Form 20-F
period 2021-12-31
Sportradar Group AG
filed 2022-03-31
CIK 1836470

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number
001-40799

Sportradar Group AG
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Feldlistrasse 2
CH-9000
St. Gallen
Switzerland
(Address of principal executive offices)
Carsten Koerl
Chief Executive Officer
Email: investor.relations@sportradar.com
Telephone: +41 71 517 72 00
Sportradar Group AG
Feldlistrasse 2
CH-9000
St. Gallen
Switzerland
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, nominal value CHF 0.10 per share	SRAD	The Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 206,571,517 Class A ordinary shares and 903,670,701 Class B ordinary shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No
☒
Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

i

ii

GENERAL INFORMATION
Except where the context otherwise requires or where otherwise indicated, the terms “Sportradar,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to Sportradar Group AG, in each case together with its consolidated subsidiaries as a consolidated entity.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our financial books and records and publish our consolidated financial statements in Euros, which is our functional and reporting currency.
After our initial public offering in September 2021, Sportradar Holding AG became the predecessor of Sportradar Group AG for financial reporting purposes. Immediately following the reorganization transactions described under Item 4. “
Information on the Company
—
A. History and Development of the Company
—
The Reorganization Transactions
,” Sportradar Group AG became a publicly listed holding company and its sole material asset became its equity interest in Sportradar Holding AG. As the sole direct holder of equity in Sportradar Holding AG, Sportradar Group AG now operates the business and controls the strategic decisions and day-to-day
operations of Sportradar Holding AG. As a result, we have consolidated the financial results of Sportradar Holding AG. Our financial information is presented in Euros. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.13, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “$” mean U.S. dollars, all references to “€” mean Euros and all references to “CHF” mean Swiss Francs.
Certain figures included in this Annual Report and in our financial statements contained herein have been rounded for ease of presentation. Percentage and variance figures included in this Annual Report have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and variance amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in this Annual Report and in the consolidated financial statements contained herein. Additionally, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Key Financial and Operational Performance Indicators
Throughout this Annual Report, we provide a number of key financial and operational performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5.A. “
Operating and Financial Review and Prospects
—
Operating Results—
Non-IFRS
Financial Measures and Operating Metrics
.” We define certain terms used in this Annual Report as follows:

•
“Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sports rights. Adjusted EBITDA is a non-IFRS
measure and a reconciliation to profit for the year, its most directly comparable IFRS measure, is included in Item 5.A. “
Operating and Financial Review and Prospects
—
Operating Results—
Non-IFRS
Financial Measures and Operating Metrics
” together with an explanation of why we consider Adjusted EBITDA useful.

•
“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue. See Item 5.A. “
Operating and Financial Review and Prospects
—
Operating Results—
Non-IFRS
Financial Measures and Operating Metrics
” for the explanation of why we consider the ratio of Adjusted EBITDA to revenue useful in evaluating our operating performance. The most directly comparable IFRS measure to Adjusted EBITDA margin is profit for the year as a percentage of revenue.

•
“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. Adjusted Free Cash Flow is a non-IFRS
measure and a reconciliation to net cash from operating activities, its most directly comparable IFRS measure, is included in Item 5.A. “
Operating and Financial Review and Prospects
—
Operating Results—
Non-IFRS
Financial Measures and Operating Metrics
,” together with an explanation of why we consider Adjusted Free Cash Flow useful.

•
“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA. See Item 5.A. “
Operating and Financial Review and Prospects
—
Operating Results—
Non-IFRS
Financial Measures and Operating Metrics
” for the explanation of why we consider the ratio of Adjusted Free Cash Flow to Adjusted EBITDA useful in evaluating our operating performance. The most directly comparable IFRS measure to Cash Flow Conversion is net cash from operating activities as a percentage of profit for the year.

•
“Dollar-Based Net Retention Rate” is calculated for a given period by starting with the reported trailing twelve month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Dollar-Based Net Retention Rate.

MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data in this Annual Report from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. In addition, certain statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets in this Annual Report are not based on published data obtained from independent third parties or extrapolations therefrom, but rather are based upon our own internal estimates and research, which are in turn based upon multiple third-party sources, including the PricewaterhouseCoopers (“PwC”) 2021 Sports Outlook for North America report, Consumer intelligence series, Sports Survey 2019 and Sports Survey 2020 (collectively, “PwC Reports”), N.J. Division of Gaming Enforcement, H2 Gambling Capital’s Global All Product Summary (the “H2 Report”), Gambling Compliance’s January 2021 U.S. Sports Betting Tracker (the “Gambling Compliance Tracker”), Statista data regarding sports betting, eSports and global sports events (“Statista Data”) and reports by Boston Consulting Group (the “BCG Reports”).
Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We have proprietary rights to certain trademarks used in this Annual Report that are important to our business, many of which are registered under applicable trademark laws.
Solely for convenience, references to the trademarks, service marks, logos and trade names in this Annual Report are without the
®
and
™
symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are contained principally in Item 3.D. “
Risk Factors
,” Item 4. “
Information on the Company
” and
Item 5. “
Operating and Financial Review and Prospects
.” In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations are forward-looking statements.
Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties.

SUMMARY OF RISK FACTORS
Many important factors could adversely impact our business and financial performance, including, but not limited to, those discussed in Item 3.D. “
Risk Factors
” of this Annual Report and the following:

•	economic downturns and political and market conditions beyond our control could adversely affect our business, financial condition or results of operations;

•	the global COVID-19 pandemic has had and may continue to have an adverse effect on our business or results of operations;

•	we depend on the success of our strategic relationships with our sports league partners;

•	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters may adversely impact our reputation;

•	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;

•	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;

•	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;

•	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;

•
our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers and regulators, and may expose us to liability;

•
interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;

•
we, our customers and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;

•
a significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or limited regulatory framework exists and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties;

•	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers;

•
failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting;

•
we are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business;

•
failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;

•	we may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan;

•	acquisitions create certain risks and may adversely affect our business, financial condition or results of operations; and

•
as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.
The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved.]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Our business faces risks and uncertainties which may be significant. You should carefully consider the risks described below and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) before making or maintaining an investment in our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, reputation, financial condition, share price or results of operations could be materially adversely affected by any of these risks as well as other risks not currently known to us or not currently considered material. The trading price and value of our Class A ordinary shares could decline due to any of these risks, and may result is a loss of all of part on an investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.
Risks Related to Our Business and Industry
Macroeconomic Risks
Economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as war or acts of terrorism, could adversely affect our business, financial condition or results of operations.
Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business and financial condition. In the past decade, global and U.S. economies have experienced tepid growth following the financial crisis of 2008 and 2009 and there appears to be an increasing risk of a recession due to international trade and monetary policy, the global
COVID-19
pandemic and other changes. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content. Acts of terrorism or war, such as the ongoing and rapidly escalating conflict in Ukraine, could cause disruptions in our business or the businesses of our customers, partners, or the global economy as a whole. Specifically, Russia’s invasion of Ukraine and the uncertainty surrounding the escalating conflict could negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. While we have not experienced a material impact on our business due to this disruption, the impact on our employees as well as the potential for broader, adverse economic impacts of this event are difficult to measure and the ultimate impacts of such event on our business is difficult to predict.
In addition, changes in general market, economic and political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce the demand for sports media, entertainment and betting products and services. Any one of these changes could have a material adverse effect on our business, financial condition or results of operations.
The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.
We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and Asia Pacific. Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union (“EU”) on January 31, 2020, and subsequently ratified a trade and cooperation agreement governing its future relationship with the European Union. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.
The uncertainty around these developments, or the perception that any related developments or that similar EU Member State separations could occur, has had and may continue to have a material adverse effect on global economic conditions and financial markets and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, disrupt supply chains, depress economic activity and restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.
Risks associated with international operations and foreign currencies could adversely affect our business, financial condition or results of operations.
We provide products and services to 1,715 customers from the Sportradar base (excluding customers acquired as a result of recent acquisitions), as of December 31, 2021, in over 123 countries and intend to continue to expand into additional markets around the globe. As of December 31, 2021, we also have 2,959 full time equivalent employees (“FTE”) in 33 offices in 20 different countries compared to 2,366 FTEs as of December 31, 2020. Our extensive global presence and ability to grow in international markets could be harmed by a number of factors, including:

•
Sports betting products and services may be limited or prohibited by existing law or new legislation. We may be required to cease operations in particular countries due to political uncertainties or government restrictions imposed by the United States government or foreign governments, including the United Kingdom and EU countries.

•
Economic or political instability, natural disasters, war, acts of terrorism, or civil unrest may cause currency devaluation that makes exchange rates difficult to manage, sporting events or matches to be postponed, cancelled or modified or our offices and employees in such regions to be negatively impacted. These risks could negatively impact our ability to offer our services and as a result could adversely affect our business, financial condition or results of operations.

•
The general state of technological infrastructure in some lesser developed countries, including countries where we have a large number of customers, creates operational risks for us that generally are not present in our operations in Europe and other more technologically developed countries.

•	Reduced respect and protection for intellectual property rights in some jurisdictions.
As a global business, we also have assets and liabilities denominated in currencies other than our Euros reporting and functioning currency, such as our purchased license rights, which are subject to foreign exchange rate risk.
Although we have in the past used, and may in the future use, derivative financial instruments to hedge against some of our risk exposures arising from our obligations in foreign currencies, there can be no assurance that our hedging activities will effectively manage our foreign exchange risks. In particular, we may not fully hedge our positions in certain currencies and may not always obtain funding in all the currencies we require. Therefore, to the extent we are unable to hedge our position in a currency or is imperfectly hedged in respect of that currency, we may experience unrealized or realized losses.
The global
COVID-19
pandemic has had and may continue to have an adverse effect on our business or results of operations.
In March 2020, the World Health Organization declared
COVID-19
a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of
COVID-19.
These measures, including
“shelter-in-place”
orders, quarantines and travel restrictions suggested or mandated by governmental authorities, have adversely affected workforces, customers, customer confidence, economies and financial markets, and, along with decreased customer spending and increased unemployment, have led to an economic downturn globally.
Government mandated closures of offices or other restrictions on workplaces and voluntary precautionary measures we take have and may continue to impact our ability to operate effectively, our ability to serve our customers, implement regulatory and technology changes, and our ability, and the ability of our service providers, to undertake on-site
audits or assessments that might be required by law or regulation. It may also become more challenging for us to manage a growing workforce, as our ability to maintain our company culture and integrate new employees are affected by work-from-home policies. It is possible that our systems and controls are less effective as a result of our compliance and risk teams and other staff not being able to work from our offices. Failure to maintain adequate systems and controls may expose us to operational and regulatory risk.
As a result of the
COVID-19
pandemic, significant suspension or cancellation of sporting events, such as the postponement of the 2020 Football European Championship, has occurred, leading to declines in the available content we deliver to our customers, our ability to access sports venues to collect data and sporting events on which bets can be placed. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy and security risk and certain other risks related to our international operations. Governments could also enhance restrictions on the advertising of gambling and betting products in light of the
COVID-19
pandemic. If, as a result of the
COVID-19
pandemic, the global economic downturn continues or worsens, government restrictions to reduce the spread of the virus are prolonged or live sporting events and matches continue to be postponed, cancelled or modified, we could experience a greater drop in demand for our products and services, which could adversely affect our business, financial condition or results of operations.
Governments have taken unprecedented actions in an attempt to address and rectify the extreme market and economic conditions caused by the
COVID-19
pandemic by providing liquidity and stability to financial markets. If these actions are not successful, the return of adverse economic conditions may have a material impact on our operations and/or our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.
To the extent the
COVID-19
pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, business interruptions and market expansion opportunities.
Business Model Risks
We depend on the success of our strategic relationships with our sports league partners. Overreliance or our inability to extend existing relationships or agree to new relationships may cause loss of competitive advantage, unanticipated costs for us or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.
We rely on strategic relationships with more than 250 sports leagues and federations globally, including the National Basketball Association (“NBA”), National Hockey League (“NHL”) and Major League Baseball (“MLB”) for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our customers and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete. Should any of our existing or future relationships with such strategic partners fail to provide official (live) data and streaming rights in accordance with the terms of our arrangements, we are unable to renew such contracts on commercially acceptable terms, or at all, or we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations.
Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing
and related matters could cause the popularity of sports betting to decline and significantly influence the regulation of sports betting and impact responsible gaming requirements, which may adversely impact our reputation.
We provide products and services to more than 900 sports betting operator customers around the globe and as of each of the fiscal years ended December 31, 2021, and 2020, we generated 55.1%, 25.0% and 12.8%, and 58.0%, 26.2% and 8.5% of our total revenue from our RoW Betting (as defined below), RoW AV (as defined below) and United States segments, respectively. We also operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond address negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.
Unfavorable publicity regarding us or the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could seriously harm our reputation. Negative publicity, including related to the use of fixed-odds betting terminals, gambling by minors and gambling online, even if not directly or indirectly connected with us or our products and services, in the industry may adversely impact our reputation and the willingness of the public to participate in sports betting. Additionally, the attraction of sports betting to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the sports betting industry. If the perception that the sports betting industry is failing to adequately protect vulnerable players, regulators may impose additional restrictions on the offering of sports betting services to such players. Furthermore, negative publicity and reputational harm may give our sports league partners a termination right to discontinue their contracts with us and our business and results of operations may be adversely affected.
In addition, public opinion can significantly influence the regulation of sports betting. A negative shift in the perception of sports betting by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize sports betting or introduce legislative restrictions, resulting in monopolies or total prohibitions, thereby limiting the number of bookmaker customers to which and/or jurisdictions in which we can potentially expand into. Increasingly negative public perception could also lead to new restrictions on, or the prohibition of, sports betting-related services where we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result, this could have a material adverse effect on our revenue and could increase operating expenses. For instance, further changes to the United Kingdom’s or other European states’ betting or gaming laws or regulations in reaction to the current adverse media coverage in such jurisdictions, including changes in the political or social attitude to online betting caused by such coverage, could have a material impact on our business, financial condition or results of operations.
Changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings and adversely affect our business.
Our ability to offer sports content solutions to increase sponsor and fan engagement is increasingly important to the success of our business and our ability to generate revenue, which is sensitive to rapidly changing consumer preferences and industry trends, and depend on our ability to satisfy consumer tastes and expectations in a consistent manner. A reduction in consumer spending and time spent on our customers’ products could affect our business. This is especially true in jurisdictions where we operate under a revenue-share model. Our customers will demand fewer products if their users reduce their spending and time, thereby affecting our business and revenue. Our success depends on our ability to offer our products and services, including our sports content and media, that meet the changing preferences of the sports content consumer market, including those of our television, cable network and broadcast partners, and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content. We invest in our sports image and editorial application programming interfaces (“APIs”), including in the creation of high quality content, and our insights and sports page solutions. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our products, services and content offerings or those of our partners. Furthermore, a lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns or disputes with production teams, could have an adverse effect on our business, financial condition or results of operations.
Our market is competitive and we may lose customers and relationships to both existing and future competitors.
The markets for sports data, media, entertainment and betting are competitive and rapidly changing. Competition in these markets may be further exacerbated if economic conditions or other circumstances, such as
COVID-19,
cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or may in the future obtain greater name recognition, larger customer bases, better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. For instance, we currently still rely on data journalists to attend events to collect data. If our competitors develop technology that replaces the need for data journalists before we do, our business could be materially harmed. Further, if competitors gain access to faster visual feeds from stadiums, the value of our in-stadium
rights would be reduced and our revenue could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenue could also decline. Increased competition for exclusive league partnerships could result in lower revenue and higher expenses, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more countries and therefore block our access to such market.
Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.
The global sports data media, entertainment and betting industries in which we operate and to which we provide products and services are comprised of diverse products and offerings that compete for consumers’ time and disposable income. We compete with a range of providers, each of whom may provide a component of our platform. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers.
As the industry grows, jurisdictions legalize sports betting and current operational jurisdictions progress toward maturity, we expect the competitive landscape will continue to change in a variety of ways, including:

•
rapid and significant changes in technology, resulting in new and innovative sports entertainment and content options, that could place us at a competitive disadvantage and reduce the use of our products and services;

•
direct competitors, such as sports data and solution providers and indirect competitors, such as the sports betting bookmakers and media companies we serve or the league partners we rely on for (live) data and streaming rights, other industry participants and/or new market entrants (including technology and social media companies) may develop products and services that compete with or replace our products and services; and

•
participants in the sports media, entertainment and betting industries may undergo disintermediation of service providers and establish direct business relationships with sports leagues and teams for data, statistics and content.

Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in the market or our prices in an effort to increase their market share. Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition or results of operations.
If we fail to attract new customers, if the revenue generated by new customers differs significantly from our experiences, or if our customer acquisition costs increase, our business, revenue and growth will be harmed.
We must continually attract new customers in existing markets and expand into new markets in order to grow our business, which depends in large part on the success of our sales and marketing efforts, our ability to deliver and enhance our services and our overall customer experience, to keep pace with changes in technology and our competitors and to expand our marketing partnerships and disbursement network.
Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer success and support experience. We spent €4.0 million on marketing and communications and €35.4 million on central engineering technology and infrastructure costs, including personnel costs, in 2021, representing 0.7% and 6.3% of total revenue for the year, and we expect to continue to spend significant amounts to acquire new customers, primarily through product and content marketing that focuses on digital and direct channels to reach the customer from the beginning of their journey. We will continue to invest in brand-building marketing and communications and growing our awareness in emerging and growth markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets. If our estimates and assumptions regarding the gross profit we can generate from new customers prove incorrect, or if the gross profit generated from new customers differs significantly from that of prior customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition or operating costs increase, the return on our investment may be lower than we anticipate irrespective of the gross profit generated from new customers. We cannot assure you that the gross profit from customers we acquire will ultimately exceed the marketing, technology and development costs associated with acquiring these customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate or results of operations may be harmed.
Our expansion into new markets is also dependent upon our ability to adapt our existing technology and offerings or to develop new or innovative applications to meet the particular service needs of each new market. In order to do so, we will need to anticipate and react to market changes and devote appropriate financial and technical resources to our development efforts, and there can be no assurance that we will be successful in these efforts. Furthermore, we may expand into new geographic markets, in which we do not currently have any operating experience. We cannot assure you that we will be able to successfully continue such expansion efforts due to our lack of experience in such markets and the multitude of risks associated with global operations, including the possibility of needing to obtain appropriate regulatory approval. Any failure to successfully expand may have a material adverse effect on our business, financial condition or results of operations.
We may not be able to acquire new customers in sufficient numbers to continue to grow our business due to macroeconomic factors, including global economic downturn, including as a result of the
COVID-19
pandemic, exchange rate fluctuations, increased competition, new and/or stricter regulations and licensing requirements that may be harmful to our or our bookmaker customers’ businesses or other factors, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. A decrease in customer acquisition growth would harm our business, financial conditions or results of operations.
Our ability to retain our customers is dependent on the quality of our products and service, and our failure to offer high quality products and services could have a material adverse effect on our sales and results of operations.
We must continually retain existing customers and expand existing customers’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation to grow our business. For the fiscal years ended December 31, 2020, and 2021, we generated 9.8% and 7.6% of total revenue from a single customer, respectively, and 24.1% and 22.4% of total revenue from our top ten customers combined, respectively. Our ability to retain our significant customers largely depends on whether we can enhance our products and services, and our overall customer experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency
and high accuracy to fulfill our customers’ requirements.
Once our products are deployed and integrated with our customers’ existing information technology investments and data, our customers depend on our customer service to resolve any issues relating to our products. Increasingly, our products have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our products for use in such deployments. Further, our ability to provide effective ongoing support, or to provide such support in a timely, efficient or scalable manner, may depend in part on our customers’ environments and their upgrading to the latest versions of our products and participating in our centralized product management and services.

In addition, our ability to provide effective customer services is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers. The number of our customers has grown significantly, and that growth has and may continue to put additional pressure on our services teams. While our goal is to provide high quality support 24 hours a day, we may be unable to respond quickly enough to accommodate short-term increases in customer demand for our support services. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, as we continue to grow our operations and expand globally to be able to provide efficient services that meet our customers’ needs globally at scale, and our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training and documentation in different languages and providing services across expanded time-zones. If we are unable to provide efficient customer service globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel, which could negatively impact our business, financial condition or results of operations.
For some of our products, the customers may need training in the proper use of and the variety of benefits that can be derived from our products to maximize their potential. If we do not effectively deploy, update or upgrade our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing services, our ability to sell additional products and services to existing customers could be adversely affected, we may face negative publicity and our reputation with potential customers could be damaged. Many enterprise and government customers require higher levels of services than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our penetration with larger customers. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition or results of operations.
If customer confidence in our brands, product quality and business deteriorates, our business, financial condition or results of operations could be adversely affected.
Customer confidence in our brands and product quality, and the ability to provide fast, secure and validated data and content are critical to our success. A number of factors could erode our customers’ confidence in our business, or in the sports media, entertainment and betting industries generally, many of which are beyond our control and could have an adverse impact on our results of operations.
Our business model is based on our ability to provide rapid, reliable and customizable products and services, and customer confidence in our business largely depends on the quality of our service and product experience and our ability to meet evolving customer needs and preferences. If we fail to maintain high quality service, or if there are pervasive customer complaints or negative publicity about our products or services, the confidence and trust customers have in our brands and business may decrease. Other factors include, but are not limited to, delays between the live event in the stadium and the visualization at the customer’s end, as well as any significant interruption in our systems, including as a result of unauthorized entry and computer viruses, fire, natural disaster, power loss, telecommunications failure, terrorism, vendor failure or disruptions in our workforce, including as a result of the
COVID-19
pandemic and any breach, or reported breach, of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.
We are subject to reputational risks related to betting-related match fixing, doping and other sports integrity threats.
Many factors influence our reputation and the value of our brands, including the perception held by our customers, business partners, investors, other industry stakeholders and the communities in which we operate. Our Sportradar Integrity Services supplies sports integrity solutions for sports’ governing bodies, anti-doping organizations, law enforcement agencies, among others, to support them in the fight against betting-related match-fixing,
doping and integrity threats. As a leading supplier of integrity solutions, we have faced, and will likely continue to face, increased scrutiny related to our solutions and consulting services, and our reputation and the value of our brands can be materially adversely harmed if a user of our solutions is involved in a major match-fixing or doping scandal. Fraud, corruption or negligence by our employees or contracted statisticians collecting data on behalf of us or third parties could also potentially have an impact on our reputation. Operational errors, whether by us or our competitors, could also harm our reputation or the sports data, sports betting, online gaming and sports marketing industries. Any association with the illegal, unethical or fraudulent activities of our customers or our partners could expose us to potential reputational damage and financial loss. Any harm to our reputation could impact employee engagement and retention, and the willingness of customers and partners to do business with us, which could have a materially adverse effect on our business operations, financial conditions or results of operations.
Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations, experience disruption or cease providing services adequately or at all.
Some services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, call center services and other operating activities are outsourced to third-party vendors. Any changes to or failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements on it or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. In the event our agreements with our third-party vendors are terminated, or if we cannot renew the contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected.
The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics (including the
COVID-19
pandemic), power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service
attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

•	loss of revenue;

•	loss of customers;

•	loss of customer data;

•	loss of sports league partnerships;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; or

•	diversion of management, technical and other resources.
Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Many of our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments of damage claims from intellectual property infringement or other claims could harm our business, results of operations and financial condition. Although we attempt to contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer or third party and other current and prospective customers and other third parties, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.
If we fail to manage our growth effectively, our brands, results of operations and business could be harmed.
We have experienced rapid growth in our headcount and revenue, which places substantial demands on our management and operational infrastructure. Our headcount grew from 2,366 FTEs as of December 31, 2020, to 2,959 FTEs as of December 31, 2021. Additionally, we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. If we fail, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be harmed.
Our total revenue increased from €404.9 million in 2020 to €561.2 million in 2021. We will need to continue to improve our operational, financial and management controls and our reporting systems and procedures in order to manage this growth. If we do not manage the growth of our business and operations effectively, the quality of our products and services and efficiency of our operations could suffer, which could harm our business, financial condition or results of operations.
Our ability to recruit, retain and develop qualified personnel, including key members of our management team, is critical to our success and growth.
All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. In addition, certain jurisdictions where we hold business-to-business
(“B2B”) gambling and/or betting supplier licenses, such as the United Kingdom or the United States, require certain management functions and key personnel to hold personal or management licenses or authorizations. For us to successfully compete and grow, we must recruit, retain and develop personnel from diverse backgrounds and who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business.
For instance, we are highly dependent on the expertise and leadership of our Chief Executive Officer and Founder, Carsten Koerl, and other members of our executive management. The market for qualified and diverse personnel, particularly for specialty technology and development skills in the European Economic Area (“EEA”), such as software engineers and data scientists, is competitive, and we also maintain an expansive network of data journalists and specialized data operators to allow us to cover live matches globally. We may not succeed in recruiting additional personnel for these positions, or may fail to effectively replace current personnel who depart with qualified or effective successors. In particular, the
COVID-19
pandemic may make it challenging for us to manage a growing workforce, as our ability to sustain our company culture and integrate new employees are affected by working from home policies.
In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, or fails to maintain the required licenses or authorizations, our business could be harmed.
Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to recruit, retain or develop qualified personnel could adversely affect our business, financial condition or results of operations.
Our business is not fully mature, and our industry is evolving, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
Our business is not fully mature, which makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to, among other things:

•	retain an active customer base and attract new customers;

•	avoid interruptions or disruptions in our service;

•	improve the quality of the customer experience on our platforms;

•	earn and preserve our customers’ trust with respect to the quality of our products and services;

•	process, store and use personal customer data in compliance with governmental regulation and other legal obligations related to data privacy, data protection and data security;

•	comply with extensive existing and new laws and regulations, including licensing requirements for B2B suppliers to the gambling and betting industry;

•	effectively maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle our customer’s needs globally;

•	successfully deploy new or enhanced features and services;

•	compete with other companies that are currently in, or may in the future enter, the sports data business;

•	hire, integrate and retain world-class talent; and

•	expand our business into new markets.
If the market for sports media, entertainment and betting does not evolve as we expect, or if we fail to address the needs of this market, our business may be harmed. We may not be able to successfully address these risks and challenges, including those described elsewhere in these Risk Factors. Failure to adequately address these risks and challenges could harm our business, financial results or results of operations.
Technology Risks
Our potential inability to anticipate and adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness.
Our industry is subject to rapid and significant technological advancements, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and customer needs and preferences. We expect that new services and technologies applicable to the sports media, entertainment and sports betting industries will continue to emerge, which could have the effect of driving down the cost to access data and content and lead to more competitive pricing. Our business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. Though we actively seek to respond in a timely manner to changes in customer needs and preferences, technology advances, new and enhanced products and services and competitive pricing, failure to respond timely and appropriately to these changes could adversely impact, on both a short-term and long-term basis, our business, financial condition or results of operations. Further, any new product or service we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets also impose additional burdens on our research, systems development, sales, marketing and general managerial resources. In addition, these solutions could become subject to legal or regulatory requirements, which could prohibit or slow the development and provision of such new solutions and/or our adoption thereof. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.
Real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations.
We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of customers, who rely on our data to settle bets, create content and generate analysis. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. For example, in October 2018, we experienced a half-day
temporary data center outage that impacted our services outside of the United States due to defects in third-party networking software. While we have remediated our network topology as a result of this incident, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon customers and users, loss of customers and relationships with third parties, loss of revenue or liability for damages. Furthermore, in some sports, determining the value of certain data points might require a degree of judgment that could result in data that differ from those of other sports data providers, and these differences may give rise to the perception of biased or erroneous data that may negatively harm our reputation. In some instances, we may not be able to identify the cause or causes of the foregoing problems or risks, or be able to take effective steps to remediate such problems or risks, within an acceptable period of time.
Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators, and may expose us to liability.
In conducting our business, we collect, process, transmit, store and otherwise use sensitive business information and personal information or personal data about our customers, employees, partners, vendors and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information.
In addition, as a provider of real-time sports data and content, our products and services may themselves be targets of cyber-attacks that attempt to intercept, breach, sabotage or otherwise disable or gain access to them or the data processed thereby, and the defensive and preventative measures we take ultimately may not be able to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite our efforts to create security barriers against such threats, it is virtually impossible to eliminate these risks entirely. Any such breach could enable betting manipulation, compromise our networks, create system disruptions or slowdowns and exploit security vulnerabilities of our products. Additionally, the information stored on our networks, including proprietary information and other intellectual property, could be accessed, publicly disclosed, lost or stolen, any of which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, customers and transactions, regulatory complaints, investigations, penalties and increased costs to remedy any problem and costly litigation, and may therefore adversely impact market acceptance of our products and services and may seriously affect our business, financial condition or results of operations.
We have been and expect to continue to be the target of malicious third-party attempts to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, in order to gain unauthorized access to our networks and systems or those of third parties associated with us. These attempts have included phishing attacks, distributed denial-of-service
attacks, scams and ransomware, including a small-scale ransomware attack that we experienced in 2021 related to our acquisition of a company, which we were able to quickly and efficiently stop from spreading across our systems. Although we believe none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incident will not have such an impact in the future. While we employ multiple methods at different layers of our systems to defend against intrusion and attack and to protect our data, we cannot be certain that these measures are sufficient to counter all current and emerging technology threats. Additionally, the rising prevalence of work-from-home practices has exposed us to more threats as corporate and non-corporate
devices are used on residential networks that are less secure than our office networks, which we believe was a factor in the above mentioned ransomware attack.
Our computer systems could be subject to breaches, and our data protection measures may not prevent unauthorized access. For example, we are likely to have exposure to zero-day
vulnerabilities in third party and open source frameworks. By their nature, zero-day
vulnerabilities are unknown security holes that can gain rapid exposure and exploitation once they are made public. While we believe the procedures and processes we have implemented to detect, prevent and otherwise handle an attack are adequate, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to anticipate or detect. Threats to our systems and associated third-party systems can originate from human error or negligence, fraud or malice on the part of employees or third parties or simply from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent unplanned downtime, or the unauthorized access, unauthorized use, or other compromise of sensitive data. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we select our associated third parties carefully, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our customers or otherwise conduct our business or otherwise result in liabilities or other costs and expenses.
We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes, improper collection, analysis, disclosure or other misuse of personal data, and violation of customer protection or data privacy and security laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to customer data will be followed or will be adequate to prevent such misuse. In addition, we are subject to obligations under certain of our agreements with respect to data privacy and security, including to take certain protective measures to ensure the confidentiality of customer data and to notify affected parties in the event of a breach. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures or otherwise comply with our obligations could result in liability, protracted and costly litigation, governmental intervention and fines and, with respect to misuse of personal information of our customers, lost revenue, lost sports league partnerships and reputational harm.
Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective customers or leagues from using our services, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), divert management focus away from other priorities, increase our risk of regulatory scrutiny or result in the imposition of penalties and fines under domestic or foreign laws. Also, prospective customers, partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their needs. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
Interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business.
Our ability to provide fast, secure and validated products and services largely depends on the efficient and uninterrupted operation of our business processes, computer information systems and infrastructure. For example in 2021, one of our cloud service providers experienced interruptions caused by an air conditioning issue in its data center. As we continue to use hosting partners, interruptions like this may cause instability in a number of our applications for a prolonged period of time. To prepare for cases like this in 2022 and beyond, we plan to dedicate more effort to deploy services in more regions to add additional resiliency as a risk mitigation activity. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems, processes, operations and infrastructure could be exposed to damage, interruption or operational challenges from unauthorized entry and computer viruses and computer denial-of-service-attacks
as discussed in this “Risk Factors” section under the caption “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators and may expose us to liability,” human error, hardware or software defects or malfunctions, earthquakes, floods, fires, natural disaster, pandemics, such as the
COVID-19
pandemic, power loss, telecommunications failure, terrorism, vendor failure, geopolitical events, foreign state attacks, system breakdowns of our informational technology or cloud infrastructure or other causes, many of which may be beyond our control. We currently maintain a disaster recovery and business continuity process, however, this may not adequately protect us from such delays and interruptions. While we also maintain business interruption insurance, our coverage may be insufficient to compensate us for all losses that may result from interruptions in our service as a result of system failures and similar events.
Further, we have been and continue to be the subject of cyber-attacks, including routine port scanning by external parties. These attackers and attacks, which may even be initiated by nation-states, have continued to become more sophisticated and are primarily aimed at interrupting our business, exposing us to financial losses, or exploiting information security vulnerabilities. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation, and disruptions related to cybersecurity have not caused any material disruption to our business. The safeguards we have designed to help prevent future security incidents and systems disruptions and comply with applicable contractual, regulatory and other legal requirements may not be successful, and we may experience material security incidents, disruptions or other problems in the future. We also may experience software defects, development delays and other systems problems, which could harm our business and reputation and expose us to potential liability, which may not be fully covered by our business interruption insurance. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. These applications may not be sufficient to address technological advances, regulatory requirements, changing market conditions or other developments.
Additionally, if our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands.
We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, Oracle and other third parties to support some of our customers and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition or results of operations.
We rely on the technology, infrastructure, and software applications, including software-as-a-service
offerings, of certain third parties, such as AWS, Microsoft Azure and Oracle, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based services, customer relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that our platforms become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, or our reputation and brand to be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.
We may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition or results of operations could be adversely affected.
Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, terrorist attacks, natural disasters, public health crises such as the
COVID-19
pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.
Any interruption in our service, whether as a result of an internal or third party issue, could damage our brand and reputation, cause our customers to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our customers against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future customers, any of which could harm our business, financial condition or results of operations.
Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition or results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS, Microsoft Azure or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of customer contracts if they are unwilling to accept such a change.
A failure to maintain our relationships with our third party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our customers and adversely affect our business and results of operations.
The competitive position of our extensible markup language (“XML”) or application programming interfaces feeds depends in part on their ability to integrate, operate and share data with our customers’ applications.
The competitive position of our XML and API feeds depends in part on their ability to integrate, operate and share data with the visualization tools, software and technology infrastructure of our customers. As such, we must continuously modify and enhance our XML and API feeds to adapt to changes in website applications and mobile apps and to ensure efficiency, speed and scale. If the interoperability of our XML and API feeds with our customers’ decreases, we could become less attractive to users of our products, lose market share or be required to spend more costs to enhance compatibility. We intend to facilitate the compatibility of our XML and API feeds with various third-party software and infrastructure by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition or results of operations could be adversely affected.
Issues in the use of artificial intelligence, including machine learning, in our platforms may result in reputational harm or liability.
AI and machine learning is enabled by or integrated into some of our products, such as Simulated Reality, an
AI-driven
product for professional sports matches and a range of
pre-match
and live
(in-play)
betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyzes that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

Legal and Regulatory Risks
We, our customers and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation or the regulatory climate could adversely impact our ability to operate our business or decrease the demand for our products and services. The introduction of licensing requirements for the supply of products and services to the gambling and betting industry may adversely impact our ability to operate in such jurisdictions.
Many of the customers we serve and our business offered under the brand “Betradar,” which offers products and services to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our customers or we offer our services.
Future legislative and regulatory action, court decisions, including by the Court of Justice of the European Union (“CJEU”), or other governmental action, such as the future regulation of sports betting in further jurisdictions in Europe and the United States, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases and an increasingly negative tendency towards all forms of sports betting and gambling in politics and the wider society, may have a material impact on the legislation and licensing requirements applicable to our and our customers’ businesses and/or our operations and financial results. Stricter legislation, licensing and regulatory requirements as well as an increase in restrictions on the advertising of sports betting and gambling products may decrease the demand for our products and services or prevent us from providing these services entirely.
Our failure to obtain licenses in jurisdictions that introduce licensing requirements for supplying products and services to the gambling and betting industry (as well as our failure to maintain any of our existing licenses) may result in us having to change, restrict, suspend or cease our supply of services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages.
There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our and our customers’ businesses to prohibit, legislate or regulate various aspects of the sports betting industry (or that existing laws in those jurisdictions will not be interpreted negatively), including the introduction of new licensing and authorization requirements for our and our customers’ businesses and the introduction of licensing requirements for B2B suppliers of products and services to the gambling and betting industry. In particular, some jurisdictions have introduced regulations attempting to restrict, monopolize or prohibit online gambling and/or betting, while others have taken the position that online gaming and/or betting should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Changes to existing forms of regulation may include the introduction of punitive tax regimes, requirements for large bonds or other financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity, requirements to obtain licenses and/or caps on the number of licensees, restrictions on permitted marketing activities or restrictions on third-party service providers to sports betting operators. In addition, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.
Any adverse changes to the regulation of sports betting, the interpretation of these laws, regulations, government action and licensing requirements by relevant regulators or the revocation of operating licenses could materially adversely affect our ability to conduct our operations and generate revenue in the relevant jurisdiction. In particular, it may become commercially undesirable or impractical for us to provide sports betting services in certain jurisdictions as the local license or approval costs increase, our returns from or scope of service in such jurisdictions may be reduced or we may be forced to withdrawal from such jurisdictions entirely, with a material financial loss due to restrictions to our customers located in these jurisdictions.
Additionally, governmental authorities could view us as having violated local laws, despite efforts to obtain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against participants in the sports betting industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us, our customers or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition or results of operations, as well as impact our reputation. In addition, there is a risk that the provision of products and services to customers who are not in compliance with gambling and betting legislation and/or regulatory requirements in certain jurisdictions, despite efforts to ensure that our products and services are made available only to customers who comply with all applicable legislation, including gambling and betting legislation, may lead to sanctions and penalties being issued against us based on aiding and abetting an illicit gambling or betting offer. This may result in us being unqualified to maintain our existing regulatory licenses or obtain future licenses and authorizations.
A significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or where limited regulatory framework exists and the approach to regulation and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties.
The regulation and legality of sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions), including within the European Union single market, as well as across jurisdictions in the United States, and in certain jurisdictions there is limited or no legislation which is directly applicable to ours or our customers’ businesses. While the majority of gambling and betting laws in Europe do not require us to hold licenses for providing our products and services to the betting industry on a B2B basis and thus, in most European jurisdictions, our business is not subject to holding a supplier license, some jurisdictions, including the United States and certain European jurisdictions, such as the United Kingdom and Malta, require us to hold a supplier license issued by the competent gambling and betting regulatory authority. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a supplier license, we operate our business based on agreements in which our customers warrant and represent that their respective business-to-customer
(“B2C”) gambling and betting services comply with the applicable local legislation.
The legality of sports betting services in certain jurisdictions is not clear or is open to interpretation. In many jurisdictions, there are conflicting laws and/or regulations, conflicting interpretations, divergent approaches by enforcement agencies and/or inconsistent enforcement policies and, therefore, some or all forms of sports betting could be determined to be illegal in some of these jurisdictions, either when operated within the jurisdiction and/or when accessed by persons located in that jurisdiction. Moreover, the legality of sports betting is subject to uncertainties arising from differing approaches among jurisdictions as to the determination of where sports betting activities take place and which authorities have jurisdiction over such activities and/or those who participate in or facilitate them.
There is a risk that regulators or prosecutors in jurisdictions where we provide online gambling and/or betting services to customers without a local license or pursuant to a multi-jurisdictional license may take legal action against our operations and despite our good faith efforts to comply with all local requirements any defense we may raise may not be successful. These actions may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and internet service provider (“ISP”) blacklisting, some of which may be more readily enforceable within an economic area such as the EEA. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

In addition, there are many jurisdictions around the world where the legality of various forms of gambling is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to off-shore
activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement of betting and gaming regulations. Changes in regulation in a given jurisdiction could result in it being re-assessed
as a restricted territory without the potential to generate revenue on an ongoing basis. Our inability to operate and work with customers in a large betting or gaming market in the future, for example Germany, or a number of smaller betting or gaming markets which collectively are material, could have a material adverse effect on our ability to generate revenue and our profit margins due to a decrease in economies of scale.
We determine whether to permit customers in a given jurisdiction to access any one or more of our products and services and whether to engage in various types of marketing activity and customer outreach based on a number of factors, including but not limited to:

•	the laws and regulations of the jurisdiction;

•	the terms of our betting licenses;

•
the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

•	state, federal or supranational law, including EU law if applicable;

•	any changes to these factors; and

•	internal rules and policies.
However, our assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against us, our customers or third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of our operations in such jurisdictions.
As a supplier to the gambling and betting industry, our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers. Additionally, even if jurisdictions legalize real money gambling and betting, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive for our customers to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which may lead to a decreased demand for our products and services and adversely affect our business.
Business customers that receive data they use in the gambling and betting industry, including operators of real money gambling and betting offers, face a legal and regulatory landscape that impacts our business.
Several jurisdictions have regulated or are currently regulating or considering regulating the provision of real money gambling and betting to end consumers. Our business, financial condition and results of operations are significantly dependent upon the regulation that is applicable to and directly impacts our customers.
Certain jurisdictions in which laws currently prohibit or restrict sports betting or the marketing of those services, or protect monopoly providers, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We have and still intend to expand our offering of sports betting services into such clarified or liberalized jurisdictions and markets, including within North America (in particular, following the U.S. Supreme Court’s decision to strike down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) in May 2018), Europe and elsewhere internationally.

While clarification and liberalization of the regulation of sports betting in certain jurisdictions and markets may provide our customers and us growth opportunities, successful expansion into each potential new jurisdiction or market will present its own complexities and challenges. Efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, local resources, local infrastructure, specific technology, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Notwithstanding such efforts, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, ability of our customers to successfully enter, competition from third parties and other factors that we are unable to predict at this time or are beyond our control. As a result, there can be no assurance that we will be successful in expanding our offering of sports betting services into such jurisdictions or markets or that our service and product offerings will grow at expected rates or be successful in the long term at all.
For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our customers and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our customers’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our customer and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. Additionally, a license may require us to offer our products in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance
by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.
Furthermore, our competitors or their partners may already be established in a jurisdiction or market. If regulation is liberalized or clarified in such jurisdictions or markets, we may face increased competition from other providers and this may in turn increase the overall competitiveness of the sports betting industry. We may face difficulty in competing with providers that take a more aggressive approach to regulation and are consequently able to generate revenue in markets from which we do not accept customers or in which we do not advertise. We may also face operational difficulties in successfully entering new markets, even where regulatory issues do not materially restrict such entity.
Failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with licensing and regulatory requirements in other jurisdictions, or could cause the rejection of license applications or the restriction, condition, suspension or revocation of existing licenses in other jurisdictions.
Compliance with the various regulations applicable to our business in the context of offering products and services as a supplier to the gambling and betting industry is costly and time-consuming. In jurisdictions where we are required to hold such supplier licenses, the regulatory authorities regularly have broad powers with respect to the regulation and licensing of our business and may restrict, condition, suspend or ultimately revoke our licenses, impose substantial fines on us and take other actions, any one of which could have a material adverse effect on our business, financial condition or results of operations. These laws and regulations are dynamic and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current laws or regulations or enact new laws and regulations regarding these matters.
Non-compliance

with any such legislation or regulations could expose us to claims, legal or regulatory proceedings, license reviews, litigation and investigations by regulatory authorities, as well as substantial fines and negative publicity, each of which may materially and adversely affect our business.
Any of our existing supplier licenses may be restricted, conditioned suspended or ultimately revoked. The loss, suspension or review of a license or any condition imposed on a license held in one jurisdiction could trigger restrictions, conditions, suspension or loss of a license or affect our suitability and eligibility for such a license in another jurisdiction, and any of such restrictions, conditions, suspension or losses, or potential for such restriction, condition, suspension or loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. We may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect our operations. Our delay or failure to obtain or maintain licenses in any jurisdiction may prevent us from providing our products and services, increasing our customer base and/or generating revenue. Any failure to maintain or renew our existing licenses, registrations, permits, authorizations, or approvals could have a material adverse effect on our business, financial condition or results of operations.
We face the risk of loss, revocation,
non-renewal
or change in the terms of our existing supplier licenses.
Our existing supplier licenses typically include a right for the regulatory authority to restrict, condition, suspend or revoke the license in certain circumstances, for example, where the licensee is in breach of the relevant regulatory requirements. In addition, the suitability process as part of any renewal or continuation application may be expensive and time-consuming and any costs incurred are unlikely to be recoverable if the application is unsuccessful. If any of our existing supplier licenses are not renewed or renewal is delayed, or if such licenses are restricted, conditioned, suspended, revoked or renewed on terms materially less favorable to our business, this may restrict us from providing some or all of our services to customers in such jurisdiction and may require us to restrict or suspend our services to customers in relation to such jurisdiction or to withdraw from that jurisdiction either temporarily or permanently, each of which would have a consequent negative impact on our revenue.
To date, we have obtained all licenses, authorizations, findings of suitability, registrations, permits and approvals necessary for our current operations. Our supplier licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain of our licenses will expire and will need to be renewed in 2022, including our one year-term U.S. betting licenses for Arkansas, Colorado, West Virginia, Washington, Indiana and Tennessee, among others. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability and eligibility requirements of our directors, officers, key employees and personnel and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business.
In some jurisdictions our key executives and officers, certain employees, key personnel, or other individuals related to the business are subject to licensing and/or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause our business to be non-compliant
with its regulatory obligations, or imperil our ability to obtain or maintain the supplier licenses necessary to conduct our business. In some cases, the remedy to such situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person’s equity securities.
As part of obtaining and maintaining supplier licenses and authorizations, the competent gambling and betting regulatory authorities will generally determine suitability of certain directors, officers and employees and, in some instances, shareholders holding an equity participation or voting rights exceeding certain materiality thresholds. The criteria used by gambling and betting regulatory authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations vary across jurisdictions, but generally, and in particular in the United States, the competent authorities require extensive and detailed application disclosures. The competent authorities regularly have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any competent authority with jurisdiction over our business were to find an officer, director, employee, any key personnel or significant shareholder unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person and be forced to appoint a different individual who meets the authority’s suitability requirements, which could result in having a material adverse effect on our business, financial condition or results of operations.
Additionally, a gambling and betting regulatory authority may refuse to issue or renew a supplier license or restrict, condition, suspend or ultimately revoke any existing supplier license, based on any past or present activities of our directors, officers, key employees and personnel, shareholders or third parties with whom we have relationships, which could adversely affect our business. Further, there is a risk that going forward our existing and/or any future key officers, directors, key employees and personnel or significant shareholders will not meet all suitability and eligibility criteria necessary for us to maintain or obtain the supplier licenses and authorizations required for operating our business, which may result in the need to replace the respective individual who fails to meet the suitability and eligibility criteria imposed by a gambling and betting regulatory authority. Any failure to renew or maintain such licenses or to receive new licenses when necessary would have a material adverse effect on our business, financial condition or results of operations.
There have been various attempts in the European Union to apply domestic criminal and administrative laws to prevent our sports betting operator clients licensed in other EU member states (“Member States”) from operating in or providing services to customers within their territory; the case law of the CJEU on this issue continues to evolve and the reactions of the governments of Member States create uncertainty for online betting operators.
There have been attempts by regulatory authorities, state licensees and incumbent operators, including monopoly operators, in certain Member States to apply their domestic criminal and administrative laws to prevent, or attempt to prevent, sports betting operators licensed in other Member States from operating in or providing services to customers within their territories. Although certain Member States are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to betting as being contrary to the EU law principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various Member States, remains subject to continuing clarification. There have been a considerable number of relevant proceedings before the domestic courts of various Member States and the CJEU.
If the jurisprudence of the CJEU continues to recognize that Member States may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the offering of sports betting services by operators licensed in other Member States, our sports betting operator clients’ ability to allow their customers in a given Member State to access one or more of their sports betting services and to engage in certain types of marketing activity and customer contact may be impacted. Depending on the national courts’ or competent authorities’ interpretation of the EU law, our clients may have to submit to local licensing, regulation and/or taxation in more Member States and/or exclude customers in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially indirectly reduce our revenue in the European Union.
We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could have a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.
As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require Member States to regulate marketing by electronic means and the use of web cookies and other tracking technology. Member States have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.
The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 under the UK Data Protection Act 2018 and the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019) after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from Member States to the United Kingdom without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses
and renews/ extends that decision, and remains under review by the Commission during this period. In September 2021, the UK government launched a consultation on its proposals for wide-ranging reform of UK data protection laws following Brexit. There is a risk that any material changes which are made to the UK data protection regime could result in the Commission reviewing the UK adequacy decision, and the UK losing its adequacy decision if the Commission deems the UK to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the
EU-U.S.
Privacy Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), can lawfully be used for personal data transfers from the European Union to the United States or most other countries. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case
basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to use new SCCs since September 28, 2021 and replace existing SCCs by December 27, 2022. These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the European Union and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation. This may impact our ability to transfer personal data from Europe to the United States and other jurisdictions.
In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on
e-marketing
are currently set out in the ePrivacy Directive and national implementation laws which will be replaced by a new ePrivacy Regulation. The legal framework for electronic marketing and communication is constantly evolving and subject to enforcement by regulators, activists consumer protection organizations and individuals, which may require us to adopt our practices. While no official time frame exists for the ePrivacy Regulation, there will be a transition period for compliance after the ePrivacy Regulation is finalized. We will likely be required to expend further capital and other resources to ensure compliance with these evolving and changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, and our risk mitigation controls may fail to identify and/or prevent this, which could cause our business to suffer adverse legal and reputational effects.
In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the California Consumer Privacy Act (“CCPA”), which became effective January 1, 2020, and requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Other states are considering the implementation of similar statutes. Moreover, the California Privacy Rights Act (“CPRA”), which will become operational in 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Further, Virginia and Colorado have enacted the Consumer Data Protection Act and the Colorado Privacy Act, respectively, which will go into effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.
Restrictions on the collection, use, sharing or disclosure of personal information or personal data or additional requirements and liability for security and data integrity could require us to modify our products and services, possibly in a material manner, could limit our ability to develop new products and services and could subject us to increased compliance obligations and regulatory scrutiny. Current and proposed regulation addressing consumer privacy and data use and security could also increase our costs of operations.

Further, we make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. These laws and regulations are constantly evolving, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the GDPR we may be subject to fines of up to €20.0 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. In December 2020, a group of U.K. football players issued data subject access requests under the GDPR to various participants in the sports data and sports betting industries, including us. If the request (named “Project Red Card”) develops into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third-party infringement, which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
Failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services.
Our patents, trademarks, trade names, trade secrets,
know-how,
proprietary technology and other intellectual property rights are important to our success. While it is our policy to vigorously protect and defend our intellectual property rights , we cannot predict whether the steps we take to obtain, maintain, protect and enforce our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectual property rights. We may not be able to register our intellectual property rights in all jurisdictions where we do business, and in certain circumstances, we may determine that it is not commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we must rely on laws governing the protection of unregistered intellectual property rights, and contractual confidentiality and/ or exclusivity provisions to protect our data and technology, which may limit the remedies available to us in the event of unauthorized use by third parties. If we are unable to protect our proprietary offerings, technology and features via relevant laws or contractual exclusivity, competitors may copy them. Even if we seek to register our intellectual property rights, third parties may contest our applications, and even if we are able to obtain registrations, third parties may challenge the validity or enforceability of the registered intellectual property. Further, we cannot guarantee that our patents, registered trademarks or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may attempt to reverse engineer our technology to develop applications with the same or similar functionality as our solutions, and competitors and other third parties may also adopt trade names or trademarks similar to ours. Further, competitors and other third parties have in the past and may in the future attempt to make unauthorized use of our data. Monitoring and policing unauthorized use of our data, technology and intellectual property rights is difficult and may not be effective, and we cannot assure you that we will have adequate resources to police and enforce our intellectual property rights. Uncertainty may also result from changes to intellectual property laws or to the interpretation of those laws by applicable courts and agencies. For example, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive focus in the United States following the lifting of the PASPA ban. As such, we cannot be certain that our current uses of data from publicly available sources or otherwise, which are not known to infringe, misappropriate or otherwise violate third-party intellectual property today, will not result in claims for infringement, misappropriation or other violations of third-party intellectual property in the future. If we are unable to maintain the proprietary nature of our technologies, our business, financial condition and results of operations could be materially adversely affected. Any litigation to enforce our intellectual property rights or defend ourselves against oppositions or other proceedings regarding our registered or applied-for
intellectual property could be costly, divert attention of management and may not ultimately be resolved in our favor.
We attempt to protect our intellectual property and proprietary information by (i) implementing industry-standard administrative, technical and physical practices, including source code access controls, to secure our proprietary information, and (ii) requiring all of our employees and consultants and certain of our contractors to execute confidentiality and invention assignment agreements. However, we may not be able to obtain these agreements in all circumstances. Furthermore, we cannot guarantee that all employees, consultants and contractors will comply with the terms of these agreements, or that the agreements will effectively protect our proprietary information or protect our ownership of our intellectual property rights. Accordingly, we may not be able to prevent the unauthorized disclosure or use of our technical know-how
or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements, access controls, industry standard practices and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and costly, and we do not know whether the steps we have taken to protect our proprietary technologies and information will be effective. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how
and other proprietary information. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.
We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how
of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we are unsuccessful in defending any such claims, we may be liable for damages, and we may also be prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
Our use of “open-source” software could adversely affect our ability to offer our products and services and subject us to possible litigation.
We use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Use and distribution of open-source software may entail greater risks than use of other third-party commercial software, as licensors of open-source software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. Some open-source licenses may require licensees that incorporate open-source code into their proprietary software, or that distribute their proprietary software with or link their proprietary software to open-source code, to publicly disclose their proprietary source code, or may prohibit the licensees from charging a fee to other parties for use of such software. In addition, the public availability of open-source software may make it easier for others to compromise or reproduce our services or product offerings.

While we try to insulate our proprietary code from the effects of such open-source license provisions, we cannot guarantee we will be successful. Accordingly, we may face claims from others claiming ownership of software, or seeking to enforce open-source license terms with respect to our software, including by demanding release of our proprietary source code that was developed or distributed with or linked to such software. Any such release could allow our competitors to create similar technologies with less development effort and in less time and could lead to a loss of sales of our products and services. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our software, any of which would have a negative effect on our business or results of operations. In addition, if the license terms for the open-source code change, we may be forced to re-engineer
our software or incur additional costs. The use of certain open-source software can also lead to greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software which, thus, may contain security vulnerabilities or infringing or broken code. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
If we are not able to maintain, enhance and protect our reputation and brand recognition, including through the maintenance and protection of trademarks, our business will be harmed.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with our partners and customers and to our ability to attract new partners and customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. If we fail to adequately protect or enforce our rights under trademarks that are important to our business, we may lose the ability to use those trademarks or to prevent others from using them, which could adversely harm our reputation and our business. It is possible that others may assert senior rights to similar trademarks, in the United States and internationally, and seek to prevent our use and registration of our trademarks in certain jurisdictions. Our pending trademark applications may not result in such trademarks being registered, and we may not be able to use these trademarks to commercialize our products and services in the relevant jurisdictions.
Our registered or unregistered trademarks may be challenged, infringed, circumvented, diluted, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with partners and customers. If we are unable to adequately protect our trademarks or to establish name recognition based on our trademarks, our ability to build brand identity could be impeded and possibly lead to market confusion, we may not be able to compete effectively, and our business, financial condition and results of operations may be adversely affected.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property or similar proprietary rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.
Our commercial success depends on our ability to develop and commercialize our products and services and use our technology without infringing, misappropriating or otherwise violating the intellectual property or similar proprietary rights of third parties. Whether merited or not, we have faced, and may in the future face, claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights that could interfere with our ability to market and promote our brands, products and services. This could include claims that the content made available through our products and services violates individuals’ (including athletes’) rights of publicity or privacy or utilizes without authorization, infringes upon, dilutes or otherwise violates third-party trademarks or brand names. Any litigation to defend ourselves against claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, failure to successfully settle or defend against claims that we have infringed, misappropriated or otherwise violated the intellectual property or similar proprietary rights of others may require us to stop using certain intellectual property or commercializing certain products and services, obtain licenses, modify our services and technology while we develop
non-infringing
substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties and upfront or ongoing fees. Such licenses may also be non-exclusive,
which could allow competitors and other parties to use the subject technology in competition with us. We may also have to redesign our services and technologies so they do not infringe, misappropriate or otherwise violate third-party intellectual property or similar proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use.
Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expense, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Class A ordinary shares. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.
Our ability to commercialize our technology and products is subject, in part, to the terms and conditions of licenses granted to us by others.
We are reliant upon licenses to certain data and other intellectual property rights that are important to our products and services, including from strategic partners such as the NBA and MLB. These and other licenses are generally non-exclusive,
and may not provide us with sufficient rights to use such data and other intellectual property rights, including in all territories in which we may wish to commercialize our products and services. As a result, we may not be able to prevent competitors or parties from commercializing competitive products and services. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to commercialize our products and services covered by these license agreements. Even if these agreements are not terminated, upon their expiration, we may be required to re-negotiate
or renew these agreements with our licensors, or enter into new agreements with other rights holders, in order to commercialize our products and services. There is significant competition for such licenses, and we cannot guarantee that we will be able to renew our licenses. Furthermore, as rights holders develop their own offerings, they may be unwilling to provide us with access to certain data or content, such as data and content for popular or highly anticipated game broadcasts or series. If our licensors and other rights holders are not willing or able to license us data, content or other materials upon terms acceptable to us (or at all), our ability to commercialize our products and services may be impaired or our costs could increase. In addition, we may seek to obtain additional licenses from our licensors and, in order to obtain such licenses, we may have to agree to amend our existing licenses in a manner that may be more favorable to the licensors. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.
We could be subject to changes in tax laws or their interpretations or additional taxes in or out of the United States and Switzerland, or could otherwise have exposure to additional tax liabilities, which could reduce our profitability.
We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenue we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations. In addition, other factors or events, including business combinations and investment transactions, changes in the valuation of our deferred tax assets and liabilities, adjustments to taxes upon finalization of various tax returns or as a result of deficiencies asserted by taxing authorities, increases in expenses not deductible for tax purposes, changes in available tax credits, changes in transfer pricing methodologies, other changes in the apportionment of our income and other activities among tax jurisdictions, and changes in tax rates, could also increase our future effective tax rate.
Our tax filings are subject to review or audit by the U.S. Internal Revenue Service (the “IRS”) and state, local and
non-U.S.
taxing authorities. We exercise judgment in determining our worldwide provision for taxes and, in the ordinary course of our business, there may be transactions and calculations where the proper tax treatment is uncertain. We may also be liable for taxes in connection with businesses we acquire. Our determinations are not binding on the IRS or any other taxing authorities, and accordingly the final determination in an audit or other proceeding may be materially different than the treatment reflected in our tax provisions, accruals and returns. An assessment of additional taxes because of an audit could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Further changes in the tax laws of
non-U.S.
jurisdictions could arise, in particular, as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic
Co-operation
and Development (“OECD”). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles. These changes, if adopted, could increase tax uncertainty and may adversely affect our provision for income taxes and increase our tax liabilities.
Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of St. Gallen, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in St. Gallen, Canton of St. Gallen, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption from 2020 onwards in St. Gallen will be approximately 14.50%. Further, the available tax loss carryforward could be limited in case an entity changes from a preferential to the ordinary tax regime.
If we fail to comply with the anti-corruption, anti-bribery, economic sanctions and export controls, anti-money laundering and similar laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.
Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries and territories where we do business. The FCPA, the U.K. Bribery Act, and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental
“commercial” bribery and accepting bribes.
We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials,” including those responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Swiss State Secretariat For Economic Affairs (“SECO”), the European Union, Member States, and Her Majesty’s Treasury of the United Kingdom, and other relevant sanctions authorities. Changes in these laws or regulations, or shifts in the approach to their enforcement, could impact our ability to sell our product to existing or potential customers. In particular, sanctions imposed by the U.S, EU, UK and other jurisdictions in response to Russian activities in Ukraine, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain other countries, such as Russia, which could adversely affect our business.
Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption, economic sanctions and export control laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We have policies and procedures designed to comply with applicable anti-corruption, economic sanctions and export control laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.
Financial and Capital Risks
We have identified a material weakness in our internal control over financial reporting which could, if not remediated, result in a material misstatement in our financial statements and our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which could materially and adversely affect investor confidence in us and, as a result, the value of our ordinary shares.
As a public company, we are required to maintain internal control over financial reporting and will be required to evaluate and determine the effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Prior to our initial public offering in September 2021 (“IPO”), we were a private company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. In the course of reviewing our financial statements in preparation for our IPO, our management and our independent registered public accounting firm identified the following deficiency that we concluded represented a material weakness in our internal control over financial reporting as of December 31, 2021. The material weakness related to insufficient design and implementation of controls, IT systems and segregation of duties.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We are in the process of implementing measures to improve our internal control over financial reporting to remediate this weakness. We have begun to hire key finance and technical IFRS accounting personnel and a new central financial controls and assurance team is being created with responsibility for setting and maintaining finance controls, policies and standards. We are continuing to evaluate the need for additional resources of this type. We have also engaged external advisors, who are assisting us in implementing internal controls to remediate the material weakness.
We also begun an enterprise resource planning (“ERP”) implementation which we believe will better support an effective internal control framework. The implementation requires us to integrate the new ERP system with multiple new and existing information systems and business processes, and the ERP system is designed to accurately maintain our books and records and provide information to our management team important to the operation of the business. If the ERP system rollout is not effectively implemented as planned, the conversion from our old system to the ERP system causes inefficiencies, or the ERP system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected.

Although improvement and remediation efforts are ongoing, we cannot provide assurance that we will be able to complete full remediation by December 31, 2022, when we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Additionally, if we lose our emerging growth company status, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible
debt securities; and (4) the date we qualify as a “large accelerated filer.” We are also required to disclose material changes made in our internal control over financial reporting. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC, the stock exchange on which our securities are listed or other regulatory authorities, which would require additional financial and management resources. We have begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing and any required remediation in a timely fashion.
There is also no assurance that we have identified all our material weaknesses or that we will not in the future have additional material weaknesses. If during the evaluation and testing process in 2022 we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and additional remediation efforts and associated costs will be required. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by our stock exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects.
We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons.
Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Football European Championship. We also experience volatility in certain other metrics, such as revenue shares and trading performance. Volatility in our key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations, make forecasting our future business results and needs more difficult, adversely affect our ability to manage working capital and may lead to adverse inferences about our prospects, which could result in declines in our share price.

We may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan.
We believe that our existing cash, available borrowing under our credit facilities and expected cash flow from operations, will be sufficient to meet our operating and capital requirements for at least the next 12 months.
Although we are Adjusted EBITDA-positive, we may require additional capital to respond to future business opportunities, including increasing the number of customers acquired, new league deals, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings for other reasons. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we decide to raise additional funds by issuing equity or equity-linked securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity, and our existing shareholders may experience dilution. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our future business plan and operations.
We may not be able to generate sufficient revenue to maintain profitability or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.
We may experience losses after tax in the future, and we cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew at 24% revenue compound annual growth rate (“CAGR”) from 2016 to 2021, we cannot provide assurance that our revenue will continue to grow at the same pace or at all or will not decline. An investor should not consider our historical revenue growth or operating expenses as indicative of our future performance. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.
Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to invest substantial financial and other resources on technology development, marketing and human capital. These investments may not result in increased revenue or growth in our business. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve profitability and our revenue growth rate may decline. Even with sustained or increasing revenue growth rates, we may not be able to maintain profitability or generate positive cash flow on a continuous basis, if our costs grow in tandem. If we fail to continue to grow our revenue and overall business, our business, financial condition or results of operations could be materially adversely affected.
Acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.
A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have acquired businesses in the past and may continue to make acquisitions of businesses or assets in the future.
However, we may be unable to identify or complete promising acquisitions for many reasons, including any misjudgment of the key elements of an acquisition, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to actively pursue all attractive opportunities and availability of capital.

When we do identify potential acquisition targets, the acquisition and integration of businesses or assets involves a number of risks. These risks include valuation (determining a fair price for the business or assets), structuring (including, when necessary, carving out the target entity from the seller), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), talent retention (retaining management or other talent with the knowledge and skills necessary to continue to operate the acquired business), regulation (obtaining regulatory or other government approvals, including antitrust approvals, that may be necessary to complete the acquisition and integrate thereafter) and due diligence (including identifying risks to the prospects of the business, including undisclosed or unknown liabilities or restrictions to be assumed in the acquisition). In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.
In addition, to the extent we pursue acquisition of foreign businesses and assets, these potential acquisitions often involve additional or increased risks, including:

•	managing geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•
complying with additional regulatory and other legal requirements, including the requirement to maintain or transfer licenses and authorizations following a change of control in the acquired business or obtain new licenses or authorizations;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates and unit economics across multiple jurisdictions;

•	obtaining, maintaining, protecting and enforcing intellectual property rights internationally;

•	difficulty entering new international markets due to, among other things, customer acceptance and business knowledge of these markets; and

•	general economic and political conditions.
In addition, our ability to realize the benefits we anticipate from our acquisition activities, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day
business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, financial condition or results of operations could be adversely affected.
Any current or future joint ventures or minority investments will be subject to certain risks inherent in these investments.
While we endeavor to mitigate joint venture and minority investment risks through legally enforceable partnership agreements and other instruments, our minority status may expose us to risks beyond our control and unique to investments in joint ventures and minority investments, including:

•	potential disagreements with our partner about how to manage the business;

•	the lack of full control of the venture’s management, and therefore its actions;

•	the possibility that our partner might have or develop business interests or strategies that are contrary to ours;

•	the potential need for us to fund future capital to the business, as loans to the business, as capital contributions to the joint venture, or otherwise;

•	the possible financial distress or insolvency of our partner, which could lead to our having to contribute its share of additional capital to the business;

•	the cost of litigation or arbitration (including damage to reputation) in the event of a dispute with our partner;

•	negative business and financial performance of the business because of substantial disagreements with our partner; and

•	preemptive dissolution of the business because we or our partner choose, or become obligated, to acquire the equity interests of the other in the business.
Our indebtedness could adversely affect our financial health and competitive position.
Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

•	limit our ability to pay distributions and repurchase capital stock;

•	increase our vulnerability to general adverse economic and industry conditions;

•
require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	limit our ability to incur additional indebtedness.
The credit agreement our subsidiary Sportradar Management Ltd entered into with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan AG (as Agent) and Lucid Trustee Services Limited (as Security Agent) in November 2020 (the “Credit Agreement”) contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interest. For example, the Credit Agreement limits our ability to incur additional indebtedness and for the associated multicurrency senior secured revolving credit facility, requires us to meet certain financial conditions. We have not previously breached and are not in breach of any of the covenants under the Credit Agreement; however our failure to comply with covenants in the Credit Agreement or in agreements governing any future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity, and we cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition or results of operations.
We have and could continue to be required to record impairment charges to our intangible assets.
We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our balance sheet. As of December 31, 2021 and December 31, 2020, we had €808.5 million and €346.1 million of intangible assets and goodwill, respectively, of which €421.7 million and €201.7 million were related specifically to sports league license rights, respectively, on our consolidated balance sheet. In 2019, an impairment test performed for our NBA and National Football League (“NFL”) license rights resulted in impairment charges for the NBA in the amount of €36.0 million and for the NFL in the amount of €2.4 million. Such impairment was related to the impact of the U.S. Supreme Court’s holding in Murphy v. National Collegiate Athletic Association (2018), in which the court upheld the legality of a New Jersey law permitting sports betting at casinos and racetracks and overturned the Professional and Amateur Sports Protection Act. While the court’s holding in such case was viewed at the time as a significant driver towards the legalization of sports betting across the United States, the legalization of sports betting is a matter of state law and, as such, depends on state legislatures adopting statutes and regulations permitting sports betting. The impairment we recognized related to the above was caused by a lower than expected number of states adopting statutes and regulations legalizing sports betting as compared to the expectations of management at the time the holding in Murphy v. National Collegiate Athletic Association was issued by the court. In 2020, impairment tests conducted indicated (i) a goodwill impairment of €10.4 million for the United States segment and (ii) an impairment of intangible assets for sports rights of €13.2 million and €2.6 million related to the NBA and NFL licenses, respectively. These impairments were primarily caused by the
COVID-19
pandemic, which resulted in professional leagues across sports suspending most live events, and a slow reopening of the sports market in the United States in 2020. As a result of such suspension, our U.S. business underperformed and our expectations relating to the NBA and NFL licenses were not met, which caused us to recognize these impairments.
In the future, if we make changes in our business strategy or if market or other conditions continue to adversely affect our business operations, we may be forced to record additional impairment charges related to these intangible assets, which would adversely impact our results of operations. Circumstances could also arise whereby certain new license agreements could result in a future impairment charge either from day one, if not supported by direct and indirect revenue at the date of execution, or during the course of the arrangement.
Impairment testing inherently involves assumptions about discounted estimated cash flows generated from the continuing use and ultimate disposal of these intangible assets. Future events and changes in market conditions, underlying business operations, competition or technologies may impact our assumptions as to prices, costs, holding periods, or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we used in testing for impairment are reasonable, we will continue to evaluate the recoverability of the carrying amount of our intangible assets on an ongoing basis, and significant changes in any one of our assumptions could produce a significantly different result. In such a circumstance, we may incur additional substantial impairment charges, which would adversely affect our financial results.
The implementation of an enterprise resource planning (ERP) system could adversely affect our business and results of operations.
We started to implement an ERP in 2020 and will continue to implement it in 2022. The implementation requires us to integrate the new ERP system with multiple new and existing information systems and business processes, and is designed to improve the efficiency of our financial transaction processes, accurately maintain our books and records and provide information to our management team important to the operation of the business. The design and implementation of this new ERP system will require a significant investment of personnel and financial resources, including substantial expenditures for outside consultants and software. As of December 31, 2021, we have entered into multiple licensing, implementation and application hosting agreements with outside providers.
We may not be able to implement the ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day
business operations. If the ERP system rollout is not implemented as planned, the conversion from our old system to the ERP system may cause inefficiencies, and may require additional mitigating controls. If the ERP system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected and our ability to assess those controls adequately could be delayed. If there are significant delays in documenting, reviewing and testing our internal controls over financial reporting, we may fail to prevent or detect material misstatements in our financial statements, in which case investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may decline. If we are unable to successfully complete the implementation of the ERP system, it could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to Ownership of our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting power with our Founder, which will limit a shareholders ability to influence the outcome of important transactions, including a change in control.
As the nominal value of Class B ordinary shares is ten times lower than the nominal value of Class A ordinary shares, Class B ordinary shareholders have more voting power with the same amount of capital invested as Class A shareholders on all matters presented to our shareholders for their vote or approval, except for (i) the matters set forth in article 693 para. 3 of the Swiss Code of Obligations (the “Swiss CO”) (e.g., election of the independent auditor; appointment of experts to audit the company’s business management or parts thereof; any resolution concerning the instigation of a special audit and any resolution concerning the initiation of a liability action) and (ii) selected important matters under Swiss law that require an absolute majority of the nominal value of shares represented.
As of December 31, 2021, our Founder, Carsten Koerl, holds all of the issued and outstanding shares of our Class B ordinary shares, which, together with his outstanding Class A ordinary shares, constitutes approximately 81.7% of the total voting power of our outstanding share capital. Accordingly, our Founder is able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from a holder of shares and may vote in a way which may be adverse to the interests of other shareholders. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.
In addition, our Articles of Association (“Articles”) contain provisions stating that if an individual or legal entity acquires Class A ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 10% of the share capital registered in the Commercial Register, the Class A ordinary shares exceeding the limit of 10% shall be entered in the share register as shares without voting rights. However, any shareholders holding more than 10% of the share capital prior to the registration with the Commercial Register of our Articles will remain registered with voting rights for such shares. This may, in certain instances, allow our existing shareholders to exercise more influence over us than our other shareholders despite holding the same amount of Class A ordinary shares.
Future transfers by the holders of Class B ordinary shares will result in those shares converting into 90,367,070 shares of Class A ordinary shares. In addition, each ten shares of Class B ordinary shares will convert automatically into one Class A ordinary share upon:

•	death of the Founder;

•	dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO;

•	September 30, 2028; or

•
the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.

We cannot predict the impact our dual class structure may have on the price of our Class A ordinary shares.
We cannot predict whether our dual class structure results in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote
and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot provide assurance that other stock indexes will not take similar actions. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will be precluded from investing in our shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may make our Class A ordinary shares less attractive to other investors and depress the market price of our Class A ordinary shares compared to that of other similar companies that are included in such indices.
Optional and mandatory conversions of our Class B ordinary shares may be dilutive to holders of our Class A ordinary shares.
Our Articles provide for two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares.
Each ten shares of Class B ordinary shares are convertible at any time at the option of the holder into one share of Class A ordinary shares. Shares of Class B ordinary shares convert into shares of Class A ordinary shares upon certain mandatory conversion events, including (i) death of the Founder; (ii) dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO; (iii) the occurrence of September 30, 2028; or (iv) if the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.
Such optional and mandatory conversions of our Class B ordinary shares may be dilutive to the holders of our Class A ordinary shares and may lead to an increase in the number of shares of Class A ordinary shares eligible for resale in the public market. Substantial dilution and/or a substantial increase in the number of shares of Class A ordinary shares available for future resale may adversely affect prevailing market prices for our Class A ordinary shares.
We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.
We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act.
For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company until December 31, 2026, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible
debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form
10-Q
containing unaudited interim condensed consolidated financial statements and other specified information. In addition, foreign private issuers are not required to file their annual report on Form
20-F
until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form
10-K
within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form
10-K
within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, an investor may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of The Nasdaq Stock Market (“Nasdaq”). As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to certain Nasdaq rules. We may in the future elect to follow home country practices with regard to other matters to the extent permitted. Following our “home country” governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic U.S. issuers. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See Item 16G. “
Corporate Governance
.”
As a public reporting company, we are subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A ordinary shares.
As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected. For further discussion, see “
Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal controls over financial reporting which could, if not remediated, result in a material misstatement in our financial statements and our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which could materially and adversely affect investor confidence in us and, as a result, the value of our ordinary shares.”
A significant portion of our total issued and outstanding Class A ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.
Sales of a substantial number of our Class A ordinary shares in the public market, or the perception in the market that the holders of a large number of Class A ordinary shares intend to sell, could reduce the market price of our Class A ordinary shares. As of December 31, 2021, we have 206,571,517 Class A ordinary shares and 903,670,701 Class B ordinary shares (which are convertible into shares of Class A ordinary shares at the option of the holder) outstanding. The Class A ordinary shares sold in our IPO or issuable pursuant to the equity awards we grant are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In addition, the Class A ordinary shares sold in the concurrent private placements with our IPO are available for sale in the public markets subject to the requirements of Rule 144.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding Class A ordinary shares. Under Swiss law, shareholders have pre-emptive
rights or advance subscription rights to subscribe on a pro rata basis for issuances of equity or other securities that are convertible into equity that can be withdrawn or limited in certain instances by a resolution passed at a general meeting of shareholders by two-thirds
of the votes represented and the absolute majority of the nominal value of the shares represented that authorizes the board of directors to withdraw or limit the pre-emptive
rights or advance subscription rights. However, due to the laws and regulations in certain jurisdictions, shareholders in certain jurisdictions may not be able to exercise such rights, unless the company registers or otherwise qualifies the rights offering, including by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that we will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction where the offering of such rights is restricted, other than the United States. If shareholders in such jurisdictions are unable to exercise their subscription rights, their ownership interest will be diluted.
We may not pay dividends on our Class A ordinary shares in the future and, consequently, the ability to achieve a return onan investment will depend on the appreciation in the price of our Class A ordinary shares.
We have never paid cash dividends and may not pay any cash dividends on our Class A ordinary shares in the foreseeable future. Under Swiss law, any dividend must be proposed by our board of directors and approved by a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Articles. The amount of any future dividend payments we may make will also depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Articles. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur.
Anti-takeover provisions in our Articles may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. The provisions include the following:

•
allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 10% of our share capital registered in the Commercial Register;

•	restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 10% of our share capital registered in the Commercial Register; and

•
require
two-thirds
of the votes represented at a general meeting of shareholders for amending or repealing the abovementioned registration and voting restrictions, and the provision for indemnification of the members of our board of directors and our executive management as set forth in our Articles.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.
The implementation of the share capital increases may be challenged or blocked.
Effective as of January 1, 2021, as with all share capital increases in Switzerland, (i) a third party, such as shareholders or creditors, may (subject to satisfaction of certain requirements) at least temporarily block the registration of the capital increases in the Commercial Register by requesting the competent court to grant an ex parte preliminary injunction, in which we would not be entitled to appear, and (ii) a shareholder may challenge the underlying shareholders’ resolution within two months after such general meeting of shareholders and, therefore, prevent or delay the completion of any future share capital increases. In addition, as a result of the
COVID-19
pandemic, the Commercial Register might be understaffed and may not review or record share capital increases within the anticipated timeframe. There can be no assurance that the implementation of any future share capital increases will not be delayed, challenged or blocked.
Certain protections of Swiss law that apply to Swiss domestic listed companies do not apply to us.
Because our Class A ordinary shares are listed exclusively on Nasdaq and not in Switzerland, our shareholders do not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control
transaction. In particular, the rules of the Financial Market Infrastructure Act (“FMIA”) on disclosure of shareholdings and tender offer rules, including mandatory tender offer requirements and regulations of voluntary tender offers, which typically apply in relation to Swiss companies listed in Switzerland, do not apply to us as we are not listed in Switzerland. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control
transaction as are shareholders in a Swiss company listed in Switzerland.
The rights of our shareholders differ from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may, inter alia, limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
We are a Swiss stock corporation. Our corporate affairs are governed by our Articles and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions.
Specifically, Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. Furthermore, although proposed revisions to modernize certain aspects of Swiss law (which will come into force on January 1, 2023) will expand the authorization to up to five years and allow for a capital decrease, such authorization under current Swiss law is limited for a duration of only up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our Articles, Swiss law grants pre-emptive
rights to existing shareholders to subscribe for new issuances of shares.
Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.
In addition, in the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, shareholders’ interests. Swiss law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Switzerland.
There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
There may be difficulties in enforcing foreign judgments against us, our directors or our management.
Certain of our directors and management reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
In particular, investors should be aware that there is uncertainty as to whether the courts of Switzerland or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Switzerland or any other applicable jurisdictions courts against us, our directors or our management predicated upon the securities laws of the United States or any state in the United States.
Sportradar Group AG is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.
As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.
We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in our Class A ordinary shares subject to U.S. federal income tax.
We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules, or (2) at least 50% of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income and assets and the market value of our Class A ordinary shares and assets from time to time, and thus can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “
Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders
”) holds the Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale or other disposition of the Class A ordinary shares, or upon the receipt of distributions in respect of the Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our
non-U.S.
subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A ordinary shares. For further discussion, see Item 10.E. “
Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders
.”
If a United States person is treated as owning at least 10% of the total combined voting power or the total value of all classes of our share capital, such holder may be subject to adverse U.S. federal income tax consequences.
As a result of the comprehensive U.S. tax reform bill signed into law on December 22, 2017, many of our
non-U.S.
subsidiaries will be classified as “controlled foreign corporations” for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of all classes of our shares, such person may be treated as a “United States shareholder” with respect to one or more of our controlled foreign corporation subsidiaries. In addition, if the value or voting power of all classes of our shares are treated as owned more than 50% by United States shareholders, we would be treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed
income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions to such United States shareholder. An individual United States shareholder generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a corporate United States shareholder with respect to a controlled foreign corporation. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties, loss of foreign tax credits, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our
non-U.S.
subsidiaries are controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. We also cannot guarantee that we will furnish to United States shareholders information that may be necessary to comply with the aforementioned obligations. United States investors should consult their tax advisors regarding the potential application of these rules to their investment in the Class A ordinary shares. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our Class A ordinary shares.
General Risk Factors
From time to time, we have been and may in the future be subject to various legal proceedings and investigations, including class action litigation, and regulatory investigations and actions, which could result in settlements, judgments, fines or penalties that adversely affect our business, financial condition or results of operations.
We have been, and may be in the future, subject to legal proceedings, including purported class action litigation and regulatory investigations and actions alleging violations of gambling laws, customer or consumer protection, and other laws or regulations, both in the United States and in other countries in which we operate or have operated. We are also subject to claims asserted by our customers based on individual transactions. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. In addition, we are currently and may in the future be the subject of litigation by our competitors with respect to our data collection practices and exclusive data rights deals. We intend to defend any claims made against us and to prosecute the counterclaims presented.
However, there can be no guarantee that we will be successful in defending ourselves in any matters, and the outcome of allegations, complaints, claims, litigation, investigations and other actions cannot be predicted and are difficult to assess or quantify but may result in substantial damages, settlements, judgments, fines, penalties and expenses, as well as revocation, cancellation or non-renewal
of required licenses or registrations or the loss of authorizations. The cost of litigation can be expensive, regardless of outcome, and any of these outcomes may adversely affect our business, financial condition, regulatory position or results of operations. There may also be adverse publicity associated with lawsuits, investigations and actions that could affect our reputation with customers and sports leagues. Plaintiffs, governments or regulatory agencies in these lawsuits, investigations or actions may seek recovery of very large amounts, and the magnitude of these actions may remain unknown for substantial periods of time. The cost to defend or settle future lawsuits or investigations or actions may be significant.
In addition, such matters can be time consuming, divert management’s attention and resources and cause us to incur significant expenses. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees, change our business practices or lose licenses and authorizations, any of which could adversely affect our business, financial condition or results of operations.
We cannot provide assurance that a market will develop or be sustained for our Class A ordinary shares or what the price of our Class A ordinary shares will be, and public trading markets may experience volatility.
Before our IPO, there was no public trading market for our Class A ordinary shares, and we cannot assure you that one will be sustained. If a market is not sustained, it may be difficult to sell Class A ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the Class A ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our Class A ordinary shares will trade.
Our quarterly results of operations are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A ordinary shares to wide price fluctuations regardless of our operating performance. Our results of operations and the trading price of our Class A ordinary shares may fluctuate in response to various factors, including the risks described above.
These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our Class A ordinary shares to fluctuate substantially. Fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the market price and liquidity of Class A ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation. As a result of these and other factors, the price of our Class A ordinary shares may decline.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A ordinary shares adversely, our share price and trading volume of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A ordinary shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our Class A ordinary shares to decline.
We continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and could also make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we are required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404(a) until our second annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to section 404(b). To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We have begun to hire key finance and technical accounting resources due to our limited accounting personnel and are continuing the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. As discussed above in “
Risk Factors—Risks Related to Our Business and Industry—We have identified a material weaknesses in our internal controls over financial reporting which could, if not remediated, result in a material misstatement in our financial statements and our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may could materially and adversely affect investor confidence in us and, as a result, the value of our ordinary shares
,” we have identified certain material weaknesses in our internal control over financial reporting which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
Item 4. Information on the Company.
A. History and Development of the Company
We started our business in 2001, and our current holding company is a Swiss stock corporation (
Aktiengesellschaft
) organized under the laws of Switzerland, registered in the commercial register of the Canton of St. Gallen (the “Commercial Register”) under
CHE-164.043.805
on June 24, 2021. Our legal name is Sportradar Group AG and our commercial name is Sportradar. Our principal executive offices are located at Feldlistrasse 2,
CH-9000
St. Gallen, Switzerland. Our telephone number at this address is +41 71 517 72 00. Our website address is https://www.sportradar.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Sportradar US LLC and its address is 150 South 5th St. Suite 400, Minneapolis, Minnesota 55402.
For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “
Operating and Financial Review and Prospects
.”
The Reorganization Transactions
In connection with our initial public offering in September 2021, we completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG, which collectively are referred to herein as the “Reorganization Transactions.” The Reorganization Transactions included the following:

•
Formation of Sportradar Group AG
. On June 24, 2021, Carsten Koerl, our Founder, duly incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, with CHF 0.10 nominal value per share.

•
Contribution of ordinary shares and participation certificates in Sportradar Holding AG
. Prior to the completion of the IPO, (i) all of our existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.

•	Contribution of participation certificates under our Management Participation Program . Certain of our directors and executive officers participated in our Management Participation Program (the

“MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the IPO, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by us upon a termination of employment in certain circumstances. 35% of each participant’s Class A ordinary shares vested immediately upon the consummation of the IPO and the remaining 65% will vest in three substantially equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00. For additional information, see Item 6. “
Director, Senior Management and Employees—B. Compensation—Management Participation Program
.”

•
Conversion of options under our Phantom Option Plan
. We maintain for certain key employees, who are not executive officers, a Phantom Option Plan (the “POP”), under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Prior to the completion of the IPO, phantom options converted into restricted share units, or replacement awards, issued under our 2021 Plan (as defined under Item 6. “
Director, Senior Management and Employees—B. Compensation
—
Omnibus Stock Plan – the 2021 Plan
”). The outstanding awards under the POP converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) our 2021 Plan.

As a result of the foregoing Reorganization Transactions, Sportradar Holding AG became a wholly-owned subsidiary of Sportradar Group AG and the shareholders of Sportradar Holding AG became the shareholders of Sportradar Group AG.
B. Business Overview
Overview
Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical software, data and content via subscription and revenue share arrangements to sports leagues and federations, betting operators and media companies. Since our founding in 2001, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.
Sports fanatics are no longer content with only watching games in person or on TV. Fans crave multi-platform experiences, immediate insights with predictive analytics and highly personalized content. The $184.0 billion sports market, as of 2019, according to the PwC Reports, is also ripe for disruption as new levels of interactivity such as gamification, data visualizations and augmented reality accelerate alongside significant growth in sports betting. The accelerating trend towards legalization of sports betting globally is providing new avenues for fan engagement, and the proliferation of mobile betting applications and live in-game betting
is fueling heightened interactivity. Mobile sports betting is the fastest growing sports betting channel and is expected to account for approximately 50% of total gross gaming revenue by 2025. Furthermore, live in-game betting
is optimized for mobile devices and enables bettors to bet on every snap, at-bat, shot
and
other in-game events.
These offerings require more sports data and better technology than ever before. As a result of these trends, the global sports betting market is massive, $41.0 billion in 2019 and growing, based on BCG Reports. In the United States alone, sports betting is anticipated to expand from a $1.0 billion market in 2019 to a $23.0 billion market at maturity, based on BCG Reports.

With new consumer engagement models and rapid technological change comes complexity for sports leagues, media companies and betting operators. Sport is global and live. To be relevant requires access to content from thousands of leagues and federations, instantaneous distribution and differentiated insights. Business decisions must be made in nanoseconds via machine learning and AI. For most betting operators and media companies, the cost associated with building a global network of rights and league partnerships, technology infrastructure, risk management services and R&D is prohibitive. Sportradar enables its customers to focus on their core competencies including customer acquisition, branding, monetization and creating compelling user interfaces, while it powers the operations of these businesses. As the sports data and technology partner of choice for sports leagues, betting operators and media companies globally, Sportradar provides these mission critical capabilities and allows its customers to focus on their users and fans.
Sportradar offers one of the most robust and fully integrated sports data and technology platforms. We serve as a critical data infrastructure and content layer to the sports betting and media industries. On top of that infrastructure layer, we have built one of the most advanced and comprehensive software offerings. Our products simplify our customers’ operations, drive efficiencies and enrich fan experiences. For example, through our Managed Trading Services (“MTS”) platform, we provide live data and odds to our betting customers and facilitate their end-to-end trading
operations including risk management via our proprietary software programs. MTS enables our customers to outsource processes that do not offer differentiation verses their competitors, while also providing us with user journey information about punters that we feed back into our platform to further enhance the power of our algorithms and new uses cases.
Our end-to-end offering,
integrated technology and global footprint make us important partners to our customers and deeply embedded across the sports ecosystem:

•
Betting Operators
: For our over 900 sports betting operator customers, we cover over 890,000 events annually across 92 sports, including live data coverage of 790,000 events across 32 sports. The breadth of our data offering and sports coverage is an important differentiator for Sportradar, especially in the U.S. market where we are the number one provider of data to bookmakers. We supply sports data, in many cases as the sole provider, to approximately 70% of the total in-play
market in the United States, who in turn manage nearly every legal sports bet placed by U.S. sports bettors. Our offerings include pre-match data
and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes managed trading services, managed platform services, betting entertainment tools, virtual games and programmatic advertising solutions. Our software offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity. We are the only independent one-stop-shop provider
across the value chain.

•
Sports Leagues
: For our over 250 sports league partners, including over 100 such relationships added by the acquisitions of Synergy Sports and Interact Sport, we provide access to over 900 sports betting operators and over 500 media companies to distribute their data and content globally. We give them greater reach and serve as an intermediary to the highly regulated betting industry. We also provide our sports leagues partners with technology, data collection tools, and integrity services. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as a truly trusted, mission-critical partner. We also provide leagues with a range of tech-enabled solutions including fraud and manipulating monitoring, anti-doping, professional sports team technology and services, and OTT production and technology.

•
Media Companies
: For our over 500 media customers including both broadcasters and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. Sportradar provides a range of services to media companies including data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, OTT streaming solutions and programmatic advertising solutions.

At the heart of what we do is our proprietary technology stack. Our product strategy is centered on speed, reliability and scalability to match the demands of our customers. We use advanced algorithms to create scalable, customized insights in real-time with low latency. We have one of the industry’s leading cloud native storage and distribution platforms. We leverage AI and machine learning capabilities, based on our rich data lake, to provide the most accurate odds. Our models also power advanced use cases such as real-time betting outcome probabilities, guaranteed pricing models, customer risk modeling, neural networking for event-based predictions and algorithmic detection of suspicious betting activities. We are innovators at the forefront of revolutionary new technologies in sports data and analytics including computer vision, data visualization, virtual gaming and simulated reality.
Sportradar leads on breadth of events coverage for sports data and odds. We offer the largest volume of data in the world across our peers, leveraging 20 years of industry experience. We collect live data from over 790,000 events. In 2021, we generated 7.2 billion live and pre-match
odds changes, collected 3.7 billion betting tickets and processed 30 billion odds changes from betting operators.
We have a strong betting data rights portfolio,
including non-exclusive rights
to the NBA and the MLB in the United States, as well as exclusive rights on a global basis to the NBA (excluding the United States and China), MLB (excluding the United States) and NHL (including the United States). In addition, we hold exclusive and worldwide media data rights for the NBA, NHL and MLB (including in the United States). We also have exclusive and worldwide betting data rights to the Union of European Football Associations (UEFA), the International Tennis Federation (ITF), Tennis Australia (TA), the International Cricket Council (ICC) and Formula 1
and non-exclusive rights
to the Deutsche Fußball Liga (DFL). Tier 1 sports, particularly in the United States, tend to have official partnerships with sports data providers to create new revenue streams. Official sports rights partners have advantages in terms of renewals because of tech integrations. We are highly diversified across tiers of customers and tiers of sports content. We are not dependent on any single sport data right.
In addition to sports data, we provide our customers with the largest sports audiovisual content offering including close to 400,000 events per year across tier 1 and other-tier sports leagues. Sportradar provides global coverage, with strong U.S. market positioning, including rights for major U.S. sports leagues. Our current portfolio of audiovisual rights includes MLB, NBA, NHL, DFL, Copa del Rey, Asian Football Confederation (AFC), TA, ITF, Badminton Europe and the Professional Darts Corporation (PDC).
Sportradar’s software solutions address the entire sports betting value chain from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to engaging visualization solutions, risk management and platform services. We have designed our platform to solve the challenges that sports betting operators face competing in a complex ecosystem, in real-time, and on a global scale. Sportradar offers full-service, turn-key
software packages, as well as flexible, modular products depending on the size and capabilities of our customers. Our valuable data assets and analytics capabilities enrich all of our software offerings.
We generate revenue through two primary sources: subscription-based revenue and revenue sharing. Our subscription-based revenue is typically contracted for 1-5 year
terms with minimum guarantees and usage-based surcharges. For certain of our products and services, we earn a share of the sports betting revenue generated by our customers. We believe this revenue mix provides a stable, predictable base with upside from secular growth in the sports betting market especially in more nascent geographies. Our large, global and highly diversified customer base allows us to generate revenue irrespective of the underlying competitive dynamics within any given geographic market.
Our platform is used globally by organizations of all sizes from large enterprises to small start-up
businesses. As of December 31, 2020 and 2021, we had 1,612 and 1,715 customers from the Sportradar base (excluding customers acquired as a result of recent acquisitions), respectively. As our customers experience the benefits of our platform, they typically expand both their usage and the number of products and services that they purchase from us. For many of our sports betting customers, we have automated entire workflows that would have otherwise been done manually in-house.
Our ability to expand within our customer base as well as our ability to grow alongside our customers is best demonstrated by our Dollar-Based Net Retention Rate for our top 200 customers. As of December 31, 2021 and 2020, our Dollar-Based Net Retention Rate was 125% and 113%, respectively. Following the resumption of live sporting events in 2021, we saw an increase in revenue generation levels among our top 200 customers, along with additional revenue as a result of many 2020 postponed events occurring in 2021 which had a positive impact on the Dollar-Based Net Retention Rate during 2021.
We have grown revenue both organically and inorganically. For the years ended December 31, 2021, 2020 and 2019, our revenue was €561.2 million, €404.9 million and €380.4 million, respectively, representing average year-over-year growth of 22.5%. Historically we have been able to achieve a 24% revenue compound annual growth rate (“CAGR”) from 2016 to 2021. Our business is profitable and benefits from positive Adjusted Free Cash Flow generation. For the years ended December 31, 2021, 2020 and 2019, our profit for the year was €12.8 million, €14.8 million and €11.7 million, respectively, representing average year-over-year increase of 6.5%. For the years ended December 31, 2021, 2020 and 2019, our Adjusted EBITDA was €102.0 million, €76.9 million and €63.2, respectively, representing average year-over-year growth of 27.2%, profit for the period as a percentage of revenue of 2.3%, 3.7% and 3.1%, respectively, and Adjusted EBITDA margin of 18.2%, 19.0% and 16.6%, respectively. Our net cash from operating activities as a percentage of profit was 1,033.9%, 1,021.6% and 1,251.3% for the years ended December 31, 2021, 2020 and 2019, respectively. We had strong Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 14.3% for the year ended December 31, 2021, 69.6% for the year ended December 31, 2020 and 87.3% for the year ended December 31, 2019. Our net cash from operating activities was €132.2 million, €151.3 million and €146.0 million for the years ended December 31, 2021, 2020 and 2019, respectively, and we have been Adjusted Free Cash Flow positive since 2013, including for the years ended December 31, 2021, 2020 and 2019, with €14.5 million, €53.5 million and €55.3 million of Adjusted Free Cash Flow, respectively.
In our mature markets, where sports betting has been legal for many years, we are highly profitable. Revenue in the RoW Betting segment (which includes customers located outside the United States and represents revenue generated from betting and gaming solutions) was €309.4 million, €235.0 million and € 224.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. Revenue in the RoW AV segment (which represents revenue generated from live streaming solutions for online, mobile and retail sports betting from customers outside the United States) was €140.2 million, €105.9 million and € 102.7 million over the same time periods, respectively. Revenue in the United States segment (which represents revenue generated from sports entertainment, betting, gaming and sports solutions services in the United States), where we have been investing heavily in data, content, technology, personnel and operations, was €71.7 million, €34.4 million and €22.9 million over the same time periods, respectively.
As a result of our investments, we are nimble, innovative and prepared for global growth. In addition to investments in strategic markets like the United States, which we believe will fuel significant growth in our business, we have also invested in new high growth products including programmatic advertising, computer vision capabilities, trading technology, league services and gaming technology. We expect these investments to expand the scope of our value proposition, increase our TAM and drive wallet share with customers.
We are part of
a founder-led organization
with a strategy that is focused on innovation and long-term value creation. Our Founder and Chief Executive Officer, Carsten Koerl, has led Sportradar’s business since its founding in 2001, driving the profitable growth of the company from start-up to
a global leader in sports data and technology. As of December 31, 2021, he owns 31.6% economic interest in the Company and remains fully invested in fueling the continued growth of Sportradar. Carsten has been at the forefront of the online sports betting industry since its early days. Prior to founding Sportradar, Carsten founded the online betting platform, betandwin Interactive Entertainment, in 1997. Rebranded after its initial public offering as Bwin, it offered sports betting, poker, casino games and other skill games. Carsten and his world-class management team bring deep expertise in sports, gaming and technology.

Industry Background
The way sports fans and bettors consume and interact with sports is changing.
Sports fans today are connected to their favorite teams and players at all times. They demand multi-platform experiences, personalization, and deeper interaction than ever before. According to the PwC Reports, 86% of sports industry leaders believe that live sports viewing will become significantly richer and more immersive and interactive in the future. New use cases are emerging in VR and AR, real-time data capture and distribution, live betting, and to-the-second synchronized
content across mobile devices and the live game.
Sports betting is a key catalyst for these changing consumption patterns because bettors more deeply engage with sports data and content than casual viewers. They crave insights using historical performance, real-time data and predictive analytics. In response to growing demand from sports bettors, new use cases in sports media such as player tracking, data overlay features, visualizations and simulated reality are rapidly gaining traction. According to the PwC Reports, these developments in technology, data and fan engagement are driving significant change in the broader $184.0 billion global sports market, as of 2019.
The ubiquity of mobile betting is further driving accessibility of sports betting and interactivity. Live in-game
betting, as an example, allows users to bet on specific plays and other events within a game. Consequently, mobile betting is the highest growing sports betting channel with 20% projected growth through 2025, according to the H2 Report. Sports bettors value the convenience of being able to place bets anywhere, anytime.
Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. In-game betting
accounts for the majority of gross gaming revenue in more mature European markets.
Sports betting legalization is rapidly accelerating, globally.
Sports betting is the fastest growing category within the broader gaming market. Including the U.S. market, which is undergoing rapid legalization, the global sports betting market is projected to grow from $47.0 billion in 2021 to $81.0 billion at Global Sports Betting Markets Maturity, according to the H2 Report and BCG Reports. Excluding the U.S., the sports betting market is $44.0 billion in 2021 growing at 7% CAGR to $58.0 billion in 2025, according to industry research. Sports betting has been legal for many years in a number of major global markets, such as the United Kingdom, Australia, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these large, mature sports betting markets are expected to grow 6-7% per
year through 2025, as a result of increasing accessibility of sports betting on mobile and online, intensifying customer engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil and Argentina, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets.
The COVID-19 pandemic
magnified government funding deficits and we see governments becoming increasingly receptive to legalizing sports betting as a new source of income.
In the United States alone, sports betting is anticipated to expand from a $1.0 billion market in 2019 to a $23.0 billion market at maturity. Following the repeal of the PASPA in 2018, the sports betting industry has benefitted from rapid growth. According to the Gambling Compliance Tracker, as of December 31, 2021, thirty (30) states and the District of Columbia have legalized sports betting and are operational and two (2) additional states have passed enabling laws but have not yet implemented regulations. Additionally, twenty-one
(21) states and the District of Columbia have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sports betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is
expected to unlock a massive TAM opportunity in the medium-term.
Sports leagues, betting operators, and media companies are focused on their core competencies.
Competition for consumer attention is fierce and key constituents in the sports ecosystem remain focused on enhancing the following core competencies:

•	Betting Operators: customer acquisition, branding, product experience, partnerships

•	Sports Leagues : broad viewership, new growth vectors, channel shift from linear broadcasting to digital

•	Media Companies: transition to digital, operating efficiency
However, the growing complexity and magnitude of data, content and technology underlying the sports ecosystem presents challenges for the various constituents. At the most basic level, each of the constituents above needs fast, reliable and accurate data and content. Betting operators require consistently formatted data and AV content across leagues. Yet, sports leagues are regional, distribution is fragmented and there is a long-tail of niche sporting events across the world. They need a trusted intermediary to provide access, infrastructure, and consistency through the ecosystem.
Technological requirements are more substantial today than ever before. Computer vision is radically transforming the volume and speed of data points available, enabling new sports betting use cases, like player acceleration, and intent-driven insights, such as type of shot. This data is also increasingly important to sports leagues who can use it to improve game strategy and athlete training, as well as to drive direct engagement with fans. First-party user data from digital media and online sports betting platforms is also enabling in-depth customer
profiling and segmentation, critical insights for every party in the sports and sports betting ecosystem. Proficiency in these new data categories requires technology investment, specialized talent and organizational focus.
At the same time, consumer tolerance of technical failures has decreased dramatically. Rising expectations present a major challenge for companies working with sports data. Significant investments are required for full resilience and the transition to public cloud environments.
While point solutions exist across the sports data, content, and technology value chain, they are fragmented and don’t provide a holistic solution to optimize performance. The opportunity to harness technology and data to accelerate growth and operate more efficiently exists, but is often lost. Any technology solution proposing to modernize the sports ecosystem should meet the challenging requirements that businesses face operating in real-time on a global scale. We believe that includes:

•	Broad Portfolio of Content and Data : access to data and content from sporting events across the world, including niche and emerging sports such as virtual sports and e-Sports

•	Fast, Accurate and Reliable : low-latency, near 100% accurate, consistently structured, and reliably available 24/7 and 365 days a year

•	Advanced Insights and Innovation : leverage AI, machine learning and other new forms of technology to constantly drive innovation

•	Fully Integrated : integrated data, content and software to drive decision making across customer acquisition, engagement and retention and risk management

•	Trusted Partner : trust from the various constituents and the ability to help combat fraud and manipulation in sports

Sportradar Platform
Sportradar’s platform simplifies the complex, fragmented and, in the case of betting, regulated, sports ecosystem. While sports leagues, betting operators and media companies focus on their respective core competencies, we focus on leveraging data and technology to help our customers run their businesses efficiently and create more engaging experiences. We are experts in sports data and building technology-enabled solutions empowered by that data. We offer the most comprehensive solution in the marketplace which positions us to cover the end-to-end needs
of our clients. Our value proposition to each of the key constituents is clear:
Betting Operators:

•	Fast, accurate, and reliable data married with deep analytics and technology to enable sports betting and drive bettors’ engagement

•	Access to the broadest global coverage of sports betting data and content

•	State-of-the-art technology to automate processes that would otherwise be conducted manually

•	Speed to market, cost efficiency and reduction of operational risk or complexity
Sports Leagues:

•	Trusted intermediary to the sports betting and media ecosystem

•	Gateway to the end users of 1,712 sports betting and media companies globally as of December 31, 2021 from the Sportradar base (excluding those acquired as a result of acquisitions)

•	Innovator in sports data and analytics enabling deeper fan engagement

•	Partner in ensuring integrity of the game and allowing sports leagues to monetize their data without becoming directly regulated

•	Providers of sports technology and analytics to professional sports teams
Media Companies:

•	Extensive live data and event coverage, married with deep analytics to better engage sports fans

•	New forms of interactive content
Powerful network effects accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader the distribution we have to fans globally. This attracts sports leagues to partner with us. And with each new league partner comes more events, deeper sports data and insights and new opportunities for betting operators and media companies to engage fans.
Our Data Engine
Sports data is at the core of everything we do. We deliver value to our customers by and providing access to more and higher quality content and data which we distribute at low-latency and
with seamless integration into our customers’ platforms. Simultaneously we embed fast data inferencing across our product portfolio to build higher value software products. Our deep sports data archive, real-time data capture, sports rights, sports expertise and AI capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand the business.
Our customers entrust us with their most critical business functions because of our commitment to providing data with the following characteristics:

•	Accuracy : inaccurate data causes downstream customer disruption and erodes trust, as such data must be validated prior to downstream delivery.

•
Low-Latency
: sports data, in particular live odds data, is time sensitive. We have built a proprietary global low-latency data
distribution network that allows us to get content to our customers with minimal latency.

•	Accessibility : data must always be available; otherwise, our customers are unable to transact with their customers.

•	Dependability : if accuracy, latency, or accessibility are perceived to be at risk, then customer impacts are inevitable and a loss of trust guaranteed.
Our platform is underpinned by high quality and fast data, which we have collected for over two decades. We benefit from significant barriers to entry when it comes to data collection — both from the rich, extensive volume of historical data that we have, as well as the extensive global infrastructure that is required to provide viable live coverage to operate as a market-leading sports data provider. Our infrastructure allows us to gather, consolidate, quality check, transfer, distribute and analyze sports data in real-time, globally. The scale of our data operation is immense. We work with over 8,300 independently contracted data journalists who use our proprietary technology tools to collect live data from over 790,000 events across 32 sports.
We also operate five data collection centers which are strategically located around the world to provide 24/7 uptime and supported by over 799 full time equivalent data experts, with all processes being ISO 9001 certified for Quality Management. These data collection processes are enhanced by in-stadium verification
technology and augmented by direct feeds from sports leagues, computer vision and AI technology. The proof that our system works is in the numbers—up to 30 million odds changes per minute, across more than 40 languages served, and with 99.9% proven accuracy—and underpins our market leadership.
Our primary methods for real-time data capture are:

•
Computer Vision and Audio Processing:
 we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase accuracy. We have also developed a sophisticated speech detection model which is used by our data journalists to map every element of a live game via spoken commands. This new approach instantly broadcasts live data into our network and improves latency in betting markets where timing is critical. Speech detection is improving the level of automation, speed and accuracy of our data collection.

•
Proprietary Data Collection Systems
: we provide data collection infrastructure and software to a number of sports where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a viable solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rightsholders or competitions such as the ITF, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Further, we provide entire Competition Management services, integrated solutions including not only our Scout Applications to collect live data but an entire Competition Management System with API, Players/Members Portal, Fixture/Draw/Venue Management etc. to a number of federations or leagues such as the German Handball Bundesliga (HBL), as well as the German Handball Federation (DHB), World Rugby, World Snooker (WST), the PDC, the ASEAN Football Federation and other national Football Associations such as the Singapore FA (FAS). All these rightsholders collect sports data with our tools and infrastructure.

•
In-Venue
 Coverage
: our independent contractor data journalists and scouts attend and collect data directly from stadiums. We look for people with a passion for and deep knowledge of sports. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems developed by Sportradar to record and transmit data from the stadium.

•	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Straight through processing, with no manual intervention, is enabling us to scale at lower cost
.
In order to further scale the business alongside the ever-increasing volume of data we acquire and process, we continuously automate our processes. Our AI and machine learning powered engine issues 2,500 model runs per second and generates up to 30 million odds every minute.
Competitive Strengths
The
only end-to-end data
and software solutions provider with a global footprint
We are the only company providing software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We provide these solutions to our customers in over 123 countries around the world. The breadth of our offering and global reach allows us to serve the greatest number of sports betting operators, from large to small, regardless of their needs, and to provide our customers with simplicity
—
all the solutions in one place and from one provider. As a result, we have been able to successfully upsell customers to more value-added solutions and to enable their entry into new markets, growing our share of wallet with customers. The Dollar-Based Net Retention Rate of our top 200 customers, who represent approximately 80% of our revenue, was 113% in 2020 and 125% in 2021, which demonstrates our ability to expand within our customer base as well as our ability to grow alongside our customers. We believe that our ability to provide betting customers with the full suite of solutions positions us particularly well in new, emerging markets such as the United States, where betting operators will be focused on acquiring, engaging and retaining customers, and will be more inclined to automate the majority of their betting service and platform operations.
Integrated platform for business-critical needs of betting operators and media partners
We are deeply integrated with our customers from an operational and technology perspective, making it difficult for them to switch providers and serving as a strong barrier to entry. Our solutions are business-critical and power the day-to-day operations
of sports betting companies, enabling them to grow gross gaming revenue and to operate more efficiently. Our MTS and platform services allow betting customers to automate a number of core functions, reducing their costs, and leveraging our scale to more effectively compete in the market. We also provide essential services to our media partners, leveraging the power of our data to provide engaging content for their audiences.
Our proprietary technology engine
We have been investing into our data, models and technology platform for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our customers and industry in mind, ensuring low-latency, scalability,
automated handling of big data and resiliency. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions.
We have made significant R&D investments into new data collection and processing technology including computer vision and audio recognition technology. These investments enrich the data we collect, reduce the cost of data collection through automation, reduce latency and enable new AI use cases. This data feeds into a large collection of proprietary, in-depth specific
odds models for a wide variety of sports, setting us apart from our competitors and making us essential to sports betting operators who cannot achieve this in-house for
all the sports they cover. We have a 40 member team of experts dedicated to AI, computer vision and machine learning based innovation.
Our technological competitive advantages enable us to enhance the accuracy of our data and create more betting markets such as in-play and in-point betting.
We have proven high-velocity development capabilities

that allows us to remain agile and innovative, quickly responding to changes in the market. We have developed one of the most realistic virtual sports products designed to simulate actual matches and races on the back of Sportradar’s data expertise in real sports, AI and machine learning capabilities and advanced 3D graphics technology. Our products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.
Market leading portfolio of sports data and content
We cover the largest number of events and have a stronger data rights portfolio as compared to our competitors. We collect data on more than 90 sports around the world, from tier 1 leagues such as the NBA and DFL to high-volume leagues such as the ITF. We also collect data from tier 2 and tier 3 sports as well as from regional sports leagues including the NBL and AFC. We have more than 20 years of sports data in our proprietary database which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate. Powered by our proprietary software, our network of over 8,300 data journalists (who collect data from events) and over 799 full time specialized data operators (who quality control and synthesize data) allows us to provide live data coverage for more than 790,000 events, and to deliver live data and odds to our customers with 99.9% accuracy. Our data collection processes are ISO certified, ensuring speed and accuracy in our proprietary data feeds. By providing our customers high quality data and content with the largest volume covering the broadest events, we enable our sports betting and media customers to drive fan and punter engagement, and ultimately revenue.
Deeply embedded position with sports leagues
We have long-standing and deeply embedded partnerships with more than 250 leagues and federations across 33 sports globally. Over 100 such relationships were added to our portfolio by the acquisitions of Synergy Sports (part of the Atrium Sports Inc. acquisition) and Interact Sport. We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. As an example, as the technology provider for ITF, we provide tech-enabled solutions for data collection from matches, such as through hand-held systems operated by ITF umpires, as well as maintain their database. In turn, we have the exclusive license to supply ITF data to betting operators and the non-exclusive license
to supply media companies with such data worldwide. In addition, we provide sports leagues with integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.
We also license rights to official data and content from leagues which is an important differentiator for us in the market and supports growth across our betting and entertainment solutions. Our deep relationships with global sports betting and media companies allow us to serve as an important gateway for leagues and teams to connect with millions of fans and bettors around the world.
Our breadth of capabilities and willingness to invest in relationships has allowed us to become true partners to leagues, helping us gain a foothold in relevant markets, as we have done with the NBA, and cultivate long-lasting relationships, as we have done with our almost 15-year relationship
with the DFL. For more information, see “
Risk Factors—Risks Related to Our Business and Industry—Our ability to commercialize our technology and products are subject, in part, to the terms and conditions of licenses granted to us by others
.”
Powerful network effects accelerate our value proposition
We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us and, in turn, with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our customers, increasing our share of wallet across the sports betting value chain. We have a proven track record of cross selling to our customer base
—
62% of our sports betting customers took multiple products in 2021, up from 52% in 2020. Our extensive data and content portfolio combined with our strong customer and league relationships provide us with unique insights into the behavior and preferences of sports fans and punters around the world. We benefit from multiple touchpoints with end users
—
through our platform services, advertising services and large installation of hosted solutions such as betting entertainment tools and on the sports entertainment side where we are able to capture data. The more knowledge of end users we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. This in turn leads to deeper integration with all key stakeholders and a greater the number of use cases for our offerings, adding to our competitive moat.
Visionary founder-led team
supported by world class investors
Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Carsten founded the online betting platform, betandwin Interactive Entertainment, in 1997 and led the company through a successful listing on the Vienna stock market in 2000. Carsten’s vision to bring the global sports betting industry into the digital era spans more than two decades. His deep expertise in technology, gaming and sports provide him with an unmatched perspective that touches all areas of our organization. Carsten is supported by an experienced, customer-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities. Our investors include CPP Investments and TCV, as well as champions in the sports industry such as Michael Jordan, Ted Leonsis and Mark Cuban, each holding less than 5% minority interest, who provide important insights and connections particularly in the U.S. sports industry.
High margin, sustainable growth financial model
We have a highly attractive business model characterized by robust growth and strong profitability. We generate revenue through a combination of subscription and revenue-sharing contracts. This provides us with a steady, predicable revenue and significant upside as the sports betting market grows. We also have a track record of growing wallet share with existing customers. Our Dollar-Based Net Retention Rate as of December 31, 2021 and 2020 was 125% and 113%, respectively.
A unique aspect of our model is the structurally high margins stemming, in part, from our ability to sell a product to various customers with different end uses which allow us to generate high levels of profitability at scale. Our cost base as well as our sports rights costs provide significant operating leverage as we scale. Our profit for the period as a percentage of revenue and Adjusted EBITDA margin was 2.3% and 18.2% in 2021 and 3.7% and 19.0% for 2020, respectively, notwithstanding significant investments into new products, technology and emerging markets like the United States. The more mature part of our business, RoW Betting generated revenue of €309.4 million for the fiscal year ended December 31, 2021. Furthermore, low capital expenditure, and minimal working capital requirements allow the company to be highly cash generative. Our net cash from operating activities was €132.2 million and €151.3 million in 2021 and 2020, respectively, and we have been Adjusted Free Cash Flow positive since 2013, including in 2021 and 2020 with €14.5 million and €53.5 million, respectively. We have maintained these profitability and cash flow levels all while investing significantly in new products and markets. The combination of significant growth and profitability at scale along with healthy and consistent cash generation makes our financial profile unique.
Our Growth Strategy
Our vision is to entertain sports fans and bettors globally through engagement across media, betting, gaming and beyond. We have continually broadened our product portfolio to better serve our customers and increase our touchpoints with end users across the sports betting value chain. The more knowledge of the end user that we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. These network effects also enable us to enhance our product portfolio, serving as a key element of our growth strategy. Other elements of our growth strategy are:
Capture Growth in Global Markets.
 We intend to capture significant growth from new and existing markets around the world. Leveraging the breadth and depth of our technology, sports league and customer relationships and our global sales force, we have the infrastructure in place to take advantage of expected growth in various markets. The United States, in particular, is expected to drive growth in our business as states increasingly legalize and operationalize sports betting. Current estimates by the Gambling Compliance Tracker suggests that the U.S. sports betting market represents a $23.0 billion opportunity at maturity, which is bigger than our current TAM in Europe, and we believe we are well-positioned to capture a significant share of growth given our end-to-end product
offering and key partnerships with top U.S. leagues, such as the NBA and the NHL. Legalization since 2018 has already resulted in strong U.S. sports betting market growth — according to the Gambling Compliance Tracker, as of December 31, 2021, thirty (30) states and the District of Columbia have legalized sports betting and are operational and two (2) additional states have passed enabling laws, but have not yet implemented regulations. Additionally, twenty-one
(21) states and the District of Columbia have legalized online/mobile sports betting. We have made significant recent investments in the U.S. market by acquiring long-term rights and will continue to do so, which is reflected in our recent long-term contract extensions with the NBA and the NHL. As the market continues to develop and grow, we expect to grow to become the dominant provider. We also have partnerships with key media companies in the United States, such as Fox Sports, providing broadcast solutions, data analytics and digital services. Similarly, we believe our competitive strengths and early investments position the company well to capture growth in new emerging markets in Latin America and Asia. We believe there continue to be growth opportunities in more mature regions such as Europe, by further developing smaller markets.
Expand Offerings in B2B Products and Services.
 We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with customers. We believe that our MTS and Ad:s solutions provide customers with significant value and these products are currently underpenetrated in our existing betting customer base. As we enter new markets around the world, and specifically in the United States, we expect uptake of these innovative solutions to be higher, as betting companies in the U.S. market will primarily be focused on gaining market share and customers. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. We are also focused on expanding our technology solutions for sports leagues. For example, our Radar360 data research platform is used by leagues and is increasingly being utilized by broadcasters to provide pundits with reliable, accurate data. Logs show that our Analytics Engine over the last six months did over 55 million queries and provided a response within milliseconds. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments, such as college sports in the United States.
We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise. Changes in our industry that have been accelerated by COVID-19 have
created several opportunities for consolidation that can help cement our market leadership in sports betting data and AV services.
Cover Entire
 End User
 Journey to Better Serve our Customers.
 We see considerable value in combining our deep knowledge of sports data, built over the last 20 years, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data
and feedback from our MTS, Ad:s, Betting Entertainment Tools, AV and OTT products. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey.
These insights will enable us to cross-reference end users from betting to entertainment and vice-versa, improve user experience on behalf of our customers and consequently build better products. We intend to provide sports betting operators with solutions that address every stage of the end-user journey
—
from acquisition to supporting platform services to retention. This will be critical for sports betting operators both in new markets, where they will be competing to acquire and retain new users, as well as in more mature markets, where the ability to differentiate is paramount to gaining share. We have significantly increased our access to end-user
information with the launch of our Ad:s solution in 2018, and we believe we can build on that to develop retention products such as individualized bonuses. We believe that we can further broaden our access to end users by integrating with regional betting platforms through investments and acquisitions, following the successful blueprint of the Optima acquisition. We also believe there is meaningful opportunity to expand our offering with sports leagues and media companies. We plan to establish strategic partnerships with leagues and digital partners to build engaging OTT platforms to enhance the user experience. We believe our new products will provide additional layers of revenue streams for our customers and partners and will provide them actionable insights on sports fans globally.
Invest in Alternative Content Capabilities and Services.
 We continue to expand our content offering beyond live sports betting into e-Sports, virtual
sports and Gaming. Sports betting is currently constrained by the number of live matches occurring at any given time and we believe that our betting operator customers are looking for ways to provide their customers with more variety and flexibility in their content offering. Alternative content that is not dependent on live sports is becoming increasingly important and COVID-19 has
accelerated the adoption of new categories of real and virtual sports. We are investing in building capabilities around this that will further differentiate Sportradar from its competitors and will allow for new avenues of growth. With the multiple versatile touchpoints that we have with our end users via our platform, we have the opportunity to cross-reference sports betting customers to iGaming content and vice-versa and as a result, build a better overall user experience. iGaming represents a €32.0 billion market opportunity by 2025 with growth backed by liberalization of betting in the United States, according to the H2 Report. Many of the largest sports betting operators already generate more than 50% revenue from iGaming. Expansion into iGaming would enable us to control the full customer journey across both betting and gaming. We can expand sports betting operator’s offerings to keep bettors engaged during breaks in sports events, ensuring retention and activity as well as acquiring new customers and diversifying customer base. This will increase our addressable market significantly. We plan to enhance our capabilities in alternative content both organically and via acquisitions of companies which provide virtual games, e-Sports and
iGaming content. This will allow us to sell new and relevant content to our customers and offer a full suite of entertainment products.
Grow Top of Funnel Capabilities and Offerings.
 We believe there is significant opportunity to provide advanced capabilities in the programmatic advertising market for sports betting operators. Bookmakers are expected to inject vast amounts of capital into this underpenetrated customer-acquisition channel as they seek more efficient methods of acquiring new customers. We believe that of the universe of sports fans, approximately 20% are bettors. We plan to increase engagement for all sports fans and better serve these by leveraging data and insights we have on end-user behavior
and preferences, betting frequency and lifetime value to advance our programmatic advertising capabilities and making Ad:s one of the most sophisticated forms of digital marketing for sports with the ability to provide insights into and differentiate between customer behavior. We believe our advanced programmatic ad capabilities coupled with our strategy to access user traffic through acquisition of regional betting platforms and increase distribution through acquisition of affiliate publisher pages will serve as a strong tool to address the top of the funnel for our customers.
Our Products
Sportradar sells mission-critical data, content and software solutions to sports betting operators, media companies and sports leagues. We are experts in sports data and building technology-enabled solutions empowered by that data. We have evolved our product offerings from point solutions into fully-integrated software solutions that are essential to the core operations of our customers. We offer the most comprehensive solution in the marketplace, as follows.

•
Pre-Match
 Odds Services
:
 We offer an
extensive pre-match odds
service including fully automated provision
of pre-match content
and trading tools to manage content. We provide the tools to create and manage sportsbooks, from event creation, odds suggestions, marketing monitoring and alerting, odds management tools, to results confirmation.

•
Live Data
:
 We are the leading source for reliable and comprehensive real-time sports data with unrivaled depth of data to support more betting markets than any competitor. Our live data solution includes the fully automated provision of sport match data points such as goals, corner kicks, penalties, substitutions and points. Our live data is delivered in less than one second from the venue to our widget-based trading interface, which is fully customizable to optimize in-play trading.

•
Live Odds
:
 Sportradar is the most popular live odds service in the market worldwide. We offer fully automated provision of in-play content
and related trading tools, enabling operators to offer live betting opportunities during matches. Our live odds service includes odds, odds management tools, score information and results confirmation. Our team of in-house experts
administers full matches 24/7 in real-time, using our leading edge mathematical live odds models, ensuring we can provide profit-maximizing live odds. We invest heavily in maintaining our marking-leading and sophisticated odds model and simulations, backed by our proprietary statistical and AI processing.

•
Managed Trading Services
:
 Our MTS offering is a
sophisticated, turn-key trading,
risk, live odds, and liability management solution. MTS is flexible and modular, enabling customers of all sizes and maturities to configure service components according to their need. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our customers to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models.

•
Managed Platform Services
:
 Sportradar, through its acquisition of Optima, offers a complete turnkey betting solution. The multi-channel solution includes player management with a full 360-degree view
of the user’s activity across all channels with real-time data from one central system. It further includes payment processing, accounting, transaction management, business intelligence and reporting systems and a communications gateway service. The platform is set up to operate in all major jurisdictions, with provisions for newly emerging regulated markets updated regularly.

•
Virtual Games
:
 We build realistic motion capture simulations to help bookmakers keep fans engaged during off-seasons. We
currently offer virtual soccer, horse and dog racing, basketball, tennis and baseball. We are the official partner of the MLB for virtual baseball. Our proprietary gaming platform comes with e-wallet integration
for zero client-side development effort when integrating additional virtual sports.

•
Betting Entertainment Tools
: Betting Entertainment Tools
are on-screen visualization
tools designed to further increase user engagement. For example, Statistics Center provides market-leading statistical information, built to support skilled decision making in sports betting. Another widely used tool is Live Match Tracker, which provides visualization of all match actions in real-time. Graphically enhanced ball spotting and on pitch animations give bettors a feeling of actually being at the venue.

•
Integrity Services:
 Our Monitoring, Prevention, and Intelligence Solutions support in the fight against betting-related match-fixing and doping, while at the same time protecting Sportradar’s core business. Through our proprietary Universal Fraud Detection System (“UFDS”), and other advanced monitoring and detection services, we monitor the entire global betting market and detect betting-related fraud in sport. UFDS’s sophisticated algorithms and constantly maintained database of odds are leveraged for the purpose of detecting match-fixing. By tracking odds changes and liquidity across such a wide range of markets, the UFDS is in an unrivalled position to detect irregular betting patterns in real-time, both pre-match and
live. In 2021, we monitored over 750,000 matches across more than 1,000 leagues and tournaments. In the history of UFDS, we have detected and reported over 6,600 sports integrity related issues to our league partners. In 2021, we introduced our UFDS solution, providing our advanced and market-leading bet monitoring system to sport partners for free. Since the launch in October 2021, we have added over 50 new federation and league partners to our integrity services as UFDS partners.

•
Audio-Visual Content
: We combine audiovisual content, which is to a great
extent non-televised, and
comprehensive content from our highly attractive media rights portfolio. Our diversified portfolio of approximately 400,000 live events per year includes DFL, the Australian Open, TA and ITF Tennis Tournaments, NBA, MLB and other events from 19 different sports. We also provide AV content for e-Sports. Our
sports coverage is live 24/7 and our fully hosted player solution comes with low deployment and set-up costs,
as well
as quick-to-market integration.

•
Ad:s Marketing Services
:
Our Ad:s offering provides data-driven marketing services for betting operators. We offer a range of capabilities built to meet the needs of bookmakers and improve marketing return-on-investments.
Our Marketing Cloud is a customizable dashboard that enables targeted advertising through direct media buying from our exclusive inventory pool. We also have a large-scale data management platform, dynamic and contextual conversion products, and programmatic advertisement technology capabilities.

•
Global API
:
 State-of-the-art, flexible
application programming interface (‘API’) for access to sports data feeds. We provide customers with a modern infrastructure with no legacy issues. Developers can choose the format (.xml or .json). Our APIs cover more than 30 sports and are available in more than 40 languages. The fast, reliable and accurate sports data streams are delivered in a consistent look and feel and comprehensive documentation for each sport is available.

•	Broadcast Services: Our broadcast platform includes game notes, graphics library, on-call research desk and custom broadcast solutions.

•
Digital Services:
 We
offer easy-to-integrate widgets
and fully-hosted sports page solutions. Sportradar’s embeddable widgets come with data and content required to run a modern media platform, including scores, standings, play-by-play, statistics,
game centers, leaderboards, recaps and more.

•	Analytics and Research Platform: Our Radar360 features an extensive database of sports statistics combined with powerful search and filter capabilities for uncovering compelling stats and storylines.

•
Synergy Sports Solutions:
We offer a vast range of products and services to Sports federations, leagues and clubs which cover all their workflows from Capture of data/content to Production to Analysis to Distribution & Commercialization.

•
Capture includes Competition Management, Live Data collection, Video Capture and Optical tracking. Production products include products such as Automated Production Graphics, Referee Review Systems, Commentary Systems, Video streaming management and Highlights Clipping and Distribution.

•
Analysis mainly includes analytics tools for teams and coaches. Distribution & Commercialization include CMS, embeddable widgets, fan engagement tools such as match center and game apps, as well as OTT solutions (further described under the next bullet).

•
OTT Streaming Solutions:
 We provide betting operators, media companies and federations, leagues and teams with OTT and streaming solutions including a video management platform and sports data extensions including automated content and visualizations, recommendations and personalization. Our OTT streaming solutions provide scalable infrastructure based on an extensive and longstanding experience in the industry. Every year, we stream over 200,000 live sports events globally, delivering more than 150,000,000 video sessions a month.

Our Technology
The majority of our technology development is
handled in-house by
our over 740 software engineers. We build and operate our technology to have high availability, horizontal scalability, low-latency and
continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.
Sportradar’s cutting-edge data AI, machine learning, and visualization capabilities put us at the forefront of technological innovation in the sector. Our R&D efforts have enabled new use cases for our customers across our product offerings. Select examples include:

•	Automated, AI-based content engine for personalization;

•	Neural networking for real-time outcome probabilities, such as shot probabilities;

•	Guaranteed return pricing models and advanced customer risk profiling; and

•	Machine learning based detection of suspicious betting activity and fraud.
With a solid technical foundation established over the last 20 years, we are focused on continuously improving our technology. We believe that by leveraging our data across new and automated processes, we can further increase our operational scale while decreasing the cost per unit. For example, we deploy algorithmic vulnerability detection using AI betting-bots to identify potential vulnerabilities in our own mathematical odds models. The AI algorithm was taught how to spot vulnerabilities by using 18 to 24 months (depending on sport) of historical data, which includes approximately 150,000 to 200,000 odds changes, and is validated on the succeeding six months which includes approximately 30,000 to 50,000 odds changes.
We deploy a distributed organizational model in which a majority of engineering decisions occur in “tribes,” as opposed to in our central engineering office. Tribes are dedicated groups of individuals with specific domain knowledge and a single unifying concept. An example is a tribe for live odds models, whose goal is to create the best predictive models for in-game outcomes.
Our tribes include
a profit-and-loss owner,
supported by a product owner and a technical owner. This marriage of engineering and product talent in a single, autonomous team enables rapid decision-making by those with the most domain expertise. On top of our distributed tribe structure, we have added a matrixed global practices organization to ensure consistency of approach and fully integrated systems.
Technology Architecture
Engineering within Sportradar is driven according to a set of core architectural principles:

•
Scalable Cloud-Based Infrastructure
. All new systems are designed to support horizontal scaling without necessitating higher-spec server hardware deployment. By designing native cloud applications, we can elastically scale the amount of hardware required in minutes compared to the month required to manually rack and stack new servers in data-centers. Furthermore, as demands fall due to a season ending, we relinquish the spare server capacity that avoids the typical over-provisioning associated with peak-demand.

We design our core platforms to handle five times the initial workloads through elastic scaling. We have a cloud first strategy and develop all new products in the public cloud following an API and service strategy. Our technology enables us to move quickly on behalf of our clients but with the resiliency and fault tolerance expected by enterprise-scale customers.

•	Optimized for rapid data ingest and low-latency. Speed in acquiring and distributing data is key to driving revenue and lowering costs.
We acquire data to power our AI models, feed our betting products and provide insights into matches. The latency between a single data element being published and it being available to our internal systems and customers alike is a key metric. With recent advances in data acquisition, we are now able to acquire data from third parties and make it available to both internal and external consumers at sub-second speeds.
Similarly, fast data distribution is critically important for our clients. A few milliseconds of delay can mean the difference between a profitable and unprofitable position for our betting customers. Larger data latency can cause losses due to odds arbitrage and “sure betting,” when a spectator at an event is able to make a bet online before the outcome is known to the bookmaker.

•
Build for High System Resilience and Availability.
 Our systems have been built for top security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our customers need them.

We run a hybrid architecture including physical and multiple public cloud infrastructures. We have three high-end physical
data centers. Our cloud applications typically run across three clusters in the United States, the European Union and Asia, while our live data service, which acts as a backbone to many higher value-chain products, runs in ten zones across geographic regions. Our flexible architecture enables data transmission via the closest physically located distribution node. If one node goes down, then the network automatically reconfigures and redirects data traffic to the next closest working node. We believe this type of sophisticated ring topology is unique in the market.

•
Observability ensures we are delivering
.
 In addition to constant internal monitoring of our applications to evaluate their performance and reliability, we also utilize synthetic transaction monitoring. This allows us to monitor the service as if we were an end user of our products. Our synthetic service end-points are
global and capable of detecting
“last-mile” ISP-related issues.
Through this mechanism we are able to prove the quality of service our customers receive without paying 1st line support engineers to have “eyes-on-glass” 24/7.

•
Embed security at every level
. Our systems are built to be secure on the basis of a Defense In Depth approach to software development. We work to ensure that our developers are aware of best practices, new risks and other security patterns that aid them in building market leading security into our products. We complement that with extensive use of market leading tools and services to quantify and validate our security postures, validating code at every step of the way from development all the way through to running in production. Where potential issues are identified within our systems we assess and prioritize their impact, and our processes state that anything deemed to carry a significant risk to the business is prioritized above on-going product
enhancements.

•
Rapid Updates and Agile Development
. Engineers within our core teams are empowered to make the decisions required to build world class products, and work within a “build, release, operate” mentality. This encourages ownership that goes beyond just delivering code and ensures that they feel a sense of ownership and prioritize the technical aspects of reliability and scalability alongside delivering on new product features. Through our advanced development environment, we are able to quickly distribute product improvements using modern CI/CD techniques, ensuring that every release is built against stringent quality gates but can still be delivered in the shortest timeframe possible.

Leveraging Our Unique Data Assets
Each element of data we process is stored within our data lake where it can be easily retrieved. Over the years, Sportradar has moved beyond just the basic sports statistics, such as scores, goals and line-ups, to
also capture and store a diverse range of other datasets. For example, we collect the locations of players on a playing field, detailed player statistics, and a vast library of video footage for past sporting events. The depth and breadth of this data that make us uniquely placed in the market to deliver innovative products.
We employ a 40 member team of experts dedicated to AI, computer vision and machine learning based innovation. We additionally employ eight quantitative analysts who focus on developing mathematical statistical models of sports. Our machine learning software platform currently powers over 30+ odds models and 13+ machine learning models used in our betting products.

•
Automated data processing and enrichment Research and Development
.
 We use machine learning and AI, trained on historical data, to enrich our datasets, reduce costs via automation, and enable new use cases.

For example, we have computer visions algorithms for soccer that predict the likelihood of goal in the next few seconds. In audio, we are deploying neural network technology that operates on hand-held devices and is utilized by our data journalists to record what is happening in a match. We are also experimenting in utilizing audio recognition technology to enhance visual detection of events, such as audio signature matching of tennis ball or racket impacts correlating to a serve.

Our objective is to fully automate data collection and production of live events using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

•	Lower data acquisition costs based upon a reduction of labor.

•	Create new industry-leading betting markets — such as “in point” betting for tennis.

•	Increase our ability to scale sports event coverage.

•
Virtual Games and Simulated Reality
. We have developed one of the most realistic virtual sports products designed to simulate actual matches and races. Our simulations and visualizations were developed on the back of Sportradar’s data expertise and utilize advanced 3D graphics technology. Our proprietary gaming platform comes with simple e-wallet integration
for zero development effort client-side when integrating additional virtual sports. These products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

Our Customers
We have a large, blue-chip customer base, which consists of 1,715 customers from the Sportradar base (excluding customers acquired as a result of recent acquisitions) as of December 31, 2021 and partners across more than 123 countries globally, including more than 900 sports betting operator customers and over 500 media and digital platforms. Our customers include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Facebook, Google, Twitter and Yahoo Sports; broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and NBC Sports; and league partners such as the NBA and ITF. We have also built a global, market-leading portfolio of relationships with over 250 leagues and federations across 33 sports, including over 100 such relationships which were added to our portfolio by the acquisitions of Synergy Sports and Interact Sport.
Our customer base is diversified with our top 20 customers contributing only 30.5% of total revenue for the year-ended December 31, 2021. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our
top 200 customers contributed approximately 80% of our total revenue for the year ended December 31, 2021, and represent the core of our business. We have developed longstanding relationships with these customers across our segments, with an average relationship length of 9.3 years. Our products are business critical for our customers and historically churn for our top 200 customers has been limited, encompassing 0.39% and 0.65% for the years ended December 31, 2021 and 2020, respectively.
We consider ourselves to be a true partner to our customers and have a track record of innovating bespoke solutions to best serve their needs. We have supported our customers through a period of no live sports due to COVID-19 lockdown
measures by offering alternative content. We showcased our innovative culture and superior technology platform by using AI and historical data to simulate virtual matches and generate betting activity, helping to serve our customers through the most challenging of times.
Our Go-to-Market Strategy
We have a dedicated, global sales team of approximately 120 experts responsible for managing existing customer relationships, winning new customers and executing on upselling and cross-selling opportunities.
The global sales team is organized by region and responsibilities are allocated by end-customer type,
size and spending power. Larger accounts are managed by a dedicated account director supported by our sales assistants, product sales and analytics teams. Our sales approach to smaller customers facilitates their overall growth potential and chances of success. The vast scale of our global sales organization enables us to continuously monitor our customers’ turnover, gross gaming revenue, size of offering and booking behavior, amongst other factors, and to actively cover over 900 sports betting operator customers. In addition, we also have a dedicated sales team in the United States, which has signed nearly all of the U.S. betting operators currently in operation, both multi-state and single state, and is now expanding within media services. We also maintain strong relationships with league commissioners and are building out a team of relationship managers dedicated to each sports league.
Our sales representatives have strong relationships with our customers and maintain regular dialogue so that they can provide our customers with the products and services they need, when they need them. This continuous interaction with our customers facilitates a fluid upselling strategy. We are able to pinpoint when our customers have outgrown their current product package and when we can upsell a larger one. We also know when our customers are starting a new brand, shifting focus to or entering into another region, and we will work with them to offer bespoke product and content packages. In order to enhance our product suite, we ensure our sales team has multiple, direct contact points with product owners including one-on-one sessions
with each product vertical, acting as the major feedback loop and a channel for our sales and product teams to work together and to ensure our customer needs are always met. Once a product is launched, our large and well-diversified sales team also serves as a built-in distribution
channel. Leveraging our constant touchpoints with clients, we are able to demonstrate and sell our new product offering to clients more quickly and effectively compared to our competitors.
Our Competition
We compete with a range of providers, each of whom may provide a component of our platform, but do not provide an integrated platform of software solutions that address the entire sports betting value chain. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers, including Genius Sports, Stats Perform, IMGArena and BetConstruct.
We believe we compete favorably based on the following competitive factors:

•	size and depth of data and content portfolio;

•	expansive network of data journalists and specialized data operators;

•	breadth of software solutions;

•	strong relationships with sports league partners;

•	proprietary technology and odds models;

•	early investment into e-Sports, virtual sports and gaming; and

•	early investment to build our U.S. presence long before the PASPA court decision.
For information on risks relating to increased competition in our industry, see “
Risk Factors—Risks Related to Our Business and Industry—Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.
”
Seasonality
We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our
revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races, such as the postponement of the 2020 Football European Championship.

Intellectual Property
Patents, Trademarks and Other Intellectual Property
We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of December 31, 2021, we own two pending patent applications in the United States and Europe and 12 registered or applied-for trademarks
in the United States and several other countries. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and
confidentiality agreements with both our employees and third parties.
From time to time, legal action by us may be necessary to enforce or protect our patents and trademarks, trade secrets and other intellectual property rights, to determine the ownership, validity and scope of our intellectual property rights or the intellectual property rights of others or to defend against claims of infringement, misappropriation or other violation. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. See “
Risk Factors
—
Risks Related to Our Business and Industry—Legal and Regulatory Risks
.”
Sports League Partnerships
Sportradar is partner to more than 250 rights holders and sports leagues. Our league partnerships are usually multi-year deals where we are an official or the exclusive partner to our partner. Our partnerships vary significantly in scope and commercial value. However all partnerships are developed as a mutual partnership:

•	We provide our sports leagues partners with competition management solutions, data collection tools, computer vision technology, integrity services and our proprietary technology

•
In return, we serve as a platform to provide the leagues’ data and video content to our more than 900 sports betting and more than 500 media customers globally, giving them greater reach and serving as an intermediary to the highly regulated betting industry.

Environmental, Social and Governance (ESG) Practices
At Sportradar, the leading global sports data and technology company, we manage our business with the goal of delivering value to all stakeholders, including our customers, partners, shareholders, employees and local communities. As a newly U.S. listed company, we engaged key stakeholders through a preliminary assessment to identify environmental, social and governance (“ESG”) topics that have a significant impact on our business. Based on this assessment, we identified a set of priority topics related to corporate governance and data security practices, talent management, community outreach and environmental impact that will serve as the building block of our ESG strategy and inform our policies, practices and disclosures relating to evolving ESG issues.
Our approach is underpinned by our conviction that ethics and good governance matter to our future success. Every Sportradar employee, consultant, partner and director, is required to read, understand and abide by Sportradar’s Code of Business Conduct and Ethics, which promotes responsible business practices through our policies, principles, values and behavioral expectations our employees are expected to follow in their daily business activities. Sportradar requires employees to regularly complete compliance trainings on its Code of Business Conduct and Ethics and other topics such as anti-bribery and corruption, harassment, data privacy and information security.
We promote and protect the integrity of sport through our Integrity Services, which protects sport by providing a wide range of match-fixing monitoring and detection tools, intelligence and investigation services as well as education programs to sports leagues, teams and organizations, anti-doping agencies, state authorities and law enforcement bodies. Launched in 2004, Integrity Services works with over 120 organizations across the globe. Our passionate commitment to supporting the integrity of sport stems from our firm belief in the importance of a level playing field for all of sport. For example, in 2021 we launched UFDS (Universal Fraud Detection System), making a landmark pledge to provide our market leading bet monitoring match-fixing detection system free of charge to sport. In addition, in 2022, we are launching educational focused services for sporting stakeholders including leagues, teams and governing bodies, to protect the community’s wellbeing as sports betting grows exponentially in popularity in the US.
As a global company with employees in 33 locations across the world, Sportradar’s commitment to diversity, inclusion and equity is clear. Sportradar strives to hire, develop and retain top talent by emphasizing diversity, inclusion and equity through initiatives such as our global Women in Technology Employee Resource Group.
As a data and technology company with a highly distributed, home-based workforce, we believe that we are driving operational efficiencies we can achieve that not only benefit our business but also reduce our waste disposal, energy consumption and carbon footprint. Moving forward, we aim to better understand the impact that our business has on our planet and its resources and expand our disclosures accordingly.
Over time, our ESG program and related disclosures will continue to mature, including by incorporating internationally accepted reporting frameworks such as the Sustainable Accounting Standards Board (“SASB” now the Value Reporting Foundation) standards. Additionally, our independent Board of Directors, through its Nominating and Corporate Governance Committee, provides focused oversight of Sportradar’s effective management and strategy for
ESG-related
risks and opportunities as they relate to long-term value creation for the company and its stakeholders. At the direction of executive leadership, we formed an employee-led
ESG working group, comprised primarily of executive and senior management, that works to establish a relevant and effective ESG strategy and to develop, implement, and monitor initiatives and policies based on that strategy. The information contained on our website is not incorporated by reference into this document or any other Sportradar filing with the U.S. Securities and Exchange Commission.
Government Regulation
Our business is subject to a wide range of U.S. federal, state, and local laws and regulations, as well as laws and regulations outside the United States in the various jurisdictions in which we operate. Such laws and regulations include those regulating gaming, sports betting, iGaming, competition, consumer privacy, data protection, cybersecurity and information security. These descriptions are not exhaustive, and these laws, regulations and rules frequently change and are increasing in number.
Our failure, or certain of our customers’ or service providers’ failure, to comply with any of these laws, regulations, or rules or their interpretation could result in regulatory action, the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services or products, the suspension, revocation or non-renewal of,
or placing of a restriction on, a license, registration, or other authorization required to provide our services or products, the limitation, suspension, or termination of services or products, changes to our business model, loss of consumer confidence, litigation, including private class action litigation, the seizure or forfeiture of our assets and/or reputational damage. Therefore, we are monitoring these areas closely to design compliant solutions for our customers and continue to adapt our business practices and strategies to help us comply with current and changing laws and regulations, legal standards and industry practices.
Regulation and Licensing
European laws and regulations
The last decade has seen the gaming industry (inclusive of sports wagering) in Europe evolve into a highly regulated sector. While the majority of European jurisdictions, including member states of the European Union, used to maintain gambling monopolies – in part based on century-old gambling
legislation – there has been a major shift towards opening the market to private operators by introducing licensing opportunities and regulation encompassing iGaming and sports betting. Today, our customers, which include private B2C gambling and betting operators as well as state-owned monopoly operators, are subject to licensing in several European and EU jurisdictions.
Although the legislation and regulation on the provision of facilities for taking part in betting activities differ widely across jurisdictions in Europe, the protection of the betting customers (punters) from compulsive gambling behavior and overspending is one of the main legislative objectives of gambling and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gambling and betting laws primarily address the supply of betting (and other gambling) products to end consumers. Our business is conducted solely on a B2B basis, providing supply services to the betting industry, and does not include (betting) contracts with end-consumers. Most
European betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and
thus, in most European jurisdictions, our business is not subject to holding a license. Only a few European jurisdictions require B2B providers to hold a license. On this basis, we currently hold B2B supplier licenses in Belgium, Great Britain, Malta, Gibraltar, Greece and Romania. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a license, we operate our business based on approvals or certifications granted by the appropriate governmental authority or via agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.
Gambling and betting regulations in Europe are in continuous development and thus subject to change. This may result in certain additional European jurisdictions requiring suppliers of the gambling and betting industry to apply for and operate based on B2B supplier licenses. Our failure to obtain such licenses may result in us having to change, restrict, suspend or cease our supply services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages. Ultimately, as a supplier to the gambling and betting industry, the legal and regulatory situation that our customers, i.e. the B2C gambling and betting operators, are facing impacts the results of our business. In case of the regulatory environment becoming unfavorable or unfeasible for our customers to continue offering sports betting in certain jurisdictions, this may result in closure of certain markets and thus in a loss of revenue due to a decreased demand for our products and services.
U.S. laws and regulations
The gaming industry (inclusive of our sports wagering and iGaming product offerings) in the United States is highly regulated, and we must maintain our licenses to continue our gaming-related operations. We are subject to extensive regulation under various federal, state, local and tribal laws, rules and regulations of the jurisdictions in which we operate, and such laws, rules and regulations affect our ability to operate in the sports wagering and iGaming industries. Such laws, rules and regulations could change or could be interpreted differently in the future, or new laws, rules and regulations could be enacted. Material changes, new laws, rules or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results and business, including our ability to operate in a specific jurisdiction. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, directors and other persons with material financial interests or control over the gaming operations, along with the integrity, security and compliance of the sports wagering and iGaming product offering. Violations of laws, rules or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Privacy and information security regulations
As part of our business, we collect personal information including personal data, and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting set standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the GDPR implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require EU member states to regulate marketing by electronic means and the use of web cookies and other tracking technology. EU member states have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.
The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the EU-U.S. Privacy
Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from the European Union to the United States or most other countries. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case
basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to use new SCCs since September 28, 2021 and replace existing SCCs by December 27, 2022. These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the European Union and the United Kingdom and may impact our ability to transfer personal data from Europe to the United States and other jurisdictions.
In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on
e-marketing
are currently set out in the ePrivacy Directive and national implementation laws which will be replaced by a new ePrivacy Regulation. The current legal framework for electronic marketing and communication is constantly evolving. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance. We are likely to be required to expend further capital and other resources to ensure compliance with these evolving and changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children).

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the CCPA, which became effective January 1, 2020, and requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Other states are considering the implementation of similar statutes. Moreover, the CPRA, which will become operational in 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Further, Virginia and Colorado have enacted the Consumer Data Protection Act and the Colorado Privacy Act, respectively, which will go into effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws.
See “
Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.
”
Additional Regulatory Developments
Various legislatures and regulatory agencies continue to examine a wide variety of issues, including antitrust, competition, anti-money laundering, consumer protection, anti-corruption and anti-bribery, cybersecurity, and marketing and advertising that may impact our industry, business and operations.
Employees
We believe that our culture, which focuses on global collaboration, innovation and sportsmanship, is a strength and a key differentiator for our business. We recognize that our people are fundamental to our continued success, as their skill and dedication enable us to fulfill our vision and purpose. We aim to create a safe, fair and dynamic working environment that is collaborative and outcome focused. We will continue to invest in the development and diversity of our employees and encourage the sharing of feedback and ideas, as we believe in the importance of listening to our employees, recognizing their achievements and appreciating the mixture of different backgrounds. Supporting our employees as they strive to exemplify these values is one of the keys to our success, and we continue to prioritize the ongoing learning, training and development of our staff.
We strive to create an environment where our employees have the skills and confidence to make a positive contribution to the business and want to contribute their full potential. We want employees to be engaged and motivated and have opportunities for personal development and career progression. We recognize that rewarding employees fairly, equitably and competitively is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees. For additional detail regarding the number of our employees by geography and category, see Item 6.D
“Director, Senior Management and Employees—Employees
.”
C. Organizational Structure
Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation (
Aktiengesellschaft
) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company was formed to acquire Sportradar Holding AG. As the sole holder of equity in Sportradar Holding AG, the Company operates the business and controls the strategic decisions and day-to-day
operations of Sportradar Holding AG. We have 46 wholly-owned subsidiaries. Refer to Note 33,
 List of consolidated entities
, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.
D. Property, Plant and Equipment
Corporate Offices
We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific.
Our principal facility is our headquarters located in St. Gallen, Switzerland, which consists of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for
12-month
terms. We also lease offices in 20 additional countries, including Australia, Austria, Belgium, Estonia, Germany, Gibraltar, Norway, the Philippines, Poland, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, the United Kingdom, the United States and Uruguay.
During 2021 we opened a new office of 417 square meters (approximately 4,489 square feet) in Bratislava, Slovakia to accommodate future growth. As a result of business combinations we obtained new offices in Australia, Belgium, the United Kingdom and the United States in 2021.
All of the above leases expire or are up for renewal between 2022 and 2031. We intend to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.
Financing
We are financing our expansion through a combination of cash, including the proceeds received in our IPO, our credit facilities described under “—Credit Facilities” and the leasing arrangements described under Item 5.B. “
Operating and Financial Review and Prospects—Liquidity and Capital Resources—Contractual Obligations and Commitments
.” We expect to continue to use this combination of financing to fund our continued expansion.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.
This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2020 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) on September 15, 2021 under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
Overview
Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical software, data and content via subscription and revenue share arrangements to sports leagues, betting operators and media companies. We offer one of the industry’s most advanced and comprehensive platform with software solutions that transform large sets of data into actionable information and insights, enabling us to simplify our customers’ operations, drive efficiencies and enrich the experiences of sports fans around the world. Since our inception, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.
Sportradar’s origins began in 2001, with its primary offering of pre-match betting
services to the sports betting market. Since then, we have achieved a number of milestones that have secured our position as the leading platform at the nexus of sports, data and technology, including:

•	2004: Launch of Live Data services

•	2005: Launch of Live Odds services

•	2007: Signed integrity partnership with Union of European Football Associations (UEFA) to monitor betting movements on European football matches

•	2012: Secured partnership with the ITF

•	2013: Started our AV streaming service offering

•	2013: Started U.S. market entry with the acquisition of Cloud Sports Data, LLC, a Minneapolis based, technologically advanced sports data provider including live data services on U.S. sports

•	2014: Established our MTS offering

•	2014: Established partnership with the NFL as first league deal with a major U.S. league

•	2015/16: Secured partnerships with the NBA and NHL, demonstrating our ability to expand geographically

•	2015: Launched a new first-of-its-kind e-Sports offering through Betradar and reached a multi-year deal with the Electronic Sports League (ESL)

•	2015: Welcomed U.S. investors such as Ted Leonsis, Mark Cuban and Michael Jordan

•	2016: Strengthened AV offerings via the acquisition of Sportsman

•	2018: Established a key partnership with Fox Sports, boosting their data-driven storytelling

•	2018: Launched our digital advertising service

•	2019: Expanded into broader end-user management, via the acquisition of Optima

•	2020: Diversification into content not directly linked to live sports events, in reaction to the COVID-19 pandemic

•	2021: Strengthened US market presence with the acquisition of Atrium Sports Inc, a market leader in data and video analytics in the US college and professional sports space

•	2021: Completed successful listing on Nasdaq, raising €546.0 million of primary net proceeds to fund continued growth in the business

We provide our customers with solutions across betting and gaming, sports entertainment and AV. In the year ended December 31, 2021, 55.1% of our total revenue was generated from RoW Betting, 25.0% from RoW AV, 12.8% from solutions sold into the U.S. market and 7.1% from other. All of our solutions are powered by our proprietary technology platform and are fueled by the largest volume of sports data in the world, leveraging nearly 20 years of historical sports information. Our data capabilities and proprietary technology engine allow us to provide end-to-end solutions
across the sports betting value chain, from traffic generation to the collection, processing and computation of data and odds, management of trading risk on behalf of our clients, visualization solutions, platform services and integrity services. In the year ended December 31, 2021, our RoW Betting segment revenue consisted of 69.2% betting data and entertainment tools, 25.8% Managed Betting Services (“MBS”) and 5.0% Virtual Gaming
and e-Sports.
Our platform is used globally in over 123 countries, including in mature markets in our RoW segments, and new, high-growth markets such as the United States. Our business is highly diversified with one of our largest billing countries, the United Kingdom, representing only 12% of total revenue for the year ended December 31, 2021. We believe that we are well-positioned to grow globally due to our investments in strategic markets and continued investments in our product offerings. In particular, we have made significant investments in the United States where we have established important league relationships, such as with the NBA, MLB, NHL, FIFA and NASCAR, and local infrastructure and operations with 478 FTEs based in the United States as of December 31, 2021. These investments were funded organically from the profit generated in our more mature markets, such as RoW Betting, which achieved revenue of €309.4 million for the year ended December 31, 2021. We expect to benefit from strong operating leverage in our U.S. segment, which is currently not profitable. As our U.S. business develops, we expect meaningful revenue growth and improved profitability in our U.S. segment.
As a result of our investments in technology and content, we believe that we are nimble, innovative and prepared for growth. We continue to implement new technologies in the sports data and analytics industry including computer vision, data visualization and simulated reality, among others. We have proven high-velocity development capabilities that allow us to remain agile and innovative, quickly responding to changes in the market and launching new products. We have strong operating leverage as our historical investments in data and technology continue to generate significant revenue over time. Moreover, our products are interconnected and build upon each other. For example, our live data offerings feed into our live odds offerings, which in turn power our MTS solutions. Additionally, we benefit from generating and controlling the inputs to our own products across the entire value chain, and consequently our business is highly scalable as we sell similar products based on our content to many customers.
We have achieved healthy growth through both organic and inorganic expansion and believe we have proven our discipline, execution and ability by adding significant value to the businesses we have acquired. We will continue to evaluate strategic acquisitions that expand our platform, such as providing new technical capabilities and products, to better serve our customers and league partners.
We have a strong profitability profile and high cash conversion as a percent of Adjusted EBITDA. Profit for the year was €12.8 million and €14.8 million for the years ended December 31, 2021 and 2020, respectively, representing year-over-year decrease of 13.6%. For the years ended December 31, 2021 and 2020, our Adjusted EBITDA was €102.0 million and €76.9 million, respectively, representing year-over-year growth of 32.6%, profit for the period as a percentage of revenue was 2.3% and 3.7%, respectively, and Adjusted EBITDA margin was 18.2% and 19.0%, respectively. Our net cash from operating activities as a percentage of profit was 1,033.9% and 1,021.6% for the years ended December 31, 2021 and 2020, respectively. We had Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 14.3% for the year ended December 31, 2021 and 69.6% for the year ended December 31, 2020.
Our Customers and Business Model
We sell our products to a diverse customer base of betting operators, sports leagues and media companies globally. In total, we serve 1,715 customers globally as of December 31, 2021 from the Sportradar base

(excluding customers acquired as a result of recent acquisitions), and the top 200 customers represent approximately 80% of our revenue. We believe our top 200 customers represent a good proxy for analyzing trends in our business and customer behavior.
We generate revenue primarily via two types of contracts: subscription and revenue sharing. We believe this mix of subscription-based revenue and revenue sharing provides us with a stable, predictable base of revenue and allows us to participate in the upside from growing betting volume around the world, especially in more nascent geographies. Typically our contracts related to Betting services are renewed every year, while RoW AV contracts tend to be longer in duration as they are frequently linked to the duration of our major AV rights.
Revenue generated from subscription contracts are priced based on the amount of matches, data and the types of products received and include surcharge components based on scale or usage where relevant. Many of these contracts include a price escalation clause, and we have a track record of upselling additional data and matches as well as cross-selling products to our customers. The following products and services operate under this subscription model: Betting Data / Betting Entertainment Tools and RoW AV. For revenue-sharing contracts, we receive a fixed percentage of the gross gaming revenue or of the net gaming revenue generated by our betting company customers. These contracts are typically structured with an agreed minimum fee but allow us to benefit from high betting volume. Revenue for our MTS product and for Virtual Gaming is generated on a revenue sharing basis. Some MTS contracts include a loss participation clause. Our sports entertainment (media and advertising) customers pay either on a subscription basis or in accordance with marketing services provided for a specific period. Our revenue generation has a high degree of predictability because we have developed longstanding relationships with our customers. Our top 200 customers have been with us for 9.3 years on average. Our low net revenue churn rate, defined as lost revenue from customers that stopped using our services in any given period divided by total revenue from the comparable period from the prior fiscal year, for our top 200 customers of 0.39% and 0.65% for the years ended December 31, 2021 and 2020, respectively, demonstrates our ability to continually meet our customers’ expansive and evolving needs through market-leading offerings and investments in our platform. Our products are deeply embedded into our customers’ workflows and fuel their ability to generate revenue, creating a resilient stream of revenue generation for us. Additionally, we have demonstrated success in growing revenue over time through both upselling and cross-selling opportunities.
Key Factors Affecting Our Business
We believe that the growth and future success of our business depends on many factors, including the following.
Capturing Share in New Legalized Sports Betting Markets by Expanding into New Geographies with Existing Customers and Adding New Customers
The continued legalization of sports betting in the United States and abroad is a growth driver that is expanding the addressable market for our solutions. We believe that although the legalization of sports betting is still in its early days, there is promising regulatory momentum, particularly in the United States. With the number one market share in the United States, significant investments in place, and deeply embedded relationships, Sportradar is well-positioned for sustained U.S. market leadership.
According to the Gambling Compliance Tracker, as of December 31, 2021, thirty (30) states and the District of Columbia, have legalized sports betting and are operational and two (2) additional states have passed enabling laws, but have not yet implemented regulations. Additionally, twenty-one
(21) states and the District of Columbia have legalized online/mobile sports betting. While the timing for additional regulatory changes is uncertain, we believe there is a desire for new avenues of growth for both governments and professional sports leagues.
We intend to continue to invest in our international operations to grow our business outside of our existing markets as legalization progresses. We believe that the global demand for sports data, content and technology will continue to increase. As we expand our geographic footprint, we expect to acquire new customers in new geographies and expand into new geographies with our existing customers.

Developing New Innovative Products to Sell to Our Existing Customer Base
We intend to extend our leadership position by continuing to innovate and bring new products and technologies to market. We have a history of introducing successful new capabilities on our platform and extending our value proposition with customers. For example, we have added new high value solutions to our product suite such as AV streaming, managed trading services, digital advertising, e-Sports, virtual
games and simulated reality, among others. Given the rapidly changing nature of the sports ecosystem, we expect to invest in research and development to expand the value of our offerings for our customers. In developing new products, we benefit from the depth and breadth of our existing relationships with sports leagues, betting operators and media companies. We are recognized as innovators at the forefront of sports data and continue to invest heavily in new capabilities such as computer vision, e-Sports, virtual
sports, simulated reality and fully integrated platform services.
Expanding Our Partnerships with Sports Leagues
Sportradar has valuable relationships with sports leagues across the globe. We intend to continue to expand the breadth and depth of our partnership with sports leagues, including by pursuing new partnerships with sports leagues, big and small, in existing geographies, as well as in new geographies and in new sports categories. To our existing league partners, we provide critical technology and infrastructure which allows them to collect, analyze and distribute data to the media, teams and league analysts and sports betting ecosystem. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as truly trusted, mission-critical partner. We intend to use that strong positioning with the leagues to accelerate innovation and to expand the scope and value proposition of the services that we provide.
Achieving Operating Leverage as We Scale
We have made significant investments in strategic growth markets, including the United States. The infrastructure, content, technology and organization we have in place in the United States position us for profitable growth well into the future. In the short-term, however, entering new geographies results in depressed margins, relative to more mature markets such as Europe. For example, we had negative Adjusted EBITDA in the United States for the years ended December 31, 2020 and 2021, in comparison to our positive Adjusted EBITDA during the same periods for RoW Betting. As we scale, we expect to achieve operating leverage across markets.
Acquisition Strategy and Integration
As part of our growth strategy, we have made and expect to continue to make targeted acquisitions of, and investments in, complementary businesses, products and technologies, and believe we are well-positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and data assets. Our management team has a proven track record of executing value accretive transactions. Since 2010, we have successfully completed 13 acquisitions. These acquisitions have expanded our footprint into new geographies and have added to, or improved upon, a range of our capabilities such as platform services, video distribution and solutions we provide to sports leagues. Our ability to acquire complementary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.
Impact
of COVID-19
The ongoing
COVID-19 pandemic
has caused disruption in the global sports industry beginning in March 2020. Although the pandemic adversely impacted our business due to cancelled live sporting events, management actions have helped to partially mitigate the extent of the impact and we have demonstrated our ability to rapidly adapt to challenging environments. When reacting to the crisis, we focused on two objectives:

(1) supporting our customers with mission-critical alternative content throughout a period where traditional sports events were no longer available and (2) streamlining our own operations to preserve profitability and cash generation.
Those measures have now become the way we operate the business as we dial the volume content up or down depending on changes and disruption to the live event calendar.
We have largely returned
to pre-pandemic revenue
generation levels and have not observed significant changes in customer behavior. As a result of the
COVID-19
pandemic beginning in 2020, we benefited from favorable year-over-year revenue and Adjusted EBITDA comparisons in the first half of 2021. However, over the second half of 2021, we have not observed material variance drivers attributable to
COVID-19
in our year-over-year revenue comparisons. On the cost side, after the severe
COVID-19
measures taken during the second quarter of 2020 it took time to return to sustainable cost and hiring levels to ensure continued growth. This resulted in unfavorable cost comparisons in the second half of 2021.
For additional discussion related
to COVID-19, see
“
Risk Factors—Risks Related to Our Business and Industry—The global
 COVID-19
 pandemic has had and may continue to have an adverse effect on our business or results of operations
.”
Acquisition of Atrium Sports, Inc.
On May 6, 2021, we acquired 100% of the voting interest in Atrium Sports, Inc. (“Atrium”), a market leader in data and video analytics in the college and professional sports space. The consideration transferred included cash consideration of €183.0 million plus 1,805 participation certificates of Sportradar Holding AG. The fair value of the 1,805 participation certificates was determined to be €22.0 million as of May 6, 2021. The participation certificates are subject to certain non-market
performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9.0 million, was determined to be part of the total consideration and the remaining €13.0 million of the participation certificates was determined to be employee remuneration. The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense through 2024 on a graded vesting basis. The participation certificates held by Atrium were, in the course of the Reorganization Transactions, contributed to Sportradar Group AG.
We acquired Atrium due to its market leading data and video analytics platform in the college and professional sports space in the United States, which is one of our strategic growth markets. We believe that the acquisition complements and extends our product suite, as well as supports our drive to deepen and broaden our relationships with key sports organizations globally. In the United States, Atrium has league-wide relationships with the NBA and MLB, as well as all of NCAA Division I women’s and men’s basketball and over 90% of NCAA Division I men’s baseball. Outside of the United States, Atrium has a partnership with The International Basketball Federation to create FIBA Connected Stadium, an end-to-end
platform that is intended to provide basketball teams, leagues and federations with automated video production and graphics technology. In addition, we intend to build on the popularity of Atrium’s best in-class
video technology, the Synergy Automated Camera System, by layering our video and OTT product suite, which we believe will result in the development of deeper technology-enabled relationships with sports organizations globally.
As part of the Company’s initial assessment, intangible assets acquired related to technology, brands and customer relationships.
Atrium’s revenue and net loss before tax for the year ended December 31, 2020 were $21.2 million (€18.0 million) and $16.5 million (€14.0 million), respectively. Atrium’s revenue and net loss before tax for the year ended December 31, 2021 were €19.1 million and €15.5 million, respectively.

If the acquisition had occurred as of January 1, 2020, the pro forma consolidated revenue and net loss before tax for the year ended December 31, 2020 would have been €421.0 million and €2.0 million, respectively. The consolidated pro forma revenue and net income before tax for the year ended December 31, 2021 would have been €568.1 million and €1.2 million, respectively. This principally includes adjustments from the impact of the amortization of intangible assets and remuneration from the vesting of participation certificates.
NHL License Agreement
On July 22, 2021, we entered into a
10-year
global partnership with the NHL. Under the terms of the NHL agreement, we were named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the terms of the NHL agreement, on a pro forma basis giving effect to the Reorganization Transactions, we granted the NHL the right to acquire an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of €7.59, and an amount of Class A ordinary shares calculated by dividing $30.0 million by the initial public offering price, which was not exercised and subsequently expired. Additionally, we granted the NHL a warrant to purchase 1,353,740 Class A ordinary shares at a subscription price of €19.87 per Class A ordinary share. On October 21, 2021, pursuant to the NHL agreement, the NHL acquired 1,116,540 newly issued Class A ordinary shares.
NBA License Agreement
On November 16, 2021, we entered into an expansive multiyear partnership (the “NBA Partnership Agreement”) with the National Basketball Association (the “NBA”) that maintains Sportradar as the exclusive provider of NBA data worldwide and will help fans across the globe to engage with the NBA, WNBA and NBA G League content. Under this agreement, the NBA will use our capabilities with respect to data collection, tracking and betting feeds, as well as our integrity services, commencing with the 2023-2024 season for an eight-year term. This agreement extends the relationship that began in 2016 when Sportradar became the Official Provider of Real-time NBA League Statistics.
In consideration of the rights and benefits granted under the NBA Partnership Agreement, we have agreed to pay the NBA the applicable annual license fees. We also agreed to grant the NBA warrants that, once vested, are exercisable for an aggregate number of Class A ordinary shares equal to 3.00% of the total number of Class A ordinary shares outstanding on a fully diluted, as-converted
basis, as of the date of the NBA Partnership Agreement, at an exercise price of $0.01 per share. The warrants are subject to an eight-year vesting schedule commencing in 2023, with 20% of the warrants vesting upon execution of the NBA Partnership Agreement.
Key Financial and Operational Performance Indicators
The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2019, 2020 and 2021:

	Years Ended December 31,
	2019	2020	2021
Profit for the year	€11.7	€14.8	€12.8
Adjusted EBITDA	€63.2	€76.9	€102.0
Profit for the period as a percentage of revenue	3.1%	3.7%	2.3%
Adjusted EBITDA margin	16.6%	19.0%	18.2%
Adjusted Free Cash Flow	€55.3	€53.5	€14.5
Net cash from operating activities as a percentage of profit for the year	1,251.3%	1,021.6%	1,033.9%
Cash Flow Conversion	87.3%	69.6%	14.3%
Dollar-Based Net Retention Rate	118%	113%	125%
See
“Non-IFRS
and Other Financial and Other Operating Metrics” below for a definition, explanation and, as applicable, reconciliation these measures.

Non-IFRS
Financial Measures and Operating Metrics
We have provided in this Annual Report financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the
“Non-IFRS
financial measures”), as well as operating metrics, including Dollar-Based Net Retention Rate. We use these non-IFRS
financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS
financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS
financial measures to investors.
Non-IFRS
financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS
financial measures to their most directly comparable IFRS financial measures provided in the tables included below.

•
“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, finance income and finance costs, and income tax (expense) benefit.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.
We present Adjusted EBITDA because management believes that some items excluded are non-recurring
in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.
Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the year:

	Years Ended December 31,
	2019	2020	2021
	(in millions)
Profit for the year	€11.7	€14.8	€12.8
Share based compensation	—	2.3	15.4
Depreciation and amortization	112.8	106.2	129.4
Amortization of sports rights	(93.9)	(80.6)	(94.3)
Impairment of intangible assets	39.5	26.2	—
Impairment of equity-accounted investee	—	4.6	—
Impairment loss on other financial assets	1.6	1.7	5.9
Loss from loss of control of subsidiary	2.8	—	—
Foreign currency gains/ (losses) - net	1.5	(13.8)	(5.4)
Finance income	(4.4)	(8.5)	(5.3)
Finance cost	13.5	16.7	32.5
Income tax (benefit) expense	(21.9)	7.3	11.0

Adjusted EBITDA	63.2	76.9	102.0

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.
The most directly comparable IFRS measure of profit for the year as a percentage of revenue is disclosed below:

	Years Ended December 31,
	2019	2020	2021
	(in millions)
Profit for the year	€11.7	€14.8	€12.8
Revenue	€380.4	€404.9	€561.2

Profit for the year as a percentage of revenue	3.1%	3.7%	2.3%

•
“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

The most directly comparable IFRS measure of net cash from operating activities as a percentage of profit for the period is disclosed below:

	Years Ended December 31,
	2019	2020	2021
	(in millions)
Net cash from operating activities	€146.0	€151.3	€132.2
Profit for the year	€11.7	€14.8	€12.8

Net cash from operating activities as a percentage of profit for the year	1,247.9%	1,021.6%	1.033,9%

The following table reconciles Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Years Ended December 31,
	2019	2020	2021
	(in millions)
Net cash from operating activities	€146.0	€151.3	€132.2
Acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business)(a)	(78.9)	(92.0)	(124.9)
Acquisition of property and equipment	(6.7)	(2.0)	(5.9)
Payment of lease liabilities	(5.1)	(3.8)	(7.1)
Foreign currency gains on cash equivalents	—	—	20.2

Adjusted Free Cash Flow	55.3	53.5	14.5

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.
In addition, we define our operating metrics as follows:

•
“Dollar-Based Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported Trailing Twelve Month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Dollar-Based Net Retention Rate.

Components of our Results of Operations
The following briefly describes the components of revenue and expenses as presented in our consolidated statement of profit or loss and other comprehensive income.
Revenue
Betting
includes revenue derived from betting data and betting entertainment tools, managed betting services and virtual gaming and
e-Sports.
Below is a description of each:
Betting Data / Betting Entertainment Tools Revenue. For Betting Data and Betting Entertainment Tools clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). At any time, customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their standalone prices.
The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfill the contract which are even throughout the period. In assessing the nature of the obligation, Sportradar considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

SMBs are provided on request from customers and result in separate contracts. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.
There are some sports betting contracts with customers that incorporate a revenue share scheme. Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.
MBS Revenue
 includes both Managed Trading Services (“MTS”) and Managed Platform Services (“MPS”). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted and successful. MPS revenue consists of platform set-up
fees for our turnkey solution.
MTS clients forward their proposed bets “bet slips” to us for consideration as to whether or not the bet is advisable. We have the ability to accept or decline this bet slip. If a bet slip is accepted, we will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of bets in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most of MTS contracts also include a loss participation clause (i.e. in case the gross/net gaming revenue is negative). We are exposed to the losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share, is below agreed minimum fee).
MPS is part of our MBS business following the acquisition of Optima in 2019 and provides a complete turnkey solution (including platform set-up,
maintenance and support) to our clients. The platform
set-up
fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.
Virtual Gaming and
e-Sports
 Revenue
 consists of income from a revenue share arrangement with clients in exchange for the provision of virtual sports data, for Virtual Gaming, and fees charged to clients for
e-Sports
data packages, for
e-Sports.
For Virtual Gaming, we receive income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. We receive a share of revenue based on the gaming revenue generated from the betting activity on the virtual game. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied. The revenue share is generated from live betting events and revenue is recognized at the point in time of the actual customer sale performance. Our fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.
For
E-Sports,
revenue recognition is consistent with the recognition for Betting Data, except it includes E-Sports data
rather than real sports data. Revenue is recognized similar to Betting Data as described above.
Audiovisual Revenue
 consists of revenue from the sale of a live streaming solution for online, mobile and retail sports betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, we provide this additional service level at the standalone market selling price. The additional obligation is satisfied and the revenue recorded in the period of over performance.
United States Revenue
 consists of primarily U.S. sourced media revenue from APIs, whereby we offer extensive sports data from over 60 sports and more than 400,000 games worldwide. Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and AV revenue as well as Advertising and Sport Solutions services, as detailed below, to US partners.
Other Revenue
includes various revenue streams, amongst others the media revenue for the rest of the world, and integrity services.
Advertising (Ad:s)
consists of revenue streams from multiple marketing products and services. For Programmatic and Dynamic Creative Optimization products, customers (mostly betting operators) agree to marketing commitments, either per campaign, fixed period or via yearly commitments. While some customers opt to have an equal degree of marketing service delivery per month, other customer accounts show higher seasonality patterns, focusing their marketing efforts around major sports events or other campaign peaks. Revenue is recognized in the months where the marketing product / service is delivered. Regarding sponsorship, Sportradar is both acting as a principal as well as purely acting as a middle man for an agency commission, when facilitating sponsorship deals between the sports leagues and the betting operators. Furthermore Sportradar is also supporting customers with activation strategies. Sponsorship revenue is typically recognized in a linear manner over the term of the sponsoring right. On Digital traffic, Sportradar is selling livescore ad inventory to betting operator customers. Customers pay a fixed price per month for a share of voice of the available ad inventory for a specific market (agreed fix price depending on market and inventory amount). Revenues get recognized evenly over the period for which the operator buys the ad package. API revenues result from data feed packages sold to ad:s customers. These revenues are recognized on a straight-line basis over the contract term. Revenue related to Sportradar’s own B2C sports platform presents mostly advertising income. These advertising revenue commitments from customers are mostly given on a per campaign or per campaign package and revenue is recognized in the month where the service is delivered.
Sports Solutions
Coaching/Scouting.
Synergy Sports core revenue line is subscription based and billed in advance for the entire service period, typically one year. Revenue is recognized equally over each month over the service period.
The customer, either professional or college sports teams, purchases access to proprietary technology which links meaningful sports data and video clips to create visual statistics and analytics about players, teams, and specific games. Teams can sort and filter statistics and video clips in real time to better understand player and team strengths and weaknesses. Synergy Sports’ loggers and proprietary technology dissects and analyses every player, play, appearance, game situation and outcome, then sorts those details and pairs them with supporting video.
Automated Video Capture.
Synergy Sports provides an automated camera solution generating revenue on a subscription basis. This is usually for three years, with the option to extend to five. These agreements are billed based on a contract-by-contract
basis, with the total value of the contract deferred equally over the life cycle of the agreement. The automated cameras produce professional quality footage without any human intervention required. Without the cost and resource-heavy requirements associated with manually producing games, automation is a risk-free way of growing the competition and engaging with fans. Automated capture is for competitions looking for a simple solution for scaling their ability to capture, distribute and commercialize their content.
Interact Sports.
Provides automated production and management of video and related services to all levels of the sports market. Products include an all-in-one
Streaming Kit to enable the capture of live sport, Automated Graphics Packages and Production Services. Revenue is recognized in the months where the product / service is delivered.
Costs and expenses
Purchased services and licenses (excluding depreciation and amortization).
 Purchased services and licenses (excluding depreciation and amortization) consists of the costs of delivering the service to our customers, which does not include license amortization and personnel costs. This consists primarily of fees paid to data journalists and freelancer for gathering sports data, fees to sales agents, production costs, revenue shares for third-party content, “Ad:s acquisition costs”, consultancy fees, licenses and sports rights expenses that did not meet the recognition criteria, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred.
Internally-developed software cost capitalized
. Internally-developed software cost capitalized consists primarily of personnel costs involved in software development and which meet the qualifying criteria for capitalization. Such costs are capitalized as part of the corresponding intangible asset as incurred.
Personnel expenses
. Personnel expenses consists primarily of salaries, payroll taxes, social benefits and expenses for pension plans and share-based compensation. Personnel expenses are expensed as incurred. Personnel expenses include costs related to internally-developed software meeting the qualifying criteria for capitalization, as such those costs are recognized as part of the capitalized internally developed software cost. The cost of the share-based compensation is recognized over the vesting periods.
Other operating expenses
. Other operating expenses consists primarily of legal and other consulting expenses, telecommunications and IT expenses, advertising and marketing expenses, travel expenses, and other expenses, all of which are recognized on an accrual basis, being expensed as incurred.
Depreciation and amortization
Depreciation primarily relates to the depreciation of IT and office equipment and buildings. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are estimated between one to 15 years.
Amortization expense relates to the amortization of intangible assets over their estimated useful life. Our amortization expense primarily relates to sports rights licenses, customer base, software, brand name, capitalized software cost and other rights and contract costs.
Impairment of intangible assets
Impairment of intangible assets is recognized where we determine that the investment made in the respective intangible assets is not fully recoverable. For the year ended December 31, 2020, we recognized impairments on our NBA and NFL licenses primarily due to the impact of the
COVID-19
pandemic, which resulted in professional leagues across sports suspending most live events. As a result of such suspension, our U.S. business underperformed and the original expectations for to the NBA and NFL licenses were not met, which caused us to recognize these impairments. In addition, we recognized an impairment on goodwill related to CGU Sports Media US of €10.4 million due to significant losses and expected decline in future performance.

We also recognized impairments related to the impact of the U.S. Supreme Court’s holding in Murphy v. National Collegiate Athletic Association (2018), in which the court upheld the legality of a New Jersey law permitting sports betting at casinos and racetracks and overturned the Professional and Amateur Sports Protection Act. While the court’s holding in such case was viewed at the time as a significant driver towards the legalization of sports betting across the United States, the legalization of sports betting is a matter of state law and, as such, depends on state legislatures adopting statutes and regulations permitting sports betting. The applicable impairments we recognized in 2019 were caused by a lower than expected number of states adopting statutes and regulations legalizing betting as compared to the expectations of management at the time of the court’s ruling.
For the year ended December 31, 2021, we did not recognize any impairment on intangible assets.
Impairment loss on trade receivables, contract assets and other financial assets
Impairment loss on trade receivables, contract assets and other financial assets consists primarily of impairment on loans granted by us to clients and management and the provision for expected credit losses in respect of trade receivables and contract assets. For the year ended December 31, 2021, we recognized an impairment on loans granted to clients and an accretion to the provision for expected credit losses in respect of trade receivables and contract assets totaling €6.0 million.
Share of loss of equity-accounted investees
Share of loss of equity-accounted investees consists primarily of our share of the results of operations of associates and joint ventures over which we have significant influence but not control or joint control.
Loss from loss of control of subsidiary
Loss from loss of control of subsidiary represents the loss of control in NSoft d.o.o. (“NSoft”) as a result of the expiration of the option to purchase an additional 11% of its remaining shares in March 2019. For the year ended December 31, 2021, we did not recognize any loss from loss of control of subsidiary.
Finance income
Finance income consists primarily of interest income from loans and bank accounts.
Finance costs
Finance costs consist primarily of interest expense on license payables fees and loans and borrowings.
Segments
We manage and report operating results through the following three reportable segments:

•
RoW Betting (59% of 2019 revenue, 58% of 2020 revenue and 55% of our 2021 revenue): The RoW Betting segment includes customers located outside the United States, including the United Kingdom, Malta and Switzerland, and represents revenue generated from betting and gaming solutions.

•
RoW AV (27% of 2019 revenue, 26% of 2020 revenue and 25% of our 2021 revenue): The RoW AV segment represents revenue generated from live streaming solutions for online, mobile and retail sports betting from customers outside the United States.

•
United States (6% of 2019 revenue, 8% of 2020 revenue and 13% of our 2021 revenue): The United States segment represents revenue generated from sports entertainment, betting and gaming in the United States.

	Segment Revenue			Segment Adjusted EBITDA
	Years Ended December 31,			Years Ended December 31,
	2019	2020	2021	2019	2020	2021
	(in thousands)
RoW Betting	€224,734	€234,991	€309,357	€129,233	€118,676	€176,987
RoW AV	102,740	105,892	140,162	25,724	26,759	39,246
United States	22,869	34,407	71,700	(40,095)	(16,373)	(22,625)
Other	30,060	29,634	39,983	(1,516)	(1,383)	(5,746)

Total	€380,403	€404,924	€561,202	€113,346	€127,679	€187,862

Unallocated corporate expense(1)				(50,153)	(50,811)	(85,849)
Adjusted EBITDA(2)				€63,193	€76,868	102,013

Profit for the Year				€11,665	€14,806	€12,787

(1)	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
(2)
Adjusted EBITDA is a
non-IFRS
financial measure and a reconciliation from profit for the year, its most directly comparable IFRS measure, is included in “
Non-IFRS
and Other Financial and Other Operating Metrics
” together with an explanation of why we consider Adjusted EBITDA useful.

Comparison of Results for the Fiscal Years Ended December 31, 2019, 2020 and 2021
The following table sets forth the consolidated statements of profit or loss in Euros and as a percentage of revenue for the periods presented.

	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021	€ change 2020-21	% change
	(in thousands)	(in thousands)	(in thousands)
Revenue	€380,403	€404,924	€561,202	€156,278	38.6%
Purchased services and licenses (excluding depreciation and amortization)	(61,395)	(89,307)	(119,426)	(30,119)	(33.7)%
Internally-developed software cost capitalized	7,863	6,093	11,794	5,701	93.6%
Personnel expenses	(119,078)	(121,286)	(183,820)	(62,534)	(51.6)%
Other operating expenses	(46,727)	(41,339)	(87,308)	(45,969)	(111.2)%
Depreciation and amortization	(112,803)	(106,229)	(129,375)	(23,146)	(21.8)%
Impairment of intangible assets	(39,482)	(26,184)	—	26,184	100%
Impairment loss on trade receivables, contract assets and other financial assets	(5,303)	(4,645)	(5,952)	(1,307)	(28.1)%
Impairment of equity-accounted investee	—	(4,578)	—	4,578	100%
Share of loss of equity-accounted investees	(235)	(989)	(1,485)	(496)	(50.2)%
Loss from loss of control of subsidiary	(2,825)	—	—	—	—
Foreign currency gains/(losses)-net	(1,535)	13,806	5,437	(8,369)	(60.6)%
Finance income	4,334	8,517	5,297	(3,220)	(37.8)%
Finance costs	(13,462)	(16,658)	(32,540)	(15,882)	(95.3)%

Net (loss) / income before tax	(10,245)	22,125	23,824	1,699	7.7%
Income tax benefit (expense)	21,910	(7,319)	(11,037)	(3.718)	(50.8)%

Profit for the year	€11,665	14,806	12,787	(2,019)	(13.6)%

Revenue
Revenue was €561.2 million for the year ended December 31, 2021, an increase of €156.3 million, or 38.6%, compared to €404.9 million for the year ended December 31, 2020. This increase was driven by MBS growth of €33.4 million as a result of strong performance in MTS, which made up €31.2 million of the increase. This was largely driven by consistent incremental improvements leading MTS to grow into a provider of services for small businesses and start-ups
to large bookmakers, resulting in continuous growth of revenue per customer. Betting data/Betting entertainment tools growth of €44.0 million was partially due to
COVID-19
impacts in 2020, which led to package and price reductions. The increase in revenue was also the result of United States revenue growth of €37.3 million driven by expanding U.S. betting markets as a result of the continuing liberalization occurring in U.S. states. The growth of €34.3 million in RoW AV was driven by increased revenue from existing customers related to closed long-term deals as well as the recovery from
COVID-19
impacts in 2020.
The following table sets forth our revenue components for the periods presented.

	Years Ended December 31,
	2019	2020	2021
	(in thousands)
Betting data / Betting entertainment tools	€176,041	€170,044	€214,034
MBS	34,068	46,604	79,966
Virtual Gaming and e-Sports	14,625	18,343	15,357

RoW Betting revenue	224,734	234,991	309,357
RoW AV revenue	102,740	105,892	140,162
Other revenue	30,060	29,634	39,983

RoW revenue	357,534	370,517	489,502
United States revenue	22,869	34,407	71,700

Total Revenue	€380,403	€404,924	€561,202

Purchased services and licenses (excluding depreciation and amortization)
Purchased services and licenses (excluding depreciation and amortization) were €119.4 million for the year ended December 31, 2021, an increase of €30.1 million, or 33.7%, compared to €89.3 million for the year ended December 31, 2020. This increase was primarily driven by increased production costs of €7.3 million, increased consultancy fees of €8.6 million and increased Ad:s costs and operational fees of €5.8 million.
Internally-developed software cost capitalized
Internally-developed software cost capitalized was €11.8 million for the year ended December 31, 2021, an increase of €5.7 million, or 93.6%, compared to €6.1 million for the year ended December 31, 2020. This increase was primarily driven by certain software development projects that were put on hold due to reduced working hours in the second quarter of 2020 related to
COVID-19
and resumed in the year ended December 31, 2021.
Personnel expenses
Personnel expenses were €183.8 million for the year ended December 31, 2021, an increase of €62.5 million, or 51.6%, compared to €121.3 million for the year ended December 31, 2020. This increase was primarily driven by share-based payment expenses of €12.9 million, growth in our workforce and cost reductions in 2020 due to reduced working hours in relation to
COVID-19.

Other operating expenses
Other operating expenses were €87.3 million for the year ended December 31, 2021, an increase of €46.0 million, or 111.2%, compared to €41.3 million for the year ended December 31, 2020. This increase was primarily driven by increased legal and consultancy costs of €31.0 million incurred in connection with the IPO, an increase of administrative software license costs of €4.4 million and an increase of telecommunication and IT expenses of €4.5 million.
Depreciation and amortization
Depreciation and amortization were €129.4 million for the year ended December 31, 2021, an increase of €23.1 million, or 21.8%, compared to €106.2 million for the year ended December 31, 2020. This increase was primarily driven by higher amortization of sports rights in the amount of €13.7 million, resulting from reductions on license payments because of suspended or cancelled sports events resulting from the
COVID-19
pandemic in 2020, and increased amortization of intangible assets acquired through business combinations of €6.2 million.
Impairment of intangible assets
There was no impairment of intangible assets for the year ended December 31, 2021 compared to €26.1 million for the year ended December 31, 2020, which consisted of impairments of €13.2 million of NBA license rights, €10.4 million of goodwill of CGU Sports Media US and €2.6 million with respect to NFL license rights.
Impairment loss on trade receivables, contract assets and other financial assets
Impairment loss on trade receivables, contract assets and other financial assets was €6.0 million for the year ended December 31, 2021, an increase of €1.4 million, or 28.1%, compared to €4.6 million for the year ended December 31, 2020, which consisted of €2.9 million provision charge on expected credit losses on trade receivables and contract assets and €1.7 million impairment on loan receivables granted by us to business partners. In 2021, the impairment loss on trade receivables consisted primarily of €5.9 million on loan receivables from business partners.
Impairment of equity-accounted investee
For the year ended December 31, 2021, we did not recognize any impairment of equity-accounted investees. Impairment of equity-accounted investee was €4.6 million for the year ended December 31, 2020 and was recorded in connection with the impairment over the Company’s equity investment in NSoft.
Foreign currency gains/(losses) - net
Foreign currency gains/(losses) – net was €5.4 million for the year ended December 31, 2021, a decrease of €8.4 million, or 60.6%, compared to €13.8 million for the year ended December 31, 2020. This decrease was primarily driven by increased foreign exchange losses, resulting from the development of U.S. dollars to Euros foreign currency exchange rate on trade payables denominated in U.S. dollars. A significant partof the foreign currency gains/(losses) - net, was the foreign currency gain on our cash equivalents in the amount of €20.2 million, which we included in the reconciliation of our Adjusted Free Cash Flow.
Finance income
Finance income was €5.3 million for the year ended December 31, 2021, a decrease of €3.2 million, or 37.8%, compared to €8.5 million for the year ended December 31, 2020. This decrease was primarily driven by lower interest income from Slam InvestCo S.a.r.l, due to the Reorganization Transactions being fully consolidated following the closing of our IPO.

Finance costs
Finance costs was €32.5 million for the year ended December 31, 2021, an increase of €15.9 million, or 95.3%, compared to €16.7 million for the year ended December 31, 2020. This increase was primarily driven by increased interest rates and increased loans and borrowings of €12.5 million year-over-year.
Income tax benefit (expense)
Income tax expense of €11.0 million for the year ended December 31, 2021, an increase of €3.7 million, or 50.8%, compared to €7.3 million for the year ended December 31, 2020. The Company’s effective tax rate for the year ended December 31, 2021 was 46.3% compared to 33.1% for the year ended December 31, 2020. The main drivers for the increase were the share based compensation relating to the MPP share awards, awards granted to the sellers of Atrium, the participation certificates issued to a director of the Company, which are non-tax
deductible, and the effect of certain tax losses not being recognized as a deferred tax asset, as these entities are loss-making.
Recent Accounting Pronouncements
Recently issued and adopted accounting pronouncements are described in Note 2—New and amended standards and interpretations, to our consolidated financial statements included elsewhere in this Annual Report. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions.
JOBS Act
We are an emerging growth company, as defined in the JOBS Act. We rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form
20-F,
and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).
B. Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, future acquisitions and general corporate purposes, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to sports rights fees and scouting costs, as well as compensation and benefits of our employees. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.
Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities and from proceeds of issuances of equity. As of December 31, 2020 and 2021, we had cash of €385.5 million and €742.8 million, respectively. Our cash consists of cash in bank accounts and highly liquid investments. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.
Any future financing requirements will depend on many factors including our growth rate, revenue, and the timing and extent of spending to support our business and acquisitions. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the widespread
COVID-19
pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.
Borrowings
On September 24, 2018, we entered into a credit facility with UBS Switzerland AG and ING Bank (the “Prior Credit Facility”) that provided for term loan facilities of (i) a senior amortizing term loan facility of up to €60.0 million, (ii) a senior non-amortizing term
loan facility of up to €90.0 million and (iii) an acquisition term loan facility of up to €100.0 million, and a revolving credit facility of up to €50.0 million of borrowings to be used for general corporate and working capital purposes. In September 2020, we reached an agreement with the lender syndicate to amend the covenants of the Prior Credit Facility from September 2020 onwards. As of December 31, 2019, €150.0 million was remaining for withdrawal under the Prior Credit Facility for permitted acquisitions and general corporate and working capital purposes.
In November 2020, we replaced the Prior Credit Facility by entering into a Credit Agreement with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan AG (as Agent) and Lucid Trustee Services Limited (as Security Agent) that provided a €420.0 million senior secured term loan facility repayable in seven years (the “Term Loan Facility” or “Facility B”) and a €110.0 million multicurrency senior secured revolving credit facility repayable on the last day of the relevant interest period of that loan (the “RCF”). As of December 31, 2021, we had €420.0 million drawn under the Term Loan Facility and €110.0 million available but not drawn under the RCF. Our wholly-owned subsidiary, Sportradar Management Ltd., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.
Borrowings under Facility B bear interest at an annual rate equal to 4.25% and as from October 1, 2021 are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50
Borrowings under the RCF bear interest at an annual rate of 3.75% per annum and as from October 1, 2021 are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75
For the fully drawn Term Loan Facility, borrowings bear interest at floating interest rate of EURIBOR plus a margin of currently 350 base points. The applicable margin is determined based on the senior secured net leverage ratio of the Company. For the unutilized RCF, a commitment fee is payable of currently 0.825% which is 30% of the applicable margin for the RCF. The applicable margin for the RCF is currently 2.75% per annum and is also determined based on the senior secured net leverage ratio of the Company.
The Credit Agreement contains customary covenants that, among other things, restricts the borrower and its subsidiaries ability to:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	make investments, loans and advances;

•	pay dividends and distributions and repurchase capital stock;

•	sell assets and subsidiary stock;

•	engage in certain transactions with affiliates; and

•	make prepayments on junior indebtedness.
The Credit Agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the borrower to ensure that the senior secured net leverage ratio will not exceed 8.50:1. Additionally, the Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders are entitled to take various actions, including the acceleration of amounts due and the exercise of the available remedies under the Credit Agreement.
Equity
For the year ended December 31, 2021, our shareholders’ equity increased by €571.5 million to €738.8 million, compared to shareholders’ equity of €167.3 million for the year ended December 31, 2020. This is mainly due to the issuances of new Class A ordinary shares of €546.6 million, certain grants to sport rights holders of €63.3 million and the total comprehensive income for the year 2021 of €27.4 million, offset by the decreasing effect on equity of €100.1 million in connection with the Reorganization Transactions.
Capital Expenditures
Our capital expenditures consist primarily of payments for capitalized sports rights and capitalized personnel expenditures for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2021 were €130.8 million.
For additional information regarding our contractual commitments and contingencies, see Note 27 to our consolidated financial statements, which are included elsewhere in this Annual Report.
Cash Flows
The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2019	2020	2021
	(in millions)
Net cash from operating activities	€146.0	€151.3	€132.2
Net cash used in investing activities	(114.3)	(98.1)	(333.8)
Net cash (used in) / from financing activities	(4.7)	274.5	539.8

Net cash from operating activities
Net cash from operating activities was €132.2 million for the year ended December 31, 2021, a decrease of €19.1 million, from €151.3 million for the year ended December 31, 2020. This decrease was mainly due to a negative impact in working capital movement of €34.4 million.
Net cash used in investing activities
Net cash used in investing activities was €333.8 million for the year ended December 31, 2021, an increase of €235.7 million, from €98.1 million for the year ended December 31, 2020. This increase was mainly due to acquisitions and contribution to equity-accounted investees of €196.4 million, an increase in purchase of property and equipment of €3.9 million and acquisitions in intangible assets of €32.9 million.
Net cash (used in) / from financing activities
Net cash from financing activities was €539.8 million for the year ended December 31, 2021, an increase of €265.3 million, from €274.5 million for the year ended December 31, 2020. This increase was mainly due to €556.6 million of proceeds from the issuance of new Class A ordinary shares, offset by the transaction costs related to this issuance of new shares of €10.0 million.
C. Research and Development, Patents and Licenses
Sportradar continues to make substantial investments in research and development in key areas of technology and innovation. Our approximately 800 engineers consist of teams with significant domain knowledge and expertise in sports data and media and are located in key hubs in Poland, Norway, Slovenia, Austria, the United Kingdom, and the United States with presence in Singapore. Sportradar’s Engineering capability is organized in tribes (comparable to what is commonly referred to as the Spotify model). The tribes are aligned to business domains and work to deliver new strategic features and capabilities for Sportradar as well as supporting the existing product suite. Sportradar operates a ‘hub and spoke’ governance model so that decisions are taken as close to the context of the problem as possible.
Our primary focus is on both the development of existing and new innovations in several areas such as automated data processing and enrichment using artificial intelligence, machine learning and computer vision that leverages our unique data assets. In addition, we continue to evolve our products and services to enhance value to our customers including optimizing our platforms to provide rapid data ingestion with low latency and developing innovative products such as simulated reality technologies.
D. Trend Information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates are described in Note 2, Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Executive Officers and Board Members
The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Carsten Koerl	57	Chief Executive Officer and Director
Alexander Gersh	57	Chief Financial Officer
Eduard H. Blonk	51	Chief Commercial Officer
Ben Burdsall	49	Chief Technology Officer
Ulrich Harmuth	45	Chief Strategy Officer
Lynn S. McCreary	62	Chief Legal Officer
Non-Employee Board Members
Jeffery W. Yabuki	62	Chairman
Deirdre Bigley	57	Director
John A. Doran	43	Director
George Fleet	52	Director
Hafiz Lalani	42	Director
Charles J. Robel	72	Director
Marc Walder	56	Director
Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Sportradar, Feldlistrasse 2,
CH-9000
St. Gallen, Switzerland.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Carsten Koerl
has served as our Founder and Chief Executive Officer since our founding in 2001. Mr. Koerl also serves as Group Chief Executive Officer of Sports Statistics and Information Systems Ltd, a subsidiary of Sportradar. Prior to founding Sportradar, Mr. Koerl held a number of management positions within the software development and gaming industry, including betandwin Interactive Entertainment AG, an online betting company, which he founded in 1997. He holds a Master of Electronic and Microprocessor Engineering degree from the University for Applied Sciences in Konstanz. We believe Mr. Koerl’s experience and insight, as well as his deep knowledge of Sportradar, gained through service as our Chief Executive Officer, make him well qualified to serve as a member of our board of directors.
Alexander Gersh
has served as our Chief Financial Officer since July 2020. Prior to joining Sportradar, Mr. Gersh served as Chief Financial Officer and a member of the board of directors of Cazoo Ltd, an online only automotive retail start up, from May 2019 to June 2020, and Chief Financial Officer of Betfair PLC and after the applicable merger, Paddy Power Betfair PLC, a sports betting and gaming company, from December 2012 to October 2018. Mr. Gersh has also served on the boards of directors of various companies in the retail and sports-betting industries, including The Restaurant Group since February 2020, Moss Bros Group PLC from June 2017 to July 2020, Paddy Power Betfair PLC from February 2016 to September 2018 and Betfair Group Ltd from December 2012 to February 2016. He also served on the Audit and Remuneration Committees of Moss Bros Group PLC from 2017 to 2020. Mr. Gersh holds a Bachelor of Science in Accounting from the City University of New York, Baruch College, and is a Certified Public Accountant in the state of New York.
Eduard H. Blonk
has served as our Chief Commercial Officer since December 2020. Prior to that, Mr. Blonk served as the Managing Director for Sportradar Solutions LLC from February to November 2020. Mr. Blonk has also served as Sole Director, President, Vice President, Secretary and Treasurer of our subsidiary, Sportradar Americas Inc. since February 2020, Managing Director of our subsidiary, Sportradar US LLC since February 2020, and as Managing Director of Global Sales from March 2015 to November 2020. Mr. Blonk holds a Bachelor of Electrical Engineering and Business Economics degree from the Hague University of Applied Sciences.
Ben Burdsall
has served as our Chief Technology Officer since January 2019. Prior to joining Sportradar, Mr. Burdsall served as Chief Engineer and Chief Technology Officer of eCommerce at Worldpay from September 2014 to December 2018. Mr. Burdsall also served as a member of the board of directors of The Consultant Practice LTD from June 2014 to June 2018. Mr. Burdsall is a Chartered Engineer in the Institute of Engineering and Technology and recognized as a lead inventor for Patent. Mr. Burdsall holds a Master of Engineering in Computer Systems Engineering from the University of Bristol and a Master’s Degree in Artificial Intelligence and Image Process from ENST de Bretagne.
Ulrich Harmuth
has served as our Chief Strategy Officer since December 2020. Prior to that, Mr. Harmuth served as our Managing Director of Digital and Managing Director of Corporate Development from March 2013 to December 2020. Prior to joining Sportradar, Mr. Harmuth served as a Private Equity Investment Advisor at EQT Partners from May 2011 to February 2013. Mr. Harmuth has also served on the boards of directors of various companies, including our subsidiaries, Datacentric, Sportradar US and Sportradar India. Mr. Harmuth holds a Bachelor of Civil Engineering degree from the Technical University Karlsruhe and a Master’s degree in Civil Engineering from the University of Wuppertal, as well as a Master of Business Administration degree from INSEAD.
Lynn S. McCreary
has served as our Chief Legal Officer since June 2021. Prior to joining Sportradar, Ms. McCreary served as Chief Legal Officer, Chief Ethics and Compliance Officer and Corporate Secretary at Fiserv, Inc. a global fintech and payments company, from July 2013 to March 2021, serving as the company’s Deputy General Counsel from March 2010 to July 2013 and was a partner at Bryan Cave LLP from January 2003 to March 2010. Ms. McCreary has served on the board of directors of NMI Holdings, Inc. since May 2019, is on the Risk Committee, and is the Chairman of the Nominating and Governance Committee. Ms. McCreary holds a Bachelors of Arts degree from Western New England University and a Juris Doctor degree from Washburn University School of Law.
Non-Employee
Board Members
The following is a brief summary of the business experience of our non-employee
board members.
Jeffery W. Yabuki
has served as the Chairman of our board of directors since January 2021. Mr. Yabuki is currently Chairman of Motive Partners, a specialist private equity firm focused on control-oriented growth equity and buyout investments in global fintech. He joined the firm in September 2021 and currently chairs its Investment Committee and Global Advisory Council. Previously, Mr. Yabuki served as the Executive Chairman of Fiserv, Inc., a global leader in financial services and payments technology, from July 2019 to December 2020. Mr. Yabuki was also the Chief Executive Officer from December 2005 to July 2020. Before joining Fiserv, Mr. Yabuki spent six years at H&R Block where he was the Chief Operating Officer. He also held various leadership roles at American Express for 12 years. Mr. Yabuki currently serves as a member of the board of directors of Royal Bank of Canada, Ixonia Bancshares, Inc. and SentinelOne, Inc. Mr. Yabuki holds a Bachelor of Science degree in accounting from California State University, Los Angeles, and was formerly a Certified Public Accountant in the states of California and Minnesota. We believe Mr. Yabuki’s extensive public company board and leadership experience makes him well-qualified to serve as the Chairman of our board of directors.
Deirdre Bigley
has served as a member of our board of directors since April 2021. Ms. Bigley served as the Chief Marketing Officer of Bloomberg LP, a financial services company, since September 2009. Ms. Bigley has also served as a member of the board of directors of various other public companies. Since May 2016, she has served as a member of the board of directors and the Chair of the Compensation Committee, and member of the Nominating and Governance Committee of Shutterstock. Since November 2017 she has served as a member of the board of directors and a member of the Compensation, Nominating, Governance and Audit Committees of Wix.com. Since April 2021, she has served as a member of the board of directors and a member of the Audit Committee of Taboola. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.
John A. Doran
has served as member of our board of directors since October 2018. Mr. Doran joined TCV in 2012 and serves as a General Partner. Mr. Doran currently serves on the board of directors of Believe, Mambu, Flixbus, RELEX Solutions, SuperVista AG, The Pracuj Group, and World Remit and led TCV’s investments in Revolut, Klarna, and Mollie. Mr. Doran holds a Bachelor of Arts in Economics from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Doran’s expertise in the software, internet and financial technology industries, as well as his knowledge in finance, make him well-qualified to serve as a member of our board of directors.
George Fleet
has served as member of our board of directors since December 2018. Mr. Fleet founded Benella & Co. Limited in December 2017 and has served as a member of its board of directors since its founding. Mr. Fleet previously served as a member of the board of directors of multiple affiliates of McQueen Limited. from September 2006 to September 2015. Mr. Fleet has also served as Head of Advisory and Managing Director at Canaccord Genuity Limited since November 2018, where he served as a member of the New Business and Executive Committees and led the coverage of the gaming and leisure sector. From September 2015 to February 2018, Mr. Fleet served as Managing Director of Houlihan Lokey. Prior to that, he served as Director of McQueen Ltd. from March 2003 to September 2015. Mr. Fleet is also a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Fleet holds a Bachelor of Arts in Economics from University of Leeds. We believe Mr. Fleet’s profound experience in investment banking, with particular focus in complex public and private acquisitions, mergers and dispositions and the betting and gaming sector, make him well-qualified to serve as a member of our board of directors.
Hafiz Lalani
has served as member of our board of directors since October 2018. Mr. Lalani serves as Managing Director and Head of Europe for the Direct Private Equity group of CPP Investments based in London, United Kingdom, and has been with the firm since February 2006. Prior to joining CPP Investments, Mr. Lalani worked in the Technology investment banking group at CIBC World Markets from March 2004 to January 2006. Mr. Lalani has also served on the board of directors of various companies, including Visma AS since September 2020, GlobalLogic between April 2017 and July 2021, Hotelbeds between September 2016 and December 2020 and AWAS between 2010 and 2017. Mr. Lalani holds a Bachelor of Commerce from Queen’s University and is a CFA Charterholder. We believe Mr. Lalani’s extensive investment and leadership experience, as well as his knowledge and insight into the governance of a public company, make him well qualified to serve as a member of our board of directors.
Charles J. Robel
has served as a member of our board of directors since January 2021. Mr. Robel has served on the board of directors of GoDaddy, a domain name registrar and web hosting provider for consumers and small businesses, since 2008 and he is currently its Chairman and a member of its Corporate Governance and Nominating Committee and the Audit Committee. He also serves as a member of the board of directors of Sumo Logic, a data analytics platform company, since 2018 and he is also the Chairman of the Audit Committee and a member of its Corporate Governance and Nominating Committee. In addition, he has served on the board of directors of DataRobot, a machine learning platform company, since October 2020 where he is the Chairman of the Audit Committee, and as the Lead Director for AppDynamics, a software company, from April 2014 to March 2017. Mr. Robel also served as a member of the boards of directors and Chairman of the Audit Committees of Palo Alto Networks, Blue Coat, Borland, Adaptec, Jive Software, Model N and DemandTec. Mr. Robel graduated from Arizona State University in 1971 and was inducted into the WP Carey School of Business Hall of Fame at his alma mater in 2014. Mr. Robel began his career in 1974 at PricewaterhouseCoopers LLP. We believe Mr. Robel’s extensive knowledge in the technology industry, with both public and private companies, his financial expertise, and his service as a director at numerous companies, make him well qualified to serve as a member of our board of directors.
Marc Walder
has served as a member of our board of directors since May 2015. Since April 2012, Mr. Walder has been the Chief Executive Officer and Managing Partner of Ringier AG, a Swiss headquartered international Media & Tech company. Previously, Mr. Walder served as the Chief Executive Officer of the Swiss subsidiary of Ringier AG from September 2008 to April 2012, and prior to that, as
Editor-in-Chief
of Schweizer Illustrierte,
Editor-in-Chief
of SonntagsBlick, and Head of the sports desk of the Blick Group. He also serves on several boards of directors, including as Chairman of Admeira AG, Ringier Sports AG and Ringier Africa AG, as Vice Chairman of Ticketcorner AG and Ringier Axel Springer Schweiz AG, and as member of the board of directors of SMG Swiss Marketplace Group, JobCloud AG and Grupa Ringier Axel Springer Polska AG. He is the founder of the digitalswitzerland initiative, which brings together more than 225 of the largest Swiss companies and institutions to promote digital development and the digital transformation of Switzerland. Mr. Walder holds a Diploma of Economy from the AKAD Business School in Zurich and a Diploma of Journalism from the Ringier School of Journalism. In 2019, Mr. Walder was awarded the honorary prize, Digital Economy Ambassador, in recognition of his commitment to the Swiss economy and the information and communication technology industry. We believe Mr. Walder’s knowledge and experience in leadership positions within the media and technology industries make him well-qualified to serve as a member of our board of directors.
B. Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2021, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.
2021 Executive Officer and Board Member Compensation
In 2021, we incentivized our executive officers to attain short-term company and individual performance goals in the form of annual cash bonuses specific to each officer and desired results. Each officer had an annual target bonus for 2021 expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2021 were generally based on a Company-wide financial Adjusted EBITDA metrics and individual contributions and were determined by our remuneration committee.
The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2021 was CHF 6.5 million (or $7.1 million using an exchange rate of $0.91, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2021), which is an aggregate amount that includes any salary, bonuses, equity compensation and applicable social security and pension contributions.
Executive Officer and Board Member Employment Arrangements
We and our subsidiaries have entered into written employment agreements with each of our executive officers. Certain of these agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer. These agreements also contain customary provisions regarding non-competition,
confidentiality of information and assignment of inventions.

Equity Incentive Programs
Management Participation Program
Prior to our IPO, certain of our directors and executive officers participated in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG on a leveraged basis through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP.
Prior to our IPO, shares of MPP Co held by MPP participants were generally non-transferable other
than via a call right triggered by the occurrence of specific circumstances set forth in the MPP plan as “Leaver” events (i.e., “Good” Leaver, “Intermediate” Leaver, and “Bad” Leaver events). In connection with our IPO, MPP Co became a subsidiary of Sportradar and MPP participants contributed their MPP Co shares to Sportradar, in exchange for receiving Class A ordinary shares. A portion of the shares received were not subject to repurchase by the Company and a portion of which remained subject to repurchase upon a termination of employment in certain circumstances. These repurchase provisions generally provided for the repurchase restrictions to lapse as to 35% of each participant’s Class A ordinary shares immediately upon the consummation of our IPO and for the repurchase restrictions on the remaining 65% to lapse in three equal installments on each of December 31, 2022, 2023 and 2024. If a participant terminates employment with us under circumstances not most aligned with furthering the Company’s best interests (generally, referenced in the MPP Plan as “Intermediate” Leaver and/or “Bad” Leaver events) prior to vesting, the participant’s shares will be subject to repurchase, at the election of the Company, for an amount equal to the excess, if any, of the amount such participant paid for his or her MPP Co shares under the MPP over the sum of the value previously received by such participant in respect of his or her participation in the MPP. The Company may or may not choose to exercise such repurchase right, depending on the circumstances of the participant’s termination of employment or service. If a participant terminates employment or service under circumstances most aligned with furthering the Company’s best interest (generally, referenced in the MPP Plan as “Good” Leaver), the repurchase restrictions on his or her shares will fully lapse and the shares will not be subject to repurchase. Shares received by the MPP participants in exchange for their MPP Co shares were not issued pursuant to (and did not reduce the number of shares available for issuance under) our 2021 Plan, which is described below.
The following table identifies the amount of Class A ordinary shares received pursuant to the MPP by the directors and executive officers who participated in the MPP.

Name	Class A Ordinary Shares Received Pursuant to MPP
Executive Officers
Carsten Koerl	—
Alexander Gersh	451,665
Eduard H. Blonk	225,833
Ben Burdsall	302,596
Ulrich Harmuth	451,665
Lynn S. McCreary	—
Non-Employee Board Members
Jeffery W. Yabuki	370,602
Deirdre Bigley	—
John A. Doran	—
George Fleet	112,901
Hafiz Lalani	—
Charles J. Robel	451,665
Marc Walder	225,833
All Other MPP Participants	6,973,704

Phantom Option Plan
In addition to the MPP, we maintained for certain key employees who are not executive officers or directors, a Phantom Option Plan (the “POP”), under which participants were entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. In connection with our IPO, outstanding awards under the POP were converted into restricted stock units granted under our 2021 Plan, which is described below.
Omnibus Stock Plan – the 2021 Plan
We adopted and our shareholders approved, in a consultative vote, the Sportradar Group AG Omnibus Stock Plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible individuals in order to attract, retain and motivate the persons who make important contributions to us and our subsidiaries. Deirdre Bigley and Lynn McCreary are the only board members and/or executive officers who participated in the 2021 Plan as of December 31, 2021. Ms. Bigley received a grant of 6,481 Restricted Stock Units (RSUs) on September 29, 2021. Ms. McCreary received a grant of 33,513 stock options on September 13, 2021 and 12,963 RSUs on September 29, 2021. Ms. Bigley’s award vests on the one-year
anniversary of our IPO and Ms. McCreary’s awards vest in annual installments over three years following the date of our IPO, subject to acceleration upon termination of service in certain circumstances. The following summarizes the salient terms of the 2021 Plan:
Eligibility and Administration
Our employees, consultants and directors, and employees and consultants of our subsidiaries, are eligible to receive awards under the 2021 Plan. The 2021 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2021 Plan, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible individuals receive awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.
Shares Available for Awards
We initially reserved an aggregate of 29,239,091 Class A ordinary shares for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan.
If an award under the 2021 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will, as applicable, become or again be available for new grants under the 2021 Plan. Awards granted under the 2021 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options.
Awards
The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, restricted stock units (“RSUs”), and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. (as defined below under the heading — Material U.S. Federal Income Tax Considerations for U.S. Holders). All awards under the 2021 Plan will be set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following is a brief description of each award type under the 2021 Plan:

•
Stock Options and SARs
. Stock options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders).

•
Restricted Stock and RSUs.
 Restricted stock is an award of nontransferable shares of our Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.

•
Other Stock or Cash Based Awards.
 Other stock or cash-based awards are awards of cash, fully vested shares of our Class A ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A ordinary shares or other property. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria
The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based
compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales or placement-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges
or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.
Certain Transactions
In connection with certain corporate transactions and events affecting our Class A ordinary shares, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2021 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes canceling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2021 Plan and replacing or terminating awards under the 2021 Plan. In addition, in the event of certain non-reciprocal transactions
with our stockholders, the plan administrator will make equitable adjustments to awards outstanding under the 2021 Plan as it deems appropriate to reflect the transaction.
Plan Amendment and Termination
Our board of directors may amend or terminate the 2021 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2021 Plan, may materially and adversely affect an award outstanding under the 2021 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator may and shall have the right to, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share. The 2021 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by our board of directors. No awards may be granted under the 2021 Plan after its termination.
Claw-Back Provisions, Transferability and Participant Payments
All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except
by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

See also “
Description of Share Capital and Articles of Association
—
Principles of the Compensation of the Board of Directors and the Executive Management
.”
Employee Share Purchase Plan
In connection with our IPO, we adopted, and our shareholders approved, in a consultative vote, the 2021 Employee Share Purchase Plan (“ESPP”). The ESPP authorizes (1) the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified
under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with
non-U.S.
laws and other considerations.
To ensure we had the ability to implement the ESPP in 2021, we obtained approval and a total of 5,912,794 Class A ordinary shares was initially reserved for issuance under the ESPP. We determined, however, it was not strategically necessary to implement the ESPP in 2021. As such, no directors or executive officers received any grants under the ESPP in 2021.
Insurance and Indemnification
To the extent permitted under Swiss law, our Articles contain provisions governing the indemnification of the members of our board of directors and of our executive management and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties. Indemnification of other controlling persons is not permitted under Swiss law, including shareholders of the corporation.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
C. Board Practices
Composition of our Board of Directors
Our Articles provide that our board of directors shall consist of one or several directors.
The members of our board of directors, the Chairman as well as the members of the Compensation Committee are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each
member of the board of directors must be elected individually.
Our board of directors currently consists of eight members. Our board has determined that Jeffrey W. Yabuki, Deirdre Bigley, John A. Doran, George Fleet, Hafiz Lalani, Charles J. Robel and Marc Walder do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the Nasdaq rules. There are no family relationships among any of our directors or executive officers.
Board Committee Composition
The board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees is governed by a charter that is available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report.

Audit Committee
The audit committee, which consists of George Fleet, Charles J. Robel and Jeffery W. Yabuki, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Charles J. Robel serves as Chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Charles J. Robel is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that George Fleet, Charles J. Robel and Jeffery W. Yabuki satisfy the “independence” requirements set forth in
Rule 10A-3 under
the Exchange Act.
The audit committee is responsible for:

•	selecting and recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the supervision, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by the independent auditor before the independent auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence;

•
reviewing and discussing with the board and the independent auditor our annual audited financial statements and any quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•
reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;

•	overseeing enterprise risk management policies and guidelines;

•	reviewing material legal issues and matters affecting the Company;

•	establishing procedures for the treatment of financial whistleblower and similar submissions; and

•	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.
The audit committee meets as often as one or more members of the audit committee deem necessary, but, in any event, will meet at least four times per year. The audit committee will meet at least once per year with our independent auditor, without our executive officers being present.
Compensation Committee
The compensation committee, which consists of Deirdre Bigley, John A. Doran, Hafiz Lalani and Marc Walder assists the board in establishing and reviewing the Company’s compensation philosophy and policy and determining executive officer compensation. Deirdre Bigley serves as Chairwoman of the committee. The committee recommends to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of compensation committee members meet these heightened standards. We are also subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (
Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften
) of November 20, 2013 (the “Compensation Ordinance”), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. In accordance with the Compensation Ordinance, the members of the compensation committee will be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and
the general meeting of

shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management, in each case commencing with our first annual general meeting of shareholders as a public company to be held on May 6, 2022.
The compensation committee is responsible for:

•	developing for Board approval a compensation philosophy consistent with the Articles;

•	administering the Company’s equity-based compensation plans;

•	recommending the compensation for our board members to the board of directors, for adoption at the general meeting of shareholders; and

•	making recommendations to the Board regarding executive officer compensation.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee, which consists of Deirdre Bigley, George Fleet, Hafiz Lalani and Marc Walder, assists our board in identifying individuals qualified to become (or be re-elected
as) members of our board consistent with criteria established by our board and in developing our corporate governance principles and guidelines. George Fleet serves as Chairman of the committee.
The nominating and corporate governance committee is responsible for:

•	identifying selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for election to the board and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•
developing and recommending to the board our rules governing the board, corporate governance guidelines, and Code of Business Conduct and Ethics and reviewing and reassessing the adequacy of such and recommending any proposed changes to the board;

•	overseeing an annual self-evaluation of the board, its committees, and management; and

•	overseeing the Company’s environmental, social and governance (“ESG”) program, policies and practices.
Duties of Board Members and Conflicts of Interest
The board of directors of a Swiss corporation manages the business of the company, unless responsibility for such management has been duly delegated to the executive officers based on organizational regulations. However, there are several non-transferable duties
of the board of directors:

•	the overall management of the company and the issuing of all necessary directives;

•	determination of the company’s organization;

•	the organization of the accounting, financial control and financial planning systems as required for management of the company;

•	the appointment and dismissal of persons entrusted with managing and representing the company;

•	overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, our Articles, operational regulations and directives;

•	compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and

•	process appropriate notifications in the event that the company is over-indebted.

The board of directors may, while retaining
such non-delegable and
inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or several of its members, managing directors, committees or third parties who need not be members of the board of directors or shareholders. Pursuant to Swiss law, details of the delegation must be set in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements.
Current Swiss law does not have a specific provision regarding conflicts of interest. However, Swiss law contains a provision that requires our directors and executive management to safeguard the corporation’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under like circumstances. The duty of loyalty requires that a director safeguard the interests of the corporation and requires that directors act in the interest of the corporation and, if necessary, put aside their own interests. If there is a risk of a conflict of interest, the board of directors must take appropriate measures to ensure that the interests of the corporation are duly taken into account. They must afford the shareholders equal treatment in equal circumstances.
Furthermore, Swiss law contains a provision under which payments made to any of the corporation’s shareholders or directors or any person related to any such shareholder or director, other than payments made at arm’s length, must be repaid to the corporation if such shareholder or director acted in bad faith.
Directors are personally liable to the corporation, its shareholders and creditors for damages resulting from an intentional or negligent breach of their duties as director of the corporation. The burden of proof for a violation of these duties is with the company or with the shareholder bringing a suit against the director.
Corporate Governance Practices and Foreign Private Issuer Status
For information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “
Corporate Governance
.”
D. Employees
As of December 31, 2021 and 2020, we had 2,959 and 2,366 permanent employees, respectively. As of December 31, 2021 and 2020, we had 341 and 83 contingent workers, respectively. The increase in permanent and contingent workers has supported the continued growth of Sportradar and has been as result of organic and inorganic growth, including the acquisitions of Atrium, Interact Sports and Fresh 8.
The table below sets out the number of FTEs (permanent full time and part time employees) by geography as of December 31, 2021:

Geography	As of December 31, 2021
EMEA/LATAM	2,033
APAC	446
North America	480

Total	2,959

The table below sets out the number of FTEs by category as of December 31, 2021:

Department	As of December 31, 2021
Sports Betting	1,497
Sports AV	164
US	103
Sports Other (1)	474
Corporate Functions (2)	721

Total	2,959

(1)	Sports Other includes Sports Integrity, Sports Rights Holder Services, ad:s, Anti-Doping Services and recently acquired companies.
(2)	Other FTEs includes departments such as Finance, Human Resources, Corporate Strategy, Legal and Sales.
We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
E. Share Ownership
For information regarding the share ownership of directors and officers, see Item 7.A. “
Major Shareholders and Related Party Transactions—Major Shareholders
.” For information as to our equity incentive plans, see Item 6.B. “
Director, Senior Management and Employees—Compensation—Incentive Programs
.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 11, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A or Class B ordinary shares;

•	each of our executive officers and our board of directors; and

•	all of our executive officers and our board of directors as a group.
The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 11, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The amounts and percentages are based upon 206,571,517 Class A ordinary shares outstanding and 903,670,701 Class B ordinary shares outstanding as of March 11, 2022.
Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse
2, CH-9000 St.
Gallen, Switzerland.

For further information regarding material transactions between us and principal shareholders, see Item 7.B. “
Major Shareholders and Related Party Transactions—Related Party Transactions
.”

Name of beneficial owner	Class A ordinary shares		Class B ordinary shares (1)		Combined voting power (2)
	Number	Percent	Number	Percent
5% or Greater Shareholders
Canada Pension Plan Investment Board (3)	97,607,178	47.3%	—	—	8.8%
TCV (4)	34,079,496	16.5%	—	—	3.1%
Radcliff SR I LLC (5)	15,265,392	7.4%	—	—	1.4%
Executive Officers and Board Members
Carsten Koerl (6)	3,500,000	1.7%	903,670,701	100%	81.7%
Alexander Gersh (7)	451,665	*	—	—	*
Eduard H. Blonk (8)	225,833	*	—	—	*
Ben Burdsall (9)	302,596	*	—	—	*
Ulrich Harmuth (10)	451,665	*	—	—	*
Lynn S. McCreary	—	—	—	—	—
Jeffery W. Yabuki (11)	478,507	*	—	—	*
Deirdre Bigley	—	—	—	—	—
John Doran (12)	34,079,496	16.5%	—	—	3.1%
George Fleet (13)	112,901	*	—	—	*
Hafiz Lalani	—	—	—	—	—
Charles Robel (14)	451,665	*	—	—	*
Marc Walder (15)	225,833	*	—	—	*
All executive officers and board members as a group (13 persons) (16)	40,280,161	19.5%	903,670,701	100%	85.0%

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)
The Class B ordinary shares are exchangeable for Class A ordinary shares on a ten-for-one
basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.

(2)
The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of March 11, 2022, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to one vote per share.

(3)
Based on information reported on a Schedule 13G filed on February 14, 2022, Canada Pension Plan Investment Board has shared voting and dispositive power over 97,607,178 of our Class A ordinary shares. These shares are held directly by Blackbird Holdco Ltd. (“Blackbird Holdco”), which is owned by CPP Investment Board Europe S.à r.l. (“CPP Europe”), Blackbird BV InvestCo S.à r.l. (“Blackbird BV”), 10868680 Canada Inc. (“10868680 Canada”) and TCV Luxco Sports S.à.r.l. Blackbird Holdco owns 131,501,490 of our Class A ordinary shares. CPP Europe is a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”), and indirectly owns 79,538,356 of our Class A ordinary shares through Blackbird Holdco, which represents the proportional interest of CPP Europe (and CPP Investments) in the Class A ordinary shares held by Blackbird Holdco. In addition, CPP Europe may be deemed to have voting and dispositive power in respect of 18,068,822 of our Class A ordinary shares held indirectly by Blackbird BV, and accordingly, CPP Investments may be deemed to beneficially own such Class A ordinary for purposes of Section 13(d) of the Exchange Act. 10868680 Canada has a nominal economic interest in Blackbird Holdco and Blackbird BV and has agreed not to vote or transfer any of its shares of Blackbird Holdco and Blackbird BV except as directed by CPP Investments and accordingly CPP Investments may be deemed to beneficially own such shares for purposes of Section 13(d) of the Exchange Act. The business addresses of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5, Canada.

(4)
Based on information reported on a Schedule 13G filed on February 14, 2022, Technology Crossover Management IX, Ltd. has shared voting power over 185,184 of our Class A ordinary shares and shared dispositive power over 34,079,496 of our Class A ordinary shares, Technology Crossover Management IX, L.P. has shared voting power over 176,744 of our Class A ordinary shares and shared dispositive power over 34,071,056 of our Class A ordinary shares, TCV Luxco Sports S.à.r.l. (“TCV Europe”) has shared voting and dispositive power over 33,894,312 of our Class A ordinary shares, TCV IX, L.P. has shared voting power over 108,727 of our Class A ordinary shares and shared dispositive power over 34,003,039 of our Class A ordinary shares, TCV IX (A), L.P. has shared voting and dispositive power over 30,679 of our Class A ordinary shares, TCV IX (B), L.P. has shared voting and dispositive power over 5,807 of our Class A ordinary shares, TCV Member Fund, L.P. has shared voting and dispositive power over 8,440 of our Class A ordinary shares, and TCV Sports, L.P. has shared voting and dispositive power over 31,531 of our Class A ordinary shares. Blackbird Holdco Ltd. (“Blackbird”) holds 131,501,490 of our Class A ordinary shares. TCV IX, L.P. holds 108,727 of our Class A ordinary shares, TCV IX (A), L.P. holds 30,679 of our Class A ordinary shares, TCV IX (B), L.P. holds 5,807 of our Class A ordinary shares, TCV Sports, L.P. holds 31,531 of our Class A ordinary shares and TCV Member Fund, L.P. holds 8,440 of our Class A ordinary shares. Blackbird is owned by CPP Investment Board Europe S.à r.l., TCV Europe, Blackbird BV InvestCo S.à r.l. and 10868680 Canada Inc., and by virtue of its ownership in Blackbird, TCV Europe may be deemed to share beneficial ownership over 33,894,312 Class A Ordinary Shares held by Blackbird. TCV Europe is owned by TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., and TCV Sports, L.P. (collectively, the “TCV IX Funds”) and TCV Member Fund, L.P. (the “Member Fund”, and collectively with the TCV IX Funds, the “TCV Funds”). TCV IX, L.P. is the majority shareholder of TCV Europe. Technology Crossover Management IX, L.P. (“TCV Management”) is the general partner of each of the TCV IX Funds. Technology Crossover Management IX, Ltd. (“TCM”) is a general partner of Member Fund and the general partner of TCV Management. The respective business addresses of the TCV Funds, TCV Management and TCM is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.

(5)
Based on information reported on a Schedule 13G filed on February 2, 2022, each of Radcliff SR I LLC (“Radcliff”), Radcliff SPV Manager LLC (the “Managing Member”), Eli Goldstein and Evan Morgan have shared voting and dispositive power over 15,265,392 of our Class A ordinary shares, which are held of record by Radcliff. The Managing Member is the managing member of Radcliff, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the shares of the Company held by Radcliff SR I LLC
.
As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own such shares beneficially owned by Radcliff. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the shares beneficially owned by Radcliff, except to the extent of his or its pecuniary interest therein. The respective business addresses of Radcliff, Managing Member and Messrs. Goldstein and Morgan is c/o The Radcliff Companies, 408 Greenwich Street, 2nd Floor, New York, NY 10013.

(6)	Consists of 93,867,070 Class A Ordinary Shares, which consists of (i) 3,500,000 Class A ordinary shares and (ii) 90,367,070 Class A ordinary shares underlying Class B ordinary shares of the Company.
(7)	Consists of 451,665 Class A ordinary shares acquired under the MPP.
(8)	Consists of 225,833 Class A ordinary shares acquired under the MPP.
(9)	Consists of 302,596 Class A ordinary shares acquired under the MPP.
(10)	Consists of 451,665 Class A ordinary shares acquired under the MPP.
(11)
Consists of 370,602 Class A ordinary shares acquired under the MPP and 107,905 Class A ordinary shares held through Lion Sky LLC. Mr. Yabuki exercises voting and investment power over the Class A ordinary shares held by Lion Sky LLC and may be deemed to have beneficial ownership of those Class A ordinary shares.

(12)
Includes 34,079,496 Class A ordinary shares indirectly held by TCV Europe identified in footnote (4) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.

(13)	Consists of 112,901 Class A ordinary shares acquired under the MPP.
(14)	Consists of 451,665 Class A ordinary shares acquired under the MPP.
(15)	Consists of 225,833 Class A ordinary shares acquired under the MPP.
(16)	Consists of 40,280,161 Class A ordinary shares held by all our current directors and executive officers as a group.
Significant Changes in Ownership
To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.
Voting Rights
No major shareholders listed above have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.
Change in Control Arrangements
We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of March 11, 2022, there were approximately 250 registered holders of our Class A ordinary shares, approximately 50 of which (including Cede & Co., the nominee of the Depositary Trust Company) are registered holders with addresses in the United States, holding approximately 26.2% of our outstanding Class A ordinary shares, and there was one registered holder of our Class B ordinary shares. Because some of the Company’s Class A ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s Class A ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of Class A ordinary shares in the United States.
B. Related Party Transactions
The following is a description of related party transactions we have entered into since January 1, 2021.
Relationship with Carsten Koerl
Carsten Koerl is a member of our board and our Chief Executive Officer. Mr. Koerl holds a 23% beneficial ownership in OOO PMBK, which is associated with Interactive Sports Holdings Limited and with which we generated revenue of €2.7 million in 2021, €2.0 million in 2020 and €3.2 million in 2019. Mr. Koerl holds more than 50% beneficial ownership and serves as a member of the board of directors of Bettech Gaming (PYTY) LTD, with which we generated revenue of €0.2 million in 2021, €0.3 million in 2020 and €0.4 million in 2019. Mr. Koerl holds 30% beneficial ownership in Betgames – UAB TV Zaidimai, with which we generated revenue of €nil in 2021, of €nil revenue in 2020 and of €0.4 million in 2019.
Relationship with Hafiz Lalani
Hafiz Lalani is a member of our board. Mr. Lalani also served as a member of the board of directors of GlobalLogic until July 2021, to whom we paid €2.8 million in 2021, €1.2 million in 2020 and €0.1 million in 2019 for R&D support and technology services provided to us.

Relationship with NSoft and Bayes
We generated total revenue of €3.6 million in 2021, €2.9 million in 2020 and €2.5 million in 2019 from NSoft and Bayes Esports Solutions GmbH (“Bayes”), enterprises in which we hold more than 10% beneficial ownership.
Management Participation Program
For a description of the management participation program in which certain of our board members and executive officers are involved in, please see Item 6.B. “
Director, Senior Management and Employees—Compensation—Management Participation Program
.”
Shareholders’ Agreement
On May 6, 2021, we entered into the Eighth Accession and Amended Agreement to the Shareholders Agreement with certain of our existing shareholders (together, as amended, the
“Pre-IPO
Shareholders’ Agreement”). The
Pre-IPO
Shareholders’ Agreement terminated upon completion of our IPO. Upon completion of the IPO, Carsten Koerl, CPP Investment Board Europe S.à r.l. and TCV Luxco Sports S.à r.l. entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the shareholders agreed to grant Carsten Koerl Class B ordinary shares that grant Carsten Koerl ten times more voting power with the same amount of capital invested as Class A shareholders, and establish certain board composition requirements. The Shareholders’ Agreement will terminate in relation to a party if such party ceases to, directly or indirectly, own 7.5% of the outstanding share capital of the Company.
Registration Rights Agreement
On the closing of our IPO, we entered into a Registration Rights Agreement with CPP Investment Board Europe S.à r.l., TCV Luxco Sports S.à r.l., Carsten Koerl and Sportradar Group AG (the “Registration Rights Agreement”), pursuant to which such investors will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any registrable securities and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
Agreements with Board Members and Executive Officers
For a description of our agreements with our board members and executive officers, please see Item 6.B. “
Director, Senior Management and Employees—Compensation—Executive Officer and Board Member Employment Agreements
.”
Indemnification Agreements
We intend to enter into indemnification agreements with our board members and executive officers. See Item 6.B. “
Director, Senior Management and Employees—Compensation
—
—Insurance and Indemnification
” for further information on indemnification.
Related Party Transaction Policy
Our board has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related party transactions. Under our related party transaction policy, any related party transaction, including all relevant facts and circumstances, must be reviewed and approved or ratified by the audit committee. Such review shall assess whether if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, the extent of the related party’s interest in the transaction and shall also take into account the conflicts of interest and/or corporate opportunity provisions of our organizational documents and Code of Business Conduct and Ethics and, where the related party involves a director or director nominee, whether the related party transaction will impair the director or director nominee’s independence under the rules and regulations of the SEC and Nasdaq.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See Item 18. “
Financial Statements
.”
Legal and Arbitration Proceedings
We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business, but we do not believe that any of these existing claims or proceedings will have a material effect on our business, consolidated financial condition or results of operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.
Dividend Policy
Since our incorporation, we have never paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, investors in our Class A ordinary shares will benefit in the foreseeable future only if our Class A ordinary shares appreciate in value.
Under Swiss law, any dividend must be proposed by our board of directors and approved by a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Articles. A Swiss stock corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous financial years (
Gewinnvortrag
) or if it has distributable reserves (
frei verfügbare Reserven
), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (
freie Kapitalreserven
) or as “reserve from capital contributions” (
Reserven aus Kapitaleinlagen
). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.
The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Articles. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.
Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.
In the year ended December 31, 2021, we did not declare or pay any dividends.

B. Significant Changes
None.
Item 9. The Offer and Listing
A. Offer and Listing Details
Our Class A ordinary shares commenced trading on the Nasdaq Global Select Market on September 14, 2021. Prior to this, no public market existed for our ordinary shares.
B. Plan of Distribution
Not applicable.
C. Markets
See “ —Offer and Listing Details” above.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
A copy of our articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.
C. Material Contracts
Except as disclosed below or otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.
D. Exchange Controls
There are no Swiss governmental laws, decrees or regulations, that affect in a manner material to Sportradar, the export or import of capital, including the availability of cash and cash equivalents for use by Sportradar, or any foreign exchange controls that affect the remittance of dividends, interest or other payments to non-residents
or
non-citizens
of Switzerland who hold Sportradar securities.

E. Taxation
The following summary contains a description of certain Swiss and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of Switzerland and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
Material Swiss Tax Considerations
The following discussion is a summary of the material Swiss tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares.
Withholding Tax
Under present Swiss tax law, dividends due and similar cash
or in-kind distributions
made by a Company to a shareholder of Class A ordinary shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (
Verrechnungssteuer
) (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Class A ordinary shares and any repayment of qualifying additional paid in capital (capital contribution reserves (
Reserven aus Kapitaleinlagen
)) are not subject to Withholding Tax. Subject to certain other conditions, the proceeds from the Class A ordinary shares will qualify as capital contribution reserves less the nominal value of the Class A ordinary shares. For certain restrictions of the distribution of tax-exempt capital
contribution reserves in connection with a recent corporate tax reform in Switzerland, see “—
Federal Act on Tax Reform and OASI Financing (STAF)
.”
The Withholding Tax will also apply to payments (exceeding the respective share capital and used capital contribution reserves) upon a repurchase of Class A ordinary shares by the Company, (i) if the Company’s share capital is reduced upon such repurchase (redemption of shares), (ii) if the total of repurchased shares exceeds 10% of the Company’s share capital or (iii) if the repurchased Class A ordinary shares are not resold within six years after the repurchase. This six year deadline to resell the repurchased Class A ordinary shares is suspended for so long as the Class A ordinary shares are reserved to cover obligations under convertible bonds, option bonds or employee stock option plans (in the case of employee stock option plans, the maximum suspension is six years). In the event of a taxable share repurchase, Withholding Tax is imposed on the difference between the repurchase price and the sum of the nominal value of the repurchased Class A ordinary shares and capital contribution reserves paid back upon the repurchase. The Company is obliged to deduct the Withholding Tax from the gross amount of any taxable distribution and to pay the tax to the Swiss Federal Tax Administration within 30 days of the due date of such distribution.
Provided, that the Company is not listed on a Swiss stock exchange, the Company will not be subject to restrictions on the payment of dividends out of capital contribution reserves applicable to Swiss listed companies. It is at the discretion of the Company to decide whether to distribute a dividend out of capital contributions reserves free of Swiss withholding tax and/or out of profit/retained earnings/non-qualifying
reserves subject to Swiss withholding tax.
Swiss resident individuals who hold their shares as private assets (“Resident Private Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income tax return. In addition, (i) corporate and individual shareholders who are resident in Switzerland for tax purposes, (ii) corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their shares as part of a trade or business carried on in Switzerland through a permanent establishment with fixed place of business situated in Switzerland for tax purposes and (iii) Swiss resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities

(collectively, “Domestic Commercial Shareholders”) are in principle eligible for a full refund or credit against income tax of the Withholding Tax if they duly report the underlying income in their income statements or income tax return, as the case may be.
Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason
(collectively, “Non-Resident Shareholders”)
may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland (“Tax Treaty”) and further conditions of such treaty are met. Non-Resident Shareholders
should be aware that the procedures for claiming treaty benefits may differ from country to country. Non-Resident Shareholders
should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.
As of January 2021, Switzerland was a party to Tax Treaties with respect to income taxes with more than 100 countries. More treaties have been initiated or signed but are not yet in force. Besides these bilateral treaties, Switzerland has entered into an agreement with the European Union containing provisions on taxation of dividends and dividend withholding tax reductions which apply with respect to certain related parties tax resident in European Union member states.
Swiss Federal Stamp Taxes
The Swiss Federal Issuance Stamp Tax (
Emissionsabgabe
) of 1% on either proceeds from an issuance of the Class A ordinary shares or capital increases will be borne by the Company.
The issuance and the delivery of the (newly created) Class A ordinary shares to the initial shareholders at the initial public offering price is not subject to Swiss Federal Securities Transfer Stamp Tax (
Umsatzabgabe
). The subsequent purchase or sale of Class A ordinary shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders
or Non-Resident Shareholders,
may be subject to a Swiss federal securities transfer stamp tax at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtenstein bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.
The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss federal supervisory authorities are exempt from their portion (50%,
 i.e.
, 0.075%) of the Swiss federal securities transfer stamp tax: states and central banks, social security institutions, pension funds, (non-Swiss) collective
investment schemes (as defined in the Swiss Collective Investment Law), certain life insurance companies and certain non-Swiss quoted
companies and
their non-Swiss consolidated
group companies.
Swiss collective investment schemes (as defined in the Swiss Collective Investment Law) are also exempt from their portion (50%,
 i.e.
, 0.075%) of the Swiss federal securities transfer stamp tax.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Non-Resident Shareholders
are not subject to any Swiss federal, cantonal or communal income tax on dividend payments and similar distributions because of the mere holding of the Class A ordinary shares. The same applies for capital gains on the sale of Class A ordinary shares except in certain cases if the capital gain was treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain. For Withholding Tax consequences, see above.

Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders who receive dividends and similar cash or in-kind distributions
(including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the nominal value of the Class A ordinary shares or capital contribution reserves, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. Furthermore, the Swiss federal income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (
Teilbesteuerung
), if the investment amounts to at least 10% of the share capital of the issuer. On cantonal and communal level similar provisions were introduced but the regulations may vary, depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%.
A gain or a loss by Resident Private Shareholders realized upon the sale or other disposition of Class A ordinary shares to a third party will generally be a tax-free private
capital gain or a
not tax-deductible capital
loss, as the case may be. Under exceptional circumstances,
the tax-free capital
gain may
be re-characterized into
a taxable dividend, in particular upon taxable repurchase of Class A ordinary shares as described above. Furthermore, the capital gain may also be re-characterized into
taxable income in relation with an indirect partial liquidation or a transposition as defined under Swiss law. When a capital gain is re-characterized as
a dividend, the relevant income for tax purposes corresponds to the difference between the repurchase price and the sum of the nominal value of the Class A ordinary shares and qualifying additional paid in capital. In certain cases, the capital gain may be treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain.
Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions
(including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia
, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (
Teilbesteuerung
), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (
gewillkürtes
 Geschäftsvermögen
) according to Swiss tax law and amounts to at least 10% of the share capital of the issuer. On cantonal and communal level, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders, who are corporate taxpayers may qualify for participation relief on dividend distributions (
Beteiligungsabzug
), if the Shares held have a market value of at least CHF 1 million or represent at least 10% of the share capital of the issuer or give entitlement to at least 10% of the profit and reserves of the issuer, respectively. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency.
Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Class A ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Class A ordinary shares) for such taxation period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia
, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on a gain realized upon the disposal of Class A ordinary shares is reduced to 70% of regular taxation (
Teilbesteuerung
), if (i) the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (
gewillkürtes Geschäftsvermögen
) according to Swiss tax law, (ii) the sold shares reflect an interest in the share capital of the Company of at least 10% and (iii) the sold shares were held for at least one year. In most cantons, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders, who are corporate taxpayers may be entitled to participation relief (
Beteiligungsabzug
), if the Shares sold during the tax period (i) reflect an interest in the share capital of the Company of at least 10% or if the Class A ordinary shares sold allow for at least 10% of the profit and reserves and (ii) were held for at least one year. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency. The tax relief applies to the difference between the sale proceeds and the initial costs of the participation (
Gestehungskosten
), resulting in the taxation of a recapture of previous write-downs of the participation. In certain cases the capital gain may be treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain.
Swiss Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders
holding the Class A ordinary shares are not subject to cantonal and communal wealth or annual capital tax because of the mere holding of the Class A ordinary shares.
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders are required to report their Class A ordinary shares as part of their private wealth and are subject to cantonal and communal wealth tax on any net taxable wealth (including Class A ordinary shares).
Domestic Commercial Shareholders are required to report their Class A ordinary shares as part of their business wealth or taxable capital, as defined, and are subject to cantonal and communal wealth or annual capital tax.
No wealth or capital tax is levied at the federal level.
Federal Act on Tax Reform and OASI Financing (STAF)
On May 19, 2019, the Swiss people voted in favor of the Federal Act on Tax Reform and Old-Age and
Survivors Insurance Financing (“STAF”) (
Bundesgesetz über die Steuerreform und die
 AHV-Finanzierung
). The main part of the STAF provisions entered into force on January 1, 2020, with some features already having entered into force in 2019.
The STAF includes,
 inter alia
, provisions that require corporations listed on Swiss stock exchanges to distribute at least the same amount of other reserves when repaying tax-exempt qualifying
capital contribution reserves (“Distribution Restriction Rule”). In case this requirement is not met, the distribution of capital contribution reserves is requalified as distribution of other reserves (including profit carried forward) until the amount of capital contribution reserves distributed equals the amount of other reserves distributed, but is no higher than the amount of other reserves which are distributable under the Swiss code of obligations (
handelsrechtlich ausschüttungsfähige übrige Reserven
). The STAF also provides for exceptions to the Distribution Restriction Rule, in particular for capital contribution reserves created through certain transactions, inter alia
 immigration transactions, or capital contribution reserves paid out to a corporate shareholder holding at least 10% of the share capital of a corporation listed on a Swiss stock exchange. Consequently, the Company may to some extent be restricted to distribute tax-exempt capital
contribution reserves.

The Distribution Restriction Rule is supplemented by two further rules: First, in case of a repurchase of own shares, companies listed on Swiss stock exchanges must book (in case of a repurchase of own shares for purposes of a capital reduction) or, respectively, allocate (in case of a repurchase of shares to hold them in treasury) at least 50% of the difference between the purchase price and the nominal value of such purchased shares against capital contribution reserves, to the extent such capital contribution reserves are available to be used for a repurchase. Second, for corporations listed on a Swiss stock exchange, the creation of share capital out of capital contribution reserves is treated the same as a repayment of capital contribution reserves.
International Automatic Exchange of Information in Tax Matters
Switzerland has concluded a bilateral agreement with the European Union on the international automatic exchange of information (“AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement became effective as of January 1, 2017, and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other countries became effective. Based on this AEOI Agreement and the bilateral AEOI agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of residents in an EU member state or a treaty state from 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign further AEOI agreements with other countries. A list of the AEOI agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF).
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on non-consenting non-participating financial
institutions. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following discussion describes the material U.S. federal income tax considerations for U.S. Holders (as defined below) under present law of the purchase, ownership, and disposition of our Class A ordinary shares. This summary applies only to U.S. Holders that hold our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.
This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, and judicial and administrative interpretations thereof, all as available as of the date of this Annual Report. All the foregoing authorities are subject to change or differing interpretation, and any such change or differing interpretation could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Annual Report are not binding on the IRS or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local, or non-U.S. tax
consequences or any other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities or governmental organizations;

•	individual retirement accounts or other tax deferred accounts;

•	persons deemed to sell our Class A ordinary shares under the constructive sale provisions of the Code;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding our Class A ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of all classes of our stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement; or

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or persons holding our Class A ordinary shares through partnerships.
U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL
AND NON-U.S. TAX
CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.
As used herein, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner (or other owner) in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our Class A ordinary shares generally will depend on such partner’s (or other owner’s) status and the activities of such entity or arrangement. A U.S. Holder that is a partner (or other owner) in such an entity or arrangement should consult its tax advisor.
Dividends and Other Distributions on Our Class A Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our Class A ordinary shares (including the amount of non-U.S. taxes
withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess amount will be treated first as a tax-free return
of a U.S. Holder’s tax basis in our Class A ordinary shares, and then, to the extent such excess amount exceeds the U.S. Holder’s tax basis in such Class A ordinary shares, as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.
Dividends received by
certain non-corporate U.S.
Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) our Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (as discussed below) nor treated as such with respect to the U.S. Holder for our taxable year in which the dividend is paid or the preceding taxable year, (3) the U.S. Holder satisfies certain holding period requirements, and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Under IRS authority, ordinary shares generally are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A ordinary shares are expected to be. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares.
The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is actually or constructively received by the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder generally should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder. Any further gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the U.S. dollar fair market value of such property on the date of distribution.
Dividends on our Class A ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, non-U.S. taxes
withheld, if any, on any distributions on our Class A ordinary shares may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will generally constitute “passive category income.” The U.S. federal income tax rules relating to foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or Other Taxable Disposition of Our Class A Ordinary Shares
Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of our Class A ordinary shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares. Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in Class A ordinary shares exceeds one year.
Non-
corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, recognized by a U.S. Holder on the sale or other taxable disposition of our Class A ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.
If the consideration received upon the sale or other taxable disposition of our Class A ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other taxable disposition. If our Class A ordinary shares are treated as traded on an established securities market, a cash basis U.S. Holder or an accrual basis U.S. Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale or other taxable disposition. If our Class A ordinary shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that does not make the special election, such U.S. Holder will recognize foreign currency gain or loss to the extent attributable to any difference between the U.S. dollar amount realized on the date of sale or other taxable disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate on the settlement date, and such gain or loss generally will constitute U.S. source ordinary income or loss.
A U.S. Holder’s initial U.S. federal income tax basis in our Class A ordinary shares generally will equal the cost of such Class A ordinary shares. If a U.S. Holder used foreign currency to purchase the Class A ordinary shares, the cost of the Class A ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our Class A ordinary shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such Class A ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
Passive Foreign Investment Company Considerations
We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (1) we cease to qualify as a PFIC under the income and asset tests discussed in the prior paragraph and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the current market price of our Class A ordinary shares and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets and the market value of our shares and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If we are considered a PFIC at any time that a U.S. Holder holds our Class A ordinary shares, any gain recognized by a U.S. Holder on a sale or other disposition of our Class A ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for our Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year prior to the year in which we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on our Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.
Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment)
of our Class A ordinary shares if we are considered a PFIC. We do not intend to provide the information necessary for U.S. Holders of our Class A ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for an investment in a PFIC described above. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment
would likely not be available with respect to any such subsidiaries.
If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Class A ordinary shares.
U.S. Information Reporting and Backup Withholding
Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS
Form W-9. U.S.
Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional Information Reporting Requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our Class A ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the applicability of these requirements to their ownership and disposition of our Class A ordinary shares.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A HOLDER OF SHARES. AN INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form
20-F
and reports on Form
6-K.
The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We also make available on the Investor Relations section of our website, free of charge, our annual reports on Form
20-F,
reports on Form
6-K
and any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.sportradar.com. The information contained on that website is not part of this report.
As a “foreign private issuer”, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form
20-F
containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form
6-K.
I. Subsidiary Information
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our future income, cash flows and fair values relevant to financial instruments are subject to liquidity risk, credit risk, foreign currency exchange rate risk and interest rate risk.
Liquidity Risk
Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure that, as far as possible, we will have sufficient liquidity to meet our liabilities when they become due.

Cash flow forecasting is performed in our operating entities on a monthly basis and then aggregated by our central finance department which closely monitors the actual status per company and the rolling forecasts of our liquidity. See Note 26.4 to our consolidated financial statements included elsewhere in this Annual Report.
Credit Risk
Credit risk is the risk of financial loss to us if a customer or counterparty to financial instruments fails to meet its contractual obligations. We are exposed to credit risk from our operating activities (primarily trade receivables), unpaid capital contributions, loans granted and its deposits with banks and financial institutions.
The carrying amounts of financial assets and contract assets represent the maximum credit exposure, for categories of financial instruments, please see Note 26.1 to our consolidated financial statements included elsewhere in this Annual Report. At the reporting date, there are no arrangements which will reduce our maximum credit risk.
Impairment losses on financial assets and contract assets recognized in the consolidated statement of profit or loss and other comprehensive income are disclosed in Note 17 and Note 18 to our consolidated financial statements included elsewhere in this Annual Report.
As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified customer structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. For the years ended December 31, 2020 and 2021 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, we continuously track the financial information of the counterparties to loans we have made. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 26.5 to our consolidated financial statements included elsewhere in this Annual Report.
Foreign Currency Risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 85% of its business in its functional currency, the Euro. However, license rights are often purchased in foreign currencies, and this exposes us to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of the NBA sports data and media rights by the Company. Furthermore, some of our subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by our central finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.
The main transaction risk is represented by the U.S. Dollar, while other currencies pose minor sources of risk. It therefore will be investigated by our Treasury on an ongoing basis if there is the need to undertake respective measurements to mitigate the currency risk for U.S. Dollar exposure. As of December 31, 2020 and 2021, the Company’s net liability (asset) exposure in U.S. Dollars was €138.7 million and €(438.3) million, respectively. See Note 26.6 to our consolidated financial statements included elsewhere in this Annual Report.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We do not actively manage our interest rate exposure. See Note 26.7 to our consolidated financial statements included elsewhere in this Annual Report.

We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Agreement. For the €420.0 million syndicated Term Loan Facility and the €110.0 million unutilized RCF as of December 31, 2021, the foreseeable interest expense for 2022 will be €15.8 million, based on
6-months-EURIBOR
or at least 0% interest, if the EURIBOR is below 0%, plus margin of 350 base points for the Term Loan Facility (determined based on the senior secured net leverage ratio), and plus the commitment fee for the RCF. Financial analysts might consider EURIBOR to increase moderately above 0% on a mid-term
basis. A theoretical increase of 100 base points (one percentage point) above zero increases the interest expenditure for 12 months by €4.6 million. The Company incurs negative interest on positive cash balances for EUR and CHF due to the current interest rate levels of European and Swiss Central banks.
Loans granted to customers bore fixed interest. They do not expose us to any interest rate risk. See Note 17 to our consolidated financial statements included elsewhere in this Annual Report.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
On September 14, 2021, the shareholders of the Company approved the adoption of generally revised articles of association according to our board of directors’ proposal. The updated Articles provide for two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares. The articles of association were further amended on the occasion of the capital increase on October 20, 2021. A copy of our articles of association is filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “
Additional Information—Memorandum and Articles of Association
.”
Use of Proceeds
On September 13, 2021, the SEC declared effective our registration statement on Form
F-1
(File
No. 333-258882),
as amended, filed in connection with our IPO (the “Registration Statement”). Pursuant to the Registration Statement, we registered the offer and sale of 21,850,000 of our Class A ordinary shares with a proposed maximum aggregate offering price of approximately $611.0 million. We offered 19,000,000 Class A ordinary shares, and one of our existing shareholders (the “Selling Shareholder”) offered 2,850,000 Class A ordinary shares pursuant to an option granted to the underwriters to purchase such additional Class A ordinary shares from the Selling Shareholder. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and UBS Securities LLC acted as representatives of the underwriters for the offering.
On September 15, 2021, we issued and sold 19,000,000 Class A ordinary shares, at a price to the public of $27.00 per share. The aggregate offering price of the shares sold was approximately $513.0 million. Upon completion of the IPO on September 16, 2021, we received net proceeds of €435.5 million, after deducting underwriting discounts and commissions of €26.4 million and offering expenses and costs of €5.6 million. No payments for such expenses were made directly or indirectly to (i) any of our officers or directors or their associates, (ii) any persons owning 10% or more of any class of our equity securities or (iii) any of our affiliates.
The offering terminated after the sale of all securities registered pursuant to the Registration Statement. As of December 31, 2021, net proceeds of €35.8 million from our IPO have been used for general working capital purposes, and €508.9 million have been invested in money market funds and extendible money market certificates. There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus, dated September 13, 2021, filed with the SEC on September 15, 2021 pursuant to Rule 424(b) relating to our Registration Statement.
Item 15. Controls and Procedures
a. Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting described below.
Material Weakness and Remediation Plan
We identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness relates to insufficient design and implementation of controls, IT systems and segregation of duties.
We have begun the process of and are focused on implementing effective internal control measures to improve our internal control over financial reporting and remediate the material weakness. Our efforts include a number of actions such as, but not limited to, the following:

•	We have engaged external advisors who are assisting us with implementing internal controls to remediate the material weakness and specialists to supplement our internal resources.

•	We are actively recruiting additional accounting and financial controls personnel, to segregate key functions within our business processes, where appropriate.

•
We have designed processes and have begun to implement internal controls to support financial reporting, including documenting our review of significant agreements, documentation of judgements made by management, and implementation of IT general controls and entity-level controls.

•	We are implementing a new ERP system to better support effective internal control over financial reporting.

•	We are providing ongoing training to internal control owners about the principles and requirements of internal controls.
While our efforts are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period, we are committed to continuous improvement and will continue to diligently review our internal control over financial reporting.
b. Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Securities Exchange Act) due to a transition period established by rules of the SEC for newly public companies.
c. Attestation Report of the Registered Public Accounting Firm
This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.
d. Changes in Internal Control over Financial Reporting
We have remediated our previously reported material weakness relating to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of IFRS, which was achieved through the hiring of additional technical resources.

We are taking actions to remediate the remaining material weakness relating to our internal control over financial reporting identified above. Other than described above, there were no changes in our internal controls over financial reporting (as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board has determined that George Fleet, Charles J. Robel and Jeffery W. Yabuki each satisfy the “independence” requirements set forth in Rule
10A-3
under the Exchange Act. Our board of directors has also determined that Charles J. Robel is considered an “audit committee financial expert” as defined in Item 16A of
Form 20-F
under the Exchange Act.
Item 16B. Code of Ethics
We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including ethical and compliance issues and other corporate policies such as equal opportunity and non-discrimination
standards. This Code of Business Conduct and Ethics applies to all of our executive officers, board members and employees, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics is intended to meet the definition of “Code of Ethics” under Item 16B of
20-F
under the Exchange Act.
We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Business Conduct and Ethics Guidelines are available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2021.
Item 16C. Principal Accounting Fees and Services
The consolidated financial statements of Sportradar Group AG at December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of KPMG AG is Bogenstrasse 7, Postfach 1142,
CH-9001
St. Gallen, Switzerland (PCAOB ID 3240).
The table below sets out the total amount billed to us by KPMG AG for services performed for the year ended December 31,2020 and 2021, and breaks down these amounts by category of service:

	2021	2020
	€’000	€’000
Audit Fees	3,053	3,048
Audit Related Fees	523	449
Tax Fees	132	92
All Other Fees	—	1

Total	3,708	3,590

Audit Fees
Audit fees for the year ended December 31, 2020 and 2021 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit Related Fees
Audit related fees for the year ended December 31, 2020 and 2021 relate to services in connection with our IPO.
Tax Fees
Tax fees for the year ended December 31, 2020 and 2021 were related to tax compliance and tax planning services.
Pre-Approval
Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit
services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval
policy.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we follow Swiss corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

•	Exemption from Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend;

•
Exemption from Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third
of the outstanding voting stock; and

•
Exemption from Nasdaq Listing Rules 5635(a), (b), (c) and (d), relating to matters requiring shareholder approval, including with respect to shareholder approval of the establishment or any material amendments to any equity compensation arrangements. Our Articles and Swiss law provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without re-approval
by our shareholders.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).
Other than as discussed above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
We have provided financial statements pursuant to Item 18.
Item 18. Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on of this Annual Report. The audit report of KPMG AG, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.
Item 19. Exhibits
List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of Sportradar Group AG					*

2.1	Description of Securities					*

2.2+#	Warrant Agreement, dated as of November 16, 2021, by and between Sportradar AG and NBA Ventures 1, LLC					*

4.1†	Form of Indemnification Agreement	F-1	333-258882	10.1	8/17/2021

4.2†	Management Participation Program Agreement, dated as of May 6, 2019, among Blackbird Holdco Ltd. (f/k/a Blackbird HoldCo S.à r.l.), Slam InvestCo S.à r.l. and MPP Participants, as defined therein	F-1	333-258882	10.2	8/17/2021

4.3†	Sportradar Group AG 2021 Incentive Award Plan	F-1	333-258882	10.3	8/17/2021

4.4†	Sportradar Group AG 2021 Employee Share Purchase Plan	F-1	333-258882	10.4	8/17/2021

4.5	Senior Facilities Agreement, dated as of November 17, 2020, among Sportradar Management Ltd, as borrower, J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG, as Mandated Lead Arrangers, J.P. Morgan AG, as Agent and Lucid Trustee Services Limited, as Security Agent	F-1	333-258882	10.5	8/17/2021

4.6+#	Agreement and Plan of Merger, dated as of March 21, 2021, by and among Sportradar Holding AG, Atrium Sports, Inc., Andretti Merger Sub, Inc., and Shareholder Representative Services LLC, as Equityholder Representative	F-1	333-258882	10.6	8/17/2021

4.7+	Contribution and Exchange Agreement, dated as of March 21, 2021, by and among Andretti Management Aggregator, LLC, Atrium Sports, Inc., Atrium Founders Pty Ltd, as trustee for Atrium Founders Unit Trust, Sportradar Holding AG, each Stockholder (as defined therein) and each Promised Optioned (as defined therein)	F-1	333-258882	10.7	8/17/2021

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

4.8
Registration Rights Agreement, dated as of September 9, 2021, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG, as amended by Amendment No. 1 to the Registration Rights Agreement, dated as of November 16, 2021
*

4.9+	Shareholders’ Agreement, dated as of September 7, 2021, by and among certain shareholders of Sportradar Group AG					*

4.10	Class A Ordinary Shares Purchase Agreement, dated as of September 7, 2021, by and among Sportradar Group AG and the Investors (as defined therein)					*

4.11	Class A Ordinary Shares Purchase Agreement, dated as of September 13, 2021, by and among Sportradar Group AG and the Investors (as defined therein)					*

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of KPMG AG, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

+	Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
#
Portions of this exhibit have been omitted because they are both (i) not material and (ii) the type of information that the Registrant customarily and actually treats as private or confidential. The Registrant agrees to furnish an unredacted copy of this exhibit to the SEC upon request.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SPORTRADAR GROUP AG

Date: March 30, 2022

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

By:	/s/ Alexander Gersh
Name:	Alexander Gersh
Title:	Chief Financial Officer

Index to consolidated financial statements
Consolidated financial statements of Sportradar Group AG (audited)
Years Ended December 31, 2020 and 2021

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sportradar Group AG
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sportradar Group AG and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year
period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year
period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG AG
We have served as the Company’s auditor since 2014.
St. Gallen, Switzerland
March 30, 2022

F-2

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (Expressed in thousands of Euros – except for per share data)		Years Ended December 31,
	Note	2019 1)	2020 1)	2021
Revenue	4	380,403	404,924	561,202
Purchased services and licenses (excluding depreciation and amortization)	6	(61,395)	(89,307)	(119,426)
Internally-developed software cost capitalized	13	7,863	6,093	11,794
Personnel expenses		(119,078)	(121,286)	(183,820)
Other operating expenses	7	(46,727)	(41,339)	(87,308)
Depreciation and amortization	13, 14	(112,803)	(106,229)	(129,375)
Impairment of intangible assets	13	(39,482)	(26,184)	—
Impairment loss on trade receivables, contract assets and other financial assets	17, 18	(5,303)	(4,645)	(5,952)
Impairment of equity-accounted investee	16	—	(4,578)	—
Share of loss of equity-accounted investees		(235)	(989)	(1,485)
Loss from loss of control of subsidiary		(2,825)	—	—
Foreign currency gains (losses) - net	8	(1,535)	13,806	5,437
Finance income	9	4,334	8,517	5,297
Finance cost	10	(13,462)	(16,658)	(32,540)

Net income (loss) before tax		(10,245)	22,125	23,824
Income tax benefit (expense)	11	21,910	(7,319)	(11,037)

Profit for the year		11,665	14,806	12,787

Other Comprehensive Income (loss)
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability		(706)	(926)	1,399
Related deferred tax income/(expense)		92	136	(202)

		(614)	(790)	1,197
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company		(1,064)	3,683	13,720
Foreign currency translation adjustment attributable to non-controlling interests		(47)	277	(265)

		(1,111)	3,960	13,455

Other comprehensive income (loss) for the year, net of tax		(1,725)	3,170	14,652

Total comprehensive income for the year		9,940	17,976	27,439

Profit attributable to:
Owners of the Company		11,734	15,245	12,569
Non-controlling interests		(69)	(439)	218

		11,665	14,806	12,787

Total comprehensive income attributable to:
Owners of the Company		10,056	18,138	27,486
Non-controlling interests		(116)	(162)	(47)

		9,940	17,976	27,439

Profit per Class A share attributable to owners of the Company
Basic	12	0.05	0.06	0.05
Diluted		0.05	0.06	0.05
Profit per Class B share attributable to owners of the Company
Basic	12	0.00	0.01	0.00
Diluted		0.00	0.01	0.00

1)	Certain amounts have been reclassified to conform to current year presentation as described in note 1.2.

The accompanying notes form an integral part of these consolidated financial statements.

F-
3

SPORTRADAR GROUP AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Euros)

		December 31,
Assets	Note	2020	2021
Current assets
Cash and cash equivalents		385,542	742,773
Trade receivables	18	23,812	33,943
Contract assets	18	23,775	40,617
Other assets and prepayments	19	15,018	31,161
Income tax receivables		1,661	1,548

		449,808	850,042

Non-current assets
Property and equipment	14	33,983	35,923
Intangible assets and goodwill	13	346,069	808,472
Equity-accounted investees	16	9,884	8,445
Other financial assets and other non-current assets	17	95,055	41,331
Deferred tax assets	11	22,218	26,908

		507,209	921,079

Total assets		957,017	1,771,121
Current liabilities
Loans and borrowings	21	8,040	6,086
Trade payables	23	131,469	150,012
Other liabilities	24	37,733	59,992
Contract liabilities	25	14,976	22,956
Income tax liabilities		7,535	14,190

		199,753	253,236

Non-current liabilities
Loans and borrowings	21	430,639	429,264
Trade payables	23	146,157	320,428
Other non-current liabilities	24	10,682	7,081
Deferred tax liabilities	11	5,654	25,478

		593,132	782,251

Total liabilities		792,885	1,035,487
Ordinary shares	20	302	27,297
Participation certificates	20	161	—
Treasury shares	20	(1,970)	—
Additional paid-in capital	20	99,896	606,057
Retained earnings		68,027	89,693
Other reserves		859	15,776

Equity attributable to owners of the Company		167,275	738,823

Non-controlling interest		(3,143)	(3,189)

Total equity		164,132	735,634

Total liabilities and equity		957,017	1,771,121

The accompanying notes form an integral part of these consolidated financial statements.

F-
4

SPORTRADAR GROUP AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of Euros)

		Ordinary shares		Particip. Certificates	Treasury shares	Additional paid in capital	Retained earnings	Foreign currency translation reserve	Reserve from actuarial gains and losses	Attributable to owners of the Group	Attributable to non- controlling interests	Total equity
	Note	Ordinary shares	Share capital
Equity as of January 1, 2019			302	136	—	—	39,086	(584)	228	39,168	9,437	48,605
Net profit for the year			—	—	—	—	11,734	—	—	11,734	(69)	11,665
Other comprehensive income			—	—	—	—	—	(1,064)	(614)	(1,678)	(47)	(1,725)

Total comprehensive income			—	—	—	—	11,734	(1,064)	(614)	10,056	(116)	9,940

Capital increase	20.2		—	25	—	107,776	—	—	—	107,801	—	107,801
Changes in ownership interests			—	—	—	—	—	—	—	—	(12,302)	(12,302)

Equity as of December 31, 2019			302	161	—	107,776	50,820	(1,648)	(386)	157,025	(2,981)	154,044

Net profit for the year		—	—	—	—	—	15,245	—	—	15,245	(439)	14,806
Other comprehensive income		—	—	—	—	—	—	3,683	(790)	2,893	277	3,170

Total comprehensive income		—	—	—	—	—	15,245	3,683	(790)	18,138	(162)	17,976

Purchase of MPP share awards		—	—	—	(4,300)	—	—	—	—	(4,300)	—	(4,300)
Issuance of MPP share awards		—	—	—	2,330	—	—	—	—	2,330	—	2,330
Reclassification of unpaid contribution of capital	20.2	—	—	—	—	(7,880)	(365)	—	—	(8,245)	—	(8,245)
Equity-settled share-based payments	31	—	—	—	—	—	2,327	—	—	2,327	—	2,327

Equity as of December 31, 2020		—	302	161	(1,970)	99,896	68,027	2,035	(1,176)	167,275	(3,143)	164,132

Net profit for the year		—	—	—	—	—	12,569	—	—	12,569	218	12,787
Other comprehensive income		—	—	—	—	—	—	13,720	1,197	14,917	(265)	14,652

Total comprehensive income		—	—	—	—	—	12,569	13,720	1,197	27,486	(47)	27,439

Issuance of participation certificates	20.3	—	—	3	—	7,748	—	—	—	7,751	—	7,751
Issuance of MPP share awards	31	—	—	—	1,346	469	—	—	—	1,815	—	1,815
Reclassification of deposit liability	3	—	—	—	—	3,211	—	—	—	3,211	—	3,211
Reclassification of unpaid contribution of capital	20.2	—	—	—	—	5,383	669	—	—	6,052	—	6,052
Issuance of ordinary shares	20.1	2,407	—	—	—	544,223	—	—	—	546,630	—	546,630
IPO restructuring	1.1 20	24,890	(302)	(164)	624	(125,136)	—	—	—	(100,088)	—	(100,088)
Grants to sport rights holders	20.2	—	—	—	—	63,270	—	—	—	63,270	—	63,270
Equity-settled share-based payments	31	—	—	—	—	6,993	8,428	—	—	15,421	—	15,421

Equity as of December 31, 2021		27,297	—	—	—	606,057	89,693	15,755	21	738,823	(3,189)	735,634

The accompanying notes form an integral part of these consolidated financial statements.

F-5

SPORTRADAR GROUP AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2019	2020	2021
OPERATING ACTIVITIES:
Profit for the year		11,665	14,806	12,787
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax (benefit) expense	11	(21,910)	7,319	11,037
Interest income	9	(4,236)	(6,661)	(5,179)
Interest expense	10	13,439	16,658	32,325
Impairment losses on financial assets	17	1,601	1,698	5,889
Impairment of equity-accounted investee	16	—	4,578	—
Other financial expenses (income)		3,136	(3,617)	96
Foreign currency losses (gains), net	8	1,535	(13,806)	(5,437)
Amortization and impairment of intangible assets	13	142,752	122,646	119,048
Depreciation of property and equipment	14	9,533	9,767	10,327
Equity-settled share-based payments		—	2,327	15,431
Other		(449)	1,930	609

Cash flow from operating activities before working capital changes, interest and income taxes		157,066	157,645	196,933

Increase in trade receivables, contract assets, other assets and prepayments		(6,817)	(11,722)	(69,896)
Increase in trade and other payables, contract and other liabilities		11,113	20,657	44,385

Changes in working capital		4,296	8,935	(25,511)

Interest paid		(13,439)	(13,263)	(31,060)
Interest received		11	17	165
Income taxes paid		(1,968)	(2,075)	(8,306)

Net cash from operating activities		145,966	151,259	132,221

INVESTING ACTIVITIES:
Acquisition of intangible assets	13	(91,576)	(91,956)	(124,890)
Acquisition of property and equipment		(6,691)	(1,996)	(5,861)
Acquisition of subsidiaries, net of cash acquired	3	(8,917)	(2,062)	(198,432)
Contribution to equity-accounted investees		(1,689)	—	(45)
Acquisition of financial assets		(550)	—	(2,605)
Derecognition of cash held by deconsolidated subsidiary		(790)	—	—
Collection of loans receivable	17	270	454	265
Issuance of loans receivable	17	(4,214)	(2,687)	(2,270)
Collection of deposits		—	215	222
Payment of deposits		(145)	(108)	(152)

Net cash used in investing activities		(114,302)	(98,140)	(333,768)

FINANCING ACTIVITIES:
Payment of lease liabilities	15	(5,088)	(3,817)	(7,118)
Proceeds from borrowing of bank debt	21	—	462,057	—
Transaction costs related to borrowings	21	—	(11,160)	—
Principal payments on bank debt	21	(20,100)	(170,838)	(2,376)
Purchase of MPP share awards	20	—	(3,750)	—
Proceeds from issuance of MPP share awards	20	—	2,330	1,650
Change in bank overdrafts	21	(76)	(285)	(22)
Proceeds from issue of participation certificates		21,805	—	1,002
Proceeds from issuance of new shares		—	—	556,639
Transaction costs related to issuance of new shares and participation certificates		(1,227)	—	(10,009)

Net cash (used in) from financing activities		(4,686)	274,537	539,766

Net increase in cash		26,978	327,656	338,219
Cash as of January 1		30,016	57,024	385,542
Effects of movements in exchange rates		30	862	19,012

Cash and cash equivalents as of December 31		57,024	385,542	742,773

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

SPORTRADAR GROUP AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Euros – unless stated otherwise)

1.	General information
1.1 Reporting entity
Sportradar Group AG (the “Company”) and its subsidiaries (together the “Group” or “Sportradar”) is a leading provider of sports data services and premium partner for the sports betting and media industries. The Group provides sports data services to the bookmaking world with its brand “Betradar” and to the international media industry under the brand “Sportradar Media Services”.
The parent company Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation under the laws of Switzerland, located in St. Gallen, Switzerland, and is registered in the Commercial Register of the district court in St. Gallen. Sportradar Group AG is publicly listed holding company and it holds 100% equity interest in Sportradar Holding AG which was the parent company of the Group before that date. In connection with the initial public offering (“IPO”) in September 2021, the Group completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG (the “Reorganization Transactions”). The Reorganization Transactions included the following:

•
Formation of Sportradar Group AG -
o
n June 24, 2021, Carsten Koerl, the Founder, duly incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, CHF 0.10 nominal value per share.

•
Contribution of ordinary shares and participation certificates in Sportradar Holding AG - prior to the completion of the IPO, (i) all of the existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.

•
Contribution of participation certificates under the Management Participation Program - certain of our directors and executive officers participate in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the IPO, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by us upon a termination of employment in certain circumstances. The vesting schedule generally provides for 35% of each participant’s Class A ordinary shares to vest immediately upon the consummation of the IPO and for the remaining 65% to vest in three equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00.

•
Conversion of options under the Phantom Option Plan - Phantom Option Plan (the “POP”) is maintained for certain key employees, who are not executive officers. The participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Based upon the initial public offering price of $27.00, the outstanding awards under the POP were converted into 66,744 restricted stock units, which will be granted to the POP participants pursuant to and under the 2021 Omnibus plan.

F-
7

The Company completed its listing on The Nasdaq Global Select Market on September 14, 2021 under the ticker symbol “SRAD”, offering of 19,000,000 Class A ordinary shares at the price of USD 27 per share.
Sportradar
Group AG was incorporated and inserted at the top of an existing group (Sportradar Holding AG), which is a business as defined in IFRS 3. Sportradar Group AG issued shares to the existing shareholders of Sportradar Holding AG in exchange for the shares already held in Sportradar Holding AG. There were no changes to the shareholder group. Furthermore, the incorporation and insertion of Sportradar Group AG at the top of Sportradar Holding AG was completed purely for the purpose of the IPO transaction (i.e., the transaction was a restructuring of business activities before a listing transaction). The transaction does not meet the definition of business combination under IFRS 3, because neither Sportradar Group AG nor Sportradar Holding AG can be identified as an acquirer. Sportradar Holding AG represents a single business therefore, book value accounting applies and the equity was adjusted to reflect the new structure.
The consolidated financial statements of Sportradar Group AG reflect that the arrangement is in substance a continuation of the existing group.
The consolidated financial statements of Sportradar Group AG are presented using the carrying amounts from the consolidated financial statements of Sportradar Holding AG. The equity structure (that is, the issued share capital) reflects that of Sportradar Group AG, with other amounts in equity (such as revaluation reserve and retained earnings) being those from the consolidated financial statements of Sportradar Holding AG. The resulting difference was recognized as a component of equity as follows:

Capital and reserves in number of shares	Class A ordinary shares	Class B ordinary shares	Shares	Particip. certificates
Reorganization transactions	180,341,159	903,670,701	(344,611)	(158,709)

Capital and reserves expressed in thousands of Euros	Ordinary shares	Share capital	Treasury shares	Additional paid in capital	Particip. certificates
Reorganization transactions	24,890	(302)	624	(125,136)	(164)
The consolidated financial statements for the financial years ended December 31, 2021 were approved and authorized for issue by our Board of Directors on

March 30, 2022
.
1.2 Basis of preparation
The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on an accrual basis applying the historical cost concept, except for certain financial instruments that are measured at fair value.
The accounting policies set out below comply with each respective IFRS effective at the end of the Group reporting period, which was December 31, 2021. They have all been applied consistently throughout the year and the preceding years.
Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

F-
8

On the consolidated statement of profit or loss and other comprehensive income, foreign exchange gains (2019: €13,111; 2020: €33,216) and foreign exchange losses (2019: €14,646; 2020: €19,410) have been presented as a separate line item, previously presented as part of finance costs (2019: €28,108; 2020: €36,068
) and finance income (2019: €
17,445; 2020: €41,733
). This change has been made to increase the transparency and readability of the financial statements. Reconciliation of Finance costs and Finance income is shown below:

Reconciliation

in €‘000	2019	2020
Finance costs
Accrued interest on license fee payables	7,613	6,772
Interest on loans and borrowings	5,791	9,864
Other interest expense	35	22
Other finance costs
Foreign exchange losses	14,646	19,410
Other finance costs	23	—
Total for the period	28,108	36,068
Less Foreign exchange losses	(14,646)	(19,410)

Total for the period after presentation change (Note 10)	13,462	16,658

Reconciliation

in €‘000	2019	2020
Finance income
Interest income	4,236	6,661
Foreign exchange gains	13,111	33,216
Other financial income	98	1,856
Total for the period	17,445	41,733
Less Foreign exchange gains	(13,111)	(33,216)

Total for the period after presentation change (Note 9)	4,334	8,517

1.3 Basis of consolidation
The consolidated financial statements comprise the financial statements of Sportradar Group AG and its subsidiaries as of December 31, 2020 and 2021 and the for the years ended December 31, 2019, 2020 and 2021 and the Group’s share of the results and net assets of its associates and joint ventures. A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. Intercompany transactions, balances, unrealized losses and unrealized gains on transactions between Group companies are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Group.
Non-controlling
interests are measured initially at their proportionate share of the acquired entity’s identifiable net assets at the date of acquisition.
Non-controlling
interests are the proportionate share of the results and the equity in a subsidiary not attributable, directly or indirectly, to a parent.
Non-controlling
interests in the net assets and in the results of consolidated subsidiaries are identified separately from the Group’s equity and results.
Non-controlling
interests consist of the amount of those interests at the date of the business combination and the non-controlling
interests’ share of changes in equity since that date.

F-
9

Profit or loss and each component of Other Comprehensive Income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling
interests, even if this results in the
non-controlling
interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling
interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statements of profit or loss and other comprehensive income. Any investment retained is recognized at fair value.
1
.4 Coronavirus
The year ended December 31, 2021, is the second reporting period in which the Group was impacted by the
COVID-19
pandemic. The coronavirus outbreak experienced since March 2020 has resulted in difficult decisions for the sports industry. Many major sporting events, matches and competitions were cancelled, moved or postponed. This led to a decline in the available content the Group delivered to its clients. At the start of the pandemic, the pandemic was recognized as a risk for the Group, including risks related to health, strategic, operational and financial objectives. In response, the Group secured and delivered alternative content to its clients to mitigate the cancellation of traditional sports data. This included newly acquired live content (i.e., table tennis, badminton),
E-sports
leagues and virtual content. The Group negotiated with sport rights holders to suspend or postpone license payments. Alternative content is becoming increasingly important, and
COVID-19
has accelerated its need and the Group plans to enhance the capabilities in alternative content in the future. Also, the Group implemented a wide range of cost-cutting measures and suspended all non-necessary
internal projects. During 2020, the Group recognized grants of
€3,179 received under furlough schemes on a net basis in the consolidated statement of profit or loss and other comprehensive income within personnel expenses where the related wages and salaries for the furloughed employees were recognized. There is no outstanding balance of deferred income or receivable related to such grants as of December 31, 2020 or 2021, respectively. The second wave of the outbreak, which came into effect in October 2020, continued to be in place at the beginning of the year 2021. Later in 2021, countries began unlocking and approved vaccines which provided higher protection against the disease. The pandemic continued to spread slower over the summer and countries ceased the government restrictions quickly but activated them again in October through- November 2021 due to significant increase in new infections.
The Group delivered a strong operational performance during the year despite the
COVID-19
lockdowns. In the context of increased uncertainty, higher attention has been given to certain judgments and estimates such as going concern (refer to Note 1.5), impairment risk relating to intangible assets and goodwill (refer to Note 13) and expected credit losses for trade receivables (refer to Note 18).
1.5 Going concern
Management has reviewed the Group’s budget, considered the assumptions used in the budget, including potential impact of the
COVID-19
pandemic and other risks which might impact its performance in the near future. Taking into account significant positive cash inflows from operating activities, current and future developments and principal risks and uncertainties, and making appropriate inquiries, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, management is satisfied that the consolidated financial statements should be prepared on a going concern basis. The Group’s financial position, cash flows, liquidity position and debt facility are described in the financial statements.

F-
10

2.	Significant accounting policies
2.1 New and amended standards and interpretations
The following IFRS amendments and interpretations are effective from January 1, 2021 but they do not have a significant impact on the Group’s consolidated financial statements:

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest rate benchmark reform – Phase 2

•	Amendments to IFRS 16: COVID-19-Related Rent Concessions
2.2 Standards and interpretations issued but not yet effective
The following new and revised standards and interpretations are issued but are not yet effective and were not early adopted by the Group in preparing these consolidated financial statements.

Standard or interpretation	Effective date	Planned application by Sportradar in reporting year

Amendments to IFRS 3: References to Conceptual Framework	January 1, 2022	2022
Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract	January 1, 2022	2022
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	2022
Annual Improvements to IFRS Standards 2018 — 2020	January 1, 2022	2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023	2023
IFRS 17 and amendments to IFRS 17: Insurance Contracts	January 1, 2023	2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023	2023
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023	2023
Amendments to IFRS 10 and IAS 28 : Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred indefinitely	—
The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Group.
2.3 Use of judgments, estimates and assumptions
In preparing the consolidated financial statements, management is required to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities reported at the end of any given period as well as the amounts of revenue and expenses for the reporting period. These judgments, estimates and related assumptions are based on historical information and other factors deemed appropriate under the circumstances, which serve as the basis for assessing the carrying amounts of assets and liabilities that cannot be derived from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.
Assumptions and estimation uncertainties
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities

F-1
1

within the next financial year, are described below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future development, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
The significant accounting estimates in terms of IAS 1 ‘Presentation of Financial Statements’ are:

a)	Impairment of assets
The determination of a recoverable amount includes management’s consideration of key internal inputs and external market conditions such as future prices, growth rate, customer demand, which impact future cash flows and the determination of the most appropriate discount rate. For information on the carrying amounts of goodwill and other intangible assets and assumptions used for impairment tests for goodwill, refer to note 13. For information on the carrying amounts and assumptions used for impairment test of equity-accounted investees, refer to note 16.

b)	Tax step-up
The recognition of the deferred tax asset for the tax
step-up
is generally based on future estimated taxable income. Factors such as lower than anticipated taxable results can lead to an impairment of the deferred tax asset. For information on the deferred tax asset amount recognized, refer to note 11.

c)	Fair value measurement of nonfinancial assets and nonfinancial liabilities acquired in business combinations and fair value of consideration transferred
The Company measures the assets, liabilities and contingent liabilities acquired through a business combination to fair value. Where possible, fair value adjustments are based on external appraisals or valuation models, e.g. for contingent liabilities and intangible assets which were not recognized by the acquiree. All valuation methods rely on various assumptions such as estimated future cash flows, remaining economic useful life, etc. The consideration transferred in a business combination must be measured at fair value. Contingent consideration is measured at fair value and recognized as part of the consideration transferred at acquisition date. The initial measurement of the fair value of contingent consideration is based on an assessment of the facts and circumstances that exist at the acquisition date. For information on the fair value measurement in the business combinations, refer to note 3.
Judgments
The consolidated financial statements include other areas of judgment and accounting estimates. In the process of applying the Group’s accounting policies, management has made the following judgments, aside from any uncertainty arising as a result of
COVID-19
pandemic, consistent with prior year:
License agreements
The Group typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry (and the media). As described in note 2.9 below, such license agreements fulfill the definition of an intangible asset. There remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38
Intangible assets
(“IAS 38”) need to be applied to develop an accounting policy.
License agreements are for a fixed period of time. Payments are typically made in installments over the length of the contract and are mainly fixed. If the license agreements have a non-cancellable
contract term of more than one year and if they require guaranteed minimum license payments, management believes that the recognition criteria of IAS 38 are generally satisfied at commencement of the license term.

F-1
2

The license agreements entered into by Sportradar are complex and the specific rights granted can vary by agreement. Therefore, the conclusion for the accounting of each license agreement involves a significant degree of judgement.
During 2020, the
COVID-19
pandemic led to a significant suspension or cancellation of sporting events. As a result, the Group negotiated with sport rights holders to suspend license payments. The credit notes received from the sport rights holders for the payments suspended were recognized against license fees payables included within trade payables in the consolidated statement of financial position. The portion of these payables capitalized under intangible assets was recognized as a disposal considering the lower service potential due to suspension and cancellation of sporting events.
The Group applied straight-line amortization except for its license agreement with the National Basketball Association (“NBA”). During 2019, amortization of the NBA license agreement was based on the expected increasing usage of the rights over the license term, which is impacted by factors such as the opening of the betting market in the US and correlated user growth. The impairment test for the NBA license agreement performed at the end of 2019 which resulted in an impairment of €36.0 million indicated that the expected usage could no longer be considered as a reliable measure of the consumption of economic benefits. Therefore, with effect from January 1, 2020, the Group changed its amortization method of the NBA license agreement from an expected usage basis to a straight-line basis. For the year ended December 31, 2020, the change in estimate resulted in an increase in the amortization expense by €2,993. For 2021 the amortization expense increased by €207. For 2022 and 2023, the amortization expense will decrease by €417 and €612, respectively.
2.4 Business combinations
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquired entity and the equity interests issued by the Group. The consideration transferred includes the fair values of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling
interest in the acquired entity at the
non-controlling
interest’s proportionate share of the recognized amounts of the acquired entity’s identifiable net assets.
Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration, that is deemed to be an asset or liability, are recognized in the consolidated statements of profit or loss and other comprehensive income. For further information on business combinations refer to note 3.
2.5 Foreign currency
In preparing the financial statements of each individual Group entity, transactions in foreign currencies are translated to the respective functional currency of Group companies using the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are subsequently translated to the functional currency at the exchange rate at the reporting date.
Non-monetary
assets and liabilities that are measured based on historical cost in a foreign currency are not subsequently translated. When translating the subsidiary’s respective functional currencies into Sportradar’s presentation currency, which is Euro, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

F-1
3

2.6 Revenue from contracts with customers
The Group derives revenue mainly from service contracts with customers. Revenue from contracts with customers is recognized when it transfers control over a service to a customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services.
Please refer to note 4 for an overview of the performance obligations and revenue recognition within Sportradar.
2.7 Purchased services and licenses
Cost of purchased services consists primarily of licenses and sports rights that have not been capitalized, fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, consultancy fees, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred. This financial statement caption does not include depreciation or amortization expense (as summarized in notes 13 and 14).
2.8 Income taxes
Income taxes include current and deferred income taxes. Income taxes are recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or directly in equity, respectively.
Current income taxes relate to all taxes levied on taxable income of the consolidated companies. It is calculated using tax rates that are enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Other taxes such as property taxes or excise taxes are classified as other operating expenses.
Deferred tax assets and liabilities are recognized in the consolidated statements of financial position for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases as well as for unused tax credits and unused tax losses carried forward. However, deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and if the temporary difference arose from the initial recognition of goodwill. Temporary differences relating to investments in subsidiaries are not recognized to the extent the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences only to the extent that it is probable that future taxable income will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
For purposes of calculating deferred tax assets and liabilities, the Group applies tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates that are enacted or substantively enacted at the reporting date.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to the same taxation authority or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. For further details, refer to note 11.

F-1
4

2.9 Intangible assets
Intangible assets are identifiable
non-monetary
assets without physical substance. An asset is a resource that is controlled by the entity as a result of past events (for example, purchased or self-created) and from which future economic benefits (inflows of cash or other assets) are expected.
IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if:

•	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

•	the cost of the asset can be measured reliably.
License agreements
Sportradar typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry (and the media). Those license agreements may include rights to live and past game data, live videos and marketing rights. Such license agreements fulfil the definition of an intangible asset, because they arise from contractual rights and are therefore considered identifiable non-monetary
assets without physical substance. In addition, the Group also exercises control over the rights granted because the Group is able to obtain future economic benefits (income from selling official data and/or videos) and can restrict others from doing so.
At initial recognition, license assets are measured at cost. Costs include the contractually agreed minimum license payments over the non-cancellable
contract term. These payments are discounted using the market interest rate at initial recognition. Furthermore, amounts arising from barter transactions are included in the cost of the license asset and recognized as contract liability. Variable payments (e.g., based on revenues) are not part of the cost and are recognized as expenses when they occur. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in
capital.
After initial recognition, license assets are carried at cost less accumulated amortization and impairment losses. The useful lives are based on the license term (2 - 10 years).
The amortization method used reflects the pattern in which the asset’s future economic benefits are expected to be consumed. If that pattern cannot be determined reliably, the straight-line method is used. The consumption of economic benefits is influenced by the license term as well as the underlying schedule for the respective sports league.
The Group generally amortizes its license agreements on a straight-line basis over the respective seasons. During 2019, amortization of the NBA license agreement was based on the expected increasing usage of the rights over the license term, which is impacted by factors such as the opening of the betting market in the US and correlated user growth. The impairment test for the NBA license agreement performed at the end of 2019 which resulted in an impairment of €36.0 million indicated that the expected usage could no longer be considered as a reliable measure of the consumption of economic benefits. Therefore, with effect from January 1, 2020, the Group changed its amortization method of the NBA license agreement from an expected usage basis to a straight-line basis.
Amortization expense is recorded under Depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.
For changes in payments resulting from
re-negotiations
refer to note 2.3 on the respective accounting policy.

F-1
5

Internally-developed software
Research costs are expensed as incurred, and development costs are only recognized as internally-developed software (internally generated intangible assets) if all recognition criteria according to IAS 38 are met. Expenses that can be directly allocated to development projects are capitalized provided that:

•	the completion of the intangible asset is technically feasible,

•	the Group has the intention to complete the intangible asset and to use or to sell it,

•	the intangible asset can be sold or used internally,

•	the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale,

•	sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and

•	expenditures can be measured reliably (refer to note 13). Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.
The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Estimated useful life in years
Internally-developed software in use	3 –5
The amount initially recognized for internally-developed software is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When no internally-developed software can be recognized, development costs are recognized in the consolidated statements of profit or loss and other comprehensive income as incurred. Subsequent to initial recognition, development costs are measured at cost less accumulated amortization and any accumulated impairment losses.
Goodwill
Goodwill is initially measured at cost, being the excess of the aggregate consideration transferred and the amount recognized for non-controlling
interests, and any previous interest held, over the fair value of the identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group reassesses whether it correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss and other comprehensive income of the year.
Goodwill arising from acquisition of subsidiaries is subsequently measured at cost less accumulated impairment losses.
Other intangible assets
Other intangible assets with definite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in the consolidated statements of profit or loss and other comprehensive income as incurred.
Generally, intangible assets are amortized on a straight-line basis over the shorter of their contractual term or their estimated useful lives.

F-1
6

The following useful lives are applied:

Intangible asset	Estimated useful life in years
Acquired trademarks and brand names	5
Acquired customer bases	5 -10
Software	2 -10
Other rights	2 - 5
The amortization expense is recorded under depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income. The expense of low value assets is recorded in other operating expenses.
Other intangible assets with indefinite useful lives as well as goodwill are not amortized but tested for impairment annually. Impairment losses on these assets are presented as a separate line in the consolidated statements of profit or loss and other comprehensive income.
2.10 Property and equipment
Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures and, for qualifying assets, borrowing costs that are directly attributable to the acquisition of the item. If government grants are collected, they are deducted from the acquisition or manufacturing costs. Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.
Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets:

Tangible asset	Estimated useful life in years
Leasehold improvements	5 -12
Technical equipment and machines	3 -15
Other facilities and equipment	3 -15
Right-of-use assets	1 -12
The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
Maintenance and repairs are expensed as incurred. Gains or losses resulting from the sale or retirement of assets are recognized in other operating income or expenses.
Depreciation expense of property and equipment is recorded under depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.
For further details on property and equipment refer to note 14.
2.11 Impairment of
non-financial
assets
The Group assesses at each reporting date, whether there is a trigger that non-financial
assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Irrespective of whether there is any indication of impairment, the Group tests goodwill acquired in a business combination, intangible assets not yet available for use and intangible assets with an indefinite useful life for impairment at least annually.

F-1
7

For impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). Goodwill arising from a business combination is allocated to the CGUs that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to these units.
An impairment loss is recognized when an assets or CGU’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of its fair value less costs to sell and its value in use. Value in use is based on the estimated future cash flows expected to arise from the continued use of the asset or from its eventual disposal, discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
If these tests result in an impairment, the relating loss is reported as a separate line in the consolidated statements of profit or loss and other comprehensive income. On the consolidated statements of financial position, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. For further details refer to note 13.
If there is any indication that the considerations which led to an impairment no longer exists, the Group will consider the need to reverse all or a portion of the impairment charge except for goodwill. This reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization had no impairment loss been recognized in prior years.
2.12 Leases
The Group as a lessee
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

•
the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

•
the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a
right-of-use
asset and a lease liability. The
right-of-use
asset is initially measured at cost, which is made up of the initial measurement of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and – if applicable – an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The Group subsequently depreciates the
right-of-use
asset on a straight-line basis from the commencement date to the end of the lease term and adjusts for certain remeasurements of the lease liability. The Group also assesses the right-of-use
asset for impairment if any indicators exist.

F-1
8

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease, if that rate is readily available, or the incremental borrowing rate. Generally, the Group uses the incremental borrowing rate (“IBR”) as the discount rate. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use
asset in a similar economic environment.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, and – if applicable – amounts expected to be payable under a residual value guarantee, payments arising from options reasonably certain to be exercised and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. The liability is increased as a result of interest accrued on the balance outstanding and is reduced for lease payments made. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance
fixed payments.
When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit and loss if the carrying amount of the right-of-use
asset has already been reduced to zero.
On the consolidated statements of financial position,
right-of-use
assets are presented within property and equipment while lease liabilities are presented within loans and borrowings.
Short-term leases and leases of
low-value
assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases, including other facilities and equipment. The payments in relation to these leases are recognized in the consolidated statements of profit or loss and other comprehensive income on a straight-line basis over the lease term.
For further details refer to note 15.
2.13 Financial instruments
Initial recognition and derecognition
Trade receivables and debt securities issued are initially recognized when they originate. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus (for financial assets) or minus (for financial liabilities), for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
The Group derecognizes financial assets when the contractual right to the cash flows expires or the assets are transferred, and the Group has neither retained the contractual rights to receive cash nor assumes any obligations to pay cash from the assets.
Classification and measurement
Financial Assets
On initial recognition, a financial asset is classified as measured at:

•	amortized cost;

9

•	fair value through other comprehensive income (FVOCI); or

•	fair value through profit and loss (FVTPL).
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is classified as an asset measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All financial assets not classified as either asset measured at amortized cost or assets measured at FVOCI are measured at FVTPL. This includes all derivative financial assets. For further information, refer to note 26.
For the purpose of assessing whether contractual cash flows are solely payments of principal and interest: - “principal” is defined as the fair value of the financial asset on initial recognition; “interest” is defined as the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (for example liquidity risk and administrative costs), as well as a profit margin.
The Group’s trade receivables and loans entitle it solely to payments of principal and interest (only loans). The Group holds all trade receivables and loans with the objective to collect the contractual cash flows.
Financial assets measured at amortized cost
Loans, receivables and cash accounts are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses, if any. Gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.
Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short-term (maximum 3 months), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents include bank accounts, petty cash and cash held by the Group. Bank overdrafts are not considered under cash as they are not an integral part of the Group’s cash management.
Financial assets measured at fair value through profit or loss (FVTPL)
Financial assets measured at FVTPL comprise derivative financial instruments and are subsequently measured at fair value. Net gains and losses are recognized in profit or loss.
Financial assets measured at fair value through other comprehensive income (FVOCI)
Financial assets measured at FVOCI comprise equity investments and are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income.

F-
20

Financial and other liabilities
The Group’s financial liabilities include borrowings, trade payables, lease liabilities and other liabilities which are financial instruments.
Financial liabilities are classified as liabilities measured at amortized cost or at FVTPL. A financial liability is classified as a liability measured at FVTPL if it is a derivative or it is designated as such on initial recognition. These are measured at fair value and net gains and losses, including any interest expense, are recognized in the consolidated statements of profit or loss and other comprehensive income. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income. Any gain or loss on derecognition is also recognized in the consolidated statements of profit or loss and other comprehensive income.
The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss and other comprehensive income.
Financial assets and financial liabilities are offset, and the net amount presented in the statements of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
Impairment for
non-derivative
financial assets and contract assets
Trade receivables and contract assets
Impairment is measured based on an expected credit loss (“ECL”) model. The Group measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs. The Group considers a financial asset to be in default if the borrower is unlikely to pay its credit obligations to the Group in full or the financial asset is more than 90 days overdue.
The Group applies a practical expedient to calculate ECLs on receivables and contract assets that do not contain a significant financing component using a provision matrix. This matrix is based on information such as delinquency status and actual credit loss experience over the last four years (on historical data) and based on current and forward-looking information on macroeconomic factors. The provision matrix is applied to all outstanding trade receivables by aging group to determine the actual ECL. The Group considered the contract assets to be current and use the same default rate as the “not overdue” trade receivables aging bucket to calculate the ECL provision.
The provision matrix is not applied to financial assets which are already impaired by individual allowances.
Credit-impaired financial assets
At each reporting date, the Group assesses whether a financial asset carried at amortized cost is credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Group looks at the change in the risk of a default occurring over the expected life of the financial asset instead of a change in the ECL. The Group’s assessment uses the lifetime probability of default method. A credit loss will be calculated as the difference between the cash flows that are due in accordance with the contract/agreement and the cash flows that the Group expects to receive, discounted at the original effective interest rate of the financial instrument.

F-2
1

Presentation of allowance for ECL in the statements of financial position
The expected credit loss allowance for each type of financial asset (i.e., trade receivables) is deducted from the gross carrying amount of the assets (i.e. contra-asset). Impairment losses are shown separately on the face of the consolidated statements of profit or loss and other comprehensive income.
Write-off
Write-offs are recognized, when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Group assesses after 180 days whether or not a trade receivable needs to be written off.
2.14 Interests in equity-accounted investees
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to the assets and obligations for the liabilities relating to the arrangement (joint operation).
Interests in associates and joint ventures are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity-accounted investees until the date on which significant influence or joint control ceases.
If there are objective indications that an investment in an equity-accounted investee is impaired, the recoverable amount is calculated on the basis of the estimated future cash flows expected to be generated by the respective entity. For further details refer to note 16.
2.15 Ordinary shares
Ordinary shares are classified as equity since the shares are non-redeemable
and any dividends are discretionary. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. For further details refer to note 20.
2.16 Participation certificates
Participation certificates were shares without voting rights. Since they are non-redeemable
and dividends are also discretionary, they are classified as equity. The participation certificates have been converted to ordinary shares in 2021. For further details refer to note 20.
2.17 Share-based payments
Employees and directors of the Group and third parties receive remuneration in the form of share-based compensation awards. The cost of equity-settled awards is measured at fair value at the date of grant using an appropriate valuation model. The cost is recognized in personnel expenses (for employees and directors of the Group) and other expenses (for third parties) in the consolidated statements of profit or loss and other comprehensive income, respectively as an asset for goods received in case of equity grants for goods, together with a corresponding credit to additional paid-in
capital. For employees the cost is recognized over the vesting period.
The cumulative expense recognized for equity-settled awards at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. At each statement of

F-2
2

financial position date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based
vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and other comprehensive income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.
For further details on share-based payments refer to note 31.
2.18 Post-employment benefit plans
Defined benefit plans
The Group’s net obligation or asset in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future benefit that employees have earned in the current and prior periods using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
Remeasurements of the net defined benefit obligation, comprising actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized directly in other comprehensive income. Service costs comprising current service costs, past-service costs, and gains and losses on curtailment are recognized in the period they are incurred as an expense (income) under personnel expenses in the consolidated statements of profit or loss and other comprehensive income. The Group recognizes gains and losses on settlement of a defined benefit plan as an expense (income) under personnel expenses when the settlement occurs. The net interest expense or income is recognized in other financial expense (income). Past service costs represent change in a defined benefit obligation for employee service in prior periods, arising as a result of changes to plan arrangements in the current period. The recognition of past service costs occurs at the earlier of the following dates:

•	When the plan amendment or curtailment occurs; and

•	When Group recognizes any termination benefits, or related restructuring costs under IAS 37.
The Group determines the net interest expense (income) by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net
defined benefit liability or asset taking into account changes in the net defined benefit liability or asset during the period as a result of contributions and benefit payments.
Defined contribution plans
The contributions to defined contribution plans are recognized as an expense as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
For further details on post-employment benefit plans refer to note 22.
2.19 Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details refer to note 24.

F-2
3

2.20 Earnings per share
Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period. For further details refer to note 12.
For diluted earnings per share, the weighted average number of ordinary shares in issue, net of treasury shares, is adjusted to assume conversion of all dilutive potential ordinary shares. At present these include share awards granted to employees and non-employees.
2.21 Segment reporting
The Group has applied the criteria set by IFRS 8
Operating segments
to determine the number and type of reportable segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. The Group has three reportable segments. These divisions offer different services and are managed separately. For further details refer to note 5.

3.	Business combinations
Acquisition of Optima
On December 17, 2019, the Group acquired 100% of the voting shares of Optima Information Services, S.L.U (Sevilla), Optima Research & Development S.L.U. (Cadiz); Optima Gaming U.S. Ltd (Delaware), Optima BEG D.O.O
Belgrade
. Optima is a B2B software developer of OPTIMAMGS
™
, a
turn-key
online gaming and sports betting platform that integrates applications, engines and tools to serve operators. The acquisition of Optima extends Sportradar’s current Managed Betting Services (“MBS”) and enable the Group to offer a complete turnkey solution.
The Group paid a purchase price in cash of €11.3 million as consideration for the 100% interest in Optima at closing date. As part of the purchase agreement, a deferred consideration payable of €2.6 million was determined based on the working capital adjustment at year-end
of which €2.1 million was paid in October 2020 and the remaining €0.5 million will be paid in 2022. An additional deferred consideration was paid to the seller in 2 tranches. If certain milestones contracted in the purchase agreement are achieved, the seller will receive a fixed number of participation certificates of Sportradar Holding AG (respectively shares of the Group after the IPO) instead of the cash payment of €13.5 million.
During 2019, transaction costs of €615 were incurred and included in other operating expenses.
F-2
4

The fair values of the identifiable assets and liabilities of Optima as of the date of acquisition were:

in €‘000	December 17, 2019
Technology	5,692
Customer base	8,936
Other intangibles	566
Property and equipment	1,586
Trade receivables	1,623
Inventory	258
Other assets	390
Cash	2,417
Finance liabilities	(976)
Current liabilities	(2,462)
Non-current liabilities	(712)
Deferred tax liability, net	(3,874)

Net assets acquired	13,444

Goodwill	13,952

Consideration transferred	27,396

The goodwill mainly reflects synergy potential based on the ability to offer a complete turnkey solution and to deliver through the new platform structure additional products like Ads and Virtual Gaming. No goodwill is expected to be deductible for tax purposes.
The trade receivables acquired comprise gross contractual amounts due of €1,830, of which €207 are expected (according to the ECL model) to be uncollectible at the date of acquisition.
The Group recognized a financial liability for a deferred consideration in the amount of €13.5 million which included in other non-current
liabilities in the consolidated statements of financial position. This deferred consideration was paid to the seller in 2 tranches (fixed number of participation certificates of Sportradar Holding AG in 2021 and a cash payment of € 6.75 million in 2022).
The fair value measurement of tangible and intangible assets and liabilities were based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.
The cashflows arising from the acquisition of Optima in 2019 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(11,334)
Cash acquired with the subsidiary	2,417

(Included in cash flows from investing activities)	(8,917)
Transaction costs of the acquisition (included in cash flows from operating activities)	(615)

Net cashflow on acquisition of subsidiary	(9,532)

There are no profit or loss items from Optima included in the consolidated statements of profit or loss and other comprehensive income of Sportradar for the year ended December 31, 2019, as the acquisition was at the end of December 2019. If the acquisition had occurred on January 1, 2019, the consolidated revenue of the year ended

F-2
5

December 31, 2019 would have been €393.5 million and consolidated profit for the year ended December 31, 2019 would have been €12.3 million.
Acquisition of Fresh Eight Limited
On March 2, 2021, the Group acquired 100% of the voting interest in Fresh Eight Limited (“Fresh 8”), a UK based provider of a personalized messaging platform in the global betting and gaming market. The acquisition of Fresh 8 will extend Sportradar`s current Ad`s business unit.
The Group paid at closing a purchase price in cash of €11.6 million as consideration for the 100% interest in Fresh 8. As part of the purchase agreement, a deferred consideration payable of €0.5 million was determined based on the working capital adjustment at period end. An additional contingent consideration will be paid to the seller in three tranches. If certain milestones stipulated in the purchase agreement are achieved, the seller will receive up to €9.7 million as cash payments in 2022 and 2023 which will be considered as part of the total purchase consideration transferred. The fair value of the contingent consideration included in the total purchase price as of March 2, 2021 was €8.2 million. An additional €0.6 million of contingent consideration was determined to be remuneration and will be recognized over the earn-out
period.
Transaction costs of €439 were incurred and included in other operating expenses.
The fair values of the identifiable assets and liabilities of Fresh 8 as of the date of acquisition are as follows:

in €‘000	March 2, 2021
Customer base	4,863
Technology	3,402
Property and equipment	69
Trade receivables	377
Contract assets and other assets	176
Cash	152
Current liabilities	(327)
Deferred tax liability, net	(1,570)

Net assets acquired	7,142

Goodwill	13,168

Consideration transferred	20,310

The goodwill mainly reflects synergy potential based on the ability to improve US penetration of the Ads market and further strengthen the Group’s Ads business. Goodwill is not expected to be deductible for tax purposes.
The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparable.

F-2
6

The cashflows arising from the acquisition of Fresh 8 in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(12,063)
Cash acquired with the subsidiary	152

Net cash paid for acquisition (included in cash used in investing activities)	(11,911)
Transaction costs of the acquisition (included in cash from operating activities)	(439)

Net cash outflow on acquisition of subsidiary	(12,350)

Acquisition of Atrium Sports, Inc.
On May 6, 2021, the Group acquired 100% of the voting interest in Atrium Sports, Inc. (“Atrium”), a market leader in data and video analytics in the college and professional sports space. The acquisition complements and extends Sportradar’s
360-degree
product suite, as well as supports the company’s drive to deepen and broaden its relationships with key sports organizations globally.
The Group transferred cash of €183.0 million and issued 1,805 participation certificates of the Company in connection with the acquisition. The fair value of the 1,805 participation certificates was determined to be €22.4 million as of May 6, 2021 and was based on bids received from independent third parties in connection with a potential acquisition of the Company. The participation certificates are subject to certain non-market
performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9.2 million, was determined to be part of the total purchase consideration and the remaining €13.2 million of the participation certificates was determined to be remuneration. The fair value of the participation certificates determined to be part of the total purchase consideration is recognized within other liabilities in the consolidated statement of financial position as this part is subject to certain re-purchase
provisions. This deposit liability will unwind at the respective vesting dates with a corresponding credit to additional paid-in
capital. As of December 31, 2021 €3.2 million was unwound and reclassified to additional paid-in
capital. The corresponding deposit liability amounts to €6.0 million as of December 31, 2021. The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense over the vesting period on a graded vesting basis. For the year ended December 31, 2021, the Group recognized share-based compensation expense of €7.0 million in the consolidated statements of profit or loss and other comprehensive income.
Transaction costs of €3.9 million were incurred and included in other operating expenses.

F-2
7

The fair values of the identifiable assets and liabilities of Atrium as of the date of acquisition are as follows:

in €‘000	May 6, 2021
Customer base	16,477
Brand	1,679
Technology	56,540
Property and equipment	3,537
Trade receivables	1,974
Contract assets and other assets	3,899
Cash	1,087
Current liabilities	(10,567)
Non-current liabilities	(1,253)
Deferred tax liability, net	(15,605)

Net assets acquired	57,768

Goodwill	134,451

Consideration transferred	192,219

The useful life for the acquired technology and customer base is estimated to be 10 years.
The trade receivables acquired comprise gross contractual amounts of €2,865, of which €891 are expected to be uncollectible at the date of acquisition.
The goodwill mainly reflects Atrium`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.
The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.
The cashflows arising from the acquisition of Atrium in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(183,043)
Cash acquired with the subsidiary	1,087

Net cash paid for acquisition (included in cash used in investing activities)	(181,956)
Transaction costs of the acquisition (included in cash from operating activities)	(3,900)

Net cash outflow on acquisition of subsidiary	(185,856)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021 are €19.1 million, €(15.5) million and €(15.2) million, respectively. If the acquisition had occurred on January 1, 2021, the pro forma consolidated revenue, net income before tax and net loss for year ended December 31, 2021 would have been €568.1 million, €1.2 million and €(9.8) million, respectively. This principally includes adjustments from the impact of the amortization of intangible assets and remuneration from the vesting of participation certificates.

F-2
8

Acquisition of Interact Sport Pty Ltd.
On June 9, 2021, the Group acquired 100% of the voting interest in Interact Sport Pty Ltd. for cash consideration of €4.7 million. As part of the purchase agreement, a deferred consideration payable of €0.4 million was determined to be withheld for the next 15 months as security for any possible claims. If certain milestones stipulated in the purchase agreement are achieved, the seller and key employees will receive up to €3.0 million in earn-out
compensation as cash payments in 2022, 2023 and 2024. The fair value of the cash payments will be recognized as remuneration over the earn-out
period. Interact Sport Pty Ltd. is an Australian based sports data and technology company with partnerships across a range of leading sporting organizations with a particular depth and expertise in cricket. The acquisition of Interact will expand Sportradar`s expertise in cricket.
Transaction costs of €154 were incurred and included in other operating expenses.
The fair values of the identifiable assets and liabilities of Interact as of the date of acquisition are as follows:

in €‘000	June 9, 2021
Customer base	793
Technology	966
Brand	73
Trade receivables	222
Contract assets and other assets	359
Cash	107
Current liabilities	(435)
Deferred tax liability, net	(550)

Net assets acquired	1,535

Goodwill	3,606

Consideration transferred	5,141

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.
The cashflows arising from the acquisition of Interact in 2021 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(4,671)
Cash acquired with the subsidiary	107

Net cash paid for acquisition (included in cash used in investing activities)	(4,564)
Transaction costs of the acquisition (included in cash from operating activities)	(154)

Net cash outflow on acquisition of subsidiary	(4,718)

9

4. Revenue from contracts with customers
Revenue arises from service contracts with customers. Sportradar’s main business is to provide sports data or audiovisual (“AV”) sports data feeds to its customers for their own use. Customers obtain access but not ownership rights to any sports data provided. Revenue for the Group’s major product groups consists of the following:

in €‘000	2019	2020	2021
Betting data / Betting entertainment tools	176,041	170,044	214,034
Managed Betting Services (“MBS”)	34,068	46,604	79,966
Virtual Gaming and E-Sports	14,625	18,343	15,357

Betting revenue	224,734	234,991	309,357
Betting AV revenue	102,740	105,892	140,162
Other revenue	30,060	29,634	39,983

Rest of the World revenue	357,534	370,517	489,502
Media and Ad`s revenue	19,026	21,041	33,796
Betting data	3,595	9,791	15,150
Betting AV	248	3,575	5,166
Sports Solutions	—	—	17,588

United States revenue	22,869	34,407	71,700

Total Revenue	380,403	404,924	561,202

Performance obligations and revenue recognition policies
Revenue is measured based on the consideration specified in a contract with a customer. The Group recognizes revenue when it provides a service to a customer.
Betting revenue:
This includes betting data, betting entertainment tools, managed betting services, virtual gaming and
e-sports.
Betting data/Betting entertainment tools:
For Betting Data and Betting Entertainment Tools clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). At any time, customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their stand-alone prices.
The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfill the contract which are even throughout the period. In assessing the nature of the obligation, the Group considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

F-
30

SMBs are provided on request from customers and result in separate contracts. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.
There are some Sports Betting contracts with customers that incorporate a revenue share scheme. The Group receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. The Group’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.
Managed Betting Services (“MBS”)
MBS includes Managed Trading Services (“MTS”) and Managed Platform Services (“MPS”). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted. MPS revenue consists of platform set-up
fees for Sportradar’s turnkey solution.
MTS clients forward their proposed bets “bet slips” to the Group for consideration as to whether or not the bet is advisable. The Group has the ability to accept or decline this bet slip. If a bet slip is accepted, the Group will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage, and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of stakes in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most MTS contracts also include a loss participation clause (i.e., in case the Gross/Net gaming revenue is negative). The Group is exposed to losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share is below agreed minimum fee).
MPS is part of the Group’s MBS business following the acquisition of Optima in 2019 and provides a complete turnkey solution (including platform set-up,
maintenance and support) to the Group’s clients. The platform set-up
fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.
Virtual Gaming and
E-Sports:
For Virtual Gaming, the Group receives income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. The Group receives a share of revenue based on the income generated from the betting activity on the virtual game. The customer is not obliged to pay until it has itself generated income from the online betting activity. This results in variable consideration that is initially constrained and recognized on the basis of actual customer sale performance.
For
E-Sports,
revenue recognition is consistent with the recognition for Betting Data, except it includes
E-Sports
data rather than real sports data. Revenue is recognized similar to Betting Data as described above.
Betting AV revenue:
Sports Betting AV generates revenue from the sale of a live streaming solution for online, mobile and retail sports betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a

F-3
1

straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, Sportradar provides this additional service level at the standalone market selling price. The additional obligation is satisfied, and the revenue recorded in the period of over performance.
United States revenue:
This primarily includes media revenue from Application Programming Interfaces (“API”) whereby the Group offers extensive sports data from over 60 sports and 400k+ games worldwide. Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and betting AV revenue (see above for accounting treatment).
Sports Solutions revenue:
Sports Solutions generate revenue from subscription based arrangements. The customer, either professional or colleague sports teams, purchases access to proprietary technology which links meaningful sports data and video clips to create visual statistics and analytics about players, teams, and specific games. Teams can sort and filter statistics and video clips in real time to better understand player and team strengths and weaknesses. Subscription is billed in advance for the entire service period, typically one year. Revenue is recognized equally over each month over the service period.
Other revenue:
This includes various revenue streams, amongst others the media revenue for the rest of the world and integrity services.
Transaction Price Considerations
Variable Consideration:
If consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for services rendered to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal will not occur when the related uncertainty is subsequently resolved. The revenue sharing and discounts give rise to variable consideration.
Non-cash
consideration:
Where the transaction price in a contract with a customer includes non-cash
consideration, the Group measures that
non-cash
consideration at fair value. If the fair value of the
non-cash
consideration cannot be reasonably estimated, the Group measures it indirectly, by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration.
Allocation of transaction price to performance obligations:
Contracts with customers as described above may include multiple performance obligations. For such contracts, the transaction price is allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Group’s sales for services sold separately in similar circumstances and to similar customers. If the standalone selling price cannot be determined based on observable group data, the Group will apply a cost plus mark-up
approach.
Price adjustments or discounts
: Contractually agreed price adjustments or discounts are taken into consideration for revenue recognition over the service period on a straight-line basis for contracts in which revenue is recognized over time.
Certain costs to obtain or fulfill contracts
IFRS 15 notes that incremental costs of obtaining a contract and certain costs to fulfil a contract must be recognized as an asset if certain criteria are met. Any capitalized costs must be amortized on a basis which is

F-3
2

consistent with services rendered to the customer. The Group did not identify significant incremental costs (i.e. costs that the Group would not incur if the contract is not signed). Main costs to fulfil the contracts relate to sport rights and licenses, and software, which are capitalized as intangible assets and amortized over their useful life.
Significant payment terms
Stand ready services such as Betting Data, Betting Entertainment Tools,
E-Sports
and Sports Betting AV are billed in advance periodically (typically monthly or quarterly). Other services such as MBS, Virtual Gaming, Ads and Sports Media are billed in arrears. Payment terms are typically net 10 days.
Contract Assets and Liabilities
Contract assets and liabilities relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. Refer to note 18 and note 25 for further details.
5. Segmental information
The Group’s chief executive officer (CEO) is the Chief Operating Decision Maker (CODM) and monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment.
The Group has the following divisions which are its reportable segments. These divisions offer different services and are managed separately by region.

Reportable segments	Operations
Rest of the World (“RoW”) Betting	Betting and gaming solutions
RoW Betting AV	Live streaming solutions for online, mobile and retail sports betting
United States	Sports entertainment, betting, gaming and Sports Solutions
All revenues included in the RoW Betting and RoW Betting AV segments are generated from customers outside the United States. In all other segments revenue includes various revenue streams, amongst others the media and Ad`s revenue for the rest of the world and integrity services.
No operating segments have been aggregated to form the above reportable operating segments.
Information related to each reportable segment is set out below. Adjusted EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA represents consolidated earnings before interest, tax, depreciation and amortization adjusted for impairment of intangible assets and financial assets, loss from loss of control of subsidiary, foreign exchange gains/losses, other finance income/costs and amortization of sport rights. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

	Year Ended December 31, 2019
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	224,734	102,740	22,869	350,343	30,060	380,403
Segment Adjusted EBITDA	129,233	25,724	(40,095)	114,862	(1,516)	113,346
Amortization of sport rights	(14,199)	(48,874)	(30,820)	(93,893)	—	(93,893)

F-3
3

	Year Ended December 31, 2020
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	234,991	105,892	34,407	375,290	29,634	404,924
Segment Adjusted EBITDA	118,676	26,759	(16,373)	129,062	(1,383)	127,679
Amortization of sport rights	(10,933)	(45,413)	(24,262)	(80,608)	—	(80,608)

	Year Ended December 31, 2021
in €‘000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	309,357	140,162	71,700	521,219	39,983	561,202
Segment Adjusted EBITDA	176,987	39,246	(22,625)	193,608	(5,746)	187,862
Amortization of sport rights	(16,101)	(56,266)	(21,946)	(94,312)	—	(94,312)
Reconciliations of information on reportable segments to the amounts reported in the financial statements:

	December 31
in €‘000	2019	2020	2021
Segment Adjusted EBITDA	113,346	127,679	187,862
Unallocated corporate expenses (1)	(50,153)	(50,811)	(85,849)
Share based compensation	—	(2,327)	(15,431)
Foreign currency gains (losses), net	(1,535)	13,806	5,437
Finance income	4,334	8,517	5,297
Finance costs	(13,462)	(16,658)	(32,540)
Impairment of intangibles assets	(39,482)	(26,184)	—
Depreciation and amortization	(112,803)	(106,229)	(129,375)
Amortization of sport rights	93,893	80,608	94,312
Loss from loss of control of subsidiary	(2,825)	—	—
Impairment of equity-accounted investee	—	(4,578)	—
Impairment loss on other financial assets	(1,558)	(1,698)	(5,889)

Net income (loss) before tax	(10,245)	22,125	23,824

1)	Unallocated corporate expenses primarily consists of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
Geographic information
The geographic information analyzes the Group’s revenue and
non-current
assets by the Group’s country of domicile and other countries. In presenting the geographic information, revenue has been based on the geographic location of customers and assets were based on the geographic location of the entity that holds the assets.

Revenue	Years Ended December 31,
in €‘000	2019	2020	2021
United Kingdom	61,495	58,387	68,688
Malta	49,101	52,674	70,529
US	22,126	30,619	67,093
Switzerland	6,100	5,013	7,397
Other countries *)	241,581	258,231	347,495

Total	380,403	404,924	561,202

*)	No individual country represented more than 10% of the total.

F-3
4

Non-current assets	December 31,
in €‘000	2020	2021
Switzerland	279,352	515,060
Germany	65,136	62,822
United States	12,879	235,935
Other countries *)	32,569	76,933

Total	389,936	890,750

*)	No individual country represented more than 10% of the total.
Non-current
assets exclude deferred tax assets and other financial assets.
Major customer
The Group did not have any individual customer that accounted for more than 10% of revenue during the year ended December 31, 2020 and 2021. The Group had one customer that accounted for more than 10% of revenue amounting to €39,390 for the year ended December 31, 2019, arising from the Group’s RoW Betting AV (73%) and RoW Betting (27%) segments.
6. Purchased services and licenses

	Years Ended December 31,
in €‘000	2019	2020	2021
Non-capitalized licenses and sports rights	18,194	46,804	48,324
Data journalist and freelancer fees	15,991	15,728	16,225
Production costs	13,811	9,880	17,188
Variable service fees	5,755	4,016	6,829
Sales agents	2,095	1,786	3,924
Consultancy fees	2,855	1,316	9,930
Optima platform and consultancy fees	—	2,605	2,370
Ads costs and operational fees	1,233	4,147	9,861
Other costs	1,461	3,025	4,775

Total	61,395	89,307	119,426

7. Other operating expenses

	Years Ended December 31,
in €‘000	2019	2020	2021
Legal and other consulting expenses	16,680	15,899	46,886
Telecommunication and IT expenses	7,334	8,023	12,523
Software-as-a Service and similar rights	3,613	5,101	9,482
Marketing expenses	6,634	3,469	5,341
Travel expenses	5,545	1,338	1,803
Insurance	306	351	4,961
Office expenses	3,864	3,020	3,028
Other costs	2,751	4,138	3,284

Total	46,727	41,339	87,308

F-3
5

8. Foreign currency gains (losses), net

	Years Ended December 31,
in €‘000	2019	2020	2021
Foreign currency gains	13,111	33,216	39,720
Foreign currency losses	(14,646)	(19,410)	(34,283)
Total	(1,535)	13,806	5,437
9. Finance income

	Years Ended December 31,
in €‘000	2019	2020	2021
Interest income	4,236	6,661	5,179
Other finance income	98	1,856	118

Total	4,334	8,517	5,297

10. Finance costs

	Years Ended December 31,
in €‘000	2019	2020	2021
Interest expense
Accrued interest on license fee payables	7,613	6,772	10,071
Interest on loans and borrowings	5,791	9,864	22,160
Other interest expense	35	22	93
Other finance costs
Other finance costs	23	—	216

Total	13,462	16,658	32,540

11. Income taxes
The following income taxes are recognized in profit or loss:

Income taxes	Years Ended December 31,
in €‘000	2019	2020	2021
Current tax expense:
Current year	1,477	2,746	12,564
Changes in estimates related to prior years	4,450	1,077	2,051
Deferred tax expense:
Origination and reversal of temporary differences	(30,130)	3,700	1,567
Impact of changes in tax rates	3,973	—	—
Recognition of previously unrecognized deferred tax assets	(1,680)	(204)	(5,145)

Income tax (benefit) expense reported in profit or loss	(21,910)	7,319	11,037

In 2021, changes in estimates related to prior years was €2,051, and in 2019, was €4,450 primarily relating to tax expenses in regard to prior years in Norway.
New income tax regulations for Switzerland in 2019:
As of May 19, 2019, Switzerland approved a change in the Swiss Tax Code, which grants the cantons more freedom in their tax governance. In general, tax rates are lowered, but in the case of Sportradar, privileges for

F-3
6

entities which obtain the majority of their revenue abroad are also abolished. Consequently, the effective tax rate for Sportradar increased from 9% to 14.5% from January 1, 2020.
Since the change in tax rate was enacted in 2019, it is immediately applicable. Consequently, Sportradar applied the 14.5% rate in measuring its deferred tax assets/liabilities as of December 31, 2019.
In addition, entities including Sportradar AG, which previously benefitted from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years
(Tax-step
up). Within Sportradar AG this
tax-free
step-up
amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the group balance sheet. As of December 31, 2019, a deferred tax asset of €17.0 million was recognized based on the level of suitable taxable profits forecast over the next 10 years. As of December 31, 2021
,
the deferred tax asset amounts to € 15.6 million.
The reconciliation of the changes in the net deferred tax asset recognized in the consolidated statement of financial position, net:

in €‘000	2020	2021
Net deferred tax / asset as of January 1,	20,122	16,564
Additions from business combinations	—	(17,725)
Recognized in other comprehensive income	136	202
Recognized in profit or loss	(3,496)	3,577
Foreign currency translation adjustment	(198)	(1,188)

Net deferred tax asset as of December 31,	16,564	1,430

The decrease in the net deferred tax asset in respect of additions from business combinations related to the acquisition of Atrium Sports, Inc., Fresh Eight Limited and Interact Sport Pty Ltd (see note 3).
The deferred tax assets and liabilities relate to the following items:

	December 31,
	2020		2021
in €‘000	Consolidated statement of financial position	Consolidated statement of profit or loss	Consolidated statement of financial position	Consolidated statement of profit or loss
Other assets and prepayments	3,756	1,436	4,644	(337)
Intangible assets	(8,493)	(4,071)	(19,114)	8,769
Trade and other payables	1,536	205	4,637	2,410
Tax loss carry-forward	3,362	(715)	2,887	(475)
Tax step-up	17,000	—	15,600	(1,400)
Other assets non-current	—	—	(5,119)	(5,119)
Other	(597)	(351)	(2,105)	(271)

Deferred tax income		(3,496)		3,577

Net deferred tax asset	16,564		1,430

Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	22,218		26,908
Deferred tax liabilities	(5,654)		(25,478)

Deferred tax assets, net	16,564		1,430

F-3
7

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Group AG at 9.0%, 14.5% and 14.5% for the years ended December 31, 2019, 2020 and 2021, respectively. The differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €‘000	2019	2020	2021
Net income (loss) before tax	(10,245)	22,125	23,824
Applicable tax rate	9.0%	14.5%	14.5%
Tax benefit (expense) applying the Company tax rate	922	(3,208)	(3,454)
Effect of tax losses and tax offsets not recognized as deferred tax assets	2,613	744	(6,327)
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	1,680	204	5,145
Changes in estimates related to prior years	(4,450)	(1,077)	(2,051)
Effect of non-deductible expenses	(147)	(4,527)	(4,132)
Effect of difference to the Group tax rate	610	935	555
Effects of changes in tax rate (deferred tax rate)	3,973	—	—
Other effects	(291)	(389)	(773)
Tax step up	17,000	—	—

Income tax benefit (expense)	21,910	(7,319)	(11,037)

Effective tax rate	213.9%	33.1%	46.3%

Effect of tax losses and tax offsets not recognized as deferred tax assets during the years ended December 31, 2019 and 2020 are mainly due to the usage of tax losses in the US, Switzerland and Austria, which were previously not recognized as deferred tax asset. For the year ended December 31, 2021 effect relates mainly to losses in the Luxembourg entity, Sportradar Holding AG and Atrium Sports Inc. not recognized as deferred tax asset.
Effect on recognition of deferred tax assets, on previously unused tax losses and tax offsets during the years ended December 31, 2019, 2020 and 2021 are mainly due to the estimation that accumulated losses from Sportradar US are partly recoverable.
For the years ended December 31, 2019 and 2021, the changes in estimates related to prior years mainly relate to prior year tax expenses expected from an ongoing tax litigation in Norway.
Effect of
non-deductible
expenses for the year ended December 31, 2020 mainly relates to the impairment of goodwill for the CGU Sports Media – US which is a non-deductible
expense and in 2021 were the share based compensation relating to the MPP share awards and awards granted to the sellers of Atrium and the participation certificates issued to a director of the Group, which are non-tax
deductible.
For the year ended December 31, 2019, the effect of changes in tax rates mainly relates to the remeasurement of the Swiss deferred tax assets/liabilities, following the aforementioned tax reform.

F-3
8

No deferred tax asset has been recognized in respect of tax losses totaling €24,936 and €2,190,774 for the years ended December 31, 2020 and 2021, respectively. The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	December 31,
in €‘000	2020	2021
Unlimited	7,272	64,797
will expire within 5 years	16,052	17,169
will expire thereafter	1,612	2,133,690
The majority of the
non-recognized
tax loss-carry forwards relates to Sportradar Group AG, Sportradar Capital Sarl SPA and Atrium Sports Inc, Sportradar Americas Inc and Slam InvestCo S.à r.l., where part of the accumulated tax losses is not expected to be recoverable. The €2.1 billion tax losses not recognized as deferred tax assets relate to Sportradar Group AG and the partially written off investment in Sportradar Holding AG and Slam InvestCo S.à r.l. in statutory accounts as a result of a decline in the share price compared to the share price on the date of the IPO.
12. Earnings per share (EPS)
Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period. The historical weighted average number of ordinary shares outstanding for the comparative periods were recalculated by using an exchange ratio.
The following table reflects the income data used in the basic and diluted EPS calculations:

	Years Ended December 31,
in €‘000	2019	2020	2021
Profit attributable to Class A shares owners	7,777	10,104	8,744
Profit attributable to Class B shares owners	3,957	5,141	3,825

Profit attributable to owners of the Company (basic and diluted)	11,734	15,245	12,569

Class A and Class B shareholders are entitled to dividends based on the nominal value of the ordinary shares. As the Class B shares have lower nominal value, the shares are entitled to 1/10 of the dividends attributable to Class A shares.
The following table reflects the share data used for the weighted-average number of Class B shares (basic and diluted):

	Years Ended December 31,
in thousands of shares	2019	2020	2021
Issued Class B shares at January 1	903,671	903,671	903,671

Weighted-average number of Class B shares at December 31 (basic and diluted)	903,671	903,671	903,671

9

The following table reflects the share data used for the weighted-average number of Class A shares (basic):

	Years Ended December 31,
in thousands of shares	2019	2020	2021
Issued Class A shares at January 1	163,566	177,627	177,627
Effect of share options exercised	—	—	19
Effect of shares issued	8,614	—	7,890
Effect of shares issued related to a business combination	—	—	1,133

Weighted-average number of Class A shares at December 31 (basic)	172,180	177,627	186,670

The following table reflects the share data used for the weighted-average number of Class A shares (diluted):

	Years Ended December 31,
in thousands of shares	2019	2020	2021
Weighted-average number of Class A shares at December 31 (basic)	172,180	177,627	186,670
Effect of RSU`s on issue	—	—	454
Effect of warrants	—	—	1,549

Weighted-average number of Class A shares at December 31 (diluted)	172,180	177,627	188,673

As of December 31, 2020, 1,185,658 RSU`s were excluded from the diluted weighted-average number of ordinary shares calculation because they contain a condition that had not been met as of December 31, 2020.

F-
40

13. Intangible assets and goodwill

Cost in €‘000	Brand name	Customer base	Licenses		Software	Internally- developed software	Goodwill	Total
Balance as of January 1, 2020	7,100	44,766	551,614		18,189	30,248	97,187	749,104
Additions	—	—	64,923		26	6,093	—	71,042
Disposals	(1)	—	(51,535	) 2)	(1,101)	—	—	(52,637)
Disposal due to reduction in service potential	—	—	(17,549)		—	—	—	(17,549)
Translation adjustments	(41)	(7)	(1,042)		(236)	(78)	(1,091)	(2,495)

Balance as of December 31, 2020	7,058	44,759	546,411		16,878	36,263	96,096	747,465
Additions	—	—	324,234		1,032	11,794	—	337,060
Additions through business combinations	1,767	22,134	5		60,918	—	151,225	236,049
Disposals	—	—	(172,042)		(6)	—	—	(172,048)
Disposal due to reduction in service potential	—	—	(9,132)		—	—	—	(9,132)
Translation adjustments	168	1,380	869		4,623	69	11,672	18,781

Balance as of December 31, 2021	8,993	68,273	690,345		83,445	48,126	258,993	1,158,175

Amortization and impairment in €‘000
Balance as of January 1, 2020	(5,847)	(19,646)	(280,966)		(12,122)	(9,726)	—	(328,307)
Additions	(204)	(3,528)	(87,248	) 1)	(1,724)	(3,758)	—	(96,462)
Impairment	—	—	(15,789)		—	—	(10,395)	(26,184)
Disposals	1	—	47,345	2)	1,101	—	—	48,447
Translation adjustments	41	6	522		135	—	406	1,110

Balance as of December 31, 2020	(6,009)	(23,168)	(336,136)		(12,610)	(13,484)	(9,989)	(401,396)
Additions	(396)	(5,012)	(100,601	) 1)	(6,048)	(6,991)	—	(119,048)
Impairment	—	—	—		—	—	—	—
Disposals	—	—	172,042		6	188	—	172,236
Translation adjustments	(37)	(26)	(441)		(169)	30	(852)	(1,495)

Balance as of December 31, 2021	(6,442)	(28,206)	(265,136)		(18,821)	(20,257)	(10,841)	(349,703)

Carrying amount
As of December 31, 2020	1,049	21,591	210,275		4,268	22,779	86,107	346,069

As of December 31, 2021	2,551	40,067	425,209		64,624	27,869	248,152	808,472

1)	Includes € 80,608 and € 94,312 of sport rights amortization for the years ended December 31, 2020 and 2021, respectively.
2)
Disposals in 2020 primarily relates to the disposal of fully amortized licenses (€
47,340
cost and accumulated amortization) and early termination of license contracts. The net difference between cost and accumulated amortization of €
4,190
was recognized as part of derecognition of the corresponding license payable in the consolidated statement of financial position.

As of December 31, 2020 and 2021, brand names with a carrying amount of €944, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time. During the year ended December 31, 2021 there was an increase of €1,767 due to additions to business combinations.

F-4
1

During the years ended December 31, 2019, 2020 and 2021, the Group capitalized internally-developed software costs of €7,863, €6,093 and €11,794, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income. The capitalization of internally-developed software consists of personnel expenses (2019: €7,062; 2020: €5,736; 2021: €11,592) and external costs included in the line item “Purchased services and licenses (excluding depreciation and amortization)” (2019: €801; 2020: €357; 2021: €202).
As of December 31, 2020 and 2021, additions to licenses in the amount of €50,812 and €262,003, respectively were unpaid and recognized as liabilities. Further, additions of €135 and €4,389 as of December 31, 2020 and 2021, respectively, relate to barter transactions. As of December 31, 2021, additions of €27,965 relate to a recognized asset resulting from granted equity instruments and a warrant to a licensor. During the years ended December 31, 2019, 2020 and 2021, the Group settled €50,699, €71,861 and €82,187, respectively, of prior years’ liabilities related to the acquisition of intangible assets. During the years ended December 31, 2019, 2020 and 2021, the cash outflows for acquisitions of intangible assets amounted to €91,576, €91,956 and €124,890, respectively.
During the years ended December 31, 2019, 2020 and 2021, research and development expenditure that is not eligible for capitalization amounted to €27,731, €28,511 and €36,687 respectively, and has been expensed under personnel expenses in the consolidated statements of profit or loss and other comprehensive income.
The three largest sport rights included within licenses have a net book value of €167,530, €71,373 and €37,950 and constitute 65% of the balance as of December 31, 2021. The remaining useful lives are 9 years, 4 years and 3 years, respectively.
13.1 Impairment test
Goodwill
For the purpose of impairment testing, goodwill acquired through business combinations is allocated to a CGU that is expected to benefit from the synergies of the combination and represents the lowest level within the Group at which goodwill is monitored for internal management purposes and which is not higher than the Group’s operating segments.
During 2021, management aligned the naming of CGUs with the operating segments. There was no re-organization
of the segments nor of the CGUs and the change does not represent any re-allocation
of goodwill to the new CGUs. Sports Media US was renamed to United States due to the business being acquired during 2021 in the United States (refer to note 3). The new acquisition covers other products, not only sports media, therefore, goodwill is monitored on a higher level of the structure. Sports Betting CGU was renamed to RoW Betting, Sports Betting AV was renamed to RoW Betting AV and Sports Media RoW to RoW Other.
Allocation of the carrying amount of goodwill to the respective CGUs and the key assumptions used in estimation of the recoverable amount are as follows:

Goodwill per CGU in €‘000	RoW Betting	RoW Betting AV	RoW Other	United States	Optima
Goodwill as of January 1, 2020	15,528	44,001	12,772	10,935	13,952
Impairment	—	—	—	(10,395)	—
Reclassification	13,952	—	—	—	(13,952)
Foreign currency translation effect	(145)	—	—	(540)	—

Goodwill as of December 31, 2020	29,335	44,001	12,772	—	—
Acquisition	—	57,814	4,659	88,752	—
Foreign currency translation effect	117	4,481	72	6,148	—

Goodwill as of December 31, 2021	29,452	106,296	17,504	94,900	—

F-4
2

Key assumptions used
As of December 31, 2020:
Terminal value growth rate	2.0%	2.0%	2.0%	—
Budgeted EBITDA margin 1	45.1%	16.8%	21.3%	—
Discount rate —WACC (before taxes)	10.5%	10.4%	10.3%	—
As of December 31, 2021:
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted EBITDA margin 1	39.8%	15.3%	22.10%	23.2%
Discount rate —WACC (before taxes)	8.6%	8.6%	11.2%	11.1%

1
The budgeted EBITDA margin for the RoW Betting CGUs represents an average margin, whereas the budgeted EBITDA margin for the RoW Other and United States CGUs represents the assumption for the last year of the budget period.

An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. The Group determines the recoverable amount of a CGU on the basis of its value in use.
Impairment tests of goodwill are performed based on the financial budgets most recently prepared by the Group covering the two-year
period to December 31, 2023. The budgets are based on historical experience and represent management’s best estimates about future developments. Budgeted EBITDA was estimated taking into account the average cash flow growth levels experienced over the past years and the estimated sales volume and price growth for the next two years. Sales volumes, sales prices and variable cost assumptions are derived from industry forecasts, forecasts for the regions in which the Group operates, internal management projections and past performance. Cash flow projections beyond the budget period are applied to the CGUs for the following one year with transition into perpetuity. They are based on internal management projections. For CGUs United States and RoW Other, cash flows after the budget period are extrapolated for a further nine to eleven years using declining growth rates and a terminal growth rate thereafter. Both CGUs are in the investment phase and management expects they will be profitable in a longer run. Therefore, management enlarged the time horizon for the extrapolated periods beyond five years as presumed by IAS 36. The cash flows are initially discounted at a rate corresponding to the post-tax
cost of capital.
Pre-tax
discount rates are then determined iteratively for disclosure purposes. The resulting value in use for each CGU is then compared to the carrying amount of the CGU. The key assumptions used by CGUs are shown in the table above.
Based on the above, no impairment of goodwill was identified as of December 31, 2021, as the recoverable value of the CGUs exceeded the carrying value.
Due to significant losses incurred in 2020 and expected decline in future performance for the CGU United States (former Sports Media – US), an impairment assessment of goodwill was performed. Accordingly, management estimated the recoverable amount of the CGU, which was its value in use of (€17.9) million. The estimate of value in use was determined using a pre-tax
discount rate of 14.7% and a terminal value growth rate of 2%. The carrying amount of the CGU United States was determined to be higher than its recoverable amount and an impairment loss was recognized in the consolidated statement of profit or loss and other comprehensive income. An indication of impairment of the NBA and NFL license rights (partly allocated to the CGU – United States) was identified at the same time. Therefore, the license rights were first tested for impairment (see below) and a proportionate amount of the impairment was allocated to the CGU United States. The impairment loss resulting from the goodwill impairment test for the CGU United States (after considering the impairment on the NBA and NFL license rights) was allocated to goodwill and an amount of €10.4 million was written off. The CGU United States goodwill impairment is a part of the United States segment. As of December 31, 2020, no impairment of goodwill was identified for any other CGUs, as the recoverable value of the CGUs exceeded the carrying value.

F-4
3

Impact of
COVID-19
on goodwill
Due to the increased level of uncertainty resulting from
COVID-19
pandemic, management assessed with careful consideration the recoverable amount of the CGUs. As of December 31, 2021, no impairment of goodwill was identified for any of the CGUs, as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to possible changes in the key assumptions such as higher discount rates, lower than budgeted EBITDA margins and lower growth rates was performed as of December 31, 2021 and management did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.
Sensitivity analyses of reasonably possible changes in the underlying assumptions for the CGUs are as follows:

•	0% terminal value growth rate;

•	2% decrease in sustainable EBITDA margin

•	1% increase in discount rate
None of these downside sensitivity analyses in isolation indicated the need for an impairment.
Other intangible assets
As of December 2019, a separate impairment test was performed for the NBA and NFL license rights. This resulted in an impairment for the NBA license in the amount of €36.0 million and for the NFL license in the amount of €2.4 million. The recoverable amount for the NBA license amounted to €90.3 million and $
12.9
million for the NFL license. WACC (before taxes) in the value in use valuation for the NBA and NFL licenses was
8.5%. The impairment was triggered by the slower opening of the relevant market; and the expectations of the former business plan (including RoW) not being met.
During 2020, an impairment test was performed for the NBA and NFL license rights due to the impact of the COVID-19 pandemic which led to an underperformance of the US media business. This resulted in an impairment of the NBA license in the amount of
€13.2
million and of the NFL license in the amount of
€2.6
million. The recoverable amount of the NBA license amounted to €
63.4
million and of the NFL license to €
7.3
million. WACC (before taxes) used in the value in use valuation for NBA and NFL was
9.2
%. The NBA and NFL license rights impaired are part of the following segments: RoW Betting (€
0.8
million), RoW Betting AV (€
3.3
million) and United States (€
11.7 million).
In 2021, the Company assessed whether there is any indication that other intangible assets may be impaired, considering external and internal sources of information and concluded that no other indicators of impairment were identified.

F-4
4

14. Property and equipment

Property and equipment Cost in €‘000	Land and buildings	Other facilities and equipment	Work in Progress	Total
Balance as of January 1, 2020	38,227	19,339	698	58,264
Additions	5,374	1,872	320	7,566
Disposals	(1,347)	(1,689)	—	(3,036)
Reclassification	1,031	—	(1,031)	—
Translation adjustments	(2,199)	(454)	16	(2,637)

Balance as of December 31, 2020	41,086	19,068	3	60,157

Additions	2,961	5,807	23	8,791
Additions through business combinations	433	3,356	—	3,789
Disposals	(2,325)	(398)	(8)	(2,731)
Translation adjustments	1,569	514	1	2,084

Balance as of December 31, 2021	43,724	28,347	19	72,090

Accumulated depreciation in €‘000
Balance as of January 1, 2020	(6,989)	(12,346)	—	(19,335)
Additions	(6,763)	(3,004)	—	(9,767)
Disposals	532	1,627	—	2,159
Translation adjustments	495	274	—	769

Balance as of December 31, 2020	(12,725)	(13,449)	—	(26,174)

Additions	(6,266)	(4,061)	—	(10,327)
Disposals	964	192	—	1,156
Translation adjustments	(478)	(344)	—	(822)

Balance as of December 31, 2021	(18,505)	(17,662)	—	(36,167)

Carrying amount
As of December 31, 2020	28,361	5,619	3	33,983

As of December 31, 2021	25,219	10,685	19	35,923

15. Leases
The Group has entered into various lease agreements. With the exception of short-term leases and leases of low-value
underlying assets, each lease is reflected on the balance sheet as right-of-use
asset and a lease liability. The Group classifies its
right-of-use
assets in a consistent manner to its property and equipment.
Rights-of-use
assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	December 31,
in €‘000	2020	2021
Right-of-use assets – Property and equipment
Land and buildings	25,513	22,905
Other facilities and equipment	100	132
Lease liabilities – Loans and borrowings
Current	7,593	6,013
Non-current	19,985	17,885

F-4
5

Office buildings and vehicles
The Group leases property (office buildings) and a vehicle fleet. The leases are individually negotiated and include a variety of different terms and conditions in different countries but run for a period of one to 18 years, with (in case of office buildings) an option to renew the lease after that date. Generally, the lease contracts have fixed payments. Leases are either non-cancellable
or may be cancelled by incurring a substantive termination fee. For some leases, the Group is restricted from entering into any sub-lease
arrangements. Further, the Group is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.
Office equipment
The Group leases office equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value
items. The Group has elected not to recognize
right-of-use
assets and lease liabilities for these leases.
Information about leases for which the Group is a lessee is presented below.
15.1
Right-of-use
assets
Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €‘000	2020	2021
Balance as of January 1,	27,968	25,513
Depreciation charge for the year	(5,256)	(5,539)
Additions / business combinations	5,523	3,275
Derecognition due to lease termination	(1,356)	(1,301)
Foreign currency effects	(1,366)	957

Balance as of December 31,	25,513	22,905

15.2 Lease liabilities
Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €‘000	2020	2021
Balance as of January 1,	28,845	27,578
Additions to lease liabilities	5,579	2,835
Accretion of interest	765	324
Payments	(3,817)	(7,118)
Additions from business combinations	—	433
Rent concessions	(408)	(59)
Derecognition due to lease termination	(1,711)	(1,400)
Foreign currency effects	(1,675)	1,305

Balance as of December 31,	27,578	23,898

Current	7,593	6,013
Non-current	19,985	17,885

F-4
6

The maturity analysis of lease liabilities is disclosed in note 26.
15.3 Amounts recognized in profit or loss

	Years Ended December 31,
in €‘000	2019	2020	2021
Interest on lease liabilities	671	765	324
Depreciation	4,842	5,342	5,569
Income from sub-leasing right-of-use assets	(7)	(21)	(33)
Expenses relating to short-term leases *)	798	360	547
Expenses relating to low-value assets *)	20	19	8
Rent concessions	—	(408)	(59)

Total amount recognized in profit or loss	6,324	6,057	6,356

*)
The Group has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

15.4 Amounts recognized in the statements of cash flows
Total cash outflow for leases for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Years Ended December 31,
in €‘000	2019	2020	2021
Operating activities - cash outflow for leases
-Short-term and low-value lease payments	818	379	555
-Interest paid on lease liabilities	671	765	324
Financing activities – Principal payment on lease liabilities	5,088	3,817	7,118

Total cash outflow for leases	6,577	4,961	7,997

15.5 Extension options
Some leases over office buildings contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. Most of the extension options held are exercisable only by the Group. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.
16. Equity-accounted investees
16.1 NSoft Group
Until March 31, 2019, the NSoft Group, comprising NSoft d.o.o., Mostar, Bosnia and Herzegovina, in which Sportradar held 40% of the shares, and NSoft Solutions d.o.o., Zagreb, Croatia, in which NSoft d.o.o. holds 100% of the shares, was fully consolidated due to a call option that gave Sportradar the right to acquire an additional 11%
equity ownership, which would give Sportradar a majority of the voting rights and control of the entity. NSoft acts as a partner for Sportradar as the entity is a leading provider of betting software and offers a retail portfolio of games to bookmakers operating in the Eastern European market. As of April 1, 2019, NSoft is accounted for using the equity method because the call option expired on March 31, 2019 and was not exercised or extended.

F-4
7

The Group reviews the carrying amount of its investments in equity-accounted investees for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. As a result of the
COVID-19
pandemic, during 2020 NSoft suffered a significant decrease in revenues. The Group performed an impairment test by comparing the carrying value of its investment in NSoft to its recoverable amount, which was its value in use. The estimate of value in use was determined using a pre-tax
discount rate of 14.5% and a terminal value growth rate of 1.0%. As of December 31, 2020, the recoverable amount of €8,287 was below its carrying amount of €12,865, and thus the Group recorded an impairment loss of €4,578. This is shown as impairment loss on equity-accounted investees in the consolidated statements of profit or loss and other comprehensive income.
No changes in ownership occurred during the year ended December 31, 2021. No impairment trigger noted as of December 31, 2021 given the positive development in the business. The Group did not identify any impairment reversal as of that day.
16.2 Bayes Esports
In the fourth quarter of 2018, Bayes Esports Solutions GmbH (“Bayes Esports”), Berlin, Germany, was founded by Dojo Madness GmbH (“Dojo Madness”), Berlin, and Sportradar. The objective and purpose of Bayes Esports is the development, marketing, operation and provision of
e-sports
data services and products covering professional sports leagues to business customers. This business started operations in March 2019. This investment is classified as an associate and as of December 31, 2019, the Group holds a 45% equity ownership with voting rights.
In 2020, the Group’s equity interest in Bayes Esports was diluted by 2.42%, as a result of an additional equity contribution of €1,250 by Dojo Madness. As of December 31, 2020, the Group holds a 42.58% equity ownership in Bayes Esports.
In 2021, the Group ceased to recognize its share of investee’s losses once it has reduced its investment to zero. No changes in ownership occurred.
17. Other financial assets and other
non-current
assets

	December 31,
in €‘000	2020	2021
Unpaid contribution of capital	79,343	—
Loans receivable (net of expected credit loss)	4,463	1,201
Deposits	1,228	1,855
Equity investment	—	2,605
Other financial assets	10,021	365
Prepayment non-current	—	35,305

Total	95,055	41,331

As of December 31, 2020, unpaid
contribution of capital referred to outstanding proceeds receivable from participation certificates subscribers. The Group has recognized the corresponding receivable as a financial asset due to the contractual right to receive the amount. The unpaid contribution of capital was settled pursuant to the Reorganization Transactions.

F-4
8

The following table displays the composition and movements of loans receivable.

Composition and movements of loan receivables
in €‘000	Loans non-current	Loans current	Total
Balance as of January 1, 2020	3,882	696	4,578
Collection of loans receivable	(454)	—	(454)
Issuance of loans receivable	2,687	—	2,687
Interest	66	202	268
Impairment	(1,496)	(202)	(1,698)
Others	(222)	(12)	(234)

Balance as of December 31, 2020	4,463	684	5,147

Collection of loans receivable	—	(265)	(265)
Issuance of loans receivable	2,122	148	2,270
Interest	251	24	275
Impairment	(5,889)	—	(5,889)
Others	254	(24)	230

Balance as of December 31, 2021	1,201	567	1,768

Category Others represents the reclassification between current and non-current part as well as foreign currency gains or losses.
The movements specifically in the provision for Expected Credit Losses (“ECLs”) are as follows:

Provision for expected Credit Losses

in €‘000	2020	2021
Balance as of January 1,	(6,758)	(8,456)
Impairment	(1,698)	(5,889)

Balance as of December 31,	(8,456)	(14,345)

On August 9, 2021, the Group acquired 14.427% stake in Gameradar (Hainan) Technology Co., Ltd.(“Gameradar”). The Group classified the investment as an equity investment, rather than investment in associate because the Group does not have the power to participate in financial and operating policy decisions of Gameradar. The Group designated the investment at FVOCI because it represents investment that the Group intends to hold for the long term for strategic purposes.
The Group’s investment in Gameradar totalled a fair value of €2,605 as at December 31, 2021 (2020: nil). The fair value of this investment was categorized as Level 3 as of December 31, 2021 (see note 26). This was because the shares were not listed on an exchange and there were no recent observable arm’s length transactions in the shares.
On November 16, 2021, the Group entered into an eight-year exclusive binding partnership arrangement (the “NBA Partnership Agreement”) with the National Basketball Association (the “NBA”) and recognized 20% of the immediately vested warrants at the grant date as non-current
prepayment with the corresponding increase in equity in amount of €35,305. The fair value was measured indirectly, with reference to the fair value of the equity instruments granted. Refer to note 31.

9

18. Trade receivables and contract assets

Trade receivables	December 31,
in €‘000	2020	2021
Trade receivables	27,646	36,347
Trade receivable from associates	648	1,786
Allowance for expected credit losses	(4,482)	(4,190)

Total	23,812	33,943

Contract assets	December 31,
in €‘000	2020	2021
Contract assets	23,890	40,800
Allowance for expected credit losses	(115)	(183)

Total	23,775	40,617

The significant increase in the contract assets is related to the larger amount of services rendered to customers.
The movement in the allowance for ECL in respect of trade receivables and contract assets during the year are as follows:

in €‘000	2020	2021
Balance as of January 1,	(3,194)	(4,597)
Provision for expected credit losses	(2,947)	(288)
Net amounts written off / recovered	1,544	512

Balance as of December 31,	(4,597)	(4,373)

19. Other assets and prepayments
Other assets and prepayments are comprised of the following items:

Other assets and prepayments	December 31,

in €‘000	2020	2021
Prepaid expenses	11,396	20,111
Other financial assets	2,093	4,684
Taxes and fees	568	1,580
Other	961	4,786

Total	15,018	31,161

F-
50

20. Capital and reserves

Capital and reserves in number of shares	Class A ordinary shares	Class B ordinary shares	Shares	Participation certificates
Equity instruments as of January 1, 2021 and as of December 31, 2020	—	—	344,611	155,389
Issued during the year before the IPO	—	—	—	3,320
Reorganization transactions	180,314,159	903,670,701	(344,611)	(158,709)
Issued during the year during and subsequent to the IPO	26,257,358	—	—	—

Equity instruments as of December 31, 2021	206,571,517	903,670,701	—	—

20.1 Ordinary shares
As of December 31, 2020,
our
share capital amounted to €302, consisting of 344,611 registered shares with a par value of CHF 1 per share. As of December 31, 2021, the ordinary share capital amounted to €27,297, consisting of 206,571,517 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01). Ordinary share capital is fully paid in. The holders of Class A and Class B shares are entitled to a single vote per share at shareholder
meetings. Refer to note 1 for details on the Reorganization Transactions.
The share capital before the Reorganization Transactions entitled the holders of ordinary shares to a single vote per share at shareholder meetings. However, there was a shareholder agreement in place which did not grant control to any of the shareholders.
20.2 Additional
paid-in
capital
Additional
paid-in
capital represents the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates of Sportradar Holding AG.
In 2019, there were capital issuances in the amount of €109.0 million of which €87.2 million in proceeds was a receivable as of December 31, 2019 and was contractually payable until the end of 2026. Transaction costs for the issuance of participation certificates in the amount of €1.2 million has been deducted from additional paid-in
capital. The proceeds receivable is shown under other financial assets because Sportradar has a contractual right to receive the amount and the shareholders are contractually committed at the reporting date to make payment (refer to note 17).
In 2020, €7,880 was reclassified from unpaid contribution of capital to additional paid-in
capital as a result of the purchase of forfeited MPP share awards.
In 2021, €5,383 was reclassified from additional
paid-in
capital to unpaid contribution of capital as a result of the issuance of MPP share awards. Additionally in 2021, €63,270 relate to recognized assets resulting from granted equity instruments to licensors.
The Reorganization Transactions led to a decline of equity of €100,088, which is mainly because of the unpaid capital contribution of Slam InvestCo S.à.r.l. to Sportradar Holding AG being now consolidated.
The transaction costs related to the issuance of new shares of €36,399 are recognized in additional paid-in
capital, whereas €26,389 relate to the underwriter discount, which were already deducted from the proceeds for the issuance of new shares.

F-5
1

20.3 Participation certificates
As of December 31, 2020, the participation capital of €161 comprised 183,077 registered participation certificates with a par value of CHF 1 per certificate. Participation certificates were non-voting
and entitled holders to participate in the distribution of discretionary dividends upon declaration by the Company.
On January 29, 2021, the Company issued 208 participation certificates for €1.0 million to a director of the Group. These participation certificates were issued at €4,808 per certificate. The fair value of these participation certificates was determined to be €12,237 per certificate. There were no vesting conditions. Therefore, a share-based payment expense in the amount of €1,545 was recognized at grant date.
On April 7, 2021, the Company issued 1,307 participation certificates for €6.8 million to the seller of Optima, as the first contracted milestones were achieved. On May 6, 2021, the Company issued 1,805 participation certificates in connection with the acquisition of Atrium. See note 3 for further details on the Atrium acquisition.
The participation certificates have been converted to ordinary shares pursuant to the Reorganization Transactions.
20.4 Treasury shares
This represents shares which were reserved for transferring to the POP participants and obtained during the Reorganization Transactions. Refer to note 31 for further details.
20.5
Non-controlling
interest (NCI)
Non-controlling
interest includes (i) a 7
%
non-voting
equity interest in Sportradar US LLC, which also applies to its immediate subsidiary MOCAP Analytics Ltd (until August 2019), and
(ii) 0.003% of Carsten Koerl in Sportradar AG, which also applies to its immediate subsidiaries.
20.6 Capital management
The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Group comprises the management of cash and shareholders’ equity and debt. The primary objective of the Group’s capital management is to ensure the availability of funds within the Group and meet the financial covenants, see note 21. The majority of Sportradar’s operations are financed by the Group’s operating cash flows. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.
Loans and borrowings, excluding leases, represents 43% and 25% of total liabilities and equity as of December 31, 2020 and 2021, respectively.
As of September 26, 2018, a contract for a syndicated bank loan facility of €300.0 million was signed with UBS and ING Bank. All amounts outstanding under the Credit Facility were fully repaid on November 20, 2020.
As of November 17, 2020, the Group entered into a new senior facilities agreement with a syndicate of banks. Under the agreement, the Group was granted a syndicated credit facility of €530.0 million. As of December 31, 2021, the amount of €110.0 million is undrawn and is available as a multicurrency revolving facility for operational purposes. Refer to note 21 for further details.

F-5
2

21. Loans and borrowings

Loans and borrowings	December 31,
in €‘000	2020	2021
Current portion of loans and borrowings
Bank loans	447	73
Lease liabilities (Note 13)	7,593	6,013

	8,040	6,086

Non - Current portion of loans and borrowings
Bank loans	410,654	411,379
Lease liabilities (Note 13)	19,985	17,885

	430,639	429,264

Total	438,679	435,350

Credit Facility Agreement:
On September 26, 2018, the Group entered into a credit facility agreement (the “Credit Facility”) with UBS and ING Bank. Under the Credit Facility, the Group was granted a syndicated credit facility of €300,000 until September 23, 2023. The Group paid an upfront fee of €3,648. The facilities available were as follows:

i.	Facility A1: a EUR senior amortizing term loan facility up to €60,000

ii.	Facility A2: a EUR senior non-amortizing term loan facility up to €90,000

iii.	Facility B: a EUR acquisition term loan facility up to €100,000 towards the financing of permitted acquisitions

iv.	Facility C: a EUR revolving credit facility up to €50,000 towards the general corporate and working capital purposes of the Group
On October 3, 2018, the Group drew €150,000 of the
Credit Facility
 (facilities A1 and A2). Interest was paid quarterly and was based on EURIBOR plus a 2.25 % margin that was guaranteed until December 31, 2019. In 2020, the interest rate varied according to the Group leverage ratio and was 2.25% for January and February, 1.75% for March till September and 1.50% from October until November 20, 2020.
As of November 20, 2020, the Group fully settled the total principal outstanding of €125.0 million plus interest accrued to date on the Credit Facility.
Senior Facilities Agreement:
On November 17, 2020, the Group entered into a new senior facilities agreement (the “Senior Facilities”) with a syndicate of banks. Under the agreement, the Group was granted a syndicated credit facility of €530.0 million. The facility available is as follows:

i.	Facility B: a senior secured term loan facility in EUR up to €420.0 million; maturity after a period of 7 years from first utilization of the facility (the “Closing Date”);

ii.	A multicurrency revolving credit facility (“RCF”) in an aggregate amount up to €110.0 million in base currency; maturity after a period of 6.5 years from Closing Date.
The Group paid an upfront fee, including bank, legal and rating agencies fees, of €11,160. The fee was apportioned proportionally between the two facilities. The portion related to facility B, which was fully drawn, was presented as a contra liability and is amortized to interest expense over 7 years (the “facility period”) using the effective interest rate method.

F-5
3

On November 20, 2020, the Group fully drew down €420.0
million under Facility B of the Senior Facilities. On the same date, the Group used part of the proceeds drawn from this facility to fully settle the principal outstanding plus interest accrued to date on its then existing Credit Facility. Borrowing under facility B is repayable in full in a single bullet repayment on the date falling seven years after the Closing Date. The occurrence of an “Exit Event” which may be due to change in control or a listing transaction, provides each lender with an individual put option at par to require the Group to prepay all outstanding loans owed to it and cancellation of its commitments. No lender has exercised this put option.
As of December 31, 2021, the RCF was not drawn and is fully available for general corporate and working capital purposes of the Group.
Borrowings under facility B bear interest at an annual rate equal to EURIBOR plus a 4.25% margin and as from October 1, 2021 are subject to a margin as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50
Borrowings under the RCF bear interest at an annual rate of EURIBOR plus a 3.75% margin and as from October 1, 2021 are subject to a margin as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75
For the unutilized RCF, there applies a commitment fee in the amount of 30% of the respective RCF margin.
Senior Secured Net Leverage Ratio is defined as the ratio of Consolidated Senior Secured Net Debt as at the last day of the relevant period ending, on such quarter date or on the last day of the month (as applicable), to consolidated proforma EBITDA. The Consolidated Senior Secured Net Debt means the principal amount of all borrowings of the Group constituting senior secured indebtedness, less the aggregate amount at that time of cash and cash equivalent investments held by the Group. Consolidated proforma EBITDA represents EBITDA adjusted for any acquisition, disposal, restructuring or reorganization costs and excluding any non-recurring
fees, costs and expenses directly or indirectly related to such transactions.
Pursuant to the Senior Facilities, the Group is also subject to certain covenants. These covenants include limitation on the Group’s ability to incur additional indebtedness, pay dividends and distribution and repurchase of capital stock. The agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the Group to ensure that the Senior Secured Net Leverage Ratio will not exceed 8.50:1.

F-5
4

The Senior Facilities also provides that at the end of each financial year, the Group is required to make prepayments of a percentage of Excess Cash Flow, depending on the Senior Secured Net Leverage Ratio, in the amounts set out below:

Senior Secured Net Leverage Ratio	Excess Cash Flow prepayment percentage
Greater than 5.00:1	50%
Equal to or less than 5.00:1 but greater than 4.50:1	25%
Equal to or less than 4.50:1	0%
Excess Cash Flow represents the total net cash flow for the year.
The Group was in compliance with all covenants on the Senior Facilities as of December 31, 2021.
The movements in bank loans and bank overdrafts are as follows:

Financial debt movements and change in bank overdrafts
in €‘000	Loans non-current	Loans current	Overdrafts	Total
Balance as of January 1, 2020	120,628	10,169	380	131,177
Proceeds from loans and borrowings	421,061	40,996	—	462,057
Transaction costs related to borrowings	(11,160)	—	—	(11,160)
Payment of loans and borrowings	(115,000)	(55,838)	(285)	(171,123)
Transfers	(5,000)	5,000	—	—
Amortization of borrowing costs	125	—	—	125
Foreign currency rate adjustment	—	25	—	25

Balance as of December 31, 2020	410,654	352	95	411,101

Addition from business combination	1,475	—	—	1,475
Payment of loans and borrowings	(2,024)	(352)	(22)	(2,398)
Amortization of borrowing costs	1,232	—	—	1,232
Foreign currency rate adjustment	42	—	—	42

Balance as of December 31, 2021	411,379	—	73	411,452

22. Employee benefits
The defined contribution plans are related to various subsidiaries. The contributions are recognized as expenses in employee cost and amount to €1,719, €1,729 and €3,503 during the years ended December 31, 2019, 2020 and 2021, respectively. No further obligation exists besides the contributions paid.
The Group has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.
The amounts recognized in the financial statements for the defined benefit pension plans as of December 31, 2020 and 2021 are as follows:

Employee defined benefit liabilities	December 31,
in €‘000	2020	2021
Defined benefit obligation	11,860	11,456
Fair value of plan assets	(8,072)	(9,365)

Net defined benefit liability	3,788	2,091

F-5
5

The net defined benefit liability is included in other
non-current
liabilities in the consolidated statements of financial position.
The movements in the defined benefit obligation and the plan assets are as follows:

Movement in the defined benefit obligations
in €‘000	2020	2021
Defined benefit obligation as of January 1,	10,495	11,860
Interest expense on defined benefit obligation	20	17
Current service cost	577	799
Contributions by plan participants	280	287
Benefits deposited	(180)	(483)
Past service cost	—	(782)
Administration cost (excl. cost for managing plan assets)	5	5
Actuarial (gain) loss on defined benefit obligation	606	(604)
Exchange rate loss	57	357

Defined benefit obligation as of December 31,	11,860	11,456

The defined benefit obligations relate to four plans: Switzerland (2020: €11.2 million; 2021: €10.7 million), Austria (2020: €0.5 million; 2021: €0.5 million), Slovenia (2020: €0.1 million; 2021: €0.1 million ) and Philippines (2020: €0.1 million; 2021: €0.2 million ).

Fair value of plan assets
in €‘000	2020	2021
Fair value of plan assets as of January 1,	7,876	8,072
Interest income on plan assets	12	11
Contributions by the employer	352	360
Contributions by plan participants	280	287
Benefits paid	(180)	(483)
Return on plan assets excl. interest income	(320)	796
EUR/ CHF exchange rate gain	52	322

Fair value of plan assets as of December 31,	8,072	9,365

23. Trade payables
The following table represents trade payables:

Trade payables	December 31,
in €‘000	2020	2021
License fee payables for capitalized sports data rights – non-current	144,651	316,576
Other trade payables – non-current	1,506	3,852

Trade payables non-current	146,157	320,428

License fee payables for capitalized sports data rights – current	94,574	124,789
Other trade payables and accrued expenses – current	36,895	25,223

Trade payables current	131,469	150,012

Total	277,626	470,440

F-5
6

License agreements which qualify as intangible assets are initially measured at cost. These costs are determined based on the present value of the license payments scheduled over the applicable binding period. As of December 31, 2020 and 2021, the carrying amount of license payments was €239,226 and €441,365, respectively.
24. Other liabilities

Other liabilities - current:	December 31,
in €‘000	2020	2021
Other financial liabilities:
Deferred and contingent consideration	7,243	11,829
Due to third parties	4,984	6,319
Other non-financial liabilities:
Payroll liabilities	14,041	24,550
Taxes and fees	9,384	8,171
Provisions	1,947	3,031
Deposit liability	—	5,964
Due to related parties	134	128

Total other liabilities - current	37,733	59,992

Other non-current liabilities:	December 31,
in €‘000	2020	2021
Other financial liabilities:
Deferred and contingent consideration	6,750	4,321
Other non-financial liabilities:
Employee benefit liabilities	3,788	2,091
Other	144	669

Total other non-current liabilities	10,682	7,081

Provisions in €‘000	Legal	Other	Total
Balance as of January 1, 2020	4,581	116	4,697
Additions	1,113	1,690	2,803
Used	(3,351)	(55)	(3,406)
Released	(2,147)	—	(2,147)

Balance as of December 31, 2020	196	1,751	1,947

Additions	1,340	72	1,412
Used	(149)	(56)	(205)
Released	(93)	(30)	(123)

Balance as of December 31, 2021	1,294	1,737	3,031

Refer to note 30 for details on the litigation cases.
25. Contract liabilities
As of December 31, 2020 and 2021, current contract liabilities of €14,976 and €22,956 and non-current
contract liabilities (included in
non-current
trade payables) of €1,743 and €3,853, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next nine years.

F-5
7

The full amount of contract liabilities as of December 31, 2019 and 2020 relating to customer prepayments of €15,590 and €11,403, respectively, has been recognized as revenue in 2020 and 2021, respectively. An amount of €3,617 and €3,585 of contract liabilities as of December 31, 2019 and 2020, respectively, relating to barter deals has been recognized as revenue in 2020 and 2021, respectively.
As of December 31, 2021, contract liabilities of €5,596, arising from barter deals with sports rights licensors will be recognized as revenue as follows:

in €‘000	2021
2022	1,847
2023	1,115
2024	791
2025	420
2026 - 2030	1,423

Total	5,596

As of December 31, 2020, contract liabilities of €5,205 arising from barter deals with sports rights licensors will be recognized as revenue as follows:

in €‘000	2020
2021	3,585
2022	1,024
2023	344
2024	252

Total	5,205

Amounts from a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities (see above) and amounts that are contracted but the service obligations and payments will be fulfilled in the future.
The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2020 and 2021 is €540.0 million and €979.3 million, respectively. This amount mostly comprises obligations to provide support or deliver data over a period of time, as the respective contracts typically have durations of one or multiple years. €406.8 million and €541.7 million of these amounts are expected to be recognized as revenue over the next 12 months during 2021 and 2022, respectively. The majority of the remaining amount is expected to be recognized until 2023 and 2024, respectively. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted mainly by currency fluctuations.
26. Financial instruments – fair values and risk management
26.1 Measurement categories of financial instruments
For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Group would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

F-5
8

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).
The carrying amounts of trade and other receivables, trade payables except for those for capitalized sports data rights licenses, and other financial liabilities included in other liabilities, all approximate their fair values due to the short maturities of these financial instruments. The financial instruments measured at fair value are loans receivable and equity investment.
Bank loans and borrowings bore interest at variable rates. The Company assessed that their carrying amount is a reasonable approximation of fair value.
The fair values of interest-bearing financial assets measured at amortized cost equal the present values of their future estimated cash flows. These present values are calculated using market interest rates for the respective currencies and terms.
The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. They do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The tables present the amounts as of December 31, 2020 and 2021.

	Carrying amounts		Fair values
Financial instruments as of December 31, 2020 in €‘000	Mandatorily at FVTPL	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Loans receivable	2,665				2,665
Financial assets not measured at fair value
Cash and cash equivalents		385,542
Trade and other receivables		24,448
Unpaid capital contribution		89,295
Deposits		2,001
Advances and loans receivable		2,483			2,491

Total	2,665	503,769			5,156
Financial liabilities not measured at fair value
Bank overdrafts		95
Loans and borrowings (excluding lease liabilities)		411,006
Deferred consideration		13,993
Trade and other payables		304,537		298,664
thereof for capitalized licenses		239,226		233,353

Total		729,631		298,664

9

The Company has adjusted the December 31, 2020 comparative amounts for certain immaterial errors to align with the December 31, 2021 presentation.

				Fair values
Financial instruments as of December 31, 2021 in €‘000	Mandatorily at FVTPL	FVOCI – equity investments	At amortized cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Loans receivable	—					—
Equity investment		2,605				2,605
Financial assets not measured at fair value
Cash and cash equivalents			742,773
Trade and other receivables			37,773
Deposits			2,142
Advances and loans receivable			1,767			1,770

Total	—	2,605	784,455			4,375
Financial liabilities measured at fair value
Contingent consideration	8,436					8,436
Financial liabilities not measured at fair value
Bank overdrafts			73
Loans and borrowings (excluding lease liabilities)			411,379
Deferred consideration			7,714
Trade and other payables			511,719		518,145
thereof for capitalized licenses			441,366		447,792

Total	8,436		930,885		518,145	8,436

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2020 and 2021.
Net gains and losses from financial assets and liabilities measured at amortized cost are included in notes 8. Net gains from foreign exchange measurement on financial assets and liabilities measured at amortized cost were €4,771, €17,937 and €1,664 for the years ended December 31, 2019, 2020 and 2021, respectively.
Level 3 recurring fair values
Following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

in €‘000	Equity investment	Loans receivable	Contingent consideration
Balance as of January 1, 2021	—	2,665	—
Assumed in a business combination	—	—	8,246
Acquisition	2,605	—	—
Net change in fair value – unrealized (included in Finance cost / income and Impairment loss other financial assets)	—	(2,665)	190

Balance as of December 31, 2021	2,605	—	8,436

F-
60

26.2 Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk, liquidity risk and credit risk. The Group’s senior management oversees the management of these risks. The Group’s senior management ensures that the Group’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives. The Group reviews and agrees on policies for managing each of these risks which are described below.
26.3 Market risk
Market risks expose the Group primarily to the financial risks of changes in both foreign currency exchange rates and interest rates. Since 2017, the Group utilizes derivate financial instruments to hedge risk exposures arising from its obligations in US Dollars, however, no derivatives were used in 2021. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.
Financial risk management is carried out by Group Treasury and the CFO under policies preapproved by the Board of Directors. They identify, evaluate and hedge financial risks in close co-operation
with the Group’s operating units; and especially cover foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative
financial instruments; and investment of excess liquidity.
26.4 Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when such liabilities become due.
Cash flow forecasting is performed in the operating entities of the Group on a monthly basis and then aggregated by Group Finance which closely monitors the actual status per company and the rolling forecasts of the Group’s liquidity.
The following tables show contractual cash flows for financial liabilities:

Bank debt - contractual cash flows 1)	December 31,
in €‘000	2020	2021
due within one year	18,829	14,978
due within two to five years	73,139	59,658
due after five years	455,211	433,230

Total	547,179	507,866

1)	The contractual cash flows include future interest payments calculated assuming EURIBOR of 0% plus a margin.

Deferred & contingent consideration cash flows	December 31,
in €‘000	2020	2021
due within one year	7,243	11,829
due within two to five years	6,750	4,321

Total	13,993	16,150

F-6
1

Trade payables	December 31,
in €‘000	2020	2021
due within one year	133,987	150,538
due within two to five years	149,107	263,397
due after five years	8,355	106,490

Total	291,449	520,425

Lease liabilities cash flows	December 31,
in €‘000	2020	2021
due within one year	8,215	6,085
due within two to five years	19,003	16,623
due after five years	2,153	3,274

Total	29,371	25,982

Other financial liabilities	December 31,
in €‘000	2020	2021
due within one year	4,656	5,982

Total	4,656	5,982

To service the above license payment commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowing facilities. The Group entered into a new borrowing facility in November 2020. Refer to note 21 for further details.
26.5 Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to financial instruments fails to meet its contractual obligations. The Group is exposed to credit risk from its operating activities (primarily trade receivables), loans granted and its deposits with banks and financial institutions.
The carrying amounts of financial assets and contract assets represent the maximum credit exposure, please refer to note 26.1. At the reporting date, there are no arrangements which will reduce our maximum credit risk.
Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in note 17 “Other financial assets and other non-current assets” and note 18 “Trade receivables and contract assets”.
As the Group’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Group experiences an increasing but still low concentration of credit risk arising from trade receivables. The Group had one customer that accounted for more than 10% of revenue amounting to €39,390 for the year ended December 31, 2019. The Group had for the years ended December 31, 2020 and 2021 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Group continuously tracks the financial information of the counterparties of loans granted.

F-6
2

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2020 and 2021:

Loans receivable: exposure to credit risk and ECLs
in €‘000	Gross carrying amount	Weighted average loss rate	Impairment loss allowance	Credit- impaired
Grades 1 - 6: Low risk (BBB- to AAA)	658	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	6,243	28.1%	(1,754)	no
Grade 12: Loss (D)	6,702	100.0%	(6,702)	yes

Total as of December 31, 2020	13,603		(8,456)

Grades 1 - 6: Low risk (BBB- to AAA)	567	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,288	63,5%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes

Total as of December 31, 2021	16,113		(14,345)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts are suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.
The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2020 and 2021:

Trade receivables from individual customers: exposure to credit risk and ECLs
in €‘000	Gross carrying amount	Weighted average loss rate	Impairment loss allowance	Credit- impaired
Current (not past due)	11,410	1.01%	(115)	no
1 to 60 days past due	10,771	5.27%	(567)	no
61 to 90 days past due	828	11.19%	(93)	no
More than 90 days past due	4,637	79.94%	(3,707)	yes

Total as of December 31, 2020	27,646		(4,482)

Current (not past due)	7,390	0.48%	(36)	no
1 to 60 days past due	19,525	1.58%	(308)	no
61 to 90 days past due	2,321	6.80%	(158)	no
More than 90 days past due	7,111	51.88%	(3,689)	yes

Total as of December 31, 2021	36,347		(4,190)

From 2020 to 2021, weighted average loss rates decreased reflecting improving economic conditions of the customers comparing to pandemic-driven ECL modeling in 2020.
As of December 31, 2020 and 2021, contract assets at the gross carrying amount of €23,890 and €40,800, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €115 and €183, respectively, deducted from the contract assets.
26.6 Foreign currency risk
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Group invoices more than 85% of its business in its functional

F-6
3

currency the Euro. However, license rights are often purchased in foreign currencies and this exposes the Group to a significant risk from changes in foreign exchange rates; in particular, against the US Dollar following the purchase of sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.
In the normal course of business, the Group may enter into financial instruments (derivatives) to manage its normal business exposures in relation to foreign currency exchange rates. The foreign exchange forward contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months. As of December 31, 2019, 2020 and 2021, the nominal value of the foreign exchange forward contracts was USD 54.4 million, with maturity dates within one year, USD nil and USD nil, respectively. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Group Treasury. The main transaction risk is represented by the US Dollar, while other currencies pose minor sources of risk. As of December 31, 2020 and 2021, the Group’s net liability (asset) exposure in US Dollars was €138,664 and €(438,341), respectively. The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2020 and 2021, on profit or loss:

Effect of a quantitative change of foreign currency exchange rates of the EURO against the exposed currencies	December 31,
in €‘000	2020	2021
€ exchange rate +10%	(13,839)	43,486
€ exchange rate +5%	(6,918)	21,743
€ exchange rate -5%	6,918	(21,743)
€ exchange rate -10%	13,839	(43,486)
26.7 Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not actively manage its interest rate exposure.
The Group is mainly exposed to cash flow interest rate risk in conjunction with its borrowings. The interest rate is based on market interest rate plus a margin which is based on the leverage ratio as defined in the Credit Facility and Senior Facilities agreements.
For the €420.0 million syndicated Senior Facilities loan and the €110.0 million unutilized RCF, the foreseeable interest expense for 2022 will be €15.8 million, based on
6-months-EURIBOR
or at least 0% interest, if the EURIBOR is below 0%, plus margin of 350 base points for the Senior Facilities Loan (determined based on the senior secured net leverage ratio) and plus the commitment fee for the RCF. Financial analysts might consider EURIBOR to increase moderately above 0% on a mid-term
basis. A theoretical increase of 100 base points (one percentage point) above zero increases the interest expenditure for 12 months by €4.6 million.
The Group incurs negative interest on positive cash balances for EUR and CHF due to the current interest levels of European and Swiss Central banks.
Loans granted to customers (refer to note 17) bore fixed interest. They do not expose the Group to any interest rate risk.

F-6
4

27. Commitments
During 2021, Sportradar entered into a contract to purchase enterprise resource planning (“ERP”) software. As of December 31, 2021, Sportradar had commitments relating to the ERP and license payments for non-capitalized
or not yet capitalized (i.e. license period has not started yet and advance payments have been already deducted) sports data or media rights licenses, as follows:

Commitments:
in €’000	2020	2021
less than one year	13,698	13,400
between more than one and less than two years	19,666	26,757
between more than two and less than three years	17,499	68,948
between more than three and less than four years	17,675	61,951
more than four years	26,875	522,733

Total	95,413	693,789

Commitments for licenses not yet capitalized amount to €87.5 and €689.9 million as of December 31, 2020 and 2021, respectively.
28. Related party transactions
Related parties comprise shareholders of Sportradar with significant influence, the Canada Pension Plan Investment Board (CPPIB), as the controlling shareholder of BlackBird (a significant shareholder of Sportradar) since October 3, 2018, key management and certain companies (associates). For related party transactions with key management personnel and the board of directors, refer to note 2
9
.
During the years ended December 31, 2019, 2020 and 2021, the major shareholders holding more than 20% in voting rights of Sportradar Group AG/ Sportradar Holding AG were: Carsten Koerl (CEO of Sportradar) with
55.1% and BlackBird s. à r.l. with 40.0% before the IPO. Since the IPO date, Carsten Koerl
has more than 80% of the voting rights. Carsten Koerl holds more than 50% in Bettech Gaming (PTY) LTD based in Cape Town, South Africa, where he also acted as a director. Sportradar generated revenue of €433, €335 and €185 with Bettech in 2019, 2020 and 2021, respectively
,
and as of December 31, 2020 and 2021, €39 and €15, respectively were receivable. Additionally, Carsten Koerl holds 30% of the shares in Betgames – UAB TV Zaidimai situated in Vilnius, Lithuania, with which revenue of €374, €nil and €nil was generated in 2019, 2020 and 2021, respectively.
As of December 31, 2020 and 2021, the Group has outstanding loans that were issued to several members of middle management of €660 and €567, respectively. The loans have a maturity of two years and a fixed interest rate of 5%. The loans were granted to management to purchase participation shares of Slam InvestCo S.à.r.l..
During the years ended December 31, 2019, 2020 and 2021, the transactions with associates are shown below:

Transactions with related parties - Associates in €’000	NSoft			Bayes			Total
	Years Ended December 31,
	2019	2020	2021	2019	2020	2021	2019	2020	2021
Revenue	1,633	1,347	1,861	819	1,585	1,730	2,452	2,931	3,591
Expenses	(571)	(706)	(906)	(1,858)	(5,460)	(5,742)	(2,429)	(6,165)	(6,649)

F-6
5

As of December 31, 2020 and 2021, outstanding balances with associates are shown below:

	NSoft		Bayes		Total
	Years Ended December 31,
	2020	2021	2020	2021	2020	2021
Trade receivables	98	204	550	1,582	648	1,787
Trade payables	—	—	(507)	(598)	(507)	(598)
29. Compensation of the board of directors and key management personnel
During the years ended December 31, 2019, 2020 and 2021, the Board of Directors’ (“Verwaltungsrat”) aggregate emoluments amounted to €475, €60 and €470, respectively. Additionally, the directors were also reimbursed for travel costs of €281, €34 and €0 during the years ended December 31, 2019, 2020 and 2021, respectively.
For the years ended December 31, 2019, 2020 and 2021, the total compensation awarded to key management personnel amounted to €6,033, €3,067 and €6,207, respectively. Additionally, Sportradar contributed an amount of €386 and €357 to the employee pension fund, for the years ended December 21, 2020 and 2021, respectively.
Compensation paid to Board members and key management personnel for employee services, which is included in personnel expenses in the consolidated statement of profit or loss and other comprehensive income, is shown below:

Compensation of Board members and key management personnel	Years Ended December 31,
in €‘000	2019	2020	2021
Short-term employee benefits	6,508	3,127	6,677
Post-employment pension and medical benefits	248	386	357
Share-based payments	—	1,093	4,280

Total	6,756	4,606	11,314

30. Contingencies
From time to time, and in the ordinary course of business, the Group may be subject to certain claims, charges and litigation. Management regularly analyzes current information pertaining to ongoing cases including, where applicable, the Group’s defense claims and insurance coverage of any potential liability. The Group recognizes provisions for potential liabilities if they have been advised by its legal counsel that it is probable the legal case against the Group will be successful. In some instances, the ultimate outcome of these cases may have a material impact on the Group’s financial position and earnings.
The Group considers that no material loss to the Group is expected to result from these claims and legal proceedings.
31. Share-based payments
Employee option plan
Phantom option plan
In December 2019, the Group established the Phantom Option Plan (“POP”). Employees were granted 946 options under the POP in January 2020 (“wave 1”). Under the wave 1 terms, upon an exit event, employees were entitled to receive bonus payments equivalent to the difference between the value of the Group’s participation certificates at the date of the exit event and the fair value of the options on grant date. Therefore, these options were initially recognized as cash-settled share-based transactions and classified as a liability.

F-6
6

In December 2020, the POP terms were amended, and 2,529 new options were granted to employees under the amended plan (“wave 2”). Under wave 2, employees are entitled to receive restricted share units (RSUs) of the Company upon an exit event equivalent to the difference between the share price at the exit event date and the fair value of the options at grant date. Therefore, these options are recognized as equity-settled share-based transactions.
Employees that received options under wave 1 were invited to convert their options to wave 2 and all employees accepted. As a result of this modification, the liability recognized originally for the cash-settled share-based payment transaction was derecognized and the modified fair value of the options under wave 2 was recognized in equity reserves, to the extent the awards had vested. The difference between the carrying amount of the liability and the amount recognized in equity reserves of €193 was recognized in personnel expenses in the consolidated statements of profit or loss and other comprehensive income.
The options include a service-based (30%) component and an exit-value based (70%) component. The service-based component vests over five years from the year of grant, subject to the occurrence of an exit event within the five year period. The exit-value based component vests upon an exit event, subject to meeting the required exit value. As of the date of an exit event, the vested service-based options convert to vested RSUs and the employees receive equivalent shares in the Company immediately. Any unvested service-based options and all exit-value based options as of the exit event date will convert to unvested RSUs and vest in equal tranches until 2024.
The fair value of the options issued under the POP has been determined using a stochastic model. Service and non-market
performance conditions attached to the arrangement were not taken into account in measuring fair value.
The inputs used in the measurement of the fair value of the service-based and exit-value based components of the phantom options were as follows:

Valuation inputs:	2020
Fair value at grant date	€1,352.74
Share price at grant date	€5,192.46
Exercise price	€3,937.72
Expected volatility (weighted-average)	37.66%
Expected term	2.47 years (service-based options) / 2.06 years (exit-value based options)
Expected dividends	—
Risk-free interest rate (based on Swiss government securities)	—
Required exit value	€2.1 billion

F-6
7

The Group does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model. The expected volatility is based on the historical volatility of public companies that are comparable to the Group over the expected term of the options. The risk-free rate is based on Swiss government securities over a period commensurate with the expected term. The required exit value is the minimum equity value of the Group required for participants to claim their vested options.

	Number of shares	Weighted average grant date Fair Value per option/share
Outstanding options as of December 31, 2020	3,475	€1,352.74
Granted	68	€4,081.36
Forfeited before IPO-date	(78)	€1,352.74

Conversion to restricted share units	1,199,364	€3.91
Forfeited after the IPO date	(13,706)	€3.91
Vested	(350,174)	€3.91

Unvested restricted shares as of December 31, 2021	835,484	€3.91

The Group recognizes a share-based payment expense on these restricted share units on a graded vesting basis from grant date to 2024. For the year ended December 31, 2020 and 2021, a total share-based payment expense of €1,037 and €1,681 relating to these restricted share units has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.
Management participation plan
Slam InvestCo S.à.r.l. (“Slamco”) was established in May 2019 to enable the directors and employees of the Group to invest in Sportradar via the management participation plan (“MPP”) administered by Slamco. As the shares issued by Slamco are linked to the performance of Sportradar and meet the definition of a share-based arrangement under IFRS 2, they are considered share awards to Sportradar’s directors and employees. During the year 2021, the Company amended the MPP agreement to modify the vesting terms. Under the amended agreement, the share awards no longer vest fully upon an exit event, and instead will vest on a graded vesting basis from the date of the exit event until 2024. There was no change to the total cost of the existing MPP share awards to be recognized over the vesting period as a result of this amendment.
In 2019, these share awards were issued at their fair value (€71 per share award) which was based on the share price determined from an arm’s length transaction between unrelated parties. Therefore, no related share-based payment expense was recognized in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2019. During the year ended December 31, 2019, the total number of share awards granted under the MPP was 303,646.
During 2020, the Group purchased shares of Slamco from former directors and employees upon their resignation. These share purchases were considered to be forfeitures in accordance with IFRS 2. As these shares were issued at fair value and no share-based payment expense was recognized, there was no reversal of expense during 2020 relating to these forfeitures. The Group re-issued
some of these forfeited shares to new directors and employees. These shares were issued at a weighted average share price of €74 per share. The fair value of these share awards was determined to be €149 per share and was based on the price determined from an arm’s length share transaction between unrelated parties. The non-market
performance condition attached to these share awards was not taken into account in measuring fair value. The difference between the fair value and the issuance price of the share award is recognized as a share-based payment expense over the vesting period on a straight-line basis. This

F-6
8

expense amounted to €1,290 for the year ended December 31, 2020 and is recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income. During the year ended December 31, 2020, 53,572 share awards were forfeited and an additional 45,008 awards were granted, resulting in a total number of outstanding share awards of 295,082. The forfeited shares that were not re-issued
in 2020 amounting to €1,970 are recognized under treasury shares in the consolidated statement of changes in equity as of December 31, 2020.
For the year ended December 31, 2021, the total number of share awards granted under the MPP were 7,501 of which 3,589 were forfeited, resulting in a total number of outstanding share awards of 298,994. The new share awards were issued at €108.66 per share award. The fair value of these share awards was determined to be €759.84 per share award and was based on a valuation conducted in connection with a potential acquisition of the Company and bids received from independent third parties. For the year ended December 31, 2021, the Group recognized share-based compensation expense of €5,607, in the consolidated statements of profit or loss and other comprehensive income.
Omnibus stock plan
In 2021, the Group established the Omnibus stock plan, under which our employees, consultants and directors, and employees and consultants of our subsidiaries are eligible to receive awards. The RSU`s include a service-based component. The service-based component vests over 4 years from the year of grant and for some cases over 1 year. The grant date fair value of the RSU`s granted under the Omnibus stock plan are estimated to be equal to the closing price of the Company`s common stock price as of the grant dates.
A summary of the Omnibus stock plan restricted share and option activities for the year ended December 31, 2021 is as follows:

	Number of shares	Weighted average grant date Fair Value per share
Unvested restricted shares as of December 31, 2020	—	$—
Granted	1,302,599	$17.34

Unvested restricted shares as of December 31, 2021	1,302,599	$17.34

	Number of options	Weighted average exercise price
Outstanding as of December 31, 2020	—	$—
Issued	33,513	$27.00

Outstanding as of December 31, 2021	33,513	$27.00

Exercisable as of December 31, 2021	—

Unvested as of December 31, 2021	33,513

9

The inputs used in the measurement of the option to acquire up to 33,513 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$27.00
Expected volatility (weighted-average)	37.33%
Expected term	6.5 years
Expected dividends	—
Risk-free interest rate (based on US government bond)	1.03%
The Group recognizes a share-based payment expense on these restricted shares and options on a graded vesting basis from grant date to 2025. For the year ended December 31, 2021, a total share-based payment expense of €1,149 relating to these restricted shares has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.
NHL warrants
On July 22, 2021, Sportradar entered into a
10-year
global partnership with the National Hockey League (“NHL”) (the “License Agreement”). Under the terms of the License Agreement, Sportradar is named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the License Agreement, Sportradar granted the NHL the right to acquire an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of $8.96 and an additional amount of Class A ordinary shares calculated by dividing $30 million by the initial public offering price, which was not exercised and expired. Additionally, we granted the NHL a warrant to purchase 1,353,740 Class A ordinary shares at a subscription price of $23.45 per Class A ordinary share.
The inputs used in the measurement of the option to acquire up to 1,116,540 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$8.96
Expected volatility (weighted-average)	30%
Expected term (as of September 14, 2021)	0
Risk-free interest rate (based on US government bond)	0.04%
The inputs used in the measurement of the warrant were as follows:

Valuation inputs:	2021
Valuation model	Cox-Ross-Rubinstein binominal model
Share price at grant date	$27.00
Exercise price	$23.45
Expected volatility (weighted-average)	30%
Expected term	120 months
Risk-free interest rate (based on US government bond)	1.28%

F-
70

A summary of the company’s NHL warrants activity for the year ended December 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price
Outstanding as of December 31, 2020	—	$—
Issued	—	$23.45

Outstanding as of December 31, 2021	1,353,740	$23.45

Exercisable as of December 31, 2021	—

Unvested as of December 31, 2021	1,353,740

The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in
capital in the amount of €27,965.
NBA warrants
On November 16, 2021, Sportradar entered into an eight-year exclusive binding partnership arrangement (the “NBA Partnership Agreement”) with the NBA pursuant to which the NBA will use Sportradar’s capabilities with respect to data collection, tracking and betting feeds, as well as Sportradar’s integrity services, commencing with the 2023-2024 season for an eight-year term. In consideration of the rights and benefits granted under the NBA Partnership Agreement, the Company has agreed to pay the NBA the applicable annual license fees. The Company also agreed to grant the NBA warrants that, once vested, are exercisable for an aggregate number of Class A ordinary shares equal to 3.00% of the total number of Class A ordinary shares outstanding on a fully diluted, as-converted
basis, as of the date of the NBA Partnership Agreement, at an exercise price of $0.01 per share. The warrants are subject to an eight-year vesting schedule commencing in 2023, with 20% of the warrants vesting upon execution of the NBA Partnership Agreement.
A summary of the company’s NBA warrants activity for the year ended December 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price
Outstanding as of December 31, 2020	—	$—
Issued	9,229,797	$0.01

Outstanding as of December 31, 2021	9,229,797	$0.01

Exercisable as of December 31, 2021	1,845,959

Unvested as of December 31, 2021	7,383,838

The Company will obtain the license on October 1, 2023 and has treated the already vested
20
% of the warrants as prepayment with a corresponding credit in additional paid-in
capital. The remaining 80% of the warrants will be recognized on October 1, 2023. The company will start to recognize compensation costs within amortization expenses in the consolidated statements of profit or loss and other comprehensive income during the contract term, starting at the commencement date.
32. Subsequent events
On March 29, 2022, the Group purchased a non-controlling interest in the subsidiary Sportradar US, LLC, a Delaware limited liability company, for

$32.0 million in cash. Following this transaction, Sportradar US, LLC is a wholly-owned subsidiary of the Group.

F-7
1

33. List of consolidated entities

Share of capital in%	December 31, 2020	December 31, 2021
Holding
Sportradar Group AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
▶ DataCentric Corporation, Philippines	100%	100%
▶ Sport Data AG, Switzerland	100%	100%
▶ Sportradar AB, Sweden	100%	100%
▶ Sportradar Americas Inc, USA	100%	100%
▶ Sportradar Solutions LLC, USA	100%	100%
▶ Sportradar US LLC, USA	93%	93%
▶ MOCAP Analytics Inc., USA	100%	100%
▶ Sportradar AS, Norway	100%	100%
▶ Sportradar Australia Pty Ltd, Australia	100%	100%
▶ Sportradar Germany GmbH, Germany	100%	100%
▶ Sportradar GmbH, Germany	100%	100%
▶ Sportradar GmbH, Austria	100%	100%
▶ Sportradar informaticijske tehnologije d.o.o., Slovenia	100%	100%
▶ Sportradar Latam S.A., Uruguay	100%	100%
▶ Sportradar Malta Limited, Malta	100%	100%
▶ Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
▶ Sportradar OÜ, Estonia	100%	100%
▶ Sportradar Polska sp. z o.o., Poland	100%	100%
▶ Sportradar Singapore Pte.Ltd, Singapore	100%	100%
▶ Sportradar UK Ltd, UK	100%	100%
▶ Sportradar Virtual Gaming GmbH, Germany	100%	100%
▶ Sportradar SA (PTY) LTD, South Africa	100%	100%
▶ Sportradar Media Services GmbH, Austria	100%	100%
▶ Optima Information services S.L.U., Spain	100%	100%
▶ Optima research & development S.L.U., Spain	100%	100%
▶ Optima BEG d.o.o., Serbia	100%	100%
▶ Optima Gaming U.S.Ltd, USA	100%	100%
▶ Optima Gaming Operations U.S.Ltd, USA	100%	100%
▶ Sportradar Data Technologies India LLP, India	100%	100%
▶ Interact Sport Pty, Australia		100%
▶ Interact Sport Pty, UK		100%
▶ Atrium Sports, Inc. , USA		100%
▶ Atrium Sports Ltd , UK		100%
▶ Atrium Sports Pty Ltd , Australia		100%
▶ Synergy Sports Technology LLC , USA		100%
▶ Keemotion Group Inc., USA		100%
▶ Synergy Sports, SRL, Belgium		100%
▶ Keemotion LLC, USA		100%
▶ Synergy Sports Lab, Switzerland		100%
▶ Sportradar Slovakia s.r.o.		100%
Sportradar Capital Sarl SPA, Luxembourg	100%	100%
Sportradar Jersey Holding Ltd, UK	100%	100%

2

Share of capital in%	December 31, 2020	December 31, 2021
Sportradar Management Ltd, UK	100%	100%
▶ Fresh Eight Ltd., UK		100%
Slam InvestCo S.à r.l., Luxembourg		100%
Sportradar Holding AG, Switzerland		100%
Associated companies that are accounted for under the equity method
▶ Nsoft d.o.o, Bosnia and Herzegovina	40%	40%
▶ Bayes Esports Solutions GmbH, Germany	42.58%	42.58%
▶ SportTech AG, Switzerland		49%

F-7
3