Form 20-F
period 2022-12-31
Sportradar Group AG
filed 2023-03-15
CIK 1836470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 206,848,644 Class A ordinary shares and 903,670,701Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

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

Large accelerated filer	☐	Non-accelerated filer	☐
Accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

Immediately following the reorganization transactions described under Item 4. “Information on the Company—A. History and Development of the Company—The Reorganization Transactions,” Sportradar Group AG became a publicly listed holding company and its sole material asset became its equity interest in Sportradar Holding AG. As the sole direct holder of equity in Sportradar Holding AG (which is the Company’s predecessor for financial reporting purposes and was merged into Sportradar Group AG in June 2022), Sportradar Group AG operates our business and controls its strategic decisions and day-to-day operations. As a result, we have consolidated the financial results of Sportradar Holding AG following our initial public offering in September 2021. Our financial information is presented in Euros. For the convenience of the reader, in this Annual Report, unless otherwise indicated, translations from Euros into U.S. dollars were made at the rate of €1.00 to $1.07, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this Annual Report to “$” mean U.S. dollars, all references to “€” mean Euros and all references to “CHF” mean Swiss Francs.

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

Key Financial and Operational Performance Indicators

Throughout this Annual Report, we provide a number of key financial and operational performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metrics.” We define certain terms used in this Annual Report as follows:

●	“Adjusted EBITDA” represents profit for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, management restructuring costs, professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, one-time charitable donation for Ukrainian relief activities, share of loss of equity-accounted investee (SportTech AG), foreign currency gains, net, finance income and finance costs, and income tax expense and certain other non-recurring items. Adjusted EBITDA is a non-IFRS measure and a reconciliation to profit for the year, its most directly comparable IFRS measure, is included in Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metrics” together with an explanation of why we consider Adjusted EBITDA useful.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metrics” for the explanation of why we consider the ratio of Adjusted EBITDA to revenue useful in evaluating our operating performance. The most directly comparable IFRS measure to Adjusted EBITDA margin is profit for the year as a percentage of revenue.
●	“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. Adjusted Free Cash Flow is a non-IFRS measure and a reconciliation to net cash from operating activities, its most directly comparable IFRS measure, is included in Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metrics,” together with an explanation of why we consider Adjusted Free Cash Flow useful.
●	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metrics” for the explanation of why we consider the ratio of Adjusted Free Cash Flow to Adjusted EBITDA useful in evaluating our operating performance. The most directly comparable IFRS measure to Cash Flow Conversion is net cash from operating activities as a percentage of profit for the year.
●	“Net Retention Rate” is calculated for a given period by starting with the reported trailing twelve month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have previously referred to this calculation as “Dollar Based Net Retention Rate” in prior reports, which is the same calculation we are now using for “Net Retention Rate.”

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. In addition, certain statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets in this Annual Report are not based on published data obtained from independent third parties or extrapolations therefrom, but rather are based upon our own internal estimates and research, which are in turn based upon multiple third-party sources, including the Spectator Sports Global Market Report 2022 (October 2022) from the Business Research Company (the “2022 BRC Report”), the H2 Gambling Capital’s Global All Product Summary, dated January 5, 2023 (the “H2 Report”), and Gambling Compliance’s January 2021 U.S. Sports Betting Tracker (the “Gambling Compliance Tracker”).

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

Solely for convenience, references to the trademarks, service marks, logos and trade names in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, copyrights, service marks, logos and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are contained principally in Item 3.D. “Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations are forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including those set forth in “Summary of Risk Factors” and Item 3.D. “Risk Factors”.

SUMMARY OF RISK FACTORS

Many important factors could adversely impact our business and financial performance, including, but not limited to, those discussed in Item 3.D. “Risk Factors” of this Annual Report and the following:

●	economic downturns and political and market conditions (including military conflicts) beyond our control could adversely affect our business, financial condition or results of operations;
●	the global COVID-19 pandemic has had and may continue to have an adverse effect on our business or results of operations;
●	we depend on the success of our strategic relationships with our sports league partners;
●	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters may adversely impact our reputation;
●	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;
●	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;
●	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;
●	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;
●	our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers and regulators, and may expose us to liability;
●	interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;
●	any current or future joint ventures or minority investments will be subject to certain risks inherent in these investments;
●	we, our customers and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;
●	a significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or limited regulatory framework exists and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties;
●	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers and other stakeholders in the industry;

●	failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting;
●	we are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business;
●	failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;
●	we may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan;
●	acquisitions create certain risks and may adversely affect our business, financial condition or results of operations; and
●	as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces risks and uncertainties which may be significant. You should carefully consider the risks described below and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) before making or maintaining an investment in our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, reputation, financial condition, share price or results of operations could be materially adversely affected by any of these risks as well as other risks not currently known to us or not currently considered material. The trading price and value of our Class A ordinary shares could decline due to any of these risks, and may result in a loss of all or part of an investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

Macroeconomic Risks

Economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as war or acts of terrorism, could adversely affect our business, financial condition or results of operations.

Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, financial condition or results of operations. In the past decade, global and U.S. economies have experienced tepid growth following the financial crisis of 2008 and 2009 and there is an increasing risk of a recession due to international trade, monetary policy, and the global COVID-19 pandemic, among other factors. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, inflation, bank failures, slowing economic growth, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content. Further, such adverse macroeconomic conditions could also result in the increased risk of customers’ or other third party’s failure or inability to meet their payment obligations to us. Military conflicts, acts of terrorism or war, such as the ongoing conflict in Ukraine with Russia, could cause disruptions in our business or the businesses of our customers, partners, or the global economy as a whole. Specifically, Russia’s invasion of Ukraine and the uncertainty surrounding the conflict could continue to negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. While we have not experienced a material impact on our business due to this disruption, the impact on our employees as well as the potential for broader, adverse economic impacts of this event are difficult to measure and the broader or longer-term impacts of such event on our business is difficult to predict. We may be unable to offset general cost increases and higher inflation, including increases impacting costs of labor and professional fees, operations, selling, marketing, communications, travel, technology and software development and other costs. If spending reductions and price increases do not offset general cost increases and the impacts of higher inflation, there may be a material adverse effect on our financial condition, cash flows, profitability and liquidity.

In addition, changes in general market, slowing economic growth and unstable political conditions in domestic and foreign economies or financial markets, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole may reduce the demand for sports media, entertainment and betting products and services. Any one of these changes could have a material adverse effect on our business, financial condition or results of operations.

Risks associated with international operations and foreign currencies could adversely affect our business, financial condition or results of operations.

Our extensive global presence and ability to grow in international markets could be harmed by a number of factors, including:

●	Sports betting products and services may be limited or prohibited by existing law or new legislation. We may be required to cease operations in particular countries due to political uncertainties or government restrictions imposed by the United States government or foreign governments, including the United Kingdom and EU countries. We may also experience difficulties due to differing labor regulations, restrictions on repatriation of funds, varying tax regimes and an inability to collect payments or obtain recourse under the laws and regulations of foreign jurisdictions.
●	Economic or political instability, natural disasters, war, military conflicts, acts of terrorism or cyber-terrorism, civil unrest or infrastructure disruptions may cause currency devaluation that makes exchange rates difficult to manage, sporting events or matches to be postponed, cancelled or modified or our offices and employees in such regions to be negatively impacted. These risks could negatively impact our ability to offer our services and as a result could adversely affect our business, financial condition or results of operations.

●	The general state of technological infrastructure in some lesser developed countries, including countries where we have a large number of customers, creates operational risks for us that generally are not present in our operations in Europe and other more technologically developed countries.
●	Reduced respect and protection for intellectual property rights in some jurisdictions may increase our costs to monitor, enforce and defend our intellectual property rights, and we may not be able to detect infringement or piracy by third parties.
●	Differing economic cycles and conditions, regional inflation fluctuations and consumer spending trends, varying business practices and levels of local expertise and limited brand recognition in foreign markets all create additional risks of unexpected costs, inefficient operations and unsuccessful growth in certain locations.

As a global business, we also have assets and liabilities denominated in currencies other than our Euros reporting and functioning currency, such as our purchased license rights, which are subject to foreign exchange rate risk.

Although we have in the past used, and may in the future use, derivative financial instruments to hedge against some of our risk exposures arising from our obligations in foreign currencies, there can be no assurance that our hedging activities will effectively manage our foreign exchange risks. In particular, we may not fully hedge our positions in certain currencies and may not always obtain funding in all the currencies we require. Therefore, to the extent we are unable to hedge our position in a currency or is imperfectly hedged in respect of that currency, we may experience unrealized or realized losses. If we are not able to effectively anticipate and manage these risks, they may have a material adverse effect on our international operations or our business as a whole. During the years presented herein this annual report, the Company did not have any derivative contracts.

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

Government mandated closures of offices or other restrictions on workplaces and voluntary precautionary measures we take have impacted and may continue to impact our ability to operate effectively, serve our customers, and implement regulatory and technology changes, and our ability, and the ability of our service providers, to undertake on-site audits or assessments that might be required by law or regulation. It may also become more challenging for us to manage a growing workforce, as our ability to maintain our company culture and integrate new employees is affected by work-from-home policies. It is possible that our systems and controls are less effective as a result of our compliance and risk teams and other staff being able to work remote from time to time. Failure to maintain adequate systems and controls may expose us to operational and regulatory risk.

As a result of the COVID-19 pandemic, significant suspension or cancellation of sporting events has occurred, leading to declines in the available content we deliver to our customers, our ability to access sports venues to collect data and sporting events on which bets can be placed. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy and security risk and certain other risks related to our international operations. Governments could also enhance restrictions on gambling and betting product advertisement in light of the COVID-19 pandemic. If, as a result of the COVID-19 pandemic, the global economic downturn continues or worsens, government restrictions to reduce the spread of the virus are reinforced or prolonged or live sporting events and matches continue to be postponed, cancelled or modified, we could experience a greater drop in demand for our products and services, which could adversely affect our business, financial condition or results of operations.

Governments have taken unprecedented actions in an attempt to address and rectify the extreme market and economic conditions caused by the COVID-19 pandemic by providing liquidity and stability to financial markets. If these actions are not successful, increased adverse economic conditions may have a material impact on our operations and/or our ability to raise capital, if needed, on a timely basis on acceptable terms or at all.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, business interruptions and market expansion opportunities.

Business Model Risks

We depend on the success of our strategic relationships with our sports league partners. Overreliance or our inability to extend existing relationships or agree to new relationships may cause loss of competitive advantage or, unanticipated costs or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on strategic relationships with more than 350 sports leagues and federations globally, including the National Basketball Association (“NBA”), National Hockey League (“NHL”) and Major League Baseball (“MLB”), for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our customers and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete. Should any of our existing or future relationships with such strategic partners fail to provide official (live) data and streaming rights in accordance with the terms of our arrangements, we are unable to renew such contracts on commercially acceptable terms, or at all, or we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations. Increased competition for league partnerships could result in higher costs to secure the relationships, lower revenue and greater expenses generally, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more countries and therefore block our access to such market.

Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters could cause the popularity of sports betting to decline and significantly influence the regulation of sports betting and impact responsible gaming requirements, which may adversely impact our reputation.

We provide products and services to more than 900 sports betting operator customers around the globe and as of each of the fiscal years ended December 31, 2022 and 2021, we generated 53.3%, 22.0% and 17.5%, and 55.1%, 25.0% and 12.8% of our total revenue from our RoW Betting (as defined below), RoW AV (as defined below) and United States segments, respectively. We also operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to address negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

Unfavorable publicity regarding us or the actions of third parties with whom we have relationships or the underlying sports (including declining popularity of the sports or athletes) could seriously harm our reputation. Negative publicity in the industry, including related to fixed-odds betting terminals, gambling by minors and gambling online, even if not directly or indirectly connected with us or our products and services, may adversely impact our reputation and the willingness of the public to participate in sports betting. Additionally, the attraction of sports betting to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the sports betting industry. If the perception that the sports betting industry is failing to adequately protect vulnerable players, regulators may impose additional restrictions on the offering of sports betting services. Furthermore, negative publicity and reputational harm may give our sports league partners a termination right to discontinue their contracts with us and our business and results of operations may be adversely affected.

In addition, public opinion can significantly influence the regulation of sports betting. A negative shift in the perception of sports betting by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize sports betting or introduce legislative restrictions, resulting in monopolies or total prohibitions, thereby limiting the number of bookmaker customers to which and/or jurisdictions in which we can potentially expand. Increasingly negative public perception could also lead to new restrictions on, or the prohibition of, sports betting-related services where we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result, this could have a material adverse effect on our revenue and could increase operating expenses. For instance, further changes to the United Kingdom’s or other European states’ betting or gaming laws or regulations in reaction to adverse media coverage in such jurisdictions, including changes in the political or social attitude to online betting caused by such coverage, could have a material impact on our business, financial condition or results of operations.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings and adversely affect our business.

Our ability to offer sports content solutions that increase sponsor and fan engagement is increasingly important to the success of our business and our ability to generate revenue, is sensitive to rapidly changing consumer preferences and industry trends, and depends on our ability to satisfy consumer tastes and expectations in a consistent manner. A reduction in consumer spending and engagement time spent on our customers’ products could reduce our customers’ demand and adversely affect our business and revenue. This is especially true in jurisdictions where we operate under a revenue-share model. Our success depends on our ability to offer products and services, including our sports content and media, that meet the changing preferences of the sports content consumer market, including those of our television, cable network and broadcast partners. We invest in our sports image and editorial application programming interfaces (“APIs”), including in the creation of high quality content, and our insights and sports page solutions. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our products, services and content offerings or those of our partners. Furthermore, a lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns or disputes with production teams, could have an adverse effect on our business, financial condition or results of operations.

Our market is competitive and we may lose customers and relationships to both existing and future competitors. Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.

The markets for sports data, media, entertainment and betting are competitive and rapidly changing. Competition in these markets may be further exacerbated if economic conditions or other circumstances, such as COVID-19, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing and future competitors, which could include technology companies new to our industry, may have or may in the future obtain greater name recognition, larger customer bases, or better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners. For instance, we currently rely on data journalists to attend events to collect data and use specific types of data and platforms that could become obsolete. If our competitors develop technology that replaces the need for data journalists before we do and/or create faster and more accurate data technologies, our business could be materially harmed. Further, if competitors gain access to faster visual feeds from stadiums, the value of our in-stadium rights would be reduced and our revenue could decline.

Further, as the industry grows, jurisdictions legalize sports betting and current operational jurisdictions progress toward maturity, we expect the competitive landscape will continue to change in a variety of ways, including:

●	rapid and significant changes in technology, resulting in new and innovative sports entertainment and content options, that could place us at a competitive disadvantage and reduce the use of our products and services;

●	direct competitors, such as sports data and solution providers and indirect competitors, such as the sports betting bookmakers and media companies we serve or the league partners we rely on for (live) data and streaming rights, other industry participants and/or new market entrants (including technology and social media companies) may develop products and services that compete with or replace our products and services; and
●	participants in the sports media, entertainment and betting industries may undergo disintermediation of service providers and establish direct business relationships with sports leagues and teams for data, statistics and content.

If we are unable to retain customers or obtain new customers, respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content, or maintain or develop relationships with sports organizations, our revenue and profitability could also decline.

If we fail to attract new customers, if the revenue generated by new customers differs significantly from our experiences, or if our customer acquisition costs increase, our business, revenue and growth will be harmed.

We must continually attract new customers in existing markets and expand into new markets in order to grow our business, which depends in large part on the success of our sales and marketing efforts, and our ability to deliver and enhance our services and our overall customer experience, to keep pace with changes in technology and product requirements and expand our marketing partnerships and disbursement network.

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

We may not be able to acquire new customers in sufficient numbers to continue to grow our business due to macroeconomic factors, including global economic downturn, including as a result of the COVID-19 pandemic, impacts of political and military conflicts, exchange rate fluctuations, increased competition, new and/or stricter regulations and licensing requirements that may be harmful to our or our bookmaker customers’ businesses or other factors, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. A decrease in customer acquisition growth would harm our business, financial conditions or results of operations.

Our ability to retain our customers is dependent on the quality of our products and services, and our failure to offer high quality products and services could have a material adverse effect on our sales and results of operations.

We must continually retain existing customers and expand existing customers’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation to grow our business. For the fiscal years ended December 31, 2022 and 2021, we generated 6.5% and 7.6% of total revenue from a single customer, respectively, and 25.5% and 22.4% of total revenue from our top ten customers combined, respectively. Our ability to retain our significant customers largely depends on whether we can enhance our products and services, and our overall customer experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency and high accuracy to fulfill our customers’ requirements.

Once our products are deployed and integrated with our customers’ existing information technology investments and data, our customers depend on our customer service to resolve any issues relating to our products. Increasingly, our products have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our products for use in such deployments. Further, our ability to provide effective ongoing support, or to provide such support in a timely, efficient or scalable manner, may depend in part on our customers’ willingness and ability to upgrade to the latest versions of our products and participate in our centralized product management and services.

In addition, our ability to provide effective customer services is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers globally at scale. The number of our customers has grown significantly, and that growth has and may continue to put additional pressure on our services teams. While our goal is to provide high quality support 24 hours a day, we may be unable to respond quickly enough to accommodate short-term increases in customer demand for our support services. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training and documentation in different languages and providing services across expanded time-zones. If we are unable to provide efficient customer service globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel, which could negatively impact our business, financial condition or results of operations.

Our customers may need training in the proper use of and the variety of benefits that can be derived from some of our products to maximize their potential. If we do not effectively deploy, update or upgrade our products, succeed in helping our customers quickly resolve post-deployment issues and provide effective ongoing services, our ability to sell additional products and services to existing customers could be adversely affected, we may face negative publicity and our reputation with potential customers could be damaged. Many enterprise and government customers require higher levels of services than smaller customers. If we fail to meet the requirements of the larger customers, it may be more difficult to execute on our strategy to increase our penetration with larger customers. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition or results of operations.

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

Our business model is based on our ability to provide rapid, reliable and customizable products and services, and customer confidence in our business largely depends on the quality of our service and product experience and our ability to meet evolving customer needs and preferences. If we fail to maintain high quality service, or if there are pervasive customer complaints or negative publicity about our products or services, the confidence and trust customers have in our brands and business may decrease. Other factors include, but are not limited to, delays between the live event in the stadium and the visualization at the customer’s end, as well as any significant interruption in our systems, including as a result of unauthorized entry and computer viruses, fire, natural disaster, power loss, telecommunications failure, military conflicts or terrorism, vendor failure or disruptions in our workforce, including as a result of the COVID-19 pandemic and any breach, or reported breach, of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

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

Some services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, providing player tracking services, call center services and other operating activities are outsourced to third-party vendors. Any changes to or failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. If our agreements with third-party vendors are terminated, or if we cannot renew contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected. Further, if our third-party vendors do not comply with applicable laws, including restrictions on the collection, use, sharing or disclosure of personal information or personal data, our reputation and the willingness of customers and partners to do business with us could be harmed, which could have a materially adverse effect on our business operations, financial conditions or results of operations. The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics (including the COVID-19 pandemic), power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, military conflicts, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

●	loss of revenue;
●	loss of customers;
●	loss of customer data;
●	loss of sports league partnerships;

●	harm to our business or reputation resulting from negative publicity;
●	exposure to fraud, losses or other liabilities;
●	additional operating and development costs; or
●	diversion of management, technical and other resources.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers, vendors and other third parties may include provisions under which we agree to indemnify or otherwise be liable for direct or indirect losses as a result of claims of intellectual property infringement, damage to property or persons or other liabilities relating to or arising from our products or services, acts, omissions or negligence. Such terms may survive termination or expiration of the applicable agreement, and significant damage or indemnity obligations could harm our business, results of operations, financial condition or reputation. Although we attempt to contractually limit our liability with respect to such potential exposure, we may not be successful in doing so. Any dispute with a customer, vendor or other third party with respect to our business or such obligations could have adverse effects on our relationship with that third party other current and prospective third parties, may adversely impact demand for our products or services, damage our reputation and harm our business, results of operations or financial condition.

If we fail to manage our growth effectively, our brands, results of operations and business could be harmed.

We have experienced rapid growth in our headcount and revenue, which places substantial demands on our management and operational infrastructure. As we continue to grow, we must effectively integrate, develop and motivate a large number of new employees, while maintaining the beneficial aspects of our company culture. Further, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures in order to manage our growth. If we do not manage the growth of our business and operations effectively, our employee morale and retention could suffer and the quality of our products and services and efficiency of our operations could suffer, which could harm our business, financial condition or results of operations.

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

For instance, we are highly dependent on the expertise and leadership of our Chief Executive Officer and Founder, Carsten Koerl, and other members of our executive management. The market for qualified and diverse personnel, particularly for specialty technology and development skills in the European Economic Area (“EEA”), such as software engineers and data scientists, is competitive, and we also maintain an expansive network of data journalists and specialized data operators to allow us to cover live matches globally. We may not succeed in recruiting additional personnel for these positions, or may fail to effectively replace current personnel who depart with qualified or effective successors. In particular, the COVID-19 pandemic may make it challenging for us to manage a growing workforce, as our ability to sustain our company culture and integrate new employees are affected by working from home policies. In addition, we also recently announced a flexible work model and a majority of our employees are working remotely on a full-time or hybrid basis. As a result, we are required to implement more complex organizational management structures and we also may find it difficult to preserve our workplace culture and adequately oversee employees and business functions. Further, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, or fails to maintain the required licenses or authorizations, our business could be harmed. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future and failure to do so could adversely affect our business, financial condition or results of operations.

Our business is not fully mature, and our industry is evolving, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our business is not fully mature, which makes it difficult to effectively assess our future prospects. An investor should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to, among other things:

●	retain an active customer base and attract new customers;
●	avoid interruptions or disruptions in our service;
●	improve the quality of the customer experience on our platforms;
●	earn and preserve our customers’ trust with respect to the quality of our products and services;
●	process, store and use personal customer data in compliance with governmental regulation and other legal obligations related to data privacy, data protection and data security;
●	comply with extensive existing and new laws and regulations, including licensing requirements for B2B suppliers to the gambling and betting industry;
●	effectively maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle our customer’s needs globally;
●	successfully deploy new or enhanced features and services;
●	compete with other companies that are currently in, or may in the future enter, the sports data business;
●	hire, integrate and retain world-class talent; and
●	expand our business into new markets.

If the market for sports media, entertainment and betting does not evolve as we expect, or if we fail to address the needs of this market, our business may be harmed. We may not be able to successfully address these risks and challenges, including those described elsewhere in these Risk Factors. Failure to adequately address these risks and challenges could harm our business, financial condition or results of operations.

Technology Risks

Our potential inability to anticipate and adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness.

Our industry is subject to rapid and significant technological advancements, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and customer needs and preferences. We expect that new services and technologies applicable to sports media, entertainment and sports betting industries will continue to emerge, which could have the effect of driving down the cost to access relevant data and content and lead to more competitive pricing. Our business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. Though we actively seek to respond in a timely manner to changes in customer needs and preferences, technology advances, new and enhanced products and services and competitive pricing, failure to timely and appropriately respond to these changes could adversely impact, on both a short-term and long-term basis, our business, financial condition or results of operations. Further, any new product or service we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets also impose additional burdens on our research, systems development, sales, marketing and general managerial resources. In addition, these solutions could become subject to legal or regulatory requirements, which could prohibit or slow the development and provision of such new solutions and/or our adoption thereof. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.

Real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations.

We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of customers, who rely on our data to settle bets, create content and generate analysis. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. For example, in October 2018, we experienced a half-day temporary data center outage that impacted our services outside of the United States due to defects in third-party networking software. While we have remediated our network topology as a result of this incident, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon customers and users, loss of customers and relationships with third parties, loss of revenue or liability for damages. Furthermore, in some sports, determining the value of certain data points might require a degree of judgment that could result in data that differ from those of other sports data providers, and these differences may give rise to the perception of biased or erroneous data that may negatively harm our reputation. In some instances, we may not be able to identify the cause or causes of the foregoing problems or risks, or take effective steps to remediate such problems or risks, within an acceptable period of time.

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

In addition, as a provider of real-time sports data and content, our products and services may themselves be targets of cyber-attacks that attempt to intercept, breach, sabotage or otherwise disable or gain access to them or the data processed thereby, and the defensive and preventative measures we take ultimately may not to effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite our efforts to create security barriers against such threats, it is virtually impossible to eliminate these risks entirely. Any such breach could enable betting manipulation, compromise our networks, create system disruptions or slowdowns and exploit security vulnerabilities of our products. Additionally, the information stored on our networks, including proprietary information and other intellectual property, could be accessed, publicly disclosed, lost or stolen, any of which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, customers and transactions, regulatory complaints, investigations, penalties and increased costs to remedy any problem and costly litigation, and may therefore adversely impact market acceptance of our products and services and may seriously affect our business, financial condition or results of operations.

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

Our ability to provide fast, secure and validated products and services largely depends on the efficient and uninterrupted operation of our business processes, computer information systems and infrastructure. For example in 2021, one of our cloud service providers experienced interruptions caused by an air conditioning issue in its data center. As we continue to use hosting partners, interruptions like this may cause instability in a number of our applications for a prolonged period of time. To prepare for more cases like this, we plan to dedicate more effort to deploy services in more regions to add additional resiliency as a risk mitigation activity. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems, processes, operations and infrastructure could be exposed to damage, interruption or operational challenges from unauthorized entry and computer viruses and computer denial-of-service-attacks as discussed in this “Risk Factors” section under the caption “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators and may expose us to liability,” human error, hardware or software defects or malfunctions, earthquakes, floods, fires, natural disaster, pandemics, such as the COVID-19 pandemic, power loss, telecommunications failure, military conflicts or terrorism, vendor failure, geopolitical events, foreign state attacks, disruptions in our workforce, system breakdowns of our informational technology or cloud infrastructure, fraud or other causes, many of which may be beyond our control. We currently maintain a disaster recovery and business continuity process, however, this may not adequately protect us from such delays and interruptions. While we also maintain business interruption insurance, our coverage may be insufficient to compensate us for all losses that may result from interruptions in our service as a result of system failures and similar events.

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

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, Microsoft Azure and Oracle, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based services, customer relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on third-party computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations or facilities of these third-parties. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies or are updated such that our platforms become incompatible or if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, our reputation and brand may be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our customers could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our customers or third-party providers.

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

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, military conflicts or terrorist attacks, natural disasters, public health crises such as the COVID-19 pandemic, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

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

Issues in the use of artificial intelligence (“AI”), including machine learning, in our platforms may result in reputational harm or liability.

AI and machine learning is enabled by or integrated into some of our products, such as Simulated Reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues. Though our business practices are designed to mitigate many of these risks, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

Legal and Regulatory Risks

We, our customers and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation or the regulatory climate could adversely impact our ability to operate our business or decrease the demand for our products and services. The introduction of licensing requirements for the supply of products and services to the gambling and betting industry may adversely impact our ability and our customers’ ability to operate in such jurisdictions.

Many of the customers we serve and our business offered under the brand “Betradar,” which offers products and services to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our customers or we offer our services.

Future legislative and regulatory action, court decisions, including by the Court of Justice of the European Union (“CJEU”), or other governmental action, such as the future regulation of sports betting in jurisdictions in Europe and the United States, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases and an increasingly negative tendency towards all forms of sports betting and gambling in politics and the wider society, may have a material impact on the legislation and licensing requirements applicable to our and our customers’ businesses and/or our operations and financial results. Stricter legislation, licensing and regulatory requirements as well as an increase in restrictions on the advertising of sports betting and gambling products may decrease the demand for our products and services or prevent us from providing these services entirely.

Our failure to obtain or maintain licenses in jurisdictions that introduce licensing requirements for supplying products and services to the gambling and betting industry may result in us having to change, restrict, suspend or cease our supply of products and services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages.

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

Any adverse changes to the regulation of sports betting, the interpretation of these laws, regulations, government action and licensing requirements by relevant regulators or the revocation of operating licenses could materially adversely affect our ability to conduct our operations and generate revenue in the relevant jurisdiction. In particular, it may become commercially undesirable or impractical for us to provide sports betting services in certain jurisdictions as the local license or approval costs increase, our returns from or scope of service in such jurisdictions may be reduced or we may be forced to withdrawal from such jurisdictions entirely, with a material financial loss due to restrictions to our customers located in these jurisdictions. Further, to expand into new jurisdictions, we may need to be licensed and obtain approvals of our product and service offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

Additionally, governmental authorities could view us, or our customers, as having violated local laws, despite efforts to obtain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against participants in the sports betting industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us, our customers or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition or results of operations, as well as impact our reputation. In addition, there is a risk that the provision of products and services to customers who are not in compliance with gambling and betting legislation and/or regulatory requirements in certain jurisdictions, despite efforts to ensure that our products and services are made available only to customers who comply with all applicable legislation, including gambling and betting legislation, may lead to sanctions and penalties being issued against us based on aiding and abetting an illicit gambling or betting offer. This may result in us being unqualified to maintain our existing regulatory licenses or obtain future licenses and authorizations.

A significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or where limited regulatory framework exists and the approach to regulation and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties.

The regulation and legality of sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions), including within the European Union single market, as well as across jurisdictions in the United States, and in certain jurisdictions there is limited or no legislation which is directly applicable to our or our customers’ businesses. While the majority of gambling and betting laws in Europe do not require us to hold licenses for providing our products and services to the betting industry on a B2B basis and thus, in most European jurisdictions, our business is not subject to holding a supplier license, some jurisdictions, including the United States and certain European jurisdictions, such as the United Kingdom, Malta, Greece, Belgium and Romania, require us to hold a supplier license issued by the competent gambling and betting regulatory authority. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a supplier license, we operate our business based on agreements in which our customers warrant and represent that their respective business-to-customer (“B2C”) gambling and betting services comply with the applicable local legislation.

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

There is a risk that regulators or prosecutors in jurisdictions where we provide online gambling and/or betting services to our customers without a local license or pursuant to a multi-jurisdictional license may take legal action against our operations and despite our good faith efforts to comply with all local requirements any defense we may raise may not be successful. These actions may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and internet service provider (ISP) blacklisting, some of which may be more readily enforceable within an economic area such as the EEA. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

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

We determine whether to permit customers in a given jurisdiction to access any one or more of our products and services and whether to engage in various types of marketing activity and customer outreach based on a number of factors, including but not limited to:

●	the laws and regulations of the jurisdiction;
●	the terms of our betting licenses;
●	the approach by regulatory and other authorities to the application or enforcement of such laws and regulations, including the approach of such authorities to the extraterritorial application and enforcement of such laws;

●	state, federal or supranational law, including EU law if applicable;
●	any changes to these factors; and
●	internal rules and policies.

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

Business customers that receive our services they use in the gambling and betting industry, including operators of real money gambling and betting offers, face a legal and regulatory landscape that impacts our business. Several jurisdictions have regulated or are currently regulating or considering regulating the provision of real money gambling and betting to end consumers. Our business, financial condition and results of operations are significantly dependent upon the regulation that is applicable to and directly impacts our customers. Certain jurisdictions in which laws currently prohibit or restrict sports betting or the marketing of those services, or protect monopoly providers, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We have and still intend to expand our offering of sports betting services into such clarified or liberalized jurisdictions and markets, including within North America (in particular, following the U.S. Supreme Court’s decision to strike down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) in May 2018), Europe and elsewhere internationally.

While clarification and liberalization of the regulation of sports betting in certain jurisdictions and markets may provide our customers and us growth opportunities, successful expansion into each potential new jurisdiction or market will present its own complexities and challenges. Efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, local resources, local infrastructure, specific technology, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Notwithstanding such efforts, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, ability of our customers to successfully enter, competition from third parties and other factors that we are unable to predict at this time or are beyond our control. As a result, there can be no assurance that we will be successful in expanding our offering of sports betting services and products into such jurisdictions or markets or that our service and product offerings will grow at expected rates or be successful in the long term. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth.

For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our customers and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our customers’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our customer and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. Additionally, a license may require us to offer our products or services in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products or services in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.

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

Further, any changes to existing regulations that limit or restrict in any way the market size of our customers, such as bans on specific sporting events a betting customer can place a wager on, advertising restrictions, restrictions on authorized funding mechanisms for betters or a cap on the monetary amount a bettor can wager in one day, will result in a loss of revenue due to a decreased demand for our products and services.

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

To date, we have obtained all licenses, authorizations, findings of suitability, registrations, permits and approvals necessary for our current operations. Our supplier licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain of our licenses will expire and will need to be renewed in 2023, including our one year-term U.S. betting licenses in many states. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability and eligibility requirements of our directors, officers, key employees and personnel and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business.

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

If the jurisprudence of the CJEU continues to recognize that Member States may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the offering of sports betting services by operators licensed in other Member States, our sports betting operator clients’ ability to allow their customers in a given Member State to access one or more of their sports betting services and to engage in certain types of marketing activities and customer contact may be impacted. Depending on the national courts’ or competent authorities’ interpretation of the EU law, our clients may have to submit to local licensing, regulation and/or taxation in more Member States and/or exclude customers in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially indirectly reduce our revenue in the European Union.

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

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 under the UK Data Protection Act of 2018 and the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019) after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from Member States to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/ extends that decision, and remains under review by the European Commission during this period. In September 2021, the United Kingdom government launched a consultation on its proposals for wide-ranging reform of United Kingdom data protection laws following Brexit. There is a risk that any material changes which are made to the United Kingdom data protection regime could result in the European Commission reviewing the adequacy decision, and the United Kingdom losing its adequacy decision if the European Commission deems the United Kingdom to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure. Further, on March 21, 2022, the United Kingdom adopted an international data transfer agreement and an international data transfer addendum to the European Commission’s new standard contractual clauses for international data transfers as an available transfer tool when making restricted transfers. Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. For instance, India has introduced various versions of a privacy bill requiring data localization over the past few years but withdrew the latest version of the bill in August 2022, amid promises of a new bill that fits into India’s comprehensive legal framework. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the EU-U.S. Privacy Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), can lawfully be used for personal data transfers from the European Union to the United States or most other countries. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to replace existing SCCs by December 27, 2022. These developments require or may require us to review and amend the legal mechanisms by which we transfer personal data from the European Union and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation. These developments have greatly influenced the compliance actions we must engage in to transfer personal data from Europe to other jurisdictions.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive and national implementation laws which will be replaced by a new ePrivacy Regulation. The legal framework for electronic marketing and communication is constantly evolving and subject to enforcement by regulators, activists consumer protection organizations and individuals, which may require us to adapt our practices. While no official time frame exists for the ePrivacy Regulation, there will be a transition period for compliance after the ePrivacy Regulation is finalized. We will likely be required to expend further capital and other resources to ensure compliance with these evolving and changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, and our risk mitigation controls may fail to identify and/or prevent this, which could cause our business to suffer adverse legal and reputational effects.

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the California Consumer Privacy Act (“CCPA”), which became operational on January 1, 2020, requires disclosures to California consumers, imposes rules for collecting or using information about minors, and affords consumers the ability to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Moreover, the California Privacy Rights Act (“CPRA”), which became operational on January 1, 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Further, the Virginia Consumer Data Protection Act also became effective on January 1, 2023; the Colorado Privacy Act and the Connecticut Data Privacy Act will go into effect on July 1, 2023; and the Utah Consumer Privacy Act will go into effect on December 31, 2023. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

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

Further, we make public statements about our use and disclosure of personal information through our privacy policy, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such policies or statements are found to be deceptive, unfair or misrepresentative of our actual practices. These laws and regulations are constantly evolving, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the GDPR we may be subject to fines of up to €20.0 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. In December 2020, a group of United Kingdom football players issued data subject access requests under the GDPR to various participants in the sports data and sports betting industries, including us. If the request develops into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third-party infringement, which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services.

Our patents, trademarks, trade names, trade secrets, know-how, proprietary technology and other intellectual property rights are important to our success. While it is our policy to vigorously protect and defend our intellectual property rights, we cannot predict whether the steps we take to obtain, maintain, protect and enforce our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectual property rights. We may not be able to register our intellectual property rights in all jurisdictions where we do business, and in certain circumstances, we may determine that it is not commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we must rely on laws governing the protection of unregistered intellectual property rights, and contractual confidentiality and/ or exclusivity provisions to protect our data and technology, which may limit the remedies available to us in the event of unauthorized use by third parties. If we are unable to protect our proprietary offerings, technology and features via relevant laws or contractual exclusivity, competitors may copy them. Even if we seek to register our intellectual property rights, third parties may contest our applications, and even if we are able to obtain registrations, third parties may challenge the validity or enforceability of the registered intellectual property. Further, we cannot guarantee that our patents, registered trademarks or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. We also cannot guarantee that others will not use our intellectual property without our consent or independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may attempt to reverse engineer our technology to develop applications with the same or similar functionality as our solutions, and competitors and other third parties may also adopt trade names or trademarks similar to ours. Further, competitors and other third parties have in the past and may in the future attempt to make unauthorized use of our data. Monitoring and policing unauthorized use of our data, technology and intellectual property rights is difficult and may not be effective, and we cannot assure you that we will have adequate resources to police and enforce our intellectual property rights. Uncertainty may also result from changes to intellectual property laws or to the interpretation of those laws by applicable courts and agencies. For example, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive focus in the United States following the lifting of the PASPA ban. As such, we cannot be certain that our current uses of data from publicly available sources or otherwise, which are not known to infringe, misappropriate or otherwise violate third-party intellectual property today, will not result in claims for infringement, misappropriation or other violations of third-party intellectual property in the future. If we are unable to maintain the proprietary nature of our technologies, our business, financial condition and results of operations could be materially adversely affected. Any litigation to enforce our intellectual property rights or defend ourselves against oppositions or other proceedings regarding our registered or applied-for intellectual property could be costly, divert attention of management and may not ultimately be resolved in our favor.

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

Further, our commercial success depends on our ability to develop and commercialize our products and services and use our technology without infringing, misappropriating or otherwise violating the intellectual property or similar proprietary rights of third parties. Whether merited or not, we have faced, and may in the future face, claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights that could interfere with our ability to market and promote our brands, products and services. This could include claims that the content made available through our products and services violates individuals’ (including athletes’) rights of publicity or privacy or utilizes without authorization, infringes upon, dilutes or otherwise violates third-party trademarks or brand names. Any litigation to defend ourselves against claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, failure to successfully settle or defend against claims that we have infringed, misappropriated or otherwise violated the intellectual property or similar proprietary rights of others may require us to stop using certain intellectual property or commercializing certain products and services, obtain licenses, modify our services and technology while we develop non-infringing substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties and upfront or ongoing fees. Such licenses may also be non-exclusive, which could allow competitors and other parties to use the subject technology in competition with us. We may also have to redesign our services and technologies so they do not infringe, misappropriate or otherwise violate third-party intellectual property or similar proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

We employ individuals who were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, independent contractors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we are unsuccessful in defending any such claims, we may be liable for damages, and we may also be prevented from using certain intellectual property, which in turn could materially adversely affect our business, financial condition or results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

If we are not able to maintain, enhance and protect our reputation and brand recognition, including through the maintenance and protection of trademarks, our business will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with our partners and customers and to our ability to attract new partners and customers. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. If we fail to adequately protect or enforce our rights under trademarks that are important to our business, we may lose the ability to use those trademarks or to prevent others from using them, which could adversely harm our reputation and our business. It is possible that others may assert senior rights to similar trademarks, in the United States and internationally, and seek to prevent our use and registration of our trademarks in certain jurisdictions. Our pending trademark applications from time to time may not result in such trademarks being registered, and we may not be able to use these trademarks to commercialize our products and services in the relevant jurisdictions.

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

We are reliant upon licenses to certain data and other intellectual property rights that are important to our products and services, including from strategic partners such as the NBA and MLB. Such licenses are generally non-exclusive, and may not provide us with sufficient rights to use such data and other intellectual property rights, including in all territories in which we may wish to commercialize our products and services. As a result, we may not be able to prevent competitors or parties from commercializing competitive products and services. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to commercialize our products and services covered by these license agreements. Even if these agreements are not terminated, upon their expiration, we may be required to re-negotiate or renew these agreements with our licensors, or enter into new agreements with other rights holders, in order to commercialize our products and services. There is significant competition for such licenses, and we cannot guarantee that we will be able to renew our licenses. Furthermore, as rights holders develop their own offerings, they may be unwilling to provide us with access to certain data or content, such as data and content for popular or highly anticipated game broadcasts or series. If our licensors and other rights holders are not willing or able to license us data, content or other materials upon terms acceptable to us (or at all), our ability to commercialize our products and services may be impaired or our costs could increase. In addition, we may seek to obtain additional licenses from our licensors and, in order to obtain such licenses, we may have to agree to amend our existing licenses in a manner that may be more favorable to the licensors. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of St. Gallen, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard corporate tax rate in St. Gallen, Canton of St. Gallen, can change from time to time. The standard combined (federal, cantonal, communal) corporate income tax rate, except for dividend income for which we could claim a participation exemption from 2020 onwards in St. Gallen will be approximately 14.50%. Further, the available tax loss carryforward could be limited in case an entity changes from a preferential to the ordinary tax regime.

Anti-corruption, anti-bribery, economic sanctions and export controls, anti-money laundering and similar laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), as well as the laws of the other countries and territories where we do business. The FCPA, the U.K. Bribery Act, and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents and representatives, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing their decision making or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes.

We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials,” including those responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption; accordingly, it is necessary that we have proper controls in place to ensure proper conduct is maintained even in jurisdictions with less developed regulatory frameworks.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Swiss State Secretariat For Economic Affairs (“SECO”), the European Union, Member States, and Her Majesty’s Treasury of the United Kingdom, and other relevant sanctions authorities. Changes in these laws or regulations, or shifts in the approach to their enforcement, could impact our ability to deliver products and/or services to existing or potential customers. In particular, sanctions imposed by the U.S, EU, UK and other jurisdictions in response to Russian activities in Ukraine, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain countries, such as Russia, Belarus and specific regions of Ukraine, which could adversely affect our business.

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

As a public company, we are required to maintain, evaluate and report the effectiveness of our internal control over financial reporting. As disclosed in our Annual Report on Form 20-F as of December 31, 2021, we identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of controls, IT systems and segregation of duties. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We have made significant progress during the year to strengthen our internal control over financial reporting. For instance, our central financial controls and assurance team has engaged with management and the business to implement and maintain financial controls, policies and standards and we have made considerable progress in implementing remediation activities to address challenges identified relating to segregation of duties conflicts and data migration from our legacy financial reporting systems to a new enterprise resource planning (“ERP”) system.

We have made efforts during the year to maximize the benefits of our ERP implementation to support our internal control framework. The ERP implementation has required significant involvement from key finance and accounting personnel in order to effectively integrate it with other information systems and relevant business processes. The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of our remediation measures.

Although we have noted several key improvements to our control environment, as of the year ended December 31, 2022, we have not remediated the material weakness related to insufficient design and implementation of controls, and segregation of duties in the Company’s internal control over financial reporting. Such material weakness will not be considered fully remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company is working diligently to have the material weakness remediated as soon as possible however there is no assurance that the remediation will be fully effective. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Company’s financial reporting may be materially and adversely affected and as such, management has identified a material weakness in our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Additionally, when we lose our emerging growth company status, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. We will remain an “emerging growth company” until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer.” We are also required to disclose material changes made in our internal control over financial reporting.

There is also no assurance that we have identified all our material weaknesses or that we will not in the future have additional material weaknesses. If during the evaluation and testing process in 2023 we identify additional material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and additional remediation efforts and associated costs will be required. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by our stock exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects.

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races either due to athlete strikes, geopolitical and similar events, terrorism or other events. We also experience volatility in certain other metrics, such as revenue shares and trading performance. Volatility in our key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations, make forecasting our future business results and needs more difficult, adversely affect our ability to manage working capital and may lead to adverse inferences about our prospects, which could result in declines in our share price.

We may not be able to generate sufficient revenue to maintain profitability or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We may experience losses after tax in the future, and we cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew at 24% revenue compound annual growth rate (“CAGR”) from 2019 to 2022, we cannot provide assurance that our revenue will continue to grow at the same pace or at all or will not decline. An investor should not consider our historical revenue growth or operating expenses as indicative of our future performance. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenue and growth, adversely affecting our operating results. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

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

A key element of our business strategy is to complement our organic growth with acquisitions. We routinely explore acquiring other businesses and assets, and we have acquired businesses in the past and may continue to make acquisitions of businesses or assets in the future. We may also undertake strategic divestitures in the future.

However, we may be unable to identify or complete promising acquisitions or divestitures for many reasons, including any misjudgment of the key elements of a transaction, competition among buyers, the high valuations of businesses in our industry, the need for regulatory and other approvals, lack of internal resources to actively pursue all attractive opportunities and availability of capital. The time and resources expended on transaction opportunities may not yield proportional results.

When we do identify potential acquisition targets, the acquisition and integration of businesses or assets involves a number of risks. These risks include valuation (determining a fair price for the business or assets), structuring (including, when necessary, carving out the target entity from the seller), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), talent retention (retaining management or other talent with the knowledge and skills necessary to continue to operate the acquired business), regulation (obtaining regulatory or other government approvals, including antitrust approvals, that may be necessary to complete the acquisition and integrate thereafter) and due diligence (including identifying risks to the prospects of the business, including indemnity and other contractual obligations and undisclosed or unknown liabilities or restrictions to be assumed in the acquisition). In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, which could adversely affect our results of operations.

In addition, to the extent we pursue acquisition of foreign businesses and assets, these potential acquisitions often involve additional or increased risks, including:

●	managing geographically separated organizations, systems and facilities;
●	integrating personnel with diverse business backgrounds and organizational cultures;
●	complying with additional regulatory and other legal requirements, including the requirement to maintain or transfer licenses and authorizations following a change of control in the acquired business or obtain new licenses or authorizations;
●	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates, inflation and unit economics across multiple jurisdictions;
●	obtaining, maintaining, protecting and enforcing intellectual property rights internationally;
●	difficulty entering new international markets due to, among other things, customer acceptance and business knowledge of these markets; and
●	general economic and political conditions.

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including any anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to identify and integrate key employees of the acquired companies and integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, financial condition or results of operations could be adversely affected.

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

While we endeavor to mitigate joint venture and minority investment risks through legally enforceable partnership agreements and other instruments, our minority status may expose us to risks beyond our control and unique to investments in joint ventures and minority investments, including:

●	potential disagreements with our partner about how to manage the business;

●	the lack of full control of the venture’s management, and therefore its actions;
●	the possibility that our partner might have or develop business interests or strategies that are contrary to ours;
●	the potential need for us to fund future capital to the business, as loans to the business, as capital contributions to the joint venture, or otherwise;
●	the possible financial distress or insolvency of our partner, which could lead to our having to contribute its share of additional capital to the business;
●	the cost of litigation or arbitration (including damage to reputation) in the event of a dispute with our partner;
●	negative business and financial performance of the business because of substantial disagreements with our partner; and
●	preemptive dissolution of the business because we or our partner choose, or become obligated, to acquire the equity interests of the other in the business.

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

Any indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

●	limit our ability to pay distributions and repurchase capital stock;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate purposes;
●	limit our flexibility in planning for, or reacting to, changes in our business and industry; and
●	limit our ability to incur additional indebtedness.

The credit agreement our subsidiary Sportradar Management Ltd entered into with certain creditors in November 2020 (as amended from time to time, the “Credit Agreement”) contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interest. For example, the Credit Agreement limits our ability to incur additional indebtedness and for the associated multicurrency senior secured revolving credit facility (the “RCF”), requires us to meet certain financial conditions. We have not previously breached and are not in breach of any of the covenants under the Credit Agreement; however our failure to comply with covenants in the Credit Agreement or in agreements governing any future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In July and December 2022, we prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments under the Credit Agreement, thereby reducing the outstanding Facility B commitments to zero. On September 16. 2022, we established a €110.0 million additional revolving facility by way of a fungible increase to the Original RCF, thereby increasing the total RCF commitments to €220.0 million. As of December 31, 2022, we had no commitments outstanding under the RCF (which was increased from €110.0 million to €220.0 million of commitments in December 2022).

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay indebtedness or to fund our other liquidity needs. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our future business plan and operations.

We have and could continue to be required to record impairment charges to our intangible assets.

We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our balance sheet. As of December 31, 2022 and December 31, 2021, we had €843.6 million and €808.5 million of intangible assets and goodwill on our consolidated balance sheet, respectively, of which €372.9 million and €421.7 million were related specifically to sports league license rights, respectively. In 2020, impairment tests conducted indicated (i) a goodwill impairment of €10.4 million for the United States segment and (ii) an impairment of intangible assets for sports rights of €13.2 million and €2.6 million related to the NBA and NFL licenses, respectively. These impairments were primarily caused by the COVID-19 pandemic, which resulted in professional leagues across sports suspending most live events, and a slow reopening of the sports market in the United States in 2020. As a result of such suspension, our U.S. business underperformed and our expectations relating to the NBA and NFL licenses were not met, which caused us to recognize these impairments.

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

We started to implement an ERP in 2020 and will continue to implement it in 2023. The implementation requires us to integrate the new ERP system with multiple new and existing information systems and business processes, and is designed to improve the efficiency of our financial transaction processes, accurately maintain our books and records and provide information to our management team important to the operation of the business. The design and implementation of this new ERP system will require a significant investment of personnel and financial resources, including substantial expenditures for outside consultants and software. As of December 31, 2022, we have entered into multiple licensing, implementation and application hosting agreements with outside providers.

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

Risks Related to Ownership of our Class A Ordinary Shares

The dual class structure of our ordinary shares has the effect of concentrating voting power with our Founder, which will limit a shareholder’s ability to influence the outcome of important transactions, including a change in control.

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

As of December 31, 2022, our Founder, Carsten Koerl, holds all of the issued and outstanding shares of our Class B ordinary shares, which, together with his outstanding Class A ordinary shares, constitutes 81.7% of the total voting power of our outstanding share capital. Accordingly, our Founder is able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from a holder of shares and may vote in a way which may be adverse to the interests of other shareholders. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.

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

Future transfers by the holder(s) of Class B ordinary shares will result in those shares converting into 90,367,070 shares of Class A ordinary shares. In addition, each ten shares of Class B ordinary shares will convert automatically into one Class A ordinary share upon:

●	death of the Founder;
●	dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO;
●	September 30, 2028; or
●	the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.

Optional and mandatory conversions of our Class B ordinary shares may be dilutive to holders of our Class A ordinary shares and we cannot predict the impact our dual class structure may have on the price of our Class A ordinary shares.

Our Articles provide for two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares. Each ten shares of Class B ordinary shares are convertible at any time at the option of the holder into one share of Class A ordinary shares. Shares of Class B ordinary shares convert into shares of Class A ordinary shares upon certain mandatory conversion events, including (i) death of the Founder; (ii) dismissal of the Founder as Chief Executive Officer for good cause, being any dismissal and/or replacement of the Chief Executive Officer pursuant to article 340c para. 2 of the Swiss CO; (iii) the occurrence of September 30, 2028; or (iv) if the holder of Class B ordinary shares ceases to hold, directly or indirectly, shares with an aggregate nominal value representing 15% or more of the aggregate nominal value of the total issued and outstanding share capital of the Company, from time to time.Such optional and mandatory conversions of our Class B ordinary shares may be dilutive to the holders of our Class A ordinary shares and may lead to an increase in the number of shares of Class A ordinary shares eligible for resale in the public market. Substantial dilution and/or a substantial increase in the number of shares of Class A ordinary shares available for future resale may adversely affect prevailing market prices for our Class A ordinary shares.

Further, we cannot predict whether our dual class structure results in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes and under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will be precluded from investing in our shares. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may make our Class A ordinary shares less attractive to other investors and depress the market price of our Class A ordinary shares compared to that of other similar companies that are included in such indices.

We are an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company until December 31, 2026, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of The Nasdaq Stock Market (“Nasdaq”). As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to certain Nasdaq rules. We may in the future elect to follow home country practices with regard to other matters to the extent permitted. Following our “home country” governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic U.S. issuers. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See Item 16G. “Corporate Governance.”

A significant portion of our total issued and outstanding Class A ordinary shares are eligible to be sold into the market, which could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A ordinary shares in the public market, or the perception in the market that the holders of a large number of Class A ordinary shares intend to sell, could reduce the market price of our Class A ordinary shares. The Class A ordinary shares sold in our initial public offering or issuable pursuant to the equity awards we grant are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

We may not pay dividends on our Class A ordinary shares in the future and, consequently, the ability to achieve a return on an investment will depend on the appreciation in the price of our Class A ordinary shares.

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

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. The provisions include the following:

●	allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 10% of our share capital registered in the Commercial Register;
●	restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 10% of our share capital registered in the Commercial Register; and
●	require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the abovementioned registration and voting restrictions, and the provision for indemnification of the members of our board of directors and our executive management as set forth in our Articles.

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

Because our Class A ordinary shares are listed exclusively on Nasdaq and not in Switzerland, our shareholders do not benefit from the protection afforded by certain provisions of Swiss law that are designed to protect shareholders in the event of a public takeover offer or a change-of-control transaction. In particular, the rules of the Financial Market Infrastructure Act (FMIA) on disclosure of shareholdings and tender offer rules, including mandatory tender offer requirements and regulations of voluntary tender offers, which typically apply in relation to Swiss companies listed in Switzerland, do not apply to us as we are not listed in Switzerland. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.

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

Specifically, Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. Furthermore, although recent revisions to modernize certain aspects of Swiss law (which went into force on January 1, 2023) have expanded the authorization to up to five years and allow for a capital decrease, such authorization under former Swiss law is limited for a duration of only up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our Articles, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares.

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

In particular, investors should be aware that there is uncertainty as to whether the courts of Switzerland or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Switzerland or any other applicable jurisdictions’ courts against us, our directors or our management predicated upon the securities laws of the United States or any state in the United States.

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

We will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (1) at least 75% of our gross income is “passive income” for purposes of the PFIC rules, or (2) at least 50% of the value of our assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income and assets and the market value of our Class A ordinary shares and assets from time to time, and thus can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale or other disposition of the Class A ordinary shares, or upon the receipt of distributions in respect of the Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A ordinary shares. For further discussion, see Item 10.E. “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

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

We have been, and may be in the future, subject to legal proceedings, which may include, but not limited to, purported class action litigation and regulatory investigations and actions alleging violations of gambling laws, customer or consumer protection, and other laws or regulations, both in the United States and in other countries in which we operate or have operated. We are also subject to claims asserted by our customers based on individual transactions. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. In addition, we may in the future be the subject of litigation by our competitors with respect to our data collection practices and exclusive data rights deals.

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

The trading market for our Class A ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A ordinary shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our Class A ordinary shares to decline. Further, our quarterly results of operations are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations and disruption. This market volatility, as well as general economic, market or political conditions, may affect the pricing of the Class A ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A ordinary shares and the extent of regulation applicable to us. Our results of operations and the trading price of our Class A ordinary shares may fluctuate in response to various factors, including the risks described above and we cannot predict the prices at which our Class A ordinary shares will trade.

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

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We have made our first annual assessment of our internal control over financial reporting pursuant to Section 404(a). While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm pursuant to section 404(b). To enable us to achieve compliance with Section 404 during the year, we have engaged in a process to document and evaluate our internal control over financial reporting, which has been both costly and challenging. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We have hired key finance and technical accounting resources and are continuing the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404.

As discussed above in “Risk Factors—Risks Related to Our Business and Industry—We have an identified material weaknesses in our internal controls over financial reporting which could, if not remediated, result in a material misstatement in our financial statements and our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may could materially and adversely affect investor confidence in us and, as a result, the value of our ordinary shares,” we have identified certain material weakness in our internal control over financial reporting which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may be unsuccessful in achieving our environmental, social and governance goals, targets or initiatives.

We set various sustainability goals and targets and engage in certain other initiatives, some of which may be publicly shared on our website, social media or other communication channels currently or in the future, Further, climate change may present immediate and long-term risks to us, our customers, vendors and other third parties upon which we rely and can arise from physical risks and transition risks. We aim to expand and tailor our sustainability goals, targets and initiatives with metrics and defined objectives. We may be unsuccessful in estimating the cost and amount of time and resources required to implement these commitments and may not be successful in achieving our goals, targets or initiatives in the future. The benefits of sustainability goal-setting may not materialize within our expected time frame or at all, which could adversely affect our business, financial condition or results of operations. Our commitments may be inconsistent with consumer and investor expectations and we may face increased scrutiny as a result. Misalignment with consumer and investor expectations and failure to meet our enumerated goals and targets may have a material adverse effect on our brand-building, marketing efforts and reputation.

Item 4. Information on the Company.

A. History and Development of the Company

We started our business in 2001, and our current holding company is a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland, registered in the commercial register of the Canton of St. Gallen (the “Commercial Register”) under CHE-164.043.805 on June 24, 2021. Our legal name is Sportradar Group AG and our commercial name is Sportradar. Our principal executive offices are located at Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. Our telephone number at this address is +41 71 517 72 00. Our website address is https://www.sportradar.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Sportradar US LLC and its address is 150 South 5th St. Suite 400, Minneapolis, Minnesota 55402.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

The Reorganization Transactions

In connection with our initial public offering in September 2021, we completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG, which collectively are referred to herein as the “Reorganization Transactions.” The Reorganization Transactions included the following:

●	Formation of Sportradar Group AG. On June 24, 2021, Carsten Koerl, our Founder and Chief Executive Officer, incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, with CHF 0.10 nominal value per share.
●	Contribution of ordinary shares and participation certificates in Sportradar Holding AG. Prior to the completion of our initial public offering in September 2021, (i) all of our existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.

●	Contribution of participation certificates under our Management Participation Program. Certain of our directors and executive officers participated in our Management Participation Program (the “MPP”), pursuant to which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with our initial public offering, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by us upon a termination of employment in certain circumstances. 35% of each participant’s Class A ordinary shares vested immediately upon the consummation of our initial public offering and the remaining 65% have vested or will vest in three substantially equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00. For additional information, see Item 6. “Director, Senior Management and Employees—B. Compensation—Management Participation Program.”
●	Conversion of options under our Phantom Option Plan. We maintain for certain key employees, who are not executive officers, a Phantom Option Plan (the “POP”), under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Prior to the completion of our initial public offering, phantom options converted into restricted share units, or replacement awards, issued under our 2021 Plan (as defined under Item 6. “Director, Senior Management and Employees—B. Compensation—Omnibus Stock Plan – the 2021 Plan”). The outstanding awards under the POP converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) our 2021 Plan.

As a result of the foregoing Reorganization Transactions, Sportradar Holding AG became a wholly-owned subsidiary of Sportradar Group AG and the shareholders of Sportradar Holding AG became the shareholders of Sportradar Group AG. Sportradar Holding AG was subsequently merged into Sportradar Group AG in June 2022 with Sportradar Group AG as the successor in such merger.

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

Sportradar’s origins began in 2001, with its primary offering of pre-match betting services to the sports betting market. Since then, we have achieved a number of milestones that have secured our position as a leading platform at the nexus of sports, data and technology, including:

●	2004: Launch of Live Data services
●	2005: Launch of Live Odds services
●	2007: Signed integrity partnership with Union of European Football Associations (UEFA) to monitor betting movements on European football matches
●	2012: Secured partnership with the ITF
●	2013: Started our AV streaming service offering

●	2013: Started U.S. market entry with the acquisition of Cloud Sports Data, LLC, a Minneapolis based, technologically advanced sports data provider including live data services on U.S. sports
●	2014: Established our MTS offering
●	2014: Established partnership with the NFL as first league deal with a major U.S. league
●	2015/16: Secured partnerships with the NBA and NHL, demonstrating our ability to expand geographically
●	2015: Launched a new first-of-its-kind e-Sports offering through Betradar and reached a multi-year deal with the Electronic Sports League (ESL)
●	2015: Welcomed U.S. investors such as Ted Leonsis, Mark Cuban, and Michael Jordan
●	2016: Strengthened AV offerings via the acquisition of Sportsman
●	2018: Established a key partnership with Fox Sports, boosting their data-driven storytelling
●	2018: Launched our digital advertising service
●	2019: Expanded into broader end-user management, via the acquisition of Optima
●	2020: Diversification into content not directly linked to live sports events, in reaction to the COVID-19 pandemic
●	2021: Strengthened US market presence with the acquisition of Atrium Sports Inc., a market leader in data and video analytics in the US college and professional sports space
●	2021: Completed successful initial public offering and listing on Nasdaq, raising €546.0 million of primary net proceeds to fund continued growth in the business
●	2021: Signed long-term partnership extensions with the NBA and NHL
●	2022: Implemented new organizational structure to support strategic goals around growth, organizational effectiveness and efficiency in which we appointed global leaders for content creation, product development and commercial excellence - with the U.S. retaining a dedicated go-to-market approach

Sports fanatics are no longer content with only watching games in person or on TV. Fans crave multi-platform experiences, immediate insights with predictive analytics and highly personalized content. The global sports spectator market, which is estimated at $179.2 billion in 2022 and expected to reach $247.7 billion in 2026 at a CAGR of 8.4%, according to the 2022 BRC Report, is also ripe for disruption as new levels of interactivity such as gamification, data visualizations and augmented reality accelerate alongside significant growth in sports betting. The accelerating trend towards legalization of sports betting globally is providing new avenues for fan engagement, and the proliferation of mobile betting applications and live in-game betting is fueling heightened interactivity. According to the H2 Report, interactive sports betting, including mobile is the fastest growing sports betting channel, accounting for 61% of total gross gaming revenue in 2022 and an estimated 68% in 2027. Furthermore, live in-game betting is optimized for mobile devices and enables bettors to bet on every snap, at-bat, shot and other in-game events. These offerings require more sports data and better technology than ever before. As a result of these trends, the global sports betting market was $65.0 billion in 2022 and expected to grow at a CAGR of 9.8% to $103.5 billion in 2027 based on data from the H2 Report. In the United States alone, sports betting has grown from a $1.7 billion market in 2019 to a $8.0 billion market in 2022 (67.5% CAGR), and is anticipated to expand further to a $17.4 billion market in 2027 (17.0% CAGR) (H2 Report).

With new consumer engagement models and rapid technological change comes complexity for sports leagues, media companies and betting operators. Sport is global and live. To be relevant requires access to content from thousands of leagues and federations, instantaneous distribution and differentiated insights. Business decisions must be made in nanoseconds via machine learning and AI. For most betting operators and media companies, the cost associated with building a global network of rights and league partnerships, technology infrastructure, risk management services and R&D is prohibitive. We enable our customers to focus on their core competencies including customer acquisition, branding, monetization and creating compelling user interfaces. As the sports data and technology partner of choice for sports leagues, betting operators and media companies globally, we provide these mission critical capabilities and allow customers to focus on their users and fans.

We offer one of the most robust and fully integrated sports data and technology platforms and serve as a critical data infrastructure and content layer to the sports betting and media industries. On top of that infrastructure layer, we have built one of the most advanced and comprehensive software offerings. Our products simplify our customers’ operations, drive efficiencies and enrich fan experiences. For example, through our Managed Trading Services (“MTS”) platform, we provide live data and odds to our betting customers and facilitate their end-to-end trading operations including risk management via our proprietary software programs. MTS enables our customers to outsource processes that do not offer differentiation versus their competitors, while also providing us with user journey information about betting customers (punters) that we feed back into our platform to further enhance the power of our algorithms and new uses cases.

Our end-to-end offering, integrated technology and global footprint make us deeply embedded across the sports ecosystem and important partners to the following customers:

●	Betting Operators: For our over 900 sports betting operator customers, we cover over 900,000 events annually across dozens of sports, including live data coverage of 840,000 events across 34 sports. The breadth of our data offering and sports coverage is an important differentiator for us. Our offerings include pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes managed trading services, managed platform services, betting entertainment tools, virtual games and programmatic advertising solutions. Our software offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity.
●	Sports Leagues: For our over 350 sports league partners we provide access to over 900 sports betting operators and over 500 media companies to distribute their data and content globally. We give them greater reach and serve as an intermediary to the highly regulated betting industry. We also provide our sports leagues partners with technology, data collection tools, and integrity services. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as a truly trusted, mission-critical partner. We also provide leagues with a range of tech-enabled solutions including fraud and manipulating monitoring, anti-doping, professional sports team technology and services, and OTT production and technology.
●	Media Companies: For our over 500 media customers including both broadcasters and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. We provide a range of services to media companies including data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, OTT streaming solutions and programmatic advertising solutions.

At the heart of what we do is our proprietary technology stack. Our products are designed with scalability and to match the demands of our customers. We use advanced algorithms to create scalable, customized insights in real-time with low latency. With one of the industry’s leading cloud native storage and distribution platforms, we leverage AI and machine learning capabilities, based on our rich data lake, to provide accurate odds data. Our models also power advanced use cases such as real-time betting outcome probabilities, guaranteed pricing models, customer risk modeling, neural networking for event-based predictions and algorithmic detection of suspicious betting activities. We are innovators at the forefront of revolutionary new technologies in sports data and analytics including computer vision, data visualization, virtual gaming and simulated reality.

We lead on breadth of events coverage for sports data and odds and offer the largest volume of data in the world across our peers, leveraging more than 20 years of industry experience. In 2022, we collected live data events from over 780,000 sports matches, generated over 10 billion live and pre-match odds changes, collected over five billion betting tickets and processed over 40 billion odds changes from betting operators.

We have a leading betting data rights portfolio, including non-exclusive rights to the NBA and the MLB in the United States, as well as exclusive rights on a global basis to the NBA (excluding the United States and China), MLB (excluding the United States) and NHL (including the United States). In addition, we hold exclusive and worldwide media data rights for the NBA, NHL and MLB (including in the United States). We also have exclusive and worldwide betting data rights to the Union of European Football Associations (UEFA), the International Tennis Federation (ITF), the International Cricket Council (ICC) and Formula 1 and non-exclusive rights to the Deutsche Fußball Liga (DFL). Tier 1 sports, particularly in the United States, tend to have official partnerships with sports data providers to create new revenue streams. Official sports rights partners have advantages in terms of renewals because of tech integrations. We are highly diversified across tiers of customers and tiers of sports content. We are not dependent on any single sport data right.

In addition to sports data, we provide our customers with the largest sports audiovisual content offering including over 425,000 events per year across tier 1 and other-tier sports leagues. Sportradar provides global coverage, with strong U.S. market positioning, including rights for major U.S. sports leagues. Our current portfolio of audiovisual rights includes MLB, NBA, NHL, Bundesliga DFL, Copa del Rey, Asian Football Confederation (AFC), ITF, Badminton Europe, K-League and the Professional Darts Corporation (PDC).

Our software solutions address the entire sports betting value chain from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to engaging visualization solutions, risk management and platform services. We have designed our platform to solve the challenges that sports betting operators face competing in a complex ecosystem, in real-time, and on a global scale. We offer full-service, turn-key software packages, as well as flexible, modular products depending on the size and capabilities of our customers. Our valuable data assets and analytics capabilities enrich all of our software offerings.

We generate revenue through two primary sources: subscription-based revenue and revenue sharing. Our subscription-based revenue is typically contracted for terms of one to five years with minimum guarantees and usage-based surcharges. For certain other products and services, we earn a share of the sports betting revenue generated by our customers. We believe this revenue mix provides a stable, predictable base with upside from secular growth in the sports betting market especially in more nascent geographies. Our large, global and highly diversified customer base allows us to generate revenue irrespective of the underlying competitive dynamics within any given geographic market.

Our platform is used globally by organizations of all sizes from large enterprises to small start-up businesses. As of December 31, 2021 and 2022, we had 1,715 and 1,790 customers from the Sportradar base (excluding individual sport teams using our coaching analytics and similar services), respectively. As our customers experience the benefits of our platform, they typically expand both their usage and the number of products and services that they purchase from us. For many of our sports betting customers, we have automated entire workflows that would have otherwise been done manually in-house. Our ability to expand within our customer base as well as our ability to grow alongside our customers is best demonstrated by our Net Retention Rate for our top 200 customers. As of December 31, 2022 and 2021, our Net Retention Rate was 119% and 125%, respectively.

We are part of a founder-led organization with a strategy that is focused on innovation and long-term value creation. As a result of our investments, we are nimble, innovative and prepared for continued global growth. In addition to investments in strategic markets like the United States, which we believe will continue to fuel significant growth in our business, we have also invested in new high growth products including programmatic advertising, computer vision capabilities, trading technology, league services and gaming technology. We expect these investments to expand the scope of our value proposition, increase our total addressable market (TAM) and drive wallet share with customers.

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

Sports betting is a key catalyst for these changing consumption patterns because bettors more deeply engage with sports data and content than casual viewers. They crave insights using historical performance, real-time data and predictive analytics. In response to growing demand from sports bettors, new use cases in sports media such as player tracking, data overlay features, visualizations and simulated reality are rapidly gaining traction. According to the 2022 BRC Report, these developments in technology, data and fan engagement are driving significant change in the broader $179.2 billion global sports spectator market, as of 2022, which is expected to grow to $247.7 billion in 2026 at a CAGR of 8.4%.

The ubiquity of mobile betting is further driving accessibility of sports betting and interactivity. Live in-game betting, as an example, allows users to bet on specific plays and other events within a game. Consequently, mobile betting is the highest growing betting channel with 14% projected growth through 2027, according to the H2 Report. Sports bettors value the convenience of being able to place bets anywhere, anytime.

Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. In-game betting accounts for the majority of gross gaming revenue in more mature European markets.

Sports betting legalization is rapidly accelerating, globally.

Sports betting is the fastest growing category within the broader gaming market. Including the U.S. market, which is undergoing rapid legalization, the global sports betting market is projected to grow from $65.0 billion in 2022 to $103.5 billion in 2027 growing at a CAGR of 9.8%, according to data from the H2 Report. Excluding the U.S., the sports betting market is $57.0 billion in 2022 growing at 8.6% CAGR to $86.1 billion in 2027, according to data from the same source. Sports betting has been legal for many years in a number of major global markets, such as Australia, the United Kingdom, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these mature sports betting markets are expected to grow at 5.0% per year through 2027, as a result of increasing accessibility of sports betting on mobile and online, intensifying customer engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil and Argentina, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets.

In the United States alone, sports betting has grown from a $1.7 billion market in 2019 to a forecasted $8.0 billion market in 2022 (67.5% CAGR), and  is anticipated to expand further to a $17.4 billion market in 2027, growing at a CAGR of 17.0%, according to the H2 Report. Following the repeal of the PASPA in 2018, the sports betting industry has benefitted from rapid growth. According to the Gambling Compliance Tracker, as of December 31, 2022, thirty-three (33) states and the District of Columbia have legalized and regulated sports betting and two (2) additional states have passed enabling laws but have not yet implemented regulations. Additionally, twenty-six (26) states and the District of Columbia have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sports betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is expected to unlock a significant total addressable market (TAM) opportunity in the medium-term.

Sports leagues, betting operators, and media companies are focused on their core competencies.

Competition for consumer attention is fierce and key constituents in the sports ecosystem remain focused on enhancing the following core competencies:

●	Betting Operators: customer acquisition, branding, product experience, partnerships
●	Sports Leagues: provide added value sports performance services to leagues, teams and players
●	Media Companies: transition to digital, operating efficiency

The growing complexity and magnitude of data, content and technology underlying the sports ecosystem, however, presents challenges for the various constituents. At the most basic level, each of the constituents above requires fast, reliable and accurate data and content. Betting operators require consistently formatted data and AV content across leagues. Yet, sports leagues are regional, distribution is fragmented and there is a long-tail of niche sporting events across the world. Sportradar has fulfilled this need as a trusted intermediary to provide access, infrastructure, and consistency through the ecosystem.

Technological requirements are more substantial today than ever before. Computer vision is radically transforming the volume and speed of data points available, enabling new sports betting use cases, like player acceleration, and intent-driven insights. This data is also increasingly important to sports leagues who can use it to improve game strategy and athlete training, as well as to drive direct engagement with fans. First-party user data from digital media and online sports betting platforms is also enabling in-depth customer profiling and segmentation, which provides critical insights for every party in the sports and sports betting ecosystem. Proficiency in these new data categories requires technology investment, specialized talent and organizational focus.

While point solutions exist across the sports data, content, and technology value chain, they are fragmented and don’t provide a holistic solution to optimize performance. The opportunity to harness technology and data to accelerate growth and operate more efficiently exists, but is often lost. Any technology solution proposing to modernize the sports ecosystem should meet the challenging requirements that businesses face operating in real-time on a global scale. We believe that includes:

●	Broad Portfolio of Content and Data: access to data and content from sporting events across the world, including niche and emerging sports such as virtual sports and e-Sports
●	Fast, Accurate and Reliable: low-latency, near 100% accurate, consistently structured, and reliably available 24/7 and 365 days a year
●	Advanced Insights and Innovation: leverage AI, machine learning and other new forms of technology to constantly drive innovation
●	Fully Integrated: integrated data, content and software to drive decision making across customer acquisition, engagement and retention and risk management
●	Trusted Partner: trust from the various constituents and the ability to help combat fraud and manipulation in sports

Sportradar Platform

Our platform simplifies the complex, fragmented and, in the case of betting, regulated, sports ecosystem. While sports leagues, betting operators and media companies focus on their respective core competencies, we focus on leveraging data and technology to help our customers run their businesses efficiently and create more engaging experiences. We are experts in sports data and building technology-enabled solutions empowered by that data. We offer the most comprehensive solution in the marketplace which positions us to cover the end-to-end needs of our clients. Our value proposition to each of the key constituents is clear:

Betting Operators:

●	Fast, accurate and reliable data married with deep analytics and technology to enable sports betting and drive bettors’ engagement
●	Access to the broadest global coverage of sports betting data and content
●	State-of-the-art technology to automate processes that would otherwise be conducted manually
●	Speed to market, cost efficiency and reduction of operational risk or complexity

Sports Leagues:

●	Trusted intermediary to the sports betting and media ecosystem
●	Gateway to the end users of sports betting and media companies
●	Innovator in sports data and analytics enabling deeper fan engagement
●	Partner in ensuring integrity of the game and allowing sports leagues to monetize their data without becoming directly regulated
●	Providers of sports technology and analytics to professional sports teams

Media Companies:

●	Extensive live data and event coverage, married with deep analytics to better engage sports fans
●	New forms of interactive content

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

Our Data Engine

Sports data is at the core of everything we do. We deliver value to our customers by and providing access to more and higher quality content and data which we distribute at low-latency and with seamless integration into our customers’ platforms. Simultaneously we embed fast data inferencing across our product portfolio to build higher value software products. We believe our deep sports data archive, real-time data capture, sports rights, sports expertise and AI capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand the business.

Our customers entrust us with their critical business functions because of our commitment to providing data with the following characteristics:

●	Accuracy: inaccurate data causes downstream customer disruption and erodes trust, as such data must be validated prior to downstream delivery.
●	Low-Latency: sports data, in particular live odds data, is time sensitive. We have built a proprietary global low-latency data distribution network that allows us to supply content to our customers with minimal latency.
●	Accessibility: data must always be available; otherwise, our customers are unable to transact with their customers.
●	Dependability: if accuracy, latency, or accessibility are perceived to be at risk, then customer impacts are inevitable and a loss of trust is guaranteed.

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

We also operate six data collection centers which are strategically located around the world to provide 24/7 availability and supported by over 925 full time equivalent data experts, with all processes being ISO 9001 certified for Quality Management. These data collection processes are enhanced by in-stadium verification technology and augmented by direct feeds from sports leagues, computer vision and AI technology. The proof that our system works is in the numbers—up to 30 million odds changes per minute, across more than 40 languages served, and with 99.9% proven accuracy—and underpins our market leadership.

Our primary methods for real-time data capture are:

●	Computer Vision and Audio Processing: we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase accuracy. We have also developed a sophisticated speech detection model which is used by our data journalists to map every element of a live game via spoken commands. This new approach instantly broadcasts live data into our network and improves latency in betting markets where timing is critical. Speech detection is improving the level of automation, speed and accuracy of our data collection.
●	Proprietary Data Collection Systems: we provide data collection infrastructure and software to a number of sports leagues where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a viable solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rightsholders or competitions such as the ITF, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Further, we provide entire Competition Management services, integrated solutions including not only our Scout Applications to collect live data but an entire Competition Management System with API, Players/Members Portal, Fixture/Draw/Venue Management etc. to a number of federations or leagues such as the German Handball Bundesliga (HBL), as well as the German Handball Federation (DHB), World Rugby, World Snooker (WST), the PDC, the ASEAN Football Federation and other national Football Associations such as the Singapore FA (FAS). All these rightsholders collect sports data with our tools and infrastructure.
●	In-Venue Coverage: our independent contractor data journalists and scouts attend and collect data directly from stadiums. We look for people with a passion for and deep knowledge of sports. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems to record and transmit data from the stadium.
●	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Competitive Strengths

End-to-end data and software solutions provider with a global footprint

We are a leading provider in software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We provide these solutions to our customers in over 115 countries around the world. The breadth of our offering and global reach allows us to serve sports betting operators, from large to small, regardless of their needs, and to provide our customers with simplicity—all the solutions in one place and from one provider. As a result, we have been able to successfully cross sell customers to more value-added solutions and to enable their entry into new markets, growing our share of wallet with customers. The Net Retention Rate of our top 200 customers, who represent approximately 76.4% of our revenue, was 125% in 2021 and 119% in 2022, which demonstrates our ability to expand within our customer base as well as our ability to grow alongside our customers. We believe that our ability to provide betting customers with the full suite of solutions positions us particularly well in new, emerging markets such as the United States, where betting operators will be focused on acquiring, engaging and retaining customers, and will be more inclined to automate the majority of their betting service and platform operations.

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

Our proprietary technology engine

We have been investing into our data, models and technology platforms for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our customers and industry in mind, ensuring low-latency, scalability, automated handling of big data and resiliency. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions.

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

Market leading portfolio of sports data and content

We cover the largest number of events and have a stronger data rights portfolio as compared to our competitors. We collect data from a range of sports leagues around the world, from tier 1 leagues such as the NBA and DFL to high-volume leagues such as the ITF. We also aggregate and manage collected data from tier 2 and tier 3 sports as well as from regional sports leagues including the NBL and AFC. We have more than 20 years of sports data in our proprietary database which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate. Our data collection processes are ISO certified, ensuring speed and accuracy in our proprietary data feeds. By providing our customers high quality data and content with the largest volume covering the broadest events, we enable our sports betting and media customers to drive fan and punter engagement, and ultimately revenue.

Deeply embedded position with sports leagues

We have long-standing and deeply embedded partnerships with more than 350 leagues and federations across 38 sports globally. We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. As an example, as the technology provider for ITF, we provide tech-enabled solutions for data collection from matches, such as through hand-held systems operated by ITF umpires, as well as maintain their database. In turn, we have the exclusive license to supply ITF data to betting operators and the non-exclusive license to supply media companies with such data worldwide. In addition, we provide sports leagues with integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.

We also license rights to official data and content from leagues which is an important differentiator for us in the market and supports growth across our betting and entertainment solutions. Our deep relationships with global sports betting and media companies allow us to serve as an important gateway for leagues and teams to connect with millions of fans and bettors around the world.

Our breadth of capabilities and willingness to invest in relationships has allowed us to become true partners to leagues, helping us gain a foothold in relevant markets, as we have done with the NHL and NBA, and to cultivate long-lasting relationships, as we have done with our almost 15-year relationship with the DFL.

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

NBA License Agreement

On November 16, 2021, we entered into an expansive multiyear partnership (the “NBA Partnership Agreement”) with the National Basketball Association (the “NBA”) that designates us as the exclusive provider of NBA data worldwide and will help fans across the globe to engage with the NBA, WNBA and NBA G League content. Under this agreement, the NBA will use our capabilities with respect to data collection, tracking and betting feeds, as well as our integrity services, commencing with the 2023-2024 season for an eight-year term. This agreement extends the relationship that began in 2016 when we became the Official Provider of Real-time NBA League Statistics.

In consideration of the rights and benefits granted under the NBA Partnership Agreement, we have agreed to pay the NBA the applicable annual license fees. We also agreed to grant the NBA warrants that, once vested, are exercisable for an aggregate number of Class A ordinary shares equal to 3.00% of the total number of Class A ordinary shares outstanding on a fully diluted, as-converted basis, as of the date of the NBA Partnership Agreement, at an exercise price of $0.01 per share. The warrants are subject to an eight-year vesting schedule commencing in 2023, with 20% of the warrants having vesting upon execution of the NBA Partnership Agreement.

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us and, in turn, with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our customers, increasing our share of wallet across the sports betting value chain. We have a proven track record of cross-selling to our customer base—61% and 62% of our sports betting customers took multiple products in 2022 and 2021, respectively. Our extensive data and content portfolio combined with our strong customer and league relationships provide us with unique insights into the behavior and preferences of sports fans and betting customers (punters) around the world. We benefit from multiple touchpoints with end users—through our platform services, advertising services and large installation of hosted solutions such as betting entertainment tools and on the sports entertainment side where we are able to capture data. The more knowledge of end users we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. This in turn leads to deeper integration with all key stakeholders.

Visionary founder-led team supported by world class investors

Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Carsten founded the online betting platform, betandwin Interactive Entertainment, in 1997 and led the company through a successful listing on the Vienna stock market in 2000. Carsten’s vision to bring the global sports betting industry into the digital era spans more than two decades. His deep expertise in technology, gaming and sports provide him with an unmatched perspective that touches all areas of our organization. Carsten is supported by an experienced, customer-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities. Our investors include CPP Investments and TCV, as well as champions in the sports industry such as Michael Jordan, Ted Leonsis, Todd Boehly and Mark Cuban, each holding less than 5% minority interest, who provide important insights and connections particularly in the U.S. sports industry.

High margin, sustainable growth financial model

We have a highly attractive business model characterized by robust growth and strong profitability. We generate revenue through a combination of subscription and revenue-sharing contracts. We expect this to provide us with a steady, predicable revenue and significant upside as the sports betting market grows. We also have a track record of growing wallet share with existing customers. Our Net Retention Rate as of December 31, 2022 and 2021 was 119% and 125%, respectively.

A unique aspect of our model is the structurally high margins stemming, in part, from our ability to sell our products to various customers with different end uses which allow us to generate high levels of profitability at scale. Our cost base as well as our sports rights costs provide significant operating leverage as we scale. Our profit for the period as a percentage of revenue and Adjusted EBITDA margin was 1.4% and 17.2% in 2022 and 2.3% and 18.2% for 2021, respectively, notwithstanding significant investments into new products, technology and emerging markets like the United States. The more mature part of our business, RoW Betting generated revenue of €389.1 million for the fiscal year ended December 31, 2022. Furthermore, low capital expenditure, and minimal working capital requirements allow us to be highly cash generative. Our net cash from operating activities was €168.1 million and €132.2 million in 2022 and 2021, respectively, and we have been Adjusted Free Cash Flow positive since 2013, including in 2022 and 2021 with €38.9 million and €14.5 million, respectively. We have maintained these profitability and cash flow levels all while investing significantly in new products and markets. We believe the combination of significant growth and profitability at scale along with healthy and consistent cash generation makes our financial profile unique in our industry.

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

Capture Growth in Global Markets. We intend to continue to capture significant growth from new and existing markets around the world. Leveraging the breadth and depth of our technology, sports league and customer relationships and our global sales force, we have the infrastructure in place to take advantage of expected growth in various markets. The United States, in particular, is expected to drive growth in our business as states increasingly legalize and operationalize sports betting. Current estimates by the H2 Report suggest that the U.S. sports betting market represents a $17.4 billion opportunity at maturity and we believe we are well-positioned to capture a significant share of growth given our end-to-end product offering and key partnerships with top U.S. leagues, such as the NBA and the NHL. In 2022, we strengthened these partnerships further with us becoming the OTT provider to NHL.TV, the league’s direct-to-consumer international OTT subscription service, available to hockey fans outside of the U.S. and Canada. Legalization since 2018 has already resulted in strong U.S. sports betting market growth. As the U.S. market continues to develop and grow, we expect to be the dominant provider. We also have partnerships with key media companies in the United States, such as Fox Sports, providing broadcast solutions, data analytics and digital services. Similarly, we believe our competitive strengths and early investments position the company well to capture growth in new emerging markets in Latin America and Asia. We believe there continues to be growth opportunities in more mature regions such as Europe, by further developing smaller or less developed markets.

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with customers. We believe that our MTS and Ad:s solutions provide customers with significant value and these products are currently underpenetrated in our existing betting customer base. As we enter new markets around the world, and specifically in the United States, we expect utilization of these innovative solutions to be higher, as betting companies in the U.S. market will primarily be focused on gaining market share and customers. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. We are also focused on expanding our technology solutions for sports leagues. For example, our Radar360 data research platform is used by leagues and is increasingly being utilized by broadcasters to provide pundits with reliable, accurate data. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments, such as college sports in the United States. We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise.

Cover Entire End User Journey to Better Serve our Customers. We see considerable value in combining our deep knowledge of sports data, built over the last 20 years, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data and feedback from our MTS, Ad:s, Betting Entertainment Tools, AV and OTT products. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey. These insights will enable us to cross-reference end users from betting to entertainment and vice-versa, improve user experience on behalf of our customers and consequently build better products. We intend to provide sports betting operators with solutions that address every stage of the end-user journey—from acquisition to supporting platform services to retention. This will be critical for sports betting operators both in new markets, where they will be competing to acquire and retain new users, as well as in more mature markets, where the ability to differentiate is paramount to gaining share. We have significantly increased our access to end-user information with the launch of our Ad:s solution in 2018, and we believe we can build on that to develop retention products such as individualized bonuses. We believe that we can further broaden our access to end users by integrating with regional betting platforms through investments and acquisitions, following the successful blueprint of our Optima acquisition. We also believe there is meaningful opportunity to expand our offering with sports leagues and media companies and to establish strategic partnerships with leagues and digital partners to build engaging OTT platforms to enhance the user experience similar to us becoming the OTT provider to NHL.TV. We believe our new products will provide additional layers of revenue streams for our customers and partners and will provide them actionable insights on sports fans globally.

Invest in Alternative Content Capabilities and Services. We continue to expand our content offering beyond live sports betting into e-Sports, virtual sports and Gaming. Sports betting is currently constrained by the number of live matches occurring at any given time and we believe that our betting operator customers are looking for ways to provide their customers with more variety and flexibility in their content offering. Alternative content that is not dependent on live sports is becoming increasingly important and COVID-19 has accelerated the adoption of new categories of real and virtual sports. We are investing in building capabilities around this that will further differentiate Sportradar from its competitors and will allow for new avenues of growth. With the multiple versatile touchpoints that we have with our end users via our platform, we have the opportunity to cross-reference sports betting customers to iGaming content and vice-versa and as a result, build a better overall user experience. iGaming represents a €63.7 billion market opportunity by 2027 with growth backed by liberalization of betting in the United States, according to the H2 Report. Expansion into iGaming would enable us to control the full customer journey across both betting and gaming. We can expand sports betting operator’s offerings to keep bettors engaged during breaks in sports events, ensuring retention and activity as well as acquiring new customers and diversifying customer base. This will increase our addressable market significantly. We plan to enhance our capabilities in alternative content both organically and via acquisitions of companies which provide virtual games, e-Sports and iGaming content. This will allow us to sell new and relevant content to our customers and offer a full suite of entertainment products.

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

Our Products

We sell mission-critical data, content and software solutions to sports betting operators, media companies and sports leagues. We are experts in sports data and building technology-enabled solutions empowered by that data. We have evolved our product offerings from point solutions into fully-integrated software solutions that are essential to the core operations of our customers. We offer the most comprehensive solution in the marketplace, as follows.

●	Pre-Match Odds Services: We offer an extensive pre-match odds service including fully automated provision of pre-match content and trading tools to manage content. We provide the tools to create and manage sportsbooks, from event creation, odds suggestions, marketing monitoring and alerting, and odds management tools, to results confirmation.
●	Live Data: We are the leading source for reliable and comprehensive real-time sports data with unrivaled depth of data to support more sports events and betting markets than any competitor. Our live data solution includes the fully automated provision of sport match data points such as goals, corner kicks, penalties, substitutions and points, amongst others. Our live data is delivered in less than one second from the venue to our customers, via an API or our Live Data Client product, which is fully customizable to optimize in-play trading.
●	Live Odds: We offer a popular live odds services in the market worldwide that makes available fully automated provision of in-play content and related trading tools, enabling operators to offer live betting opportunities during matches. Our live odds service includes odds, odds management tools, score information and results confirmation. Our team of in-house experts administers full matches 24/7 in real-time, using our leading edge mathematical live odds models, ensuring we can provide profit-maximizing live odds. We invest heavily in maintaining our marking-leading and sophisticated odds model and simulations, backed by our proprietary statistical and AI processing.
●	Managed betting services (MBS): MBS includes Managed Trading Services (“MTS”), Managed Platform Services (“MPS”), and Vaix Marketing Services.
●	Managed Trading Services (MTS): Our MTS offering is a sophisticated, trading, risk, and liability management solution, natively embedding all Sportradar odds services and products. MTS is flexible and modular, enabling customers of all sizes and maturities to configure service components according to their need. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our customers to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models.
●	Managed Platform Services (MPS): Optima offers a complete turnkey betting solution. The multi-channel solution includes sportsbook and player management services, providing a 360-degree view of the user’s activity across all channels in real-time from one central system. It includes all sportsbook and player account management customary capabilities, and it is unique in the market in terms of its native integration and pervasive use of Sportradar AI capabilities. The platform is set up to operate in major jurisdictions, and is particularly apt to serve the needs of large and sophisticated operators.
●	Vaix Marketing Services: Vaix provides high quality and innovative AI driven Personalization and Player Retention (CRM) Services, both via custom front-end and Player Management integrations, or via standard front-end integrations. It also supports integrations with market leading CRM platforms.
●	Virtual Games: We build realistic motion capture and real video footage simulations to help bookmakers keep fans engaged during off-seasons. We currently offer virtual soccer, horse and dog racing, basketball, tennis, baseball and cricket. We are the official partner of the NBA for realistic motion capture simulations and for virtual baseball and soccer with the MLB and Bundesliga. Our proprietary Remote Game Server comes with a one-time e-wallet integration for zero client-side development effort when integrating additional virtual sports.

●	Betting Entertainment Tools: Betting Entertainment Tools are front-end visualization tools designed to be integrated into sportsbook products offering data at the appropriate time to support a user’s betting journey. Our tools are easy to integrate and offer visually stunning and statistically rich experiences. With statistical information, we are supporting informed decision making, and with real-time visualisation we are creating immersive betting experiences, giving users a feeling of almost being at the venue. We are also leading the way with AI-driven betting recommendations, and customising bets to create a personalised larger bet prediction.
●	Integrity Services: Sportradar Integrity Services is a leading supplier of monitoring, intelligence, education, and consultancy solutions for sports organisations, state authorities, and law enforcement agencies to support them in the fight against match-fixing and corruption. Trusted and relied on by more than 150 sports’ governing bodies and leagues around the world and staffed with executives who have both implemented betting policies for the world’s largest sports bodies and provided large-scale consulting services to leagues in the integrity space, we are firmly established as a market leader in the field of sporting integrity. As an example, through the Universal Fraud Detection System (UFDS), betting patterns on Handball Bundesliga competitions are analysed for abnormalities by a global team of qualified integrity experts, and any suspicious matches will be subsequently reported, allowing critical visibility into potential match-fixing threats. Sportradar Integrity Services have detected more than 7,800 suspicious matches during the past 17 years with over 600 of these taking place in 2022 alone.
●	Audio-Visual Content: We combine audiovisual content, which is to a great extent non-televised, and comprehensive content from our robust media rights portfolio. We also provide AV content for e-Sports. Our sports coverage is live 24/7 and our fully hosted player solution comes with low deployment and set-up costs, as well as quick-to-market integration. Every year, we stream over 425,000 live sports events for more than 160 customers globally.
●	Ad:s Marketing Services: Our Ad:s offering provides data-driven marketing services for the iGaming industry in which we offer a range of capabilities built to meet the needs of bookmakers and improve marketing return-on-investments. Our Marketing Cloud is a proprietary advertising platform that enables targeted marketing campaigns through programmatic media buying from our curated supply. Additionally, we offer a dynamic creative solution, on top of a large-scale data management platform Engaging ad formats for affiliates and publishers.
●	Global API: Our state-of-the-art, flexible application programming interface (“API”) for access to sports data feeds cover thousands of leagues across more than 30 sports, available in up to 28 languages. Additionally, we provide odds comparison data, news, and image content APIs.
●	Broadcast Services: Our broadcast platform includes content/game note packages, graphics libraries, an on-call research desk and custom broadcast solutions.
●	Digital Services: We offer easy-to-integrate widgets and fully-hosted sports page solutions. Our embeddable widgets come with data and content required to run a modern media platform, including scores, standings, play-by-play, statistics, game centers, leaderboards, recaps and more.
●	Analytics and Research Platform: Our Radar360 features an extensive database of sports statistics combined with powerful search and filter capabilities for uncovering compelling stats and storylines.

●	Synergy Sports Solutions: We offer a vast range of products and services to sports federations, leagues and clubs which capture data and content, including production managing competitions, performance analysis, distribution and commercialization. Capture includes Live Data collection, CV Powered Video Capture systems and Optical tracking. Production products include products such as Automated Production Graphics, Commentary Systems, Video streaming management and Highlights Clipping and Distribution. A suite of competition management products allows leagues and federations to control every facet of their competition, from schedules, game locations even player images, all of which power their internal tools, as well as fan websites. Performance Analysis mainly includes video and analytics for teams and coaches that is powered by deep event level data, with additional AI generated optimizations and insights. These products are used by NBA and MLB teams, as well as Division I basketball and Division I baseball teams. Distribution and commercialization include CMS, embeddable widgets, fan engagement tools such as match center and game apps, as well as OTT solutions.
●	OTT Streaming Solutions: We provide betting operators, media companies and federations, leagues and teams with OTT streaming solutions including a video management platform and sports data extensions including automated content and visualizations, recommendations and personalization. Our OTT streaming solutions provide scalable infrastructure based on an extensive and longstanding experience in the industry.

Our Technology

The majority of our technology development is handled in-house by our over 960 software engineers. We build and operate our technology to have high availability, horizontal scalability, low-latency and continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.

Sportradar’s cutting-edge data AI, machine learning, and visualization capabilities put us at the forefront of technological innovation in the sector. Our R&D efforts have enabled new use cases for our customers across our product offerings. Select examples include:

●	Automated, AI-based content engine for personalization
●	Neural networking for real-time outcome probabilities, such as shot probabilities
●	Guaranteed return pricing models and advanced customer risk profiling
●	Machine learning based detection of suspicious betting activity and fraud

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

Technology Architecture

Engineering within Sportradar is driven according to a set of core architectural principles:

●	Scalable Cloud-Based Infrastructure. All new systems are designed to support horizontal scaling without necessitating higher-spec server hardware deployment. By designing native cloud applications, we can elastically scale the amount of hardware required in minutes compared to the month required to manually rack and stack new servers in data-centers. Furthermore, as demands fall due to a season ending, we relinquish the spare server capacity that avoids the typical over-provisioning associated with peak-demand.

We design our core platforms to handle five times the initial workloads through elastic scaling. We have a cloud first strategy and develop all new products in the public cloud following an API and service strategy. Our technology enables us to move quickly on behalf of our clients but with the resiliency and fault tolerance expected by enterprise-scale customers.

●	Optimized for rapid data ingest and low-latency. Speed in acquiring and distributing data is key to driving revenue and lowering costs.

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

●	Build for High System Resilience and Availability. Our systems have been built for maximum security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our customers need them.

We run a hybrid architecture including physical and multiple public cloud infrastructures and  high-end physical data centers. Our cloud applications typically run across three clusters in the United States, the European Union and Asia, while our live data service, which acts as a backbone to many higher value-chain products, runs in ten zones across geographic regions. Our flexible architecture enables data transmission via the closest physically located distribution node. If one node goes down, then the network automatically reconfigures and redirects data traffic to the next closest working node. We believe this type of sophisticated ring topology is unique in the market as follows.

●	Observability ensures we are delivering. In addition to constant internal monitoring of our applications to evaluate their performance and reliability, we also utilize synthetic transaction monitoring. This allows us to monitor the service as if we were an end user of our products. Our synthetic service end-points are global and capable of detecting “last-mile” ISP-related issues. Through this mechanism we are able to prove the quality of service our customers receive without paying 1st line support engineers to have ”eyes-on-glass” 24/7.
●	Embed security at every level. Our systems are built to be secure on the basis of a defense in depth approach to software development. We work to ensure that our developers are aware of best practices, new risks and other security patterns that aid them in building market leading security into our products. We complement that with extensive use of market leading tools and services to quantify and validate our security postures, validating code at every step of the way from development all the way through to running in production. Where potential issues are identified within our systems we assess and prioritize their impact, and our processes state that anything deemed to carry a significant risk to the business is prioritized above on-going product enhancements.

●	Rapid Updates and Agile Development. Engineers within our core teams are empowered to make the decisions required to build world class products, and work within a “build, release, operate” mentality. This encourages ownership that goes beyond just delivering code and ensures that they feel a sense of ownership and prioritize the technical aspects of reliability and scalability alongside delivering on new product features. Through our advanced development environment, we are able to quickly distribute product improvements using modern CI/CD techniques, ensuring that every release is built against stringent quality gates but can still be delivered in the shortest timeframe possible.

Leveraging Our Unique Data Assets

Each element of data we process is stored within our data lake where it can be easily retrieved. Over the years, we have moved beyond just the basic sports statistics, such as scores, goals and line-ups, to also capture and store a diverse range of other datasets. For example, we collect the locations of players on a playing field, detailed player statistics, and a vast library of video footage for past sporting events. We believe that the depth and breadth of this data makes us uniquely placed in the market to deliver innovative products.

We employ a 50 member team of experts dedicated to AI, computer vision and machine learning based innovation. We additionally employ quantitative analysts who focus on developing mathematical statistical models of sports. We use machine learning and AI, trained on historical data, to enrich our datasets, reduce costs via automation, and enable new use cases.

For example, we have computer visions algorithms for soccer that predict the likelihood of a goal in the next few seconds. In audio, we are deploying neural network technology that operates on hand-held devices and is utilized by our data journalists to record what is happening in a match. We are also experimenting in utilizing audio recognition technology to enhance visual detection of events, such as audio signature matching of tennis ball or racket impacts correlating to a serve.

Our objective is to fully automate data collection and production of live events using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

●	Lower data acquisition costs based upon a reduction of labor.
●	Create new industry-leading betting markets—such as “in point” betting for tennis.
●	Increase our ability to scale sports event coverage.
●	We have developed one of the most realistic virtual sports products designed to simulate actual matches and races. Our simulations and visualizations were developed on the back of Sportradar’s data expertise and utilize advanced 3D graphics technology. Our proprietary gaming platform offers a simple e-wallet integration for zero development effort on the client-side when integrating additional virtual sports. These products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

Our Customers

We have a large customer base, which consists of 1,790 customers from the Sportradar base (excluding individual sport teams using our coaching analytics and similar services) as of December 31, 2022 and partners across more than 115 countries globally, including more than 900 sports betting operator customers and over 500 media and digital platforms. Our customers include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Facebook, Google, Twitter and Yahoo Sports; broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and NBC Sports; and league partners such as the NBA and ITF. We have also built a global, market-leading portfolio of relationships with over 350 leagues and federations.

Our top 10 customers contributed 25.5% of total revenue for the year-ended December 31, 2022. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our top 200 customers contributed approximately 76.4% of our total revenue for the year ended December 31, 2022, and represent the core of our business. We have developed longstanding relationships with these customers across our segments, with an average relationship length of 10.3 years. Our products are business critical for our customers and historically churn for our top 200 customers has been limited, encompassing 0.7% and 0.4% for the years ended December 31, 2022 and 2021, respectively.

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

Our Go-to-Market Strategy

Our global sales team is responsible for managing existing client relationships, securing new business, and executing on upselling and cross-selling opportunities. The global sales team is organized by region, and responsibilities are allocated by client type, size, and spending power. Larger accounts are managed by a dedicated Enterprise Client Partner supported by our Client Success Partners, Client Services & Care, Technical Success Managers, specialized product sales, and analytics teams. The sales approach with smaller clients is to assess the overall growth potential and probability of success. The vast scale of our global sales organization enables our team to continuously monitor clients’ turnover, gross gaming revenue, size of offering, and booking behavior, amongst other factors, to actively cover and provide value to our operator clients.

We have a strong global commercial organization, which has consistently and successfully secured growth opportunities throughout the world. In the United States, the team has signed nearly all the U.S. betting operators currently in operation (including both multi-state and single state licensed operators). Additionally, the team continues to add to the strong portfolio of household names within the media industry. Further, the U.S. team also maintains strong relationships with league commissioners and is building a team of client partners who will be dedicated to the leagues.

The Enterprise Client Partners have strong relationships with our clients and maintain regular dialogue so that they can provide our clients with the products and services they need when they need them. This continual interaction with clients facilitates a fluid upselling strategy. The team can pinpoint when clients have outgrown their current product package and can be upsold a larger one. There is also awareness of a client’s desire to build their brand strategy, shift focus to or enter a new region, and acquire or merge businesses. The team further works with clients to offer bespoke product and content packages.

To enhance our product suite, Sportradar ensures the sales team has multiple, direct contact points with product owners including one-on-one sessions with each product vertical, deal planning meetings, and internal business reviews. These touchpoints serve as the feedback channels for our sales and product teams to collaborate and ensure our client needs are always met. Once a product is launched, our well-diversified sales team also serves as a built-in distribution channel. Leveraging our continual touchpoints with clients, we can demonstrate and sell our product offerings to clients more quickly and effectively compared to our competitors.

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

We believe we compete favorably based on the following competitive factors:

●	size and depth of data and content portfolio;
●	expansive network of data journalists and specialized data operators;

●	breadth of software solutions;
●	strong relationships with sports league partners;
●	proprietary technology and odds models;
●	early investment into e-Sports, virtual sports and gaming; and
●	early and continued investment to build our U.S. presence.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Related to Our Business and Industry—Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.”

Seasonality

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in other territories will place differing importance on distinct sporting competitions, which often have diverse calendars. As such, our revenue has historically been strongest during the first quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races.

Intellectual Property

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of December 31, 2022, we own 31 patents in the United States and Europe and have seven pending applications, and 50 registered trademarks in the United States and several other countries, with two pending. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

From time to time, legal action by us may be necessary to enforce or protect our patents and trademarks, trade secrets and other intellectual property rights, to determine the ownership, validity and scope of our intellectual property rights or the intellectual property rights of others or to defend against claims of infringement, misappropriation or other violation. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—Legal and Regulatory Risks.”

Sports League Partnerships

Sportradar is partner to more than 350 rights holders and sports leagues. Our league partnerships are usually multi-year deals where we are an official or the exclusive partner to our partner. Our partnerships vary significantly in scope and commercial value. We seek to provide our sports leagues partners with competition management solutions, data collection tools, computer vision technology, integrity services and use of or license to our proprietary technology. In return, we serve as a platform to provide the leagues’ data and video content to sports betting and media customers globally, giving them greater reach and serving as an intermediary to the highly regulated betting industry.

Practices for Environmental, Social and Governance

At Sportradar, we manage our business with the goal of delivering value to all stakeholders, including our customers, league partners, shareholders, employees and local communities. After becoming a U.S. listed company in September 2021, we engaged key stakeholders in our first materiality assessment to understand the most relevant sustainability issues affecting our business and shareholders. We identified industry-specific priorities of leading ratings and reporting standards and mapped them against the perspectives of our shareholders, employees and advisors to our Board of Directors. The results are the building blocks of our sustainability strategy and inform our policies and practices related to evolving issues. At the direction of executive leadership, we formed an employee led working group, comprised primarily of senior management, that works to establish a relevant and effective sustainability strategy and to develop, implement, and monitor initiatives and policies based on that strategy.

Our approach is underpinned by our conviction that ethics and good governance matter to our future success. Every employee, consultant, and director is required to read, understand and abide by our Code of Business Conduct and Ethics, which promotes responsible business practices through our policies, principles, values and behavioral expectations that our employees are expected to follow in their daily business activities. We require employees to regularly complete compliance trainings on our Code of Business Conduct and Ethics and other topics such as anti-bribery and corruption, harassment, data privacy and information security.

We promote and protect the integrity of sport through our Integrity Services, which protects sport by providing a wide range of match-fixing monitoring and detection tools, intelligence and investigation services as well as education programs to over 180 sports leagues, teams and organizations, anti-doping agencies, state authorities and law enforcement bodies. Based on our firm belief in the importance of a level playing field, in 2005 we launched Integrity Services which now works with sporting partners across the globe to support the integrity of sport. In 2021, we launched UFDS (Universal Fraud Detection System), making a landmark pledge to provide our market leading bet monitoring match-fixing detection system free of charge to sport and, in 2022, we launched educational focused services for sporting stakeholders including leagues, teams and governing bodies, to protect the wellbeing of athletes as sports betting grows exponentially in popularity in the U.S.

As a global company with employees worldwide, our commitment to diversity, inclusion and equity is clear. Sportradar strives to hire, develop and retain top talent by emphasizing diversity, inclusion and equity through initiatives such as our global Women in Technology Employee Resource Group and Sportradar Pride.

As a data and technology company with a highly distributed, office and home-based workforce, we believe that we are driving operational efficiencies that not only benefit our business but also reduce our waste disposal, energy consumption and carbon footprint. Our offices offer a variety of practices that allow for employees to participate in environmental efficiencies including recycling, energy-efficient lightbulbs, water saving faucets and public-transportation support. In our Warsaw and Seville offices, renewables provide 100% of our energy needs.

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

Although the legislation and regulation on the provision of facilities for taking part in betting activities differ widely across jurisdictions in Europe, the protection of the betting customers (punters) from compulsive gambling behavior and overspending is one of the main legislative objectives of gambling and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gambling and betting laws primarily address the supply of betting (and other gambling) products to end consumers. Our business is conducted solely on a B2B basis, providing supply services to the betting industry, and does not include (betting) contracts with end-consumers. Most European betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a license. Only a few European jurisdictions require B2B providers to hold a license. On this basis, we currently hold B2B supplier licenses in Belgium, United Kingdom, Malta, Gibraltar, Greece and Romania. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a license, we operate our business based on approvals or certifications granted by the appropriate governmental authority or via agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

Gambling and betting regulations in Europe are in continuous development and thus subject to change. This may result in certain additional European jurisdictions requiring suppliers of the gambling and betting industry to apply for and operate based on B2B supplier licenses. Our failure to obtain such licenses may result in us having to change, restrict, suspend or cease our supply services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages. Ultimately, as a supplier to the gambling and betting industry, the legal and regulatory situation that our customers are facing impacts the results of our business. In case of the regulatory environment becoming unfavorable or unfeasible for our customers to continue offering sports betting in certain jurisdictions, this may result in closure of certain markets and thus in a loss of revenue due to a decreased demand for our products and services.

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

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. A U.K.-only adaptation of the GDPR took effect on January 1, 2021 under the UK Data Protection Act of 2018 and the UK General Data Protection Regulation (as defined by the UK Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019) after the end of the United Kingdom’s transition period for its withdrawal from the European Union, which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from Member States to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the European Commission during this period. In September 2021, the United Kingdom government launched a consultation on its proposals for wide-ranging reform of United Kingdom data protection laws following Brexit. There is a risk that any material changes which are made to the United Kingdom data protection regime could result in the European Commission reviewing the adequacy decision, and the United Kingdom losing its adequacy decision if the European Commission deems the United Kingdom to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure. Further, on March 21, 2022, the United Kingdom adopted an international data transfer agreement and an international data transfer addendum to the European Commission’s new standard contractual clauses for international data transfers as an available transfer tool when making restricted transfers.

Other countries have also passed or are considering passing laws requiring local data residency and/or restricting the international transfer of data. For instance, India has introduced various versions of a privacy bill requiring data localization over the past few years but withdrew the latest version of the bill in August 2022, amid promises of a new bill that fits into India’s comprehensive legal framework. Additionally, the CJEU’s decision of July 16, 2020 in the “Schrems II” matter invalidated the EU-U.S. Privacy Shield and raised questions about whether one of its primary alternatives, namely, the European Commission’s Standard Contractual Clauses (“SCCs”), can lawfully be used for personal data transfers from the European Union to the United States or most other countries. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to replace existing SCCs by December 27, 2022. These developments require or may require us to review and amend the legal mechanisms by which we transfer personal data from the European Union and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation. These developments have greatly influenced the compliance actions we must engage in to transfer personal data from Europe to other jurisdictions.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive and national implementation laws which will be replaced by a new ePrivacy Regulation. The legal framework for electronic marketing and communication is constantly evolving and subject to enforcement by regulators, activists consumer protection organizations and individuals, which may require us to adapt our practices. While no official time frame exists for the ePrivacy Regulation, there will be a transition period for compliance after the ePrivacy Regulation is finalized. We will likely be required to expend further capital and other resources to ensure compliance with these evolving and changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, and our risk mitigation controls may fail to identify and/or prevent this, which could cause our business to suffer adverse legal and reputational effects.

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, California enacted the California Consumer Privacy Act (“CCPA”), which became operational on January 1, 2020, requires disclosures to California consumers, imposes rules for collecting or using information about minors, and affords consumers the ability to opt out of certain disclosures of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The effects of the CCPA and its implementing regulations, particularly in light of uncertainties about the scope and applicability of exemptions that may apply to our business, are potentially significant and may require us to modify our data collection or processing practices and policies, particularly with respect to online advertising and data analytics, and to incur substantial costs and expenses in an effort to comply. Moreover, the California Privacy Rights Act (“CPRA”), which become operational on January 1, 2023, significantly modifies and expands on the CCPA, creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Further, the Virginia Consumer Data Protection Act also became effective on January 1, 2023; the Colorado Privacy Act and the Connecticut Data Privacy Act will go into effect on July 1, 2023; and the Utah Consumer Privacy Act will go into effect on December 31, 2023. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

See “Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.”

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

We strive to create an environment where our employees have the skills and confidence to make a positive contribution to the business and want to contribute to their full potential. We want employees to be engaged and motivated and have opportunities for personal development and career progression. We recognize that rewarding employees fairly, equitably and competitively and providing workplace flexibility is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees. For additional detail regarding the number of our employees by geography and category, see Item 6.D “Director, Senior Management and Employees—Employees.”

C. Organizational Structure

Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation (Aktiengesellschaft) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company was formed to acquire Sportradar Holding AG, its predecessor. We have 47 wholly-owned subsidiaries. Refer to Note 33, List of consolidated entities, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plant and Equipment

Corporate Offices

We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific.

Our principal facility is our headquarters located in St. Gallen, Switzerland, which consists of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for 12-month terms. As of December 31, 2022, we also lease offices in multiple additional countries, including Australia, Austria, Belgium, Bosnia, Estonia, Germany, Greece, Gibraltar, the Netherlands, Norway, the Philippines, Poland, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, the United Kingdom, the United States and Uruguay.

All of the above leases expire or are up for renewal between 2023 and 2031. We intend to procure additional space as we continue to add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously in Item 5 of Form 20-F filed on March 31, 2022 under the section entitled “Operating and Financial Review and Prospects” and is incorporated by reference into this Annual Report.

Overview

We provide our customers with solutions across betting and gaming, sports entertainment and AV. In the year ended December 31, 2022, 53.3% of our total revenue was generated from RoW Betting, 22.0% from RoW AV, 17.5% from solutions sold into the U.S. market and 7.3% from other. All of our solutions are powered by our proprietary technology platform and are fueled by the largest volume of sports data in the world. Our data capabilities and proprietary technology engine allow us to provide end-to-end solutions across the sports betting value chain, from traffic generation to the collection, processing and computation of data and odds, management of trading risk on behalf of our clients, visualization solutions, platform services and integrity services. In the year ended December 31, 2022, our RoW Betting segment revenue consisted of 60.9% betting data and entertainment tools, 34.9% Managed Betting Services (“MBS”) and 4.2% Virtual Gaming and e-Sports.

We provide these solutions to our customers in over 115 countries around the world, including in mature markets in our RoW segments, and newer, high-growth markets such as the United States. Our business is highly diversified with our largest billing country, the United States, representing 16.9% of total revenue for the year ended December 31, 2022. We believe that we are well-positioned to continue to grow globally due to our investments in strategic markets and continued investments in our product offerings. In particular, we have made significant investments in the United States where we have established important league relationships, such as with the NBA, MLB, NHL, FIFA and NASCAR, and local infrastructure and operations with over 550 FTEs based in the United States as of December 31, 2022. These investments were funded organically from the profit generated in our more mature markets, such as RoW Betting. We expect to benefit from strong operating leverage in our U.S. segment, which is currently not profitable. As our U.S. business continues to develop, we expect meaningful revenue growth and improved profitability in our U.S. segment.

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

We have a profitability profile and strong cash conversion as a percent of Adjusted EBITDA. Profit for the year was €10.5 million and €12.8 million for the years ended December 31, 2022 and 2021, respectively, representing year-over-year decrease of 18.0%. For the years ended December 31, 2022 and 2021, our Adjusted EBITDA was €125.8 million and €102.0 million, respectively, representing year-over-year growth of 23.3%, profit for the period as a percentage of revenue was 1.4% and 2.3%, respectively, and Adjusted EBITDA margin was 17.2% and 18.2%, respectively. Our net cash from operating activities as a percentage of profit was 1,602.1% and 1,033.9% for the years ended December 31, 2022 and 2021, respectively. We had Cash Flow Conversion, defined as Adjusted Free Cash Flow as a percentage of Adjusted EBITDA, of 30.9% for the year ended December 31, 2022 and 14.3% for the year ended December 31, 2021.

Our Customers and Business Model

We sell our products to a diverse customer base of betting operators, sports leagues and media companies globally. In total, we serve 1,790 customers globally as of December 31, 2022 from the Sportradar base (excluding individual sport teams using our coaching analytics and similar services), and the top 200 customers represent approximately 76.4% of our revenue, a decrease from 80% as of December 31, 2021. We believe our top 200 customers represent a good proxy for analyzing trends in our business and customer behavior.

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

Revenue generated from subscription contracts are priced based on the amount of matches, data and the types of products received and include surcharge components based on scale or usage where relevant. Many of these contracts include a price escalation clause, and we have a track record of upselling additional data and matches as well as cross-selling products to our customers. The following products and services operate under this subscription model: Betting Data / Betting Entertainment Tools and RoW AV. For revenue-sharing contracts, we receive a fixed percentage of the gross gaming revenue or of the net gaming revenue generated by our betting company customers. These contracts are typically structured with an agreed minimum fee but allow us to benefit from high betting volume. Revenue for our MTS product and for Virtual Gaming is generated on a revenue sharing basis. Some MTS contracts include a loss participation clause. Our sports entertainment (media and advertising) customers pay either on a subscription basis or in accordance with marketing services provided for a specific period. Our revenue generation has a high degree of predictability because we have developed longstanding relationships with our customers. Our top 200 customers have been with us for 10.3 years on average. Our low net revenue churn rate, defined as lost revenue from customers that stopped using our services in any given period divided by total revenue from the comparable period from the prior fiscal year, for our top 200 customers of 0.7% and 0.4% for the years ended December 31, 2022 and 2021, respectively, demonstrates our ability to continually meet our customers’ expansive and evolving needs through market-leading offerings and investments in our platform. Our products are deeply embedded into our customers’ workflows and fuel their ability to generate revenue, creating a resilient stream of revenue generation for us. Additionally, we have demonstrated success in growing revenue over time through both upselling and cross-selling opportunities.

Key Factors Affecting Our Business

We believe that the growth and future success of our business depends on many factors, including the following.

Capturing Share in New Legalized Sports Betting Markets by Expanding into New Geographies with Existing Customers and Adding New Customers

The continued legalization of sports betting in the United States and abroad is a growth driver that is expanding the addressable market for our solutions. We believe that although the legalization of sports betting is still in its early days, there is promising regulatory momentum, particularly in the United States. With the number one market share in the United States, significant investments in place, and deeply embedded relationships, we are well-positioned for sustained U.S. market leadership.

According to the Gambling Compliance Tracker, as of December 31, 2022, 33 states and the District of Columbia have legalized and regulated sports betting and two additional states have passed enabling laws but have not yet implemented regulations. Additionally, 26 states and the District of Columbia have legalized online/mobile sports betting. While the timing for additional regulatory changes is uncertain, we believe there is a desire for new avenues of growth for both governments and professional sports leagues.

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

Expanding Our Partnerships with Sports Leagues

We have valuable relationships with sports leagues across the globe. We intend to continue to expand the breadth and depth of our partnership with sports leagues, including by pursuing new partnerships with sports leagues, big and small, in existing geographies, as well as in new geographies and in new sports categories. To our existing league partners, we provide critical technology and infrastructure which allows them to collect, analyze and distribute data to the media, teams and league analysts and sports betting ecosystem. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as truly trusted, mission-critical partner. We intend to use that strong positioning with the leagues to accelerate innovation and to expand the scope and value proposition of the services that we provide.

Achieving Operating Leverage as We Scale

We have made significant investments in strategic growth markets, including the United States. The infrastructure, content, technology and organization we have in place in the United States position us for profitable growth well into the future. In the short-term, however, entering new geographies results in depressed margins, relative to more mature markets such as Europe. For example, we had negative Adjusted EBITDA in the United States for the years ended December 31, 2022 and 2021, in comparison to our positive Adjusted EBITDA during the same periods for RoW Betting. As we scale, we expect to achieve operating leverage across markets.

Acquisition Strategy and Integration

As part of our growth strategy, we have made and expect to continue to make targeted acquisitions of, and investments in, complementary businesses, products and technologies, and believe we are well-positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and data assets. Our management team has a proven track record of executing value accretive transactions. and such acquisitions have expanded our footprint into new geographies and have added to, or improved upon, a range of our capabilities such as platform services, video distribution and solutions we provide to sports leagues. Our ability to acquire complementary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.

Macroeconomic Risks

Our financial performance is subject to global economic conditions and their impact on levels of discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, and financial condition or results of operation. Specifically, Europe and the U.S., the two largest geographic areas for our businesses, are experiencing slower economic growth and higher rates of inflation than in recent years. The impact of inflationary pressures on the macro economy could slow the spending of our customers. Inflation could also negatively impact our operating costs by increasing costs incurred by us to operate our business due to higher costs from our vendors and increased personnel costs. Furthermore, Russia’s invasion of Ukraine and the uncertainty surrounding the escalating conflict could continue to negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. In light of the situation in Ukraine, in addition to suspending sales prohibited by sanctions, the Company has suspended the acquisition of new customers in Russia. Although revenue from Russian customers was less than 1% of consolidated revenue of the Company for the year ended December 31, 2022, the conflict caused disruptions to our coverage content. As a result, we had to mitigate impacted coverage which caused lower than anticipated growth in our live data offerings.

Although the ongoing COVID-19 pandemic caused disruption in the global sports industry beginning in March 2020, we have largely returned to pre-pandemic revenue generation levels and have not observed significant changes in customer behavior during the year ended December 31, 2022. Although the pandemic adversely impacted our business in 2020 due to cancelled live sporting events, management actions helped to partially mitigate the extent of the impact and we have demonstrated our ability to rapidly adapt to challenging environments. We continue to focus on two objectives: (1) supporting our customers with mission-critical alternative content throughout a period where traditional sports events were no longer available and (2) streamlining our own operations to preserve profitability and cash generation. Those measures have now become the way we operate the business as we dial the volume content up or down depending on changes and disruption to the live event calendar.

We generate revenue primarily via two types of contracts: subscription and revenue sharing. We believe this mix of subscription-based revenue and revenue sharing provides us with a stable, predictable base of revenue and allows us to participate in the upside from growing betting volume around the world, especially in more nascent geographies. Typically our contracts related to Betting services are renewed every year, while Betting AV contracts tend to be longer in duration as they are frequently linked to the duration of our major AV rights.

For the year ended December 31, 2022, 72.1% of our total revenue was generated from subscription contracts which are priced based on the amount of matches, data and the types of products received and include surcharge components based on scale or usage where relevant. Many of these contracts include a price escalation clause, and we have a track record of upselling additional data and matches as well as cross-selling products to our customers. The following products and services operate under this subscription model: Betting Data / Betting Entertainment Tools and Betting AV. The remaining 27.9% of our revenue for the year ended December 31, 2022 was generated from revenue sharing contracts, whereby we receive a fixed percentage of the gross gaming revenue (“GGR”) or of the net gaming revenue (“NGR”) generated by our betting company customers. These contracts are typically structured with an agreed minimum fee but allow us to benefit from high betting volume. The current economic environment of rising interest rates and inflation may impact the spending behavior of our customers and demand for our offerings. Revenue for our MTS product and for Virtual Gaming is generated on a revenue sharing basis. Some MTS contracts include a loss participation clause. Our U.S. business, which includes sports entertainment, betting and gaming, also primarily operates using revenue sharing contracts.

While we have not experienced significant disruptions to our operations from the COVID-19 pandemic since 2020, and we do not expect any further disruptions to our coverage content caused by the Russia-Ukraine conflict, we are unable to predict the full impact that these events will have on our operations and future financial performance, including demand for our offerings, impact to our customers and partners, actions that may be taken by governmental authorities, and impact to the overall macroeconomic environment, among other factors. For additional discussion related to macroeconomic risks, see “Risk Factors—Risks Related to Our Business and Industry— Economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as war or acts of terrorism, could adversely affect our business, financial condition or results of operations.”

Key Financial and Operational Performance Indicators

The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2020, 2021 and 2022:

	Years Ended December 31,
	(in millions)
	2020	2021	2022
Profit for the year	€14.8	€12.8	€10.5
Adjusted EBITDA	€76.9	€102.0	€125.8
Profit for the period as a percentage of revenue	3.7%	2.3%	1.4%
Adjusted EBITDA margin	19.0%	18.2%	17.2%
Adjusted Free Cash Flow	€53.5	€14.5	€38.9
Net cash from operating activities as a percentage of profit for the year	1,021.6%	1,033.9%	1,602.1%
Cash Flow Conversion	69.6%	14.3%	30.9%
Net Retention Rate	113%	125%	119%

See “Non-IFRS and Other Financial and Other Operating Metrics” below for a definition, explanation and, as applicable, reconciliation these measures.

Non-IFRS Financial Measures and Operating Metrics

We have provided in this Annual Report financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the tables included below.

●	“Adjusted EBITDA” represents profit for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, management restructuring costs, professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, one-time charitable donation for Ukrainian relief activities, share of loss of equity-accounted investee (SportTech AG), foreign currency gains, net, finance income and finance costs, and income tax expense and certain other non-recurring items.

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

We present Adjusted EBITDA because management believes that some excluded items are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

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

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the year:

	Years Ended December 31,
	2020	2021	2022

	(in millions)
Profit for the year	€14.8	€12.8	€10.5
Share based compensation	2.3	15.4	28.6
Litigation and settlement costs	—	—	19.1
Management restructuring costs	—	—	5.5
Professional fees for SOX and ERP implementations	—	—	4.3
One-time charitable donation for Ukrainian relief activities	—	—	0.1
Depreciation and amortization	106.2	129.4	184.8
Amortization of sports rights	(80.6)	(94.3)	(140.2)
Impairment of intangible assets	26.2	—	—
Impairment of equity-accounted investee	4.6	—	—
Impairment loss on other financial assets	1.7	5.9	—
Remeasurement of previously held equity-accounted investee	—	—	(7.7)
Share of loss in equity-accounted investee[1]	—	—	4.0
Foreign currency gains, net	(13.8)	(5.4)	(26.7)
Finance income	(8.5)	(5.3)	(5.2)
Finance cost	16.7	32.5	41.4
Income tax expense	7.3	11.0	7.3
Adjusted EBITDA	76.9	102.0	125.8

1 Represents non-cash losses unrelated to our core businesses and which we do not consider indicative of our ongoing operations because the equity-accounted investee, SportTech AG, operates on a business-to-consumer model as opposed to our core businesses that operate on a business-to-business model.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The most directly comparable IFRS measure of profit for the year as a percentage of revenue is disclosed below:

	Years Ended December 31,
	2020	2021	2022

	(in millions)
Profit for the year	€14.8	€12.8	€10.5
Revenue	€404.9	€561.2	€730.2
Profit for the year as a percentage of revenue	3.7%	2.3%	1.4%

●	“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

The most directly comparable IFRS measure of net cash from operating activities as a percentage of profit for the period is disclosed below:

	Years Ended December 31,
	2020	2021	2022

	(in millions)
Net cash from operating activities	€151.3	€132.2	€168.1
Profit for the year	€14.8	€12.8	€10.5
Net cash from operating activities as a percentage of profit for the year	1,021.6%	1,033.9%	1,602.1%

The following table reconciles Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Years Ended December 31,
	2020	2021	2022

	(in millions)
Net cash from operating activities	€151.3	€132.2	€168.1
Acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business)(a)	(92.0)	(124.9)	(154.3)
Acquisition of property and equipment	(2.0)	(5.9)	(8.3)
Payment of lease liabilities	(3.8)	(7.1)	(5.9)
Foreign currency gains on cash equivalents	—	20.2	39.3
Adjusted Free Cash Flow	53.5	14.5	38.9

●	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define our operating metrics as follows:

●	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported Trailing Twelve Month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have referred to this calculation as “Dollar Based Net Retention Rate” in prior SEC filings and press releases, which is the same calculation we are now using for “Net Retention Rate.”

Components of our Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statement of profit or loss and other comprehensive income.

Revenue

Betting includes revenue derived from betting data and betting entertainment tools, managed betting services (MBS) and virtual gaming and e-Sports. Below is a description of each:

Betting Data / Betting Entertainment Tools Revenue includes client service revenue for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). At any time, customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. These matches are often used for premium events but may be used for any other normal events. The SMBs are a separate contract for distinct services sold at their standalone prices.

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

Some sports betting contracts with customers incorporate a revenue share scheme in which Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

MBS Revenue includes Managed Trading Services (“MTS”), Managed Platform Services (“MPS”), and Vaix Marketing Services. MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted and successful. MPS revenue consists of platform set-up fees for our turnkey solution.

MTS clients forward their proposed bets, known as “bet slips”, to us for consideration as to whether or not the bet is advisable. We have the ability to accept or decline this bet slip. If a bet slip is accepted, we will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of bets in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most of MTS contracts also include a loss participation clause (i.e. in case the gross/net gaming revenue is negative). We are exposed to the losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share, is below agreed minimum fee).

MPS is part of our MBS business and provides a complete turnkey solution (including platform set-up, maintenance and support) to our clients. The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Vaix provides high quality and innovative AI driven Personalization and Player Retention (CRM) Services, both via custom front-end and Player Management integrations, or via standard front-end integrations, It also supports integrations with market leading CRM platforms.

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

United States Revenue consists of U.S. sourced media revenue from APIs, whereby customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and AV revenue as well as Advertising and Sport Solutions services, as detailed below, to US partners.

Other Revenue includes various revenue streams, amongst others the media revenue for the rest of the world, and integrity services.

Advertising (Ad:s) consists of revenue streams from multiple marketing products and services. For Programmatic and Dynamic Creative Optimization products, customers (mostly betting operators) agree to marketing commitments, either per campaign, fixed period or via yearly commitments. While some customers opt to have an equal degree of marketing service delivery per month, other customer accounts show higher seasonality patterns, focusing their marketing efforts around major sports events or other campaign peaks. Revenue is recognized in the months where the marketing product / service is delivered. Regarding sponsorship, the Company acts as both principal and as a middleman for an agency commission when facilitating sponsorship deals between sports leagues and the betting operators. Furthermore, the Company also supports customers with activation strategies. Sponsorship revenue is typically recognized in a linear manner over the term of the sponsoring right. On Digital traffic, the Company sells lives core ad inventory to betting operator customers. Customers pay a fixed price per month for a share of voice of the available ad inventory for a specific market (agreed fix price depending on market and inventory amount). Revenues are recognized evenly over the period for which the operator buys the ad package. API revenues result from data feed packages sold to ad:s customers. These revenues are recognized on a straight-line basis over the contract term. Revenue related to our own OTT sports platform is primarily advertising income. These advertising revenue commitments from customers are generally contracted on a per campaign or per campaign package and revenue is recognized in the month in which the service is delivered.

Sports Solutions

Coaching/Scouting. The Synergy Sports core revenue is subscription based in nature and billed in advance for the entire service period, typically one year. Revenue is recognized equally over each month over the service period. The customers, including professional or college sports teams, purchase access to proprietary technology which links sports data and video clips to create visual statistics and analytics about players, teams, and specific games. Customers can sort and filter statistics and video clips in real time to better understand player and team strengths and weaknesses. Synergy Sports’ loggers and proprietary technology dissects and analyzes every player, play, appearance, game situation and outcome, then sorts those details and pairs them with supporting videos.

Automated Video Capture. Synergy Sports provides an automated camera solution generating revenue on a subscription basis. This is usually for three years, with the option to extend to five years. These agreements are billed based on a contract-by-contract basis, with the total value of the contract deferred equally over the life cycle of the agreement. The automated cameras produce professional quality footage without any human intervention required. Without the cost and resource-heavy requirements associated with manually producing games, automation is a risk-free way of growing the competition and engaging with fans.

Interact Sports. This service provides automated production and management of video and related services to all levels of the sports market. Products include an all-in-one Streaming Kit to enable the capture of live sport, Automated Graphics Packages and Production Services. Revenue is recognized in the month in which the product/service is delivered.

Costs and expenses

Purchased services and licenses (excluding depreciation and amortization). Purchased services and licenses (excluding depreciation and amortization) consists of the costs of delivering the service to our customers, which does not include license amortization and personnel costs. This consists primarily of fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, revenue shares for third-party content, “Ad:s acquisition costs”, consultancy fees, licenses and sports rights expenses that did not meet the recognition criteria, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred.

Internally-developed software cost capitalized. Internally-developed software cost capitalized consists primarily of personnel costs involved in software development and which meet the qualifying criteria for capitalization. Such costs are capitalized as part of the corresponding intangible asset as incurred.

Personnel expenses. Personnel expenses consists primarily of salaries, payroll taxes, social benefits and expenses for pension plans and share-based compensation. Personnel expenses are expensed as incurred. Personnel expenses include costs related to internally-developed software meeting the qualifying criteria for capitalization, as such those costs are recognized as part of the capitalized internally developed software cost. The cost of the share-based compensation is recognized over the vesting periods.

Other operating expenses. Other operating expenses consists primarily of legal and other consulting expenses, telecommunications and IT expenses, advertising and marketing expenses, travel expenses, and other expenses, all of which are recognized on an accrual basis, being expensed as incurred.

Depreciation and amortization

Depreciation primarily relates to the depreciation of IT and office equipment and buildings. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are estimated between three to 15 years.

Amortization expense relates to the amortization of intangible assets over their estimated useful life. Our amortization expense primarily relates to sports rights licenses, customer base, technology, brand name, capitalized software cost and other rights and contract costs.

Impairment of intangible assets

Impairment of intangible assets is recognized where we determine that the investment made in the respective intangible assets is not fully recoverable. For the year ended December 31, 2020, we recognized impairments on our NBA and NFL licenses primarily due to the impact of the COVID-19 pandemic, which resulted in professional leagues across sports suspending live events. As a result of such suspensions, our U.S. business underperformed and the original expectations for to the NBA and NFL licenses were not met, which caused us to recognize these impairments. For the year ended December 31, 2020, we recognized an impairment on goodwill related to the Sports Media US cash generating unit of €10.4 million due to significant losses and expected decline in future performance.

For the years ended December 31, 2022 and 2021, we did not recognize any impairment on intangible assets.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets consists primarily of impairment on loans granted by us to clients and management and the provision for expected credit losses in respect of trade receivables and contract assets. For the year ended December 31, 2022, we recognized an accretion to the provision for expected credit losses in respect of trade receivables and contract assets totaling €1.6 million.

Remeasurement of previously held equity-accounted investee

Prior to April 28 2022, Sportradar held 40% of the shares of NSoft d.o.o. (“NSoft”). On April 29, 2022, the Company acquired an additional 30% in NSoft, increasing its ownership to 70%. The difference between the fair value of the previous held interest in NSoft on the date of acquisition and the carrying value of the additional interest resulted in a gain of €7.7 million, which has been recognized as remeasurement of the previously held equity-accounted investee. There was no remeasurement of previously held equity-accounted investee for the years ended December 31, 2021 and 2020.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees consists primarily of our share of the results of operations of associates and investees over which we have significant influence but not control or joint control.

Finance income

Finance income consists primarily of interest income from loans and bank accounts.

Finance costs

Finance costs consist primarily of interest expense on license payables fees and loans and borrowings. On July 14, 2022 and December 14, 2022, we prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments, thereby reducing the outstanding Facility B commitments to zero. As part of the prepayments, unamortized debt issuance costs totaling €6.8 million were recognized during the year ended December 31, 2022.

Segments

We manage and report operating results through the following three reportable segments:

●	RoW Betting (58% of 2020 revenue, 55% of 2021 revenue and 53% of 2022 revenue): The RoW Betting segment includes customers located outside the United States, including the United Kingdom, Malta and Switzerland, and represents revenue generated from betting and gaming solutions.
●	RoW AV (26% of 2020 revenue, 25% of 2021 revenue and 22% of our revenue): The RoW AV segment represents revenue generated from live streaming solutions for online, mobile and retail sports betting from customers outside the United States.

●	United States (8% of 2020 revenue, 13% of 2021 revenue and 18% of 2022 revenue): The United States segment represents revenue generated from sports entertainment, betting and gaming in the United States.

	Segment Revenue			Segment Adjusted EBITDA
	Years Ended December 31,			Years Ended December 31,
	2020	2021	2022	2020	2021	2022

	(in thousands)
RoW Betting	€234,991	€309,357	€389,092	€118,676	€176,987	€182,439
RoW AV	105,892	140,162	160,522	26,759	39,246	46,494
United States	34,407	71,700	127,442	(16,373)	(22,625)	(4,141)
Other	29,634	39,983	53,132	(1,383)	(5,746)	(13,348)
Total	€404,924	€561,202	€730,188	€127,679	€187,862	€211,444
Unallocated corporate expense(1)				(50,811)	(85,849)	(85,598)
Adjusted EBITDA(2)				€76,868	102,013	125,846
Profit for the Year				€14,806	€12,787	€10,491
(1)	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
(2)	Adjusted EBITDA is a non-IFRS financial measure and a reconciliation from profit for the year, its most directly comparable IFRS measure, is included in “Non-IFRS and Other Financial and Other Operating Metrics” together with an explanation of the reasons we consider Adjusted EBITDA useful.

Comparison of Results for the Fiscal Years Ended December 31, 2020, 2021 and 2022

The following table sets forth the consolidated statements of profit or loss in Euros and as a percentage of revenue for the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	€ change	%
	2020	2021	2022	2021-22	change
	(in thousands)	(in thousands)	(in thousands)
Revenue	€404,924	€561,202	€730,188	€168,986	30.1%
Purchased services and licenses (excluding depreciation and amortization)	(89,307)	(119,426)	(175,997)	(56,571)	47.4%
Internally-developed software cost capitalized	6,093	11,794	17,730	5,936	50.3%
Personnel expenses	(121,286)	(183,820)	(265,984)	(82,164)	44.7%
Other operating expenses	(41,339)	(87,308)	(95,891)	(8,583)	9.8%
Depreciation and amortization	(106,229)	(129,375)	(184,813)	(55,438)	42.9%
Impairment of intangible assets	(26,184)	—	—	—	—
Impairment loss on trade receivables, contract assets and other financial assets	(4,645)	(5,952)	(1,552)	4,400	(73.9)%
Impairment of equity-accounted investee	(4,578)	—	—	—	—
Remeasurement of previously held equity-accounted investee	—	—	7,698	7,698	100%
Share of loss of equity-accounted investees	(989)	(1,485)	(4,082)	(2,597)	174.9%
Foreign currency gains, net	13,806	5,437	26,690	21,253	390.9%
Finance income	8,517	5,297	5,250	(47)	(0.9)%
Finance costs	(16,658)	(32,540)	(41,447)	(8,907)	27.4%
Net income before tax	22,125	23,824	17,790	(6,034)	(25.3)%
Income tax expense	(7,319)	(11,037)	(7,299)	3,738	(33.9)%
Profit for the year	14,806	12,787	10,491	(2,296)	(18.0)%

Revenue

Revenue was €730.2 million for the year ended December 31, 2022, an increase of €169.0 million, or 30.1%, compared to €561.2 million for the year ended December 31, 2021. This increase was driven by MBS growth of €55.9 million as a result of strong performance in MTS. The strong performance in MTS was driven by an increase in the betting turnover traded by our systems, which made up €39.5 million of the increase, in addition to the success of our strategy to upsell and cross sell customers our higher value add products. This was largely driven by consistent incremental improvements leading MTS to grow into a provider of services for small businesses and start-ups to large bookmakers, resulting in continuous growth of revenue per customer. Betting data/Betting entertainment tools growth of €23.0 million is due to stable growth seen across all core products. In 2022, we saw a return to pre-COVID-19 coverage levels, however we were impacted by the Russia-Ukraine conflict and had to mitigate impacted coverage which caused lower than anticipated growth in our live data offerings. The increase in revenue was also the result of United States revenue growth of €55.7 million driven by expanding U.S. betting markets as a result of the continuing liberalization occurring in U.S. states. The growth of €20.4 million in RoW AV was driven by growth from existing customers related to closed long-term deals and positive impacts from new customers.

The following table sets forth our revenue components for the periods presented.

	Years Ended December 31,
	2020	2021	2022
	(in thousands)
Betting data / Betting entertainment tools	€170,044	€214,034	€237,042
MBS	46,604	79,966	135,895
Virtual Gaming and e-Sports	18,343	15,357	16,154
RoW Betting revenue	234,991	309,357	389,092
RoW AV revenue	105,892	140,162	160,522
Other revenue	29,634	39,983	53,132
RoW revenue	370,517	489,502	602,746
United States revenue	34,407	71,700	127,442
Total Revenue	€404,924	€561,202	€730,188

Purchased services and licenses (excluding depreciation and amortization)

Purchased services and licenses (excluding depreciation and amortization) were €176.0 million for the year ended December 31, 2022, an increase of €56.6 million, or 47.4%, compared to €119.4 million for the year ended December 31, 2021. This increase was primarily driven by increased production costs of €23.1 million, increased Ad:s costs and operational fees of €17.8 million, increased consultancy fees of €9.5 million, and increased data journalist fees of €7.4 million.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €17.7 million for the year ended December 31, 2022, an increase of €5.9 million, or 50.3%, compared to €11.8 million for the year ended December 31, 2021. This increase was primarily driven by certain software development projects around Ad:s and computer vision, including software development projects acquired from businesses in 2021 and 2022.

Personnel expenses

Personnel expenses were €266.0 million for the year ended December 31, 2022, an increase of €82.2 million, or 44.7%, compared to €183.8 million for the year ended December 31, 2021. This increase was primarily driven by increased share-based payment expenses of €12.0 million, and due to growth in our workforce driven by increased FTEs due to both organic and inorganic growth. We also experienced increased wages and benefits costs compared to 2021, which management believes is in part due to inflation and in part due to competitive job markets for the skilled employees who support our businesses.

Other operating expenses

Other operating expenses were €95.9 million for the year ended December 31, 2022, an increase of €8.6 million, or 9.8%, compared to €87.3 million for the year ended December 31, 2021. The increase was primarily driven by an increase in non-recurring litigation and settlement costs of €19.0 million, an increase of public company liability insurance costs of €7.3 million, an increase of €4.7 million in travel costs and an increase in other various miscellaneous administrative costs comprising marketing, software-as-a-service license fees, and office expenses during the year ended December 31, 2022. These increases were primarily offset by a decrease in legal and other consulting expenses which were incurred in connection with our initial public offering in the prior year period.

Depreciation and amortization

Depreciation and amortization were €184.8 million for the year ended December 31, 2022, an increase of €55.4 million, or 42.9%, compared to €129.4 million for the year ended December 31, 2021. This increase was primarily driven by higher amortization of licenses in the amount of €43.5 million, resulting from new sport rights deals, and increased amortization of intangible assets mainly acquired through business combinations of €9.4 million.

Impairment of intangible assets

There was no impairment of intangible assets for the years ended December 31, 2022 and 2021.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €1.6 million for the year ended December 31, 2022, a decrease of €4.4 million, or 73.9%, compared to €6.0 million for the year ended December 31, 2021. In 2022, the impairment loss primarily consisted of €1.2 million provision charge on expected credit losses on trade receivables and contract assets. In 2021, the impairment loss consisted primarily of €5.9 million on loan receivables from business partners.

Impairment of equity-accounted investee

For the years ended December 31, 2022 and 2021, we did not recognize any impairment of equity-accounted investees.

Remeasurement of previously held equity-accounted investee

Prior to April 28, 2022, we held 40% of the shares of NSoft d.o.o. (“NSoft”). On April 29, 2022, we acquired an additional 30% in NSoft, increasing our ownership to 70%. The difference between the fair value of the previous held interest in NSoft on the date of acquisition and the carrying value of the additional interest resulted in a gain of €7.7 million, which has been recognized as remeasurement of the previously held equity-accounted investee. There was no remeasurement of the previously held equity-accounted investee for the years ended December 31, 2021 and 2020.

Share in loss of equity-accounted investees

Share in loss of equity-accounted investees was €4.1 million for the year ended December 31, 2022, an increase of €2.6 million, or 174.9%, compared to €1.5 million for the year ended December 31, 2021. The share in loss of equity-accounted investees for the year ended December 31, 2022 is attributable to SportTech AG, which the Company’s share of loss was €4.0 million. The remaining loss is attributable to NSoft, which was an associate of the Company until April 29, 2022.

Foreign currency gains, net

Foreign currency gains, net was €26.7 million for the year ended December 31, 2022, an increase of €21.3 million, or 390.9%, compared to €5.4 million for the year ended December 31, 2021. This increase was primarily driven by the development of U.S. dollars to Euros foreign currency exchange rate on cash equivalents denominated in U.S. dollars, which are partly offset by foreign currency losses on trade payables denominated in U.S. dollars. A significant part of the foreign currency gains, net, was the foreign currency gain on our cash and cash equivalents in the amount of €39.3 million, which we included in the reconciliation of our Adjusted Free Cash Flow.

Finance income

Finance income was €5.3 million for the year ended December 31, 2022 compared to €5.3 million for the year ended December 31, 2021.

Finance costs

Finance costs was €41.4 million for the year ended December 31, 2022, an increase of €8.9 million, or 27.4%, compared to €32.5 million for the year ended December 31, 2021. This increase was primarily related to €6.8 million of unamortized debt issuance costs recognized in connection with the prepayment of the €420.0 million senior secured term loan facility during the year.

Income tax expense

Income tax expense was €7.3 million for the year ended December 31, 2022, a decrease of €3.7 million, or 33.9%, compared to €11.0 million for the year ended December 31, 2021. The Company’s effective tax rate for the year ended December 31, 2022 was 41.0% compared to 46.3% for the year ended December 31, 2021. The effective tax rate for 2022 was favorably impacted primarily by foreign currency gains in one entity, in which unused tax losses are yet to be recognized. The favorable impact is partially offset by an impairment on the deferred tax asset on the tax step-up.

Recent Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2—New and amended standards and interpretations, to our consolidated financial statements included elsewhere in this Annual Report. These standards are not expected to have a material impact on the entity in the current or future reporting periods nor on foreseeable future transactions.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

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

Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities and from proceeds of issuances of equity. As of December 31, 2021 and 2022, we had cash of €742.8 million and €243.8 million, respectively. The change is mainly due to payments on borrowings of bank debt of €420.7 million during the year ended December 31, 2022. Our cash consists of cash in bank accounts and highly liquid investments. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

Any future financing requirements will depend on many factors including our growth rate, revenue, and the timing and extent of spending to support our business and any acquisitions. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

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

In November 2020, we replaced the Prior Credit Facility by entering into a Credit Agreement (as amended and restated September 16, 2022 with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan SE (formerly, J.P. Morgan AG) (as Agent) and Kroll Trustee Services Limited (formerly, Lucid Trustee Services Limited) (as Security Agent) that provided a €420.0 million senior secured term loan facility (the “Term Loan Facility” or “Facility B”) and a €110.0 million multicurrency senior secured revolving credit facility (the “Original RCF”). Our wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

On July 14, 2022 and December 14, 2022, we prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments, thereby reducing the outstanding Facility B commitments to zero.

On September 16. 2022, we established a €110.0 million additional revolving facility by way of a fungible increase to the Original RCF (the “Additional RCF”, and together with the Original RCF, the “RCF”), thereby increasing the total RCF commitments to €220.0 million. Only the RCF remains outstanding under the Credit Agreement as of December 31, 2022.

Prior to the payoff of the Facility B, borrowings bore interest at the maximum annual rate equal to EURIBOR plus 4.25% and were subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50

Borrowings under the RCF bear interest at a maximum annual rate of EURIBOR (or, as the case may be, Term SOFR or SONIA) plus 3.75% per annum and are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75

For the unutilized RCF, a commitment fee is payable of currently 0.825% which is 30% of the applicable margin for the RCF. The applicable margin for the RCF is currently 2.75% per annum and is determined based on the senior secured net leverage ratio of the Company.

The Credit Agreement contains customary covenants that, among other things, restricts the borrower and its subsidiaries ability to:

●	incur indebtedness;
●	create liens;
●	engage in mergers or consolidations;
●	make investments, loans and advances;
●	pay dividends and distributions and repurchase capital stock;
●	sell assets and subsidiary stock;
●	engage in certain transactions with affiliates; and
●	make prepayments on junior indebtedness.

The Credit Agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the borrower to ensure that the senior secured net leverage ratio will not exceed 6.50:1. Additionally, the Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders are entitled to take various actions, including the acceleration of amounts due and the exercise of the available remedies under the Credit Agreement.

Equity

For the year ended December 31, 2022, our shareholders’ equity increased by €12.7 million to €751.6 million, compared to shareholders’ equity of €738.9 million for the year ended December 31, 2021. This is mainly due to total comprehensive income for the year ended December 31, 2022 of €14.8 million, offset by the decreasing effects on equity of €31.4 million in connection of acquisition of non-controlling interest, €3.8 million in connection with purchases of treasury shares. These decreases were offset by an increase of €28.3 million from equity-settled share-based payments.

Capital Expenditures

Our capital expenditures consist primarily of payments for capitalized sports rights and capitalized personnel expenditures for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2022 were €162.6 million, an increase of €31.8 million or 24.3%, from €130.8 million for the year ended December 31, 2021. This increase was primarily driven by certain sports rights and software development projects around Ad:s and computer vision, including software development projects acquired from businesses in 2021 and 2022.

For additional information regarding our contractual commitments and contingencies, see Note 27 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2020	2021	2022

	(in millions)
Net cash from operating activities	€151.3	€132.2	€168.1
Net cash used in investing activities	(98.1)	(333.8)	(246.6)
Net cash (used in) / from financing activities	274.5	539.8	(459.8)

Net cash from operating activities

Net cash from operating activities was €168.1 million for the year ended December 31, 2022, an increase of €35.9 million, from €132.2 million for the year ended December 31, 2021. This increase was mainly due to cash flow from operating activities before working capital changes, interest and income taxes movement of €36.7 million, which is primarily driven by increase amortization related to intangible assets of €53.8 million offset by net foreign currency gains of €21.3 million.

Net cash used in investing activities

Net cash used in investing activities was €246.6 million for the year ended December 31, 2022, a decrease of €87.2 million, from €333.8 million for the year ended December 31, 2021. This decrease was mainly due to less cash used to acquire businesses of €142.2 million, offset by contribution to equity-accounted investee of €27.9 million and increased acquisitions of intangible assets of €29.4 million principally related to sport rights.

Net cash (used in) / from financing activities

Net cash used in financing activities was €459.8 million for the year ended December 31, 2022 compared to net cash from financing activities of €539.8 million for the year ended December 31, 2021. The change is mainly due to payments on borrowings of bank debt of €420.7 during the year ended December 31, 2022 as compared to €546.6 million of net proceeds received in connection with the issuance of new Class A ordinary shares in 2021.

C. Research and Development, Patents and Licenses

Sportradar continues to make substantial investments in research and development in key areas of technology and innovation. Our approximately 1,400 engineers consist of teams with significant domain knowledge and expertise in sports data and media and are located in key hubs in Poland, Norway, Slovenia, Austria, the United Kingdom, and the United States with presence in Singapore. Sportradar’s Engineering capability is organized in tribes (comparable to what is commonly referred to as the Spotify model). The tribes are aligned to business domains and work to deliver new strategic features and capabilities for Sportradar as well as supporting the existing product suite. Sportradar operates a ‘hub and spoke’ governance model so that decisions are taken as close to the context of the problem as possible.

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

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Carsten Koerl	58	Chief Executive Officer and Director
Eduard H. Blonk	52	Chief Commercial Officer
Ulrich Harmuth	46	Interim Chief Financial Officer and Chief Strategy Officer
Lynn S. McCreary	63	Chief Legal Officer

Non-Employee Board Members
Jeffery W. Yabuki	63	Chairman
Deirdre Bigley	58	Director
John A. Doran	44	Director
George Fleet	53	Director
Hafiz Lalani	43	Director
Charles J. Robel	73	Director
Marc Walder	57	Director

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

Eduard H. Blonk has served as our Chief Commercial Officer since December 2020. Mr. Blonk leads the Global Commercial organization, consisting of Marketing, Communications, and Integrity Services. He has been with Sportradar since 2015, predominantly as the Managing Director of Global Sales. Prior to joining Sportradar, he spent 18 years in a range of global sales and marketing management roles, working within the telecommunication and data communications industry across B2B and B2C organizations in the Netherlands, Germany, and the U.S., including Siemens Mobile, Siemens Communications, and Gigaset Communications. Mr. Blonk holds a Bachelor of Electrical Engineering and Business Economics degree from the Hague University of Applied Sciences.

Ulrich Harmuth has served as our Interim Chief Financial Officer since October 2022 and Chief Strategy Officer since December 2020. Prior to that, Mr. Harmuth served as our Managing Director of Digital and Managing Director of Corporate Development from March 2013 to December 2020. Prior to joining Sportradar, Mr. Harmuth served as a Private Equity Investment Advisor at EQT Partners from May 2011 to February 2013. Mr. Harmuth holds a Bachelor of Civil Engineering degree from the Technical University Karlsruhe and a Master’s degree in Civil Engineering from the University of Wuppertal, as well as a Master of Business Administration degree from INSEAD.

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

Deirdre Bigley has served as a member of our board of directors since April 2021. Ms. Bigley most recently served in several roles with Bloomberg LP, a financial services company, since September 2009, including as its Chief Marketing Officer from June 2014 through June 2021. Ms. Bigley has also served as a member of the board of directors of various other public companies. Since May 2016, she has served as a member of the board of directors and the Chair of the Compensation Committee, and member of the Nominating and Governance Committee of Shutterstock. Since November 2017 she has served as a member of the board of directors and a member of the Compensation, Nominating, Governance and Audit Committees of Wix.com. Since April 2021, she has served as a member of the board of directors and a member of the Audit Committee of Taboola. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.

John A. Doran has served as a member of our board of directors since October 2018. Mr. Doran joined Technology Crossover Ventures UK, LLP (TCV) in 2012 and serves as a General Partner. Mr. Doran has served on the board of directors and on the Appointments and Renumeration Committee of Believe SA since May 2018. Mr. Doran has served on the board of directors of Mambu B.V. since December 2020, FlixMobility GmbH (Flixbus) since August 2019, RELEX Solutions since January 2019, SuperVista AG (Brillen.de) since July 2016, Grupa Pracuj SA since August 2017 and Zepz (formerly World Remit) since June 2019. He has served as an observer on the board of directors of Revolut Ltd since February 2020 and Trade Republic Bank GmbH since June 2021. Mr. Doran served on the board of directors of Perefecto Mobile Inc. from August 2015 until December 2018. Mr. Doran led TCV’s investments in Revolut Ltd, Klarna Bank AB, and Mollie B.V. Mr. Doran holds a Bachelor of Arts in Economics from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Doran’s expertise in the software, internet and financial technology industries, as well as his knowledge in finance and his managerial experience with both public and private companies, make him well-qualified to serve as a member of our board of directors.

George Fleet has served as member of our board of directors since December 2018. Mr. Fleet founded Benella & Co. Limited in December 2017 and has served as a member of its board of directors since its founding. Mr. Fleet previously served as a member of the board of directors of multiple affiliates of McQueen Limited from September 2006 to September 2015. Mr. Fleet has also served as Head of Advisory and Managing Director at Canaccord Genuity Limited since November 2018, where he served as a member of the New Business and Executive Committees and led the coverage of the gaming and leisure sector. From September 2015 to February 2018, Mr. Fleet served as Managing Director of Houlihan Lokey. Prior to that, he served as Director of McQueen Ltd. from March 2003 to September 2015. Mr. Fleet is also a Fellow of the Institute of Chartered Accountants in England and Wales. Mr. Fleet holds a Bachelor of Arts in Economics from University of Leeds. We believe Mr. Fleet’s profound experience in investment banking, with particular focus in complex public and private acquisitions, mergers and dispositions and the betting and gaming sector, make him well-qualified to serve as a member of our board of directors.

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

Charles J. Robel has served as a member of our board of directors since January 2021. Mr. Robel has served on the board of directors of GoDaddy, a domain name registrar and web hosting provider for consumers and small businesses, since 2008 and previously served as its Chairman and as member of its Corporate Governance and Nominating Committee and the Audit Committee. He also has served from 2018 until March 2023 as a member of the board of directors of Sumo Logic, a data analytics platform company, where he also previously served as the Chairman of the Audit Committee and the lead independent director. Mr. Robel has also served as a member of the boards of directors and Chairman of the Audit Committees of AppDynamics, Palo Alto Networks, Blue Coat, Borland, Adaptec, Jive Software, Model N and DemandTec.Mr. Robel graduated from Arizona State University in 1971 and was inducted into the WP Carey School of Business Hall of Fame at his alma mater in 2014. Mr. Robel began his career in 1974 at PricewaterhouseCoopers LLP. We believe Mr. Robel’s extensive knowledge in the technology industry, with both public and private companies, his financial expertise, and his service as a director at numerous companies, make him well qualified to serve as a member of our board of directors.

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

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

2022 Executive Officer and Board Member Compensation

In 2022, we incentivized our executive officers to attain short-term company and individual performance goals in the form of annual cash bonuses specific to each officer and desired results. Each officer had an annual target bonus for 2022 expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2022 were generally based on a Company-wide financial Adjusted EBITDA metrics and individual contributions and were determined by the board of directors for the Chief Executive Officer and the compensation committee for the other officers.

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2022 was CHF 6.9 million (or $7.4 million using an exchange rate of CHF 1.00 to $1.08, which was the noon buying rate of the Federal Reserve Bank of New York on December 30, 2022), which is an aggregate amount that includes any salary, bonuses, equity compensation and applicable social security and pension contributions.

Executive Officer and Board Member Arrangements

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

Our board of directors has approved a compensation program pursuant to which we provide the following compensation to our non-employee directors and directors not affiliated with certain of our shareholders:

●	annual fees of $75,000;
●	annual fees of $20,000 for chairmanship of the compensation committee, $15,000 for the chairmanship of the nominating and corporate governance committee, $30,000 for chairmanship of the audit committee, and $75,000 for chairmanship of the board of directors; and
●	an annual grant of restricted stock units (“RSUs”) on the date of our Annual General Meeting vesting on the one-year anniversary of the grant date (subject to continued service). The grant value is $175,000 for the directors and $350,000 for the chairman of the board of directors.

All cash fees are paid quarterly. We reimburse each director for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Equity Incentive Programs

Management Participation Program

Prior to our initial public offering, certain of our directors and executive officers participated in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG on a leveraged basis through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. Shares of MPP Co held by MPP participants were generally non-transferable other than via a call right triggered by the occurrence of specific circumstances set forth in the MPP plan as “Leaver” events (i.e., “Good” Leaver, “Intermediate” Leaver, and “Bad” Leaver events). In connection with our initial public offering, MPP Co became a subsidiary of Sportradar and MPP participants contributed their MPP Co shares to Sportradar, in exchange for receiving Class A ordinary shares. A portion of the shares received were not subject to repurchase by the Company and a portion of which remained subject to repurchase upon a termination of employment in certain circumstances. These repurchase provisions generally provided for the repurchase restrictions to lapse as to 35% of each participant’s Class A ordinary shares immediately upon the consummation of our initial public offering and for the repurchase restrictions on the remaining 65% to lapse in three equal installments on each of December 31, 2022, 2023 and 2024. If a participant terminates employment with us under circumstances not most aligned with furthering the Company’s best interests (generally, referenced in the MPP Plan as “Intermediate” Leaver and/or “Bad” Leaver events) prior to vesting, the participant’s shares will be subject to repurchase, at the election of the Company, for an amount equal to the excess, if any, of the amount such participant paid for his or her MPP Co shares under the MPP over the sum of the value previously received by such participant in respect of his or her participation in the MPP. The Company may or may not choose to exercise such repurchase right, depending on the circumstances of the participant’s termination of employment or service. If a participant terminates employment or service under circumstances most aligned with furthering the Company’s best interest (generally, referenced in the MPP Plan as “Good” Leaver), the repurchase restrictions on his or her shares will fully lapse and the shares will not be subject to repurchase. Shares received by the MPP participants in exchange for their MPP Co shares were not issued pursuant to (and did not reduce the number of shares available for issuance under) our 2021 Plan, which is described below.

The following table identifies the amount of Class A ordinary shares initially received pursuant to the MPP by the directors and executive officers who participated in the MPP.

Class A Ordinary
Shares Received
Name	Pursuant to MPP
Executive Officers
Carsten Koerl	—
Eduard H. Blonk	225,833
Ulrich Harmuth	451,665
Lynn S. McCreary	—
Non-Employee Board Members
Jeffery W. Yabuki	370,602
Deirdre Bigley	—
John A. Doran	—
George Fleet	112,901
Hafiz Lalani	—
Charles J. Robel	451,665
Marc Walder	225,833
All Other MPP Participants	6,973,704

Phantom Option Plan

In addition to the MPP, we maintained for certain key employees who are not executive officers or directors, a Phantom Option Plan (the “POP”), under which participants were entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. In connection with our initial public offering, outstanding awards under the POP were converted into restricted stock units granted under our 2021 Plan, which is described below.

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

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, are eligible to receive awards under the 2021 Plan. The 2021 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2021 Plan, stock exchange rules and other applicable laws. The plan administrator is presently the compensation committee and such committee has the authority to take all actions and make all determinations under the 2021 Plan, to interpret the 2021 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2021 Plan as it deems advisable. The plan administrator also has the authority to grant awards, determine which eligible individuals receive awards and set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2021 Plan.

Shares Available for Awards

We initially reserved an aggregate of 29,239,091 Class A ordinary shares for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan. As of December 31, 2022, approximately 24,466,932 Class A ordinary shares were available for future awards to be issued under the 2021 Plan.

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

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, RSU, and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. (as defined below under the heading — Material U.S. Federal Income Tax Considerations for U.S. Holders). All awards under the 2021 Plan are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following is a brief description of each award type under the 2021 Plan:

●	Stock Options and SARs. Stock options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders).

●	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.
●	Other Stock or Cash Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our Class A ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A ordinary shares or other property. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

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

See also “Description of Share Capital and Articles of Association—Principles of the Compensation of the Board of Directors and the Executive Management.”

Employee Share Purchase Plan

In connection with our initial public offering, we adopted, and our shareholders approved, in a consultative vote, the 2021 Employee Share Purchase Plan (“ESPP”). The ESPP authorizes (1) the grant of options to employees that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”), and (2) the grant of options that are not intended to be tax-qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. laws and other considerations.

To ensure we had the ability to implement the ESPP in 2021, we obtained approval and a total of 5,912,794 Class A ordinary shares was initially reserved for issuance under the ESPP. We determined, however, it was not strategically necessary to implement the ESPP in 2021 and no grants have been made thereunder since inception.

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

The audit committee is responsible for:

●	selecting and recommending the appointment of the independent auditor to the general meeting of shareholders;
●	the supervision, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by the independent auditor before the independent auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence;
●	reviewing and discussing with the board and the independent auditor our annual audited financial statements and any quarterly financial statements prior to the filing of the respective annual and quarterly reports;
●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;
●	overseeing enterprise risk management policies and guidelines;
●	reviewing material legal issues and matters affecting the Company;
●	establishing procedures for the treatment of financial whistleblower and similar submissions; and

●	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but, in any event, will meet at least four times per year. The audit committee will meet at least once per year with our independent auditor, without our executive officers being present.

Compensation Committee

The compensation committee, which consists of Deirdre Bigley, John A. Doran, Hafiz Lalani and Marc Walder assists the board in establishing and reviewing the Company’s compensation philosophy and policy and determining executive officer compensation (other than the chief executive officer which is reserved for the board of directors). Deirdre Bigley serves as Chairwoman of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of compensation committee members meet these heightened standards. We are also subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (as replaced by the revised Swiss CO as of January 1, 2023), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. Based on these regulations, the members of the compensation committee will be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and the general meeting of shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management.

The compensation committee is responsible for:

●	developing for Board approval a compensation philosophy consistent with the Articles;
●	administering the Company’s equity-based compensation plans;
●	recommending the compensation for our board members to the board of directors, for adoption at the general meeting of shareholders;
●	making recommendations to the Board regarding chief executive officer compensation; and
●	determining the compensation of our key executives other than the chief executive officer.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Deirdre Bigley, George Fleet, Hafiz Lalani and Marc Walder, assists our board in identifying individuals qualified to become (or be re-elected as) members of our board consistent with criteria established by our board and in developing our corporate governance principles. George Fleet serves as Chairman of the committee.

The nominating and corporate governance committee is responsible for:

●	identifying selection criteria and appointment procedures for board members;
●	reviewing and evaluating the composition, function and duties of our board;
●	recommending nominees for election to the board and its corresponding committees;
●	making recommendations to the board as to determinations of board member independence;

●	developing and recommending to the board our rules governing the board our organizational regulations, and the Code of Business Conduct and Ethics and reviewing and reassessing the adequacy of such and recommending any proposed changes to the board;
●	overseeing an annual self-evaluation of the board and its committees; and
●	overseeing the Company’s environmental, social and governance (“ESG”) program, policies and practices.

Duties of Board Members and Conflicts of Interest

The board of directors of a Swiss corporation manages the business of the company, unless responsibility for such management has been duly delegated to the executive officers based on organizational regulations. However, there are several non-transferable duties of the board of directors:

●	the overall management of the company and the issuing of all necessary directives;
●	determination of the company’s organization;
●	the organization of the accounting, financial control and financial planning systems as required for management of the company;
●	the appointment and dismissal of persons entrusted with managing and representing the company;
●	overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, our Articles, operational regulations and directives;
●	compilation of the annual report, preparation for the general meeting of the shareholders, the compensation report and implementation of its resolutions; and
●	file motions for debt restructuring moratoriums and process appropriate notifications in the event that the company is over-indebted.

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

Revised Swiss law contains a specific provision regarding conflicts of interest. If there is a risk of a conflict of interest, the affected members of board of directors or executive officers must inform the board of directors immediately and comprehensively and the board of directors must take appropriate measures to ensure that the interests of the corporation are duly taken into account. The board of directors must afford the shareholders equal treatment in equal circumstances.

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

Corporate Governance Practices and Foreign Private Issuer Status

For information regarding our corporate governance practices and foreign private issuer status, see Item 16G. “Corporate Governance.”

D. Employees

As of December 31, 2022 and 2021, we had 3,977 and 2,959 permanent employees, respectively. As of December 31, 2022 and 2021, we had 467 and 341 contingent workers, respectively. The increase in permanent and contingent workers has supported the continued growth of Sportradar and has been as a result of organic and inorganic growth.

The table below sets out the number of FTEs (permanent full time and part time employees, including contingent workers) by geography as of December 31, 2022:

As of
December 31,
Geography	2022
EMEA/LATAM	3,041
APAC	556
North America	566
Total	4,163

The table below sets out the number of FTEs by category as of December 31, 2022:

As of
December 31,
Department	2022
Sports Betting	2,076
Sports AV	212
US	122
Sports Other (1)	951
Corporate Functions (2)	802
Total	4,163
(1)	Sports Other includes Sports Integrity, Sports Rights Holder Services, ad:s, Anti-Doping Services and recently acquired companies.
(2)	Corporate functions FTEs includes departments such as Finance, Human Resources, Corporate Strategy, Legal and Sales.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Incentive Programs.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2023 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A or Class B ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The amounts and percentages are based upon 206,848,644 Class A ordinary shares outstanding and 903,670,701 Class B ordinary shares outstanding as of March 1, 2023. Class B ordinary shares have ten times more voting power than Class A ordinary shares.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Class A ordinary shares		Class B ordinary shares(1)		Combined
Name of beneficial owner	Number	Percent	Number	Percent	voting power(2)
5% or Greater Shareholders
Canada Pension Plan Investment Board(3)	80,677,187	39.1%	—	—	7.3%
TCV(4)	34,079,496	16.4%	—	—	3.1%
Radcliff SR I LLC(5)	15,265,392	7.4%	—	—	1.4%
Executive Officers and Board Members
Carsten Koerl(6)	3,500,000	1.7%	903,670,701	100%	81.7%
Eduard H. Blonk(7)	197,739	*	—	—	*
Ulrich Harmuth(8)	451,665	*	—	—	*
Lynn S. McCreary	10,642	*	—	—	*
Jeffery W. Yabuki(9)	488,507	*	—	—	*
Deirdre Bigley	6,481	*	—	—	*
John Doran(10)	34,079,496	16.4%	—	—	3.1%
George Fleet(11)	112,901	*	—	—	*
Hafiz Lalani	—	—	—	—	—
Charles Robel(12)	451,665	*	—	—	*
Marc Walder(13)	225,833	*	—	—	*
All executive officers and board members as a group (11 persons)(14)	39,316,451	19.0%	903,670,701	100%	85.0%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	The Class B ordinary shares are exchangeable for Class A ordinary shares on a ten-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.

(2)	The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of March 1, 2023, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to one vote per share.
(3)	Based on information reported by Canada Pension Plan Investment Board and as of March 1, 2023, Canada Pension Plan Investment Board has shared voting and dispositive power over 80,677,187 of our Class A ordinary shares. These shares consist of (i) 79,553,181 Class A ordinary shares held directly by CPP Investment Board Europe S.à r.l. (“CPP Europe”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”), and (ii) 1,124,006 Class A ordinary shares held directly by Blackbird BV InvestCo S.à r.l. (“Blackbird BV”). CPP Europe may be deemed to have voting and dispositive power in respect of such 1,124,006 Class A Shares held by Blackbird BV for purposes of Section 13(d) of the Exchange Act. The business addresses of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5, Canada.
(4)	Based on information reported on a Schedule 13G filed on February 14, 2022, Technology Crossover Management IX, Ltd. has shared voting power over 185,184 of our Class A ordinary shares and shared dispositive power over 34,079,496 of our Class A ordinary shares, Technology Crossover Management IX, L.P. has shared voting power over 176,744 of our Class A ordinary shares and shared dispositive power over 34,071,056 of our Class A ordinary shares, TCV Luxco Sports S.à.r.l. (“TCV Europe”) has shared voting and dispositive power over 33,894,312 of our Class A ordinary shares, TCV IX, L.P. has shared voting power over 108,727 of our Class A ordinary shares and shared dispositive power over 34,003,039 of our Class A ordinary shares, TCV IX (A), L.P. has shared voting and dispositive power over 30,679 of our Class A ordinary shares, TCV IX (B), L.P. has shared voting and dispositive power over 5,807 of our Class A ordinary shares, TCV Member Fund, L.P. has shared voting and dispositive power over 8,440 of our Class A ordinary shares, and TCV Sports, L.P. has shared voting and dispositive power over 31,531 of our Class A ordinary shares. Blackbird Holdco Ltd. (“Blackbird”) holds 131,501,490 of our Class A ordinary shares. TCV IX, L.P. holds 108,727 of our Class A ordinary shares, TCV IX (A), L.P. holds 30,679 of our Class A ordinary shares, TCV IX (B), L.P. holds 5,807 of our Class A ordinary shares, TCV Sports, L.P. holds 31,531 of our Class A ordinary shares and TCV Member Fund, L.P. holds 8,440 of our Class A ordinary shares. Blackbird is owned by CPP Investment Board Europe S.à r.l., TCV Europe, Blackbird BV InvestCo S.à r.l. and 10868680 Canada Inc., and by virtue of its ownership in Blackbird, TCV Europe may be deemed to share beneficial ownership over 33,894,312 Class A Ordinary Shares held by Blackbird. TCV Europe is owned by TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., and TCV Sports, L.P. (collectively, the “TCV IX Funds”) and TCV Member Fund, L.P. (the “Member Fund”, and collectively with the TCV IX Funds, the “TCV Funds”). TCV IX, L.P. is the majority shareholder of TCV Europe. Technology Crossover Management IX, L.P. (“TCV Management”) is the general partner of each of the TCV IX Funds. Technology Crossover Management IX, Ltd. (“TCM”) is a general partner of Member Fund and the general partner of TCV Management. The respective business addresses of the TCV Funds, TCV Management and TCM is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.
(5)	Based on information reported on a Schedule 13G filed on February 2, 2022, each of Radcliff SR I LLC (“Radcliff”), Radcliff SPV Manager LLC (the “Managing Member”), Eli Goldstein and Evan Morgan have shared voting and dispositive power over 15,265,392 of our Class A ordinary shares, which are held of record by Radcliff. The Managing Member is the managing member of Radcliff, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the shares of the Company held by Radcliff SR I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own such shares beneficially owned by Radcliff. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the shares beneficially owned by Radcliff, except to the extent of his or its pecuniary interest therein. The respective business addresses of Radcliff, Managing Member and Messrs. Goldstein and Morgan is c/o The Radcliff Companies, 408 Greenwich Street, 2nd Floor, New York, NY 10013.
(6)	Consists of 93,867,070 Class A Ordinary Shares, which consists of (i) 3,500,000 Class A ordinary shares and (ii) 90,367,070 Class A ordinary shares underlying Class B ordinary shares of the Company.
(7)	Consists of 197,739 Class A ordinary shares acquired under the MPP.
(8)	Consists of 451,665 Class A ordinary shares acquired under the MPP.
(9)	Includes 370,602 Class A ordinary shares acquired under the MPP and 107,905 Class A ordinary shares held through Lion Sky LLC. Mr. Yabuki exercises voting and investment power over the Class A ordinary shares held by Lion Sky LLC and may be deemed to have beneficial ownership of those Class A ordinary shares.
(10)	Includes 34,079,496 Class A ordinary shares indirectly held by TCV Europe identified in footnote (4) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.
(11)	Consists of 112,901 Class A ordinary shares acquired under the MPP.
(12)	Consists of 451,665 Class A ordinary shares acquired under the MPP.

(13)	Consists of 225,833 Class A ordinary shares acquired under the MPP.
(14)	Consists of 39,316,451 Class A ordinary shares held by all our current directors and executive officers as a group.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2023, there were approximately 100 registered holders of our Class A ordinary shares, approximately 35 of which (including Cede & Co., the nominee of the Depositary Trust Company) are registered holders with addresses in the United States, holding approximately 56.8% of our outstanding Class A ordinary shares, and there was one registered holder of our Class B ordinary shares. Because some of the Company’s Class A ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s Class A ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of Class A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022.

Relationship with Carsten Koerl

Carsten Koerl is a member of our board and our Chief Executive Officer. Mr. Koerl previously held a 23% beneficial ownership interest in OOO PMBK, which is associated with Interactive Sports Holdings Limited, that was disposed of in May 2022. The Company generated revenue of €1.2 million in 2022 from OOO PMBK prior to Mr. Koerl’s disposition of his beneficial ownership interest therein.

Mr. Koerl held greater than a 50% beneficial ownership and served as a member of the board of directors of Bettech Gaming (PYTY) LTD (“BetTech”), with which the Company generated revenue of €0.3 million in 2022. On August 4, 2022, the Company acquired 100% of shares in BetTech from Mr. Koerl and minority shareholders for a consideration of €7.0 million. Immediately after closing the acquisition, the Company contributed 100% of the shares of BetTech to SportTech AG (“SportTech”), a Swiss holding company, founded by Ringier AG (“Ringier”), Sports Digital Ventures Ltd and the Company for a 49% ownership in SportTech. In this transaction, Ringier contributed all of the shares of Pulse Africa Holding AG (“Pulse”) for a 51% ownership interest. The Company also contributed cash of €13.7 million to SportTech and made a cash equalization payment of €14.3 million to Ringier. Sportradar’s director Marc Walder also serves as a director for Ringier. The Company recorded a €3.0 million gain upon contribution of BetTech as part of additional paid capital for the year ended December 31, 2022 in the consolidated statement of changes in equity. The Company generated revenue of €0.6 million from SportTech in 2022.

Mr. Koerl holds a 33% beneficial ownership interest in Betgames – UAB TV Zaidimai, with which we generated revenue of €30,000 in 2022.

Relationship with Bayes

The Company generated total revenue of nil in 2022 from Bayes Esports Solutions GmbH, an enterprise in which the Company held greater than a 10% beneficial ownership interest.

Relationship with NSoft

The Company generated total revenue of €0.8 million through April 29, 2022 from NSoft d.o.o. On April 29, 2022, the Company increased its beneficial ownership interest in this entity from 40% to 70%.

Management Participation Program

For a description of the management participation program in which certain of our board members and executive officers are involved in, please see Item 6.B. “Director, Senior Management and Employees—Compensation—Management Participation Program.”

Shareholders’ Agreement

On May 6, 2021, we entered into the Eighth Accession and Amended Agreement to the Shareholders Agreement with certain of our existing shareholders (together, as amended, the “Pre-IPO Shareholders’ Agreement”). The Pre-IPO Shareholders’ Agreement terminated upon completion of our initial public offering. Upon completion of our initial public offering, Carsten Koerl, CPP Investment Board Europe S.à r.l. and TCV Luxco Sports S.à r.l. entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the shareholders agreed to grant Carsten Koerl Class B ordinary shares that grant Carsten Koerl ten times more voting power with the same amount of capital invested as Class A shareholders, and establish certain board composition requirements. The Shareholders’ Agreement will terminate in relation to a party if such party ceases to, directly or indirectly, own 7.5% of the outstanding share capital of the Company.

Registration Rights Agreement

On the closing of our initial public offering, we entered into a Registration Rights Agreement with CPP Investment Board Europe S.à r.l., TCV Luxco Sports S.à r.l., Carsten Koerl and Sportradar Group AG (the “Registration Rights Agreement”), pursuant to which such investors will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any registrable securities and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Agreements with Board Members and Executive Officers

For a description of our agreements with our board members and executive officers, please see Item 6.B. “Director, Senior Management and Employees—Compensation—Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

We intend to enter into indemnification agreements with our board members and executive officers. See Item 6.B. “Director, Senior Management and Employees—Compensation——Insurance and Indemnification” for further information on indemnification.

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

See Item 18. “Financial Statements.”

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

Under Swiss law, any dividend must be proposed by our board of directors and approved by a general meeting of shareholders. In addition, our independent auditor must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our Articles. A Swiss stock corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous financial years (Gewinnvortrag) or if it has distributable reserves (frei verfügbare Reserven), each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (freie Kapitalreserven) or as “reserve from capital contributions” (Reserven aus Kapitaleinlagen). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction.

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

In the years ended December 31, 2022 and 2021, we did not declare or pay any dividends.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our Class A ordinary shares commenced trading on the Nasdaq Global Select Market on September 14, 2021 with the symbol “SRAD”. Prior to this, no public market existed for our ordinary shares.

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

Material Swiss Tax Considerations

The following discussion is a general summary of the material Swiss tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares.

Withholding Tax

Under present Swiss tax law, dividends due and similar cash or in-kind distributions made by a Company to a shareholder of Class A ordinary shares (including liquidation proceeds and bonus shares) are subject to Swiss federal withholding tax (Verrechnungssteuer) (“Withholding Tax”), currently at a rate of 35% (applicable to the gross amount of taxable distribution). The repayment of the nominal value of the Class A ordinary shares and any repayment of qualifying additional paid in capital (capital contribution reserves (Reserven aus Kapitaleinlagen)) are not subject to Withholding Tax. Subject to certain other conditions, the proceeds from the Class A ordinary shares will qualify as capital contribution reserves less the nominal value of the Class A ordinary shares. For certain restrictions of the distribution of tax-exempt capital contribution reserves in connection with a recent corporate tax reform in Switzerland, see “—Federal Act on Tax Reform and OASI Financing (STAF).”

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

As the Company is not listed on a Swiss stock exchange, the Company will not be subject to restrictions on the payment of dividends out of capital contribution reserves applicable to Swiss listed companies. It is at the discretion of the Company to decide whether to distribute a dividend out of capital contributions reserves free of Swiss withholding tax and/or out of profit/retained earnings/non-qualifying reserves subject to Swiss withholding tax.

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

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment with fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (collectively, ”Non-Resident Shareholders”) may be entitled to a total or partial refund of the Withholding Tax if the country in which such recipient resides for tax purposes maintains a bilateral treaty for the avoidance of double taxation with Switzerland (“Tax Treaty”) and further conditions of such treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Class A ordinary shares and the procedures for claiming a refund of the Withholding Tax.

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

Swiss Federal Stamp Taxes

The Swiss Federal Issuance Stamp Tax (Emissionsabgabe) of 1% on either proceeds from an issuance of the Class A ordinary shares or capital increases will be borne by the Company.

The issuance and the delivery of the (newly created) Class A ordinary shares to the initial shareholders at the initial public offering price in September 2021 was not subject to Swiss Federal Securities Transfer Stamp Tax (Umsatzabgabe). The subsequent purchase or sale of Class A ordinary shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to a Swiss federal securities transfer stamp tax at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtenstein bank or by or with involvement of another Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

The following categories of foreign institutional investors that are subject to regulation similar to that imposed by Swiss federal supervisory authorities are exempt from their portion (50%, i.e., 0.075%) of the Swiss federal securities transfer stamp tax: states and central banks, social security institutions, pension funds, (non-Swiss) collective investment schemes (as defined in the Swiss Collective Investment Law), certain life insurance companies and certain non-Swiss quoted companies and their non-Swiss consolidated group companies.

Swiss collective investment schemes (as defined in the Swiss Collective Investment Law) are also exempt from their portion (50%, i.e., 0.075%) of the Swiss federal securities transfer stamp tax.

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

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares or taxable repurchases of Class A ordinary shares as described above), which are not repayments of the nominal value of the Class A ordinary shares or capital contribution reserves, are required to report such receipts in their individual income tax returns and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant tax period. Furthermore, the Swiss federal income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (Teilbesteuerung), if the investment amounts to at least 10% of the share capital of the issuer. On cantonal and communal level similar provisions were introduced but the regulations may vary, depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%.

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

Domestic Commercial Shareholders who receive dividends and similar cash or in-kind distributions (including liquidation proceeds as well as bonus shares) are required to recognize such payments in their income statements for the relevant tax period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings accumulated (including the dividends) for such period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on dividends, shares in profit, liquidation proceeds and pecuniary benefits from Class A ordinary shares (including bonus shares) is reduced to 70% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of the share capital of the issuer. On cantonal and communal level, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders, who are corporate taxpayers may qualify for participation relief on dividend distributions (Beteiligungsabzug), if the Shares held have a market value of at least CHF 1 million or represent at least 10% of the share capital of the issuer or give entitlement to at least 10% of the profit and reserves of the issuer, respectively. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency.

Domestic Commercial Shareholders are required to recognize a gain or loss realized upon the disposal of Class A ordinary shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings (including the gain or loss realized on the sale or other disposition of Class A ordinary shares) for such taxation period. The same taxation treatment also applies to Swiss-resident individuals who, for Swiss income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealings or leveraged transactions in securities. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on a gain realized upon the disposal of Class A ordinary shares is reduced to 70% of regular taxation (Teilbesteuerung), if (i) the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law, (ii) the sold shares reflect an interest in the share capital of the Company of at least 10% and (iii) the sold shares were held for at least one year. In most cantons, similar provisions were introduced, but the regulations may vary depending on the canton of residency. Reduction on cantonal and communal level must not exceed 50%. Domestic Commercial Shareholders, who are corporate taxpayers may be entitled to participation relief (Beteiligungsabzug), if the Shares sold during the tax period (i) reflect an interest in the share capital of the Company of at least 10% or if the Class A ordinary shares sold allow for at least 10% of the profit and reserves and (ii) were held for at least one year. For cantonal and communal income tax purposes the regulations on participation relief are broadly similar, depending on the canton of residency. The tax relief applies to the difference between the sale proceeds and the initial costs of the participation (Gestehungskosten), resulting in the taxation of a recapture of previous write-downs of the participation. In certain cases the capital gain may be treated as stemming from the sale of real estate by the competent tax authorities in certain cantons. This could lead to real estate property gains tax being levied on such capital gain.

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

Federal Act on Tax Reform and OASI Financing (STAF)

On May 19, 2019, the Swiss people voted in favor of the Federal Act on Tax Reform and Old-Age and Survivors Insurance Financing (“STAF”) (Bundesgesetz über die Steuerreform und die AHV-Finanzierung). The main part of the STAF provisions entered into force on January 1, 2020, with some features already having entered into force in 2019.

The STAF includes, inter alia, provisions that require corporations listed on Swiss stock exchanges to distribute at least the same amount of other reserves when repaying tax-exempt qualifying capital contribution reserves (“Distribution Restriction Rule”). In case this requirement is not met, the distribution of capital contribution reserves is requalified as distribution of other reserves (including profit carried forward) until the amount of capital contribution reserves distributed equals the amount of other reserves distributed, but is no higher than the amount of other reserves which are distributable under the Swiss code of obligations (handelsrechtlich ausschüttungsfähige übrige Reserven). The STAF also provides for exceptions to the Distribution Restriction Rule, in particular for capital contribution reserves created through certain transactions, inter alia immigration transactions, or capital contribution reserves paid out to a corporate shareholder holding at least 10% of the share capital of a corporation listed on a Swiss stock exchange. Consequently, the Company may to some extent be restricted to distribute tax-exempt capital contribution reserves.

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

The following discussion does not describe all the tax consequences that may be relevant to any particular U.S. Holders, including those subject to special tax situations such as:

●	banks and certain other financial institutions;

●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	tax-exempt entities or governmental organizations;
●	individual retirement accounts or other tax deferred accounts;
●	persons deemed to sell our Class A ordinary shares under the constructive sale provisions of the Code;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates;
●	persons holding our Class A ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
●	persons that directly, indirectly, or constructively own 10% or more of the total combined voting power or total value of all classes of our stock;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement; or
●	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes or persons holding our Class A ordinary shares through partnerships.

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

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, including us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on the Investor Relations section of our website, free of charge, our annual reports on Form 20-F, reports on Form 6-K and any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.sportradar.com. The information contained on that website is not part of this Annual Report and shall not be incorporated by reference into this Annual Report

As a “foreign private issuer”, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified customer structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. For the years ended December 31, 2021 and 2022 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, we continuously track the financial information of the counterparties to loans we have made. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 26.5 to our consolidated financial statements included elsewhere in this Annual Report.

Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 76% of its business in its functional currency, the Euro. However, license rights are often purchased in foreign currencies, and this exposes us to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of the NBA sports data and media rights by the Company. Furthermore, some of our subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by our central finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The main transaction risks are represented by the U.S. Dollar and the Great Britain Pound, while other currencies pose minor sources of risk. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by our Treasury in order to mitigate any currency risk exposure. As of December 31, 2021 and 2022, the Company’s net liability (asset) exposure in US Dollars was €(438.3) million and €35.1 million, respectively. As of December 31, 2021 and 2022, the Company’s net liability (asset) exposure in Great Britain Pound was €0.6 million and €(49.3) million, respectively. See Note 26.6 to our consolidated financial statements included elsewhere in this Annual Report.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We do not actively manage our interest rate exposure. See Note 26.7 to our consolidated financial statements included elsewhere in this Annual Report.

We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Agreement. For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the senior secured net leverage ratio of the Company.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Use of Proceeds

We completed our initial public offering on September 16, 2021 and received net proceeds of €435.5 million, after deducting underwriting discounts and commissions of €26.4 million and offering expenses and costs of €5.6 million. As of December 31, 2022, the net proceeds from our initial public offering have been used to prepay €420.0 million of the outstanding Facility B commitments under the Credit Agreement, thereby reducing the outstanding Facility B commitments to zero. We have also used the proceeds for general working capital purposes and to fund acquisitions during the year ended December 31, 2022. There has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus, dated September 13, 2021, filed with the SEC on September 15, 2021 pursuant to Rule 424(b) relating to our Registration Statement.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)). These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to a material weakness in internal control over financial reporting described below.

In light of the material weakness the Company has performed additional analysis and other post-closing procedures to ensure completeness and accuracy of our annual consolidated financial statements are prepared in accordance with IFRS. Our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly presented in all material respects in accordance with IFRS for the periods presented herein.

b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, the Company has not maintained effective internal control over financial reporting due to the material weakness related to insufficient design and implementation of controls and segregation of duties.

This material weakness resulted in misstatements that were corrected prior to the issuance of the consolidated financial statements. Furthermore, a reasonable possibility exists that material misstatements in the consolidated financial statements will not be prevented or detected on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

c. Attestation Report of the Registered Public Accounting Firm

This Annual Report also does not include an attestation report of our independent registered public accounting firm due to the established rules of the Securities and Exchange Commission. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an Emerging Growth Company.

d. Changes in Internal Control over Financial Reporting

Material Weakness Remediation Status

As described in our Annual Report on Form 20-F for the year ended December 31, 2021, our management identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of controls, IT systems and segregation of duties.

We have undertaken the following remedial actions during the year to seek to address the material weakness identified in 2021:

●	Established an in-house central financial controls team to focus on the implementation and remediation of controls in response to our material weakness.

●	Provided continued support and training to internal control owners regarding the principles and requirements of internal controls to ensure their effective implementation and adherence.
●	Redesigned existing controls and implemented new controls, including entity level controls, IT general controls, transactional controls and review controls. Migrated our largest components from legacy financial reporting systems to our new enterprise resource planning (‘ERP’) system, which are now in business use together with our previously existing information systems and business processes.
●	Conducted an analysis of our ERP system’s segregation of duties around journal entries to identify potential conflicts of roles and access-related risks. We have initiated remediation measures to address these identified issues.

Although we believe that the remedial actions completed to date have enabled us to migrate to our new ERP system, we have not yet sufficiently remediated the material weakness related to our IT systems.

Management continues to be actively engaged in remediation efforts, as noted above, however the material weakness at December 31, 2022 related to insufficient design and implementation of controls and segregation of duties cannot be considered remediated until the applicable remedial controls are designed and operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Additional time will be required to properly assess the effectiveness of these activities as well as operate additional activities for areas where control deficiencies remain.

While our efforts are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period, we are committed to continuous improvement and will continue to diligently review our internal control over financial reporting.

Notwithstanding the material weakness, management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with IFRS.

Other than described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Business Conduct and Ethics Guidelines are available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2022.

Item 16C. Principal Accounting Fees and Services

The consolidated financial statements of Sportradar Group AG at December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of KPMG AG is Bogenstrasse 7, Postfach 1142, CH-9001 St. Gallen, Switzerland (PCAOB ID 3240).

The table below sets out the total amount billed to us by KPMG AG for services performed for the year ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	€’000	€’000
Audit Fees	3,053	3,046
Audit Related Fees	523	—
Tax Fees	132	185
Total	3,708	3,231

Audit Fees

Audit fees for the year ended December 31, 2022 and 2021 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 relate to services in connection with our initial public offering.

Tax Fees

Tax fees for the year ended December 31, 2022 and 2021 were related to tax compliance and tax planning services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our ordinary shares by us and our affiliated purchasers during the fiscal year ended December 31, 2022:

			Total number of	Maximum number
			shares purchased as	of shares that may
	Total number of	Average price	part of publicly announced	yet be purchased under
Month in the year ended December 31, 2022	shares purchased (1)	paid per share ($)	plans or programs	the plans or programs
January 1 - January 31, 2022	—	—	—	—
February 1 - February 28, 2022	—	—	—	—
March 1 - March 31, 2022	—	—	—	—
April 1 - April 30, 2022	133,058	14.10	—	—
May 1 - May 31, 2022	6,409	11.20	—	—
June 1 - June 30, 2022	3,652	7.90	—	—
July 1 - July 31, 2022	113,479	3.40	—	—
August 1 - August 31, 2022	—	—	—	—
September 1 - September 30, 2022	42,886	9.45	—	—
October 1 - October 31, 2022	11,928	8.84	—	—
November 1 - November 30, 2022	31,407	11.25	—	—
December 1 - December 31, 2022	267,086	9.97	—	—
Total	609,885	$9.66	—	—

(1)	A total of 609,885 shares were purchased other than through a publicly announced plan or program as a result of (i) shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees or (ii) repurchases of shares from employees in connection with their termination of employment.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for domestic issuers. While we voluntarily follow most Nasdaq corporate governance rules, we follow Swiss corporate governance practices in lieu of Nasdaq corporate governance rules as follows:

●	Exemption from Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend;
●	Exemption from Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock; and
●	Exemption from Nasdaq Listing Rules 5635(a), (b), (c) and (d), relating to matters requiring shareholder approval, including with respect to shareholder approval of the establishment or any material amendments to any equity compensation arrangements. Our Articles and Swiss law provide that our board of directors is authorized, in certain instances, to issue a certain number of Class A ordinary shares without re-approval by our shareholders.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of KPMG AG, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of Sportradar Group AG	20-F	001-40799	1.1	3/31/2022

2.1	Description of Securities					*

2.2+#	Warrant Agreement, dated as of November 16, 2021, by and between Sportradar AG and NBA Ventures 1, LLC	20-F	001-40799	2.2	3/31/2022

4.1†	Form of Indemnification Agreement	F-1	333-258882	10.1	8/17/2021

4.2†	Management Participation Program Agreement, dated as of May 6, 2019, among Blackbird Holdco Ltd. (f/k/a Blackbird HoldCo S.à r.l.), Slam InvestCo S.à r.l. and MPP Participants, as defined therein	F-1	333-258882	10.2	8/17/2021

4.3†	Sportradar Group AG 2021 Incentive Award Plan	F-1	333-258882	10.3	8/17/2021

4.4†	Sportradar Group AG 2021 Employee Share Purchase Plan	F-1	333-258882	10.4	8/17/2021

4.5	Senior Facilities Agreement, dated as of November 17, 2020, among Sportradar Management Ltd, as borrower, J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG, as Mandated Lead Arrangers, J.P. Morgan AG, as Agent and Lucid Trustee Services Limited, as Security Agent	F-1	333-258882	10.5	8/17/2021

4.6	Registration Rights Agreement, dated as of September 9, 2021, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG, as amended by Amendment No. 1 to the Registration Rights Agreement, dated as of November 16, 2021	20-F	001-40799	4.8	3/31/2022

4.7+	Shareholders’ Agreement, dated as of September 7, 2021, by and among certain shareholders of Sportradar Group AG	20-F	001-40799	4.9	3/31/2022

4.8	Class A Ordinary Shares Purchase Agreement, dated as of September 7, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.10	3/31/2022

4.9	Class A Ordinary Shares Purchase Agreement, dated as of September 13, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.11	3/31/2022

4.10

Additional Facility Notice to J.P. Morgan SE as Agent, dated as of September 16, 2022, by Sportradar Jersey Holding Ltd, Sportradar Management Ltd, Sportradar Capital S.à r.l. and the Additional Revolving Facility Lenders (as defined therein)

						*

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.11	Amendment and Restatement Agreement, dated as of September 16, 2022, by and between Sportradar Management Ltd and J.P. Morgan SE, as Agent					*

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of KPMG AG, an independent registered public accounting firm.					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
+	Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
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

SPORTRADAR GROUP AG
Date:	March 14, 2023

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

By:	/s/ Ulrich Harmuth
Name:	Ulrich Harmuth
Title:	Interim Chief Financial Officer

Index to consolidated financial statements

Consolidated financial statements of Sportradar Group AG (audited)

Years Ended December 31, 2021 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sportradar Group AG and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

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

March 14, 2023

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros – except for per share data)

		Years Ended December 31,
	Note	2020	2021	2022
Revenue	4	404,924	561,202	730,188
Purchased services and licenses (excluding depreciation and amortization)	6	(89,307)	(119,426)	(175,997)
Internally-developed software cost capitalized	13	6,093	11,794	17,730
Personnel expenses		(121,286)	(183,820)	(265,984)
Other operating expenses	7	(41,339)	(87,308)	(95,891)
Depreciation and amortization	13, 14	(106,229)	(129,375)	(184,813)
Impairment of intangible assets	13	(26,184)	—	—
Impairment loss on trade receivables, contract assets and other financial assets	17, 18	(4,645)	(5,952)	(1,552)
Impairment of equity-accounted investee	16	(4,578)	—	—
Remeasurement of previously held equity-accounted investee	3	—	—	7,698
Share of loss of equity-accounted investees	16	(989)	(1,485)	(4,082)
Foreign currency gains - net	8	13,806	5,437	26,690
Finance income	9	8,517	5,297	5,250
Finance cost	10	(16,658)	(32,540)	(41,447)
Net income before tax		22,125	23,824	17,790
Income tax expense	11	(7,319)	(11,037)	(7,299)
Profit for the year		14,806	12,787	10,491

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability		(926)	1,399	2,192
Related deferred tax income/(expense)		136	(202)	(333)
		(790)	1,197	1,859
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company		3,683	13,720	1,989
Foreign currency translation adjustment attributable to non-controlling interests		277	(265)	10
		3,960	13,455	1,999
Other comprehensive income for the year, net of tax		3,170	14,652	3,858
Total comprehensive income for the year		17,976	27,439	14,349
Profit attributable to:
Owners of the Company		15,245	12,569	10,891
Non-controlling interests		(439)	218	(400)
		14,806	12,787	10,491
Total comprehensive income attributable to:
Owners of the Company		18,138	27,486	14,739
Non-controlling interests		(162)	(47)	(390)
		17,976	27,439	14,349
Profit per Class A share attributable to owners of the Company
Basic	12	0.06	0.05	0.04
Diluted		0.06	0.05	0.03
Profit per Class B share attributable to owners of the Company
Basic	12	0.01	0.00	0.00
Diluted		0.01	0.00	0.00

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

		December 31,
Assets	Note	2021	2022
Current assets
Cash and cash equivalents		742,773	243,757
Trade receivables	18	33,943	63,412
Contract assets	18	40,617	50,482
Other assets and prepayments	19	31,161	42,913
Income tax receivables		1,548	1,631
		850,042	402,195
Non-current assets
Property and equipment	14	35,923	37,887
Intangible assets and goodwill	13	808,472	843,632
Equity-accounted investees	16	8,445	33,888
Other financial assets and other non-current assets	17	41,331	44,445
Deferred tax assets	11	26,908	27,014
		921,079	986,866
Total assets		1,771,121	1,389,061
Current liabilities
Loans and borrowings	21	6,086	7,361
Trade payables	23	150,012	204,994
Other liabilities	24	59,992	65,268
Contract liabilities	25	22,956	23,172
Income tax liabilities		14,190	8,693
		253,236	309,488
Non-current liabilities
Loans and borrowings	21	429,264	15,484
Trade payables	23	320,428	269,917
Other non-current liabilities	24	7,081	10,695
Deferred tax liabilities	11	25,478	26,048
		782,251	322,144
Total liabilities		1,035,487	631,632
Ordinary shares	20	27,297	27,323
Treasury shares	20	—	(2,705)
Additional paid-in capital	20	606,057	590,191
Retained earnings		89,693	117,155
Other reserves		15,776	19,624
Equity attributable to owners of the Company		738,823	751,588
Non-controlling interest		(3,189)	5,841
Total equity		735,634	757,429
Total liabilities and equity		1,771,121	1,389,061

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

									Reserve
									from
								Foreign	actuarial		Attributable
		Ordinary shares				Additional		currency	gains	Attributable	to non-
		Ordinary	Share	Particip.	Treasury	paid in	Retained	translation	and	to owners of	controlling	Total
	Note	shares	capital	Certificates	shares	capital	earnings	reserve	losses	the Group	interests	equity
Equity as of January 1, 2020			302	161	—	107,776	50,820	(1,648)	(386)	157,025	(2,981)	154,044
Net profit for the year		—	—	—	—	—	15,245	—	—	15,245	(439)	14,806
Other comprehensive income		—	—	—	—	—	—	3,683	(790)	2,893	277	3,170
Total comprehensive income		—	—	—	—	—	15,245	3,683	(790)	18,138	(162)	17,976
Purchase of MPP share awards		—	—	—	(4,300)	—	—	—	—	(4,300)	—	(4,300)
Issuance of MPP share awards		—	—	—	2,330	—	—	—	—	2,330	—	2,330
Reclassification of unpaid contribution of capital	20.2	—	—	—	—	(7,880)	(365)	—	—	(8,245)	—	(8,245)
Equity-settled share-based payments	31	—	—	—	—	—	2,327	—	—	2,327	—	2,327
Equity as of December 31, 2020		—	302	161	(1,970)	99,896	68,027	2,035	(1,176)	167,275	(3,143)	164,132
Net profit for the year		—	—	—	—	—	12,569	—	—	12,569	218	12,787
Other comprehensive income		—	—	—	—	—	—	13,720	1,197	14,917	(265)	14,652
Total comprehensive income		—	—	—	—	—	12,569	13,720	1,197	27,486	(47)	27,439
Issuance of participation certificates	20.3	—	—	3	—	7,748	—	—	—	7,751	—	7,751
Issuance of MPP share awards	31	—	—	—	1,346	469	—	—	—	1,815	—	1,815
Reclassification of deposit liability	3	—	—	—	—	3,211	—	—	—	3,211	—	3,211
Reclassification of unpaid contribution of capital	20.2	—	—	—	—	5,383	669	—	—	6,052	—	6,052
Issuance of ordinary shares	20.1	2,407	—	—	—	544,223	—	—	—	546,630	—	546,630
IPO restructuring	1.1 20	24,890	(302)	(164)	624	(125,136)	—	—	—	(100,088)	—	(100,088)
Grants to sport rights holders	20.2	—	—	—	—	63,270	—	—	—	63,270	—	63,270
Equity-settled share-based payments	31	—	—	—	—	6,993	8,428	—	—	15,421	—	15,421
Equity as of December 31, 2021		27,297	—	—	—	606,057	89,693	15,755	21	738,823	(3,189)	735,634
Net profit for the year		—	—	—	—	—	10,891	—	—	10,891	(400)	10,491
Other comprehensive income		—	—	—	—	—	—	1,989	1,859	3,848	10	3,858
Total comprehensive income		—	—	—	—	—	10,891	1,989	1,859	14,739	(390)	14,349
Reclassification of deposit liability	3	—	—	—	—	2,432	—	—	—	2,432	—	2,432
Purchase of treasury shares	20.4	—	—	—	(3,837)	—	—	—	—	(3,837)	—	(3,837)
Business combinations	3	—	—	—	—	3,000	—	—	—	3,000	6,227	9,227
Acquisition of non-controlling interests	3	—	—	—	—	(31,438)	—	—	—	(31,438)	3,193	(28,245)
Vesting of RSUs		26	—	—	1,132	6,399	(7,987)	—	—	(430)	—	(430)
Equity-settled share-based payments	31	—	—	—	—	3,741	24,558	—	—	28,299	—	28,299
Equity as of December 31, 2022		27,323	—	—	(2,705)	590,191	117,155	17,744	1,880	751,588	5,841	757,429

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2020	2021	2022
OPERATING ACTIVITIES:
Profit for the year		14,806	12,787	10,491
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	11	7,319	11,037	7,299
Interest income	9	(6,661)	(5,179)	(5,250)
Interest expense	10	16,658	32,325	40,036
Impairment losses (income) on financial assets	17	1,698	5,889	(5)
Remeasurement of previously held equity-accounted investee	3	—	—	(7,698)
Impairment of equity-accounted investee	16	4,578	—	—
Other financial expenses (income)		(3,617)	96	1,411
Foreign currency gains, net	8	(13,806)	(5,437)	(26,690)
Amortization and impairment of intangible assets	13	122,646	119,048	172,831
Depreciation of property and equipment	14	9,767	10,327	11,982
Equity-settled share-based payments		2,327	15,431	28,299
Share of loss of equity-accounted investees	16	989	1,485	4,082
Other		941	(876)	(3,178)
Cash flow from operating activities before working capital changes, interest and income taxes		157,645	196,933	233,610
Increase in trade receivables, contract assets, other assets and prepayments		(11,722)	(69,896)	(53,519)
Increase in trade and other payables, contract and other liabilities		20,657	44,385	32,159
Changes in working capital		8,935	(25,511)	(21,360)
Interest paid		(13,263)	(31,060)	(33,591)
Interest received		17	165	5,091
Income taxes paid		(2,075)	(8,306)	(15,673)
Net cash from operating activities		151,259	132,221	168,077
INVESTING ACTIVITIES:
Acquisition of intangible assets	13	(91,956)	(124,890)	(154,266)
Acquisition of property and equipment		(1,996)	(5,861)	(8,288)
Acquisition of subsidiaries, net of cash acquired	3	(2,062)	(198,432)	(56,245)
Contribution to equity-accounted investee	16	—	(45)	(27,873)
Acquisition of financial assets		—	(2,605)	—
Collection of loans receivable	17	454	265	208
Issuance of loans receivable	17	(2,687)	(2,270)	—
Collection of deposits		215	222	—
Payment of deposits		(108)	(152)	(103)
Net cash used in investing activities		(98,140)	(333,768)	(246,567)
FINANCING ACTIVITIES:
Payment of lease liabilities	15	(3,817)	(7,118)	(5,958)
Acquisition of non-controlling interests	3	—	—	(28,245)
Proceeds from borrowing of bank debt	21	462,057	—	—
Transaction costs related to borrowings	21	(11,160)	—	(1,100)
Principal payments on bank debt	21	(170,838)	(2,376)	(420,685)
Purchase of treasury shares	20	—	—	(3,837)
Purchase of MPP share awards	20	(3,750)	—	—
Proceeds from issuance of MPP share awards	20	2,330	1,650	—
Change in bank overdrafts	21	(285)	(22)	(23)
Proceeds from issue of participation certificates		—	1,002	—
Proceeds from issuance of new shares		—	556,639	—
Transaction costs related to issuance of new shares and participation certificates		—	(10,009)	—
Net cash (used in) from financing activities		274,537	539,766	(459,848)
Net increase (decrease) in cash and cash equivalents		327,656	338,219	(538,338)
Cash and cash equivalents as of January 1		57,024	385,542	742,773
Effects of movements in exchange rates		862	19,012	39,322
Cash and cash equivalents as of December 31		385,542	742,773	243,757

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Euros – unless stated otherwise)

1.	General information

1.1 Reporting entity

Sportradar Group AG (the “Company”) and its subsidiaries (together, the “Group” or “Sportradar”) is a leading provider of sports data services and premium partner for the sports betting and media industries. The Group provides sports data services to the bookmaking world with its brand “Betradar” and to the international media industry under the brand “Sportradar Media Services”.

The parent company, Sportradar Group AG, was incorporated on June 24, 2021 as a stock corporation under the laws of Switzerland, located in St. Gallen, Switzerland, and is registered in the Commercial Register of the district court in St. Gallen. Sportradar Group AG is a publicly listed holding company and it held 100% equity interest in Sportradar Holding AG, which was the parent company of the Group before that date. In 2021, Sportradar Group AG became a publicly listed holding company and its sole material asset became its equity interest in Sportradar Holding AG. As the sole direct holder of equity in Sportradar Holding AG (which is the Company’s predecessor for financial reporting purposes and was merged into Sportradar Group AG in June 2022), Sportradar Group AG operates our business and controls its strategic decisions and day-to-day operations.

In connection with the initial public offering of the Company (the “IPO”) in September 2021, the Group completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG (the “Reorganization Transactions”). The Reorganization Transactions included the following:

●	Formation of Sportradar Group AG – on June 24, 2021, Carsten Koerl, the Founder and Chief Executive Officer of the Company, incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, CHF 0.10 nominal value per share.
●	Contribution of ordinary shares and participation certificates in Sportradar Holding AG - prior to the completion of the IPO, (i) all of the existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.
●	Contribution of participation certificates under the Management Participation Program - certain of our directors and executive officers participate in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the IPO, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by us upon a termination of employment in certain circumstances. The vesting schedule generally provides for 35% of each participant’s Class A ordinary shares to vest immediately upon the consummation of the IPO and for the remaining 65% to vest in three equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00.

●	Conversion of options under the Phantom Option Plan - Phantom Option Plan (the “POP”) is maintained for certain key employees, who are not executive officers. The participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Based upon the initial public offering price of $27.00, the outstanding awards under the POP were converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to and under the Sportradar Group AG Omnibus Stock Plan.

The Company completed its listing on The Nasdaq Global Select Market on September 14, 2021 under the ticker symbol “SRAD”, offering 19,000,000 Class A ordinary shares at the price of USD 27 per share.

In 2021, Sportradar Group AG was incorporated and inserted at the top of an existing group (Sportradar Holding AG), which is a business as defined in IFRS 3 Business Combinations (“IFRS 3”). Sportradar Group AG issued shares to the existing shareholders of Sportradar Holding AG in exchange for the shares already held in Sportradar Holding AG. There were no changes to the shareholder group. Furthermore, the incorporation and insertion of Sportradar Group AG at the top of Sportradar Holding AG was completed purely for the purpose of the IPO transaction (i.e., the transaction was a restructuring of business activities before a listing transaction). The transaction does not meet the definition of business combination under IFRS 3, because neither Sportradar Group AG nor Sportradar Holding AG can be identified as an acquirer. Sportradar Holding AG represents a single business therefore, book value accounting applies and the equity was adjusted to reflect the new structure. The consolidated financial statements of Sportradar Group AG for the year ended December 31, 2021 reflect that the arrangement is in substance a continuation of the existing group. The 2021 consolidated financial statements of Sportradar Group AG are presented using the carrying amounts from the consolidated financial statements of Sportradar Holding AG. The equity structure (that is, the issued share capital) reflects that of Sportradar Group AG, with other amounts in equity (such as revaluation reserve and retained earnings) being those from the consolidated financial statements of Sportradar Holding AG. The resulting difference was recognized during the year ended December 31, 2021 as a component of equity as follows:

	Class A	Class B
Capital and reserves	ordinary	ordinary		Particip.
in number of shares	shares	shares	Shares	certificates
Reorganization transactions	180,341,159	903,670,701	(344,611)	(158,709)

Capital and reserves
expressed in	Ordinary	Share	Treasury	Additional paid in	Particip.
thousands of Euros	shares	capital	shares	capital	certificates
Reorganization transactions	24,890	(302)	624	(125,136)	(164)

The consolidated financial statements for the financial years ended December 31, 2022 were approved and authorized for issue by our Board of Directors on March 14, 2023.

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

The accounting policies set out below comply with each respective IFRS effective at the end of the Group reporting period, which was December 31, 2022. They have all been applied consistently throughout the year and the preceding years.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of Sportradar Group AG and its subsidiaries as of December 31, 2021 and 2022 and the for the years ended December 31, 2020, 2021 and 2022 and the Group’s share of the results and net assets of its associates and joint arrangements. A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

1.4 Global economic conditions

The Group’s financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, and financial condition or results of operation.

COVID-19 impact

The year ended December 31, 2022 is the third annual reporting period in which the Group was impacted by the COVID-19 pandemic. The coronavirus outbreak experienced since March 2020 resulted in difficult decisions for the sports industry. Many major sporting events, matches and competitions were cancelled, moved or postponed. This led to a decline in the available content the Group delivered to its clients. At the start of the pandemic, the pandemic was recognized as a risk for the Group, including risks related to health, strategic, operational and financial objectives. In response, the Group secured and delivered alternative content to its clients to mitigate the cancellation of traditional sports data. This included newly acquired live content (i.e., table tennis, badminton), E-sports leagues and virtual content. The Group negotiated with sport rights holders to suspend or postpone license payments. During 2020, the Group recognized grants of €3,179 received under furlough schemes on a net basis in the consolidated statement of profit or loss and other comprehensive income within personnel expenses where the related wages and salaries for the furloughed employees were recognized. There is no outstanding balance of receivable related to such grants as of December 31, 2021 or 2022, respectively. The second wave of the outbreak, which came into effect in October 2020, continued to be in place at the beginning of the year 2021. Later in 2021, countries began unlocking and approved vaccines which provided higher protection against the disease. Throughout 2022, the Group has largely returned to pre-pandemic revenue generation levels and have not observed significant changes in customer behavior. Although the pandemic adversely impacted our business in 2020 due to cancelled live sporting events, management actions helped to partially mitigate the extent of the impact and the Group has demonstrated its ability to rapidly adapt to challenging environments. The Group continues to focus on two objectives: (1) supporting customers with mission-critical alternative content throughout a period where traditional sports events were no longer available and (2) streamlining its own operations to preserve profitability and cash generation. Those measures have now become the way the Group operates the business as it dials the volume content up or down depending on changes and disruption to the live event calendar.

Ukraine-Russia conflict impact

Russia’s invasion of Ukraine and the uncertainty surrounding the escalating conflict is recognized as a risk by the Group as the Ukraine-Russia conflict could continue to negatively impact global and regional financial markets, higher unemployment, financial market volatility, among other factors. In light of the situation in Ukraine, the Company has suspended the acquisition of new customers in Russia. Revenue from Russian customers was less than 1% of consolidated revenue of the Group for the year ended December 31, 2022.

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

2.1 New and amended standards and interpretations

The following IFRS amendments and interpretations are effective from January 1, 2022 but they do not have a significant impact on the Group’s consolidated financial statements:

●	Amendments to IFRS 3: References to Conceptual Framework
●	Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract
●	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
●	Annual Improvements to IFRS Standards 2018 — 2020

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was early adopted by the Group during the year ended December 31, 2022. The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments are applied prospectively and were applied to the Group’s contribution of Bettech Gaming (PTY) LTD to SportTech AG on August 4, 2022. Refer to note 3, note 16.3 and note 28.

2.2 Standards and interpretations issued but not yet effective

The following new and revised standards and interpretations are issued but are not yet effective and were not early adopted by the Group in preparing these consolidated financial statements.

		Planned
		application by
	Effective	Sportradar in
Standard or interpretation	date	reporting year
IFRS 17 and amendments to IFRS 17: Insurance Contracts	January 1, 2023	2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023	2023
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023	2023
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024	2024
Amendments to IAS 1: Classification of Non-current liabilities with covenants	January 1, 2024	2024
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024	2024

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

Assumptions and estimation uncertainties

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future development, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The significant accounting estimates in terms of IAS 1 Presentation of Financial Statements are:

a)Impairment of assets

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

b)Tax step-up

The recognition of the deferred tax asset for the tax step-up is generally based on future estimated taxable income. Factors such as lower than anticipated taxable results can lead to an impairment of the deferred tax asset. For information on the deferred tax asset amount recognized, refer to note 11.

c)Fair value measurement of nonfinancial assets and nonfinancial liabilities acquired in business combinations and fair value of consideration transferred

The Group measures the assets, liabilities and contingent liabilities acquired through a business combination to fair value. Where possible, fair value adjustments are based on external appraisals or valuation models, e.g. for contingent liabilities and intangible assets which were not recognized by the acquiree. All valuation methods rely on various assumptions such as estimated future cash flows, remaining economic useful life, etc. The consideration transferred in a business combination must be measured at fair value. Contingent consideration is measured at fair value and recognized as part of the consideration transferred at acquisition date. The initial measurement of the fair value of contingent consideration is based on an assessment of the facts and circumstances that exist at the acquisition date. For information on the fair value measurement in the business combinations, refer to note 3.

Judgments

The consolidated financial statements include other areas of judgment and accounting estimates. In the process of applying the Group’s accounting policies, management has made the following judgments, aside from any uncertainty arising as a result of macroeconomic factors, consistent with prior year:

License agreements

The Group typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. As described in note 2.9 below, such license agreements fulfill the definition of an intangible asset. There remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy.

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

Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration, that is deemed to be an asset or liability, are recognized in the consolidated statements of profit or loss and other comprehensive income. For further information on business combinations, refer to note 3.

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

2.7 Purchased services and licenses

Cost of purchased services consists primarily of licenses and sports rights that have not been capitalized, fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, consultancy fees, IT development costs, as well as internet data traffic costs and cloud (hosting) costs and other external service costs. These costs are primarily expensed as they are incurred. This financial statement caption does not include depreciation or amortization expense (as further summarized in notes 13 and 14).

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

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if:

●	it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and
●	the cost of the asset can be measured reliably.

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

After initial recognition, license assets are carried at cost less accumulated amortization and impairment losses. The useful lives are based on the license term (2 – 10 years).

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

For changes in payments resulting from re-negotiations due to reduced benefits from the license we applied the following accounting policy. Credit notes received from the sport rights holders are recognized against license fees payables included within trade payables in the consolidated statement of financial position. The same amount is then recognized as a disposal of the respective intangible asset considering the lower service potential due to suspension and cancellation of sporting events.

Internally-developed software

Research costs are expensed as incurred, and development costs are only recognized as internally-developed software (internally generated intangible assets) if all recognition criteria according to IAS 38 are met. Expenses that can be directly allocated to development projects are capitalized provided that:

●	the completion of the intangible asset is technically feasible,
●	the Group has the intention to complete the intangible asset and to use or to sell it,
●	the intangible asset can be sold or used internally,
●	the intangible asset will generate future benefits in terms of new business opportunities, cost savings or economies of scale,
●	sufficient technical and financial resources are available to complete the development and to use or sell the intangible asset, and
●	expenditures can be measured reliably (refer to note 13). Direct costs include not only the personnel expenses for the development team, but also the costs for external consultants and developers.

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

Generally, intangible assets are amortized on a straight-line basis over the shorter of their contractual term or their estimated useful lives.

The following useful lives are applied:

Estimated useful
Intangible asset	life in years
Brand names	5
Customer bases	5 -10
Technology	2 -10

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

Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets:

Estimated useful
Property and equipment	life in years
Buildings	5 -12
Other facilities and equipment	3 -15

The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Maintenance and repairs are expensed as incurred. Gains or losses resulting from the sale or retirement of assets are recognized in other operating expenses in the consolidated statements of profit or loss and other comprehensive income.

Depreciation expense of property and equipment is recorded under depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.

For further details on property and equipment, refer to note 14.

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

An impairment loss is recognized when an asset’s or CGU’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of its fair value less costs to sell and its value in use. Value in use is based on the estimated future cash flows expected to arise from the continued use of the asset or from its eventual disposal, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

If these tests result in an impairment, the relating loss is reported as a separate line in the consolidated statements of profit or loss and other comprehensive income. On the consolidated statements of financial position, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. For further details, refer to note 13.

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

2.12 Leases

The Group as a lessee

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an asset, the Group assesses whether the contract meets three key evaluations under IFRS 16 Leases:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
●	the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
●	the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct how and for what purpose the asset is used throughout the period of use.

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

When the lease liability is remeasured, in case of lease modifications that decrease the scope of the lease the carrying amount of the right-of-use asset is decreased to reflect the partial or full termination and any resulting gain or loss is recognized in profit or loss. For all other remeasurements, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit and or loss if the carrying amount of the right-of-use asset has already been reduced to zero. On the consolidated statements of financial position, right-of-use assets are presented within property and equipment while lease liabilities are presented within loans and borrowings.

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

For further details, refer to note 15.

2.13 Financial instruments

Initial recognition and derecognition

Trade receivables and debt securities are initially recognized on their date of origination. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

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

Classification and measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at:

●	amortized cost;
●	fair value through other comprehensive income (FVOCI); or
●	fair value through profit and loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is classified as an asset measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as either asset measured at amortized cost or assets measured at FVOCI are measured at FVTPL. For further information, refer to note 26.

For the purpose of assessing whether contractual cash flows are solely payments of principal and interest, “principal” is defined as the fair value of the financial asset on initial recognition; and “interest” is defined as the consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (for example liquidity risk and administrative costs), as well as a profit margin.

The Group’s trade receivables and loans entitle it solely to payments of principal and interest (only loans). The Group holds all trade receivables and loans with the objective to collect the contractual cash flow payments.

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

Financial assets measured at fair value through profit or loss (FVTPL)

Financial assets measured at FVTPL are subsequently measured at fair value. Net gains and losses are recognized in profit or loss.

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

Financial assets and financial liabilities are offset, and the net amount presented in the statements of financial position when, and only when, the Group has a then legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

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

Credit-impaired financial assets

At each reporting date, the Group assesses whether a financial asset carried at amortized cost is credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Group considers the change in the risk of a default occurring over the expected life of the financial asset instead of a change in the ECL. The Group’s assessment uses the lifetime probability of default method. A credit loss will be calculated as the difference between the cash flows that are due in accordance with the contract/agreement and the cash flows that the Group expects to receive, discounted at the original effective interest rate of the financial instrument.

Presentation of allowance for ECL in the statements of financial position

The expected credit loss allowance for each type of financial asset (i.e., trade receivables) is deducted from the gross carrying amount of the assets (i.e., contra-asset). Impairment losses are shown separately on the face of the consolidated statements of profit or loss and other comprehensive income.

Write-off

Write-offs are recognized when the Group has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Group assesses after 180 days whether or not a trade receivable needs to be written off.

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

If there are objective indications that an investment in an equity-accounted investee is impaired, the recoverable amount is calculated on the basis of the estimated future cash flows expected to be generated by the respective entity. For further details, refer to note 16.

2.15 Ordinary shares

Ordinary shares are classified as equity since the shares are non-redeemable and any dividends are discretionary. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. For further details, refer to note 20.

2.16 Participation certificates

Participation certificates are shares without voting rights. Since they are non-redeemable and dividends are also discretionary, they are classified as equity. The previously issued participation certificates were converted to ordinary shares in 2021. For further details, refer to note 20.

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

The cumulative expense recognized for equity-settled awards at each reporting date until the vesting date reflects the Group’s best estimate of the number of equity instruments that will ultimately vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and other comprehensive income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

For further details on share-based payments, refer to note 31.

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

Remeasurements of the net defined benefit obligation, comprising actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized directly in other comprehensive income. Service costs comprising current service costs, past-service costs, and gains and losses on curtailment are recognized in the period they are incurred as an expense (income) under personnel expenses in the consolidated statements of profit or loss and other comprehensive income. The Group recognizes gains and losses on settlement of a defined benefit plan as an expense (income) under personnel expenses when the settlement occurs. The net interest expense or income is recognized in other financial expense (income). Past service costs represent change in a defined benefit obligation for employee service in prior periods, arising as a result of changes to plan arrangements in the current period. The recognition of past service costs occurs at the earlier of the following dates:

●	when the plan amendment or curtailment occurs; and
●	when the Group recognizes any termination benefits, or related restructuring costs under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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

For further details on post-employment benefit plans, refer to note 22.

2.19 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. For further details, refer to note 24.

2.20 Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding, net of weighted average treasury shares held during the period. For further details, refer to note 12.

For diluted earnings per share, the weighted average number of ordinary shares outstanding during the period, net of weighted average treasury shares held during the period, is adjusted to assume conversion of all dilutive potential ordinary shares. At present these include share awards granted to employees and non-employees.

2.21 Segment reporting

The Group has applied the criteria set by IFRS 8 Operating segments to determine the number and type of reportable segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. The Group has three reportable segments. These divisions offer different services and are managed separately. For further details, refer to note 5.

3.Business combinations

Acquisition of Fresh Eight Limited

On March 2, 2021, the Group acquired 100% of the voting interest in Fresh Eight Limited (“Fresh 8”), a United Kingdom based provider of a personalized messaging platform in the global betting and gaming market. The acquisition of Fresh 8 augmented Sportradar`s Ad`s business unit.

The Group paid at closing a purchase price in cash of €11.6 million as consideration. As part of the purchase agreement, a deferred consideration payable of €0.5 million was determined based on the working capital adjustment at period end. Contingent consideration of €0.6 million was determined to be remuneration and is being recognized over the earn-out period. An additional contingent consideration will be paid to the seller in three tranches. First, a payment of €4.4 million was paid to the seller for achievement of the first milestone during 2022. As of December 31, 2022, the seller achieved the second milestone and is due to receive payment of €2.8 million during 2023. If the final and third milestone stipulated in the purchase agreement is achieved during the year ended December 31, 2023, the seller may receive up to €3.4 million additional cash payments in 2024. The fair value of the contingent consideration included in the total purchase price as of March 2, 2021 was €8.2 million.

As of December 31, 2022, the contingent consideration liability was re-assessed and determined to be €4.9 million, based on the expected probable outcome, which includes an achievement of €2.8 million to be paid in cash in 2023. The charge has been recognized in consolidated profit for the year. A reconciliation of fair value measurement of the contingent consideration liability (level 3) is provided below:

in €‘000
As of December 31, 2021	(8,200)
Cash payments during the year	4,385
Fair value changes recognized in profit for the year	(1,079)
As of December 31, 2022	(4,894)

Transaction costs of €439 were incurred and included in other operating expenses for the year ended December 31, 2021.

The fair values of the identifiable assets and liabilities of Fresh 8 as of the date of acquisition are as follows:

in €‘000	March 2, 2021
Customer base	4,863
Technology	3,402
Property and equipment	69
Trade receivables	377
Contract assets and other assets	176
Cash	152
Current liabilities	(327)
Deferred tax liability, net	(1,570)
Net assets acquired	7,142
Goodwill	13,168
Consideration transferred	20,310

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

Acquisition of Atrium Sports, Inc.

On May 6, 2021, the Group acquired 100% of the voting interest in Atrium Sports, Inc. (“Atrium”), a market leader in data and video analytics in the college and professional sports space. The acquisition complemented Sportradar’s 360-degree product suite and continued to deepen and broaden relationships with key sports organizations globally.

The Group paid cash of €183.0 million and issued 1,805 participation certificates of the Company in connection with the acquisition. The fair value of the 1,805 participation certificates was determined to be €22.4 million as of May 6, 2021 and was based on bids received from independent third parties in connection with a potential acquisition of the Company. The participation certificates were subject to certain non-market performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9.2 million, was determined to be part of the total purchase consideration and the remaining €13.2 million of the participation certificates was determined to be remuneration. The fair value of the participation certificates determined to be part of the total purchase consideration is recognized within other liabilities in the consolidated statement of financial position as this part is subject to certain re-purchase provisions. This deposit liability will unwind at the respective vesting dates with a corresponding credit to additional paid-in capital. As of December 31, 2021, €3.2 million was unwound and reclassified to additional paid-in capital. The corresponding deposit liability amounted to €6.0 million as of December 31, 2021. As of December 31, 2022, €2.4 million was unwound and reclassified to additional paid-in capital. The corresponding deposit liability amounted to €3.5 million as of December 31, 2022. The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense over the vesting period on a graded vesting basis. For the years ended December 31, 2022 and 2021, the Group recognized share-based compensation expense of €3.7 million and €7.0 million, respectively, in the consolidated statements of profit or loss and other comprehensive income.

Transaction costs of €3.9 million were incurred and included in other operating expenses for the year ended December 31, 2021.

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

Acquisition of Interact Sport Pty Ltd.

On June 9, 2021, the Group acquired 100% of the voting interest in Interact Sport Pty Ltd.(“Interact”) for cash consideration of €4.7 million. The acquisition of Interact expanded Sportradar`s expertise in cricket. As part of the purchase agreement, a deferred consideration payable of €0.4 million was determined to be withheld for the next 15 months as security for any possible claims. At the time of acquisition, if certain milestones stipulated in the purchase agreement are achieved, the seller and key employees will earn up to €3.0 million in earn-out compensation in 2022, 2023 and 2024, which will be paid in cash by the Group in the following year. The fair value of the cash payments will be recognized as remuneration over the earn-out period. Interact Sport Pty Ltd. is an Australian based sports data and technology company with partnerships across a range of leading sporting organizations with a particular depth and expertise in cricket.

During the year ended December 31, 2022, payments of €1.3 million were paid to the seller and key employees as earn-out compensation related to achievement of milestones earned during the year ended December 31, 2021, in addition to payment for deferred consideration of €263. As of December 31, 2022, the seller and key employees have earned €756 due to be paid in cash in 2023. The seller and key employees can earn up to €750 in earn-out compensation in 2023 and 2024.

Transaction costs of €154 were incurred and included in other operating expenses for the year ended December 31, 2021.

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

Acquisition of additional interest in Sportradar US, LLC

On March 29, 2022, the Group purchased an additional 7% non-controlling interest in subsidiary Sportradar US, LLC, a Delaware limited liability company, for €28.2 million in cash. Following this transaction, Sportradar US, LLC became a wholly-owned subsidiary of the Group. The additional interest acquired resulted in a negative non-controlling interest balance of €3.2 million being reclassified to additional paid in capital in the Consolidated statement of changes in equity during the year ended December 31, 2022. Together with the purchase price of €28.2 million, that led to a total decrease in Additional paid in capital in the amount of €31.4 million.

Acquisition of Vaix Limited

On April 6, 2022, the Group acquired 100% of the voting interest in Vaix Limited (“Vaix”), a private company incorporated in England and Wales with a wholly-owned subsidiary incorporated in Greece, Vaix Greece IKE. Vaix develops artificial intelligence (AI) solutions for the iGaming Industry. Vaix’s innovative AI technology allows betting and gaming operators to gain a personalized view of their customers, which provides a more targeted, player-friendly experience. The Group paid at closing a purchase price in cash of €21.7 million. If certain milestones stipulated in the purchase agreement are achieved, the seller will receive up to €23.4 million as cash payments to be paid to the seller in three tranches in addition to the initial purchase consideration. The fair value of the contingent consideration as of April 6, 2022 was €18.8 million.

Transaction costs of €373 were incurred and included in other operating expenses for the year ended December 31, 2022.

The fair values of the identifiable assets and liabilities of Vaix as of the date of acquisition are as follows:

in €‘000	April 6, 2022
Customer base	1,630
Technology	6,785
Brand	1,006
Other tangible assets	539
Cash	689
Liabilities	(1,791)
Deferred tax liability, net	(1,298)
Net assets acquired	7,560
Goodwill	32,766
Consideration transferred	40,326

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The goodwill mainly reflects Vaix`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

As of December 31, 2022, the contingent consideration liability was re-assessed and determined to be €19.5 million, based on the expected probable outcome, which includes the achievement of the first milestone of €5.8 million to be paid to the seller in 2023. The seller may receive up to €17.6 million during 2023 and 2024 for the remaining milestones. The charge has been recognized in consolidated profit for the year. A reconciliation of fair value measurement of the contingent consideration liability (level 3) is provided below:

in €‘000
As of April 6, 2022	(18,800)
Fair value changes recognized in profit during the year	(739)
As of December 31, 2022	(19,539)

The cashflows arising from the acquisition of Vaix in 2022 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(21,681)
Cash acquired with the subsidiary	689
Net cash paid for acquisition (included in cash used in investing activities)	(20,992)
Transaction costs of the acquisition (included in cash from operating activities)	(373)
Net cash outflow on acquisition of subsidiary	(21,365)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €3.3 million, €434 and €198, respectively. If the acquisition had occurred on January 1, 2022, the pro forma revenue, net loss before tax and net loss for year ended December 31, 2022 would have been €4.4 million, €589 and €264, respectively.

Acquisition of Ortec Sports B.V.

On April 28, 2022, the Group acquired 100% of shares in Ortec Sports B.V. (“Ortec”), a Dutch limited liability company for the cash purchase price of €5.7 million. Ortec is a provider of technology and analytics for professional teams, national associations, and commercial organizations.

The fair values of the identifiable assets and liabilities of Ortec as of the date of acquisition are as follows:

in €‘000	April 28, 2022
Customer base	582
Technology	1,978
Brand	383
Other tangible assets	696
Liabilities	(255)
Deferred tax liability, net	(746)
Net assets acquired	2,638
Goodwill	3,079
Consideration transferred	5,717

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The goodwill mainly reflects Ortec`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

The cashflows arising from the acquisition of Ortec in 2022 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(5,717)
Cash acquired with the subsidiary	25
Net cash paid for acquisition (included in cash used in investing activities)	(5,692)
Transaction costs of the acquisition (included in cash from operating activities)	(235)
Net cash outflow on acquisition of subsidiary	(5,927)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €1,726 million, €671 and €563, respectively. If the acquisition had occurred on January 1, 2022, the pro forma revenue, net loss before tax and net loss for year ended December 31, 2022 would have been €2.6 million, €1.0 million and €844, respectively.

Acquisition of additional interest in NSoft Group

The NSoft Group, comprising NSoft d.o.o., Mostar, Bosnia and Herzegovina (“NSoft”) and its wholly-owned subsidiaries STARK Solutions d.o.o., a company incorporated in Bosnia and Herzegovina, and N-Soft Solutions d.o.o., a company incorporated in Croatia, has traditionally acted as a partner for Sportradar. The NSoft group is a leading provider of betting software and offers a retail portfolio of games to bookmakers operating in the Eastern European market. Until April 28, 2022, Sportradar held 40% of the shares of NSoft. On April 29, 2022, the Group acquired an additional 30% for cash consideration of €12.0 million, increasing its ownership to 70%. As of December 31, 2022, NSoft is a consolidated entity of the Group.

Transaction costs of €261 were incurred and included in other operating expenses for the year ended December 31, 2022.

For the years ended December 31, 2020 and 2021, NSoft was an associate and accounted for using the equity method of accounting (refer to Note 16). The fair value of the previous held interest in NSoft on the date of acquisition was €16.2 million. The group’s carrying value on the date of acquisition of the additional interest was €8.3 million. A gain of €7,698 has been recognized on the remeasurement of the previously held equity-accounted investee within the consolidated statement of profit or loss and other comprehensive income.

The Group elected to measure the non-controlling interest in the acquiree at the proportionate share of its interest in the acquiree’s identifiable net assets. The fair values of the identifiable assets and liabilities of NSoft as of the date of acquisition of the additional interest are as follows:

in €‘000	April 29, 2022
Customer base	4,509
Technology	8,706
Brand	2,513
Property and equipment	2,624
Other tangible assets	5,155
Cash	1,868
Other liabilities	(3,523)
Deferred tax liability, net	(1,096)
Net assets acquired	20,756
Goodwill	13,471
Non-controlling interest (30%)	(6,227)
Consideration transferred	28,000

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The goodwill mainly reflects NSoft`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

The cashflows arising from the acquisition of NSoft in 2022 were as follows:

in €‘000
Cash consideration paid for acquisition of subsidiary	(12,000)
Cash acquired with the subsidiary	1,868
Net cash paid for acquisition (included in cash used in investing activities)	(10,132)
Transaction costs of the acquisition (included in cash from operating activities)	(261)
Net cash outflow on acquisition of subsidiary	(10,393)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €14.4 million, €1.5 million and €1.3 million, respectively. If the acquisition had occurred on January 1, 2022, the pro forma revenue, net loss before tax and net loss for year ended December 31, 2022 would have been €21.6 million, €2.3 million and €2.0 million, respectively.

Acquisition of Bettech Gaming (PTY) LTD

On August 4, 2022, Sportradar acquired 100% of shares in Bettech Gaming (PTY) LTD (“BetTech”), based in Cape Town, South Africa from the Company’s CEO, Carsten Koerl. and minority shareholders for a consideration of €7.0 million. BetTech owns and operates a betting platform for the African market. The Group’s acquisition of BetTech is an acquisition under common control and is a related party transaction (refer to note 28). The Group’s acquisition of BetTech meets the criteria for a disposal group held for sale.

Immediately upon closing of the Group’s acquisition of BetTech, the Group contributed 100% of the shares of BetTech based on an enterprise value of €10.0 million to SportTech (as defined below) in addition to cash payments totaling €27.9 million, for a 49% ownership in SportTech (note 16.3). The Group recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022. As SportTech is an associate of the Group, the contributions are a related party transaction (refer to notes 16.3 and 28).

4. Revenue from contracts with customers

Revenue arises from service contracts with customers. Sportradar’s main business is to provide sports data or audiovisual (“AV”) sports data feeds to its customers for their own use. Customers obtain access but not ownership rights to any sports data provided. Revenue for the Group’s major product groups consists of the following:

in €‘000	2020	2021	2022
Betting data / Betting entertainment tools	170,044	214,034	237,043
Managed Betting Services (“MBS”)	46,604	79,966	135,895
Virtual Gaming and E-Sports	18,343	15,357	16,154
Betting revenue	234,991	309,357	389,092
Betting AV revenue	105,892	140,162	160,522
Other revenue	29,634	39,983	53,132
Rest of the World revenue	370,517	489,502	602,746
Media and Ad`s revenue	21,041	33,796	53,010
Betting data	9,791	15,150	29,737
Betting AV	3,575	5,166	10,963
Sports Solutions	—	17,588	33,732
United States revenue	34,407	71,700	127,442
Total Revenue	404,924	561,202	730,188

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

There are certain Sports Betting contracts with customers that incorporate a revenue share scheme. The Group receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. The Group’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

Managed Betting Services (“MBS”)

MBS includes Managed Trading Services (“MTS”) and Managed Platform Services (“MPS”). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted. MPS revenue consists of platform set-up fees for Sportradar’s turnkey solution.

MTS clients forward their proposed bets, known as “bet slips”, to the Group for consideration as to whether or not the bet is advisable. The Group has the ability to accept or decline this bet slip. If a bet slip is accepted, the Group will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage, and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of stakes in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most MTS contracts also include a loss participation clause (i.e., in case the Gross/Net gaming revenue is negative). The Group is exposed to losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share is below agreed minimum fee).

MPS is part of the Group’s MBS business and provides a complete turnkey solution (including platform set-up, maintenance and support). The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

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

Sports Betting AV revenue:

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

United States revenue:

This primarily includes media revenue from Application Programming Interfaces (“API”) whereby the Group offers extensive sports data from games worldwide. Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and betting AV revenue from U.S. sources (see above for accounting treatment).

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

Price adjustments or discounts: Contractually agreed price adjustments or discounts are taken into consideration for revenue recognition over the service period on a straight-line basis for contracts in which revenue is recognized over time.

Certain costs to obtain or fulfill contracts

IFRS 15 Revenue from contracts with customers notes that incremental costs of obtaining a contract and certain costs to fulfil a contract must be recognized as an asset if certain criteria are met. Any capitalized costs must be amortized on a basis which is consistent with services rendered to the customer. The Group did not identify significant incremental costs (i.e. costs that the Group would not incur if the contract is not signed). Main costs to fulfil the contracts relate to sport rights and licenses, and software, which are capitalized as intangible assets and amortized over their useful life.

Significant payment terms

Stand ready services such as Betting Data, Betting Entertainment Tools, E-Sports and Sports Betting AV are billed in advance periodically (typically monthly or quarterly). Other services such as MBS, Virtual Gaming, Ads and Sports Media are billed in arrears. Payment terms are typically net 10 days.

Contract Assets and Liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. These timing differences, and barter deals with sports rights licensors, result in contract assets or contract liabilities. Refer to note 18 and note 25 for further details.

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

Information related to each reportable segment is set out below. Adjusted EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, non-routine litigation costs, management restructuring costs, remeasurement of previously held equity-accounted investee, professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, one-time charitable donation for Ukrainian relief activities, share of profit (loss) of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

	Year Ended December 31, 2020
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	234,991	105,892	34,407	375,290	29,634	404,924
Segment Adjusted EBITDA	118,676	26,759	(16,373)	129,062	(1,383)	127,679
Amortization of sport rights	(10,933)	(45,413)	(24,262)	(80,608)	—	(80,608)

	Year Ended December 31, 2021
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	309,357	140,162	71,700	521,219	39,983	561,202
Segment Adjusted EBITDA	176,987	39,246	(22,625)	193,608	(5,746)	187,862
Amortization of sport rights	(16,101)	(56,266)	(21,946)	(94,312)	—	(94,312)

	Year Ended December 31, 2022
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	389,092	160,522	127,442	677,056	53,132	730,188
Segment Adjusted EBITDA	182,439	46,494	(4,141)	224,792	(13,348)	211,444
Amortization of sport rights	(40,093)	(66,402)	(33,705)	(140,200)	—	(140,200)

Reconciliations of information on reportable segments to the amounts reported in the financial statements:

	Years Ended December 31,
in €‘000	2020	2021	2022
Segment Adjusted EBITDA	127,679	187,862	211,444
Unallocated corporate expenses(1)	(50,811)	(85,849)	(85,598)
Share based compensation	(2,327)	(15,431)	(28,637)
Foreign currency gains, net	13,806	5,437	26,690
Litigation and settlement costs	—	—	(19,045)
Management restructuring costs	—	—	(5,528)
Professional fees for SOX and ERP implementations	—	—	(4,298)
One time charitable donation for Ukrainian relief activities	—	—	(146)
Finance income	8,517	5,297	5,250
Finance costs	(16,658)	(32,540)	(41,447)
Impairment of intangibles assets	(26,184)	—	—
Depreciation and amortization	(106,229)	(129,375)	(184,813)
Amortization of sport rights	80,608	94,312	140,200
Remeasurement of previously held equity-accounted investee	—	—	7,698
Share in loss of equity-accounted investee(2)	—	—	(3,985)
Impairment of equity-accounted investee	(4,578)	—	—
Impairment (loss) income on other financial assets	(1,698)	(5,889)	5
Net income before tax	22,125	23,824	17,790
1)	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.
2)	Represents non-cash losses unrelated to our core businesses and which we do not consider indicative of our ongoing operations because the equity-accounted investee, SportTech AG, operates on a business-to-consumer model as opposed to our core businesses that operate on a business-to-business model.

Geographic information

The geographic information analyzes the Group’s revenue and non-current assets by the Group’s country of domicile and other countries. In presenting the geographic information, revenue has been based on the geographic location of customers and assets were based on the geographic location of the entity that holds the assets.

Revenue	Years Ended December 31,
in €‘000	2020	2021	2022
US	30,619	67,093	123,677
Malta	52,674	70,529	95,696
United Kingdom	58,387	68,688	78,472
Switzerland	5,013	7,397	10,822
Other countries*)	258,231	347,495	421,521
Total	404,924	561,202	730,188
*)	No individual country represented more than 10% of the total.

Non-current assets	December 31,
in €‘000	2021	2022
Switzerland	515,060	499,715
Germany	62,822	61,051
United States	235,935	240,635
Other countries*)	76,933	152,132
Total	890,750	953,533
*)	No individual country represented more than 10% of the total.

Non-current assets exclude deferred tax assets and other financial assets.

Major customer

The Group did not have any individual customer that accounted for more than 10% of revenue during the years ended December 31, 2020, 2021 and 2022.

6. Purchased services and licenses

	Years Ended December 31,
in €‘000	2020	2021	2022
Non-capitalized licenses and sports rights	46,804	48,324	42,259
Production costs	9,880	17,188	40,249
Data journalist and freelancer fees	15,728	16,225	23,650
Ads costs and operational fees	4,147	9,861	27,665
Variable service fees	4,016	6,829	10,058
Sales agents	1,786	3,924	2,987
Consultancy fees	1,316	9,930	19,426
Optima platform and consultancy fees	2,605	2,370	1,381
Cost of materials and goods	—	213	3,207
Other costs	3,025	4,562	5,115
Total	89,307	119,426	175,997

7. Other operating expenses

	Years Ended December 31,
in €‘000	2020	2021	2022
Legal and other consulting expenses	15,899	46,886	42,952
Telecommunication and IT expenses	8,023	12,523	4,652
Software-as-a Service and similar rights	5,101	9,482	13,664
Marketing expenses	3,469	5,341	7,798
Travel expenses	1,338	1,803	6,524
Insurance	351	4,961	12,225
Office expenses	3,020	3,028	3,772
Other costs	4,138	3,284	4,304
Total	41,339	87,308	95,891

8. Foreign currency gains (losses), net

	Years Ended December 31,
in €‘000	2020	2021	2022
Foreign currency gains	33,216	39,720	101,627
Foreign currency losses	(19,410)	(34,283)	(74,937)
Total	13,806	5,437	26,690

9. Finance income

	Years Ended December 31,
in €‘000	2020	2021	2022
Interest income	6,661	5,179	5,250
Other finance income	1,856	118	—
Total	8,517	5,297	5,250

10. Finance costs

	Years Ended December 31,
in €‘000	2020	2021	2022
Interest expense
Accrued interest on license fee payables	6,772	10,071	17,282
Interest on loans and borrowings	9,864	22,160	22,121
Other interest expense	22	93	634
Other finance costs
Other finance costs	—	216	1,410
Total	16,658	32,540	41,447

11. Income taxes

The following income taxes are recognized in profit or loss:

Income taxes	Years Ended December 31,
in €‘000	2020	2021	2022
Current tax expense:
Current year	2,746	12,564	11,540
Changes in estimates related to prior years	1,077	2,051	(187)
Deferred tax expense:
Origination and reversal of temporary differences	3,700	1,567	(9,354)
Tax write-down	—	—	5,300
Recognition of previously unrecognized deferred tax assets	(204)	(5,145)	—
Income tax expense reported in profit or loss	7,319	11,037	7,299

In 2021, changes in estimates related to prior years was €2,051, primarily relating to tax expenses in regard to prior years in Norway.

New income tax regulations for Switzerland in 2019:

As of May 19, 2019, Switzerland approved a change in the Swiss Tax Code, which grants the cantons more freedom in their tax governance. In general, tax rates are lowered, but in the case of Sportradar, privileges for entities which obtain the majority of their revenue abroad are also abolished. Consequently, the effective tax rate for Sportradar increased from 9% to 14.5% as of January 1, 2020. Consequently, Sportradar applied the 14.5% rate in measuring its deferred tax assets/liabilities as of December 31, 2019.

In addition, entities including Sportradar AG, which previously benefitted from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years (Tax-step up). Within Sportradar AG this tax-free step-up amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the group balance sheet. As of December 31, 2019, a deferred tax asset of €17.0 million was recognized based on the level of suitable taxable profits forecast over the next 10 years. In 2022 a write-down on the deferred tax asset in the amount of €5,300 was recognized, given the expectation on the usage of the expected tax benefits in Switzerland were reduced. As of December 31, 2022 the deferred tax asset amounts to € 10.3 million.

The reconciliation of the changes in the net deferred tax asset recognized in the consolidated statement of financial position, net:

in €‘000	2021	2022
Net deferred tax asset as of January 1,	16,564	1,430
Additions from business combinations	(17,725)	(3,140)
Recognized in other comprehensive income	202	(326)
Recognized in profit or loss	3,577	4,054
Foreign currency translation adjustment	(1,188)	(1,052)
Net deferred tax asset as of December 31,	1,430	966

The decreases during the years ended December 31, 2021 to December 31, 2022 in the net deferred tax assets is attributable to additions from business combinations of VAIX; NSoft and Ortec (2022) and Atrium, Fresh 8 and Interact (2021). Refer to note 3.

The deferred tax assets and liabilities relate to the following items:

	December 31,
	2021		2022
	Consolidated		Consolidated
	statement of	Consolidated	statement of	Consolidated
	financial	statement of	financial	statement of
in €‘000	position	profit or loss	position	profit or loss
Other assets and prepayments	4,644	(337)	9,986	5,343
Intangible assets	(19,114)	8,769	(24,720)	(2,755)
Trade and other payables	4,637	2,410	8,643	4,331
Tax loss carry-forward	2,887	(475)	4,612	3,068
Tax step-up (write-down)	15,600	(1,400)	10,300	(5,300)
Other assets non-current	(5,119)	(5,119)	(5,941)	(822)
Other	(2,105)	(271)	(1,914)	189
Deferred tax income		3,577		4,054
Net deferred tax asset	1,430		966
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	26,908		27,014
Deferred tax liabilities	(25,478)		(26,048)
Deferred tax assets, net	1,430		966

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Group AG at 14.5%, 14.5% and 14.4% for the years ended December 31, 2020, 2021 and 2022, respectively. The differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €‘000	2020	2021	2022
Net income before tax	22,125	23,824	17,790
Applicable tax rate	14.5%	14.5%	14.4%
Tax expense applying the Company tax rate	(3,208)	(3,454)	(2,562)
Effect of tax losses and tax offsets not recognized as deferred tax assets	744	(6,327)	1,134
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	204	5,145	—
Changes in estimates related to prior years	(1,077)	(2,051)	187
Effect of non-deductible expenses	(4,527)	(4,132)	(3,020)
Effect of non-taxable remeasurement of previously held equity-accounted investee	—	—	1,116
Effect of difference to the Group tax rate	935	555	854
Other effects	(389)	(773)	292
Tax write-down	—	—	(5,300)
Income tax expense	(7,319)	(11,037)	(7,299)
Effective tax rate	33.1%	46.3%	41.0%

Effect of tax losses and tax offsets not recognized as deferred tax assets during the year ended December 31, 2020 are mainly due to the usage of tax losses in the US, Switzerland and Austria, which were previously not recognized as deferred tax asset. For the year ended December 31, 2021, the effect of tax losses relates mainly to losses in the Luxembourg entity, Sportradar Holding AG and Atrium Sports Inc. not recognized as deferred tax assets. For the year ended December 31, 2022, the effect of tax losses primarily relates to gains in the Luxembourg entity and Sportradar Group AG in which unused tax losses are yet to be recognized. The effect of tax losses is partially offset by losses attributable to Atrium not recognized as deferred tax assets.

Effect on recognition of deferred tax assets, on previously unused tax losses and tax offsets during the years ended December 31, 2020 and 2021 are mainly due to the estimation that accumulated losses from Sportradar US are partly recoverable.

For the years ended December 31, 2021, the changes in estimates related to prior years mainly relate to prior year tax expenses expected from an ongoing tax litigation in Norway.

Effect of non-deductible expenses for the year ended December 31, 2020 mainly relates to the impairment of goodwill for the CGU Sports Media – US which is a non-deductible expense and in 2021 and 2022 were the share based compensation relating to the MPP share awards and awards granted to the sellers of Atrium and the participation certificates issued to a director of the Group, which are non-tax deductible. In 2022 the remeasurement of previously held equity-accounted investee is non-taxable.

No deferred tax asset has been recognized in respect of tax losses totaling €2,190,774 and €2,696,009 for the years ended December 31, 2021 and 2022, respectively. The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	December 31,
in €‘000	2021	2022
Unlimited	64,797	102,450
will expire within 5 years	17,169	18,508
will expire thereafter	2,133,690	2,575,052

The majority of the non-recognized tax loss-carry forwards relates to Sportradar Group AG, Sportradar Capital Sarl SPA, Atrium, and Sportradar Americas Inc, where part of the accumulated tax losses is not expected to be recoverable. The €2.1 billion tax losses not recognized as deferred tax assets in the year ended December 31, 2021 (revalued as €2.5 billion for the year ended December 31, 2022) relate to Sportradar Group AG and the partially written off investment in Sportradar Holding AG and Slam InvestCo S.à r.l. in statutory accounts as a result of a decline in the share price compared to the share price on the date of the IPO.

12. Earnings per share (EPS)

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period, net of weighted average number of treasury shares held during the period. The historical weighted average number of ordinary shares outstanding for the comparative periods were recalculated by using an exchange ratio.

The following table reflects the income data used in the basic and diluted EPS calculations:

	Years Ended December 31,
in €‘000	2020	2021	2022
Profit attributable to Class A shares owners	10,104	8,744	7,580
Profit attributable to Class B shares owners	5,141	3,825	3,311
Profit attributable to owners of the Company (basic and diluted)	15,245	12,569	10,891

Class A and Class B shareholders are entitled to dividends based on the nominal value of the ordinary shares. As the Class B shares have lower nominal value, the shares are entitled to 1/10 of the dividends attributable to Class A shares.

The following table reflects the share data used for the weighted-average number of Class B shares (basic and diluted):

	Years Ended December 31,
in thousands of shares	2020	2021	2022
Issued Class B shares at January 1	903,671	903,671	903,671
Weighted-average number of Class B shares at December 31 (basic and diluted)	903,671	903,671	903,671

The following table reflects the share data used for the weighted-average number of Class A shares (basic):

	Years Ended December 31,
in thousands of shares	2020	2021	2022
Issued Class A shares at January 1	177,627	177,627	206,572
Effect of Class A shares issued	—	7,890	222
Effect of share options exercised	—	19	—
Effect of treasury shares held	—	—	(246)
Effect of shares issued related to a business combination	—	1,133	—
Weighted-average number of Class A shares at December 31 (basic)	177,627	186,670	206,548

The following table reflects the share data used for the weighted-average number of Class A shares (diluted):

	Years Ended December 31,
in thousands of shares	2020	2021	2022
Weighted-average number of Class A shares at December 31 (basic)	177,627	186,670	206,548
Effect of RSU`s on issue	—	454	5,035
Effect of warrants	—	1,549	10,584
Weighted-average number of Class A shares at December 31 (diluted)	177,627	188,673	222,167

As of December 31, 2020, 1,185,658 restricted stock units (RSUs) were excluded from the diluted weighted-average number of ordinary shares calculation because they contain a condition that had not been met as of December 31, 2020.

13. Intangible assets and goodwill

						Internally-
Cost	Brand	Customer				developed
in €‘000	name	base	Licenses		Technology	software	Goodwill	Total
Balance as of January 1, 2021	7,058	44,759	546,411		16,878	36,263	96,096	747,465
Additions	—	—	324,234		1,032	11,794	—	337,060
Additions through business combinations	1,767	22,134	5		60,918	—	151,225	236,049
Disposals	—	—	(172,042)		(6)	—	—	(172,048)
Disposal due to reduction in service potential	—	—	(9,132)		—	—	—	(9,132)
Translation adjustments	168	1,380	869		4,623	69	11,672	18,781
Balance as of December 31, 2021	8,993	68,273	690,345		83,445	48,126	258,993	1,158,175
Additions	—	—	93,346		8,915	17,730	—	119,991
Additions through business combinations	3,901	6,721	61		17,469	—	49,316	77,468
Disposals	—	—	(42,186)		(5,800)	(1,291)	—	(49,277)
Disposal due to reduction in service potential	—	—	(646)		—	—	—	(646)
Translation adjustments	283	976	706		3,572	374	7,505	13,416
Balance as of December 31, 2022	13,177	75,970	741,626		107,601	64,939	315,814	1,319,127
Amortization and impairment in €‘000
Balance as of January 1, 2021	(6,009)	(23,168)	(336,136)		(12,610)	(13,484)	(9,989)	(401,396)
Amortization	(396)	(5,012)	(100,601)	1)	(6,048)	(6,991)	—	(119,048)
Disposals	—	—	172,042		6	188	—	172,236
Translation adjustments	(37)	(26)	(441)		(169)	30	(852)	(1,495)
Balance as of December 31, 2021	(6,442)	(28,206)	(265,136)		(18,821)	(20,257)	(10,841)	(349,703)
Amortization	(1,039)	(6,543)	(144,065)	1)	(13,402)	(7,782)	—	(172,831)
Disposals	—	—	42,186		5,800	1,290	—	49,276
Translation adjustments	(228)	(224)	(390)		(21)	(390)	(984)	(2,237)
Balance as of December 31, 2022	(7,709)	(34,973)	(367,405)		(26,444)	(27,139)	(11,825)	(475,495)
Carrying amount
As of December 31, 2021	2,551	40,067	425,209		64,624	27,869	248,152	808,472
As of December 31, 2022	5,468	40,997	374,221		81,157	37,800	303,989	843,632
1)	Includes €94,312 and €140,200 of sport rights amortization for the years ended December 31, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, brand names with a carrying amount of €944, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time. During the years ended December 31, 2021 and 2022 there was an increase of €1,767 and €3,901, respectively, due to additions from business combinations.

During the years ended December 31, 2020, 2021 and 2022, the Group capitalized internally-developed software costs of €6,093, €11,794 and €17,730, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income. The capitalization of internally-developed software consists of personnel expenses (2020: €5,736; 2021: €11,592; 2022: €15,560) and external costs included in the line item “Purchased services and licenses (excluding depreciation and amortization)” (2020: €357; 2021: €202; 2022: €2,170).

As of December 31, 2021 and 2022, additions to licenses in the amount of €262,003 and €78,557, respectively were unpaid and recognized as liabilities. Further, additions of €4,389 and €4,874 as of December 31, 2021 and 2022, respectively, relate to barter transactions. As of December 31, 2021 and 2022, additions of €27,965 and €0 relate to a recognized asset resulting from granted equity instruments and a warrant to a licensor. During the years ended December 31, 2020, 2021 and 2022, the Group settled €71,861 , €82,187 and €117,706, respectively, of prior years’ liabilities related to the acquisition of intangible assets. During the years ended December 31, 2020, 2021 and 2022, the cash outflows for acquisitions of intangible assets amounted to €91,956, €124,890 and €154,266, respectively.

During the years ended December 31, 2020, 2021 and 2022, research and development expenditure that is not eligible for capitalization amounted to €28,511, €36,687 and €50,914 respectively, and has been expensed under personnel expenses in the consolidated statements of profit or loss and other comprehensive income.

The three largest sport rights included within licenses have a net book value of €147,427, €55,512 and €39,927 and constitute 66% of the balance as of December 31, 2022. The remaining useful lives are eight years, three years and two years, respectively.

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

Allocation of the carrying amount of goodwill to the respective CGUs and the key assumptions used in estimation of the recoverable amount are as follows:

Goodwill per CGU	RoW	RoW	RoW	United
in €‘000	Betting	Betting AV	Other	States
Goodwill as of January 1, 2021	29,335	44,001	12,772	—
Acquisition	—	57,814	4,659	88,752
Foreign currency translation effect	117	4,481	72	6,148
Goodwill as of December 31, 2021	29,452	106,296	17,504	94,900
Acquisition	46,237	—	3,079	—
Foreign currency translation effect	(1,793)	3,875	(56)	4,495
Goodwill as of December 31, 2022	73,896	110,171	20,527	99,395

Key assumptions used
For 2021:
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted EBITDA margin [1]	39.8%	15.3%	22.1%	23.2%
Discount rate —WACC (before taxes)	10.1%	10.1%	12.0%	12.7%
For 2022:
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted EBITDA margin [1]	38.5%	14.6%	22.7%	26.7%
Discount rate —WACC (before taxes)	12.2%	12.1%	13.7%	15.1%
[1]

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

Impairment tests of goodwill are performed based on the financial budgets most recently prepared by the Group covering the two-year period to December 31, 2024. The budgets are based on historical experience and represent management’s best estimates about future developments. Budgeted EBITDA was estimated taking into account the average cash flow growth levels experienced over the past years and the estimated sales volume and price growth for the next two years. Sales volumes, sales prices and variable cost assumptions are derived from industry forecasts, forecasts for the regions in which the Group operates, internal management projections and past performance. Cash flow projections beyond the budget period are applied to the CGUs for the following one year with transition into perpetuity. They are based on internal management projections. For CGUs United States and RoW Other, cash flows after the budget period are extrapolated for a further eleven years using declining growth rates and a terminal growth rate thereafter. Both CGUs are in the investment phase and management expects they will be profitable in a longer run. Therefore, management enlarged the time horizon for the extrapolated periods beyond five years as presumed by IAS 36 Impairment of assets. The cash flows are initially discounted at a rate corresponding to the post-tax cost of capital. Pre-tax discount rates are then determined iteratively for disclosure purposes. The resulting value in use for each CGU is then compared to the carrying amount of the CGU. The key assumptions used by CGUs are shown in the table above.

Based on the above, no impairment of goodwill was identified as of December 31, 2021 or 2022, as the recoverable value of the CGUs exceeded the carrying value.

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

For each of the years presented in these financial statements, management assessed with careful consideration the recoverable amount of the CGUs. As of December 31, 2022 and 2021, no impairment of goodwill was identified for any of the CGUs, as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to possible changes in the key assumptions such as higher discount rates, lower than budgeted EBITDA margins and lower growth rates was performed as of December 31, 2022 and 2021, and management did not identify any probable scenarios where the CGUs recoverable amount would fall below their carrying amount.

Sensitivity analyses of reasonably possible changes in the underlying assumptions for the CGUs are as follows:

●	0% terminal value growth rate;
●	2% decrease in sustainable EBITDA margin
●	1% increase in discount rate

None of these downside sensitivity analyses in isolation indicated the need for an impairment, neither in 2022 nor 2021.

Other intangible assets

During 2020, an impairment test was performed for the NBA and NFL license rights due to the impact of the COVID-19 pandemic which led to an underperformance of the US media business. This resulted in an impairment of the NBA license in the amount of €13.2 million and of the NFL license in the amount of €2.6 million. The recoverable amount of the NBA license amounted to €63.4 million and of the NFL license to €7.3 million. WACC (before taxes) used in the value in use valuation for NBA and NFL was 9.2%. The NBA and NFL license rights impaired are part of the following segments: RoW Betting (€0.8 million), RoW Betting AV (€3.3 million) and United States (€11.7 million).

In 2021 and 2022, the Company assessed whether there is any indication that other intangible assets may be impaired, considering external and internal sources of information and concluded that no other indicators of impairment were identified.

14. Property and equipment

		Other
Property and equipment	Office	facilities and	Work in
Cost in €‘000	buildings	equipment	Progress	Total
Balance as of January 1, 2021	41,086	19,068	3	60,157
Additions	2,961	5,807	23	8,791
Additions through business combinations	433	3,356	—	3,789
Disposals	(2,325)	(398)	(8)	(2,731)
Translation adjustments	1,569	514	1	2,084
Balance as of December 31, 2021	43,724	28,347	19	72,090
Additions	2,671	8,030	436	11,137
Additions through business combinations	1,288	1,319	18	2,625
Transfers	—	—	(19)	(19)
Disposals	(307)	(78)	—	(385)
Translation adjustments	490	594	19	1,103
Balance as of December 31, 2022	47,866	38,212	473	86,551

Accumulated depreciation
in €‘000
Balance as of January 1, 2021	(12,725)	(13,449)	—	(26,174)
Depreciation	(6,266)	(4,061)	—	(10,327)
Disposals	964	192	—	1,156
Translation adjustments	(478)	(344)	—	(822)
Balance as of December 31, 2021	(18,505)	(17,662)	—	(36,167)
Depreciation	(6,672)	(5,310)	—	(11,982)
Disposals	307	78	—	385
Translation adjustments	372	(1,272)	—	(900)
Balance as of December 31, 2022	(24,498)	(24,166)	—	(48,664)

Carrying amount
As of December 31, 2021	25,219	10,685	19	35,923
As of December 31, 2022	23,368	14,046	473	37,887

15. Leases

The Group has entered into various lease agreements. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as right-of-use asset and a lease liability. The Group classifies its right-of-use assets in a consistent manner to its property and equipment.

Rights-of-use assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	December 31,
in €‘000	2021	2022
Right-of-use assets – Property and equipment
Buildings	22,905	20,409
Other facilities and equipment	132	259
Lease liabilities – Loans and borrowings
Current	6,013	7,302
Non-current	17,885	14,712

Office buildings

The Group leases property (office buildings). The leases are individually negotiated and include a variety of different terms and conditions in different countries but run for a period of one to 18 years, with (in case of office buildings) an option to renew the lease after that date. Generally, the lease contracts have fixed payments. Leases are either non-cancellable or may be cancelled by incurring a substantive termination fee. For some leases, the Group is restricted from entering into any sub-lease arrangements. Further, the Group is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Office equipment

The Group leases office equipment with contract terms of one to three years. These leases are short-term and/or leases of low-value items. The Group has elected not to recognize right-of-use assets and lease liabilities for these leases.

Information about leases for which the Group is a lessee is presented below.

15.1 Right-of-use assets

Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €‘000	2021	2022
Balance as of January 1,	25,513	22,905
Depreciation charge for the year	(5,539)	(5,913)
Additions / business combinations	3,275	3,113
Derecognition due to lease termination	(1,301)	(19)
Foreign currency effects	957	323
Balance as of December 31,	22,905	20,409

15.2 Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €‘000	2021	2022
Balance as of January 1,	27,578	23,898
Additions to lease liabilities	2,835	2,609
Accretion of interest	324	661
Interest paid	(324)	(661)
Payments	(7,118)	(5,958)
Additions from business combinations	433	867
Rent concessions	(59)	(38)
Derecognition due to lease termination	(1,400)	(16)
Foreign currency effects	1,629	652
Balance as of December 31,	23,898	22,014
Current	6,013	7,302
Non-current	17,885	14,712

The maturity analysis of lease liabilities is disclosed in note 26.

15.3 Amounts recognized in profit or loss

	Years Ended December 31,
in €‘000	2020	2021	2022
Interest on lease liabilities	765	324	661
Depreciation	5,342	5,569	5,913
Income from sub-leasing right-of-use assets	(21)	(33)	—
Expenses relating to short-term leases *)	360	547	682
Expenses relating to low-value assets *)	19	8	—
Rent concessions	(408)	(59)	(38)
Total amount recognized in profit or loss	6,057	6,356	7,218
*)

The Group has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

15.4 Amounts recognized in the statements of cash flows

Total cash outflow for leases for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Years Ended December 31,
in €‘000	2020	2021	2022
Operating activities - cash outflow for leases
-Short-term and low-value lease payments	379	555	682
-Interest paid on lease liabilities	765	324	661
Financing activities – Principal payment on lease liabilities	3,817	7,118	5,958
Total cash outflow for leases	4,961	7,997	7,301

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

16. Equity-accounted investees

16.1 NSoft Group

Prior to April 28 2022, the Group held 40% of the shares of NSoft (consisting of NSoft, STARK Solutions d.o.o. and N-Soft Solutions d.o.o.). On April 29, 2022, the Group acquired an additional 30% in NSoft, increasing its ownership to 70%. Following this transaction, the members of NSoft became consolidated subsidiaries of the Group (refer to Note 3). The Group recognized a share of loss in of €97 in its consolidated statement of profit and loss from comprehensive income as part of Share of loss of equity-accounted investees.

16.2 Bayes Esports

In the fourth quarter of 2018, Bayes Esports Solutions GmbH (“Bayes Esports”), Berlin, Germany, was founded by Dojo Madness GmbH (“Dojo Madness”), Berlin, and Sportradar. Started in 2019, Bayes Esports focuses on the development, marketing, operation and provision of e-sports data services and products covering professional sports leagues to business customers. This investment is classified as an associate and as of December 31, 2019, the Group holds a 45% equity ownership with voting rights.

In 2020, the Group’s equity interest in Bayes Esports was diluted by 2.4%, as a result of an additional equity contribution of €1,250 by Dojo Madness. As of December 31, 2020, the Group held a 42.6% equity ownership in Bayes Esports. No changes in ownership occurred during 2021 or 2022.

Since 2021, the Group ceased to recognize its share of investee’s losses once it has reduced its investment to zero.

16.3 SportTech AG

In December 2021, SportTech AG (“SportTech), a Swiss holding company, was founded by Ringier AG (“Ringier”), Sports Digital Ventures Ltd and Sportradar. The objective and purpose of SportTech is to bring together the sports data and digital sports content expertise of Sportradar and the media platforms of Ringier to bring sports closer to fans in emerging markets in Africa. To achieve this objective, Ringier, Sportradar and two minority shareholders completed a transaction on August 4, 2022 pursuant to which (i) Ringier contributed by way of a separate contribution agreement all shares in Pulse Africa Holding AG (“Pulse”), (ii) Sportradar contributed by way of separate contribution agreements all shares in BetTech based on an enterprise value of €10.0 million, as well as certain cash payments totalling €27.9 million, and (iii) the minority shareholders contributed cash into SportTech. In order for Sportradar to contribute BetTech to SportTech, immediately prior to the contribution, Sportradar entered into an agreement to acquire 100% of shares in BetTech from Carsten Koerl, the Company’s Chief Executive Officer, and minority shareholders (refer to note 3). Sportradar’s acquisition of BetTech is an acquisition under common control and related party transaction (refer to note 28). The Group’s acquisition of BetTech and subsequent contribution to SportTech, and Ringier’s contribution of Pulse to SportTech were simultaneously closed on August 4, 2022. The Group recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022.

The Group’s investment in SportTech is classified as an investment in associate. As of December 31, 2022, the Group holds a 49% equity ownership with voting rights in SportTech. Ringier and the minority shareholders hold the remaining 51% ownership of SportTech.

The following table summarizes the financial information of SportTech as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group’s interest in SportTech. The information in the table represents the period from August 4, 2022 to December 31, 2022, because August 4, 2022 is the date which Sportradar and Ringer completed their respective contributions to SportTech (refer to above).

	August 4,	December 31,
in €‘000	2022	2022
Current assets, including cash and cash equivalents	17,247	13,314
Non-current assets	1,925	1,970
Brand name	12,649	11,945
Technology	8,591	7,760
Goodwill	41,323	40,379
Liabilities	(1,363)	(3,351)
Deferred tax liabilities	(3,080)	(2,858)
Net assets (100%)	77,292	69,159
Group’s share net assets (49%)	37,873	33,888
Carrying amount of interest in associate	37,873	33,888
Revenue (100%)		1,514
Loss from operations (100%)		(8,133)
Group’s share of loss from operations (49%)		(3,985)

16.4 Impairment

The Group reviews the carrying amount of its investments in equity-accounted investees for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As a result of the COVID-19 pandemic, during 2020 the Group’s former associate (see note 16.1), NSoft, suffered a significant decrease in revenues. The Group performed an impairment test by comparing the carrying value of its investment in NSoft to its recoverable amount, which was its value in use. The estimate of value in use was determined using a pre-tax discount rate of 14.5% and a terminal value growth rate of 1.0%. As of December 31, 2020, the recoverable amount of €8,287 was below its carrying amount of €12,865, and thus the Group recorded an impairment loss of €4,578. This is shown as impairment loss on equity-accounted investees in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020.

For the year ended December 31, 2021, no changes in NSoft ownership occurred and no impairment triggers were identified given the positive development in the business. The Group did not identify any impairment reversal as of that day. Up to the date of acquisition of additional interest in NSoft, (see note 3) no impairment triggers were identified. As of December 31, 2022, NSoft is no longer accounted for under the equity-method of accounting (see note 16.1).

For the year ended December 31, 2022, no impairment triggers were identified for SportTech AG.

17. Other financial assets and other non-current assets

	December 31,
in €‘000	2021	2022
Loans receivable (net of expected credit loss)	1,201	1,473
Deposits	1,855	1,650
Equity investment	2,605	2,820
Other financial assets	365	3,198
Prepayment non-current	35,305	35,304
Total	41,331	44,445

The following table displays the composition and movements of loans receivable.

Composition and movements of loan receivables
	Loans
in €‘000	non-current	Loans current	Total
Balance as of January 1, 2021	4,463	684	5,147
Collection of loans receivable	—	(265)	(265)
Issuance of loans receivable	2,122	148	2,270
Interest	251	24	275
Impairment	(5,889)	—	(5,889)
Others	254	(24)	230
Balance as of December 31, 2021	1,201	567	1,768
Collection of loans receivable	—	(208)	(208)
Interest	272	18	290
Income	—	5	5
Others	—	(23)	(23)
Balance as of December 31, 2022	1,473	359	1,832

Category Others represents the reclassification between current and non-current part as well as foreign currency gains or losses.

The movements specifically in the provision for Expected Credit Losses (“ECLs”) for loans receivable are as follows:

Provision for expected Credit Losses
in €‘000	2021	2022
Balance as of January 1,	(8,456)	(14,345)
Impairment	(5,889)	—
Balance as of December 31,	(14,345)	(14,345)

On August 9, 2021, the Group acquired 14.4% stake in Gameradar (Hainan) Technology Co., Ltd.(“Gameradar”). The Group classified the investment as an equity investment, rather than investment in associate because the Group did not have the power to participate in financial and operating policy decisions of Gameradar. The Group designated the investment at FVOCI because it represents investment that the Group intends to hold long term for strategic purposes.

The Group’s investment in Gameradar totaled a fair value of €2,820 as at December 31, 2022 (2021: €2,605). The fair value of this investment was categorized as Level 3 as of December 31, 2021 and December 31, 2022 (see note 26). This was because the shares were not listed on an exchange and there were no recent observable arm’s length transactions in the shares.

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

18. Trade receivables and contract assets

Trade receivables	December 31,
in €‘000	2021	2022
Trade receivables	36,347	68,931
Trade receivable from associates	1,786	—
Allowance for expected credit losses	(4,190)	(5,519)
Total	33,943	63,412

Contract assets	December 31,
in €‘000	2021	2022
Contract assets	40,800	50,583
Allowance for expected credit losses	(183)	(101)
Total	40,617	50,482

The increase in the contract assets is related to the larger amount of services rendered to customers.

The movement in the allowance for ECL in respect of trade receivables and contract assets during the year are as follows:

in €‘000	2021	2022
Balance as of January 1,	(4,597)	(4,373)
Provision for expected credit losses	(288)	(1,456)
Net amounts recovered	512	209
Balance as of December 31,	(4,373)	(5,620)

19. Other assets and prepayments

Other assets and prepayments are comprised of the following items:

Other assets and prepayments	December 31,
in €‘000	2021	2022
Prepaid expenses	20,111	28,899
Other financial assets	4,684	3,842
Taxes and fees	1,580	3,561
Other	4,786	6,611
Total	31,161	42,913

20. Capital and reserves

		Class B
Capital and reserves	Class A ordinary	ordinary		Participation
in number of shares	shares	shares	Shares	certificates
Equity instruments as of January 1, 2021 and as of December 31, 2020	—	—	344,611	155,389
Issued during the year before the IPO	—	—	—	3,320
Reorganization transactions	180,314,159	903,670,701	(344,611)	(158,709)
Issued during the year during and subsequent to the IPO	26,257,358	—	—	—
Equity instruments as of December 31, 2021	206,571,517	903,670,701	—	—
Issued during the year for vesting of shares	277,127	—	—	—
Equity instruments as of December 31, 2022	206,848,644	903,670,701	—	—

20.1 Ordinary shares

As of December 31, 2020, the Company’s share capital amounted to €302, consisting of 344,611 registered shares with a par value of CHF 1 per share. As of December 31, 2021, the ordinary share capital amounted to €27,297, consisting of 206,571,517 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01). Ordinary share capital is fully paid in. The holders of Class A and Class B shares are entitled to a single vote per share at shareholder meetings. Refer to note 1 for details on the Reorganization Transactions in 2021. As of December 31, 2022, the ordinary share capital amounted to €27,323, consisting of 206,848,644 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01).

The share capital before the Reorganization Transactions in 2021 entitled the holders of ordinary shares to a single vote per share at shareholder meetings. However, there was a shareholder agreement in place which did not grant control to any of the shareholders.

20.2 Additional paid-in capital

Additional paid-in capital includes the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates as well as impacts of other transactions with shareholders, non-controlling interests and equity-settled share-based payments.

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

The Reorganization Transactions in 2021 led to a decline of equity of €100,088, which is mainly because of the unpaid capital contribution of Slam InvestCo S.à.r.l. to Sportradar Holding AG being now consolidated.

The transaction costs in 2021 related to the issuance of new shares of €36,399 are recognized in additional paid-in capital, whereas €26,389 relate to the underwriter discount, which were already deducted from the proceeds for the issuance of new shares.

In 2022, the Group recorded a €3 million gain upon contribution of BetTech to SportTech as part of additional paid-in capital (refer to note 3 and note 28).

In 2022, the Group purchased a non-controlling interest in the subsidiary Sportradar US, LLC, a Delaware limited liability company, for €28.2 million ($32.0 million) in cash. Following this transaction, Sportradar US, LLC is a wholly-owned subsidiary of the Group.

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

The participation certificates have been converted to ordinary shares pursuant to the Reorganization Transactions in 2021. There were no participation certificates outstanding as of December 31, 2021 or 2022.

20.4 Treasury shares

From time to time, the Group purchases its own shares and the shares are intended to be used for issuing shares under the Sportradar Group AG Omnibus Stock Plan (refer to note 31). Upon the vesting of RSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury. The treasury shares at December 31, 2022 comprise the cost of the Company’s shares held by the Group.

At December 31, 2022, the Group held €2,705 in treasury shares (2021: nil).

Movement in treasury shares	Shares	Cost €1,000
Treasury shares as of December 31, 2021,	—	—
Purchased during the year	1,566,793	3,837
Surrendered during the year	(1,280,829)	(1,132)
Treasury shares as of December 31, 2022	285,964	2,705

20.5 Capital management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Group comprises the management of cash and shareholders’ equity and debt. The primary objective of the Group’s capital management is to ensure the availability of funds within the Group and meet the financial covenants, see note 21. The majority of Sportradar’s operations are financed by the Group’s operating cash flows. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. The Group does not intend to pay any cash dividends, return capital to shareholders or issue new shares at this time. The Board of Directors will determine whether to pay dividends in the future based on conditions existing at that time, including our earnings, financial condition and capital requirements, as well as economic and other conditions as the board may deem relevant.

Loans and borrowings, excluding leases, represents 25% of total liabilities and equity as of December 31, 2021. Loans and borrowings, excluding leases was €831 as of December 31, 2022.

On July 14, 2022 and December 14, 2022, we prepaid €200.0 million and €220.0 million, respectively, under the Credit Agreement. On September 16, 2022, we established a €110.0 million additional revolving facility, with commitments to €220.0 million as of December 31, 2022. Refer to note 21 for further details.

21. Loans and borrowings

Loans and borrowings	December 31,
in €‘000	2021	2022
Current portion of loans and borrowings
Bank loans	73	59
Lease liabilities (Note 15)	6,013	7,302
	6,086	7,361
Non - Current portion of loans and borrowings
Bank loans	411,379	772
Lease liabilities (Note 15)	17,885	14,712
	429,264	15,484
Total	435,350	22,845

Senior Facilities Agreement:

On September 24, 2018, we entered into a credit facility with UBS Switzerland AG and ING Bank (the “Prior Credit Facility”) that provided for term loan facilities. In November 2020, we replaced the Prior Credit Facility by entering into a Credit Agreement (as amended and restated on 16 September 2022 and as further amended and/or restated from time to time) with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan SE (formerly, J.P. Morgan AG) (as Agent) and Kroll Trustee Services Limited (formerly, Lucid Trustee Services Limited) (as Security Agent) (as amended from time to time, the “Credit Agreement”) that provided a €420.0 million senior secured term loan facility (the “Term Loan Facility” or “Facility B”) and a €110.0 million multicurrency senior secured revolving credit facility (the “Original RCF”).

On July 14, 2022 and December 14, 2022, we prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments, thereby reducing the outstanding Facility B commitments to zero. As part of the prepayments, unamortized debt issuance costs totaling €6.8 million were recognized as finance costs in the statement of profit or loss and other comprehensive income during the year ended December 31, 2022.

On September 16, 2022, we established a €110.0 million additional revolving facility by way of a fungible increase to the Original RCF (the “Additional RCF”, and together with the Original RCF, the “RCF”), thereby increasing the total RCF commitments to €220.0 million. Only the RCF remains outstanding under the Credit Agreement.

Our wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

Prior to the payoff of the Facility B, borrowings bore interest at the maximum annual rate equal to EURIBOR plus 4.25% plus were subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	Facility B Margin (% per annum)
Greater than 4.50:1.00	4.25
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	4.00
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.75
Equal to or less than 3.50:1.00	3.50

Borrowings under the RCF bear interest at a maximum annual rate of EURIBOR (or, as the case may be, Term SOFR or SONIA) plus 3.75% per annum and are subject to a margin ratchet as set out below:

Senior Secured Net Leverage Ratio	RCF Margin (% per annum)
Greater than 4.50:1.00	3.75
Greater than 4.00:1.00 but equal to or less than 4.50:1.00	3.50
Greater than 3.50:1.00 but equal to or less than 4.00:1.00	3.25
Greater than 3.00:1.00 but equal to or less than 3.50:1.00	3.00
Equal to or less than 3.00:1.00	2.75

For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the applicable senior secured net leverage ratio.

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

Pursuant to the Credit Agreement, the Group is also subject to certain covenants. These covenants include limitation on the Group’s ability to incur additional indebtedness, pay dividends and distribution and repurchase of capital stock. The agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the Group to ensure that the Senior Secured Net Leverage Ratio will not exceed 6.50:1.

The Credit Agreement also provides that at the end of each financial year, the Group is required to make prepayments of a percentage of Excess Cash Flow, depending on the Senior Secured Net Leverage Ratio, in the amounts set out below:

Excess Cash Flow prepayment
Senior Secured Net Leverage Ratio	percentage
Greater than 5.00:1	50%
Equal to or less than 5.00:1 but greater than 4.50:1	25%
Equal to or less than 4.50:1	0%

Excess Cash Flow represents the total net cash flow for the year.

The Group was in compliance with all covenants of the Credit Agreement as of December 31, 2021 and 2022.

The movements in bank loans and bank overdrafts are as follows:

Financial debt movements and change in bank overdrafts	Loans	Loans
in €‘000	non-current	current	Overdrafts	Total
Balance as of January 1, 2021	410,654	352	95	411,101
Addition from business combination	1,475	—	—	1,475
Payment of loans and borrowings	(2,024)	(352)	(22)	(2,398)
Amortization of borrowing costs	1,232	—	—	1,232
Foreign currency rate adjustment	42	—	—	42
Balance as of December 31, 2021	411,379	—	73	411,452
Addition from business combination	219	6	—	225
Transaction costs related to borrowing costs	(1,100)	—	—	(1,100)
Payment of loans and borrowings	(420,682)	(3)	(23)	(420,708)
Amortization of borrowing costs	8,057	—	—	8,057
Reclassification of borrowing costs	2,846	—	—	2,846
Foreign currency rate adjustment	53	—	6	59
Balance as of December 31, 2022	772	3	56	831

22. Employee benefits

The defined contribution plans are related to various subsidiaries. The contributions are recognized as expenses in employee cost and amount to €1,729, €3,503 and €3,542 during the years ended December 31, 2020, 2021 and 2022, respectively. No further obligation exists besides the contributions paid.

The Group has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.

The amounts recognized in the financial statements for the defined benefit pension plans as of December 31, 2021 and 2022 are as follows:

Employee defined benefit liabilities	December 31,
in €‘000	2021	2022
Defined benefit obligation	11,456	10,412
Fair value of plan assets	(9,365)	(10,215)
Net defined benefit liability	2,091	197

The net defined benefit liability is included in other non-current liabilities in the consolidated statements of financial position.

The movements in the defined benefit obligation and the plan assets are as follows:

Movement in the defined benefit obligations
in €‘000	2021	2022
Defined benefit obligation as of January 1,	11,860	11,456
Interest expense on defined benefit obligation	17	44
Current service cost	799	726
Contributions by plan participants	287	369
Benefits (paid) / deposited	(483)	56
Past service cost	(782)	—
Administration cost (excl. cost for managing plan assets)	5	6
Actuarial gain on defined benefit obligation	(604)	(2,855)
Exchange rate loss	357	610
Defined benefit obligation as of December 31,	11,456	10,412

The defined benefit obligations relate to four plans: Switzerland (2021: €10.7 million; 2022: €9.7million), Austria (2021: €0.5 million; 2022: €0.4 million), Slovenia (2021: €0.1 million; 2022: €0.2 million ) and Philippines (2021: €0.2 million; 2022: €0.1 million).

Fair value of plan assets
in €‘000	2021	2022
Fair value of plan assets as of January 1,	8,072	9,365
Interest income on plan assets	11	31
Contributions by the employer	360	452
Contributions by plan participants	287	369
Benefits paid	(483)	(53)
Others	—	204
Return on plan assets excl. interest income	796	(596)
EUR/ CHF exchange rate gain	322	522
Adjustment to asset ceiling	—	(79)
Fair value of plan assets as of December 31,	9,365	10,215

23. Trade payables

The following table represents trade payables:

Trade payables	December 31,
in €‘000	2021	2022
License fee payables for capitalized sports data rights – non-current	316,576	264,529
Other trade payables – non-current	3,852	5,388
Trade payables non-current	320,428	269,917
License fee payables for capitalized sports data rights – current	124,789	148,638
Other trade payables and accrued expenses – current	25,223	56,356
Trade payables current	150,012	204,994
Total	470,440	474,911

License agreements which qualify as intangible assets are initially measured at cost. These costs are determined based on the present value of the license payments scheduled over the applicable binding period. As of December 31, 2021 and 2022, the carrying amount of license payments was €441,365 and €407,635, respectively.

24. Other liabilities

Other liabilities - current:	December 31,
in €‘000	2021	2022
Other financial liabilities:
Deferred and contingent consideration	11,829	14,539
Other liabilities	6,319	2,992
Other non-financial liabilities:
Payroll liabilities	24,550	31,742
Taxes and fees	8,171	5,094
Provisions	3,031	5,323
Deposit liability	5,964	3,532
Management restructuring	—	1,956
Due to related parties	128	90
Total other liabilities - current	59,992	65,268

Other non-current liabilities:	December 31,
in €‘000	2021	2022
Other financial liabilities:
Deferred and contingent consideration	4,321	9,220
Other non-financial liabilities:
Employee benefit liabilities	2,091	197
Other	669	1,278
Total other non-current liabilities	7,081	10,695

Provisions
in €‘000	Legal	Other	Total
Balance as of January 1, 2021	196	1,751	1,947
Additions	1,340	72	1,412
Used	(149)	(56)	(205)
Released	(93)	(30)	(123)
Balance as of December 31, 2021	1,294	1,737	3,031
Additions	19,909	480	20,389
Used	(12,500)	(581)	(13,081)
Released	(3,416)	(1,600)	(5,016)
Balance as of December 31, 2022	5,287	36	5,323

The Group recognizes provisions for potential liabilities if they have been advised by its legal counsel that it is probable the legal case against the Group will be successful. In some instances, the ultimate outcome of these cases may have a material impact on the Group’s financial position and earnings.

In October 2022, the Group completed a settlement agreement with Genius Sports and Football DataCo (FDC) in which Genius Sports maintains the exclusive right to provide Official FDC betting data rights through 2024 and the Group purchased a sublicense from Genius Sports for a delayed feed to be marketed as the Official FDC Secondary Feed through 2024. Litigation costs, together with the settlement payment to Genius Sports and FDC, which aggregate €19.0 million, are recognized within other operating expenses in the statement of profit and other comprehensive income for the year ended December 31, 2022.

Refer to note 30 for details on the litigation contingencies.

25. Contract liabilities

As of December 31, 2021 and 2022, current contract liabilities of €22,956 and €23,172 and non-current contract liabilities (included in non-current other trade payables) of €3,853 and €5,252, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next eight years.

The full amount of contract liabilities as of December 31, 2020 and 2021 relating to customer prepayments of €11,403 and €21,213, respectively, has been recognized as revenue in 2021 and 2022, respectively. An amount of €3,585 and €3,223 of contract liabilities as of December 31, 2020 and 2021, respectively, relating to barter deals has been recognized as revenue in 2021 and 2022, respectively.

As of December 31, 2022, contract liabilities of €8,391, arising from barter deals with sports rights licensors will be recognized as revenue as follows:

in €‘000	2022
2023	3,114
2024	2,716
2025	912
2026	518
2027 - 2031	1,131
Total	8,391

As of December 31, 2021, contract liabilities of €5,596 arising from barter deals with sports rights licensors will be recognized as revenue as follows:

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

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as of December 31, 2021 and 2022 is €979.3 million and €943.9 million, respectively. This amount mostly comprises obligations to provide support or deliver data over a period of time, as the respective contracts typically have durations of one or multiple years. €541.7 million and €622.4 million of these amounts are expected to be recognized as revenue over the next 12 months during 2022 and 2023, respectively. The majority of the remaining amount is expected to be recognized until 2024 and 2025, respectively. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted mainly by currency fluctuations.

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

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e. derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

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

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. They do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. The tables present the amounts as of December 31, 2021 and 2022.

	Carrying amounts			Fair values
Financial instruments as of		FVOCI –
December 31, 2021	Mandatorily	equity	At amortized
in €‘000	at FVTPL	investments	cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Equity investment		2,605				2,605
Financial assets not measured at fair value
Cash and cash equivalents			742,773
Trade and other receivables			37,773
Deposits			2,142
Advances and loans receivable			1,767			1,770
Total		2,605	784,455			4,375
Financial liabilities measured at fair value
Contingent consideration	8,436					8,436
Financial liabilities not measured at fair value
Bank overdrafts			73
Loans and borrowings (excluding lease liabilities)			411,379
Deferred consideration			7,714
Trade and other payables			511,719		518,145
thereof for capitalized licenses			441,366		447,792
Total	8,436		930,885		518,145	8,436

	Carrying amounts			Fair values
Financial instruments as of		FVOCI –
December 31, 2022	Mandatorily	equity	At amortized
in €‘000	at FVTPL	investments	cost	Level 1	Level 2	Level 3
Financial assets measured at fair value
Equity investment		2,820				2,820
Financial assets not measured at fair value
Cash and cash equivalents			243,757
Trade and other receivables			67,136
Deposits			2,315
Advances and loans receivable			1,831			1,839
Total		2,820	315,039			4,659
Financial liabilities measured at fair value
Contingent consideration	23,201					23,201
Financial liabilities not measured at fair value
Bank overdrafts			56
Loans and borrowings (excluding lease liabilities)			775
Deferred consideration			558
Trade and other payables			520,317		509,016
thereof for capitalized licenses			413,168		401,867
Total	23,201		521,706		509,016	23,201

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2021 and 2022.

Net gains and losses from financial assets and liabilities measured at amortized cost are included in note 8. Net gains from foreign exchange measurement on financial assets and liabilities measured at amortized cost were €17,937, €1,664 and €17,557 for the years ended December 31, 2020, 2021 and 2022, respectively.

Level 3 recurring fair values

Following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Equity	Loans	Contingent
in €‘000	investment	receivable	consideration
Balance as of January 1, 2021	—	2,665	—
Assumed in a business combination	—	—	8,246
Acquisition	2,605	—	—
Net change in fair value – unrealized (included in Finance cost / income and Impairment loss other financial assets)	—	(2,665)	190
Balance as of December 31, 2021	2,605	—	8,436

	Equity	Loans	Contingent
in €‘000	investment	receivable	consideration
Balance as of January 1, 2022	2,605	—	8,436
Assumed in a business combination	—	—	18,800
Payments	—	—	(5,585)
Net change in fair value – unrealized (included in OCI)	215	—	—
Net change in fair value – unrealized (included in Finance cost / income)	—	—	1,550
Balance as of December 31, 2022	2,820	—	23,201

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

26.3 Market risk

Market risks expose the Group primarily to the financial risks of changes in both foreign currency exchange rates and interest rates.The Group did not utilize derivative financial instruments to hedge risk exposures arising from its obligations in US Dollars in 2020, 2021 or 2022. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

Financial risk management is carried out by Group Treasury and the CFO under policies preapproved by the Board of Directors. They identify, evaluate and hedge financial risks in close co-operation with the Group’s operating units; and especially cover foreign exchange risk, interest rate risk, credit risk, use or non-use of derivative financial instruments and non-derivative financial instruments; and investment of excess liquidity.

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

The following tables show undiscounted contractual cash flows for financial liabilities:

As of December 31, 2021

		Due within	Due after
	Due within	two to five	five
in €‘000	One year	years	years	Total
Trade payables	150,538	263,397	106,490	520,425
Deferred & contingent consideration cash flows	11,829	4,321	—	16,150
Bank debt - contractual cash flows1)	14,978	59,658	433,230	507,866
Lease liabilities cash flows	6,085	16,623	3,274	25,982
Other financial liabilities	5,982	—	—	5,982
Balance as of December 31, 2021	189,412	434,999	542,994	1,076,405

As of December 31, 2022

		Due within	Due after
	Due within	two to five	five
in €‘000	One year	years	years	Total
Trade payables	206,026	220,008	84,278	510,312
Deferred & contingent consideration cash flows	14,539	9,220	—	23,759
Bank debt - contractual cash flows2)	1,840	6,211	—	8,051
Lease liabilities cash flows	6,083	13,646	3,146	22,875
Other financial liabilities	2,992	—	—	2,992
Balance as of December 31, 2022	231,480	249,085	87,424	567,989
1)	The contractual cash flows include future interest payments calculated assuming EURIBOR of 0% plus a margin.
2)	For the €220.0 million unutilized RCF, the foreseeable interest expense will be €1.84 million per annum, based on the assumption the RCF remains undrawn and the Group Leverage Ratio remains equal to or less than 3.00:1.00. Refer to note 21.

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

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, refer to note 26.1. At the reporting date, there are no arrangements which will reduce our maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in note 17 “Other financial assets and other non-current assets” and note 18 “Trade receivables and contract assets”.

As the Group’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Group experiences an increasing but still low concentration of credit risk arising from trade receivables. The Group had for the years ended December 31, 2020, 2021 and 2022 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Group continuously tracks the financial information of the counterparties of loans granted.

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2021 and 2022:

Loans receivable: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Grades 1 - 6: Low risk (BBB- to AAA)	567	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,288	63.50%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2021	16,113		(14,345)
Grades 1 - 6: Low risk (BBB- to AAA)	359	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,559	58.5%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2022	16,176		(14,345)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts are suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2021 and 2022:

Trade receivables from individual customers: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Current (not past due)	7,390	0.48%	(36)	no
1 to 60 days past due	19,525	1.58%	(308)	no
61 to 90 days past due	2,321	6.80%	(158)	no
More than 90 days past due	7,111	51.88%	(3,689)	yes
Total as of December 31, 2021	36,347		(4,190)

Current (not past due)	27,752	0.41%	(113)	no
1 to 60 days past due	26,326	1.27%	(334)	no
61 to 90 days past due	3,036	3.82%	(116)	no
More than 90 days past due	11,817	41.94%	(4,956)	yes
Total as of December 31, 2022	68,931		(5,519)

From 2021 to 2022, the expectation is that economic conditions of the Group’s customers did not significantly change.

As of December 31, 2021 and 2022, contract assets at the gross carrying amount of €40,800 and €50,584, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €183 and €101, respectively, deducted from the contract assets.

26.6 Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Group invoices more than 76% of its business in its functional currency. However, license rights are often purchased in foreign currencies and this exposes the Group to a significant risk from changes in foreign exchange rates; in particular, against the US Dollar following the purchase of sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

In the normal course of business, the Group may enter into financial instruments (derivatives) to manage its normal business exposures in relation to foreign currency exchange rates. The foreign exchange forward contracts are not designated as cash flow hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months. During the years presented herein these financial statements, the Group did not have any derivative contracts.

The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Group Treasury. The main transaction risks are represented by the US Dollar and Great Britain Pound, while other currencies pose minor sources of risk. As of December 31, 2021 and 2022, the Group’s net liability (asset) exposure in US Dollars was €(438,341) and €35,091, respectively. As of December 31, 2021 and 2022, the Group’s net liability (asset) exposure in Great Britain Pound was €613 and €(49,254), respectively.

The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2021 and 2022, on profit or loss:

Effect of a quantitative change of foreign currency exchange rates of the EURO against the exposed currencies

	December 31,
in €‘000	2021	2022
€ exchange rate +10%	43,486	1,934
€ exchange rate +5%	21,743	967
€ exchange rate -5%	(21,743)	(967)
€ exchange rate -10%	(43,486)	(1,934)

26.7 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group does not actively manage its interest rate exposure.

The Group is mainly exposed to cash flow interest rate risk in conjunction with its borrowings. The interest rate is based on market interest rate plus a margin which is based on the leverage ratio as defined in the Credit Facility and the Credit Agreement.

For the €220.0 million unutilized RCF, the foreseeable annual financing cost will be €1.84 million, based on the assumption the RCF remains undrawn and the Group Leverage Ratio remains equal to or less than 3.00:1.00.

Loans granted to customers (refer to note 17) bore fixed interest. They do not expose the Group to any interest rate risk.

27. Commitments

During 2022, the Group entered into various contracts including one non-cancelable contractual commitment for six contractual years primarily related to network infrastructure and our data center operations. These commitments have a minimum guarantee per contractual year and payments will be made in Euro. Additionally, as of December 31, 2022, Sportradar continues to have commitments relating to license payments for non-capitalized or not yet capitalized (i.e., license period has not started yet and advance payments have been already deducted) sports data or media rights licenses. License commitment payments will be made in US Dollars. The following table shows commitments by the Group as of December 31, 2022:

Commitments:
in €’000	2021	2022
less than one year	13,400	48,678
between more than one and less than two years	26,757	92,955
between more than two and less than three years	68,948	105,171
between more than three and less than four years	61,951	115,711
more than four years	522,733	565,481
Total	693,789	927,996

Commitments for licenses not yet capitalized amount to €689.9 and €694.3 million as of December 31, 2021 and 2022, respectively.

28. Related party transactions

Related parties comprise shareholders of Sportradar with significant influence, the Canada Pension Plan Investment Board (CPPIB), as the controlling shareholder of BlackBird (a significant shareholder of Sportradar) since October 3, 2018, key management and certain companies (associates). For related party transactions with key management personnel and the board of directors, refer to note 29.

During the years ended December 31, 2020, 2021 and 2022, major shareholders holding more than 20% in voting rights of Sportradar Group AG and/or Sportradar Holding AG (the Company’s predecessor, refer to note 1) were: Carsten Koerl (CEO of Sportradar) with 55.1% and BlackBird s. à r.l. with 40.0% before the IPO. Since the IPO date, Carsten Koerl has held more than 80% of the voting rights.

Carsten Koerl holds 33% of the shares in Betgames – UAB TV Zaidimai situated in Vilnius, Lithuania. The Group had no revenue transactions with Betgames for the years ended December 31, 2020, 2021, and €30 during the year ended December 31, 2022. As of December 31, 2022 receivables due from Betgames was €20.

For the years ended December 31, 2020 and 2021, until May 2022 Mr. Koerl held a 23% beneficial ownership in OOO PMBK, which is associated with Interactive Sports Holdings Limited. The Group generated revenue of €2,000 in 2020, €2,700 in 2021 and €1,200 in 2022 until the date Mr. Koerl no longer held any interest.

During the years ended December 31, 2020 and 2021, Carsten Koerl held more than 50% in BetTech based in Cape Town, South Africa, where he also acted as a director. On August 4, 2022, Sportradar acquired 100% of shares in BetTech from Carsten Koerl and minority shareholders for consideration of €7.0 million (refer to note 3). The Group’s acquisition of BetTech is a related party transaction and an acquisition under common control in the context of the establishment of SportTech AG with Ringier and certain minority shareholders (see note 16.3). Immediately upon closing of the Group’s acquisition of BetTech, the Group contributed 100% of the shares of BetTech for €10.0 million to SportTech in addition to a cash contribution of €13.7 million to SportTech and a cash equalization payment of €14.2 million to Ringier, for a 49% ownership in SportTech (note 16.3). Sportradar’s director Marc Walder serves as a director for Ringier, a Swiss holding company which, together with two minority shareholders, holds 51% ownership of SportTech. The Group recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022.

Sportradar generated revenue of €335 and €185 with BetTech in 2020 and 2021, respectively, and as of December 31, 2021, €15 were receivable. During the year ended December 31, 2022 until the date of the Group’s acquisition of BetTech, the Group generated revenue of €253 with BetTech.

As of December 31, 2021 and 2022, the Group has outstanding loans that were issued to several members of middle management of €567 and €359, respectively. The loans have a maturity of two years and a fixed interest rate of 5%. The loans were granted to management to purchase participation shares of Slam InvestCo S.à.r.l.

During the years ended December 31, 2020, 2021 and 2022, the transactions with associates are shown below:

Transactions with related parties - Associates

	Revenue			Expenses
	For the year ended December 31,
in €’000	2020	2021	2022	2020	2021	2022
NSoft*	1,347	1,861	824	(706)	(906)	(274)
Bayes	1,585	1,730	—	(5,460)	(5,742)	(775)
SportTech	—	—	613	—	—	(150)
Total	2,932	3,591	1,437	(6,166)	(6,648)	(1,199)

As of December 31, 2021 and 2022, outstanding balances with associates are shown below:

Transactions with related parties - Associates

	Trade		Trade
	Receivables		Payables

	As of December 31,
in €’000	2021	2022	2021	2022
NSoft*	204	—	—	—
Bayes	1,582	—	(598)	—
SportTech	—	311	—	(90)
Total	1,786	311	(598)	(90)

*During 2020 and 2021, and until April 28, 2022, NSoft was an associate of the Group (note 16.1), which is the date the Group acquired an additional 30% interest in NSoft and NSoft became a consolidated entity of the Group. On that date, NSoft ceased its relationship as a related party to the Group.

29. Compensation of the board of directors and key management personnel

During the years ended December 31, 2020, 2021 and 2022, the Board of Directors’ (“Verwaltungsrat”) aggregate emoluments amounted to €60, €470 and €556, respectively. Additionally, the directors were also reimbursed for travel costs of €34, €0 and €105 during the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the total compensation awarded to key management personnel amounted to €3,067, €6,207 and €9,362, respectively. Additionally, Sportradar contributed an amount of €386, €357 and €456 to the employee pension fund, for the years ended December 31, 2020, 2021 and 2022, respectively.

Compensation paid to directors and key management personnel for employee services, which is included in personnel expenses in the consolidated statement of profit or loss and other comprehensive income, is shown below:

Compensation of Board members and key management personnel

	Years Ended December 31,
in €‘000	2020	2021	2022
Short-term employee benefits	3,127	6,677	10,023
Post-employment pension and medical benefits	386	357	456
Share-based payments	1,093	4,280	3,232
Total	4,606	11,314	13,711

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

In December 2020, the POP was amended and 2,529 new options were granted to employees under the amended plan (“wave 2”). Under wave 2, employees were entitled to receive restricted share units (RSUs) of the Company upon an exit event equivalent to the difference between the share price at the exit event date and the fair value of the options at grant date. Therefore, these options are recognized as equity-settled share-based transactions.

Employees that received options under wave 1 were invited to convert their options to wave 2 and all employees accepted. As a result of this modification, the liability recognized originally for the cash-settled share-based payment transaction was derecognized and the modified fair value of the options under wave 2 was recognized in equity reserves, to the extent the awards had vested. The difference between the carrying amount of the liability and the amount recognized in equity reserves of €193 was recognized in personnel expenses in the consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2020.

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

		Weighted average grant
	Number of	date Fair Value per
	shares	option/share
Outstanding options as of December 31, 2020	3,475	€1,352.74
Granted	68	€4,081.36
Forfeited before IPO-date	(78)	€1,352.74
Conversion to restricted share units	1,199,364	€3.91
Forfeited after the IPO date	(13,706)	€3.91
Vested	(350,174)	€3.91
Unvested restricted shares as of December 31, 2021	835,484	€3.91
Vested	(269,131)	€3.91
Forfeited	(45,302)	€3.91
Unvested restricted shares as of December 31, 2022	521,051	€3.91

For the year ended December 31, 2022, there were no awards granted under the POP. The Group recognizes a share-based payment expense on these restricted stock units on a graded vesting basis from grant date to 2024. For the years ended December 31, 2020, 2021, and 2022, a total share-based payment expense of €1,037, €1,681, and €665 respectively, relating to these restricted stock units has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Management participation plan

Slam InvestCo S.à.r.l. (“Slamco”) was established in May 2019 to enable the directors and employees of the Group to invest in Sportradar via the management participation plan (“MPP”) administered by Slamco. As the shares issued by Slamco are linked to the performance of Sportradar and meet the definition of a share-based arrangement under IFRS 2 Share-based payment (“IFRS 2”), they are considered share awards to Sportradar’s directors and employees. During the year 2021, the Company amended the MPP agreement to modify the vesting terms. Under the amended agreement, the share awards no longer vest fully upon an exit event, and instead will vest on a graded vesting basis from the date of the exit event until 2024. There was no change to the total cost of the existing MPP share awards to be recognized over the vesting period as a result of this amendment.

During 2020, the Group purchased shares of Slamco from former directors and employees upon their resignation. These share purchases were considered to be forfeitures in accordance with IFRS 2. As these shares were issued at fair value and no share-based payment expense was recognized, there was no reversal of expense during 2020 relating to these forfeitures. The Group re-issued some of these forfeited shares to new directors and employees. These shares were issued at a weighted average share price of €74 per share. The fair value of these share awards was determined to be €149 per share and was based on the price determined from an arm’s length share transaction between unrelated parties. The non-market performance condition attached to these share awards was not taken into account in measuring fair value. The difference between the fair value and the issuance price of the share award is recognized as a share-based payment expense over the vesting period on a straight-line basis. This expense amounted to €1,290 for the year ended December 31, 2020 and is recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income. During the year ended December 31, 2020, 53,572 share awards were forfeited and an additional 45,008 awards were granted, resulting in a total number of outstanding share awards of 295,082. The forfeited shares that were not re-issued in 2020 amounting to €1,970 are recognized under treasury shares in the consolidated statement of changes in equity as of December 31, 2020.

For the year ended December 31, 2021, the total number of share awards granted under the MPP were 7,501 of which 3,589 were forfeited, resulting in a total number of outstanding share awards of 298,994. At the date of the initial public offering those awards were converted to shares totaling 9,566,464. As of December 31, 2021, the unvested shares amounts to 5,635,029. The new share awards were issued at €108.66 per share award. The fair value of these share awards was determined to be €759.84 per share award and was based on a valuation conducted in connection with a potential acquisition of the Company and bids received from independent third parties. For the year ended December 31, 2021, the Group recognized share-based compensation expense of €5,607 in the consolidated statements of profit or loss and other comprehensive income.

For the year ended December 31, 2022, no awards were granted under the MPP, 293,583 were forfeited, and 1,962,796 were vested, resulting in a total number of outstanding share awards of 3,378,650. For the year ended December 31, 2022, the Group recognized share-based compensation expense of €304 in the consolidated statements of profit or loss and other comprehensive income.

Omnibus stock plan

In 2021, the Group established the Omnibus stock plan, under which employees, consultants and directors, and employees and consultants of subsidiaries are eligible to receive awards. The RSU`s generally include a service-based component. The service-based component vests over four years from the year of grant and for some cases over 1 year. The grant date fair value of the RSU`s granted under the Omnibus stock plan are estimated to be equal to the closing price of the Company`s ordinary shares price as of the grant dates.

Annual grants under the Omnibus stock plan are generally made to the Company’s key employees and to members of the Company’s Board of Directors throughout the Company’s fiscal year. Upon the vesting of restricted shares and options, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

A summary of the Omnibus stock plan restricted share and option activities for the year ended December 31, 2021 and 2022 is as follows:

	Number of	Weighted average grant
	shares	date Fair Value per share
Unvested restricted shares as of December 31, 2020	—	$—
Granted	1,302,599	$17.34
Unvested restricted shares as of December 31, 2021	1,302,599	$17.34
Granted	3,159,725	$14.02
Vested	(373,739)	$17.45
Forfeited	(426,831)	$16.03
Unvested restricted shares as of December 31, 2022	3,661,754	$14.69

	Number of	Weighted average exercise
	options	price
Outstanding as of December 31, 2020	—	$—
Issued	33,513	$27.00
Outstanding as of December 31, 2021	33,513	$27.00
Vested	(8,378)	$27.00
Unvested as of December 31, 2022	25,135	$27.00

The inputs used in the measurement of the option to acquire up to 33,513 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$27.00
Expected volatility (weighted-average)	37.33%
Expected term	6.5	years
Expected dividends	—
Risk-free interest rate (based on US government bond)	1.03%

The Group recognizes a share-based payment expense on these restricted shares and options on a graded vesting basis from grant date to 2025. For the years ended December 31, 2021, and 2022, total share-based payment expense of €1,149 and €22,500, respectively, relating to these restricted shares has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity. As of December 31, 2022, the weighted average period in years over which the total expense related to non-vested awards is expected to be recognized is 3.14 years.

NHL warrants

On July 22, 2021, Sportradar entered into a 10-year global partnership with the National Hockey League (“NHL”) (the “License Agreement”). Under the terms of the License Agreement, Sportradar is named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the License Agreement, Sportradar granted the NHL the right to acquire an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of $8.96 (exercised in 2021) and an additional amount of Class A ordinary shares calculated by dividing $30 million by the initial public offering price, which was not exercised and expired. Additionally, we granted the NHL a warrant to purchase 1,353,740 Class A ordinary shares at a subscription price of $23.45 per Class A ordinary share.

The inputs used in the measurement of the option to acquire up to 1,116,540 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$8.96
Expected volatility (weighted-average)	30%
Expected term (as of September 14, 2021)	0
Risk-free interest rate (based on US government bond)	0.04%

The inputs used in the measurement of the warrant were as follows:

Valuation inputs:	2021
Valuation model	Cox-Ross-Rubinstein binominal model
Share price at grant date	$27.00
Exercise price	$23.45
Expected volatility (weighted-average)	30%
Expected term	120	months
Risk-free interest rate (based on US government bond)	1.28%

A summary of the company’s NHL warrants activity for the years ended December 31, 2021 and 2022 is as follows:

	Number of	Weighted average exercise
	warrants	price
Outstanding as of December 31, 2020	—	$—
Issued during 2021	1,353,740	$23.45
Outstanding as of December 31, 2021	1,353,740	$23.45
Unvested as of December 31, 2021	1,353,740
Unvested as of December 31, 2022	1,353,740

As of December 31, 2021 and 2022, there are no exercisable shares. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital in the amount of €27,965.

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

A summary of the company’s NBA warrants activity for the years ended December 31, 2021 and 2022 is as follows:

	Number of	Weighted average exercise
	warrants	price
Outstanding as of December 31, 2020	—	$—
Issued	9,229,797	$0.01
Outstanding as of December 31, 2021	9,229,797	$0.01
Exercisable as of December 31, 2021	(1,845,959)
Unvested as of December 31, 2021	7,383,838
Unvested as of December 31, 2022	7,383,838

The Company will obtain the license on October 1, 2023 and has treated the already vested 20% of the warrants as prepayment with a corresponding credit in additional paid-in capital. As of December 31, 2022, 1,845,959 warrants remain exercisable. The remaining 80% of the warrants will be recognized on October 1, 2023. The company will start to recognize compensation costs within amortization expenses in the consolidated statements of profit or loss and other comprehensive income during the contract term, starting at the commencement date.

32. Subsequent events

On January 12, 2023, the Group acquired 100% of the voting interest in Aforoa Ltd, a Cyprus based provider of software solutions which use AI, Machine Learning and Computer Vision to collect and analyze data from live sports streams and videos. The purchase price included a cash consideration of €5.3 million and deferred purchase price as well as contingent cash consideration of up to €2.2 million. The Group is in the process of preparing the purchase price allocation therefore information on goodwill to be recognized and acquisition date fair value of significant assets and liabilities is not available.

33. List of consolidated entities

Share of capital	December 31,	December 31,
in%	2021	2022
Holding
Sportradar Group AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
▶DataCentric Corporation, Philippines	100%	100%
▶Sports Data AG, Switzerland	100%	100%
▶Sportradar AB, Sweden	100%	100%
▶Sportradar Americas Inc, USA	100%	100%
▶Sportradar Solutions LLC, USA	100%	100%
▶Sportradar US LLC, USA	93%	100%
▶MOCAP Analytics Inc., USA	100%	—
▶Sportradar AS, Norway	100%	100%
▶Sportradar Australia Pty Ltd, Australia	100%	100%
▶Sportradar Germany GmbH, Germany	100%	100%
▶Sportradar GmbH, Germany	100%	100%
▶Sportradar GmbH, Austria	100%	100%
▶Sportradar informacijske tehnologije d.o.o., Slovenia	100%	100%
▶Sportradar Latam S.A., Uruguay	100%	100%
▶Sportradar Malta Limited, Malta	100%	100%
▶Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
▶Sportradar OÜ, Estonia	100%	100%
▶Sportradar Polska sp. z o.o., Poland	100%	100%
▶Sportradar Singapore Pte.Ltd, Singapore	100%	100%
▶Sportradar UK Ltd, UK	100%	100%
▶Sportradar Virtual Gaming GmbH, Germany	100%	100%
▶Sportradar SA (PTY) LTD, South Africa	100%	100%
▶Sportradar Media Services GmbH, Austria	100%	100%
▶NSoft d.o.o, Bosnia and Herzegovina	40%	70%
▶NSoft Solutions d.o.o, Croatia	40%	70%
▶Stark Solutions d.o.o, Bosnia and Herzegovina	—	70%
▶Optima Information services S.L.U., Spain	100%	100%
▶Optima research & development S.L.U., Spain	100%	100%
▶ Optima BEG d.o.o. Beograd, Serbia	100%	100%
▶Optima Gaming U.S.Ltd, USA	100%	—
▶Optima Gaming Operations U.S.Ltd, USA	100%	—
▶Ortec Sports B.V., The Netherlands	—	100%
▶Sportradar Data Technologies India LLP, India	100%	100%
▶Interact Sport Pty, Australia	100%	100%
▶ Interactsport UK Limited, UK	100%	100%
▶Atrium Sports, Inc. , USA	100%	100%
▶Atrium Sports Ltd , UK	100%	100%
▶Atrium Sports Pty Ltd , Australia	100%	100%
▶Synergy Sports Technology LLC , USA	100%	100%
▶Keemotion Group Inc., USA	100%	100%
▶Synergy Sports, SRL, Belgium	100%	100%
▶Keemotion LLC, USA	100%	100%
▶Sportradar Slovakia s.r.o, Slovakia.	100%	100%
Sportradar Jersey Holding Ltd, UK	100%	100%
Sportradar Management Ltd, UK	100%	100%
▶Fresh Eight Ltd., UK	100%	100%
▶ Sportradar Capital S.à.r.l., Luxembourg	100%	100%
▶Vaix Ltd., UK	—	100%
▶Vaix Greece IKE, Greece	—	100%
Slam InvestCo S.à r.l., Luxembourg	100%	—
Sportradar Holding AG, Switzerland	100%	—
Associated companies that are accounted for under the equity method
▶ Bayes Esports Solutions GmbH, Germany	42.58%	42.58%
▶ SportTech AG, Switzerland	49%	49%