Form 20-F
period 2023-12-31
Sportradar Group AG
filed 2024-03-20
CIK 1836470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 207,794,199 Class A ordinary shares and 903,670,701 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

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

Large accelerated filer	☒	Non-accelerated filer	☐
Accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

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

Certain figures included in this Annual Report and in our consolidated financial statements contained herein have been rounded for ease of presentation. Percentage and variance figures included in this Annual Report have in some cases been calculated on the basis of such figures prior to rounding. For this reason, certain percentage and variance amounts in this Annual Report may vary from those obtained by performing the same calculations using the figures in this Annual Report and in the consolidated financial statements contained herein. Additionally, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Key Financial and Operational Performance Indicators

Throughout this Annual Report, we provide a number of key financial and operational performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metric.” We define certain terms used in this Annual Report as follows:

●	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sport rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), remeasurement of previously held equity-accounted investee (NSoft), professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, and a one-time charitable donation for Ukrainian relief activities. Adjusted EBITDA is a non-IFRS measure and a reconciliation to profit for the year from continuing operations, its most directly comparable IFRS measure, is included in Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metric” together with an explanation of why we consider Adjusted EBITDA useful and descriptions of the items we excluded.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue. See Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metric” for the explanation of why we consider the ratio of Adjusted EBITDA to revenue useful in evaluating our operating performance. The most directly comparable IFRS measure to Adjusted EBITDA margin is profit for the year from continuing operations as a percentage of revenue.
●	“Net Retention Rate” is calculated for a given period by starting with the reported trailing twelve month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate. We have previously referred to this calculation as “Dollar Based Net Retention Rate” in prior reports, which is the same calculation we are currently using for “Net Retention Rate.”

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are contained principally in Item 3.D. “Risk Factors,” Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations are forward-looking statements.

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

SUMMARY OF RISK FACTORS

Many important factors could adversely impact our business and financial performance, including, but not limited to, those discussed in Item 3.D. “Risk Factors” of this Annual Report and the following:

●	economic downturns and political and market conditions (including uncertainty and instability resulting from catastrophic events) beyond our control could adversely affect our business, financial condition or results of operations;
●	we depend on the success of our strategic relationships with our sports league partners;
●	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters may adversely impact our reputation;
●	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;
●	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;
●	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;
●	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;
●	our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers and regulators, and may expose us to liability;
●	interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;
●	we, our customers and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;
●	a significant amount of our revenue is indirectly derived from jurisdictions where we or our customers are not required to hold a license or limited regulatory framework exists and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties;
●	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our customers and other stakeholders in the industry;
●	failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;
●	loss, revocation, non-renewal or change in the terms of our existing supplier licenses;
●	failure by key executive officers, certain employees, key personnel, directors or other individuals related to the business to comply with regulatory obligations;
●	our success is dependent on key personnel;

●	evolving criminal and administrative laws that may prevent our sports betting operator clients licensed in other EU member states from operating in or providing services to customers within their territory;
●	failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting;
●	seasonality and volatility could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects;
●	our ability to generate sufficient revenue to maintain profitability or to generate positive cash flow on a sustained basis, which may cause our revenue growth rate to decline;
●	acquisitions create certain risks and may adversely affect our business, financial condition or results of operations;
●	any current or future joint ventures or minority investments will be subject to certain risks inherent in these investments;
●	we may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan; and
●	as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, financial condition or results of operations. In the past decade, global and U.S. economies have experienced tepid growth following the financial crisis of 2008 and 2009 and there is an increasing risk of a recession due to international trade, and monetary policy, among other factors. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, inflation, bank failures, slowing economic growth, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our customers’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content. Further, such adverse macroeconomic conditions could also result in the increased risk of customers’ or other third party’s failure or inability to meet their payment obligations to us. Military conflicts, acts of terrorism or war, such as the ongoing conflict in Ukraine with Russia and in the Middle East, could cause disruptions in our business or the businesses of our customers, partners, or the global economy as a whole. Specifically, Russia’s invasion of Ukraine and the uncertainty surrounding the conflict could continue to negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. While we have not experienced a material impact on our business due to this disruption, the impact on our employees as well as the potential for broader, adverse economic impacts of this event are difficult to measure and the broader or longer-term impacts of such event on our business is difficult to predict. We may be unable to offset general cost increases and higher inflation, including increases impacting costs of labor and professional fees, operations, selling, marketing, communications, travel, technology and software development and other costs. If spending reductions and price increases do not offset general cost increases and the impacts of higher inflation, there may be a material adverse effect on our financial condition, cash flows, profitability and liquidity.

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

As a global business, we also have assets and liabilities denominated in currencies other than Euros, our reporting and functional currency, such as our purchased license rights, which are subject to foreign exchange rate risk.

Although we have in the past used, and may in the future use, derivative financial instruments to hedge against some of our risk exposures arising from our obligations in foreign currencies, there can be no assurance that our hedging activities will effectively manage our foreign exchange risks. In particular, we may not fully hedge our positions in certain currencies and may not always obtain funding in all the currencies we require. Therefore, to the extent we are unable to hedge our position in a currency or is imperfectly hedged in respect of that currency, we may experience unrealized or realized losses. If we are not able to effectively anticipate and manage these risks, they may have a material adverse effect on our international operations or our business as a whole. During the years presented in this Annual Report, the Company did not have any derivative contracts.

Pandemics, such as the global COVID-19 pandemic, may have an adverse effect on our business or results of operations.

Government mandated closures of offices or other restrictions on workplaces and voluntary precautionary measures we take in response to pandemics, including the COVID-19 pandemic, have impacted and may continue to impact our ability to operate effectively, serve our customers, and implement regulatory and technology changes, and our ability, and the ability of our service providers, to undertake on-site audits or assessments that might be required by law or regulation. It may also become more challenging for us to manage a growing workforce, as our ability to maintain our company culture and integrate new employees is affected by work-from-home policies. It is possible that our systems and controls are less effective as a result of our compliance and risk teams and other staff being able to work remote from time to time. Failure to maintain adequate systems and controls may expose us to operational and regulatory risk.

As a result of the COVID-19 pandemic, significant suspension or cancellation of sporting events occurred in prior years, leading to declines in the available content we were able to access and deliver to our customers and in the number of sporting events on which bets could be placed. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers increased demand for lower-tier events and may continue to do so. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy and security risk and certain other risks related to our international operations. Governments could also enhance restrictions on gambling and betting product advertisement in light of pandemics. If, as a result of a pandemic, the global economy worsens, government restrictions to reduce the spread of the virus are reinforced or prolonged or live sporting events and matches are postponed, cancelled or modified, we could experience a greater drop in demand for our products and services, which could adversely affect our business, financial condition or results of operations.

To the extent the COVID-19 pandemic or a similar pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, business interruptions and market expansion opportunities.

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

We rely on strategic relationships with sports leagues and federations globally for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our customers and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete. Should any of our existing or future relationships with such strategic partners fail to provide official (live) data and streaming rights in accordance with the terms of our arrangements, we are unable to renew such contracts on commercially acceptable terms, or at all, or we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations. Increased competition for league partnerships could result in higher costs to secure the relationships, lower revenue and greater expenses generally, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more countries and therefore block our access to such market.

Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters could cause the popularity of sports betting to decline and significantly influence the regulation of sports betting and impact responsible gaming requirements, which may adversely impact our reputation.

We operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to address negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

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

In addition, public opinion can significantly influence the regulation of sports betting. A negative shift in the perception of sports betting by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize sports betting or introduce legislative restrictions, resulting in monopolies or total prohibitions, thereby limiting the number of bookmaker customers to which and/or jurisdictions in which we can potentially expand. Increasingly negative public perception could also lead to new restrictions on, or the prohibition of, sports betting-related services where we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result, this could have a material adverse effect on our revenue and could increase operating expenses. For instance, further changes to the United Kingdom’s or other European states’ betting or gaming laws or regulations, or those of other countries’, in reaction to adverse media coverage in such jurisdictions, including changes in the political or social attitude to online betting caused by such coverage, could have a material impact on our business, financial condition or results of operations.

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

The markets for sports data, media, entertainment and betting are competitive and rapidly changing. Competition in these markets may be further exacerbated if economic conditions or other circumstances cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing and future competitors, which could include technology companies new to our industry, may have or may in the future obtain greater name recognition, larger customer bases, or better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners. For instance, we currently rely on data journalists to attend events to collect data and use specific types of data and platforms that could become obsolete. If our competitors develop technology that replaces the need for data journalists before we do and/or create faster and more accurate data technologies, our business could be materially harmed. Further, if competitors gain access to faster visual feeds from stadiums, the value of our in-stadium rights would be reduced and our revenue could decline.

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

If we are unable to retain customers or obtain new customers, respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content, or maintain or develop relationships with sports organizations, our revenue and profitability could decline.

If we fail to attract new customers, if the revenue generated by new customers differs significantly from our experiences, or if our customer acquisition costs increase, our business, revenue and growth will be harmed.

We must continually attract new customers in existing markets and expand into new markets in order to grow our business, which depends in large part on the success of our sales and marketing efforts, and our ability to deliver and enhance our services and our overall customer experience, to keep pace with changes in technology and product requirements and expand our marketing partnerships and distribution network.

Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer success and support experience. We expect to continue to spend significant amounts to acquire new customers, primarily through product and content marketing that focuses on digital and direct channels to reach the customer. We will continue to invest in brand-building marketing and communications and growing our awareness in emerging and growth markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets. If our estimates and assumptions regarding the gross profit we can generate from new customers prove incorrect, or if the gross profit generated from new customers differs significantly from that of prior customers, we may be unable to recover our customer acquisition costs or generate profits from our investment in acquiring new customers. Moreover, if our customer acquisition or operating costs increase, the return on our investment may be lower than we anticipate irrespective of the gross profit generated from new customers. We cannot assure you that the gross profit from customers we acquire will ultimately exceed the marketing, technology and development costs associated with acquiring these customers. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate or results of operations may be harmed.

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

We may not be able to acquire new customers in sufficient numbers to continue to grow our business due to macroeconomic factors, including global economic downturn, including as a result of impacts of political and military conflicts, pandemics, exchange rate fluctuations, increased competition, new and/or stricter regulations and licensing requirements that may be harmful to our or our bookmaker customers’ businesses or other factors, or we may be required to incur significantly higher marketing expenses in order to acquire new customers. A decrease in customer acquisition growth would harm our business, financial conditions or results of operations.

Our ability to retain our customers is dependent on the quality of our products and services, and our failure to offer high quality products and services could have a material adverse effect on our sales and results of operations.

We must continually retain existing customers and expand existing customers’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation to grow our business. For the fiscal years ended December 31, 2023 and 2022, we generated 5.8% and 6.5% of total revenue from a single customer, respectively, and 26.1% and 25.5% of total revenue from our top ten customers combined, respectively. Our ability to retain our significant customers largely depends on whether we can enhance our products and services, and our overall customer experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency and high accuracy to fulfill our customers’ requirements.

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

Our business model is based on our ability to provide rapid, reliable and customizable products and services, and customer confidence in our business largely depends on the quality of our service and product experience and our ability to meet evolving customer needs and preferences. If we fail to maintain high quality service, or if there are pervasive customer complaints or negative publicity about our products or services, the confidence and trust customers have in our brands and business may decrease. Other factors include, but are not limited to, delays between the live event in the stadium and the visualization at the customer’s end, as well as any significant interruption in our systems, including as a result of unauthorized entry and computer viruses, fire, natural disaster, power loss, data loss, software vulnerabilities, systems breakdowns of information technology or infrastructure, telecommunications failure, military conflicts or terrorism, vendor failure or disruptions in our workforce, including as a result of pandemics and any breach, or reported breach, of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

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

Some services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, providing player tracking services, call center services and other operating activities are outsourced to third-party vendors. Any changes to or failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. If our agreements with third-party vendors are terminated, or if we cannot renew contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected. Further, if our third-party vendors do not comply with applicable laws, including restrictions on the collection, use, sharing or disclosure of personal information or personal data, our reputation and the willingness of customers and partners to do business with us could be harmed, which could have a materially adverse effect on our business operations, financial conditions or results of operations. The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, military conflicts, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

●	loss of revenue;
●	loss of customers;
●	loss of customer data;
●	loss of sports league partnerships;
●	harm to our business or reputation resulting from negative publicity;
●	exposure to fraud, losses or other liabilities;
●	additional operating and development costs; or
●	diversion of management, technical and other resources.

Indemnity provisions in client and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients, vendors and other third parties may include provisions under which we agree to indemnify or otherwise be liable for direct or indirect losses as a result of claims of intellectual property infringement, damage to property or persons or other liabilities relating to or arising from our products or services, acts, omissions or negligence. Such terms may survive termination or expiration of the applicable agreement, and significant damage or indemnity obligations could harm our business, results of operations, financial condition or reputation. Although we attempt to contractually limit our liability with respect to such potential exposure, we may not be successful in doing so. Any dispute with a client, vendor or other third party with respect to our business or such obligations could have adverse effects on our relationship with that third party or other current and prospective third parties, and may adversely impact demand for our products or services, damage our reputation and harm our business, results of operations or financial condition.

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

Our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. In addition, certain jurisdictions where we hold business-to-business (“B2B”) gambling and/or betting supplier licenses, such as the United Kingdom or the United States, require certain management functions and key personnel to obtain and hold personal or management licenses or authorizations granted by the applicable betting/gambling regulatory body. To successfully compete and grow, we must recruit, retain and develop personnel from diverse backgrounds and who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business.

For instance, we are highly dependent on the expertise and leadership of our Chief Executive Officer and Founder, Carsten Koerl, and other members of our executive management. The market for qualified and diverse personnel, particularly for specialty technology and development skills in the European Economic Area (“EEA”), such as software engineers and data scientists, is competitive, and we also maintain an expansive network of data journalists and specialized data operators to allow us to cover live matches globally. We may not succeed in recruiting additional personnel for these positions, or may fail to effectively replace current personnel who depart with qualified or effective successors. In particular, our ability to sustain our company culture and integrate new employees are affected by working from home policies, as a majority of our employees are working remotely on a full-time or hybrid basis. As a result, we are required to implement more complex organizational management structures and we also may find it difficult to adequately oversee employees, independent contractors and business functions and be exposed to tax or other regulatory risks. Further, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, or fails to maintain the required licenses or authorizations, our business could be harmed. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future and failure to do so could adversely affect our business, financial condition or results of operations.

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

We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of customers, who rely on our data to settle bets, create content and generate analysis. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. While we continually improve our network topology, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon customers and users, loss of customers and relationships with third parties, loss of revenue or liability for damages. Furthermore, in some sports, determining the value of certain data points might require a degree of judgment that could result in data that differ from those of other sports data providers, and these differences may give rise to the perception of biased or erroneous data that may negatively harm our reputation. In some instances, we may not be able to identify the cause or causes of the foregoing problems or risks, or take effective steps to remediate such problems or risks, within an acceptable period of time.

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

We have been and expect to continue to be the target of malicious third-party attempts to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, in order to gain unauthorized access to our networks and systems or those of third parties associated with us. These attempts have included phishing attacks, distributed denial-of-service attacks, scams and ransomware. Although we believe none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that any such incident will not have such an impact in the future. While we employ multiple methods at different layers of our systems to defend against intrusion and attack and to protect our data, we cannot be certain that these measures are sufficient to counter all current and emerging technology threats. Additionally, the rising prevalence of work-from-home practices has exposed us to more threats as corporate and non-corporate devices are used on residential networks that are less secure than our office networks.

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

Our ability to provide fast, secure and validated products and services largely depends on the efficient and uninterrupted operation of our business processes, computer information systems and infrastructure. For example in 2021, one of our cloud service providers experienced interruptions caused by an air conditioning issue in its data center. As we continue to use hosting partners, interruptions like this may cause instability in a number of our applications for a prolonged period of time. To prepare for more cases like this, we have dedicated more effort to deploy services in more regions to add additional resiliency as a risk mitigation activity. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems, processes, operations and infrastructure could be exposed to damage, interruption or operational challenges from unauthorized entry and computer viruses and computer denial-of-service-attacks as discussed in this “Risk Factors” section under the caption “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators, and may expose us to liability,” human error, hardware or software defects or malfunctions, data loss, earthquakes, floods, fires, natural disaster, pandemics, power loss, telecommunications failure, military conflicts or terrorism, vendor failure, geopolitical events, foreign state attacks, disruptions in our workforce, system breakdowns of our informational technology or cloud infrastructure, fraud or other causes, many of which may be beyond our control. We currently maintain a disaster recovery and business continuity process, however, this may not adequately protect us from such delays and interruptions. While we also maintain business interruption insurance, our coverage may be insufficient to compensate us for all losses that may result from interruptions in our service as a result of system failures and similar events.

Further, we have been and continue to be the subject of cyber-attacks, including routine port scanning by external parties. These attackers and attacks, which may even be initiated by nation-states, have continued to become more sophisticated and are primarily aimed at interrupting our business, exposing us to financial losses, or exploiting information security vulnerabilities. Historically, none of these attacks or breaches has individually or in the aggregate resulted in any material liability to us or any material damage to our reputation, or caused any material disruption to our business. The safeguards we have designed to help prevent future security incidents and systems disruptions and comply with applicable contractual, regulatory and other legal requirements may not be successful, and we may experience material security incidents, disruptions or other problems in the future. We also may experience software defects, development delays and other systems problems, which could harm our business and reputation and expose us to potential liability, which may not be fully covered by our business interruption insurance. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. These applications may not be sufficient to address technological advances, regulatory requirements, changing market conditions or other developments.

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

Our systems and the third-party systems upon which we and our customers rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, military conflicts or terrorist attacks, natural disasters, public health crises such as pandemics, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

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

The competitive position of our extensible markup language (“XML”) or application programming interface feeds depends in part on their ability to integrate, operate and share data with our customers’ applications.

The competitive position of our XML and application programming interface (“API”) feeds depends in part on their ability to integrate, operate and share data with the visualization tools, software and technology infrastructure of our customers. As such, we must continuously modify and enhance our XML and API feeds to adapt to changes in website applications and mobile apps and to ensure efficiency, speed and scale. If the interoperability of our XML and API feeds with our customers’ decreases, we could become less attractive to users of our products, lose market share or be required to spend more costs to enhance compatibility. We intend to facilitate the compatibility of our XML and API feeds with various third-party software and infrastructure by maintaining and expanding our business and technical relationships. If we are not successful in achieving this goal, our business, financial condition or results of operations could be adversely affected.

Issues in the use of artificial intelligence (“AI”), including machine learning, in our platforms may result in reputational harm or liability.

AI and machine learning is enabled by or integrated into some of our products, such as simulated sports reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business. AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, including the rapid growth of large language models (LLMs) and generative AI that may increase potential for biased outputs and misinformation amplification. Though our business practices are designed to mitigate many of these risks through, among other things, ongoing research and responsible deployment, if we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

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

Many of the customers we serve and our products and services offered to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our customers or we offer our services.

Future legislative and regulatory action, court decisions, including by the Court of Justice of the European Union (“CJEU”), or other governmental action, such as the future regulation of sports betting in jurisdictions in Europe, South America and the United States, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases and an increasingly negative tendency towards all forms of sports betting and gambling in politics and the wider society, may have a material impact on the legislation and licensing requirements applicable to our and our customers’ businesses and/or our operations and financial results. Stricter legislation, licensing and regulatory requirements as well as an increase in restrictions on the advertising of sports betting and gambling products may decrease the demand for our products and services or prevent us from providing these services entirely.

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

Any adverse changes to the regulation of sports betting, the interpretation of these laws, regulations, government action and licensing requirements by relevant regulators or the revocation of our operating licenses or those of our customers could materially adversely affect our ability to conduct our operations and generate revenue in the relevant jurisdiction. In particular, it may become commercially undesirable or impractical for us to provide sports betting services in certain jurisdictions as the local license or approval costs increase, our returns from or scope of service in such jurisdictions may be reduced or we may be forced to withdraw from such jurisdictions entirely, with a material financial loss due to restrictions to our customers located in these jurisdictions. Further, to expand into new jurisdictions, we may need to be licensed and obtain approvals of our product and service offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

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

The regulation and legality of sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions), including within the European Union single market, as well as across jurisdictions in the United States, and in certain jurisdictions there is limited or no legislation which is directly applicable to our or our customers’ businesses. While the majority of gambling and betting laws in Europe do not require us to hold licenses for providing our products and services to the betting industry on a B2B basis and thus, in most European jurisdictions, our business is not subject to holding a supplier license, some jurisdictions, including the United States and certain European jurisdictions, such as the United Kingdom, Belgium, Malta, Gibraltar, Greece, Romania and Sweden, require us to hold a supplier or similar license issued by the competent gambling and betting regulatory authority. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a supplier license, we operate our business based on agreements in which our customers warrant and represent that their respective business-to-customer (“B2C”) gambling and betting services comply with the applicable local legislation.

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

There is a risk that regulators or prosecutors in jurisdictions where we provide online gambling and/or betting services to our customers without a local license or pursuant to a multi-jurisdictional license may take legal action against our operations, and despite our good faith efforts to comply with all local requirements, any defense we may raise may not be successful. These actions may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and internet service provider (ISP) blacklisting, some of which may be more readily enforceable within an economic area such as the EEA. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

In addition, there are many jurisdictions around the world where the legality of various forms of gambling is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to offshore activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement of betting and gaming regulations. Changes in regulation in a given jurisdiction could result in it being re-assessed as a restricted territory without the potential to generate revenue on an ongoing basis. Our inability to operate and work with customers in a large betting or gaming market in the future, for example Germany, or a number of smaller betting or gaming markets which collectively are material, could have a material adverse effect on our ability to generate revenue and our profit margins due to a decrease in economies of scale.

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

Business customers that receive our services for their use in the gambling and betting industry, including operators of real money gambling and betting offers, face a legal and regulatory landscape that impacts our business. Several jurisdictions have regulated or are currently regulating or considering regulating the provision of real money gambling and betting to end consumers. Our business, financial condition and results of operations are significantly dependent upon the regulation that is applicable to and directly impacts our customers. Certain jurisdictions in which laws currently prohibit or restrict sports betting or the marketing of those services, or protect monopoly providers, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We have and still intend to expand our offering of sports betting services into such clarified or liberalized jurisdictions and markets, including within North America (in particular, following the U.S. Supreme Court’s decision to strike down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) in 2018), South America, Europe and elsewhere internationally.

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

For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our customers and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our customers’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our customers and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. Additionally, a license may require us to offer our products or services in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products or services in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.

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

Further, any changes to existing regulations that limit or restrict in any way the market size of our customers, such as bans on specific sporting events a betting customer can place a wager on, advertising restrictions, restrictions on authorized funding mechanisms for bettors or a cap on the monetary amount a bettor can wager in one day, will result in a loss of revenue due to a decreased demand for our products and services.

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

To date, we have obtained all licenses, authorizations, findings of suitability, registrations, permits and approvals necessary for our current operations. Our supplier licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain of our licenses will expire and will need to be renewed in 2024, including our one year-term U.S. betting licenses in many states and tribal jurisdictions. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability and eligibility requirements of our directors, officers, key employees and personnel and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business.

In some jurisdictions our key executives and officers, certain employees, key personnel, directors or other individuals related to the business are subject to licensing and/or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause our business to be non-compliant with its regulatory obligations, or imperil our ability to obtain or maintain the supplier licenses necessary to conduct our business. In some cases, the remedy to such situation may require the removal of a key executive, employee, or director and the mandatory redemption or transfer of such person’s equity securities.

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

As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union and Switzerland, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. In the event of a data breach, we are also subject to data breach notification laws in the jurisdictions in which we operate and the risk of litigation and regulatory enforcement actions.

These laws and regulations are constantly evolving and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Restrictions on the collection, use, sharing or disclosure of personal information or personal data or additional requirements and liability for security and data protection could require us to modify our products and services, possibly in a material manner, could limit our ability to develop new products and services and could subject us to increased compliance obligations and regulatory scrutiny. Current and proposed regulation addressing privacy and data protection could also increase our costs of operations.

Further, we make public statements about our use and disclosure of personal information through our privacy notice, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such notices or statements are found to be deceptive, unfair or misrepresentative of our actual practices If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the EU General Data Protection Regulation (“GDPR”) we may be subject to fines of up to €20.0 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. Since December 2020, third- parties, including a group of United Kingdom football players, issued data subject access requests under the GDPR to various participants in the sports data and sports betting industries, including us. If these requests develop into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

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

We are reliant upon licenses to certain data and other intellectual property rights that are important to our products and services. Such licenses are generally non-exclusive, and may not provide us with sufficient rights to use such data and other intellectual property rights, including in all territories in which we may wish to commercialize our products and services. As a result, we may not be able to prevent competitors or parties from commercializing competitive products and services. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to commercialize our products and services covered by these license agreements. Even if these agreements are not terminated, upon their expiration, we may be required to re-negotiate or renew these agreements with our licensors, or enter into new agreements with other rights holders, in order to commercialize our products and services. There is significant competition for such licenses, and we cannot guarantee that we will be able to renew our licenses. Furthermore, as rights holders develop their own offerings, they may be unwilling to provide us with access to certain data or content, such as data and content for popular or highly anticipated game broadcasts or series. If our licensors and other rights holders are not willing or able to license us data, content or other materials upon terms acceptable to us (or at all), our ability to commercialize our products and services may be impaired or our costs could increase. In addition, we may seek to obtain additional licenses from our licensors and, in order to obtain such licenses, we may have to agree to amend our existing licenses in a manner that may be more favorable to the licensors. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

Further changes in the tax laws of non-U.S. jurisdictions could arise. For example, in 2021 the Organization for Economic Co-operation and Development (“OECD”) introduced a new inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus and profit sharing. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions.

On December 22, 2023, the Swiss Federal Council issued an Ordinance that Switzerland will introduce global minimum level of taxation in line with Pillar Two in a gradual approach. As of January 1, 2024, a national top-up tax, in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax, will be levied on profits of corporations and permanent establishments in Switzerland, which are effectively taxed below 15%. This national top-up tax will be broadly aligned with the OECD Model Rules. Only corporations and permanent establishments of multinational groups with consecutive revenues of more than €750 million in the preceding three fiscal years will initially be in scope. The international top-up tax, based on the Income Inclusion Rule and the Undertaxed Payments Rule, which would be levied on the on the profits of subsidiaries (corporations, permanent establishments) outside Switzerland without an effective tax rate of at least 15%, will be introduced at a later stage, depending on international developments.

As a result of these developments, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes, including the adoption of the global minimum tax rules, or other major developments in tax policy in any our jurisdictions could have a material adverse effect on our aggregate tax liability and effective tax rate in the future, as well as our growth opportunities, business and results of operations.

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

Our business must be conducted in compliance with applicable anti-money laundering (“AML”), counter-terrorism financing (“CTF”), economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Swiss State Secretariat For Economic Affairs (“SECO”), the European Union, Member States, and HM’s Treasury of the United Kingdom, and other relevant sanctions authorities. Changes in these laws or regulations, or shifts in the approach to their enforcement, could impact our ability to deliver products and/or services to existing or potential customers. In particular, sanctions imposed by the U.S, EU, U.K. and other jurisdictions in response to Russian activities in Ukraine, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain countries, such as Russia, Belarus and specific regions of Ukraine, which could adversely affect our business.

Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption, AML, CTF, economic sanctions and export control laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We have policies and procedures designed to comply with applicable anti-corruption, economic sanctions and export control laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

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

As a public company, we are required to maintain, evaluate and report the effectiveness of our internal control over financial reporting. As disclosed in our Annual Report on Form 20-F as of December 31, 2022, we identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of controls and segregation of duties. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Although we believe we have made significant progress to strengthen our internal control over financial reporting, as of December 31, 2023, we did not conclude that our entity level and business process controls were operating effectively and, therefore, we were not able to determine that the material weakness identified as of December 31, 2022 was fully remediated. Based on our assessment of the design deficiencies noted in the period and the additional time required by management to remediate and implement controls, we determined that deficiencies in the control environment, risk assessment, control activities, information and communication and monitoring components of the COSO Framework (as defined in Item 15 of this Annual Report) exist. These deficiencies constitute material weaknesses, either individually or in the aggregate, are pervasive in nature and impact all significant accounts and disclosures.

Such material weaknesses will not be considered fully remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company is working diligently to have the material weakness remediated as soon as possible however there is no assurance that the remediation will be fully effective. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Company’s financial reporting may be materially and adversely affected. As such, management has identified a material weakness in our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We are also required to disclose material changes made in our internal control over financial reporting.

There is also no assurance that we have identified all material weaknesses or that we will not in the future have additional material weaknesses. If during the evaluation and testing process in 2024 we identify additional material weaknesses in our internal control over financial reporting, or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and additional remediation efforts and associated costs will be required. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by our stock exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects.

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions, which often have different seasonal calendars. As such, our revenue has historically been strongest during the quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races either due to athlete strikes, geopolitical and similar events, terrorism or other events. We also may experience volatility in certain other metrics, such as revenue sharing arrangements. Volatility in our key operating metrics or rates of growth could result in fluctuations in our financial condition or results of operations, make forecasting our future business results and needs more difficult, adversely affect our ability to manage working capital and may lead to adverse inferences about our prospects, which could result in declines in our share price.

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

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to invest substantial financial and other resources on technology development, marketing and human capital. These investments may not result in increased revenue or growth in our business. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve profitability and our revenue growth rate may decline. Even with sustained or increasing revenue growth rates, we may not be able to maintain profitability or generate positive cash flow on a continuous basis, if our costs grow in tandem. If we fail to continue to grow our revenue and overall business, our business, financial condition or results of operations could be materially or adversely affected.

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

When we do identify potential acquisition targets, the acquisition and integration of businesses or assets involves a number of risks. These risks include valuation (determining a fair price for the business or assets), structuring (including, when necessary, carving out the target entity from the seller), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), talent retention (retaining management or other talent with the knowledge and skills necessary to continue to operate the acquired business), regulation (obtaining regulatory or other government approvals, including antitrust approvals, that may be necessary to complete the acquisition and integrate thereafter) and due diligence (including identifying risks to the prospects of the business, including indemnity and other contractual obligations and undisclosed or unknown liabilities or restrictions to be assumed in the acquisition). In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets. We are required to test goodwill and intangible assets with an indefinite life for possible impairment on an annual basis, or more frequently when circumstances indicate that impairment may have occurred. We are also required to evaluate amortizable intangible assets and fixed assets for impairment if there are indicators of a possible impairment. In the future, if our acquisitions do not yield expected returns, we may be required to recognize impairment charges, which could adversely affect our results of operations.

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

While we endeavor to mitigate joint venture and minority investment risks through legally enforceable partnership agreements and other instruments, our minority status may expose us to risks beyond our control and unique to investments in joint ventures and minority investments, including:

●	potential disagreements with our partner about how to manage the business;

●	the lack of full control of the venture’s management, and therefore its actions;
●	the possibility that our partner might have or develop business interests or strategies that are contrary to ours;
●	the potential need for us to fund future capital to the business, as loans to the business, as capital contributions to the joint venture, or otherwise;
●	the possible financial distress or insolvency of our partner, which could lead to us having to contribute the partner’s share of additional capital to the business;
●	the cost of litigation or arbitration (including damage to reputation) in the event of a dispute with our partner;
●	negative business and financial performance of the business because of substantial disagreements with our partner; and
●	preemptive dissolution of the business because we or our partner choose, or become obligated, to acquire the equity interests of the other in the business.

We may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan.

We believe that our existing cash, available borrowing under our credit facilities and expected cash flow from operations, will be sufficient to meet our operating and capital requirements for at least the next 12 months.

Although we have generated positive Adjusted EBITDA, we may require additional capital to respond to future business opportunities, including increasing the number of customers acquired, new league deals, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings for other reasons. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors.

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

The credit agreement our subsidiary Sportradar Management Ltd entered into with certain creditors in November 2020 (as amended from time to time, the “Credit Agreement”) contains, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interest. For example, the Credit Agreement limits our ability to incur additional indebtedness and for the associated multicurrency senior secured revolving credit facility (the “RCF”), requires us to meet certain financial conditions. We have not previously breached and are not in breach of any of the covenants under the Credit Agreement; however our failure to comply with covenants in the Credit Agreement or in agreements governing any future indebtedness could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. During 2022, we prepaid an aggregate amount of €420.0 million of the outstanding Facility B commitments under the Credit Agreement, thereby reducing the outstanding Facility B commitments to zero. As of December 31, 2023, we had no commitments outstanding under the Facility B and no commitments outstanding under the RCF (which was increased from €110.0 million to €220.0 million of commitments in December 2022).

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

We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our consolidated statements of financial position. As of December 31, 2023 and December 31, 2022, we had €1,697.3 million and €843.6 million of intangible assets and goodwill on our consolidated statements of financial position, respectively, of which €1,231.2 million and €372.9 million, respectively, were related specifically to sport league license rights. In 2023, the Company recorded impairment charges to goodwill and intangible assets in the total amount of €9.9 million. The impairment charges were related to the impact of changes related to our business strategy. None of these assets were impaired during the years ended December 31, 2022 or 2021.

In the future, if we make changes in our business strategy or if market or other conditions continue to adversely affect our business operations, we may be forced to record additional impairment charges related to these intangible assets, which would adversely impact our results of operations. Circumstances could also arise whereby certain new license agreements could result in a future impairment charge either immediately from commencement of the license term, if not supported by direct and indirect revenue at the date of execution, or during the course of the arrangement.

Impairment testing inherently involves assumptions about discounted estimated cash flows generated from the continuing use and ultimate disposal of these intangible assets. Future events and changes in market conditions, underlying business operations, competition or technologies may impact our assumptions as to prices, costs, holding periods, or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we used in testing for impairment are reasonable, we will continue to evaluate the recoverability of the carrying amount of our cash generating units and intangible assets on an ongoing basis, and significant changes in any one of our assumptions, either in isolation or in combination with a change in another assumption, could produce a significantly different result. In such a circumstance, we may incur additional substantial impairment charges, which would adversely affect our financial results.

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

As of December 31, 2023, our Founder, Carsten Koerl, holds all of the issued and outstanding shares of our Class B ordinary shares, which, together with his outstanding Class A ordinary shares, constitutes 81.6% of the total voting power of our outstanding share capital. Accordingly, our Founder is able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from a holder of shares and may vote in a way which may be adverse to the interests of other shareholders. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.

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

Further, we cannot predict whether our dual class structure results in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes and under the announced policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will be precluded from investing in our shares. It is possible that these policies may make our Class A ordinary shares less attractive to other investors and depress the market price of our Class A ordinary shares compared to that of other similar companies that are included in such indices.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. Also, we are permitted to follow certain home country corporate governance practices and as a result our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements applicable to U.S. domestic public companies.

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

In addition, as a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of The Nasdaq Stock Market (“Nasdaq”), provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to certain Nasdaq rules. We may in the future elect to follow home country practices with regard to other matters to the extent permitted. Following our “home country” governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to U.S. domestic issuers. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See Item 16G. “Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

As with all share capital increases in Switzerland, (i) a third party, such as shareholders or creditors, may (subject to satisfaction of certain requirements) at least temporarily block the registration of the capital increases in the Commercial Register by requesting the competent court to grant an ex parte preliminary injunction, in which we would not be entitled to appear, and (ii) a shareholder may challenge the underlying shareholders’ resolution within two months after such general meeting of shareholders and, therefore, prevent or delay the completion of any future share capital increases. In addition, the Commercial Register might be understaffed and may not review or record share capital increases within the anticipated timeframe. Accordingly, there can be no assurance that the implementation of any future share capital increases will not be delayed, challenged or blocked.

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

Specifically, Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued (or reduced) by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. Furthermore, such authorization under former Swiss law is limited for a duration of only up to five years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our Articles, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares.

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

We have been, and may be in the future, subject to legal proceedings, which may include, but not limited to, purported class action litigation and regulatory investigations and actions alleging violations of gambling laws, customer or consumer protection, intellectual property and other laws or regulations, both in the United States and in other countries in which we operate or have operated. We are also subject to claims asserted by our clients based on individual transactions. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. In addition, we may in the future be the subject of litigation by our competitors with respect to our data collection practices and exclusive data rights deals.

There can be no guarantee that we will be successful in defending ourselves in any matters, and the outcome of allegations, complaints, claims, litigation, investigations and other actions cannot be predicted and are difficult to assess or quantify but may result in substantial damages, settlements, judgments, fines, penalties and expenses, as well as revocation, cancellation or non-renewal of required licenses or registrations or the loss of authorizations. The cost of litigation can be expensive, regardless of outcome, and any of these outcomes may adversely affect our business, financial condition, regulatory position or results of operations. There may also be adverse publicity associated with lawsuits, investigations and actions that could affect our reputation with clients and sports leagues. Plaintiffs, governments or regulatory agencies in these lawsuits, investigations or actions may seek recovery of very large amounts, and the magnitude of these actions may remain unknown for substantial periods of time. The cost to defend or settle future lawsuits or investigations or actions may be significant.

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

The requirements of being a public company may strain our resources and divert management’s attention, and additional legal, accounting and compliance expenses may be greater than we anticipate.

We became a public company in 2021 and as such, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, and we are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of The Nasdaq Stock Market, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome, and our management and other personnel are required to devote a substantial amount of time to these compliance initiatives. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to attract and retain qualified members of our board of directors.

As discussed above in “Risk Factors—Risks Related to Our Business and Industry—We have identified a material weakness in our internal controls over financial reporting which could, if not remediated, result in a material misstatement in our financial statements and our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may could materially and adversely affect investor confidence in us and, as a result, the value of our ordinary shares,” we have identified a material weakness in our internal control over financial reporting which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

We may be unsuccessful in achieving our environmental, social and governance goals, targets or initiatives.

Environmental and social changes may present immediate and long-term risks to us, our clients, vendors and other third parties upon which we rely. We are committed to making ethical, sustainable, and socially responsible choices that foster diversity, equity and inclusion within our workforce, active engagement in our communities, and the conservation of resources. These goals may be publicly shared on our website, social media or other communication channels currently or in the future. We may be unsuccessful in estimating the cost and amount of time and resources required to implement these goals and may not be successful in achieving them in the future. The benefits of sustainability goal-setting may not materialize within our expected time frame or at all, which could adversely affect our business, financial condition, results of operations, and reputation. Further, our commitments may be inconsistent with consumer and investor expectations and we may face increased scrutiny as a result. Misalignment with consumer and investor expectations and failure to meet our enumerated goals and targets may have a material adverse effect on our brand-building, marketing efforts and reputation.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

The Reorganization Transactions

In connection with our initial public offering in September 2021, we completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG, which collectively are referred to herein as the “Reorganization Transactions.” The Reorganization Transactions included the following:

●	Formation of Sportradar Group AG. On June 24, 2021, Carsten Koerl, our Founder and Chief Executive Officer, incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, with CHF 0.10 nominal value per share.
●	Contribution of ordinary shares and participation certificates in Sportradar Holding AG. Prior to the completion of our initial public offering in September 2021, (i) all of our existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.
●	Contribution of participation certificates under our Management Participation Program. Certain of our directors and executive officers participated in our Management Participation Program (the “MPP”), pursuant to which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with our initial public offering, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by us upon a termination of employment in certain circumstances. 35% of each participant’s Class A ordinary shares vested immediately upon the consummation of our initial public offering and the remaining 65% have vested or will vest in three substantially equal installments on each of December 31, 2022, 2023 and 2024. The MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions, based upon the initial public offering price per share of $27.00. For additional information, see Item 6. “Directors, Senior Management and Employees—B. Compensation—Management Participation Program.”

●	Conversion of options under our Phantom Option Plan. We maintain for certain key employees, who are not executive officers, a Phantom Option Plan (the “POP”), under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Prior to the completion of our initial public offering, phantom options converted into restricted share units, or replacement awards, issued under our 2021 Plan (as defined under Item 6. “Directors, Senior Management and Employees—B. Compensation—Omnibus Stock Plan – the 2021 Plan”). The outstanding awards under the POP converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) our 2021 Plan.

As a result of the foregoing Reorganization Transactions, Sportradar Holding AG became a wholly-owned subsidiary of Sportradar Group AG and the shareholders of Sportradar Holding AG became the shareholders of Sportradar Group AG. Sportradar Holding AG was subsequently merged into Sportradar Group AG in June 2022 with Sportradar Group AG as the successor in such merger.

B. Business Overview

Overview

Sportradar is a leading technology platform enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical products, data and content to sports leagues and federations, betting operators and media companies. Since our founding in 2001, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.

We offer one of the most robust and fully integrated sports data and technology platforms and serve as a critical data infrastructure and content layer to the sports betting and media industries. On top of that infrastructure layer, we have built one of the most advanced and comprehensive software offerings. Our products simplify our customers’ operations, drive efficiencies and enrich fan experiences. For example, through our Managed Trading Services (“MTS”) platform, we provide live data and odds to our betting customers and facilitate their end-to-end trading operations including risk management via our proprietary software programs. MTS enables our customers to outsource processes that do not offer differentiation versus their competitors, while also providing us with user information about betting customers (punters) that we feed back into our platform to further enhance the power of our algorithms.

Our end-to-end offering, integrated technology and global footprint deeply embeds us across the sports ecosystem. The following are examples of services we provide our partners globally:

●	Betting Operators: For our betting operator clients, we provide pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes Betting data/Betting entertainment tools, Managed Betting Services, Virtual gaming, and Marking and advertising solutions. Our product offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity.
●	Sport Leagues: We provide sport league partners access to sports betting operators and media companies to distribute their data and content globally. We give them greater reach and serve as an intermediary to the highly regulated betting industry. We also provide our sport leagues partners with technology, data collection tools, and Integrity services. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as a trusted, mission-critical partner. We also provide leagues with a range of tech-enabled solutions including fraud monitoring, anti-doping, professional sports team technology and services, and OTT production and technology.
●	Media Companies: For our media customers including both broadcasters and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. Our range of services includes data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, OTT streaming solutions and programmatic advertising solutions.

At the heart of what we do is our proprietary technology stack. Our products are designed with scalability to match the demands of our customers and we use advanced algorithms to create scalable, customized insights in real-time with low latency. Further, we operate a state-of-the-art, cloud native data and MLOps platform to develop and deploy proprietary AI and machine learning capabilities powering our range of products. We are innovators at the forefront of revolutionary new technologies in sports data and analytics including computer vision, data visualization, virtual gaming and simulated sports.

We have a leading betting data rights portfolio, including exclusive rights on a global basis to the National Basketball Association (“NBA”) (excluding China), Major League Baseball (“MLB”) (excluding the United States where we have non-exclusive rights) and the National Hockey League (“NHL”) (including the United States). In addition, we hold exclusive and worldwide media data rights for the NHL, MLB and NBA (excluding China which is non-exclusive). We also have exclusive and worldwide betting data rights to the Association of Tennis Professionals (“ATP”) Tour, the South American Football Confederation (“CONMEBOL”), Union of European Football Associations (UEFA), the International Tennis Federation (“ITF”), and Formula 1 and non-exclusive rights to the Deutsche Fußball Liga (“DFL”). Tier 1 sports, particularly in the United States, tend to have official partnerships with sports data providers to create new revenue streams. Official sports rights partners have advantages in terms of renewals because of tech integrations. We are highly diversified across tiers of customers and tiers of sports content. We are not dependent on any single sport data right.

In addition to sports data, we provide our clients and partners with sports audiovisual content offerings including coverage across tier 1 and other-tier sports leagues. We provide global coverage, with strong U.S. market positioning, including rights for major U.S. sports leagues. Our current portfolio of audiovisual rights includes ATP, MLB, NBA, NHL, Bundesliga DFL, CONMEBOL, Copa del Rey, Asian Football Confederation (AFC), ITF, Badminton Europe, K-League and the Professional Darts Corporation (PDC).

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

We generate revenue typically through two primary arrangements: (i) a “fixed-fee recurring” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a variable “revenue share” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Our recurring revenue is generally contracted for terms of one to five years with minimum guarantees and usage-based surcharges. Our large, global and highly diversified customer base allows us to generate revenue irrespective of the underlying competitive dynamics within any given geographic market.

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

Sports fans today are connected to their favorite teams and players at all times. They demand multi-platform experiences, personalization, and deeper interaction than ever before. New use cases are emerging in virtual reality and augmented reality, real-time data capture and distribution, live betting, and to-the-second synchronized content across mobile devices and the live game.

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

Sports bettors value the convenience of being able to place bets anytime, anywhere, and the ubiquity of mobile and in-game betting is further driving accessibility of sports betting and interactivity. Interactive betting, i.e. online and mobile betting, according to H2 Gambling Capital’s Global Gaming Data Summary, dated January 19, 2024 (the “H2 Report”), accounts for 62.8% of total sports betting in 2023, versus 37.2% at retail or land-based operations and the “interactive” contribution percentage, and is anticipated to exceed 70.0% by 2028.

Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. Live betting, also known as in-play betting, allows users to bet on specific plays and other events or outcomes within a game. In-game betting continues to gain immense popularity, and although it currently accounts for the majority of gross gaming revenue in more developed European markets, is expected to grow significantly in coming years. Consequently, mobile betting is the highest growing betting channel, according to the H2 Report.

Sports betting legalization is rapidly accelerating, globally.

Sports betting is the fastest growing category within the broader gaming market. Including the U.S. market, which is undergoing rapid legalization, the global sports betting market is projected to grow from $82.2 billion in 2023 to $128.4 billion in 2028, growing at a compound annual growth rate (“CAGR”) of 9.3%, according to data from the H2 Report. Sports betting has been the fastest growing gambling segment between 2018-2023 (CAGR of 13.7%), and it is forecasted to remain the fastest growing segment until 2028, according to data from the H2 Report. Sports betting has been legal for many years in a number of major global markets, such as Australia, the United Kingdom, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these more developed sports betting markets are expected to grow at 4.8% per year through 2028, as a result of increasing accessibility of sports betting on mobile and online, intensifying customer engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil and Argentina, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift from illegal betting to regulated betting markets. Europe and Asia (including the Middle East), the two biggest regional sports betting markets, are forecasted to remain the dominant markets, each contributing at least 30% of the global revenue market in 2028, according to the H2 Report. We expect their growth rates to continue their moderate growth due in part to the increasing accessibility of interactive betting, intensifying customer engagement, coverage of more events, technology innovation and new forms of sports betting such as virtual sports.

In the United States alone, sport betting has grown from a $1.8 billion market in 2019 to a forecasted $11.8 billion market in 2023 (59.2% CAGR), and is anticipated to expand further to a $24.6 billion market in 2028, growing at a CAGR of 15.7%, according to the H2 Report. Following the repeal of the PASPA in 2018, the sports betting industry has benefitted from rapid growth. According to the Vixio Gambling Compliance U.S. Sports Betting Outlook, as of January 12, 2024, thirty-nine (39) states and the District of Columbia have legalized and regulated sports betting. Additionally, thirty (30) states and the District of Columbia have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sport betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is expected to unlock a significant total addressable market (TAM) opportunity in the medium-term.

Sportradar Platform

Our platform simplifies the complex, fragmented and, in the case of betting, regulated, sports ecosystem. While sports leagues, betting operators and media companies focus on their respective core competencies, we focus on leveraging data and technology to help our clients run their businesses efficiently and create more engaging experiences. We are experts in sports data and building technology-enabled solutions empowered by that data. We offer the most comprehensive solution in the marketplace which positions us to cover the end-to-end needs of our clients. Our value proposition to each of our key constituents is clear:

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

Our Data Engine

Sports data is at the core of everything we do. We deliver value to our clients by providing access to more and higher quality content and data which we distribute at low-latency and with seamless integration into our clients’ platforms. Simultaneously we embed fast data inferencing across our product portfolio to build higher value software products. We believe our deep sports data archive, real-time data capture, sports rights, sports expertise and AI capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand our business.

Our clients entrust us with their critical business functions because of our commitment to providing data with the following characteristics:

●	Accuracy: inaccurate data causes downstream customer disruption and erodes trust, as such data must be validated prior to downstream delivery.
●	Low-Latency: sports data, in particular live odds data, is time sensitive. We have built a proprietary global low-latency data distribution network that allows us to supply content to our clients with minimal latency.
●	Accessibility: data must always be available; otherwise, our clients are unable to transact with their customers.

●	Dependability: if accuracy, latency, or accessibility are perceived to be at risk, then client impacts are inevitable and a loss of trust is guaranteed.

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

Our primary methods for real-time data capture are:

●	Computer Vision: we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase the depth and quality of sports data collected.
●	Proprietary Data Collection Systems: we provide data collection infrastructure and software to a number of sports leagues where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a critical solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rightsholders or competitions such as the ITF, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Further, we provide our Competition Management services, which include integrated solutions to collect live data with API solutions to multiple leagues and federations.
●	In-Venue Coverage: our independent contractor data journalists and scouts attend and collect data directly from stadiums. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems to record and transmit data from the stadium.
●	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Competitive Strengths

End-to-end data and software solutions provider with a global footprint

We are a leading provider in software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services. We provide these solutions to our clients in over 120 countries around the world. The breadth of our offering and global reach allows us to serve sports betting operators, from large to small, regardless of their needs, and to provide our clients with simplicity—all the solutions in one place and from one provider. As a result, we have been able to successfully cross sell clients to more value-added solutions and to enable their entry into new markets, growing our share of wallet with customers. The Net Retention Rate of our top 200 customers, who represent approximately 77.6% of our revenue, was 111% in 2023 and 119% in 2022, which demonstrates our ability to expand within our customer base as well as our ability to grow alongside our clients. We believe that our ability to provide betting customers with the full suite of solutions positions us particularly well in new, emerging markets such as the United States, where betting operators will be focused on acquiring, engaging and retaining clients, and will be more inclined to automate the majority of their betting service and platform operations.

Integrated platform for business-critical needs of betting operators and media partners

We are deeply integrated with our clients from an operational and technology perspective, making it difficult for them to switch providers and serving as a strong barrier to entry. Our solutions are business-critical and power the day-to-day operations of sports betting companies, enabling them to grow gross gaming revenue and to operate more efficiently. Our MTS and platform services allow betting clients to automate a number of core functions, reducing their costs, and leveraging our scale to more effectively compete in the market. We also provide essential services to our media partners, leveraging the power of our data to provide engaging content for their audiences.

Our proprietary technology engine

We have been investing into our data, models and technology platforms for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our clients and industry in mind, ensuring low-latency, scalability, automated handling of big data and resiliency. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions.

We have made significant R&D investments, and we plan to continue to make investments, into new data collection and processing technology including computer vision and audio recognition technology. These investments enrich the data we collect, reduce the cost of data collection through automation, reduce latency and enable new AI use cases. This data feeds into a large collection of proprietary, in-depth specific odds models for a wide variety of sports, setting us apart from our competitors and making us essential to sports betting operators who cannot achieve this in-house for all the sports they cover.

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

Deeply embedded position with sports leagues

We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. As an example, as the technology provider for ITF, we provide tech-enabled solutions for data collection from matches, such as through hand-held systems operated by ITF umpires, as well as maintain their database. In turn, we have the exclusive license to supply ITF data to betting operators and the non-exclusive license to supply media companies with such data worldwide. In addition, we provide sports leagues with our Integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.

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

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us and, in turn, with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our clients, increasing our share of wallet across the sports betting value chain. Our extensive data and content portfolio combined with our strong client and league relationships provide us with unique insights into the behavior and preferences of sports fans and bettors (punters) around the world. We benefit from multiple touchpoints with end users—through our platform services, advertising services and large installation of hosted solutions such as betting entertainment tools and on the sports entertainment side where we are able to capture data.

Visionary founder-led team supported by world class investors

Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Carsten founded the online betting platform, bwin Interactive Entertainment (formerly known as betandwin), in 1997 and led the company through a successful listing on the Vienna stock market in 2000. Carsten’s vision to bring the global sports betting industry into the digital era spans more than two decades. His deep expertise in technology, gaming and sports provides him with an unmatched perspective that touches all areas of our organization. Carsten is supported by an experienced, customer-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities. Our investors include CPP Investments and TCV, as well as champions in the sports industry such as Michael Jordan, Ted Leonsis, Todd Boehly and Mark Cuban, each holding less than 5% minority interest, who provide important insights and connections particularly in the U.S. sports industry.

Our Growth Strategy

Our vision is to entertain sports fans and bettors globally through engagement across media, betting, gaming and beyond. We have continually broadened our product portfolio to better serve our clients and increase our touchpoints with end users across the sports betting value chain. The more knowledge of the end user that we are able to collect, the more valuable our insights and platform services become to sports leagues, sports betting companies and media companies. These network effects also enable us to enhance our product portfolio, serving as a key element of our growth strategy. Other elements of our growth strategy are:

Capture Growth in Global Markets. We intend to continue to capture significant growth from new and existing markets around the world. Leveraging the breadth and depth of our technology, sports league and client relationships and our global sales force, we have the infrastructure in place to take advantage of expected growth in various markets.

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with customers. We believe that our Managed Sportsbook Services (“MSS”) and Marketing services provide clients with significant value and these products are currently underpenetrated in our existing betting customer base. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments. We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise.

Cover Entire End User Journey to Better Serve our Clients. We see considerable value in combining our deep knowledge of sports data, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data and feedback from our MSS, Marketing services, Betting & gaming content and OTT Streaming Solutions products. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey. These insights will enable us to cross-reference end users from betting to entertainment and vice-versa, improve user experience on behalf of our clients and consequently build better products. We intend to provide sports betting operators with solutions that address every stage of the end-user journey—from acquisition to supporting platform services to retention. This will be critical for sports betting operators both in new markets, where they will be competing to acquire and retain new users, as well as in more mature markets, where the ability to differentiate is paramount to gaining share.

Grow Top of Funnel Capabilities and Offerings. We believe there is significant opportunity to provide advanced capabilities in the programmatic advertising market for sports betting operators. Bookmakers are expected to inject vast amounts of capital into this underpenetrated customer-acquisition channel as they seek more efficient methods of acquiring new clients. We plan to increase engagement for all sports fans and better serve these by leveraging data and insights we have on end-user behavior and preferences, betting frequency and lifetime value to advance our programmatic advertising capabilities and making our Marketing services, one of the most sophisticated forms of digital marketing for sports with the ability to provide insights into and differentiate between customer behavior.

Our Products

We provide mission-critical business-to-business (“B2B”) products and services to both the global sports ecosystem and the betting and gaming industry. We provide technologies that create value and enable our clients to grow their business. Our solutions are positioned at the intersection of sports, betting and media and our portfolio covers the entire value chain from collection, processing and extrapolation of data and odds, to visualization solutions, risk management and platform services, to traffic generation and marketing technology. We offer full-service, turnkey solutions, as well as flexible, modular products depending on the size and capabilities of our clients. Our valuable data assets and analytics capabilities enrich our technology offerings. We offer the most comprehensive solution in the marketplace, as follows.

●	Betting & gaming content: Our Betting and gaming content products are the fuel that keeps bookmaker operations running. We provide reliable and comprehensive pre-match and real-time sports data and our broad portfolio includes exclusive access to data and content from sporting events across the world, as well as virtual sports, casino and draw based games. Using pioneering technology such as AI, Machine Learning processes and 3D graphics design allows us to develop some of the most realistic gaming products, which enables us to offer “always-on” betting.
●	Pre-Match Odds Services: We offer an extensive pre-match odds service including fully automated provision of pre-match content and trading tools to manage content. We provide the tools to create and manage sportsbooks, from event creation, odds suggestions, marketing monitoring and alerting, and odds management tools, to results confirmation.
●	Live Data: We offer reliable and comprehensive real-time sports data and our live data solution includes the fully automated provision of sport match data points such as goals, corner kicks, penalties, substitutions and points, amongst others. Our live data is delivered in less than one second from the venue to our clients, via an API or our Live Data Client product, which is fully customizable to optimize in-play trading.
●	Live Odds: We offer a popular live odds service that makes available fully automated provision of in-play content and related trading tools, enabling operators to offer live betting opportunities during matches. Our live odds service includes odds, odds management tools, score information and results confirmation. Our team of in-house experts administers full matches 24/7 in real-time, using our leading edge mathematical live odds models, ensuring we can provide profit-maximizing live odds. We invest heavily in maintaining our market leading and sophisticated odds model and simulations, backed by our proprietary statistical and AI processing.
●	Virtual Games: We build realistic motion capture and real video footage simulations to help bookmakers keep fans engaged during off-seasons. We currently offer virtual soccer, horse and dog racing, basketball, tennis, baseball and cricket. We are the official partner of the NBA for realistic motion capture simulations and for virtual baseball and soccer with the MLB and Bundesliga. Our proprietary Remote Game Server comes with a one-time e-wallet integration for zero client-side development effort when integrating additional virtual sports.
●	Sports betting and gaming platform: A sports betting platform is the core of every bookmaker operation. Our complete turnkey betting solution is built on powerful proprietary technology, which has been developed with the needs of our clients and the industry in mind, ensuring low-latency, scalability, modularity, automated handling of big data, and resiliency. Incorporating our entire leading product and service portfolio, the platform is set up to operate in major jurisdictions, with provisions for newly emerging regulated markets updated regularly.
●	Managed Betting Services: Managed Betting Services (“MBS”) includes MSS (formerly Managed Platform Services) and Managed Trading Services (“MTS”). Our MTS offering is a sophisticated, trading, risk, and liability management solution, natively embedding all Sportradar odds services and products. MTS is flexible and modular, enabling clients of all sizes and maturities to configure service components according to their need. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our clients to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models. MSS services provide a complete turnkey solution (including platform set-up, maintenance and support).

●	Marketing Services: We provide marketing solutions and technology to the whole ecosystem around sport using our proprietary marketing technology. This includes services for brands, rightsholders, betting and gaming operators and media companies. Our Marketing services can be categorized into the following three categories:
●	ad:s – ad:s is focused on awareness and acquisition for the betting and gaming industry. With our unique ability to understand, reach and engage the modern betting and gaming customer, we deliver targeted, personalized advertising at scale for improved marketing return-on-investment. It further covers a range of channels from programmatic display, video, audio and digital out of home, to paid social, and sponsorship.
●	Vaix – Vaix is focused on providing personalization and retention capabilities for betting and casino operators. We use market-leading Deep Learning AI models across customer relations management (CRM), sports and casino personalization to enable operators to increase retention, cutting churn and boosting loyalty, identify potential VIPs, and optimize bonuses.
●	FanID – Sportradar FanID is a unique first-party data marketing solution for the whole sports industry, with technology designed for brands, rightsholders and media companies. Powered by the first data clean room built specifically for the sports industry and by our proprietary marketing activation technology, Sportradar FanID offers an end-to-end solution that solves the challenge of being able to acquire and engage sports fans at scale, once third-party cookies are phased out.
●	Audio-Visual Content: We combine audiovisual content, which is to a great extent non-televised, and comprehensive content from our robust media rights portfolio. Our sports coverage is live 24/7 and our fully hosted player solution comes with low deployment and set-up costs, as well as quick-to-market integration.
●	OTT Streaming Solutions: We provide OTT streaming solutions including a video management platform and sports data extensions including automated content and visualizations, recommendations and personalization. Our OTT streaming solutions provide scalable infrastructure based on an extensive and longstanding experience in the industry.
●	Sports Performance: We offer a vast range of products and services to sports federations, leagues and teams providing for managing competitions, official data generation, automated content distribution and performance analysis. For example, a suite of competition management products offers leagues and federations the ability to control many facets of their operations, from schedules, game locations, standings, and player, team and arena images, as well as fan facing websites. Synergy Stats, another application, is used on location by a league or federation to generate their competition's official game stats. Additionally, we offer video and analytics products to teams that drive daily coaching and scouting workflows. These coaching and scouting products are powered by human and computer vision generated player and ball tracking data and sport specific deep event level data, with additional AI generated optimizations and insights that allow for more informed front office and coaching decision making.
●	Integrity Services: Sportradar Integrity services is a leading provider of monitoring, intelligence, education, consultancy, rights protection, and regulatory solutions for sports organizations, government authorities, and law enforcement agencies.

Our Technology

The majority of our technology development is handled in-house by our robust engineering team. We build and operate our technology to have high availability, horizontal scalability, low-latency and continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.

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

●	Build for High System Resilience and Availability. Our systems have been built for maximum security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our clients need them.

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

We employ experts dedicated to AI, computer vision and machine learning based innovation. We additionally employ quantitative analysts who focus on developing mathematical statistical models of sports. We use machine learning and AI, trained on historical data, to enrich our datasets, reduce costs via automation, and enable new use cases. For example, we leverage computer vision to automate in-game data collection powering live odds and other better use cases in several sports. We are also experimenting in utilizing audio recognition technology to augment visual detection of certain events.

Our objective is to automate data collection and production of live events, using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

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

Our Clients

Our customers include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Meta Platforms, Google, and Amazon; and broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and Rogers Media. We have also built a global, market-leading portfolio of relationships with over 400 leagues and federations.

Our top 10 customers contributed 26.1% of total revenue for the year-ended December 31, 2023. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our top 200 customers contributed approximately 77.6% of our total revenue for the year ended December 31, 2023, and represent the core of our business.

Our Go-to-Market Strategy

As a global leader in our industry, our commercial organization consistently identifies and capitalizes on growth opportunities worldwide, driven by evolving regulatory frameworks. Regions undergoing legalization like the United States, Latin America and APAC, present significant growth opportunities. In the United States, we have solidified partnerships with all major betting operators, spanning both multi-state and single-state licensed operations. Additionally, we have strategically aligned with key players in the media industry, enhancing our portfolio with renowned brands. Our strong presence over the past two decades in Europe, APAC, and Africa is a testament to our leadership in driving sustained engagement and growth in these regions. Through strategic enhancements and a client-centric focus we are poised to elevate our service delivery and drive mutual success for our clients and our organization.

Our Competition

We compete with a range of providers, each of whom may provide a component of our platform, but do not provide an integrated platform of software solutions that address the entire sports betting value chain. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers, including Genius Sports, Stats Perform, IMG Arena and BetConstruct.

We believe we compete favorably based on the following competitive factors:

●	size and depth of data and content portfolio;
●	expansive network of data journalists and specialized data operators;
●	breadth of software solutions;
●	strong relationships with sports league partners;
●	proprietary technology and odds models;
●	early investment into virtual sports and gaming; and
●	early and continued investment to build our U.S. presence.

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

Intellectual Property

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of December 31, 2023, we own 31 patents in the United States and Europe and have seven pending applications, and approximately 50 registered trademarks in the United States and several other countries, with four pending. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

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

Practices for Environmental, Social and Governance

At Sportradar, we manage our business with the goal of delivering value to all stakeholders, including our clients, league partners, shareholders, employees and local communities. Our sustainability strategy is led by a committee drawn from our executive and senior management, with oversight from and engagement with our Board and its Nominating and Corporate Governance Committee. This governance is intended to ensure sustainability principles are woven into our business procedures and integrated into our enterprise risk management to help ensure a robust approach to sustainability oversight. Our approach is underpinned by our conviction that ethics and good governance matter to our future success. Every employee, consultant, and director is required to read, understand and abide by our Code of Business Conduct and Ethics, which promotes responsible business practices through our policies, principles, values and behavioral expectations that our employees are expected to follow in their daily business activities. We require employees to regularly complete compliance trainings on our Code of Business Conduct and Ethics and other topics such as anti-bribery and corruption, harassment, data privacy and information security.

We promote and protect the integrity of sport through our Integrity services, which provides a wide range of match-fixing monitoring and detection tools. Since 2005, Sportradar Integrity services has been at the forefront of the defense against corruption in sport as a global leading supplier of fraud detection, investigative services and education and consultancy solutions.

As a global company with employees worldwide, our commitment to diversity, inclusion and equity is clear. Sportradar’s Employee Resource Groups (“ERGs”) foster a sense of community and belonging. Sportradar currently has four ERGs, each of which supports an inclusive and diverse workplace, promoting employee engagement and collaboration across our global offices: Women in Tech, Sportradar Pride, Multicultural, and Neurodiversity.

As a data and technology company with a highly distributed, office and home-based workforce, we believe that we are driving operational efficiencies that not only benefit our business but also reduce our waste disposal, energy consumption and carbon footprint. Our operations generate two principal environmental impacts: our cloud estate and our real estate. By moving most of our datacenter workload to the Amazon Web Services (AWS) cloud estate, we have reduced our carbon footprint and improved the resilience of our technology infrastructure in relation to climate-related risks. During 2023, sustainability factors were also included in the lease governance protocol to utilize in selecting office space and to take advantage of sustainable office developments as they arise. These factors also guide our evaluation of lease renewals. We are also committed to ensuring end-of-life IT equipment is appropriately handled through safe and sustainable recycling practices.

Additional information regarding our activities related to sustainability matters can be found in our Sustainability Report from March 2024, which is available on our website. The information contained on our website or in the Sustainability Report is not incorporated by reference into this report or any other Sportradar filing with the U.S. Securities and Exchange Commission.

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

Our failure, or certain of our clients’ or service providers’ failure, to comply with any of these laws, regulations, or rules or their interpretation could result in regulatory action, the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services or products, the suspension, revocation or non-renewal of, or placing of a restriction on, a license, registration, or other authorization required to provide our services or products, the limitation, suspension, or termination of services or products, changes to our business model, loss of consumer confidence, litigation, including private class action litigation, the seizure or forfeiture of our assets and/or reputational damage. Therefore, we are monitoring these areas closely to design compliant solutions for our clients and continue to adapt our business practices and strategies to help us comply with current and changing laws and regulations, legal standards and industry practices.

Regulation and Licensing

European laws and regulations

The last decade has seen the gaming industry (inclusive of sports wagering) in Europe evolve into a highly regulated sector. While the majority of European jurisdictions, including member states of the European Union, used to maintain gambling monopolies – in part based on century-old gambling legislation – there has been a major shift towards opening the market to private operators by introducing licensing opportunities and regulation encompassing iGaming and sports betting. Today, our clients, which include private B2C gambling and betting operators as well as state-owned monopoly operators, are subject to licensing in several European and EU jurisdictions.

Although the legislation and regulation on the provision of facilities for taking part in betting activities differ widely across jurisdictions in Europe, the protection of the betting customers (punters) from compulsive gambling behavior and overspending is one of the main legislative objectives of gambling and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gambling and betting laws primarily address the supply of betting (and other gambling) products to end consumers. Our business is conducted solely on a B2B basis, providing supply services to the betting industry, and does not include (betting) contracts with end-consumers. Most European betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a license. Only a few European jurisdictions require B2B providers to hold a license. On this basis, we currently hold B2B supplier licenses in Belgium, United Kingdom, Malta, Gibraltar, Greece, Romania and Sweden. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a license, we operate our business based on approvals or certifications granted by the appropriate governmental or regulatory authority or via agreements in which our customers warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our customers’ licensing status.

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

Privacy regulations

As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our customers and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and throughout the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require Member States to regulate marketing by electronic means and the use of web cookies and other tracking technology. Member States have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.

The GDPR introduced more stringent requirements (which will continue to be interpreted through guidance and decisions over the coming years) and requires organizations to erase an individual’s information upon request and limit the purposes for which personal data may be used. The GDPR also imposed mandatory data breach notification requirements and additional new obligations on service providers. In Switzerland, our home country, a revised Federal Act on Data Protection entered into force on September 1, 2023 and applies to the collection and processing of personal data bringing the Swiss legislation in closer alignment with the GDPR and introducing criminal sanctions in the form of fines of up to CHF 250,000.

A U.K. only adaptation of the GDPR took effect on January 1, 2021 under the U.K. Data Protection Act of 2018 and the U.K. General Data Protection Regulation (as defined by the U.K. Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019), which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from Member States to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission renews or extends that decision, and remains under review by the European Commission during this period. On March 8, 2023, the United Kingdom government published the Data Protection and Digital Information (No. 2) Bill which proposes updates to the current United Kingdom data protection regime. There is a risk that any material changes to the United Kingdom data protection regime could result in the European Commission reviewing the adequacy decision, and the United Kingdom losing its recognition if the European Commission deems the United Kingdom to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure.

Other countries have also passed or are considering passing laws requiring local data residency and/or restricting international data transfers. For instance, the China Personal Information Protection Law (“PIPL”) imposes strict requirements for cross-border data transfer by companies that collect personal information within the territory of China. Organizations must implement the China Standard Contractual Clauses for legitimizing their cross-border data transfers pursuant to the “Measures on the Standard Contract for Outbound Transfer of Personal Information” which took effect on June 1, 2023. Moreover, India’s Digital Personal Data Protection Act (“DPDP”) was published in the Indian’s State Gazette on August 11, 2023. While the DPDP permits transfers of personal data for processing to any country or territory outside India, the central government can impose restrictions through notifications. Additionally, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework (“DPF”), concluding that the U.S. protection of personal data transferred to organizations located in the U.S. certified under the DPF offers comparable protection to that of the EU. A similar approach was adopted by the United Kingdom and Switzerland. While the DPF should facilitate cross-border data transfers to the United States, it is poised to face legal challenges as certain third parties have announced their intent to appeal the DPF.

The European Commission’s Standard Contractual Clauses (“SCCs”) is a data transfer mechanism that can lawfully be used for personal data transfers from the European Union to the United States and most other countries. While the Court of Justice of the European Union (“CJEU”) upheld the adequacy of the SCCs, it determined that reliance on them alone may not necessarily be sufficient in all circumstances. Accordingly, use of the SCCs must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. The nature of these additional measures is uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. These developments require or may require us to review and amend the legal mechanisms by which we transfer personal data from the European Union and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation. These developments have greatly influenced the compliance actions we must engage in to transfer personal data from Europe to other jurisdictions.

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about customers or their devices. For example, the California Privacy Rights Act (“CPRA”), which became operational on January 1, 2023, significantly modified and expanded on the California Consumer Privacy Act (“CCPA”), creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Similar laws have been enacted or proposed in other states and have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the European Union, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive and national implementation laws which might be replaced by a new ePrivacy Regulation. The legal framework for electronic marketing and communication is constantly evolving and subject to enforcement by regulators, activists consumer protection organizations and individuals, which may require us to adapt our practices. While no official time frame exists for the ePrivacy Regulation, there will be a transition period for compliance after the ePrivacy Regulation is finalized. We will likely be required to expend further capital and other resources to ensure compliance with these evolving and changing laws and regulations. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g., websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media clients may also use our services to target jurisdictions where they are not permitted to advertise, and our risk mitigation controls may fail to identify and/or prevent this, which could cause our business to suffer adverse legal and reputational effects.

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

We strive to create an environment where our employees have the skills and confidence to make a positive contribution to the business and want to contribute to their full potential. We want employees to be engaged and motivated and have opportunities for personal development and career progression. We recognize that rewarding employees fairly, equitably and competitively and providing workplace flexibility is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees. For additional detail regarding the number of our employees by geography and category, see Item 6.D “Directors, Senior Management and Employees—D. Employees.”

C. Organizational Structure

Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation (Aktiengesellschaft) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company is a holding company and its primary operating subsidiary is Sportradar AG, a Swiss stock corporation. We have 46 subsidiaries as of December 31, 2023. Refer to Note 33 – List of consolidated entities, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Corporate Offices

We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific.

Our principal facility is our headquarters located in St. Gallen, Switzerland, which consists of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for 12-month terms. As of December 31, 2023, we also lease offices in multiple additional countries, including Australia, Austria, Belgium, Bosnia, Cyprus, Estonia, Germany, Greece, Gibraltar, India, Luxembourg, Malta, the Netherlands, Norway, the Philippines, Poland, Romania, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Taiwan, the United Kingdom, the United States and Uruguay.

All of the above leases expire or are up for renewal between 2024 and 2038. We intend to procure additional space as we continue to add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

The following discussion of our operating and financial review and prospects should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board.

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this Annual Report. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in Item 5 of Form 20-F filed on March 15, 2023 under the section entitled “Operating and Financial Review and Prospects” and is incorporated by reference into this Annual Report.

Overview

We provide mission-critical business-to-business (B2B) products and services to both the global sports ecosystem and the betting and gaming industry. Profit for the year from continuing operations was €34.6 million and €10.5 million for the years ended December 31, 2023 and 2022, respectively, representing a year-over-year increase of 230.2%. For the years ended December 31, 2023 and 2022, Adjusted EBITDA was €166.8 million and €125.8 million, respectively, representing year-over-year growth of 32.5%, profit for the year from continuing operations as a percentage of revenue was 3.9% and 1.4%, respectively, and Adjusted EBITDA margin was 19.0% and 17.2%, respectively.

During the year ended December 31, 2023, the Company initiated a broader set of strategic initiatives expected to streamline its operating structure to enhance focus on clients and partners, drive global innovation and product development, and propel long-term growth, and profitability. Prior to these strategic initiatives and during the year ended December 31, 2023, the Company had three reportable operating segments: Rest of the World (“RoW”) Betting, RoW Betting Audio-visual (“AV”), and United States. All revenues included in the RoW Betting and RoW Betting AV segments are generated from customers outside the United States. All other segment revenue includes various revenue streams, amongst others, the Marketing services and Integrity services revenue for the rest of the world (outside of the U.S.). Revenue generated from RoW Betting segment was 53.2% of total revenue, revenue generated from RoW AV segment was 20.8% of total revenue, revenue generated from United States segment was 18.9% of total revenue and 7.2% of total revenue was from RoW Other segment.

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

We continue to implement new technologies in the sports data and analytics industry including computer vision, data visualization and simulated sports, among others. We have proven, high-velocity development capabilities that allow us to remain agile and innovative, quickly responding to changes in the market and launching new products. We have strong operating leverage as our historical investments in data and technology continue to generate significant revenue over time. Moreover, our products are interconnected and build upon each other. For example, our live data offerings feed into our live odds offerings, which in turn power our Managed Trading Services (“MTS”) solutions product. Additionally, we benefit from generating and controlling the inputs to our own products across the entire value chain, and consequently our business is highly scalable as we sell similar products based on our content to many clients.

Our Customers and Business Model

We sell our products to a diverse customer base of betting operators, sports leagues and media companies globally. We generate revenue primarily via two types of arrangements: (i) a “fixed-fee recurring” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of matches, data and types of products received, with incremental surcharge components based on scale or usage where relevant, or (ii) variable “revenue share” whereby we receive a fixed percentage of the gross gaming revenue (“GGR”) or of the net gaming revenue (“NGR”) generated by our betting operator customers. Revenue share arrangements are typically structured with an agreed minimum fee but allow us to benefit from high betting volume.

For the year ended December 31, 2023, 69.4% of our total revenue was generated from fixed-fee recurring arrangements. The remaining 30.6% of revenue for the year ended December 31, 2023 was generated from revenue sharing arrangements. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while variable fees are normally based on per event usage-based surcharges and revenue sharing and are recognized as earned. We believe this mix of fixed-fee recurring and revenue sharing provides us with a stable, predictable base of revenue and allows us to participate in the upside from growing betting volume around the world, especially in more nascent geographies.

Revenue related to Betting data / betting entertainment Tools and Betting AV products and services are typically generated on a fixed-fee recuring basis with incremental surcharges based on usage above contractual minimums. Revenue for MTS product and Virtual gaming products is typically generated on a revenue sharing basis. Some MTS contracts include a loss participation clause. Our U.S. business, which includes sports entertainment, betting and gaming, also primarily operates using revenue sharing arrangements. Our sports entertainment (media and advertising) customers pay either on a recurring basis or in accordance with Marketing services provided for a specific period. Our revenue generation has a high degree of predictability because we have developed longstanding relationships with our customers.

Key Factors Affecting Our Business

We believe that the growth and future success of our business depends on many factors, including the following.

Capturing Share in New Legalized Sports Betting Markets by Expanding into New Geographies with Existing Customers and Adding New Customers

The continued legalization of sports betting in the United States and abroad is a growth driver that is expanding the addressable market for our solutions. Although the legalization of sports betting is still in its early days, we believe there is promising regulatory momentum, particularly in the United States. With the number one market share in the United States, significant investments in place, and deeply embedded relationships, we are well-positioned for sustained U.S. market leadership.

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

Developing New Innovative Products to Sell to Our Existing Customer Base

We intend to extend our leadership position by continuing to innovate and bring new products and technologies to market. We have a history of introducing successful new capabilities on our platform and extending our value proposition with customers. For example, we have leveraged our artificial intelligence capabilities to launch Insight Tech Services as a suite of standalone AI services for sportsbook operators, and our Alpha Odds automated odds recalculation tool which allows operators to generate bespoke betting prices in line with their risk exposure and liabilities. Our Augmented Streaming product is powered by the combination of AI capabilities and our depth in sports data to transform raw data into dynamic visual overlays to display for real-time betting statistics, performance insights, and 3D animations. We have expanded our Marketing services to include our FanID offering, providing rightsholders and brands a data clean room for marketing activation through the use of user fan data. Given the rapidly changing nature of the sports ecosystem, we expect to invest in product development to expand the value of our offerings for our customers. We leverage our wide breadth of sports, betting liquidity, and fan data to create value-add products for our existing relationships with sports leagues, betting operators and media companies. We are recognized as innovators at the forefront of sports data and continue to invest heavily in new capabilities such as computer vision, personalization, AI-driven immersive technologies, odds trading, risk management solutions and fully integrated platform services.

Expanding Our Partnerships with Sports Leagues

We have valuable relationships with sports leagues across the globe. We intend to continue to expand the breadth and depth of our partnership with sports leagues, including by pursuing new partnerships with sports leagues, big and small, in existing geographies, as well as in new geographies and in new sports categories. To our existing league partners, we provide critical technology and infrastructure allowing for the collection, analyzation and distribution of data to the media, teams and league analysts and the sports betting ecosystem generally. Our deep integrations into both the supply (leagues) and demand (betting operators and media companies) allow us to serve as a trusted, mission-critical partner. We plan to continue to use our strong positioning with many leagues to accelerate innovation and to expand the scope and value proposition of the services that we provide.

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

Macroeconomic Risks

Our financial performance is subject to global economic conditions and their impact on levels of discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, and financial condition or results of operations. The impact of inflationary pressures on the macroeconomy could slow the spending of our clients. Inflation could also negatively impact our operating costs by increasing costs incurred by us to operate our business due to higher costs from our vendors and increased personnel costs. Furthermore, uncertainty surrounding escalating military and political conflicts around the globe could negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. The recent global economic environment of heightened interest rates and inflation may impact the spending behavior of our customers and demand for our offerings.

While we have not experienced significant disruptions to our operations caused by the conflicts in Ukraine with Russia and in the Middle East, and while we do not expect any further disruption to our coverage content, we are unable to predict the full impact that these events or others will have on our operations and future financial performance, including demand for our offerings, impact to our customers and partners, actions that may be taken by governmental authorities, and impact to the overall macroeconomic environment, among other factors. For additional discussion related to macroeconomic risks, see “Risk Factors—Risks Related to Our Business and Industry— Economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as war or acts of terrorism, could adversely affect our business, financial condition or results of operations.”

Key Financial and Operational Performance Indicators

The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	(in thousands)
	2023	2022	2021
Profit for the year from continuing operations	€34,645	€10,491	€12,787
Adjusted EBITDA	€166,800	€125,846	€102,013
Profit for the year from continuing operations as a percentage of revenue	3.9%	1.4%	2.3%
Adjusted EBITDA margin	19.0%	17.2%	18.2%
Net Retention Rate	111%	119%	125%

See “Non-IFRS and Other Financial and Other Operating Metric” below for a definition, explanation and, as applicable, reconciliation these measures.

Non-IFRS Financial Measures and Operating Metric

We have provided in this Annual Report financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA and Adjusted EBITDA margin (together, the “Non-IFRS financial measures”), as well as our operating metric, Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the tables included below.

●	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sport rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), remeasurement of previously held equity-accounted investee (NSoft), professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, and a one-time charitable donation for Ukrainian relief activities.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either within purchased services and licenses or within depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sport rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that, by deducting the full amount of amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because our management believes that some excluded items are non-recurring in nature and this information is relevant in evaluating the results of the Company relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period from continuing operations, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure. The following is a description of the items excluded:

Share-based compensation: Includes restricted share units and stock options granted to employees, non-employee, and directors (including related employer payroll taxes). Although share-based compensation is a key incentive offered to our employees and directors, we continue to evaluate our business performance excluding share-based compensation expenses. Share-based compensation related to warrants granted to certain licensors is included in amortization of sport rights.

Impairment charges or income: Includes impairment losses on goodwill and intangible assets, and impairment loss and income on other financial assets, which we do not consider indicative of our ongoing operations.

Restructuring costs: Includes employee severance and other employee exit costs. We exclude costs incurred pursuant to discrete restructuring plans that are fundamentally different (in terms of the size, strategic nature and planning requirements, as well as the inconsistent frequency, of such plans). Because these restructuring plans are incremental to the core activities that arise in the ordinary course of our business and we believe are not indicative of the Company’s ongoing operating costs in a given period, we exclude these costs to facilitate a more consistent comparison of operating results over time.

Non-routine litigation costs: Includes legal costs in connection with matters related to one-time litigation and settlement costs.

Losses related to equity-accounted investee (SportTech): Represents non-cash losses unrelated to our core businesses because the equity-accounted investee, SportTech AG, operated on a business-to-consumer model as opposed to our core businesses that operate on a business-to-business model. On May 31, 2023, the Company sold its 49% interest in a joint venture to the majority shareholder, Ringier, and as a result exited the joint venture. The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee, which we do not consider indicative of our ongoing operations.

Remeasurement of previously held equity-accounted investee (NSoft): Prior to April 28, 2022, Sportradar held 40% of the shares of NSoft d.o.o. (“NSoft”). On April 29, 2022, the Company acquired an additional 30% of the shares in NSoft, thereby increasing its ownership to 70%. The difference between the fair value of the previous held interest in NSoft on the date of acquisition and the carrying value of the additional interest resulted in a gain of €7.7 million, which we do not consider indicative of our ongoing operations.

Professional fees for the Sarbanes Oxley Act of 2002 and ERP implementation: Includes external consultancy costs related to SOX and ERP implementation, as we do not consider these costs indicative of our ongoing operations.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the year from continuing operations:

	Years Ended December 31,
	2023	2022	2021

	(in thousands)
Profit for the year from continuing operations	€34,645	€10,491	€12,787
Finance income	(12,848)	(5,250)	(5,297)
Finance cost	33,731	41,447	32,540
Income tax expense	12,551	7,299	11,037
Depreciation and amortization	206,362	184,813	129,375
Amortization of sport rights	(160,017)	(140,200)	(94,312)
Foreign currency gains, net	(23,205)	(26,690)	(5,437)
Share-based compensation	39,712	28,637	15,431
Restructuring costs	8,005	5,528	—
Non-routine litigation costs	—	19,045	—
Losses related to equity-accounted investee[1]	17,303	3,985	—
Impairment of goodwill and intangible assets	9,854	—	—
Impairment loss on other financial assets	202	(5)	5,889
Remeasurement of previously held equity-accounted investee	—	(7,698)	—
Professional fees for SOX and ERP implementations	505	4,298	—
One-time charitable donation for Ukrainian relief activities	—	146	—
Adjusted EBITDA	€166,800	€125,846	€102,013

1 Losses for the year ended December 31, 2023 are comprised of €3.7 million share of loss in SportTech AG and €13.6 million loss on disposal of investment in SportTech AG.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The most directly comparable IFRS measure of profit for the year from continuing operations as a percentage of revenue is disclosed below:

	Years Ended December 31,
	2023	2022	2021

	(in thousands)
Profit for the year from continuing operations	€34,645	€10,491	€12,787
Revenue	€877,621	€730,188	€561,202
Profit for the year from continuing operations as a percentage of revenue	3.9%	1.4%	2.3%

In addition, we define our operating metric as follows:

●	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported Trailing Twelve Month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

For the year ended December 31, 2023, the top 200 customers represented approximately 77.6% of our revenue, an increase from 76.4% as of December 31, 2022. We believe our top 200 customers represent a good proxy for analyzing trends in our business and customer behavior. The Net Retention Rate was 111% in 2023 and 119% in 2022.

Components of our Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of profit or loss and other comprehensive income.

Revenue

Betting includes revenue derived from betting data and betting entertainment tools, Managed Betting Services (MBS) and Virtual Gaming. Below is a description of each:

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

There are certain sport betting contracts with customers incorporate a revenue share scheme in which Sportradar receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied at the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. Sportradar’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

MBS revenue includes Managed Trading Services (“MTS”) and MSS(formerly Managed Platform Services). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted and successful. MSS revenue consists of platform set-up fees for our turnkey solution.

MTS clients forward their proposed bets, known as “bet slips”, to us for consideration as to whether or not the bet is advisable. We have the ability to accept or decline this bet slip. If a bet slip is accepted, we will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of bets in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most of MTS contracts also include a loss participation clause in a situation when the applicable gaming revenue is negative and we are exposed to losses subject to the agreed loss participation percentage (typically the same percentage as the revenue share), which may be subject to a cap. Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share, is below agreed minimum fee).

MSS is part of our MBS business and provides a complete turnkey solution (including platform set-up, maintenance and support) to our clients. The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Virtual gaming revenue consists of income from a revenue share arrangement with clients in exchange for the provision of virtual sports data for Virtual Gaming. The Company receives income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. We receive a share of revenue based on the gaming revenue generated from the betting activity on the virtual game. The revenue share gives rise to variable consideration for each match, which is initially constrained until the related performance obligation is satisfied. The revenue share is generated from live betting events and revenue is recognized at the point in time of the actual customer sale performance. Our fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

Betting audiovisual (AV) revenue consists of revenue from the sale of a live streaming solution for online, mobile and retail sports betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance provided in the contract, we deliver this additional service level at the standalone market selling price. The additional obligation is then deemed satisfied and the revenue is recorded in the period of over performance.

Marketing and advertising (Ad:s) revenue consists of revenue streams from multiple marketing products and services for brands, rightsholders, betting and gaming operators and media companies. Customers generally agree to marketing commitments, either on a per campaign basis or for a fixed period commitment. Revenue is recognized at the point in time when the services are performed or equally over the contract term. Our Marketing services also include digital advertising services where the Company is buying advertising inventory and reselling the spaces to our customers. Under these arrangements, the Company may act as either a principal or as an agent which may require judgement to determine if the nature of the Company’s obligation to our customer is to provide the specified goods or services, or to arrange for those goods or services to be provided by the other party.

Other revenue includes various revenue streams including media revenue for the rest of the world and Integrity services. Integrity Services Revenue consists of monitoring, intelligence, education, and consultancy solutions for sports organizations, state authorities, and law enforcement agencies to support them in the fight against match-fixing and corruption. Revenue is primarily recognized on a straight-line basis over the contract term.

United States revenue consists of U.S. sourced media revenue from Application Programming Interfaces (“API”), whereby customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and AV revenue as well as Advertising and Sport Solutions services.

Sports solutions revenue arises from subscription based arrangements. The customer, either professional or college sports teams, purchases access to proprietary technology which links sports data and video clips to create visual statistics and analytics about players, teams, and specific games. Teams can sort and filter statistics and video clips in real time to better understand player and team strengths and weaknesses. The subscription is billed in advance for the entire service period, typically one year. Revenue is recognized equally over each month over the service period.

Costs and expenses

Purchased services and licenses (excluding depreciation and amortization). Purchased services and licenses (excluding depreciation and amortization) consist of the costs of delivering the service to our customers, which does not include license amortization and personnel costs. It consists primarily of fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, revenue shares for third-party content, advertising costs and operational fees, consultancy fees, and licenses and sports rights expenses that did not meet the recognition criteria, as well as IT development costs and other external service costs. These costs are primarily expensed as they are incurred.

Internally-developed software cost capitalized. Internally-developed software cost capitalized consists primarily of personnel costs and purchased services involved in software development and which meet the qualifying criteria for capitalization. Such costs are capitalized as part of the corresponding intangible asset as incurred.

Personnel expenses. Personnel expenses consist primarily of salaries and bonus compensation, share-based compensation, payroll taxes, social benefits and expenses for pension plans. Personnel expenses are expensed as incurred. Personnel expenses include costs related to internally-developed software meeting the qualifying criteria for capitalization, as such those costs are recognized as part of the capitalized internally developed software cost. Share-based compensation cost related to employees and directors of the Company is recognized on a graded vesting basis over the vesting period.

Other operating expenses. Other operating expenses consist primarily of legal and other consulting expenses, telecommunications and IT expenses, advertising and marketing expenses, travel expenses, and other expenses, all of which are recognized on an accrual basis, being expensed as incurred.

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

Impairment loss on goodwill and intangible assets

Impairment of intangible assets is recognized where we determine that the investment made in the respective intangible assets is not fully recoverable.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets consist primarily of impairment on loans granted by us to clients and management and the provision for expected credit losses in respect of trade receivables and contract assets.

Share of loss of equity-accounted investees

Share of loss of equity-accounted investees consist primarily of our share of the results of operations of associates and investees over which we have significant influence but not control or joint control.

Loss on disposal of equity-accounted investee

Loss on disposal of equity-accounted investee consists of the difference between the carrying amount of the investment on the date the Company exists a joint venture and the fair value of proceeds received.

Impairment loss on assets held for sale

Impairment loss on assets held for sale consists of remeasurement of non-current assets or disposal group held for sale at the lower of carrying amount and fair value less costs to sell.

Finance income

Finance income consists primarily of interest income from loans and bank account deposits.

Finance costs

Finance costs consist primarily of interest expense on license payables fees.

Segments

During the year ended December 31, 2023, the Company initiated a broader set of strategic initiatives expected to streamline its operating structure. Prior to these strategic initiatives and during the years ended December 31, 2023, 2022 and 2021, we managed and reported operating results through the following three reportable segments:

●	RoW Betting (53.2% of 2023 revenue, 53.3% of 2022 revenue, and 55.1% of 2021 revenue): The RoW Betting segment includes customers located outside the United States and represents revenue generated from betting and gaming solutions.
●	RoW AV (20.8% of 2023 revenue, 22.0% of 2022 revenue, and 25.0% of 2021 revenue): The RoW AV segment represents revenue generated from live streaming solutions for online, mobile and retail sports betting from customers outside the United States.

●	United States (18.9% of 2023 revenue, 17.5% of 2022 revenue, and 12.8% of 2021 revenue): The United States segment represents revenue generated from sports entertainment, betting and gaming in the United States.

	Segment Revenue			Segment Adjusted EBITDA
	Years Ended December 31,			Years Ended December 31,
	2023	2022	2021	2023	2022	2021

	(in thousands)
RoW Betting	€466,823	€389,092	€309,357	€209,562	€182,439	€176,987
RoW AV	182,196	160,522	140,162	52,211	46,494	39,246
United States	165,512	127,442	71,700	18,893	(4,141)	(22,625)
Other	63,090	53,132	39,983	(6,328)	(13,348)	(5,746)
Total	€877,621	€730,188	€561,202	€274,338	€211,444	€187,862
Unallocated corporate expense[1]				(107,538)	(85,598)	(85,849)
Adjusted EBITDA[2]				166,800	125,846	102,013
Profit for the year from continuing operations				€34,645	€10,491	€12,787

1 Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, IT and other costs not allocated to the segments.

2 Adjusted EBITDA is a non-IFRS financial measure and a reconciliation from profit for the year from continuing operations, its most directly comparable IFRS measure, is included in “Non-IFRS and Other Financial and Other Operating Metric” together with an explanation of the reasons we consider Adjusted EBITDA useful.

Comparison of Results for the Fiscal Years Ended December 31, 2023, 2022 and 2021

The following table sets forth the consolidated statements of profit or loss in Euros for the periods presented.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	€ change	%
	2023	2022	2021	2023-22	change

	(in thousands)
Revenue	€877,621	€730,188	€561,202	€147,433	20.2%
Purchased services and licenses (excluding depreciation and amortization)	(205,876)	(175,997)	(119,426)	(29,879)	17.0%
Internally-developed software cost capitalized	28,301	17,730	11,794	10,571	59.6%
Personnel expenses	(326,031)	(265,984)	(183,820)	(60,047)	22.6%
Other operating expenses	(89,443)	(95,891)	(87,308)	6,448	(6.7)%
Depreciation and amortization	(206,362)	(184,813)	(129,375)	(21,549)	11.7%
Impairment loss on trade receivables, contract assets and other financial assets	(6,179)	(1,552)	(5,952)	(4,627)	298.1%
Loss on disposal of equity-accounted investee	(13,604)	—	—	(13,604)	100.0%
Impairment of goodwill and intangible assets	(9,854)	—	—	(9,854)	100.0%
Remeasurement of previously held equity-accounted investee	—	7,698	—	(7,698)	(100.0)%
Share of loss of equity-accounted investees	(3,699)	(4,082)	(1,485)	383	(9.4)%
Foreign currency gains, net	23,205	26,690	5,437	(3,485)	(13.1)%
Finance income	12,848	5,250	5,297	7,598	144.7%
Finance costs	(33,731)	(41,447)	(32,540)	7,716	(18.6)%
Net income before tax	47,196	17,790	23,824	29,406	165.3%
Income tax expense	(12,551)	(7,299)	(11,037)	(5,252)	72.0%
Profit for the year from continuing operations	34,645	10,491	12,787	24,154	230.2%
Loss from discontinued operations, net of tax	(751)	—	—	(751)	100.0%
Profit for the year	€33,894	€10,491	€12,787	€23,403	223.1%

Revenue

Revenue was €877.6 million for the year ended December 31, 2023, an increase of €147.4 million, or 20.2%, compared to €730.2 million for the year ended December 31, 2022. In the year ended December 31, 2023, 53.2% of our total revenue was generated from RoW Betting, 20.8% from RoW AV, 18.9% from solutions sold into the U.S. market and 7.2% from other. This revenue increase was driven by Betting data/Betting entertainment tools growth of €62.0 million as a result of stable growth across all products due to a growing customer base, price increases, and upselling of packages. MBS revenue growth of €40.0 million was driven by MTS, due to increases in betting turnover traded by our systems in addition to the success of our strategy to upsell and cross sell customers our higher value-add products. MSS additionally contributed to MBS growth primarily due to one new customer contract in Taiwan. Revenue growth of €29.9 million in Betting AV was driven by growth from existing customers and positive impacts from new customers, positively impacted by sport rights licenses with CONMEBOL and NBA. Other revenue including Marketing services and Sports solutions increased €19.0 million, strongly driven by new customers for these services.

Revenue for the Company’s major product groups consists of the following for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	2023	2022	2021

	(in thousands)
Betting data / Betting entertainment tools	€278,157	€237,043	€214,034
Managed Betting Services (“MBS”)	175,862	135,895	79,966
Virtual Gaming	12,804	16,154	15,357
Rest of the World Betting revenue	466,823	389,092	309,357
Betting AV	182,196	160,522	140,162
Other revenue	63,090	53,132	39,983
Rest of the World revenue	712,109	602,746	489,502
Media and advertising revenue	58,914	53,010	33,796
Betting data	50,629	29,737	15,150
Betting AV	19,173	10,963	5,166
Sports Solutions	36,796	33,732	17,588
United States revenue	165,512	127,442	71,700
Total Revenue	€877,621	€730,188	€561,202

Purchased services and licenses (excluding depreciation and amortization)

Purchased services and licenses (excluding depreciation and amortization) were €205.9 million for the year ended December 31, 2023, an increase of €29.9 million, or 17.0%, compared to €176.0 million for the year ended December 31, 2022. This increase was primarily driven by increased cost of materials and goods of €10.5 million primarily related to one customer contract in Taiwan, an increase of €8.3 million related to external IT development and product delivery costs, an increase of €8.1 million related to sport rights costs not eligible for capitalization, and increased media and advertising costs of €4.4 million due to growth in our customer base.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €28.3 million for the year ended December 31, 2023, an increase of €10.6 million, or 59.6%, compared to €17.7 million for the year ended December 31, 2022. This increase was primarily driven by continued investment in new product offerings which has resulted in an increase of €6.2 million capitalized personnel expenses and €4.4 million increased capitalized external vendor costs for software development projects related to computer vision AI, alpha odds, and regulatory services, in addition to expanding product offerings and services unique to certain sport rights licenses.

Personnel expenses

Personnel expenses were €326.0 million for the year ended December 31, 2023, an increase of €60.0 million, or 22.6%, compared to €266.0 million for the year ended December 31, 2022. This increase was primarily driven by increased salaries and wages expense, increased social security taxes, and increased other benefits expenses of €44.7 million, €7.6 million, and €4.3 million, respectively, driven by a greater number of FTEs due to both organic and inorganic growth, and higher share-based compensation expense due to increased number of equity awards granted to our employees. We experienced increased wages and benefits costs compared to 2022 due to inflation and competitive job markets for the skilled employees who support our businesses. Further, in October 2023, the Company initiated measures to realign its business and strategic priorities resulting in an increase of €3.5 million severance obligation costs incurred in connection with this restructuring action compared to separate restructuring actions taken in 2022.

Other operating expenses

Other operating expenses were €89.4 million for the year ended December 31, 2023, a decrease of €6.4 million, or 6.7%, compared to €95.9 million for the year ended December 31, 2022. This decrease was driven by one non-routine litigation and settlement cost of €19.0 million not recurring in the current year and a further decrease of €5.6 million in public company liability insurance costs year-over-year. These decreases were offset by increases in costs associated with ongoing business activities primarily due to an increase of €5.8 million related to office costs for new branch and office locations, an increase of €4.5 million related to consulting and audit fees associated with public company and Sarbanes-Oxley Act compliance initiatives, an increase of €4.0 million related to software-as-a-service license fees attributable to increased employee headcount during the year and increases in vendor fees per license, and an increase of €2.2 million related to travel costs.

Depreciation and amortization

Depreciation and amortization were €206.4 million for the year ended December 31, 2023, an increase of €21.6 million, or 11.7%, compared to €184.8 million for the year ended December 31, 2022. This increase was primarily driven by higher amortization of sport right licenses in the amount of €17.6 million, resulting from new sport rights deals, increased depreciation of €2.6 million resulting mainly from new office lease agreements, increased amortization of €1.5 million from internally generated intangible assets, and increased amortization of intangible assets acquired through business combinations of €1.5 million.

Impairment of goodwill and intangible assets

An impairment loss related to goodwill and intangible assets of €9.9 million was recognized in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2023. The impairment was triggered by the strategic decision to divest or ramp-down certain products and customer contracts within the RoW Other cash generating unit (CGU). There was no impairment of intangible assets for the year ended December 31, 2022.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €6.2 million for the year ended December 31, 2023, an increase of €4.6 million, or 298.1%, compared to €1.6 million for the year ended December 31, 2022. In 2023, management initiated certain credit risk management activities, resulting in €6.7 million provision charge on expected credit losses on trade receivables from higher sales of past-due receivables to collection agencies. In 2022, the impairment loss consisted primarily of trade receivable and contract assets.

Share in loss of equity-accounted investee

Share in loss of equity-accounted investees was €3.7 million for the year ended December 31, 2023, a decrease of €0.4 million, or 9.4%, compared to €4.1 million for the year ended December 31, 2022. The share in loss of equity-accounted investee for the year ended December 31, 2023 is attributable to the joint venture SportTech AG, which was an associate of the Company until May 22, 2023. In the prior year, the loss is attributable to NSoft, which was an associate of the Company until April 29, 2022, and SportTech AG, which was an associate of the Company beginning August 4, 2022.

Loss on disposal of equity-accounted investee

On May 31, 2023, the Company sold its 49% interest of SportTech AG, to the majority shareholder, Ringier, and exited the joint venture. The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee of €13.6 million. There was no loss on disposal of equity-accounted investee for the year ended December 31, 2022.

Foreign currency gains, net

Foreign currency gains, net, was €23.2 million for the year ended December 31, 2023, a decrease of €3.5 million, or 13.1%, compared to €26.7 million for the year ended December 31, 2022. The decrease was primarily driven by the development of U.S. dollars to Euros foreign currency exchange rate on cash equivalents denominated in U.S. dollars, which are partly offset by foreign currency losses on trade payables denominated in U.S. dollars.

Finance income

Finance income was €12.8 million for the year ended December 31, 2023, an increase of €7.6 million, or 144.7%, compared to €5.3 million for the year ended December 31, 2022. The increase was primarily driven by €4.4 million in changes in fair value of contingent consideration liabilities related to historical acquisitions and increased interest income of €2.4 million related to the Company’s U.S. money market funds.

Finance costs

Finance costs was €33.7 million for the year ended December 31, 2023, a decrease of €7.7 million, or 18.6%, compared to €41.4 million for the year ended December 31, 2022. This decrease was primarily related to lower interest costs of €18.9 million due to prepayment of the €420.0 million senior secured term loan facility in the prior year, offset by an increase of €10.1 million interest costs related to capitalized sport rights licenses.

Income tax expense

Income tax expense was €12.6 million for the year ended December 31, 2023, an increase of €5.3 million, or 72.0%, compared to €7.3 million for the year ended December 31, 2022. The increase year-over-year was driven by higher net income before tax, offset by the impact of a lower effective tax rate. The Company’s effective tax rate for the year ended December 31, 2023 was 26.6% compared to 41.0% for the year ended December 31, 2022. The effective tax rate for 2023 was favorably impacted primarily by significant unrealized foreign exchange gains in the Company’s Switzerland-based entities which had a statutory tax rate of 14.3%, and a tax refund ruling in relation to a prior year tax dispute in one of the jurisdictions in which the Company operates. The favorable impact is partially offset by a deferred tax asset impairment on the associated tax step-up.

Loss from discontinued operations

On May 31, 2023, BetTech Gaming (PTY) Ltd (“BetTech”) became a wholly-owned subsidiary in connection with the Company’s exit from its investment in SportTech AG. The Company immediately committed to a plan to sell BetTech. In November 2023, the Company sold BetTech to a third party. BetTech is presented as discontinued operations in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2023. Net loss from discontinued operations was €0.8 million for the period of June 1, 2023 to November 30, 2023. There are no discontinued operations for the year ended December 31, 2022.

Recent Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2.1—New and amended standards and interpretations, to our consolidated financial statements included elsewhere in this Annual Report.

The amendments to IAS 8 Definition of Accounting Estimates and the amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies have had an impact on the Company’s disclosures of accounting policies related to the use of estimates, judgements and assumptions in Note 2—Material accounting policy information, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

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

Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities, and from proceeds of issuances of equity. As of December 31, 2023 and 2022, we had cash and cash equivalents of €277.2 million and €243.8 million, respectively. Our cash consists of cash in bank accounts and highly liquid investments. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

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

Borrowings

In November 2020, we entered into a Credit Agreement (as amended and restated September 16, 2022) with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan SE (formerly, J.P. Morgan AG) (as Agent) and Kroll Trustee Services Limited (formerly, Lucid Trustee Services Limited) (as Security Agent) that provided a €420.0 million senior secured term loan facility (the “Term Loan Facility” or “Facility B”) and a €110.0 million multicurrency senior secured revolving credit facility (the “Original RCF”). Our wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

On July 14, 2022 and December 14, 2022, we prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments, thereby reducing the outstanding Facility B commitments to zero.

On September 16, 2022, we established a €110.0 million additional revolving facility by way of a fungible increase to the Original RCF (the “Additional RCF”, and together with the Original RCF, the “RCF”), increasing the total RCF commitments to €220.0 million. Only the RCF remains outstanding under the Credit Agreement as of December 31, 2023.

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

Equity

For the year ended December 31, 2023, our shareholders’ equity increased by €116.2 million to €867.8 million, compared to shareholders’ equity of €751.6 million for the year ended December 31, 2022. This is mainly due to profit from continuing operations of €34.6 million, a net increase of €30.0 million from equity-settled share-based payments activity, and €52.0 million increase related to certain grants to sport rights holders.

Capital Expenditures

Our capital expenditures consist primarily of payments for capitalized sports rights and capitalized personnel expenditures and external vendor costs for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2023 was €200.3 million, an increase of €37.7 million, or 23.2%, from €162.6 million for the year ended December 31, 2022. This increase was primarily driven by certain sports rights and software development projects.

For additional information regarding our contractual commitments and contingencies, see Note 27 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2023	2022	2021

	(in thousands)
Net cash from operating activities	€258,645	€168,077	€132,221
Net cash used in investing activities	(202,090)	(246,567)	(333,768)
Net cash (used in) / from financing activities	(17,632)	(459,848)	539,766

Net cash from operating activities

Net cash from operating activities was €258.6 million for the year ended December 31, 2023, an increase of €90.6 million from €168.1 million for the year ended December 31, 2022. A year-over-year increase of €3.8 million was attributable to positive impact on working capital movement and interest paid/received impact. A year-over-year increase of €81.4 million cash flow from operating activities before working capital changes is primarily driven by year-over-year increased profit for the year of €23.4 million adjusted for a significant higher amounts of non-cash effective expenses, including higher amortization and impairment charges of €28.8 million, higher equity-settled share-based payments of €12.9 million, and €13.6 million of one-time losses incurred in connection with the disposal of equity-accounted investee SportTech AG.

Net cash used in investing activities

Net cash used in investing activities was €202.1 million for the year ended December 31, 2023, a decrease of €44.5 million from €246.6 million for the year ended December 31, 2022. This decrease was mainly due to €30.7 million less cash used to acquire businesses and financial assets, and settlement of contingent consideration from historical acquisitions. During the year ended December 31, 2023, €4.9 million of investing outflows was related to the acquisition of one business in Cyprus, €7.9 million was related to the settlement of contingent and deferred consideration from historical acquisitions, and €3.7 million was related to the acquisition of an investment in financial asset. In the year ended December 31, 2023, investing cash inflows include proceeds of €15.2 million from the disposal of SportTech AG equity-accounted investee. In the year ended December 31, 2022, investing cash flows include cash contributions to SportTech AG equity-accounted investee of €27.8 million. The overall decrease was additionally offset by the increase in capital expenditures of €37.7 million, driven by certain sport rights and software development projects.

Net cash used in financing activities

Net cash used in financing activities was €17.6 million for the year ended December 31, 2023, compared to net cash used in financing activities of €459.8 million for the year ended December 31, 2022. The change was mainly due to prepayments on borrowings of bank debt of €420.7 million and the purchase of a 7% non-controlling interest in subsidiary Sportradar US, LLC for €28.2 million in cash, offset by an increase in 2023 of purchased treasury shares of €5.2 million in connection with vesting events to cover employee withholding taxes.

C. Research and Development, Patents and Licenses, Etc.

We continue to make substantial investments in research and development in key areas of technology and innovation. Our tribes are aligned to business domains and work to deliver new strategic features and capabilities for Sportradar as well as supporting the existing product suite. Sportradar operates a ‘hub and spoke’ governance model so that decisions are taken as close to the context of the problem as possible.

Our primary focus is on both the development of existing and new innovations in several areas such as automated data processing and enrichment using artificial intelligence, machine learning and computer vision that leverages our unique data assets. In addition, we continue to evolve our products and services to enhance value to our customers including optimizing our platforms to provide rapid data ingestion with low latency and developing innovative products.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS Accounting Standards, as issued by the IASB. The preparation of these historical financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting estimates are described in Note 2 —Material accounting policy information to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Carsten Koerl	59	Chief Executive Officer and Director
Eduard H. Blonk	53	Chief Commercial Officer
James Gerard Griffin	56	Chief Financial Officer
Lynn S. McCreary	64	Chief Administrative Officer, Chief Legal Officer, and Secretary

Non-Employee Board Members
Jeffery W. Yabuki	64	Chairman
Deirdre Bigley	59	Director
John A. Doran	45	Director
George Fleet	54	Director
William Kurtz	66	Director
Hafiz Lalani	44	Director
Rajani Ramanathan	56	Director
Marc Walder	58	Director

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

Eduard H. Blonk has served as our Chief Commercial Officer since December 2020. Mr. Blonk leads the Global Commercial organization, consisting of Global Sales, Marketing, Communications, Strategic Sports Partnerships and Integrity services. He has been with Sportradar since 2015, predominantly as the Managing Director of Global Sales. Prior to joining Sportradar, he spent 18 years in a range of global sales and marketing management roles, working within the telecommunication and data communications industry across B2B and B2C organizations in the Netherlands, Germany, and the U.S., including Siemens Mobile, Siemens Communications, and Gigaset Communications. Mr. Blonk holds a Bachelor of Electrical Engineering and Business Economics degree from the Hague University of Applied Sciences.

James Gerard Griffin has served as our Chief Financial Officer since May 2023. On January 24, 2024, the Company announced that Mr. Griffin will be departing the Company for personal reasons and will continue as Chief Financial Officer until May 31, 2024 or the appointment of a permanent successor, if earlier. Prior to joining Sportradar, Mr. Griffin served as Chief Financial Officer at Zynga, Inc., a global leader in interactive entertainment, from 2016 to 2022. Before joining Zynga, Mr. Griffin spent more than 10 years at Electronic Arts Inc., serving as Senior Vice President of Finance where he was the finance leader for EA’s Studios, Marketing and Publishing organizations, after having spent more than six years in Geneva, Switzerland, as Vice President and Chief Financial Officer for EA International. Prior to that, Mr. Griffin held several senior finance roles domestically and internationally at technology and media companies, including NBC Universal and Primedia, and in public accounting with KPMG in both Dublin and New York. Mr. Griffin holds a Bachelor of Commerce degree from University of Galway and a postgraduate diploma in Professional Accounting from University College Dublin. Mr. Griffin is a fellow in the Institute of Chartered Accountants of Ireland.

Lynn S. McCreary has served as our Chief Legal Officer and Secretary since June 2021 and Chief Administrative Officer since December 2022. Prior to joining Sportradar, Ms. McCreary served as Chief Legal Officer, Chief Ethics and Compliance Officer and Corporate Secretary at Fiserv, Inc. a global fintech and payments company, from July 2013 to March 2021, serving as the company’s Deputy General Counsel from March 2010 to July 2013 and was a partner at Bryan Cave LLP from January 2003 to March 2010. Ms. McCreary has served on the board of directors of NMI Holdings, Inc. since May 2019, is on the Risk Committee, and is the Chairman of the Nominating and Governance Committee. Ms. McCreary also serves on the board of Thredd Group Limited, a UK based payments company, where she chairs the risk committee. She also serves on the board of Washburn University School of Law and is a Trustee of Washburn University. Ms. McCreary holds a Bachelors of Arts degree from Western New England University and a Juris Doctor degree from Washburn University School of Law.

Non-Employee Board Members

The following is a brief summary of the business experience of our non-employee board members.

Jeffery W. Yabuki has served as the Chairman of our board of directors since January 2021. Mr. Yabuki is currently Chairman of Motive Partners, a specialist private equity firm focused on control-oriented growth equity and buyout investments in global fintech. He joined the firm in September 2021 and currently chairs its Investment Committee and Global Advisory Council. Since January 2024 he has served as the Chairman and Chief Executive Officer of InvestCloud Inc., a global provider of wealth and asset management solutions. Previously, Mr. Yabuki served as the Executive Chairman of Fiserv, Inc., a global leader in financial services and payments technology, from July 2019 to December 2020. Mr. Yabuki was also the Chief Executive Officer from December 2005 to July 2020. Before joining Fiserv, Mr. Yabuki spent six years at H&R Block where he was the Chief Operating Officer. He also held various leadership roles at American Express for 12 years. Mr. Yabuki has served since 2017 as a member of the board of directors of Royal Bank of Canada, currently serving on the Human Resources Committee and the Risk Committee, and has served on the board of directors of Nasdaq Inc. since June 2023 where he is a member of the Management Compensation Committee and the Nominating & ESG Committee. He previously served on the boards of directors of Ixonia Bancshares, Inc. from 2014 to 2021 and SentinelOne, Inc. from 2021 to 2023. Mr. Yabuki holds a Bachelor of Science degree in accounting from California State University, Los Angeles, and was formerly a Certified Public Accountant in the states of California and Minnesota. We believe Mr. Yabuki’s extensive public company board and leadership experience makes him well-qualified to serve as the Chairman of our board of directors.

Deirdre Bigley has served as a member of our board of directors since April 2021. Ms. Bigley most recently served in several roles with Bloomberg LP, a financial services company, since September 2009, including as its Chief Marketing Officer from June 2014 through June 2021. Ms. Bigley has served as a member of the board of directors of various public companies as follows: (i) since May 2016, as a member of the board of directors and the Chair of the Compensation Committee, and member of the Nominating and Governance Committee of Shutterstock Inc.; (ii) since November 2017, as a member of the board of directors and a member of the Compensation, Nominating and Governance, and Audit Committees of Wix.com Ltd.; and (iii) since April 2021, as a member of the board of directors and a member of the Audit Committee of Taboola.com Ltd. In addition, she has served on the boards of directors of Slice since July 2019 where she has been Chair of the Compensation Committee since November 2023, and Recorded Future since July 2020. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.

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

George Fleet has served as member of our board of directors since December 2018. Mr. Fleet founded Benella & Co. Limited in December 2017 and has served as a member of its board of directors since its founding. Mr. Fleet serves as Chairman of Advisory of Canaccord Genuity Limited having been previously Head of Advisory, Europe from November 2018 to November 2023, where he served as a member of the New Business and Executive Committees and led the coverage of the gaming and leisure sectors. Mr. Fleet has served on the board of Casumo Holding PLC, an online gaming group providing casino and sportsbook, since November 2022 and as its Chairman since September 2023, and is Chair of the Finance and Audit Committee and a member of the Remuneration Committee. From September 2015 to February 2018, Mr. Fleet served as Managing Director of Houlihan Lokey. Prior to that, he served as Director of McQueen Ltd. and its affiliates from March 2003 to September 2015. Mr. Fleet is a Fellow of the Institute of Chartered Accountants in England and Wales. He holds a Bachelor of Arts in Economics from the University of Leeds. We believe Mr. Fleet’s profound experience in investment banking, with particular focus in complex public and private acquisitions, mergers and dispositions and the betting and gaming sector, make him well-qualified to serve as a member of our board of directors.

William Kurtz has served as a member of our board of directors since May 2023. Mr. Kurtz is a senior financial and operations executive with over 30 years of experience operating as chief financial officer or chief operating officer at several private and public technology companies. Mr. Kurtz has most recently served as the Interim Chief Executive Officer at Ripcord, Inc., a records management and document intelligence company, from June 2021 to January 2022, and previously served as Chief Commercial & Financial Officer from January 2020 to June 2021. Prior to that, Mr. Kurtz served as Executive Vice President and Chief Commercial Officer of Bloom Energy Corporation, a manufacturer of on-site power generation platforms, from 2015 to January 2019, and then as a strategic advisor from January 2020 to January 2021. Prior to that, he served as Bloom’s Chief Financial Officer and Chief Commercial Officer beginning in 2008. Mr. Kurtz currently sits on the board of directors of Aterian Inc. (formerly Mohawk Group), a Nasdaq listed company where he serves as Chairman of the Board, and as a member of the audit and the compensation committees, and on the board of Ripcord Inc., where he serves on the audit committee. Also, since September 2016 he has served on the board of directors of Verint Systems Inc., a Nasdaq-listed analytics company, and he currently serves as chairman of its audit committee and as a member of the governance committee. Prior to 2008, Mr. Kurtz held the Chief Financial Officer or other senior finance roles for Novellus Systems (now Lam Research), Engenio Information Technologies, 3PARdata (now part of Hewlett Packard Enterprise), Scient Corporation, and AT&T Corporation. Mr. Kurtz previously served as the chairman of the audit committees of Violin Memory, PMC-Sierra (now part of Microsemi Corporation), and Redback Networks (now part of Ericsson). We believe that Mr. Kurtz’s financial expertise, as well as his extensive business and leadership experience, including his prior service as the chief financial officer of public companies and his service on the audit committees of several companies, qualifies Mr. Kurtz as a financial expert and further qualifies him to serve as a director.

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

Rajani Ramanathan has served as a member of our board of directors since May 2023. Ms. Ramanathan currently serves as an advisor and director to several public and private technology companies in the AI, VR, Blockchain, and connected (IoT) technology space. Since June 2021, she has served on the board of Guidewire Software Inc., a NYSE listed company offering an industry platform for property and casualty insurance carriers. She has served on their Compensation Committee and Risk Committee since June 2021 and as Chairperson of the Risk committee since October 2022. Since July 2022, Ms. Ramanathan has served on the board of Faro Technologies, Inc., a Nasdaq listed global leader in 4D digital reality solutions. She is a member of its Talent Development and Compensation Committee. Since October 2021, she has also served on the board of Hayden AI, a private company providing smart city solutions that developed the world’s first autonomous traffic management platform. From June 2014 to January 2024, Ms. Ramanathan served as a member of the board of directors of ESI Group, a French publicly traded company providing virtual prototyping software solutions and services. From July 2015 to July 2022, she chaired ESI’s Technology and Marketing Committee and from September 2022 to October 2023, she chaired ESI’s Compensation Committee and the Nomination and Governance Committee. Since the acquisition of ESI Group by Keysight Technologies in October 2023, she continued to chair its Compensation Committee and also served as member of the Audit Committee, until the acquisition formalities were completed and the company was acquired and delisted in January 2024. From June 2000 to March 2014, Ms. Ramanathan served in a variety of leadership roles at Salesforce, a cloud software company, most recently as its Chief Operating Officer and Executive Vice President – Technology and Products. In 2014, she was awarded the YWCA TWIN (Tribute to Women and Industry) Award, which has long been considered one of Silicon Valley’s most prestigious awards honoring women who exemplify leadership excellence in executive-level positions. We believe that Ms. Ramanathan is qualified to serve as a director based on her extensive background in the technology industry and business management and her independent service on the boards of several companies in the technology sector.

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

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2023, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

2023 Executive Officer and Board Member Compensation

In 2023, we incentivized our executive officers to attain short-term company and individual performance goals in the form of annual cash bonuses specific to each officer and desired results. Each officer had an annual target bonus for 2023 expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2023 were generally based on a Company-wide financial Adjusted EBITDA metrics and individual contributions and were determined by the board of directors for the Chief Executive Officer and the compensation committee for the other officers.

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2023 was CHF 29.1 million, which is an aggregate amount that includes any salary, bonuses, equity compensation and applicable social security and pension contributions.

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

The following table identifies the amount of Class A ordinary shares initially received pursuant to the MPP by the directors and executive officers who participated in the MPP in 2021.

Class A Ordinary
Shares Received
Name	Pursuant to MPP
Executive Officers
Carsten Koerl	—
Eduard H. Blonk	225,833
James Gerard Griffin	—
Lynn S. McCreary	—
Non-Employee Board Members
Jeffery W. Yabuki	370,602
Deirdre Bigley	—
John A. Doran	—
George Fleet	112,901
William Kurtz	—
Hafiz Lalani	—
Rajani Ramanathan	—
Charles J. Robel[1]	451,665
Marc Walder	225,833
All Other MPP Participants	6,973,704

1Mr. Robel ceased serving as a non-employee board member at our annual general meeting of shareholders held on May 16, 2023.

Omnibus Stock Plan – the 2021 Plan

We adopted and our shareholders approved, in a consultative vote, the Sportradar Group AG Omnibus Stock Plan (the “2021 Plan”), under which we may grant cash and equity-based incentive awards to eligible individuals in order to attract, retain and motivate the persons who make important contributions to us and our subsidiaries. Our Chief Financial Officer, James Gerard Griffin, received a stock option grant under the 2021 Plan to purchase 3.5 million shares on May 9, 2023. The exercise price of the ten-year option is $12.90 and it vests in annual installments over four years as follows: 875,000 options vest on the second anniversary of the date of grant and 1,312,500 options vest on the third and fourth anniversary of the date of grant (in each case subject to acceleration upon termination of service in certain circumstances). As previously disclosed by the Company, Mr. Griffin will be departing the Company for personal reasons and, accordingly, the Company expects that the stock option grant will remain unvested upon his termination and will be forfeited as a result. The following summarizes the salient terms of the 2021 Plan:

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

Shares Available for Awards

We initially reserved an aggregate of 29,239,091 Class A ordinary shares for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan. As of December 31, 2023, approximately 16,859,230 Class A ordinary shares were available for future awards to be issued under the 2021 Plan.

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

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, RSU, and other stock or cash-based awards. Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code (as defined below under Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”). All awards under the 2021 Plan are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following is a brief description of each award type under the 2021 Plan:

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
●	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.
●	Other Stock or Cash Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our Class A ordinary shares and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A ordinary shares or other property. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include performance goals and other vesting metrics and conditions.

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

Our board of directors currently consists of nine members. Our board has determined that Jeffrey W. Yabuki, Deirdre Bigley, John A. Doran, George Fleet, William Kurtz, Hafiz Lalani, Rajani Ramanathan and Marc Walder do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the Nasdaq rules. There are no family relationships among any of our directors or executive officers.

Board Committee Composition

The board has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees is governed by a charter that is available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report.

Audit Committee

The audit committee, which consists of William Kurtz, George Fleet, and Rajani Ramanathan, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. William Kurtz serves as Chair of the committee. The audit committee consists exclusively of members of our board who are financially literate, and William Kurtz is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that all members satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

The audit committee is responsible for:

●	selecting and recommending the appointment of the independent auditor to the general meeting of shareholders;
●	the supervision, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by the independent auditor before the independent auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence;
●	reviewing and discussing with the board and the independent auditor our annual audited financial statements and any quarterly financial statements prior to the filing of the respective annual and quarterly reports;
●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements;
●	overseeing enterprise risk management policies and guidelines, including cybersecurity;
●	reviewing material legal issues and matters affecting the Company;
●	establishing procedures for the treatment of financial whistleblower and similar submissions; and

●	approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but, in any event, will meet at least four times per year. The audit committee will meet at least once per year with our independent auditor, without our executive officers being present.

Compensation Committee

The compensation committee, which consists of Deirdre Bigley, John A. Doran, Hafiz Lalani and Marc Walder assists the board in establishing and reviewing the Company’s compensation philosophy and policy and determining executive officer compensation (other than the chief executive officer which is reserved for the board of directors). Deirdre Bigley serves as Chair of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of compensation committee members meet these heightened standards. We are also subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (as replaced by the revised Swiss CO as of January 1, 2023), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. Based on these regulations, the members of the compensation committee will be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and the general meeting of shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management.

The compensation committee is responsible for:

●	developing for Board approval a compensation philosophy consistent with the Articles;
●	administering the Company’s equity-based compensation plans and clawback policies;
●	recommending the compensation for our board members to the board of directors, for adoption at the general meeting of shareholders;
●	making recommendations to the Board regarding chief executive officer compensation; and
●	determining the compensation of our key executives other than the chief executive officer.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of George Fleet, Deirdre Bigley, Hafiz Lalani and Marc Walder, assists our board in identifying individuals qualified to become (or be re-elected as) members of our board consistent with criteria established by our board and in developing our corporate governance principles. George Fleet serves as Chair of the committee.

The nominating and corporate governance committee is responsible for:

●	identifying selection criteria and appointment procedures for board members;
●	reviewing and evaluating the composition, function and duties of our board;
●	recommending nominees for election to the board and its corresponding committees;
●	making recommendations to the board as to determinations of board member independence;

●	developing and recommending to the board our rules governing the board, our organizational regulations, and the Code of Business Conduct and Ethics and reviewing and reassessing the adequacy of such and recommending any proposed changes to the board;
●	overseeing an annual self-evaluation of the board and its committees; and
●	overseeing the Company’s environmental, social and governance (“ESG”) program, policies and practices.

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

D. Employees

As of December 31, 2023 and 2022, we had 4,383 and 3,977 permanent employees, respectively. As of December 31, 2023 and 2022, we had 453 and 467 contingent workers, respectively. The change in permanent and contingent workers has supported the continued growth of Sportradar and has been as a result of organic and inorganic growth, offset by global workforce reduction initiatives.

The table below sets out the number of full-time equivalents (“FTEs”) (permanent full time and part time employees, including contingent workers) by geography as of December 31, 2023:

As of
December 31,
Number of FTE by Geography	2023
EMEA/LATAM	3,355
APAC	625
North America	572
Total	4,552

The table below sets out the number of FTEs by category as of December 31, 2023:

As of
December 31,
Number of FTE by category	2023
Sports Betting	1,947
Sports AV	233
US	119
Sports Other [1]	1,396
Corporate Functions [2]	857
Total	4,552
1	Sports Other includes Integrity services, Sports Rightsholder Services, ad:s and sports performance.
2	Corporate functions FTEs includes departments such as Finance, Human Resources, Corporate Strategy, Legal and Sales.

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—B.Compensation—Equity Incentive Programs.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A or Class B ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant or other right (including a vesting event pertaining to restricted stock units). Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The amounts and percentages are based upon 207,794,199 Class A ordinary shares outstanding (but excluding treasury shares) and 903,670,701 Class B ordinary shares outstanding as of March 1, 2024. Class B ordinary shares have ten times more voting power than Class A ordinary shares.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Class A ordinary shares		Class B ordinary shares(1)		Combined
Name of beneficial owner	Number	Percent	Number	Percent	voting power(2)
5% or Greater Shareholders
Canada Pension Plan Investment Board(3)	79,555,080	38.3%	—	—	7.2%
Technology Crossover Management IX, Ltd.(4)	34,079,496	16.4%	—	—	3.1%
Radcliff SR I LLC(5)	15,265,392	7.4%	—	—	1.4%
Executive Officers and Board Members
Carsten Koerl(6)	3,531,199	1.7%	903,670,701	100%	81.6%
Eduard H. Blonk	164,120	*	—	—	*
James Gerard Griffin	—	—	—	—	—
Lynn S. McCreary(7)	66,739	*	—	—	*
Jeffery W. Yabuki(8)	510,885	*	—	—	*
Deirdre Bigley	17,670	*	—	—	*
John A. Doran(9)	34,079,496	16.4%	—	—	3.1%
George Fleet	123,135	*	—	—	*
William Kurtz	—	—	—	—	—
Hafiz Lalani	—	—	—	—	—
Rajani Ramanathan	—	—	—	—	—
Marc Walder	239,797	*	—	—	*
All executive officers and board members as a group (12 persons)(10)	38,733,042	18.6%	903,670,701	100%	84.8%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	The Class B ordinary shares are exchangeable for Class A ordinary shares on a ten-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.

(2)	The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of March 1, 2024, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to one vote per share.
(3)	Based on information reported on a Schedule 13G/A filed on February 14, 2024 by Canada Pension Plan Investment Board, Canada Pension Plan Investment Board has shared voting and dispositive power over 79,555,080 of our Class A ordinary shares. These shares consist of (i) 79,553,181 Class A ordinary shares held directly by CPP Investment Board Europe S.à r.l. (“CPP Europe”), a wholly-owned subsidiary of Canada Pension Plan Investment Board (“CPP Investments”), and (ii) 1,899 Class A ordinary shares held directly by Blackbird BV InvestCo S.à r.l. (“Blackbird BV”). CPP Europe may be deemed to have voting and dispositive power in respect of such 1,899 Class A ordinary shares held by Blackbird BV for purposes of Section 13(d) of the Exchange Act. CPP Investments may be deemed to beneficially own the 79,553,181 Class A Shares held by CPP Europe and the 1,899 Class A Shares held by Blackbird BV. The business addresses of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5, Canada.
(4)	Based on information reported on a Schedule 13G filed on February 14, 2022, Technology Crossover Management IX, Ltd. has shared voting power over 185,184 of our Class A ordinary shares and shared dispositive power over 34,079,496 of our Class A ordinary shares, Technology Crossover Management IX, L.P. has shared voting power over 176,744 of our Class A ordinary shares and shared dispositive power over 34,071,056 of our Class A ordinary shares, TCV Luxco Sports S.à.r.l. (“TCV Europe”) has shared voting and dispositive power over 33,894,312 of our Class A ordinary shares, TCV IX, L.P. has shared voting power over 108,727 of our Class A ordinary shares and shared dispositive power over 34,003,039 of our Class A ordinary shares, TCV IX (A), L.P. has shared voting and dispositive power over 30,679 of our Class A ordinary shares, TCV IX (B), L.P. has shared voting and dispositive power over 5,807 of our Class A ordinary shares, TCV Member Fund, L.P. has shared voting and dispositive power over 8,440 of our Class A ordinary shares, and TCV Sports, L.P. has shared voting and dispositive power over 31,531 of our Class A ordinary shares. Blackbird Holdco Ltd. (“Blackbird”) holds 131,501,490 of our Class A ordinary shares. TCV IX, L.P. holds 108,727 of our Class A ordinary shares, TCV IX (A), L.P. holds 30,679 of our Class A ordinary shares, TCV IX (B), L.P. holds 5,807 of our Class A ordinary shares, TCV Sports, L.P. holds 31,531 of our Class A ordinary shares and TCV Member Fund, L.P. holds 8,440 of our Class A ordinary shares. Blackbird is owned by CPP Investment Board Europe S.à r.l., TCV Europe, Blackbird BV InvestCo S.à r.l. and 10868680 Canada Inc., and by virtue of its ownership in Blackbird, TCV Europe may be deemed to share beneficial ownership over 33,894,312 Class A Ordinary Shares held by Blackbird. TCV Europe is owned by TCV IX, L.P., TCV IX (A), L.P., TCV IX (B), L.P., and TCV Sports, L.P. (collectively, the “TCV IX Funds”) and TCV Member Fund, L.P. (the “Member Fund”, and collectively with the TCV IX Funds, the “TCV Funds”). TCV IX, L.P. is the majority shareholder of TCV Europe. Technology Crossover Management IX, L.P. (“TCV Management”) is the general partner of each of the TCV IX Funds. Technology Crossover Management IX, Ltd. (“TCM”) is a general partner of Member Fund and the general partner of TCV Management. The respective business addresses of the TCV Funds, TCV Management and TCM is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.
(5)	Based on information reported on a Schedule 13G filed on February 2, 2022, each of Radcliff SR I LLC (“Radcliff”), Radcliff SPV Manager LLC (the “Managing Member”), Eli Goldstein and Evan Morgan have shared voting and dispositive power over 15,265,392 of our Class A ordinary shares, which are held of record by Radcliff. The Managing Member is the managing member of Radcliff, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the shares of the Company held by Radcliff SR I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own such shares beneficially owned by Radcliff. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the shares beneficially owned by Radcliff, except to the extent of his or its pecuniary interest therein. The respective business addresses of Radcliff, Managing Member and Messrs. Goldstein and Morgan is c/o The Radcliff Companies, 408 Greenwich Street, 2nd Floor, New York, NY 10013.
(6)	Consists of 93,898,269 Class A ordinary shares, which consists of (i) 3,531,199 Class A ordinary shares and (ii) 90,367,070 Class A ordinary shares underlying Class B ordinary shares.
(7)	Includes 42,400 Class A ordinary shares underlying RSUs scheduled to vest on March 31, 2024.
(8)	Includes 107,905 Class A ordinary shares held through Lion Sky LLC. Mr. Yabuki exercises voting and investment power over the Class A ordinary shares held by Lion Sky LLC and may be deemed to have beneficial ownership of those Class A ordinary shares.
(9)	Includes 34,079,496 Class A ordinary shares indirectly held by TCV Europe identified in footnote (4) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.
(10)	Consists of 38,733,042 Class A ordinary shares held by all our current directors and executive officers as a group.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2024, there were approximately 84 registered holders of our Class A ordinary shares, approximately 31 of which (including Cede & Co., the nominee of the Depositary Trust Company) are registered holders with addresses in the United States, holding approximately 60.9% of our outstanding Class A ordinary shares, and there was one registered holder of our Class B ordinary shares. Because some of the Company’s Class A ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s Class A ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of Class A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of related party transactions we have entered into from January 1, 2023 to December 31, 2023.

Relationship with Carsten Koerl

Mr. Koerl holds a 33% beneficial ownership interest in Betgames – UAB TV Zaidimai, with which we generated revenue of €0.1 million in 2023.

Relationship with SportTech

On May 31, 2023, the Company sold its 49% equity interest in its SportTech AG joint venture to the majority shareholder, Ringier AG (“Ringier”), for cash consideration of €15.2 million. As part of the transaction, the Company also received 100% of the equity of Bettech Gaming (PYTY) LTD, which it had contributed to the joint venture in August 2022. Sportradar’s director Marc Walder also serves as a director for Ringier. The Company generated revenue of €0.4 million from SportTech in 2023.

Relationship with Bayes

The Company generated total revenue of €0.1 million in 2023 from Bayes Esports Solutions GmbH, an enterprise in which the Company held greater than a 10% beneficial ownership interest.

Management Participation Program

For a description of the management participation program in which certain of our board members and executive officers are involved in, please see Item 6.B. “Directors, Senior Management and Employees—B. Compensation—Management Participation Program.”

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

Agreements with Board Members and Executive Officers

For a description of our agreements with our board members and executive officers, please see Item 6.B. “Directors, Senior Management and Employees—B. Compensation—Executive Officer and Board Member Arrangements.”

Indemnification Agreements

For a description of the management participation program in which certain of our board members and executive officers are involved in, please see Item 6.B. “Directors, Senior Management and Employees—B. Compensation—Management Participation Program.”

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

Dividend Policy

Since our incorporation in 2021, we have never declared or paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, investors in our Class A ordinary shares will benefit in the foreseeable future only if our Class A ordinary shares appreciate in value.

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

I. Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are subject to liquidity risk, credit risk, foreign currency exchange rate risk and interest rate risk.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure that, as far as possible, we will have sufficient liquidity to meet our liabilities when they become due. See Note 26.4 – Liquidity Risk to our consolidated financial statements included elsewhere in this Annual Report.

Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to financial instruments fails to meet its contractual obligations. We are exposed to credit risk from our operating activities (primarily trade receivables), unpaid capital contributions, loans granted and deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, for categories of financial instruments, please see Note 26.1 – Measurement categories of financial instruments to our consolidated financial statements included elsewhere in this Annual Report. At the reporting date, there are no arrangements which will reduce our maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 17 – Other financial assets and other non-current assets and Note 18 – Trade receivables and contract assets to our consolidated financial statements included elsewhere in this Annual Report.

As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified customer structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. For the years ended December 31, 2023 and 2022 no individual customer accounted for more than 10% of revenues. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 26.5 – Credit Risk to our consolidated financial statements included elsewhere in this Annual Report.

Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 71% of its business in its functional currency, the Euro. However, license rights are often purchased in foreign currencies, and this exposes us to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar as a result of the Company’s NBA sports data and media rights license. Furthermore, some of our subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by our central finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The main transaction risks are represented by the U.S. Dollar and the Great Britain Pound, while other currencies pose minor sources of risk. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by our Treasury in order to mitigate any currency risk exposure. The Company’s net exposure in U.S. Dollars and in Great Britain Pound is disclosed in Note 26.6 – Foreign Currency Risk to our consolidated financial statements included elsewhere in this Annual Report.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Agreement. For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the senior secured net leverage ratio of the Company. We do not actively manage our interest rate exposure. See Note 26.7 – Interest rate risk to our consolidated financial statements included elsewhere in this Annual Report.

Loans granted to customers and employees bear fixed interest. They do not expose us to any interest rate risk. See Note 17 – Other financial assets and other non-current assets to our consolidated financial statements included elsewhere in this Annual Report.

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2023.

In light of the material weakness, the Company has performed additional analysis and procedures to ensure that our annual consolidated financial statements are prepared in accordance with IFRS. Our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that our consolidated financial statements for the periods covered by and included in this Annual Report on Form 20-F are fairly presented, in all material respects, in accordance with IFRS for the periods presented herein.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). As a result of this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2023, due to a material weakness in internal control over financial reporting identified in the prior year which has not been fully remediated.

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022, our management identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of controls and segregation of duties, which continued to exist at December 31, 2023.

This material weakness was due to insufficient design and deployment of control activities across financial reporting processes through policies that establish what is expected, procedures that set policies into actions and controls to address the risks. The material weakness was also due to an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with our structure and internal control requirements.

This material weakness resulted in misstatements that were corrected prior to the issuance of the consolidated financial statements.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AG, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. KPMG AG’s report is included in “Item 18. Financial Statements”.

Management’s Remediation Plan

While we dedicated significant resources to our remediation plan with respect to the previously reported material weakness described above and made progress in our remediation efforts, we were unable to complete our remediation plan during fiscal 2023. Our management, with oversight from the Audit Committee, is committed to maintain a strong internal control over financial reporting environment. During 2023, we commenced efforts and made significant progress towards remediation of the previously reported material weakness described above, and we continue to take actions to remediate such material weakness.

In 2023, we undertook the following remedial actions:

●	Continued the process of developing, implementing and embedding enhanced processes and procedures throughout the organization;
●	Engaged with external consultants with extensive expertise in internal controls to assist with the design and implementation of new controls and redesign of existing controls for the majority of our key processes;
●	Designed and implemented IT general controls over the majority of our key systems to help ensure that our automated process level controls and information produced and maintained in our IT systems will be relevant and reliable when operating effectively;

●	Reduced the number of segregation of duties conflicts and initiated design of automated controls over journal entries; and
●	Successfully completed the migration to our new ERP system for the majority of the material entities and built a plan that is currently under implementation to automate process and internal controls.

While significant progress was made in 2023, our remaining internal control remediation efforts to address the identified material weakness include the following:

●	Reorganizing the finance function to align with the new global organization and leadership structure, and to better focus on a global footprint with core operation functions.
●	As part of the finance reorganization appointed a SVP Finance Transformation & Operations and Chief Accounting Officer to enhance the finance leadership team and drive the roll out of the comprehensive internal controls framework across the business and key financial cycles.
●	Continuing to establish policies and procedures to support deployment of management’s directives and control activities and to establish responsibility and accountability for executing policies and procedures in a timely manner.
●	Continuing to have our central financial controls team assist management with all elements of the internal control over financial reporting program, including continuing to deliver a comprehensive training for our finance and accounting team on internal control principles and requirements; reinforcement of our risk assessment; reviewing our current processes, procedures and systems; documenting process flows; and assessing the existing design of controls to identify opportunities to enhance those controls to address relevant risks.
●	Leveraging technology to streamline business processes by automating repetitive activities and manual controls.
●	Monitoring and assessing changes in the business from the organizational changes we recently announced that could impact our internal controls as a result of the aforementioned activities.
●	Continuing to invest in external consultants with extensive expertise in internal controls to assist with the design and implementation of new controls and redesign of existing controls for the majority of our key processes.
●	Implementing further enhancements to our ERP, including migration of remaining entities and automation of processes and internal controls.

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

Changes in Internal Control over Financial Reporting

Other than for the steps taken as part of the remediation activities described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that George Fleet, William Kurtz and Rajani Ramanathan each satisfy the “independence” requirements under Nasdaq rules and as set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that William Kurtz is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Business Conduct and Ethics Guidelines are available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2023.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Sportradar Group AG at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of KPMG AG is Bogenstrasse 7, Postfach 1142, CH-9001 St. Gallen, Switzerland (PCAOB ID 3240).

The table below summarizes the fees for professional services rendered by KPMG AG for the years ended December 31, 2023 and 2022, and breaks down these amounts by category of service:

	Year Ended December 31,
€’000	2023	2022
Audit Fees	4,558	3,046
Audit Related Fees	—	—
Tax Fees	154	185
All Other Fees	—	—
Total	4,712	3,231

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 were related to tax compliance and transfer pricing related services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our ordinary shares by us and our affiliated purchasers during the fiscal year ended December 31, 2023:

			Total number of	Maximum number
			shares purchased as	of shares that may
	Total number of	Average price	part of publicly announced	yet be purchased under
Month in the year ended December 31, 2023	shares purchased (1)	paid per share ($)	plans or programs	the plans or programs
January 1 - January 31, 2023	—	—	—	—
February 1 - February 28, 2023	—	—	—	—
March 1 - March 31, 2023	281,258	11.62	—	—
April 1 - April 30, 2023	—	—	—	—
May 1 - May 31, 2023	20,560	12.90	—	—
June 1 - June 30, 2023	38,030	12.90	—	—
July 1 - July 31, 2023	—	—	—	—
August 1 - August 31, 2023	402	11.40	—	—
September 1 - September 30, 2023	22,709	10.07	—	—
October 1 - October 31, 2023	—	—	—	—
November 1 - November 30, 2023	9	10.03	—	—
December 1 - December 31, 2023	228,384	11.05	—	—
Total	591,352	$11.47	—	—
(1)	A total of 591,352 shares were purchased other than through a publicly announced plan or program as a result of (i) shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees or (ii) repurchases of shares from employees in connection with their termination of employment.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity is an integral part of risk management at Sportradar. Our Board and management appreciate the evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effect any such incidents may have on the Company.

Our Board, through its Audit Committee, is integrally involved in the Company’s cybersecurity program, which is integrated with our enterprise risk management processes. We recognize the importance of ensuring the ongoing safety and security of our data, systems and technology and we have made efforts to embed a strong compliance culture across the business. For instance, securing such information and honoring our privacy obligations are core employee expectations, as highlighted in our Code of Business Conduct and Ethics.

To effectively address information security risks, we have a dedicated information security team to assess, monitor and maintain our assets, and respond to any cybersecurity incidents. We have not experienced any cybersecurity incidents that materially affected the Company. However, cybersecurity threats and other technological risks involving our systems have materially affected our business strategy and our processes for assessing, identifying, and managing material risks from cybersecurity threats. In an effort to mitigate the risks presented by cybersecurity threats, including lessons learned from previous cybersecurity incidents, we have invested and we expect to continue to invest significant resources to maintain and enhance our information security and controls and to investigate and remediate any security vulnerabilities.

As discussed under "Part I—Item 1A. Risk Factors," specifically the risks titled “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our customers, consumers, and regulators, and may expose us to liability,” the sophistication of cybersecurity threats continues to increase, and the preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems and information may be insufficient. Accordingly, no matter how well designed or implemented our controls are, we will not be able to anticipate all cybersecurity security incidents, and we may not be able to implement effective preventive measures against such cybersecurity incidents in a timely manner.

Our cybersecurity program reflects the following attributes:

Collaborative Approach

The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Led by our SVP, Information Security Officer (“Security Officer”), in coordination with our senior leaders, including our Chief Executive Officer, Chief Information Officer, and Chief Legal Officer, and key leaders from the business and Enterprise Risk, our team works collaboratively to implement a program designed to comply with industry standards, including compliance with ISO 27001, and to protect the Company’s information systems from cybersecurity threats and promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of the Company’s cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our Security Officer and our team monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Audit Committee when appropriate.

Use of Third Parties & Audits

The Company engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. The results of such assessments, audits and reviews are reported to the Audit Committee as appropriate, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Systems and Processes

We employ a dedicated cybersecurity team to stay abreast of new and evolving cybersecurity threats. Our teams are constantly evaluating our cybersecurity risk and performing technical assessments against our systems to help ensure our resilience. Our teams also monitor for newly released vulnerabilities, working quickly to understand applicability to our systems and performing mitigation where necessary. Further, we protect our business with distributed denial-of-service (DDOS)-protection systems, intrusion-detection systems and automated-scanning programs. These include static-code-analysis tools, pipeline-deployment tools and security-assessment-scanning tools to protect our assets from cyberattack.

We maintain a comprehensive, risk-based third-party risk management process to identify, assess and manage risks presented by service providers, vendors and other third parties that access our systems or that process or store our data. On an annual basis, our team reviews and updates its information security governance documents. Additionally, our team maintains a cybersecurity strategic plan which outlines the strategic vision and associated goals for the cybersecurity of our global operations. The plan is continually updated with new initiatives that are aligned with technology innovations and any changes in the threat landscape.

Protection Capabilities & Response Planning

We operate a suite of technical information security capabilities designed to detect and protect our organization from attempted cybersecurity attacks. Our cybersecurity operations and response teams are continuously monitoring for and responding to threats to keep our systems secure. We have a detailed cybersecurity crisis response plan, which contemplates periodic testing, to guide our response to material cybersecurity incidents.

Regular Board & Audit Committee Updates

Our directors are regularly updated on our cybersecurity program and cybersecurity matters, including receiving presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations.

Mandatory Training

The Company provides regular, mandatory training for personnel regarding cybersecurity as a means to equip the Company’s personnel with effective tools to address cybersecurity threats, and to communicate the Company’s evolving information security policies, standards, processes and practices.

Insurance Coverage

We maintain insurance coverage to limit our exposure to certain events, including those related to certain cybersecurity threats to our information systems.

Experience

Our Security Officer has served in various roles in information technology and information security for approximately 20 years, including serving as a Group CISO and Infrastructure Director at a large multinational corporation. Our Security Officer holds undergraduate and graduate degrees in relevant fields and has attained the professional certification of (i) ISO 27001 Lead Implementer - Information Security Certification and (ii) Certified Information Security Manager. The Company’s Chief Executive Officer, Chief Information Officer and Chief Legal Officer each hold undergraduate and graduate degrees in their respective fields, and each have over 25 years of experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats. In addition, our Director, Information Security Governance, Risk & Compliance, has attained the Certified ISO 27001:2018 Lead Implementer certification.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of Sportradar Group AG					*

2.1	Description of Securities					*

2.2+#	Warrant Agreement, dated as of November 16, 2021, by and between Sportradar AG and NBA Ventures 1, LLC	20-F	001-40799	2.2	3/31/2022

4.1†	Form of Indemnification Agreement	F-1	333-258882	10.1	8/17/2021

4.2†	Management Participation Program Agreement, dated as of May 6, 2019, among Blackbird Holdco Ltd. (f/k/a Blackbird HoldCo S.à r.l.), Slam InvestCo S.à r.l. and MPP Participants, as defined therein	F-1	333-258882	10.2	8/17/2021

4.3†	Sportradar Group AG 2021 Incentive Award Plan	F-1	333-258882	10.3	8/17/2021

4.4†	Sportradar Group AG 2021 Employee Share Purchase Plan	F-1	333-258882	10.4	8/17/2021

4.5	Senior Facilities Agreement, dated as of November 17, 2020, among Sportradar Management Ltd, as borrower, J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG, as Mandated Lead Arrangers, J.P. Morgan AG, as Agent and Lucid Trustee Services Limited, as Security Agent	F-1	333-258882	10.5	8/17/2021

4.6	Registration Rights Agreement, dated as of September 9, 2021, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG, as amended by Amendment No. 1 to the Registration Rights Agreement, dated as of November 16, 2021	20-F	001-40799	4.8	3/31/2022

4.7+	Shareholders’ Agreement, dated as of September 7, 2021, by and among certain shareholders of Sportradar Group AG	20-F	001-40799	4.9	3/31/2022

4.8	Class A Ordinary Shares Purchase Agreement, dated as of September 7, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.10	3/31/2022

4.9	Class A Ordinary Shares Purchase Agreement, dated as of September 13, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.11	3/31/2022

4.10	Additional Facility Notice to J.P. Morgan SE as Agent, dated as of September 16, 2022, by Sportradar Jersey Holding Ltd, Sportradar Management Ltd, Sportradar Capital S.à r.l. and the Additional Revolving Facility Lenders (as defined therein)	20-F	001-40799	4.10	3/15/2023

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.11	Amendment and Restatement Agreement, dated as of September 16, 2022, by and between Sportradar Management Ltd and J.P. Morgan SE, as Agent	20-F	001-40799	4.11	3/15/2023

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of KPMG AG, an independent registered public accounting firm.					*

97.1	Sportradar Group AG Recovery Policy					*

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
+	Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
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

SPORTRADAR GROUP AG
Date:	March 20, 2024

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

By:	/s/ James Gerard Griffin
Name:	James Gerard Griffin
Title:	Chief Financial Officer

Index to consolidated financial statements

Consolidated financial statements of Sportradar Group AG (audited)

Years Ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on Internal Control Over Financial Reporting

We have audited Sportradar Group AG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to insufficient design and implementation of controls and segregation of duties has been identified and included in management’s assessment. This material weakness was due to insufficient design and deployment of control activities across financial reporting processes through policies that establish what is expected, procedures that set policies into actions and controls to address the risks. The material weakness was also due to an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with the Company’s structure and internal control requirements.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s Board of Directors and management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying annual report on internal control over financial reporting from management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG

St. Gallen, Switzerland

March 19, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sportradar Group AG and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2024, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for newly acquired or modified sport rights licenses

As discussed in Notes 2.3, 2.9, 6 and 13 to the consolidated financial statements, the Company has €1,234,544 thousand of license intangible assets and €42,668 thousand of non-capitalized sport rights licenses as of and for the year ended December 31, 2023, which included amounts recognized for newly acquired or modified sport rights licenses. The Company recognizes sport rights licenses as intangible assets when the rights granted meet the definition and recognition criteria of an intangible asset and recognizes expenses as incurred where rights granted do not. At initial recognition, sport rights licenses capitalized as intangible assets are measured at cost, including contractually-agreed and in-substance fixed minimum license payments over the non-cancellable contract term. The license agreements entered into by the Company generally include complex and varied rights granted and payment terms and conditions. Therefore, the determination of capitalization or expense recognition (“the capitalization assessment”) and identification of the fixed minimum license payments for each capitalized license agreement involves a significant degree of management judgement.

For newly acquired or modified sport rights licenses, we identified the capitalization assessment and, for those capitalized newly acquired or modified sport rights licenses, the identification of fixed minimum license payments as a critical audit matter. Significant and complex auditor judgment was required to evaluate the capitalization assessment for sport rights license agreements and, for those capitalized sport rights licenses, assess the sport rights license agreement payment terms and conditions to determine the contractually-agreed and in-substance fixed minimum license payments.

The following are the primary procedures we performed to address this critical audit matter. For a sample of newly acquired or modified sport rights licenses recognized as expenses and for a selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we inspected the agreement and developed our own expectation of capitalization or expense recognition, and compared it to the assessment performed by management. Further, for a selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we developed our own expectation of the contractually-agreed and in-substance fixed minimum license payments by analyzing payment terms and conditions within the agreement and inspecting subsequent invoices received, and compared it to the assessment performed by management

/s/ KPMG

We have served as the Company’s auditor since 2014.

St. Gallen, Switzerland
March 19, 2024

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2023	2022	2021
Continuing operations
Revenue	4	877,621	730,188	561,202
Purchased services and licenses (excluding depreciation and amortization)	6	(205,876)	(175,997)	(119,426)
Internally-developed software cost capitalized	13	28,301	17,730	11,794
Personnel expenses		(326,031)	(265,984)	(183,820)
Other operating expenses	7	(89,443)	(95,891)	(87,308)
Depreciation and amortization	13, 14	(206,362)	(184,813)	(129,375)
Impairment loss on trade receivables, contract assets and other financial assets	17, 18	(6,179)	(1,552)	(5,952)
Remeasurement of previously held equity-accounted investee	3	—	7,698	—
Share of loss of equity-accounted investees	16	(3,699)	(4,082)	(1,485)
Loss on disposal of equity-accounted investee	16	(13,604)	—	—
Impairment loss on goodwill and intangible assets	13	(9,854)	—	—
Foreign currency gains, net	8	23,205	26,690	5,437
Finance income	9	12,848	5,250	5,297
Finance cost	10	(33,731)	(41,447)	(32,540)
Net income before tax		47,196	17,790	23,824
Income tax expense	11	(12,551)	(7,299)	(11,037)
Profit for the year from continuing operations		34,645	10,491	12,787
Discontinued operations
Loss from discontinued operations, net of tax	29	(751)	—	—
Profit for the year		33,894	10,491	12,787

Other Comprehensive Income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability		(874)	2,192	1,399
Related deferred tax income/(expense)		130	(333)	(202)
		(744)	1,859	1,197
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the Company		(3,654)	1,989	13,720
Foreign currency translation adjustment attributable to non-controlling interests		(37)	10	(265)
		(3,691)	1,999	13,455
Other comprehensive income (loss) for the year, net of tax		(4,435)	3,858	14,652
Total comprehensive income for the year		29,459	14,349	27,439
Profit (Loss) attributable to:
Owners of the Company		34,655	10,891	12,569
Non-controlling interests		(761)	(400)	218
		33,894	10,491	12,787
Total comprehensive income (loss) attributable to:
Owners of the Company		30,257	14,739	27,486
Non-controlling interests		(798)	(390)	(47)
		29,459	14,349	27,439
Profit for the year from continuing operations per Class A share attributable to owners of the Company
Basic	12	0.12	0.04	0.05
Diluted	12	0.11	0.03	0.05
Profit for the year from continuing operations per Class B share attributable to owners of the Company
Basic	12	0.01	0.00	0.00
Diluted	12	0.01	0.00	0.00
Profit for the year per Class A share attributable to owners of the Company
Basic	12	0.12	0.04	0.05
Diluted	12	0.11	0.03	0.05
Profit for the year per Class B share attributable to owners of the Company
Basic	12	0.01	0.00	0.00
Diluted	12	0.01	0.00	0.00

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

		December 31,
Assets	Note	2023	2022
Current assets
Cash and cash equivalents		277,174	243,757
Trade receivables	18	71,246	63,412
Contract assets	18	60,869	50,482
Other assets and prepayments	19	33,252	42,913
Income tax receivables		6,527	1,631
		449,068	402,195
Non-current assets
Property and equipment	14, 15	72,762	37,887
Intangible assets and goodwill	13	1,697,331	843,632
Equity-accounted investee	16	—	33,888
Other financial assets and other non-current assets	17	11,806	44,445
Deferred tax assets	11	16,383	27,014
		1,798,282	986,866
Total assets		2,247,350	1,389,061
Current liabilities
Loans and borrowings	15, 21	9,586	7,361
Trade payables	23	259,667	204,994
Other liabilities	24	55,724	65,268
Contract liabilities	25	26,595	23,172
Income tax liabilities		4,542	8,693
		356,114	309,488
Non-current liabilities
Loans and borrowings	15, 21	40,559	15,484
Trade payables	23	908,499	264,665
Contract liabilities	25	39,526	5,252
Other non-current liabilities	24	8,500	10,695
Deferred tax liabilities	11	21,315	26,048
		1,018,399	322,144
Total liabilities		1,374,513	631,632
Ordinary shares	20	27,421	27,323
Treasury shares	20	(2,322)	(2,705)
Additional paid-in capital	20	653,840	590,191
Retained earnings		173,629	117,155
Other reserves		15,226	19,624
Equity attributable to owners of the Company		867,794	751,588
Non-controlling interest		5,043	5,841
Total equity		872,837	757,429
Total liabilities and equity		2,247,350	1,389,061

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

									Reserve
									from		Equity
								Foreign	actuarial	Equity	attributable
		Ordinary shares				Additional		currency	gains	attributable	to non-
		Ordinary	Share	Particip.	Treasury	paid in	Retained	translation	and	to owners of	controlling	Total
	Note	shares	capital	Certificates	shares	capital	earnings	reserve	losses	the Company	interests	equity
Equity as of January 1, 2021		—	302	161	(1,970)	99,896	68,027	2,035	(1,176)	167,275	(3,143)	164,132
Net profit for the year from continuing operations		—	—	—	—	—	12,569	—	—	12,569	218	12,787
Other comprehensive income (loss)		—	—	—	—	—	—	13,720	1,197	14,917	(265)	14,652
Total comprehensive income (loss)		—	—	—	—	—	12,569	13,720	1,197	27,486	(47)	27,439
Issuance of participation certificates	20.3	—	—	3	—	7,748	—	—	—	7,751	—	7,751
Issuance of MPP share awards	31	—	—	—	1,346	469	—	—	—	1,815	—	1,815
Reclassification of deposit liability	3	—	—	—	—	3,211	—	—	—	3,211	—	3,211
Reclassification of unpaid contribution of capital	20.2	—	—	—	—	5,383	669	—	—	6,052	—	6,052
Issuance of ordinary shares	20.1	2,407	—	—	—	544,223	—	—	—	546,630	—	546,630
IPO restructuring	1.1 20	24,890	(302)	(164)	624	(125,136)	—	—	—	(100,088)	—	(100,088)
Grants to sport rights holders	20.2	—	—	—	—	63,270	—	—	—	63,270	—	63,270
Equity-settled share-based payments	31	—	—	—	—	6,993	8,428	—	—	15,421	—	15,421
Equity as of December 31, 2021		27,297	—	—	—	606,057	89,693	15,755	21	738,823	(3,189)	735,634
Net profit (loss) for the year from continuing operations		—	—	—	—	—	10,891	—	—	10,891	(400)	10,491
Other comprehensive income		—	—	—	—	—	—	1,989	1,859	3,848	10	3,858
Total comprehensive income		—	—	—	—	—	10,891	1,989	1,859	14,739	(390)	14,349
Reclassification of deposit liability	3	—	—	—	—	2,432	—	—	—	2,432	—	2,432
Purchase of treasury shares	20.4	—	—	—	(3,837)	—	—	—	—	(3,837)	—	(3,837)
Business combinations	3	—	—	—	—	3,000	—	—	—	3,000	6,227	9,227
Acquisition of non-controlling interests	3	—	—	—	—	(31,438)	—	—	—	(31,438)	3,193	(28,245)
Vesting of RSUs		26	—	—	1,132	6,399	(7,987)	—	—	(430)	—	(430)
Equity-settled share-based payments	31	—	—	—	—	3,741	24,558	—	—	28,299	—	28,299
Equity as of December 31, 2022		27,323	—	—	(2,705)	590,191	117,155	17,744	1,880	751,588	5,841	757,429
Net profit (loss) for the year from continuing operations		—	—	—	—	—	34,655	—	—	34,655	(761)	33,894
Other comprehensive income (loss)		—	—	—	—	—	—	(3,654)	(744)	(4,398)	(37)	(4,435)
Total comprehensive income (loss)		—	—	—	—	—	34,655	(3,654)	(744)	30,257	(798)	29,459
Reclassification of deposit liability	3	—	—	—	—	1,811	—	—	—	1,811	—	1,811
Purchase of treasury shares	20.4	—	—	—	(9,022)	—	—	—	—	(9,022)	—	(9,022)
Grants to sport rights holders	31	—	—	—	—	51,999	—	—	—	51,999	—	51,999
Vesting of RSUs	20.4	98	—	—	9,405	8,196	(17,715)	—	—	(16)	—	(16)
Equity-settled share-based payments	31	—	—	—	—	1,643	39,534	—	—	41,177	—	41,177
Equity as of December 31, 2023		27,421	—	—	(2,322)	653,840	173,629	14,090	1,136	867,794	5,043	872,837

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2023	2022	2021
OPERATING ACTIVITIES:
Profit for the year		33,894	10,491	12,787
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense	11	12,551	7,299	11,037
Interest income	9	(7,683)	(5,250)	(5,179)
Interest expense	10	31,451	40,036	32,325
Impairment losses (income) on financial assets	17	—	(5)	5,889
Remeasurement of previously held equity-accounted investee	3	—	(7,698)	—
Other financial expenses (income)		(2,885)	1,411	96
Foreign currency gains, net	8	(23,205)	(26,690)	(5,437)
Amortization and impairment of intangible assets	13	201,620	172,831	119,048
Depreciation of property and equipment	14	14,596	11,982	10,327
Equity-settled share-based payments		41,177	28,299	15,431
Share of loss of equity-accounted investees	16	3,699	4,082	1,485
Loss on disposal of equity-accounted investee	16	13,604	—	—
Other		(3,790)	(3,178)	(876)
Cash flow from operating activities before working capital changes, interest and income taxes		315,029	233,610	196,933
Increase in trade receivables, contract assets, other assets and prepayments		(16,100)	(53,519)	(69,896)
Increase (decrease) in trade and other payables, contract and other liabilities		(1,477)	32,159	44,385
Changes in working capital		(17,577)	(21,360)	(25,511)
Interest paid		(30,528)	(33,591)	(31,060)
Interest received		7,677	5,091	165
Income taxes paid		(15,956)	(15,673)	(8,306)
Net cash from operating activities		258,645	168,077	132,221
INVESTING ACTIVITIES:
Acquisition of intangible assets	13	(185,493)	(154,266)	(124,890)
Acquisition of property and equipment		(14,786)	(8,288)	(5,861)
Acquisition of subsidiaries, net of cash acquired	3	(12,844)	(56,245)	(198,432)
Proceeds from dissolution of equity-accounted investee	16	15,172	—	—
Acquisition of financial assets	17	(3,716)	—	(2,605)
Contribution to equity-accounted investee	16	—	(27,873)	(45)
Proceeds from disposal of subsidiaries	29	778	—	—
Proceeds from sale of intangible and tangible assets		154	—	—
Collection of loans receivable	17	41	208	265
Issuance of loans receivable	17	(935)	—	(2,270)
Collection of deposits		623	—	222
Payment of deposits		(1,084)	(103)	(152)
Net cash used in investing activities		(202,090)	(246,567)	(333,768)
FINANCING ACTIVITIES:
Payment of lease liabilities	15	(7,983)	(5,958)	(7,118)
Purchase of treasury shares	20	(9,022)	(3,837)	—
Principal payments on bank debt	21	(620)	(420,685)	(2,376)
Change in bank overdrafts	21	(7)	(23)	(22)
Acquisition of non-controlling interests	3	—	(28,245)	—
Transaction costs related to borrowings	21	—	(1,100)	—
Proceeds from issuance of MPP share awards	20	—	—	1,650
Proceeds from issue of participation certificates		—	—	1,002
Proceeds from issuance of new shares		—	—	556,639
Transaction costs related to issuance of new shares and participation certificates		—	—	(10,009)
Net cash (used in) from financing activities		(17,632)	(459,848)	539,766
Net increase (decrease) in cash and cash equivalents		38,923	(538,338)	338,219
Cash and cash equivalents as of January 1		243,757	742,773	385,542
Effects of movements in exchange rates		(5,506)	39,322	19,012
Cash and cash equivalents as of December 31		277,174	243,757	742,773

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Euros – unless stated otherwise)

Note 1. General information

1.1 Reporting entity

Sportradar Group AG and its subsidiaries (together, the “Company” or “Sportradar”) is a leading provider of sports data services and premium partner for the sports betting and media industries.

The parent company, Sportradar Group AG, was incorporated on June 24, 2021 as a stock corporation under the laws of Switzerland, located in St. Gallen, Switzerland, and is registered in the Commercial Register of the district court in St. Gallen. Sportradar Group AG is a publicly listed holding company and it held 100% equity interest in Sportradar Holding AG, which was the parent company prior to June 24, 2021. In 2021, Sportradar Group AG became a publicly listed holding company and its sole material asset became its equity interest in Sportradar Holding AG. As the sole direct holder of equity in Sportradar Holding AG (which is the Company’s predecessor for financial reporting purposes and was merged into Sportradar Group AG in June 2022), Sportradar Group AG operates the business and controls strategic decisions and day-to-day operations.

In connection with the initial public offering of the Company (the “IPO”) in September 2021, the Company completed a series of reorganization transactions whereby all of the outstanding ordinary shares and participation certificates of Sportradar Holding AG (excluding directly or indirectly held treasury shares) were contributed and transferred, directly or indirectly, to Sportradar Group AG in exchange for newly issued Class A and Class B ordinary shares of Sportradar Group AG (the “Reorganization Transactions”). The Reorganization Transactions included the following:

●	Formation of Sportradar Group AG - on June 24, 2021, Carsten Koerl, the Founder and Chief Executive Officer of the Company, incorporated Sportradar Group AG, a Swiss corporation, contributed CHF 100,000 and received 1,000,000 ordinary shares of Sportradar Group AG, CHF 0.10 nominal value per share.
●	Contribution of ordinary shares and participation certificates in Sportradar Holding AG - prior to the completion of the IPO, (i) all of the existing shareholders and holders of participation certificates (other than Carsten Koerl) contributed their ordinary shares and/or participation certificates of Sportradar Holding AG to Sportradar Group AG and received Class A ordinary shares in Sportradar Group AG and (ii) Carsten Koerl contributed his ordinary shares of Sportradar Holding AG to Sportradar Group AG and received (a) 2,500,000 Class A ordinary shares and (b) 903,670,701 Class B ordinary shares, in each case, of Sportradar Group AG.
●	Contribution of participation certificates under the Management Participation Program - certain directors and executive officers participate in the Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the IPO, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by the Company upon a termination of employment in certain circumstances. (refer to Note 31).
●	Conversion of options under the Phantom Option Plan - Phantom Option Plan (the “POP”) is maintained for certain key employees, who are not executive officers. The participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. Based upon the initial public offering price of $27.00, the outstanding awards under the POP were converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to and under the Sportradar Group AG Omnibus Stock Plan (refer to Note 31).

The Company completed its listing on The Nasdaq Global Select Market on September 14, 2021 under the ticker symbol “SRAD”, offering 19,000,000 Class A ordinary shares at the price of $27.00 per share.

In 2021, Sportradar Group AG was incorporated and inserted at the top of an existing group (Sportradar Holding AG), which is a business as defined in IFRS 3 Business Combinations (“IFRS 3”). Sportradar Group AG issued shares to the existing shareholders of Sportradar Holding AG in exchange for the shares already held in Sportradar Holding AG. There were no changes to the shareholder group. Furthermore, the incorporation and insertion of Sportradar Group AG at the top of Sportradar Holding AG was completed purely for the purpose of the IPO transaction (i.e., the transaction was a restructuring of business activities before a listing transaction). The transaction does not meet the definition of business combination under IFRS 3, because neither Sportradar Group AG nor Sportradar Holding AG can be identified as an acquirer. Sportradar Holding AG represents a single business and therefore, book value accounting applies and the equity was adjusted to reflect the new structure. The consolidated financial statements of Sportradar Group AG for the year ended December 31, 2021 reflect that the arrangement is in substance a continuation of the existing group. The 2021 consolidated financial statements of Sportradar Group AG are presented using the carrying amounts from the consolidated financial statements of Sportradar Holding AG. The equity structure (that is, the issued share capital) reflects that of Sportradar Group AG, with other amounts in equity (such as revaluation reserve and retained earnings) being those from the consolidated financial statements of Sportradar Holding AG. The resulting difference was recognized during the year ended December 31, 2021 as a component of equity as follows:

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

The consolidated financial statements for the financial years ended December 31, 2023 were approved and authorized for issue by the Company’s Board of Directors on March 19, 2024.

1.2 Basis of preparation

The consolidated financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on an accrual basis applying the historical cost concept, except for certain financial instruments that are measured at fair value.

The accounting policies set out below comply with each respective IFRS effective at the end of the Company’s reporting period, which was December 31, 2023. They have all been applied consistently throughout the year and the preceding years.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2023 and 2022 and the for the years ended December 31, 2023, 2022 and 2021 and the Company’s share of the results and net assets of its associates. A subsidiary is an entity controlled by the Company. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. Intercompany transactions, balances, unrealized losses and unrealized gains on transactions between subsidiaries are eliminated in preparing the consolidated financial statements. Accounting policies of subsidiaries are consistent with the policies adopted by the Company.

Non-controlling interests are measured initially at their proportionate share of the acquired entity’s identifiable net assets at the date of acquisition. Non-controlling interests are the proportionate share of the results and the equity in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests in the net assets and in the results of consolidated subsidiaries are identified separately from the Company’s equity and results. Non-controlling interests consist of the amount of those interests at the date of the business combination and the non-controlling interests’ share of changes in equity since that date.

Profit or loss and each component of Other Comprehensive Income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in the consolidated statements of profit or loss and other comprehensive income. Any investment retained is recognized at fair value.

1.4 Global economic conditions

The Company’s financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect the Company’s business, and financial condition or results of operation.

The recent economic environment of heightened interest rates and inflation may impact the spending behavior of the Company’s customers and demand for the Company’s product offerings. The Company mainly exposed to cash flow interest rate risk in connection with borrowings. At December 31, 2023 and 2022, the Company had no outstanding commitments outstanding under the Facility B and no outstanding commitments under the revolving credit facility (Note 21).

1.5 Going concern

Management has reviewed the Company’s budget, considered the assumptions used in the budget, including potential impact of the global economic conditions and other risks which might impact performance in the near future. Taking into account significant positive cash inflows from operating activities, current and future developments and principal risks and uncertainties, and making appropriate inquiries, management has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, management is satisfied that the consolidated financial statements should be prepared on a going concern basis. The Company’s financial position, cash flows, liquidity position and debt facility are described in the consolidated financial statements.

Note 2. Material accounting policy information

2.1 New and amended standards and interpretations

The following IFRS amendments and interpretations are effective from January 1, 2023:

●	IFRS 17 and amendments to IFRS 17: Insurance Contracts
●	Amendments to IAS 8: Definition of Accounting Estimates
●	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
●	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies
●	Amendments to IAS 12: International Tax Reform – Pillar Two Model Rules

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The amendments to IAS 1 and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 8, IAS 1, and IFRS Practice Statement 2 have had an impact on the Company’s disclosures of accounting policies related to the use of estimates, judgements and assumptions in Note 2.3, but not on the measurement, recognition or presentation of any items in the Company’s consolidated financial statements.

On May 23, 2023, the International Accounting Standards Board issued International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12. The amendments clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (“OECD”), including tax law that implements Qualified Domestic Minimum Top-up Taxes. Such tax legislation, and the income taxes arising from it, are referred to as ‘Pillar Two legislation’ and ‘Pillar Two income taxes’, respectively. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which is effective immediately, and require new disclosures about the Pillar Two exposure. The mandatory exception applies retrospectively. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. However, this legislation does not apply to the Company as its consolidated revenue is lower than €750 million. The Company will disclose known or reasonably estimable information to understand the Company’s exposure to Pillar Two income taxes when the legislation is in scope for the Company.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture was early adopted by the Company during the year ended December 31, 2022. The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. These amendments are applied prospectively and were applied to the Company’s contribution of BetTech Gaming (PTY) LTD to SportTech AG on August 4, 2022. Refer to Note 3, Note 16.3 and Note 28.

2.2 Standards and interpretations issued but not yet effective

The following new and revised standards and interpretations are issued but are not yet effective and were not early adopted by the Company in preparing these consolidated financial statements.

		Planned
		application by
	Effective	Sportradar in
Standard or interpretation	date	reporting year
Amendments to IFRS 16: Lease Liability in a Sale and Leaseback	January 1, 2024	2024
Amendments to IAS 1: Classification of Non-current liabilities with covenants	January 1, 2024	2024
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2024	2024
Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements	January 1, 2024	2024
Amendments to IAS 21: Lack of Exchangeability	January 1, 2025	2025

The above new standards, new interpretations and amended standards are not expected to have a material impact on the consolidated financial statements of the Company.

2.3 Use of judgments, estimates and assumptions

In preparing the consolidated financial statements, management is required to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of revenue and expenses, assets, liabilities and disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the Company’s consolidated financial statements.

The most significant of these estimates and assumptions relate to accounting for newly acquired or modified sport rights licenses, assessing the fair value of acquired assets and liabilities accounted for through business acquisitions and fair value of consideration transferred, and goodwill impairment. Management evaluates its estimates on an ongoing basis using the most current and available information. However, actual results may differ significantly from estimates. Changes in estimates are recorded in the period in which they become known.

a)Newly acquired or modified sport rights licenses

The Company typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. As described in Note 2.9 below, certain license agreements fulfill the definition of an intangible asset. For license agreements that meet the definition of an intangible asset, there remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy. If the license agreements have a non-cancellable contract term of more than one year and if they require guaranteed minimum license payments, management believes that the recognition criteria of IAS 38 (“the recognition criteria”) are generally satisfied at commencement of the license term. The license agreements entered into by Sportradar are complex and the specific rights granted vary by agreement. Therefore, the determination of capitalization or expense recognition involves a significant degree of judgement.

At initial recognition, license assets are measured at cost. As described in Note 2.9 below, costs include the discounted contractually agreed and in-substance fixed minimum license payments over the non-cancellable contract term, amounts arising from barter transactions and fair value of equity instruments granted. Due to the varied and complex payment terms and conditions of license agreements, determination of contractually-agreed and in-substance fixed minimum license payments for each capitalized license asset involves a significant degree of judgement. The fair value of equity instruments rely on valuation models with input assumptions for volatility, expected term, and risk-free rate. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates.

b)Fair value acquired assets and liabilities in business combinations and fair value of consideration transferred

The Company accounts for acquisitions in accordance with IFRS 3 Business Combinations (“IFRS 3”) as described in Note 2.4 below. The fair value of consideration transferred is allocated to the assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. All valuation methods rely on various assumptions such as estimated future expected cash flows from acquired technology, customer contracts and tradenames, remaining economic useful life, and discount rates. Contingent consideration is measured at fair value and recognized as part of the consideration transferred at acquisition date. The initial measurement of the fair value of contingent consideration is based on an assessment of the facts and circumstances that exist at the acquisition date.

Sportradar’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects the Company’s amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized.

c)Goodwill impairment

In accordance with IAS 36 Impairment of assets (“IAS 36”), the Company performs goodwill impairment testing at least annually during its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event in between annual tests. The provisions of IAS 36 require that the impairment test be performed on goodwill at the level of the cash generating unit (“CGU”). The evaluation of goodwill impairment requires the Company to make assumptions associated with its CGU’s recoverable amount. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. The Company determines the recoverable amount of a CGU on the basis of its value in use. The determination of a recoverable amount includes management’s consideration of key internal inputs and external market conditions such as future prices, growth rate, and customer demand, which impact future cash flows and the determination of the most appropriate discount rate.

Impairment tests of goodwill are performed based on the financial budgets most recently prepared by the Company. The budgets are based on historical experience and represent management’s best estimates about future developments. Budgeted EBITDA was estimated taking into account the average cash flow growth levels experienced over the past years and the estimated sales volume and price growth for the next two years. Sales volumes, sales prices and variable cost assumptions are derived from industry forecasts, forecasts for the regions in which the Company operates, internal management projections and past performance. Cash flow projections beyond the budget period are applied to the CGUs for the following one year with transition into perpetuity. They are based on internal management projections. For CGUs United States and RoW Other, cash flows after the budget period are extrapolated for a further seven years using declining growth rates and a terminal growth rate thereafter. Both CGUs are in the investment phase and management expects they will be profitable in a longer run. Therefore, management extended the time horizon for the extrapolated periods beyond five years as presumed by IAS 36. The cash flows are initially discounted at a rate corresponding to the post-tax cost of capital. Pre-tax discount rates are then determined iteratively for disclosure purposes. The resulting value in use for each CGU is then compared to the carrying amount of the CGU. The key assumptions used in the 2023 annual impairment test are disclosed in Note 13.1.

2.4 Business combinations

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquired entity and the equity interests issued by the Company. The consideration transferred includes the fair values of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity at the non-controlling interest’s proportionate share of the recognized amounts of the acquired entity’s identifiable net assets.

Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration, that is deemed to be an asset or liability, are recognized in the consolidated statements of profit or loss and other comprehensive income. For further information on business combinations, refer to Note 3.

2.5 Foreign currency

In preparing the financial statements of individual entities of the Company, transactions in foreign currencies are translated to the respective functional currency of Group companies using the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are subsequently translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are not subsequently translated. When translating the subsidiary’s respective functional currencies into Sportradar’s presentation currency, which is Euro, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

2.6 Revenue from contracts with customers

The Company derives revenue mainly from service contracts with customers. Revenue from contracts with customers is recognized when it transfers control over a service to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Refer to Note 4 for an overview of the performance obligations and revenue recognition within Sportradar.

2.7 Purchased services and licenses

Cost of purchased services consists primarily of licenses and sports rights that have not been capitalized, fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, consultancy fees, IT development costs, as well as internet data traffic costs and cloud (hosting) costs and other external service costs. These costs are primarily expensed as they are incurred. This financial statement caption does not include depreciation or amortization expense (as further summarized in Note 13 and Note 14).

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

Deferred tax assets and liabilities are recognized in the consolidated statements of financial position for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases as well as for unused tax credits and unused tax losses carried forward. However, deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and if the temporary difference arose from the initial recognition of goodwill. Temporary differences relating to investments in subsidiaries are not recognized to the extent the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

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

For purposes of calculating deferred tax assets and liabilities, the Company applies tax rates that are expected to be applied to temporary differences when they reverse, based on tax rates that are enacted or substantively enacted at the reporting date.

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

License agreements

Sportradar typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. Those license agreements may include rights to live and past game data, live videos and marketing rights. Such license agreements fulfil the definition of an asset except where rights granted solely relate to live events (i.e., live data and/or videos). Such license agreements fulfil the definition of an intangible asset because they arise from contractual rights and are therefore considered identifiable non-monetary assets without physical substance. In addition, the Company also exercises control over the rights granted because the Company is able to obtain future economic benefits (income from selling official data and/or videos) and can restrict others from doing so. License agreements that meet the definition of an intangible asset and meet the recognition criteria are recognized as license intangible assets at commencement of the license term. License agreements that do not meet the definition of an intangible asset or do not meet the recognition criteria are recognized as expenses when they occur.

At initial recognition, license assets are measured at cost. Costs include the contractually agreed and in-substance fixed minimum license payments over the non-cancellable contract term. These payments are discounted using the market interest rate at initial recognition. Furthermore, amounts arising from barter transactions are included in the cost of the license asset and recognized as contract liability. Variable payments determined to not represent minimum license payments over the non-cancellable contract term (e.g., based on revenues) are not part of the cost and are recognized as expenses when they occur. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital.

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

The Company generally amortizes its license agreements on a straight-line basis over the respective seasons. Amortization expense is recorded under depreciation and amortization in the consolidated statements of profit or loss and other comprehensive income.

For changes in payments resulting from re-negotiations due to reduced benefits from the license management applies the following accounting policy. Credit notes received from the sport rights holders are recognized against license fees payables included within trade payables in the consolidated statements of financial position. The same amount is then recognized as a disposal of the respective intangible asset considering the lower service potential due to suspension and cancellation of sporting events.

Internally-developed software

Research costs are expensed as incurred, and development costs are only recognized as internally-developed software (internally generated intangible assets) if all recognition criteria stipulated in IAS 38 are met. Only expenses that can be directly allocated to development projects are capitalized.

The estimated useful lives and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Estimated useful life in years
Internally-developed software in use	3 –5

The amount initially recognized for internally-developed software is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Subsequent to initial recognition, development costs are measured at cost less accumulated amortization and any accumulated impairment losses.

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the fair value of the identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company reassesses whether it correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statements of profit or loss and other comprehensive income of the year.

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

Generally, intangible assets are amortized on a straight-line basis over the shorter of their contractual term or their estimated useful lives.

The following useful lives are applied:

Estimated useful
Intangible asset	life in years
Brand name	5
Customer base	5 -10
Technology	2 -10

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

2.10 Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets:

Estimated useful
Property and equipment	life in years
Office buildings	5 -12
Other facilities and equipment	3 -15

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

2.11 Impairment of non-financial assets

The Company assesses at each reporting date, whether there is a trigger that non-financial assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Irrespective of whether there is any indication of impairment, the Company tests goodwill acquired in a business combination, intangible assets not yet available for use and intangible assets with an indefinite useful life for impairment at least annually.

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

If there is any indication that the considerations which led to an impairment no longer exists, the Company will consider the need to reverse all or a portion of the impairment charge except for goodwill. This reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized in prior years.

2.12 Leases

The Company leases property (office buildings). The leases are individually negotiated and include a variety of different terms and conditions in different countries but run for a period of one to 18 years . The period, where applicable, includes also extension options according to the contracts.

The Company as a lessee

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which is made up of the initial measurement of the liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and, if applicable, an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The Company subsequently depreciates the right-of-use asset on a straight-line basis from the commencement date to the end of the lease term and adjusts for certain remeasurements of the lease liability. The Company also assesses the right-of-use asset for impairment if any indicators exist.

At the lease commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounting using a market rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, and, if applicable, amounts expected to be payable under a residual value guarantee, payments arising from options reasonably certain to be exercised and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the Company’s estimate of the amount of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has already been reduced to zero.

On the consolidated statements of financial position, right-of-use assets are presented within property and equipment while lease liabilities are presented within loans and borrowings.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including other facilities and equipment. The payments in relation to these leases are recognized in the consolidated statements of profit or loss and other comprehensive income on a straight-line basis over the lease term.

2.13 Financial instruments

Initial recognition and derecognition

Trade receivables and debt securities are initially recognized on their date of origination. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus (for financial assets) or minus (for financial liabilities), for an item not at measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

The Company derecognizes financial assets when the contractual right to the cash flows expires or the assets are transferred, and the Company has neither retained the contractual rights to receive cash nor assumes any obligations to pay cash from the assets.

Classification and measurement

Financial Assets

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term (maximum 3 months), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents include bank accounts, petty cash and cash held by the Company.

Financial assets measured at amortized cost

Loans, receivables and cash accounts are subsequently measured at amortized cost using the effective interest rate method. The amortized cost is reduced by impairment losses, if any. Gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.

Financial assets measured at fair value

On initial recognition, all financial assets are either classified as asset measured at amortized cost or fair value through other comprehensive income (“FVOCI”), otherwise the financial asset is measured at FVTPL. Financial assets measured at FVOCI comprise equity investments and are subsequently measured at fair value. Net gains and losses from remeasurement of fair value are recognized in other comprehensive income. Financial assets measured at FVTPL are subsequently measured at fair value. Net gains and losses from remeasurement of fair value are recognized in profit or loss.

Financial and other liabilities

The Company’s financial liabilities include borrowings, trade payables, lease liabilities and other liabilities which are financial instruments. Financial liabilities are classified as liabilities measured at amortized cost or at FVTPL.

Financial liabilities measured at amortized cost

Financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in the consolidated statements of profit or loss and other comprehensive income. Any gain or loss on derecognition is also recognized in the consolidated statements of profit or loss and other comprehensive income.

Financial liabilities measured at FVTPL

A financial liability is classified as a liability measured at FVTPL if it is designated as such on initial recognition. These are measured at fair value and net gains and losses, including any interest expense, are recognized in the consolidated statements of profit or loss and other comprehensive income.

Derecognition

The Company derecognizes a financial liability when contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss and other comprehensive income.

Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the statements of financial position when, and only when, the Company has a then legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Impairment for financial assets and contract assets

Trade receivables and contract assets

Impairment is measured based on an expected credit loss (“ECL”) model. The Company measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs. The Company considers a financial asset to be in default if the borrower is unlikely to pay its credit obligations to the Company in full or the financial asset is more than 90 days overdue.

The Company applies a practical expedient to calculate ECLs on receivables and contract assets that do not contain a significant financing component using a provision matrix. This matrix is based on information such as delinquency status and actual credit loss experience over the last four years (on historical data) and based on current and forward-looking information on macroeconomic factors. The provision matrix is applied to all outstanding trade receivables by aging group to determine the actual ECL. The Company considers the contract assets to be current and use the same default rate as the “not overdue” trade receivables aging bucket to calculate the ECL provision.

The provision matrix is not applied to financial assets which are already impaired by individual allowances.

Credit-impaired financial assets

At each reporting date, the Company assesses whether a financial asset carried at amortized cost is credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company considers the change in the risk of a default occurring over the expected life of the financial asset instead of a change in the ECL. The Company’s assessment uses the lifetime probability of default method. A credit loss will be calculated as the difference between the cash flows that are due in accordance with the contract/agreement and the cash flows that the Company expects to receive, discounted at the original effective interest rate of the financial instrument.

Presentation of allowance for ECL in the consolidated statements of financial position

The expected credit loss allowance for each type of financial asset (i.e., trade receivables) is deducted from the gross carrying amount of the assets (i.e., contra-asset). Impairment losses are shown separately on the face of the consolidated statements of profit or loss and other comprehensive income.

Write-off

Write-offs are recognized when the Company has no reasonable expectations of recovering a financial asset either in its entirety or a portion thereof. The Company assesses after 180 days whether or not a trade receivable needs to be written off.

2.14 Interests in equity-accounted investees

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees until the date on which significant influence ceases.

If there are objective indications that an investment in an equity-accounted investee is impaired, the recoverable amount is calculated on the basis of the estimated future cash flows expected to be generated by the respective entity.

2.15 Ordinary shares

Ordinary shares are classified as equity since the shares are non-redeemable and dividends are discretionary. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.16 Participation certificates

Participation certificates are shares without voting rights. Since they are non-redeemable and dividends are also discretionary, they are classified as equity. The previously issued participation certificates were converted to ordinary shares in 2021.

2.17 Share-based payments

Employees and directors of the Company and third parties receive remuneration in the form of share-based compensation awards. The cost of equity-settled awards is measured at fair value at the date of grant using an appropriate valuation model. The cost is recognized in personnel expenses (for employees and directors of the Company) and other expenses (for third parties) in the consolidated statements of profit or loss and other comprehensive income, respectively, as an asset for goods received in case of equity grants for goods, together with a corresponding credit to additional paid-in capital. The cost related to employees and directors of the Company is recognized on a graded vesting basis over the vesting period. The cost related to third parties is recognized on a straight-line basis over the period in which goods or services are received.

The cumulative expense recognized for equity-settled awards at each reporting date until the applicable vesting date(s) reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of profit or loss and other comprehensive income such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

For further details on share-based payments, refer to Note 31.

2.18 Post-employment benefit plans

Defined benefit plans

The Company’s net obligation or asset in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries.

Remeasurements of the net defined benefit obligation are recognized directly in other comprehensive income. Service costs are recognized in the period they are incurred as an expense (income) under personnel expenses in the consolidated statements of profit or loss and other comprehensive income. The Company recognizes gains and losses on settlement of a defined benefit plan as an expense (income) under personnel expenses when the settlement occurs. The net interest expense or income is recognized in other financial expense (income). The Company determines the net interest expense (income) by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability or asset taking into account changes in the net defined benefit liability or asset during the period as a result of contributions and benefit payments.

Defined contribution plans

The contributions to defined contribution plans are recognized as an expense as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

2.19 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

2.20 Earnings per share

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding, net of weighted average treasury shares held during the period.

For diluted earnings per share, the weighted average number of ordinary shares outstanding during the period, net of weighted average treasury shares held during the period, is adjusted to assume conversion of all dilutive potential ordinary shares. At present these include share awards granted to employees, directors, and non-employees.

2.21 Segment reporting

The Company has applied the criteria set by IFRS 8 Operating segments to determine the number and type of reportable segments. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. The Company has three reportable segments.

Note 3. Business combinations

Business combinations during the year ended December 31, 2023

Acquisition of Aforoa Ltd

On January 12, 2023, the Company acquired 100% of the voting interest in Aforoa Ltd (“Aforoa", whose name was subsequently changed to Sportradar Cyprus), a Cyprus based provider of software solutions which uses AI, machine learning and computer vision to collect and analyze data from live sports streams and videos. The final purchase price consisted of cash consideration totaling €4.9 million. The fair value of the contingent consideration as of January 12, 2023 was €1.4 million.

The fair values of the identifiable assets and liabilities of Aforoa as of the date of acquisition are as follows:

in €‘000	As of January 12, 2023
Technology	2,718
Other tangible assets	6
Cash	48
Liabilities	(345)
Deferred tax liability, net	(340)
Net assets acquired	2,087
Goodwill	4,236
Consideration transferred	6,323

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The goodwill mainly reflects Aforoa`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

During the year ended December 31, 2023, the seller achieved contingent consideration milestones totaling €0.8 million. As of December 31, 2023, if the remaining milestones stipulated in the purchase agreement are achieved, the seller will receive up to €1.0 million as cash payments to be paid in 2025. As of December 31, 2023, the contingent consideration liability was re-assessed and determined to be €1.6 million, based on the expected probable outcome, which includes the achievement of the first milestone of €0.8 million.

The change in the fair value measurement of the contingent consideration liability (level 3) is summarized as follows:

in €‘000
As of January 12, 2023	1,400
Net fair value changes recognized in profit from continuing operations during the year	214
As of December 31, 2023	1,614

The cash flows arising from the acquisition of Aforoa during the year ended December 31, 2023 were as follows:

Year Ended
in €‘000	December 31, 2023
Cash consideration paid for acquisition of subsidiary	(4,968)
Cash acquired with the subsidiary	48
Net cash paid for acquisition (included in cash used in investing activities)	(4,920)

Transaction costs of €0.1 million were incurred and included in other operating expenses for the years ended December 31, 2023 and 2022.

Acquisitions during the year ended December 31, 2022

Acquisition of additional interest in Sportradar US, LLC

On March 29, 2022, the Company purchased an additional 7% non-controlling interest in its subsidiary Sportradar US, LLC, a Delaware limited liability company, for €28.2 million in cash. Following this transaction, Sportradar US, LLC became a wholly-owned subsidiary of the Company. The additional interest acquired resulted in a negative non-controlling interest balance of €3.2 million being reclassified to additional paid in capital in the consolidated statements of changes in equity during the year ended December 31, 2022. Together with the purchase price of €28.2 million, that led to a total decrease in Additional paid in capital in the amount of €31.4 million.

Acquisition of Vaix Limited

On April 6, 2022, the Company acquired 100% of the voting interest in Vaix Limited (“Vaix”), a private company incorporated in England and Wales with a wholly-owned subsidiary incorporated in Greece, Vaix Greece IKE. Vaix develops artificial intelligence (AI) solutions for the iGaming Industry. Vaix’s innovative AI technology allows betting and gaming operators to gain a personalized view of their customers, which provides a more targeted, player-friendly experience. The Company paid at closing a purchase price in cash of €21.7 million. If certain milestones stipulated in the purchase agreement are achieved, the seller will receive up to €23.4 million as cash payments to be paid in three tranches in addition to the initial purchase consideration. The fair value of the contingent consideration as of April 6, 2022 was €18.8 million.

Transaction costs of €0.4 million were incurred and included in other operating expenses for the year ended December 31, 2022.

The fair values of the identifiable assets and liabilities of Vaix as of the date of acquisition are as follows:

in €‘000	As of April 6, 2022
Customer base	1,630
Technology	6,785
Brand	1,006
Other tangible assets	539
Cash	689
Liabilities	(1,791)
Deferred tax liability, net	(1,298)
Net assets acquired	7,560
Goodwill	32,766
Consideration transferred	40,326

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

As of December 31, 2023, the contingent consideration liability was re-assessed and determined to be €11.7 million, based on the expected probable outcome, which includes the achievement of the second milestone of €5.5 million to be paid to the seller in 2024. The seller may receive up to €11.0 million during 2024 for the remaining milestones as cash payments to be paid in 2025.

As of December 31, 2022, the contingent consideration liability was re-assessed and determined to be €19.5 million, based on the expected probable outcome, which included the achievement of the first milestone of €5.8 million paid to the seller in 2023.

The change in the fair value measurement of the contingent consideration liability (level 3) is summarized as follows:

in €‘000
As of April 6, 2022	18,800
Net fair value changes recognized in profit from continuing operations during the year	739
As of December 31, 2022	19,539
Payments during the year	(5,800)
Net fair value changes recognized in profit from continuing operations during the year	(2,065)
As of December 31, 2023	11,674

The cash flows arising from the acquisition of Vaix during the year ended December 31, 2022 were as follows:

Year Ended
in €‘000	December 31, 2022
Cash consideration paid for acquisition of subsidiary	(21,681)
Cash acquired with the subsidiary	689
Net cash paid for acquisition (included in cash used in investing activities)	(20,992)
Transaction costs of the acquisition (included in cash from operating activities)	(373)
Net cash outflow on acquisition of subsidiary	(21,365)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €3.3 million, €0.4 million and €0.2 million, respectively. If the acquisition had occurred on January 1, 2022, the pro forma revenue, net loss before tax and net loss for year ended December 31, 2022 would have been €4.4 million, €0.6 million and €0.3 million, respectively.

Acquisition of Ortec Sports B.V.

On April 28, 2022, the Company acquired 100% of shares in Ortec Sports B.V. (“Ortec”), a Dutch limited liability company, whose name was subsequently changed to Sportradar B.V., for the cash purchase price of €5.7 million. Ortec is a provider of technology and analytics for professional teams, national associations, and commercial organizations.

The fair values of the identifiable assets and liabilities of Ortec as of the date of acquisition are as follows:

in €‘000	As of April 28, 2022
Customer base	582
Technology	1,978
Brand	383
Other tangible assets	696
Liabilities	(255)
Deferred tax liability, net	(746)
Net assets acquired	2,638
Goodwill	3,079
Consideration transferred	5,717

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

The cash flows arising from the acquisition of Ortec during the year ended December 31, 2022 were as follows:

Year Ended
in €‘000	December 31, 2022
Cash consideration paid for acquisition of subsidiary	(5,717)
Cash acquired with the subsidiary	25
Net cash paid for acquisition (included in cash used in investing activities)	(5,692)
Transaction costs of the acquisition (included in cash from operating activities)	(235)
Net cash outflow on acquisition of subsidiary	(5,927)

During the year ended December 31, 2023, an additional deferred consideration of €0.6 million, which was withheld for any possible claims, was paid in cash and is included in cash used for investing activities in the consolidated statement of cash flows.

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €1.7 million, €0.7 million and €0.6 million, respectively. If the acquisition had occurred on January 1, 2022, the pro forma revenue, net loss before tax and net loss for year ended December 31, 2022 would have been €2.6 million, €1.0 million and €0.8 million, respectively.

Acquisition of additional interest in NSoft Group

The NSoft Group, comprising NSoft d.o.o., Mostar, Bosnia and Herzegovina (“NSoft”) and its wholly-owned subsidiaries STARK Solutions d.o.o., a company incorporated in Bosnia and Herzegovina, and N-Soft Solutions d.o.o., a company incorporated in Croatia, traditionally acted as a partner for Sportradar. The NSoft group is a leading provider of betting software and offers a retail portfolio of games to bookmakers operating in the Eastern European market. Until April 28, 2022, Sportradar held 40% of the shares of NSoft. On April 29, 2022, the Company acquired an additional 30% for cash consideration of €12.0 million, increasing its ownership to 70%. As of December 31, 2022, NSoft is a consolidated entity of the Company.

Transaction costs of €0.3 million were incurred and included in other operating expenses for the year ended December 31, 2022.

For the year ended and as of December 31, 2021, NSoft was an associate and accounted for using the equity method of accounting (refer to Note 16). The fair value of the previous held interest in NSoft on the date of acquisition was €16.2 million. The Company’s carrying value on the date of acquisition of the additional interest was €8.3 million. A gain of €7.7 million has been recognized on the remeasurement of the previously held equity-accounted investee within the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022.

The Company elected to measure the non-controlling interest in the acquiree at the proportionate share of its interest in the acquiree’s identifiable net assets. The fair values of the identifiable assets and liabilities of NSoft as of the date of acquisition of the additional interest are as follows:

in €‘000	As of April 29, 2022
Customer base	4,509
Technology	8,706
Brand	2,513
Property and equipment	2,624
Other tangible assets	5,155
Cash	1,868
Other liabilities	(3,523)
Deferred tax liability, net	(1,096)
Net assets acquired	20,756
Goodwill	13,471
Non-controlling interest (30%)	(6,227)
Consideration transferred	28,000

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

The cash flows arising from the acquisition of NSoft during the year ended December 31, 2022 were as follows:

Year Ended
in €‘000	December 31, 2022
Cash consideration paid for acquisition of subsidiary	(12,000)
Cash acquired with the subsidiary	1,868
Net cash paid for acquisition (included in cash used in investing activities)	(10,132)
Transaction costs of the acquisition (included in cash from operating activities)	(261)
Net cash outflow on acquisition of subsidiary	(10,393)

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

Acquisition of Bettech Gaming (PTY) LTD

On August 4, 2022, Sportradar acquired 100% of shares in Bettech Gaming (PTY) LTD (“BetTech”), a betting platform based in Cape Town, South Africa from the Company’s CEO, Carsten Koerl and minority shareholders for consideration of €7.0 million. The Company’s acquisition of BetTech is an acquisition under common control and is a related party transaction (refer to Note 28).

Immediately upon closing of the Company’s acquisition of BetTech, the Company contributed 100% of the shares of BetTech based on an enterprise value of €10.0 million to SportTech (as defined below), in addition to cash payments totaling €27.9 million, for a 49% ownership in SportTech (refer to Note 16.3). The Company recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022. As SportTech is an associate of the Company, the contributions in 2022 were a related party transaction (refer to Note 16.3 and Note 28).

On May 31, 2023, the Company sold its 49% interest to the majority shareholder, Ringier, at which time BetTech became a wholly-owned subsidiary of the Company. The Board of Directors simultaneously approved a plan committed to sell BetTech. BetTech was classified as disposal group held for sale until the date it was sold. BetTech was sold to a third party on November 30, 2023 and is not a subsidiary of the Company as of December 31, 2023 (refer to Note 29).

Acquisitions during the year ended December 31, 2021

Acquisition of Fresh Eight Limited

On March 2, 2021, the Company acquired 100% of the voting interest in Fresh Eight Limited (“Fresh 8”), a United Kingdom based provider of a personalized messaging platform in the global betting and gaming market. The acquisition of Fresh 8 augmented Sportradar`s ad:s business unit.

The Company paid at closing a purchase price in cash of €11.6 million as consideration. As part of the purchase agreement, a deferred consideration payable of €0.5 million was determined based on the working capital adjustment at period end. Contingent consideration of €0.6 million was determined to be remuneration and is being recognized over the earn-out period. The fair value of the contingent consideration included in the total purchase price as of March 2, 2021 was €8.2 million and will be paid to the seller in three tranches. First, a payment of €4.4 million was paid in 2022 to the seller for achievement of the first milestone. As of December 31, 2022, the seller achieved the second milestone and was paid €2.8 million during 2023. As of December 31, 2023, the final and third milestone stipulated in the purchase agreement is achieved the seller will receive €2.2 million cash payment in 2024.

The change in the fair value measurement of the contingent consideration liability (level 3) is summarized as follows:

in €‘000
As of January 1, 2022	8,200
Cash payments during the year	(4,385)
Net fair value changes recognized in profit from continuing operations for the year	1,079
As of December 31, 2022	4,894
Cash payments during the year	(2,775)
Net fair value changes recognized in profit from continuing operations for the year	96
As of December 31, 2023	2,215

Transaction costs of €0.4 million were incurred and included in other operating expenses for the year ended December 31, 2021.

The fair values of the identifiable assets and liabilities of Fresh 8 as of the date of acquisition are as follows:

in €‘000	As of March 2, 2021
Customer base	4,863
Technology	3,402
Property and equipment	69
Trade receivables	377
Contract assets and other assets	176
Cash	152
Current liabilities	(327)
Deferred tax liability, net	(1,570)
Net assets acquired	7,142
Goodwill	13,168
Consideration transferred	20,310

The goodwill mainly reflects synergy potential based on the ability to improve U.S. penetration of the Ads market and further strengthen the Company’s Ads business. Goodwill is not expected to be deductible for tax purposes.

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparable.

The cash flows arising from the acquisition of Fresh 8 during the year ended December 31, 2021 were as follows:

Year Ended
in €‘000	December 31, 2021
Cash consideration paid for acquisition of subsidiary	(12,063)
Cash acquired with the subsidiary	152
Net cash paid for acquisition (included in cash used in investing activities)	(11,911)
Transaction costs of the acquisition (included in cash from operating activities)	(439)
Net cash outflow on acquisition of subsidiary	(12,350)

Acquisition of Atrium Sports, Inc.

On May 6, 2021, the Company acquired 100% of the voting interest in Atrium Sports, Inc. (“Atrium”), a market leader in data and video analytics in the college and professional sports space. The acquisition complemented Sportradar’s 360-degree product suite and continued to deepen and broaden relationships with key sports organizations globally.

The Company paid cash of €183.0 million and issued 1,805 participation certificates of the Company in connection with the acquisition. The fair value of the 1,805 participation certificates was determined to be €22.4 million as of May 6, 2021 and was based on bids received from independent third parties in connection with a potential acquisition of the Company. The participation certificates were subject to certain non-market performance vesting conditions and service vesting conditions. A portion of the participation certificates, amounting to €9.2 million, was determined to be part of the total purchase consideration and the remaining €13.2 million of the participation certificates was determined to be remuneration. The fair value of the participation certificates determined to be part of the total purchase consideration is recognized within other liabilities in the consolidated statements of financial position as this part is subject to certain re-purchase provisions. The corresponding deposit liability amounted to €6.0 million as of December 31, 2021 and will unwind at the respective vesting dates. As of December 31, 2023, 2022 and 2021, the amounts of €1.8 million, €2.4 million and €3.2 million, respectively, were unwound and reclassified to additional paid-in capital.

The fair value of the participation certificates determined to be remuneration will be recognized as a share-based payment expense over the vesting period on a graded vesting basis. For the years ended December 31, 2023, 2022 and 2021, the Company recognized share-based compensation expense of €1.6 million, €3.7 million and €7.0 million, respectively, in the consolidated statements of profit or loss and other comprehensive income.

Transaction costs of €3.9 million were incurred and included in other operating expenses for the year ended December 31, 2021.

The fair values of the identifiable assets and liabilities of Atrium as of the date of acquisition are as follows:

in €‘000	As of May 6, 2021
Customer base	16,477
Brand	1,679
Technology	56,540
Property and equipment	3,537
Trade receivables	1,974
Contract assets and other assets	3,899
Cash	1,087
Current liabilities	(10,567)
Non-current liabilities	(1,253)
Deferred tax liability, net	(15,605)
Net assets acquired	57,768
Goodwill	134,451
Consideration transferred	192,219

The useful life for the acquired technology and customer base is estimated to be 10 years.

The trade receivables acquired comprise gross contractual amounts of €2.9 million, of which €0.9 million are expected to be uncollectible at the date of acquisition.

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

The cash flows arising from the acquisition of Atrium during the year ended December 31, 2021 were as follows:

Year Ended
in €‘000	December 31, 2021
Cash consideration paid for acquisition of subsidiary	(183,043)
Cash acquired with the subsidiary	1,087
Net cash paid for acquisition (included in cash used in investing activities)	(181,956)
Transaction costs of the acquisition (included in cash from operating activities)	(3,900)
Net cash outflow on acquisition of subsidiary	(185,856)

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

Acquisition of Interact Sport Pty Ltd.

On June 9, 2021, the Company acquired 100% of the voting interest in Interact Sport Pty Ltd.(“Interact”) for cash consideration of €4.7 million. Interact is an Australian based sports data and technology company focused on cricket.As part of the purchase agreement, a deferred consideration payable of €0.4 million was determined to be withheld for the next 15 months as security for any possible claims. At the time of acquisition, if certain milestones stipulated in the purchase agreement are achieved, the seller and key employees will earn up to €3.0 million in earn-out compensation in 2022, 2023 and 2024, which will be paid in cash by the Company in the following year. The fair value of the cash payments will be recognized as remuneration over the earn-out period. Transaction costs of €0.2 million were incurred and included in other operating expenses for the year ended December 31, 2021.

During the year ended December 31, 2023, the Company recognized €0.1 million as compensation related to achievement of certain milestones stipulated in the acquisition purchase agreement. During the year ended December 31, 2023, payments of €0.8 million were paid to the seller and key employees as earn-out compensation related to achievement of milestones earned during the year ended December 31, 2022. During the year ended December 31, 2022, payments of €1.3 million were paid to the seller and key employees as earn-out compensation related to achievement of milestones earned during the year ended December 31, 2021, in addition to payment for deferred consideration of €0.3 million.

On December 30, 2023, the Company sold 100% of the voting interest in Interact Sport Pty Ltd. and its subsidiaries (refer to Note 29).

The fair values of the identifiable assets and liabilities of Interact as of the date of acquisition are as follows:

in €‘000	As of June 9, 2021
Customer base	793
Technology	966
Brand	73
Trade receivables	222
Contract assets and other assets	359
Cash	107
Current liabilities	(435)
Deferred tax liability, net	(550)
Net assets acquired	1,535
Goodwill	3,606
Consideration transferred	5,141

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The cash flows arising from the acquisition of Interact during the year ended December 31, 2021 were as follows:

Year Ended
in €‘000	December 31, 2021
Cash consideration paid for acquisition of subsidiary	(4,671)
Cash acquired with the subsidiary	107
Net cash paid for acquisition (included in cash used in investing activities)	(4,564)
Transaction costs of the acquisition (included in cash from operating activities)	(154)
Net cash outflow on acquisition of subsidiary	(4,718)

Note 4. Revenue from contracts with customers

Revenue arises from service contracts with customers. Sportradar’s main business is to provide sports data or audiovisual (“AV”) sports data feeds to its customers for their own use. Customers obtain access but not ownership rights to any sports data provided. Revenue for the Company’s major product groups consists of the following for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
in €‘000	2023	2022	2021
Betting data / Betting entertainment tools	278,157	237,043	214,034
Managed Betting Services (“MBS”)	175,862	135,895	79,966
Virtual Gaming	12,804	16,154	15,357
Rest of the World Betting revenue	466,823	389,092	309,357
Betting AV	182,196	160,522	140,162
Integrity services	7,744	7,863	7,712
Other revenue	55,346	45,269	32,271
Rest of the World revenue	712,109	602,746	489,502
Media and advertising revenue	58,914	53,010	33,796
Betting data	50,629	29,737	15,150
Betting AV	19,173	10,963	5,166
Sports Solutions	36,796	33,732	17,588
United States revenue	165,512	127,442	71,700
Total Revenue	877,621	730,188	561,202

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it provides a service to a customer.

Betting revenue:

This includes betting data, betting entertainment tools, managed betting services, and virtual gaming.

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

The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and therefore, revenue is recognized on a straight-line basis over the contract period. The data and service level commitments are generally consistent on a monthly basis over the term of the arrangement. As the service is provided evenly over the contract term, a straight-line measure of progress is appropriate for recognizing revenue. Revenue is recognized on a straight-line basis consistent with the entity’s efforts to fulfill the contract which are even throughout the period. In assessing the nature of the obligation, the Company considered all relevant facts and circumstances, including the timing of transfer of goods or services, and concluded that the entity’s efforts are expended evenly throughout the contract period.

SMBs are provided on request from customers and result in separate contracts. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.

There are certain sport betting contracts with customers that incorporate a revenue share scheme. The Company receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. The Company’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and payout.

Managed Betting Services (“MBS”):

MBS includes Managed Trading Services (“MTS”) and Managed Sportsbook Services (“MSS) (formerly Managed Platform Services (“MPS”)). MTS revenue consists of the percentage of winnings and fees charged to clients if a “bet slip” is accepted. MSS revenue consists of platform set-up fees for Sportradar’s turnkey solution.

MTS clients forward their proposed bets, known as “bet slips”, to the Company for consideration as to whether or not the bet is advisable. The Company has the ability to accept or decline this bet slip. If a bet slip is accepted, the Company will receive a share of the revenue or loss made by the client on the bet. MTS agreements typically specify an agreed minimum fee and revenue share percentage, and the actual fee is determined as the higher of the minimum fee and revenue share. The revenue share is based on gross or net gaming revenue. Gross gaming revenue is the total volume of stakes in excess of the total amount of payouts to betting customers. Net gaming revenue is gross gaming revenue less applicable taxes and other contractually agreed adjustments. Most MTS contracts also include a loss participation clause (i.e., in case the Gross/Net gaming revenue is negative). The Company is exposed to losses by the agreed loss participation percentage (typically the same percentage as the revenue share). Revenue is recognized monthly on the basis of actual performance (revenue share or minimum fee, if the revenue share is below agreed minimum fee).

MSS is part of the Company’s MBS business and provides a complete turnkey solution (including platform set-up, maintenance and support). The platform set-up fee is recognized over the time the platform is built. Maintenance and support fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Virtual gaming:

For Virtual gaming, the Company receives income from a revenue share arrangement with clients in exchange for the provision of virtual sports data. The Company receives a share of revenue based on the income generated from the betting activity on the virtual game. The customer is not obliged to pay until it has itself generated income from the online betting activity. This results in variable consideration that is initially constrained and recognized on the basis of actual customer sale performance.

Betting AV revenue:

Betting audiovisual (AV) generates revenue from the sale of a live streaming solution for online, mobile and retail sport betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, Sportradar provides this additional service level at the standalone market selling price. The additional obligation is satisfied, and the revenue recorded in the period of over performance.

Integrity services revenue:

Consists of monitoring, intelligence, education, and consultancy solutions for sports organizations, state authorities, and law enforcement agencies to support them in the fight against match-fixing and corruption. Revenue is primarily recognized on a straight-line basis over the contract term.

Other revenue:

This includes various revenue streams, amongst others the media and advertising revenue for rest of the world outside of the U.S.

United States revenue:

United States revenue primarily includes media revenue from application programming interfaces (“API”) whereby the Company offers extensive sports data from games worldwide. Customers can access both live and historical data via API products. Customer contracts include multiple sports and the products offered are accessible throughout the duration of the contract. The stand ready services represent one performance obligation performed over time. Revenue is recognized on a straight-line basis over the contract term. United States revenue also includes betting and betting AV revenue from U.S. sources.

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

Marketing and advertising revenue:

The Company provides marketing solutions and technology including services for brands, rightsholders, betting and gaming operators and media companies. Customers generally agree to marketing commitments, either on a per campaign basis or for a fixed period commitment. Revenue is recognized at the point in time when the services are performed or equally over the contract term. Marketing services also include digital advertising services where the Company is buying advertising inventory and reselling inventory to its customers. Under these arrangements, the Company may act as either a principal or as an agent which may require judgement to determine if the nature of the Company’s obligation to the customer is to provide the specified goods or services, or to arrange for those goods or services to be provided by the other party.

Transaction price considerations

Variable consideration: If consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for services rendered to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal will not occur when the related uncertainty is subsequently resolved. The revenue sharing and discounts give rise to variable consideration.

Non-cash consideration: Where the transaction price in a contract with a customer includes non-cash consideration, the Company measures that non-cash consideration at fair value. If the fair value of the non-cash consideration cannot be reasonably estimated, the Company measures it indirectly, by reference to the stand-alone selling price of the goods or services promised to the customer in exchange for the consideration.

Allocation of transaction price to performance obligations: Contracts with customers as described above may include multiple performance obligations. For such contracts, the transaction price is allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Company’s sales for services sold separately in similar circumstances and to similar customers. If the standalone selling price cannot be determined based on observable data, the Company will apply a cost plus mark-up approach.

Price adjustments or discounts: Contractually agreed price adjustments or discounts are taken into consideration for revenue recognition over the service period on a straight-line basis for contracts in which revenue is recognized over time.

Certain costs to obtain or fulfill contracts

IFRS 15 Revenue from contracts with customers notes that incremental costs of obtaining a contract and certain costs to fulfil a contract must be recognized as an asset if certain criteria are met. Any capitalized costs must be amortized on a basis which is consistent with services rendered to the customer. The Company did not identify significant incremental costs (i.e. costs that the Company would not incur if the contract is not signed). Main costs to fulfil the contracts relate to sport rights and licenses, and software, which are capitalized as intangible assets and amortized over their useful life.

Significant payment terms

Stand ready services such as Betting data / Betting entertainment tools, and Betting AV are billed in advance periodically (typically monthly or quarterly). Other services such as MBS, Virtual gaming, Media and advertising are billed in arrears. Payment terms are typically net 10 days.

Contract assets and liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. These timing differences, and barter deals with sport rights licensors, result in contract assets or contract liabilities. Refer to Note 18 and Note 25 for further details.

Note 5. Segmental information

The Company’s CEO is the CODM and monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment.

During the years ended December 31, 2023, 2022 and 2021, the Company has the following divisions which are its reportable segments. These divisions offer different services and are managed separately by region.

Reportable segments	Operations
Rest of the World (“RoW”) Betting	Betting and gaming solutions
RoW Betting AV	Live streaming solutions for online, mobile and retail sports betting
United States	Betting and betting AV solutions, Sports Solutions, and marketing and advertising

All revenues included in the RoW Betting and RoW Betting AV segments are generated from customers outside the United States. All other segments revenue includes various revenue streams, amongst others, the Marketing services and Integrity services revenue for the rest of the world.

No operating segments have been aggregated to form the above reportable operating segments.

Information related to each reportable segment is set out below. Adjusted EBITDA is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Adjusted EBITDA represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of sports rights), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, share of loss of equity-accounted investee (SportTech AG), loss on disposal of equity-accounted investee (SportTech AG), remeasurement of previously held equity-accounted investee and professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations, and a one-time charitable donation for Ukrainian relief activities. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

	Year Ended December 31, 2023
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	466,823	182,196	165,512	814,531	63,090	877,621
Segment Adjusted EBITDA	209,562	52,211	18,893	280,666	(6,328)	274,338
Amortization of sport rights	(42,646)	(65,042)	(51,142)	(158,830)	(1,187)	(160,017)

	Year Ended December 31, 2022
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	389,092	160,522	127,442	677,056	53,132	730,188
Segment Adjusted EBITDA	182,439	46,494	(4,141)	224,792	(13,348)	211,444
Amortization of sport rights	(40,093)	(66,402)	(33,705)	(140,200)	—	(140,200)

	Year Ended December 31, 2021
		RoW		Total
	RoW	Betting	United	reportable	All other
in €‘000	Betting	AV	States	segments	segments	Total
Segment revenue	309,357	140,162	71,700	521,219	39,983	561,202
Segment Adjusted EBITDA	176,987	39,246	(22,625)	193,608	(5,746)	187,862
Amortization of sport rights	(16,101)	(56,266)	(21,946)	(94,312)	—	(94,312)

Reconciliations of information on reportable segments to the amounts reported in the consolidated financial statements:

	Years Ended December 31,
in €‘000	2023	2022	2021
Segment Adjusted EBITDA	274,338	211,444	187,862
Finance income	12,848	5,250	5,297
Finance costs	(33,731)	(41,447)	(32,540)
Depreciation and amortization	(206,362)	(184,813)	(129,375)
Amortization of sport rights	160,017	140,200	94,312
Foreign currency gains, net	23,205	26,690	5,437
Share-based compensation	(39,712)	(28,637)	(15,431)
Restructuring costs	(8,005)	(5,528)	—
Non-routine litigation costs	—	(19,045)	—
Share in loss of equity-accounted investee[2]	(3,699)	(3,985)	—
Loss on disposal of equity-accounted investee	(13,604)	—	—
Impairment loss on goodwill and intangible assets	(9,854)	—	—
Impairment (loss) income on other financial assets	(202)	5	(5,889)
Remeasurement of previously held equity-accounted investee	—	7,698	—
Professional fees for SOX and ERP implementations	(505)	(4,298)	—
One time charitable donation for Ukrainian relief activities	—	(146)	—
Unallocated corporate expenses[1]	(107,538)	(85,598)	(85,849)
Net income before tax and discontinued operations	47,196	17,790	23,824
1	Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, IT and other costs not allocated to the segments.
2	Represents non-cash losses unrelated to the Company’s core businesses and which management does not consider indicative of the Company’s ongoing operations because the equity-accounted investee, SportTech AG, operates on a business-to-consumer model as opposed to the Company’s core businesses that operate on a business-to-business model.

Geographic information

The geographic information analyzes the Company’s revenue and non-current assets by the Company’s country of domicile (Switzerland) and other countries. In presenting the geographic information, revenue has been based on the geographic billing location of customers and assets were based on the geographic location of the entity that holds the associated assets. Non-current assets exclude deferred tax assets and other financial assets.

Revenue	Years Ended December 31,
in €‘000	2023	2022	2021
US	144,185	123,677	67,093
Malta	105,596	95,696	70,529
United Kingdom	81,759	78,472	68,688
Switzerland	9,152	10,822	7,397
Other countries[1]	536,929	421,521	347,495
Total	877,621	730,188	561,202

Non-current assets	As of December 31,
in €‘000	2023	2022
Switzerland	1,307,794	499,715
Germany	59,535	61,051
United States	225,759	240,635
Other countries[1]	183,351	152,132
Total	1,776,439	953,533

1No individual country represented more than 10% of the total.

Major customer

The Company did not have any individual customer that accounted for more than 10% of revenue during the years ended December 31, 2023, 2022 and 2021.

Note 6. Purchased services and licenses

The following table represents purchased services and licenses:

	Years Ended December 31,
in €‘000	2023	2022	2021
Non-capitalized sport rights licenses	42,668	42,259	48,324
Production costs	40,742	40,249	17,188
Ads costs and operational fees	32,049	27,665	9,861
Consultancy fees	27,694	19,426	9,930
Data journalist and freelancer fees	24,148	23,650	16,225
Variable service fees	16,073	10,058	6,829
Cost of materials and goods	13,682	3,207	213
Sales agents	2,694	2,987	3,924
Other costs	6,126	6,496	6,932
Total	205,876	175,997	119,426

Note 7. Other operating expenses

The following table represents operating expenses:

	Years Ended December 31,
in €‘000	2023	2022	2021
Legal and other consulting expenses	28,778	42,952	46,886
Software-as-a Service and similar rights	17,614	13,664	9,482
Travel expenses	8,742	6,524	1,803
Marketing expenses	7,830	7,798	5,341
Insurance	6,618	12,225	4,961
Office expenses	5,082	3,772	3,028
Telecommunication and IT expenses	4,994	4,652	12,523
Other external and administrative costs	9,785	4,304	3,284
Total	89,443	95,891	87,308

Note 8. Foreign currency gains (losses), net

The following table represents foreign currency gains and losses, net:

	Years Ended December 31,
in €‘000	2023	2022	2021
Foreign currency gains	65,594	101,627	39,720
Foreign currency losses	(42,389)	(74,937)	(34,283)
Total	23,205	26,690	5,437

Note 9. Finance income

The following table represents finance income:

	Years Ended December 31,
in €‘000	2023	2022	2021
Interest income	7,683	5,250	5,179
Other finance income	5,165	—	118
Total	12,848	5,250	5,297

Note 10. Finance costs

The following table represents finance costs:

	Years Ended December 31,
in €‘000	2023	2022	2021
Interest expense
Accrued interest on license fee payables	27,369	17,282	10,071
Interest on loans and borrowings	3,745	22,121	22,160
Other interest expense	337	634	93
Other finance costs
Other finance costs	2,280	1,410	216
Total	33,731	41,447	32,540

Note 11. Income taxes

The following income taxes are recognized in profit from continuing operations:

Income taxes	Years Ended December 31,
in €‘000	2023	2022	2021
Current tax expense:
Current year	9,251	11,540	12,564
Changes in estimates related to prior years	(1,245)	(187)	2,051
Deferred tax expense:
Origination and reversal of temporary differences	1,545	(9,354)	1,567
Tax write-down	3,000	5,300	—
Recognition of previously unrecognized deferred tax assets	—	—	(5,145)
Income tax expense reported in profit from continuing operations	12,551	7,299	11,037

In 2021, changes in estimates related to prior years was €2.1 million, primarily related to Norway.

New income tax regulations for Switzerland in 2019:

As of May 19, 2019, Switzerland approved a change in the Swiss Tax Code, which grants the cantons more freedom in their tax governance. In general, tax rates were lowered, but in the case of Sportradar, privileges for entities which obtain the majority of their revenue abroad are also abolished. Consequently, the effective tax rate for Sportradar increased from 9.0% to 14.5% as of January 1, 2020. Consequently, Sportradar applied the 14.5% rate in measuring its deferred tax assets/liabilities as of December 31, 2019.

In addition, entities including Sportradar AG, which previously benefitted from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years (Tax-step up). Within Sportradar AG this tax-free step-up amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the Company balance sheet. As of December 31, 2019, a deferred tax asset of €17.0 million was recognized based on the level of suitable taxable profits forecast over the next 10 years. In 2022, a write-down on the deferred tax asset in the amount of €5.3 million was recognized, given the expectation on the usage of the expected tax benefits in Switzerland were reduced. As of December 31, 2022 the deferred tax asset amounts to € 10.3 million. In 2023, a further write-down on the deferred tax asset in the amount of €3.0 million was recognized, given the expectation on the usage of the expected tax benefits in Switzerland were reduced. As of December 31, 2023 the deferred tax asset amount to € 7.3 million

The reconciliation of the changes in the net deferred tax asset (liability) recognized in the consolidated statements of financial position:

in €‘000	2023	2022
Net deferred tax asset as of January 1,	966	1,430
Additions from business combinations	(340)	(3,140)
Recognized in other comprehensive income	130	(326)
Recognized in profit from continuing operations	(4,545)	4,054
Foreign currency translation adjustment	(1,143)	(1,052)
Net deferred tax asset (liability) as of December 31,	(4,932)	966

The changes during the years ended December 31, 2023 and December 31, 2022 is primarily attributable to: additions due to the acquisition of Aforoa during the year ended December 31, 2023 (refer to Note 3), the impairment of intangible assets and the additional write-off of the tax step-up during the year ended December 31, 2023, and the acquisitions of Vaix, NSoft and Sportradar B.V. (formerly Ortec) during the year ended December 31, 222 (refer to Note 3).

The deferred tax assets and (liabilities) relate to the following items:

	December 31,
	2023		2022
	Consolidated		Consolidated
	statement of	Consolidated	statement of	Consolidated
	financial	statement of	financial	statement of
in €‘000	position	profit or loss	position	profit or loss
Other assets and prepayments	11,001	1,015	9,986	5,343
Intangible assets	(31,261)	(5,057)	(24,720)	(2,755)
Trade and other payables	9,036	848	8,643	4,331
Tax loss carry-forward	4,843	230	4,612	3,068
Tax step-up (write-down)	7,300	(3,000)	10,300	(5,300)
Other assets non-current	(541)	5,401	(5,941)	(822)
Other	(5,310)	(3,982)	(1,914)	189
Deferred tax income (expense)		(4,545)		4,054
Net deferred tax asset (liability)	(4,932)		966
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	16,383		27,014
Deferred tax liabilities	(21,315)		(26,048)
Deferred tax asset (liability), net	(4,932)		966

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Group AG at 14.3%, 14.4% and 14.5% for the years ended December 31, 2023, 2022 and 2021, respectively. The differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €‘000	2023	2022	2021
Net income before tax	47,196	17,790	23,824
Applicable tax rate	14.3%	14.4%	14.5%
Tax expense applying the Company tax rate	(6,744)	(2,562)	(3,454)
Effect of tax losses and tax offsets not recognized as deferred tax assets	(2,276)	1,134	(6,327)
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	—	—	5,145
Changes in estimates related to prior years	1,245	187	(2,051)
Effect of non-deductible expenses	(1,337)	(3,020)	(4,132)
Effect of non-taxable remeasurement of previously held equity-accounted investee	—	1,116	—
Effect of difference to the Company tax rate	517	854	555
Other effects	(956)	292	(773)
Tax write-down	(3,000)	(5,300)	—
Income tax expense	(12,551)	(7,299)	(11,037)
Effective tax rate	26.6%	41.0%	46.3%

For the year ended December 31, 2021, the effect of tax losses relates mainly to losses in Sportradar Capital S.à.r.l , Sportradar Group AG and Atrium Sports Inc. not recognized as deferred tax assets. For the year ended December 31, 2022, the effect of tax losses primarily relates to gains in the Luxembourg entity and Sportradar Group AG in which unused tax losses are yet to be recognized. The effect of tax losses is partially offset by losses attributable to Atrium not recognized as deferred tax assets. For the year ended December 31, 2023, the effect of tax losses relates mainly to losses Atrium Sports Inc. not recognized as deferred tax assets, which is partially offset gains in other entities.

Effect on recognition of deferred tax assets, on previously unused tax losses and tax offsets during the years ended December 31, 2021 are mainly due to the estimation that accumulated losses from Sportradar US LLC are partly recoverable.

For the year ended December 31, 2021, the changes in estimates related to prior years mainly relate to prior year tax expenses expected from an ongoing tax litigation in Norway. For the years ended December 31, 2023, the changes in estimates related to prior years mainly relate to an expected tax refund which is connected to the prior tax litigation in Norway.

Effect of non-deductible expenses for the year ended December 31 2021 and 2022 were the share - based compensation relating to the MPP share awards and awards granted to the sellers of Atrium and the participation certificates issued to a director of the Company, which are non-tax deductible. In 2022 the remeasurement of previously held equity-accounted investee is non-taxable.

The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	As of December 31,
in €‘000	2023	2022
Unlimited	105,143	102,450
will expire within 5 years	2,470,875	18,508
will expire thereafter	25,295	2,575,052
Tax loss carry-forward	2,601,313	2,696,010

The majority of the non-recognized tax loss-carry forwards relates to Sportradar Group AG, Atrium, and Sportradar Americas Inc, where part of the accumulated tax losses is not expected to be recoverable. The €2.1 billion tax losses not recognized as deferred tax assets in the year ended December 31, 2021 (revalued as €2.5 billion for the year ended December 31, 2023) relate to Sportradar Group AG and the partially written off investment in Sportradar Holding AG and Slam InvestCo S.à r.l. in statutory accounts as a result of a decline in the Company’s share price compared to the Company’s share price on the date of the IPO.

Note 12. Earnings per share (EPS)

Basic earnings available to ordinary shareholders per share is computed based on the weighted average number of ordinary shares outstanding during the period, net of weighted average number of treasury shares held during the period. Exercisable warrants with an exercise price for little to no consideration are included in basic EPS.

Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue Class A shares were issued but not securities that are anti-dilutive. RSUs, options and warrants with time-based only service requirements are considered outstanding for dilutive EPS until the earlier of vest date or forfeiture date.

The historical weighted average number of ordinary shares outstanding for the year ended December 31, 2021 were recalculated by using an exchange ratio.

Class A and Class B shareholders are entitled to dividends based on the nominal value of the ordinary shares. As the Class B shares have lower nominal value, the shares are entitled to 1/10 of the dividends attributable to Class A shares.

The following table reflects the share data used for the weighted-average number of Class A shares (basic):

	Years Ended December 31,
in thousands of shares	2023	2022	2021
Issued Class A shares as of January 1	206,849	206,572	177,627
Effect of Class A shares issued	346	222	7,890
Effect of options and warrants exercised or exercisable	519	—	19
Effect of treasury shares held	(197)	(246)	—
Effect of shares issued related to a business combination	—	—	1,133
Weighted-average number of Class A shares as of December 31 (basic)	207,517	206,548	186,670

The following table reflects the share data used for the weighted-average number of Class A shares (diluted):

	Years Ended December 31,
in thousands of shares	2023	2022	2021
Weighted-average number of Class A shares as of December 31 (basic)	207,517	206,548	186,670
Effect of unvested RSUs, options, and warrants	19,129	15,619	2,003
Weighted-average number of Class A shares as of December 31 (diluted)	226,646	222,167	188,673

The following table reflects the share data used for the weighted-average number of Class B shares (basic and diluted):

	Years Ended December 31,
in thousands of shares	2023	2022	2021
Issued Class B shares as of January 1	903,671	903,671	903,671
Weighted-average number of Class B shares as of December 31 (basic and diluted)	903,671	903,671	903,671

The following tables reflect the income data used in the basic and diluted EPS calculations for profit attributable to owners of the Company:

	Years Ended December 31,
in €‘000	2023	2022	2021
Profit attributable to Class A shares owners	24,152	7,580	8,744
Profit attributable to Class B shares owners	10,503	3,311	3,825
Profit attributable to owners of the Company	34,655	10,891	12,569

	Years Ended December 31,
	2023	2022	2021
Basic EPS from profit attributable to Class A shares owners	0.12	0.04	0.05
Diluted EPS from profit attributable to Class A shares owners	0.11	0.03	0.05
Basic and diluted EPS from profit attributable to Class B shares owners	0.01	0.00	0.00

The following tables reflect the income data used in the basic and diluted EPS calculations for loss from discontinued operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2023	2022	2021
Loss from discontinued operations attributable to Class A shares owners	(524)	—	—
Loss from discontinued operations attributable to Class B shares owners	(227)	—	—
Loss from discontinued operations attributable to owners of the Company	(751)	—	—

	Years Ended December 31,
	2023	2022	2021
Basic EPS from discontinued operations attributable to Class A shares owners	(0.00)	—	—
Diluted EPS from discontinued operations attributable to Class A shares owners	(0.00)	—	—
Basic and diluted EPS from discontinued operations attributable to Class B shares owners	(0.00)	—	—

The following tables reflect the income data used in the basic and diluted EPS calculations for profit from continuing operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2023	2022	2021
Profit for the year from continuing operations attributable to Class A shares owners	24,675	7,580	8,744
Profit for the year from continuing operations attributable to Class B shares owners	10,731	3,311	3,825
Profit for the year from continuing operations attributable to owners of the Company	35,406	10,891	12,569

	Years Ended December 31,
	2023	2022	2021
Basic EPS from profit for the year from continuing operations attributable to Class A shares owners	0.12	0.04	0.05
Diluted EPS from profit for the year from continuing operations attributable to Class A shares owners	0.11	0.03	0.05
Basic and diluted EPS from profit for the year from continuing operations attributable to Class B shares owners	0.01	0.00	0.00

Note 13. Intangible assets and goodwill

						Internally-
Cost	Brand	Customer				developed
in €‘000	name	base	Licenses		Technology	software	Goodwill	Total
Balance as of January 1, 2022	8,993	68,273	690,345		83,445	48,126	258,993	1,158,175
Additions	—	—	93,346		8,915	17,730	—	119,991
Additions through acquisitions (Note 3)	3,901	6,721	61		17,469	—	49,316	77,468
Disposals	—	—	(42,186)		(5,800)	(1,291)	—	(49,277)
Disposal due to reduction in service potential	—	—	(646)		—	—	—	(646)
Translation adjustments	283	976	706		3,572	374	7,505	13,416
Balance as of December 31, 2022	13,177	75,970	741,626		107,601	64,939	315,814	1,319,127
Additions	—	—	1,023,457		6,324	28,301	—	1,058,082
Additions through acquisitions	—	—	—		2,718	—	4,236	6,954
Disposals	(71)	(776)	(226,020)		(3,000)	(5,170)	—	(235,037)
Disposal due to reduction in service potential	—	—	(4,077)		—	—	—	(4,077)
Translation adjustments	(78)	(619)	(127)		(2,258)	(1,545)	(5,652)	(10,279)
Balance as of December 31, 2023	13,028	74,575	1,534,859		111,385	86,525	314,398	2,134,770

Accumulated amortization and impairment
€‘000
Balance as of January 1, 2022	(6,442)	(28,206)	(265,136)		(18,821)	(20,257)	(10,841)	(349,703)
Amortization	(1,039)	(6,543)	(144,065)	[1]	(13,402)	(7,782)	—	(172,831)
Disposals	—	—	42,186		5,800	1,290	—	49,276
Translation adjustments	(228)	(224)	(390)		(21)	(390)	(984)	(2,237)
Balance as of December 31, 2022	(7,709)	(34,973)	(367,405)		(26,444)	(27,139)	(11,825)	(475,495)
Amortization	(1,246)	(6,664)	(161,279)	[1]	(13,728)	(8,849)	—	(191,766)
Impairment (Note 13.1)	(311)	(1,142)	—		(1,908)	—	(6,493)	(9,854)
Disposals	71	776	227,800		3,000	5,170	—	236,817
Translation adjustments	60	144	569		864	901	321	2,859
Balance as of December 31, 2023	(9,135)	(41,859)	(300,315)		(38,216)	(29,917)	(17,997)	(437,439)
Carrying amount
As of December 31, 2022	5,468	40,997	374,221		81,157	37,800	303,989	843,632
As of December 31, 2023	3,893	32,716	1,234,544		73,169	56,608	296,401	1,697,331
1	Includes €160.0 million and €140.2 million of sport rights amortization for the years ended December 31, 2023 and 2022, respectively.

Brand name

As of December 31, 2023 and 2022, brand names with a carrying amount of €0.9 million, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time.

Internally-developed software

During the years ended December 31, 2023,2022 and 2021, the Company capitalized internally-developed software costs of €28.3 million, €17.7 million and €11.8 million, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income in the following line items:

	Years Ended December 31,
in €‘000	2023	2022	2021
Personnel expenses	21,773	15,560	11,592
Purchases services and licenses (excluding depreciation and amortization)	6,528	2,170	202
Internally-developed software cost capitalized	28,301	17,730	11,794

Licenses

As of December 31, 2023 and 2022, additions to licenses in the amount of €882.2 million and €78.6 million, respectively, were unpaid and recognized as liabilities. Further, additions of €46.0 million and €4.9 million as of December 31, 2023 and 2022, respectively, relate to barter transactions.

As of December 31, 2023, additions of €87.3 million relate to a recognized asset resulting from granted equity instruments and a warrant to a licensor. There were no additions resulting from granted equity instruments for the year ended December 31, 2022.

During the years ended December 31, 2023, 2022 and 2021, the Company settled €143.1 million, €117.7 million and €82.2 million, respectively, of prior years’ liabilities related to the acquisition of intangible assets.

During the years ended December 31, 2023, 2022 and 2021, the cash outflows for acquisitions of intangible assets amounted to €185.5 million, €154.3 million and €124.9 million, respectively.

The three largest sport rights included within licenses have net book values of €584.9 million, €194.5 million and €144.1 million and constitute 75% of the balance as of December 31, 2023. The remaining useful lives are eight years, nine years and six years, respectively.

13.1 Impairment test

Goodwill

For the purpose of impairment testing, goodwill acquired through business combinations is allocated to a cash generating unit (“CGU”) that is expected to benefit from the synergies of the combination and represents the lowest level within the Company at which goodwill is monitored for internal management purposes and which is not higher than the Company’s operating segments.

Allocation of the carrying amount of goodwill to the respective CGUs and the key assumptions used in estimation of the recoverable amount are as follows:

Goodwill per CGU	RoW	RoW	RoW	United
in €‘000	Betting	Betting AV	Other	States
Goodwill as of January 1, 2022	29,452	106,296	17,504	94,900
Acquisition	46,237	—	3,079	—
Foreign currency translation effect	(1,793)	3,875	(56)	4,495
Goodwill as of December 31, 2022	73,896	110,171	20,527	99,395
Acquisition	4,236	—	—	—
Impairment	—	—	(6,493)	—
Foreign currency translation effect	424	(2,463)	(140)	(3,152)
Goodwill as of December 31, 2023	78,556	107,708	13,894	96,243

Key assumptions used
For 2022:
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted EBITDA margin [1]	38.5%	14.6%	22.7%	26.7%
Discount rate —WACC (before taxes)	12.2%	12.1%	13.7%	15.1%
For 2023:
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted EBITDA margin [1]	33.6%	13.1%	12.5%	25.0%
Discount rate —WACC (before taxes)	13.2%	13.2%	15.7%	15.7%
1	The budgeted EBITDA margin for the RoW Betting CGUs represents an average margin, whereas the budgeted EBITDA margin for the RoW Other and United States CGUs represents the assumption for the last year of the budget period.

An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. Management determines the recoverable amount of a CGU on the basis of its value in use.

For each of the years presented in these consolidated financial statements, management assessed with careful consideration the recoverable amount of the CGUs. In 2023, an impairment test performed for RoW Other cash generating unit resulted in a goodwill impairment charge. As the carrying amount of the CGU Other was €39.0 million, which was determined to be higher than its recoverable amount and an impairment loss related to goodwill of €6.5 million was recognized in the consolidated statement of profit or loss and other comprehensive income during the year ended December 31, 2023. The impairment was related to the impact of changes related to the Company’s business strategies. As of December 31, 2023, no impairment of goodwill was identified for the RoW Betting, RoW AV or United States CGUs, as the recoverable value of the CGUs exceeded the carrying value.

As of December 31, 2022, no impairment of goodwill was identified for any of the CGUs, as the recoverable value of the CGUs exceeded the carrying value.

Sensitivity analyses of reasonably possible changes in the underlying assumptions for the CGUs are as follows:

●	0% terminal value growth rate;
●	2% decrease in sustainable EBITDA margin
●	1% increase in discount rate
●	1% decrease in discount rate in combination with another change in underlying assumption

None of these sensitivity analyses in isolation or in combination indicated the RoW Betting, RoW AV and United States CGU’s recoverable amount would fall below their carrying amount in either in 2023 or 2022.

If the sustainable EBITDA margin and discount rate assumptions used in the impairment test for RoW Other CGU as of December 31, 2023 were changed to a greater extent than as indicated above, the changes would, in isolation and in combination, lead to a further impairment loss being recognized for the year ended December 31, 2023 in the amounts as follows:

Further
in €‘000	impairment
Decrease terminal value growth rate to 0%	(4,511)
Decrease sustainable EBITDA margin by 2%	(14,041)
Increase discount rate by 1%	(5,147)
Decrease discount rate by 1% and decrease sustainable EBITDA margin by 2%	(9,765)

None of these sensitivity analyses in isolation or in combination indicated the RoW Other’s recoverable amount would fall below its carrying amount in 2022.

Other intangible assets

In 2023, the Company committed to a plan to retain and divest certain elements of Interact Sport Pty Ltd. and its subsidiaries (together, “Interact”) following a strategic review. Interact was a business acquired in 2021. As a result of this strategic review, management performed an impairment assessment of the assets held by Interact. The carrying value of the assets held by Interact which were divested were a customer base of €0.7 million, technology of €0.5 million and a brand name of €0.1 million. As a result, the intangible assets related to the Interact business were fully impaired by €1.2 million, which is recognized as impairment on intangible assets on the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2023.

In 2023, the Company committed to ramp-down business activities related to Sportradar B.V. (formerly Ortec Sports B.V.), which was acquired in 2022, following a strategic review. As a result of this strategic review, management performed an impairment assessment of the assets held by Sportradar B.V. The carrying value of the assets held by Sportradar B.V. which were ramped-down consisted of technology of €1.4 million, a customer base of €0.5 million and a brand name of €0.2 million. As a result, these assets were fully impaired by €2.2 million, which is recognized as impairment on intangible assets on the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2023.

The changes in business strategy related to Interact and Sportradar B.V. impacted the recoverable amount of CGU Other RoW, which had a goodwill impairment charge of €6.5 million recognized in the consolidated statement of profit or loss and other comprehensive income during the year ended December 31, 2023 as described above.

There was not any indication of impairment other intangible assets in 2023. In 2022 and 2021, the Company assessed whether there is any indication that other intangible assets may be impaired, considering external and internal sources of information and concluded that no indicators of impairment were identified.

Note 14. Property and equipment

		Other
Cost	Office	facilities and	Work in
in €‘000	buildings	equipment	progress	Total
Balance as of January 1, 2022	43,724	28,347	19	72,090
Additions	2,652	8,030	436	11,118
Additions through business combinations	1,288	1,319	18	2,625
Transfers in/(out)	19	—	(19)	—
Disposals	(307)	(78)	—	(385)
Translation adjustments	490	594	19	1,103
Balance as of December 31, 2022	47,866	38,212	473	86,551
Additions	40,693	9,621	1,020	51,334
Additions through business combinations	—	6	—	6
Transfers in/(out)	302	774	(1,076)	—
Disposals	(3,440)	(388)	—	(3,828)
Translation adjustments	(682)	(631)	15	(1,298)
Balance as of December 31, 2023	84,739	47,594	432	132,765

Accumulated depreciation
in €‘000
Balance as of January 1, 2022	(18,505)	(17,662)	—	(36,167)
Depreciation	(6,672)	(5,310)	—	(11,982)
Disposals	307	78	—	385
Translation adjustments	372	(1,272)	—	(900)
Balance as of December 31, 2022	(24,498)	(24,166)	—	(48,664)
Depreciation	(8,107)	(6,489)	—	(14,596)
Disposals	2,129	388	—	2,517
Translation adjustments	396	344	—	740
Balance as of December 31, 2023	(30,080)	(29,923)	—	(60,003)

Carrying amount
As of December 31, 2022	23,368	14,046	473	37,887
As of December 31, 2023	54,659	17,671	432	72,762

Note 15. Leases

The Company has entered into various lease agreements. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as right-of-use asset and a lease liability. The Company classifies its right-of-use assets in a consistent manner to its property and equipment.

Rights-of-use assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	As of December 31,
in €‘000	2023	2022
Right-of-use assets – Property and equipment
Buildings	51,394	20,409
Other facilities and equipment	318	259
Lease liabilities – Loans and borrowings
Current	9,537	7,302
Non-current	40,414	14,712

Generally, the office building lease contracts have fixed payments. Leases are either non-cancellable or may be cancelled by incurring a substantive termination fee. Further, the Company is prohibited from selling or pledging the underlying leased assets as security. For leases over office buildings the Company must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Information about leases for which the Company is a lessee is presented below.

15.1 Right-of-use assets

Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €‘000	2023	2022
Balance as of January 1,	20,409	22,905
Depreciation charge for the year	(7,181)	(5,913)
Additions	39,727	3,113
Derecognition due to lease termination	(1,311)	(19)
Foreign currency effects	(250)	323
Balance as of December 31,	51,394	20,409

15.2 Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €‘000	2023	2022
Balance as of January 1,	22,014	23,898
Additions to lease liabilities	38,209	2,609
Accretion of interest	1,149	661
Interest paid	(1,149)	(661)
Payments	(7,983)	(5,958)
Additions from business combinations	—	867
Rent concessions	(30)	(38)
Derecognition due to lease termination	(1,323)	(16)
Foreign currency effects	(936)	652
Balance as of December 31,	49,951	22,014
Current	9,537	7,302
Non-current	40,414	14,712

The maturity analysis of lease liabilities is disclosed in Note 26.

15.3 Amounts recognized in the consolidated statements of profit or loss

	Years Ended December 31,
in €‘000	2023	2022	2021
Interest on lease liabilities	1,149	661	324
Depreciation	7,181	5,913	5,569
Income from sub-leasing right-of-use assets	(14)	—	(33)
Expenses relating to short-term leases[1]	938	682	547
Expenses relating to low-value assets[1]	3	—	8
Rent concessions	(30)	(38)	(59)
Total amount recognized in profit from continuing operations	9,227	7,218	6,356
[1]

The Company has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

15.4 Amounts recognized in the consolidated statements of cash flows

Total cash outflow for leases for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Years Ended December 31,
in €‘000	2023	2022	2021
Operating activities - cash outflow for leases
-Short-term and low-value lease payments	938	682	555
-Interest paid on lease liabilities	1,149	661	324
Financing activities – Principal payment on lease liabilities	7,983	5,958	7,118
Total cash outflow for leases	10,070	7,301	7,997

15.5 Extension options

Some leases over office buildings contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. Most of the extension options held are exercisable only by the Company. The Company assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

Note 16. Equity-accounted investees

16.1 NSoft Group

Prior to April 28 2022, the Company held 40% of the shares of NSoft (consisting of NSoft, STARK Solutions d.o.o. and N-Soft Solutions d.o.o.). On April 29, 2022, the Company acquired an additional 30% of the shares in NSoft, increasing its ownership to 70%. Following this transaction, the members of NSoft became consolidated subsidiaries of the Company (refer to Note 3). During the year ended December 31, 2022, the Company recognized a share of loss of equity-accounted investee of €0.1 million in its consolidated statement of profit and loss and other comprehensive income.

16.2 Bayes Esports

In the fourth quarter of 2018, Bayes Esports Solutions GmbH (“Bayes Esports”), Berlin, Germany, was founded by Dojo Madness GmbH, Berlin, and Sportradar. Started in 2019, Bayes Esports focuses on e-sports data services. This investment is classified as an associate and as of December 31, 2019, the Company holds a 45% equity ownership with voting rights.

In 2020, the Company’s equity interest in Bayes Esports was diluted by 2.4%, as a result of an additional equity contribution of €1.3 million by Dojo Madness. As of December 31, 2020, the Company held a 42.6% equity ownership in Bayes Esports. No changes in ownership occurred during 2021, 2022, or 2023.

Since 2021, the Company ceased to recognize its share of investee’s losses once it has reduced its investment to zero.

16.3 SportTech AG

In December 2021, SportTech AG (“SportTech), a Swiss holding company, was founded by Ringier AG (“Ringier”), Sports Digital Ventures Ltd and Sportradar to pursue sport betting and related activities in emerging markets in Africa. On August 4, 2022, Ringier, Sportradar and two minority shareholders completed a transaction pursuant to which (i) Ringier contributed all the shares in Pulse Africa Holding AG (“Pulse”), (ii) Sportradar contributed all shares in BetTech based on an enterprise value of €10.0 million, as well as certain cash payments totalling €27.9 million, and (iii) the minority shareholders contributed cash into SportTech. In order for Sportradar to contribute BetTech to SportTech, immediately prior to the contribution, Sportradar acquired 100% of the shares in BetTech from Carsten Koerl, the Company’s Chief Executive Officer, and minority shareholders (see Note 3). Sportradar’s acquisition of BetTech was an acquisition under common control and a related party transaction (see Note 28). The Company’s acquisition of BetTech and subsequent contribution to SportTech, and Ringier’s contribution of Pulse to SportTech were simultaneously completed on August 4, 2022. The Company recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022.

The Company’s investment in SportTech was classified as an investment in associate. As of December 31, 2022, the Company held a 49% equity ownership with voting rights in SportTech and Ringier and the minority shareholders held the remaining 51% ownership of SportTech.

The following table summarizes the financial information of SportTech as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Company’s interest in SportTech. The information in the table represents the period from August 4, 2022 to December 31, 2022 because August 4, 2022 is the date on which Sportradar and Ringer completed their respective contributions to SportTech.

	As of December 31,	As of August 4,
in €‘000	2022	2022
Current assets, including cash and cash equivalents	13,314	17,247
Non-current assets	1,970	1,925
Brand name	11,945	12,649
Technology	7,760	8,591
Goodwill	40,379	41,323
Liabilities	(3,351)	(1,363)
Deferred tax liabilities	(2,858)	(3,080)
Net assets (100%)	69,159	77,292
Sportradar’s share net assets (49%)	33,888	37,873
Carrying amount of investment in associate	33,888	37,873
Revenue (100%)	1,514
Loss from operations (100%)	(8,133)
Sportradar’s share of loss from operations (49%)	(3,985)

On May 31, 2023, the Company sold its 49% interest in SportTech to the majority shareholder, Ringier. The following table summarizes the Company’s carrying amount of its interest in SportTech as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies for the period from January 1, 2023 to May 31, 2023.

Year Ended
in €‘000	December 31,
Carrying amount of investment in associate as of January 1, 2023	33,888
Revenue (100%)	1,215
Loss from operations (100%)	(7,549)
Sportradar’s share of loss from operations (49%)	(3,699)
Carrying amount of investment in associate as of May 31, 2023	30,189

Upon disposing of its investment in SportTech, the Company received a cash payment of €15.2 million from Ringier which is included as proceeds from disposal of equity-accounted investee in investing activities in the consolidated statement of cash flows for the year ended December 31, 2023. Additionally, BetTech became a wholly-owned subsidiary of the Company as a result of the disposal of the investment in SportTech. The disposal of the Company’s investment in SportTech and distributions from Ringier are related party transactions (refer to Note 28). The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee in the amount of €13.6 million, recognized in the statement of profit or loss and other comprehensive income for the year ended December 31, 2023.

As part of the disposal of the investment, the Board of Directors simultaneously approved a plan to sell BetTech. BetTech was classified as disposal group held for sale until the date it was sold. The loss from discontinued operations of €0.8 million recognized in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2023 relates to the results of BetTech during the time BetTech was a subsidiary of the Company. BetTech was sold to a third party on November 30, 2023 and is no longer a subsidiary of the Company as of December 31, 2023 (refer to Note 29).

16.4 Impairment

The Company reviews the carrying amount of its investments in equity-accounted investees for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. For the years ended December 31, 2023, 2022 and 2021, the Company did not identify any impairment triggers or impairment reversals for Bayes, NSoft or SportTech during the periods these investments were accounted for under the equity-method of accounting.

Note 17. Other financial assets and other non-current assets

The following table represents the composition of other financial assets and other non-current assets:

	As of December 31,
in €‘000	2023	2022
Loans receivable (net of expected credit loss)	1,354	1,473
Deposits	2,150	1,650
Equity investments	6,346	2,820
Other financial assets	1,956	3,198
Prepayment non-current	—	35,304
Total	11,806	44,445

Loans receivable (net of expected credit loss)

The following table displays the composition and movements of loans receivable:

Composition and movements of loan receivables
	Loans
in €‘000	non-current	Loans current	Total
Balance as of January 1, 2022	1,201	567	1,768
Collection of loans receivable	—	(208)	(208)
Interest	272	18	290
Income	—	5	5
Others	—	(23)	(23)
Balance as of December 31, 2022	1,473	359	1,832
Issuance loans receivable	—	935	935
Write-off loans receivable	—	(935)	(935)
Collection of loans receivable	—	(41)	(41)
Interest	—	—	—
Income	—	—	—
Others	(119)	(8)	(127)
Balance as of December 31, 2023	1,354	310	1,664

The provision for Expected Credit Losses (“ECLs”) for loans receivable as of December 31, 2023 and 2022 is €14.3 million.

Equity investments

On August 9, 2021, the Company acquired a 14.4% stake in Gameradar (Hainan) Technology Co., Ltd.(“Gameradar”). The Company classified the investment as an equity investment, rather than investment in associate because the Company did not have the power to participate in financial and operating policy decisions of Gameradar. The Company designated the investment at fair value through other comprehensive income (“FVOCI") because it represents investment that the Company intends to hold long term for strategic purposes.

The Company’s investment in Gameradar totaled a fair value of €2.7 million and €2.8 million as of December 31, 2023 and 2022, respectively, and was categorized as Level 3 (see Note 26). This was because the shares were not listed on an exchange and there were no recent observable arm’s length transactions in the shares.

On March 24, 2023, Sportradar Solutions, LLC, a wholly-owned subsidiary of the Company, acquired 18.7% of the outstanding membership interests in a company located in the United States which intends to utilize artificial intelligence technologies in content creation and fan engagement in the sports industry for cash consideration of €3.7 million. Management classified the investment as an equity investment, rather than investment in associate because the Company did not have significant influence over the financial and operating policy decisions. The Company designated the investment at FVOCI because it represents an investment that the Company intends to hold long term for strategic purposes.

The Company’s investment totaled a fair value of €3.6 million as at December 31, 2023. The fair value of this investment was categorized as Level 3 as of December 31, 2023 (see Note 26). This was because the common units were not listed on an exchange and there were no recent observable arm’s length transactions in the common units.

Prepayment non-current

On November 16, 2021, the Company entered into an eight-year exclusive binding partnership arrangement (the “NBA Partnership Agreement”) with the National Basketball Association (the “NBA”) and recognized 20% of the immediately vested warrants at the grant date as non-current prepayment with the corresponding increase in equity in amount of €35.3 million. The license commenced on October 1, 2023, at which date these warrants were remeasured at a fair value of €87.3 million and recognized as an intangible asset. Refer to Note 31.

Note 18. Trade receivables and contract assets

The following table represents the composition of trade receivables:

Trade receivables	As of December 31,
in €‘000	2023	2022
Trade receivables	80,861	68,931
Trade receivable from associates	—	—
Allowance for expected credit losses	(9,615)	(5,519)
Total	71,246	63,412

The following table represents the composition of contract assets:

Contract assets	As of December 31,
in €‘000	2023	2022
Contract assets	61,220	50,583
Allowance for expected credit losses	(351)	(101)
Total	60,869	50,482

The increase in the contract assets is related to the larger amount of services rendered to customers.

The movement in the allowance for expected credit loss (“ECL”) in respect of trade receivables and contract assets during the year are as follows:

in €‘000	2023	2022
Balance as of January 1,	(5,620)	(4,373)
Provision for expected credit losses	(7,160)	(1,456)
Net amounts recovered	183	209
Write-offs	2,559	—
Other	72	—
Balance as of December 31,	(9,966)	(5,620)

Note 19. Other assets and prepayments

Other assets and prepayments are comprised of the following items:

Other assets and prepayments	As of December 31,
in €‘000	2023	2022
Prepaid expenses	22,358	28,899
Other financial assets	688	3,842
Taxes and fees	3,313	3,561
Inventories	5,986	5,707
Other	907	904
Total	33,252	42,913

Note 20. Capital and reserves

The following table displays the composition and movements of capital and reserves:

		Class B
	Class A ordinary	ordinary		Participation
Capital and reserves	shares	shares	Shares	certificates
Equity instruments as of January 1, 2021	—	—	344,611	155,389
Issued during the year before the IPO	—	—	—	3,320
Reorganization transactions (Note 1)	180,314,159	903,670,701	(344,611)	(158,709)
Issued during the year during and subsequent to the IPO	26,257,358	—	—	—
Equity instruments as of December 31, 2021	206,571,517	903,670,701	—	—
Issued during the year for vesting of shares	277,127	—	—	—
Equity instruments as of December 31, 2022	206,848,644	903,670,701	—	—
Issued during the year for vesting of shares	945,555	—	—	—
Equity instruments as of December 31, 2023	207,794,199	903,670,701	—	—

20.1 Ordinary shares

As of December 31, 2023, the ordinary share capital of the Company amounted to €27.4 million, consisting of 207,794,199 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01). As of December 31, 2022, the ordinary share capital amounted to €27.3 million, consisting of 206,848,644 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01). As of December 31, 2021, the ordinary share capital amounted to €27.3 million, consisting of 206,571,517 Class A ordinary shares (par value CHF 0.1) and 903,670,701 Class B ordinary shares (par value CHF 0.01). Ordinary share capital is fully paid in. The holders of Class A and Class B shares are entitled to a single vote per share at shareholder meetings. Refer to Note 1 for details on the Reorganization Transactions in 2021.

20.2 Additional paid-in capital

Additional paid-in capital includes the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates as well as impacts of other transactions with shareholders, non-controlling interests and equity-settled share-based payments. The following is a summary of other transactions during the years ended December 31, 2023, 2022 and 2021 which impacted additional paid-in-capital:

During the year ended December 31, 2023, €52.0 million relate to recognized assets resulting from granted equity instruments to one licensor.

During the year ended December 31, 2022, the Company recorded a €3.0 million gain upon contribution of BetTech to SportTech as part of additional paid-in capital (refer to Note 3 and Note 28).

During the year ended December 31, 2022, the Company purchased a non-controlling interest in the subsidiary Sportradar US, LLC, a Delaware limited liability company, for €28.2 million ($32.0 million) in cash. Following this transaction, Sportradar US, LLC is a wholly-owned subsidiary of the Company.

In 2021, €5.4 million was reclassified from additional paid-in capital to unpaid contribution of capital as a result of the issuance of MPP share awards. Additionally in 2021, €63.3 million relate to recognized assets resulting from granted equity instruments to licensors.

The Reorganization Transactions in 2021 led to a decline of equity of €100.1 million, which is mainly because of the unpaid capital contribution of Slam InvestCo S.à.r.l. to Sportradar Holding AG being now consolidated.

The transaction costs with respect to the IPO in 2021 of €36.4 million are recognized in additional paid-in capital, whereas €26.4 million relate to the underwriter discount, which were already deducted from the proceeds for the issuance of new shares in the IPO.

20.3 Participation certificates

The participation certificates have been converted to ordinary shares pursuant to the Reorganization Transactions in 2021. There were no participation certificates outstanding as of December 31, 2023, 2022 or 2021.

On January 29, 2021, the Company issued 208 participation certificates for €1.0 million to a director of the Company. These participation certificates were issued at €4,808 per certificate. The fair value of these participation certificates was determined to be €12,237 per certificate. There were no vesting conditions. Therefore, a share-based payment expense in the amount of €1.5 million was recognized at grant date.

On April 7, 2021, the Company issued 1,307 participation certificates for €6.8 million to the seller of Optima, as the first contracted milestones were achieved. On May 6, 2021, the Company issued 1,805 participation certificates in connection with the acquisition of Atrium. See Note 3 for further details on the Atrium acquisition.

20.4 Treasury shares

From time to time, the Company repurchases its own shares for employee tax withholding purposes and the shares may then be used for issuances under the Sportradar Group AG Omnibus Stock Plan (refer to Note 31). Upon the vesting of RSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury. The treasury shares at December 31, 2023 and 2022 comprise the cost of the Company’s shares held by the Company.

At December 31, 2023 and 2022, the Company held €2.3 million and €2.7 million in treasury shares, respectively.

Movement in treasury shares	Number of shares	Cost €’000
Treasury shares as of January 1, 2022	—	—
Purchased during the year	1,566,793	3,837
Surrendered during the year	(1,280,829)	(1,132)
Treasury shares as of December 31, 2022	285,964	2,705
Purchased during the year	787,776	9,022
Surrendered during the year	(843,128)	(9,405)
Treasury shares as of December 31, 2023	230,612	2,322

20.5 Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Company comprises the management of cash and shareholders’ equity and debt. The primary objective of the Company’s capital management is to ensure the availability of funds within the Company and comply with any applicable financial covenants. See Note 21. The majority of the Company’s operations are financed by the Company’s operating cash flows. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of applicable financial covenants. The Board of Directors will determine whether to pay dividends in the future based on conditions existing at that time, including earnings, financial condition and capital requirements, as well as economic and other conditions as it may deem relevant.

Loans and borrowings, excluding leases was €0.2 million and €0.8 million as of December 31, 2023 and 2022,respectively.

During the year ended December 31, 2022, the Company prepaid €420.0 million under the Credit Agreement (as defined below). On September 16, 2022, the Company established an incremental €110.0 million revolving credit facility, with total commitments available equal to €220.0 million as of December 31, 2023 and 2022. Refer to Note 21 for further details.

Note 21. Loans and borrowings

Loans and borrowings	As of December 31,
in €‘000	2023	2022
Current portion of loans and borrowings
Bank loans and overdrafts	49	59
Lease liabilities (Note 15)	9,537	7,302
	9,586	7,361
Non - current portion of loans and borrowings
Bank loans	145	772
Lease liabilities (Note 15)	40,414	14,712
	40,559	15,484
Total	50,145	22,845

Senior Facilities Agreement:

In November 2020, the Company entered into a Credit Agreement (as amended and restated on 16 September 2022 and as further amended and/or restated from time to time) with J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG (as Mandated Lead Arrangers), J.P. Morgan SE (formerly, J.P. Morgan AG) (as Agent) and Kroll Trustee Services Limited (formerly, Lucid Trustee Services Limited) (as Security Agent) (as amended from time to time, the “Credit Agreement”) that provided a €420.0 million senior secured term loan facility (the “Term Loan Facility” or “Facility B”) and a €110.0 million multicurrency senior secured revolving credit facility (the “Original RCF”).

On July 14, 2022 and December 14, 2022, the Company prepaid €200.0 million and €220.0 million, respectively, of the outstanding Facility B commitments, thereby reducing the outstanding Facility B commitments to zero. As part of the prepayments, unamortized debt issuance costs totaling €6.8 million were recognized as finance costs in the statement of profit or loss and other comprehensive income during the year ended December 31, 2022.

On September 16, 2022, the Company established a €110.0 million additional revolving facility by way of a fungible increase to the Original RCF (the “Additional RCF”, and together with the Original RCF, the “RCF”), thereby increasing the total RCF commitments to €220.0 million. Only the RCF remains outstanding under the Credit Agreement.

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

Senior Secured Net Leverage Ratio is defined as the ratio of Consolidated Senior Secured Net Debt as at the last day of the relevant period ending, on such quarter date or on the last day of the month (as applicable), to consolidated proforma EBITDA. The Consolidated Senior Secured Net Debt means the principal amount of all borrowings of the Company constituting senior secured indebtedness, less the aggregate amount at that time of cash and cash equivalent investments held by the Company. Consolidated proforma EBITDA represents EBITDA adjusted for any acquisition, disposal, restructuring or reorganization costs and excluding any non-recurring fees, costs and expenses directly or indirectly related to such transactions.

Pursuant to the Credit Agreement, the Company is also subject to certain covenants. These covenants include limitation on the Company’s ability to incur additional indebtedness, pay dividends and distribution and repurchase of capital stock. The agreement also contains, solely for the benefit of the RCF lenders, a springing financial covenant that requires the Company to ensure that the Senior Secured Net Leverage Ratio will not exceed 6.50:1.

The Credit Agreement also provides that at the end of each financial year, the Company is required to make prepayments of a percentage of Excess Cash Flow, depending on the Senior Secured Net Leverage Ratio, in the amounts set out below:

Excess Cash Flow prepayment
Senior Secured Net Leverage Ratio	percentage
Greater than 5.00:1	50%
Equal to or less than 5.00:1 but greater than 4.50:1	25%
Equal to or less than 4.50:1	0%

Excess Cash Flow represents the total net cash flow for the year.

The Company was in compliance with all covenants of the Credit Agreement as of December 31, 2023 and 2022.

The movements in bank loans and bank overdrafts are as follows:

Financial debt movements and change in bank overdrafts	Loans	Loans
in €‘000	non-current	current	Overdrafts	Total
Balance as of January 1, 2022	411,379	—	73	411,452
Addition	219	6	—	225
Transaction costs related to borrowing costs	(1,100)	—	—	(1,100)
Payment of loans and borrowings	(420,682)	(3)	(23)	(420,708)
Amortization of borrowing costs	8,057	—	—	8,057
Reclassification of borrowing costs	2,846	—	—	2,846
Foreign currency rate adjustment	53	—	6	59
Balance as of December 31, 2022	772	3	56	831
Payment of loans and borrowings	(620)	—	(7)	(627)
Addition	—	2	—	2
Foreign currency rate adjustment	(7)	—	(5)	(12)
Balance as of December 31, 2023	145	5	44	194

Note 22. Employee benefits

The defined contribution plans are related to various subsidiaries. The contributions are recognized as expenses in personnel expenses in the consolidated statements of profit or loss and other comprehensive income and amount to €4.9 million, €3.5 million and €3.5 million during the years ended December 31, 2023, 2022 and 2021, respectively. No further obligation exists besides the contributions paid.

The Company has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.

The amounts recognized in the consolidated statements of financial position for the defined benefit pension plans as of December 31, 2023 and 2022 are as follows:

	As of December 31,
in €‘000	2023	2022
Defined benefit obligation	14,129	10,412
Fair value of plan assets	(13,086)	(10,215)
Net defined benefit liability	1,043	197

The net defined benefit liability is included in other non-current liabilities in the consolidated statements of financial position.

The movements in the defined benefit obligation are as follows:

	Years Ended December 31,
in €‘000	2023	2022
Defined benefit obligation as of January 1,	10,412	11,456
Interest expense on defined benefit obligation	280	44
Current service cost	558	726
Contributions by plan participants	490	369
Benefits (paid) / deposited	904	56
Past service cost	—	—
Administration cost (excl. cost for managing plan assets)	6	6
Actuarial loss (gain) on defined benefit obligation	967	(2,855)
Exchange rate loss	512	610
Defined benefit obligation as of December 31,	14,129	10,412

The defined benefit obligations of the four plans as of December 31, 2023 and 2022 is as follows: Switzerland: (2023: €13.3 million; 2022: €9.7 million), Austria (2023: €0.4 million; 2022: €0.4 million), Slovenia (2023: €0.3 million; 2022: €0.2 million) and Philippines (2023: €0.2 million; 2022: €0.1 million).

The movements in the fair value of plan assets are as follows:

	Years Ended December 31,
in €‘000	2023	2022
Fair value of plan assets as of January 1,	10,215	9,365
Interest income on plan assets	275	31
Contributions by the employer	628	452
Contributions by plan participants	490	369
Benefits deposited (paid)	909	(53)
Others	—	204
Return on plan assets excl. interest income	(182)	(596)
Exchange rate gain	509	522
Adjustment to asset ceiling	242	(79)
Fair value of plan assets as of December 31,	13,086	10,215

Note 23. Trade payables

The following table represents trade payables:

	As of December 31,
in €‘000	2023	2022
License fee payables for capitalized sports data rights – current	202,013	148,638
Other trade payables and accrued expenses – current	57,654	56,356
Trade payables current	259,667	204,994
License fee payables for capitalized sports data rights – non-current	908,437	264,530
Other trade payables – non-current	62	135
Trade payables non-current	908,499	264,665
Total	1,168,166	469,659

License agreements which qualify as intangible assets are initially measured at cost. These costs are determined based on the present value of the license payments scheduled over the applicable binding period. As of December 31, 2023 and 2022, the carrying amount of license payments was €1,110.5 million and €413.2 million, respectively.

Note 24. Other liabilities

The following tables represent the composition of other liabilities:

Other liabilities - current:	As of December 31,
in €‘000	2023	2022
Other financial liabilities:
Deferred and contingent consideration (Note 3)	8,376	14,539
Other liabilities	4,534	2,992
Other non-financial liabilities:
Payroll liabilities	30,176	31,742
Taxes and fees	7,444	5,094
Provisions	—	5,323
Deposit liability (Note 3)	1,721	3,532
Management restructuring	3,473	1,956
Due to related parties	—	90
Total other liabilities - current	55,724	65,268

Other non-current liabilities:	As of December 31,
in €‘000	2023	2022
Other financial liabilities:
Deferred and contingent consideration (Note 3)	6,993	9,220
Other non-financial liabilities:
Employee benefit liabilities (Note 22)	1,043	197
Other	464	1,278
Total other non-current liabilities	8,500	10,695

Provisions

The Company recognizes provisions for potential liabilities if they have been advised by its legal counsel that it is probable the legal case against the Company will be successful. In some instances, the ultimate outcome of these cases may have a material impact on the Company’s financial position and earnings.

In October 2022, the Company completed a settlement agreement with Genius Sports and Football DataCo (FDC) in which Genius Sports maintains the exclusive right to provide Official FDC betting data rights through 2024 and the Company purchased a sublicense from Genius Sports for a delayed feed to be marketed as the Official FDC Secondary Feed through 2024. Litigation costs, together with the settlement payment to Genius Sports and FDC, which aggregated €19.0 million, are recognized within other operating expenses in the consolidated statement of profit and other comprehensive income for the year ended December 31, 2022. The purchased sublicense from Genius Sports fulfils the definition of an intangible asset and is accounted for in accordance with the accounting policies disclosed in Note 2.9.

Refer to Note 30 for details on the litigation contingencies.

The following table represents the movements in provisions:

Provisions
in €‘000	Legal	Other	Total
Balance as of January 1, 2022	1,294	1,737	3,031
Additions	19,909	480	20,389
Used	(12,500)	(581)	(13,081)
Released	(3,416)	(1,600)	(5,016)
Balance as of December 31, 2022	5,287	36	5,323
Additions	1,670	71	1,741
Used	(5,840)	(102)	(5,942)
Released	(1,117)	(5)	(1,122)
Balance as of December 31, 2023	—	—	—

Restructuring

The Company records the restructuring provision when there is a constructive legal obligation to effectuate the restructuring activities.

In October 2023, the Company initiated several measures to ensure greater efficiency and to realign its business and strategic priorities. As part of this restructuring the Company evaluated its product portfolio, streamlining of investments, and redirecting of talent resources. Costs associated with this restructuring action primarily included one-time termination benefits. This restructuring resulted in €8.0 million severance expense recognized as part of personnel expenses in the consolidated statement of profit or loss and other comprehensive income during the year ended December 31, 2023. The restructuring measures were completed in January 2024 upon announcement of the new global organization and leadership structure. The additional one-time termination benefits incurred in 2024 were approximately €1.1 million and are not included in the €3.5 million severance liability as of December 31, 2023.

In November 2022, the Company initiated several cost-cutting measures. Costs associated with this restructuring action primarily included one-time termination benefits. This restructuring resulted in €5.5 million severance expense recognized as part of personnel expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022.

Note 25. Contract liabilities

As of December 31, 2023 and 2022, current contract liabilities of €26.6 million and €23.2 million and non-current contract liabilities (included in non-current other trade payables) of €39.5 million and €5.3 million, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sports rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next nine years.

Amounts from a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. These amounts mostly comprise obligations to provide support or deliver data over a period of time, as the respective contracts typically have durations of one or multiple years. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted mainly by currency fluctuations and the future timing of the satisfaction of performance obligations.

The full amount of contract liabilities as of December 31, 2022 relating to customer prepayments of €20.0 million has been recognized as revenue in 2023. An amount of €3.1 million of contract liabilities as of December 31, 2022 relating to barter deals has been recognized as revenue in 2023.

The full amount of contract liabilities as of January 1, 2022 relating to customer prepayments of €21.2 million has been recognized as revenue during the year ended December 31, 2022. An amount of €3.2 million of contract liabilities as of January 1, 2022 relating to barter deals has been recognized as revenue during the year ended December 31, 2022.

As of December 31, 2023, contract liabilities of €49.4 million, arising from barter deals with sport rights licensors, and €1,702.0 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied performance
in €‘000	Barter deals	obligations
2024	10,618	898,546
2025	8,518	415,465
2026	7,609	283,818
2027	7,011	39,165
2028 and thereafter	15,626	64,944
Total	49,382	1,701,938

As of December 31, 2022, contract liabilities of €8.4 million arising from barter deals with sports rights licensors, and €943.9 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied performance
in €‘000	Barter deals	obligations
2023	3,114	622,425
2024	2,716	204,780
2025	912	74,168
2026	518	6,404
2027 and thereafter	1,131	36,165
Total	8,391	943,942

Note 26. Financial instruments – fair values and risk management

26.1 Measurement categories of financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

The carrying amounts of trade and other receivables, deposits, trade payables except for those for capitalized sports data rights licenses, and other financial liabilities included in other liabilities, all approximate their fair values due to the short maturities of these financial instruments.

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

		As of December 31, 2023
in €‘000	Financial statement	Carrying
Description of Financial Instrument	classification	amount	Fair value	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash equivalents	Cash and cash equivalents	130,175	130,175	130,175	—	—
Financial assets at FVOCI
Equity investments	Other financial assets and other non-current assets	6,346	6,346	—	—	6,346
Total financial assets		136,521	136,521	130,175	—	6,346
Financial liabilities at FVTPL
Contingent consideration	Other liabilities and other non-current liabilities	15,369	15,369	—	—	15,369
Financial liabilities measured at amortized cost
Capitalized sport rights licenses	Trade payables – current and Trade payables – non-current	1,110,450	1,096,688	—	1,096,688	—
Total financial liabilities		1,125,819	1,112,057	—	1,096,688	15,369

		As of December 31, 2022
in €‘000	Financial statement	Carrying
Description of Financial Instrument	classification	amount	Fair value	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash equivalents	Cash and cash equivalents	124,344	124,344	124,344	—	—
Financial assets at FVOCI
Equity investment	Other financial assets and other non-current assets	2,820	2,820	—	—	2,820
Total financial assets		127,164	127,164	124,344	—	2,820
Financial liabilities measured at fair value
Contingent consideration	Other liabilities and other non-current liabilities	23,201	23,201	—	—	23,201
Financial liabilities measured at amortized cost
Capitalized sport rights licenses	Trade payables – current and Trade payables – non-current	413,168	401,867	—	401,867	—
Total financial liabilities		436,369	425,068	—	401,867	23,201

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2023 and 2022.

Level 3 recurring fair values

Following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Equity	Contingent
in €‘000	investments	consideration
Balance as of January 1, 2023	2,820	23,201
Additions	3,716	1,400
Payments	—	(8,575)
Net change in fair value – unrealized (included in OCI)	(190)	—
Net change in fair value – unrealized (included in Finance cost / income)	—	(657)
Balance as of December 31, 2023	6,346	15,369

	Equity	Contingent
in €‘000	investment	consideration
Balance as of January 1, 2022	2,605	8,436
Additions	—	18,800
Payments	—	(5,585)
Net change in fair value – unrealized (included in OCI)	215	—
Net change in fair value – unrealized (included in Finance cost / income)	—	1,550
Balance as of December 31, 2022	2,820	23,201

26.2 Financial risk management

The Company’s activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company’s senior management oversees the management of these risks. The Company’s senior management ensures that the Company’s financial risk activities are governed by appropriate processes and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk objectives. The Company reviews and agrees on policies for managing each of these risks which are described below.

Financial risk management is carried out by the Company’s treasury department and the Chief Financial Officer (“CFO”) under policies approved by the Board of Directors. They identify, evaluate and hedge financial risks in close co-operation with the Company’s operating units and in particular cover foreign exchange risk, interest rate risk, credit risk, use or non-use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

26.3 Market risk

Market risks expose the Company primarily to the financial risks of changes in both foreign currency exchange rates and interest rates. The Company did not utilize derivative financial instruments to hedge risk exposures arising from its obligations denominated in non-Euro currencies in 2023, 2022 or 2021. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

26.4 Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when such liabilities become due. The Company’s finance function closely monitors the cash flow and the Company’s liquidity.

The following tables show undiscounted contractual cash flows for financial liabilities as of December 31, 2023 and 2022:

	As of December 31, 2023
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	231,582	705,753	497,514	1,434,849
Deferred & contingent consideration cash flows	8,376	7,197	—	15,573
Bank debt - contractual cash flows[1]	1,840	4,370	—	6,210
Lease liabilities cash flows	10,470	27,358	29,359	67,187
Other financial liabilities	4,553	—	—	4,553
Total	256,821	744,678	526,873	1,528,372

	As of December 31, 2022
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	206,026	220,008	84,278	510,312
Deferred & contingent consideration cash flows	14,539	9,220	—	23,759
Bank debt - contractual cash flows[1]	1,840	6,211	—	8,051
Lease liabilities cash flows	6,083	13,646	3,146	22,875
Other financial liabilities	2,992	—	—	2,992
Total	231,480	249,085	87,424	567,989
[1]

For the €220.0 million unutilized RCF, the foreseeable interest expense will be €1.84 million per annum, based on the assumption the RCF remains undrawn and the Senior Secured Net Leverage Ratio remains equal to or less than 3.00:1.00. Refer to Note 21.

To service the above license payment commitments and other operational requirements, the Company is dependent on existing cash resources, cash generated from operations and borrowing facilities. Refer to Note 21 for further details.

26.5 Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to financial instruments fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities (primarily trade receivables), loans granted and its deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, refer to Note 26.1. At the reporting date, there are no arrangements which will reduce the maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 17 and Note 18.

As the Company’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Company experiences an increasing but still low concentration of credit risk arising from trade receivables. The Company had for the years ended December 31, 2023, 2022 and 2021 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Company continuously tracks the financial information of the counterparties of loans granted.

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2023 and 2022:

Loans receivable: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Grades 1 - 6: Low risk (BBB- to AAA)	310	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,441	60.7%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2023	16,009		(14,345)
Grades 1 - 6: Low risk (BBB- to AAA)	359	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,559	58.5%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2022	16,176		(14,345)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts are suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2023 and 2022:

Trade receivables from individual customers: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Current (not past due)	44,431	1.6%	(726)	no
1 to 60 days past due	20,279	2.8%	(562)	no
61 to 90 days past due	2,691	7.8%	(211)	no
More than 90 days past due	13,460	60.3%	(8,116)	yes
Total as of December 31, 2023	80,861		(9,615)

Current (not past due)	27,752	0.4%	(113)	no
1 to 60 days past due	26,326	1.3%	(334)	no
61 to 90 days past due	3,036	3.8%	(116)	no
More than 90 days past due	11,817	41.9%	(4,956)	yes
Total as of December 31, 2022	68,931		(5,519)

From 2022 to 2023, there is higher impairment loss allowance on trade receivables due to initiating credit risk management activities, which resulted in higher sales of past-due receivables to collection agencies.

As of December 31, 2023 and 2022, contract assets at the gross carrying amount of €61.2 million and €50.6 million, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €0.4 million and €0.1 million, respectively, deducted from the contract assets.

26.6 Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 71% of its business in its functional currency. However, license rights are often purchased in foreign currencies and this exposes the Company to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Company's treasury department. The main transaction risks are represented by the U.S. Dollar and Great Britain Pound, while other currencies pose minor sources of risk. As of December 31, 2023 and 2022, the Company’s net liability exposure in U.S. Dollars was €614.0 million and €35.1 million, respectively. As of December 31, 2023 and 2022, the Company’s net asset exposure in Great Britain Pound was €109.0 million and €49.3 million, respectively.

The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2023 and 2022, on profit or (loss):

	Year Ended December 31,
in €‘000	2023	2022
€ exchange rate +10%	(47,960)	1,934
€ exchange rate +5%	(23,980)	967
€ exchange rate -5%	23,980	(967)
€ exchange rate -10%	47,960	(1,934)

26.7 Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not actively manage its interest rate exposure.

The Company is mainly exposed to cash flow interest rate risk in conjunction with its borrowings, if any. The interest rate is based on market interest rate plus a margin which is based on the Senior Secured Net Leverage Ratio as defined in the Credit Agreement.

For the €220.0 million unutilized RCF, the foreseeable annual financing cost will be €1.8 million, based on the assumption the RCF remains undrawn and the Company Leverage Ratio remains equal to or less than 3.00:1.00.

Loans granted to customers (refer to Note 17) bore fixed interest. They do not expose the Company to any interest rate risk.

Note 27. Commitments

The Company enters into commitments which may have a minimum guarantee per contractual year. Additionally, as of December 31, 2023, Sportradar continues to have commitments relating to license payments for non-capitalized or not yet capitalized (i.e., license period has not started yet and advance payments have been already deducted) sports data or media rights licenses. License commitment payments will primarily be made in U.S. Dollars. The Company also has various contracts including one non-cancelable contractual commitment for five contractual years primarily related to network infrastructure and the Company's data center operations. The payments are made in Euro. The following table shows commitments by the Company as of December 31, 2023 and 2022:

	As of December 31,
in €’000	2023	2022
less than one year	41,165	48,678
between more than one and less than two years	43,734	92,955
between more than two and less than three years	46,477	105,171
between more than three and less than four years	49,280	115,711
more than four years	39,241	565,481
Total	219,897	927,996

Commitments for licenses not yet capitalized amount to €16.3 million and €694.3 million as of December 31, 2023 and 2022, respectively.

Note 28. Related party transactions and key management personnel

Shareholders

During the years ended December 31, 2023 and 2022, Carsten Koerl, CEO and founder of the Company, held more than 80% voting rights in the Company. During the year ended December 31, 2021, shareholders with significant influence holding more than 20% in voting rights of Sportradar Group AG and/or Sportradar Holding AG (the Company’s predecessor, refer to Note 1) were Carsten Koerl with 55.1% and the Canada Pension Plan Investment Board (CPPIB) as the controlling shareholder of Blackbird Holdco Ltd with 40.0% before the IPO date.

Transactions with key management personnel

Carsten Koerl holds 33% of the shares in Betgames – UAB TV Zaidimai ("Zaidimai") situated in Vilnius, Lithuania. During the years ended December 31, 2023, 2022 and 2021, the Company generated revenue of €0.1 million, €0.1 million, and nil, respectively, with Zaidimai.

For the year ended December 31, 2021 and until May 2022, Carsten Koerl held a 23% beneficial ownership in OOO PMBK, which is associated with Interactive Sports Holdings Limited. The Company generated revenue of €1.2 million in year ended December 31, 2022 until the date Casrten Koerl no longer held any interest and €2.7 million in the year ended December 31, 2021.

During the year ended December 31, 2021, Carsten Koerl held more than 50% in BetTech based in Cape Town, South Africa, where he also acted as a director. On August 4, 2022, Sportradar acquired 100% of shares in BetTech from Carsten Koerl and minority shareholders for consideration of €7.0 million (refer to Note 3). The Company recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022. During the year ended December 31, 2022 until the date of the Company’s acquisition of BetTech, the Company generated revenue of €0.3 million with BetTech. Sportradar generated revenue of €0.2 million with BetTech in 2021.

The Company’s acquisition of BetTech on August 4, 2022 is a related party transaction and an acquisition under common control in the context of the establishment of SportTech AG with Ringier and certain minority shareholders (see Note 16.3). Immediately upon closing of the Company’s acquisition of BetTech, the Company contributed 100% of the shares of BetTech for €10.0 million to SportTech in addition to a cash contribution of €13.7 million to SportTech and a cash equalization payment of €14.2 million to Ringier, for a 49% ownership in SportTech (refer to Note 16.3). Sportradar’s director Marc Walder serves as a director for Ringier, a Swiss holding company which, together with two minority shareholders, held 51% ownership of SportTech prior to May 31, 2023.

The Company sold its 49% interest in SportTech on May 31, 2023 (Note 16.3). As part of this transaction, the Company received a cash payment of €15.2 million from Ringier. Additionally, BetTech became a wholly-owned subsidiary of the Company as a result of the sale of its interest in SportTech. On November 30, 2023, BetTech was sold to a third-party and is not a subsidiary of the Company as of December 31, 2023 (refer to Note 29).

Compensation of Board of Directors and key management personnel

During the years ended December 31, 2023, 2022 and 2021, the Board of Directors’ aggregate emoluments amounted to €0.6 million, €0.6 million and €0.5 million, respectively. Share-based compensation expense related to the Board of Directors amounted to €1.0 million, €0.8 million and €0.1 million during the years ended December 31, 2023, 2022 and 2021, respectively. Key management personnel comprises members of the executive leadership team.

Compensation expense included in personnel expense in the consolidated statements of profit or loss other comprehensive income related to directors and key management personnel is shown below:

	Years Ended December 31,
in €‘000	2023	2022	2021
Short-term employee benefits	5,210	10,023	6,677
Post-employment pension contributions	540	456	357
Share-based compensation	11,377	3,232	4,280
Total	17,127	13,711	11,314

Management loans

As of December 31, 2023 and 2022, the Company has outstanding loans that were issued to several members of middle management in prior years of €0.3 million and €0.4 million, respectively. The loans have a fixed interest rate of 5%. The loans were granted to middle management to purchase participation shares of Slam InvestCo S.à.r.l.

Transactions with associates

During the years ended December 31, 2023, 2022 and 2021, the transactions with associates of the Company are shown below:

	Year Ended December 31,
	Revenue			Expenses
in €’000	2023	2022	2021	2023	2022	2021
NSoft[1]	—	824	1,861	—	274	906
Bayes	91	—	1,730	189	775	5,742
SportTech[2]	413	613	—	388	150	—
Total	504	1,437	3,591	577	1,199	6,648
[1]

During 2021, and until April 28, 2022, NSoft was an associate of the Company (Note 16.1), which is the date the Company acquired an additional 30% interest in NSoft and NSoft became a consolidated entity of the Company.

2SportTech was an associate of the Company from August 4, 2022 to May 22, 2023 (Note 16.3).

As of December 31, 2023 and 2022, there are no outstanding trade receivables or trade payables with Bayes. As of December 31, 2022, there was €0.3 million and €0.1 million outstanding trade receivables and trade payables, respectively, with SportTech.

Note 29. Disposals and discontinued operations

BetTech Gaming (PTY) Ltd

On May 31, 2023, BetTech became a wholly-owned subsidiary of Sportradar in connection with the Company’s exit from its investment in SportTech AG (refer to Note 16.3). The Company immediately committed to a plan to dispose of BetTech. In November 2023, the Company sold BetTech to a third party for cash consideration of €0.5 million. BetTech is presented as discontinued operations in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2023. Net loss from discontinued operations was €0.8 million for the period of June 1, 2023 to November 30, 2023.

Interact Sport Pty Ltd

On December 30, 2023, the Company sold 100% of the voting interest in Interact Sport Pty Ltd. and its subsidiaries (together, “Interact”) for net cash consideration of €0.2 million. In 2023, the Company committed to a plan to retain and divest certain elements of the Interact business following a strategic decision related to the Company’s realignment of priorities. Interact was not classified as a discontinued operation during the year ended December 31, 2023.

Note 30. Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation. Management regularly analyzes current information pertaining to ongoing cases including, where applicable, the Company’s defense claims and insurance coverage of any potential liability. The Company recognizes provisions for potential liabilities if they have been advised by its legal counsel that it is probable the legal case against the Company will be successful. In some instances, the ultimate outcome of these cases may have a material impact on the Company’s financial position and earnings.

The Company considers that no material loss to the Company is expected to result from these claims and legal proceedings.

Note 31. Share-based payments

Omnibus stock plan (the “2021 Plan”)

In 2021, the Company established the 2021 Plan, under which employees, consultants and directors, and employees and consultants of subsidiaries are eligible to receive awards. The Company grants stock options and restricted stock units (RSUs) to key employees, collectively referred to herein as equity instruments. Annual grants under the 2021 Plan are generally made to the Company’s key employees during the first quarter of the Company’s fiscal year and to members of the Company’s Board of Directors during the second quarter of the Company’s fiscal year. The Company also issues equity instruments to strategic new hires and to employees who have demonstrated superior performance throughout the year. Upon the vesting of RSUs and options, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

The RSUs generally only include a service-based component. The service-based component of the Company’s equity instruments generally vests over four years from the date of grant and for some cases less than one year. RSUs are also awarded to members of the Company’s Board of Directors. The Company recognizes a share-based payment expense on these restricted shares and options on a graded vesting basis.

For the years ended December 31, 2023, 2022 and 2021, total share-based payment expense of €38.1 million, €22.5 million, and €1.1 million respectively, relating to the 2021 Plan equity instruments has been recognized within personnel expenses and €1.0 million, €0.9 million, and €0.2 million respectively has been recognized within operating expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Changes in the number of unvested RSUs during each of the years in the three-year period ended December 31, 2023, 2022, and 2021, together with the corresponding weighted-average fair values, are as follows:

	Number of	Weighted average grant
	RSU shares	date Fair Value
Unvested restricted shares as of January 1, 2021	—	$—
Granted	1,302,599	$17.34
Unvested restricted shares as of December 31, 2021	1,302,599	$17.34
Granted	3,159,725	$14.02
Vested	(373,739)	$17.45
Forfeited	(426,831)	$16.03
Unvested restricted shares as of December 31, 2022	3,661,754	$14.69
Granted	5,162,678	$11.50
Vested	(1,400,697)	$13.51
Forfeited	(866,755)	$13.10
Unvested restricted shares as of December 31, 2023	6,556,980	$12.66

The grant date fair value of the RSUs is determined based on the closing price of the Company`s ordinary shares price on the day before grant. As of December 31, 2023 and 2022, the unrecognized compensation cost related to RSUs issued under the 2021 Plan will be recognized over 2.8 years and 3.1 years respectively.

The following summarizes option activity during each of the years in the three-year period ended December 31, 2023, 2022, and 2021, together with the corresponding weighted-average fair values:

	Number of	Weighted average exercise
	options	price
Outstanding as of January 1, 2021	—	$—
Granted	33,513	$27.00
Exercised	—	—
Cancelled/forfeited	—	—
Outstanding as of December 31, 2021	33,513	$27.00
Granted	—	—
Exercised	—	—
Cancelled/forfeited	—	—
Outstanding as of December 31, 2022	33,513	$27.00
Granted	3,500,000	$12.90
Exercised	—	—
Cancelled/forfeited	(33,513)	$27.00
Outstanding as of December 31, 2023	3,500,000	$12.90

The following summarizes the assumptions used to value options granted during the years ended December 31, 2023 and 2021:

Valuation inputs:	2023		2021
Valuation model	Black-Scholes model		Black-Scholes model
Share price at grant date	$12.90		$27.00
Exercise price[1]	$12.90		$27.00
Expected volatility (average)[2]	47.00%		37.33%
Expected term (average)[3]	6.5	years	6.5	years
Expected dividends[4]	—		—
Risk-free interest rate[5]	3.50%		1.03%
1	Based on contractual terms
2	Calculated based on comparable companies’ historical volatilities based on industry and size over a time period commensurate with the options’ expected term
3	Presumed to be the midpoint between the vesting date and the end of the contractual term
4	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
5	Based on the U.S. Constant Maturity Treasury yield curve equal or approximate to options’ expected term as of the valuation date

As of December 31, 2023, the unrecognized compensation cost related to stock option instruments will be recognized over 3.4 years.

Phantom option plan

In December 2019, the Company established the Phantom Option Plan (the “POP”) to enable certain key employees, who are not executive officers, a plan under which participants are entitled to bonus payments calculated by reference to the value of a hypothetical option to purchase shares of Sportradar Holding AG. At the date of the IPO, the outstanding awards under the POP converted into 66,744 restricted stock units, which were granted to the POP participants pursuant to (and come out of the number of shares available for issuance under) the 2021 Plan. The Company recognizes a share-based payment expense on these restricted stock units on a graded vesting basis from grant date to 2024.

A summary of the Company’s POP plan activity for the years ended December 31, 2023, 2022, and 2021 is as follows:

		Weighted average grant
	Number of	date Fair Value per
	shares	option/share
Outstanding options as of January 1, 2021	3,475	€1,352.74
Granted	68	€4,081.36
Forfeited before IPO-date	(79)	€1,352.74
Conversion to restricted share units	1,199,364	€3.91
Forfeited after the IPO date	(13,706)	€3.91
Vested	(350,174)	€3.91
Unvested restricted shares as of December 31, 2021	835,484	€3.91
Vested	(269,131)	€3.91
Forfeited	(45,302)	€3.91
Unvested restricted shares as of December 31, 2022	521,051	€3.91
Vested	(233,579)	€3.91
Forfeited	(61,268)	€3.91
Unvested restricted shares as of December 31, 2023	226,204	€3.91

For the years ended December 31, 2023 and 2022, there were no awards granted under the POP. For the years ended December 31, 2023, 2022, and 2021, a total share-based payment expense of €0.2 million, €0.7 million, and €1.7 million, respectively, has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Management participation plan

The Management Participation Plan (“MPP”) was established in May 2019 to enable the directors and employees of the Company to invest in Sportradar, pursuant to which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the Company’s initial public offering, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by the Company upon a termination of employment in certain circumstances. 35% of each participant’s Class A ordinary shares vested immediately upon the consummation of the Company’s initial public offering. The remaining 65% have vested or will vest in three substantially equal installments on each of December 31, 2022, 2023 and 2024.

At January 1, 2021, there were outstanding share awards of 295,082. For the year ended December 31, 2021, the total number of share awards granted under the MPP were 7,501 of which 3,589 were forfeited, resulting in a total number of outstanding share awards of 298,994. At the date of the IPO in 2021, the MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions. The new share awards were issued at €108.66 per share award. The fair value of these share awards was determined to be €759.84 per share award and was based on a valuation conducted in connection with a potential acquisition of the Company and bids received from independent third parties.

A summary of the Company’s MPP plan activity for the years ended December 31, 2023 and 2022 is as follows:

		Weighted average grant
	Number of	date Fair Value per
	shares	option/share
Unvested restricted shares as of January 1, 2022	5,635,029	€759.84
Vested	(1,962,796)	€759.84
Forfeited	(293,583)	€759.84
Unvested restricted shares as of December 31, 2022	3,378,650	€759.84
Vested	(1,905,966)	€759.84
Unvested restricted shares as of December 31, 2023	1,472,684	€759.84

For the years ended December 31, 2023 and 2022, there were no awards granted under the MPP. For the years ended December 31, 2023, 2022, and 2021 the Company recognized share-based compensation expense of €0.2 million, €0.3 million, and €5.6 million in the consolidated statements of profit or loss and other comprehensive income, respectively, and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

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

In the year ended December 31, 2021, the Company treated the vesting of 20% of the warrants as prepayment with a corresponding credit in additional paid-in capital. The license commenced on October 1, 2023 at which date 100% of the warrants were revalued at fair value. The fair value of equity instruments granted are part of cost of the license asset at a total value of €87.3 million and the corresponding credit is recognized in additional paid-in capital during the year ended December 31, 2023 in the amount of €52.0 million.

The inputs used in the measurement of the option to acquire up to 9,229,797 Class A shares at the commencement date of the license were as follows:

Valuation inputs:	October 1, 2023
Valuation model	Black-Scholes model
Share price at grant date[1]	$10.01
Exercise price[2]	$0.01
Expected volatility (average)[3]	46.4%
Expected term[4]	0.25-8	years
Risk-free interest rate (average)[5]	4.79%
1	Closing ordinary share price on Friday, September 29, 2023.

2	Based on contractual terms.
3	Calculated based on comparable companies’ historical volatilities based on industry and size over a time period commensurate with the options’ expected term for each vesting tranche.
4	Options are assumed to be exercised immediately upon entering exercise window.
5	Based on the U.S. Constant Maturity Treasury yield curve equal or approximate to options’ expected term as of the valuation date.

The Company recognizes compensation costs related to the NBA warrants within amortization expenses in the consolidated statements of profit or loss and other comprehensive income during the contract term, starting at the commencement date until September 30, 2031. Amortization expense related to the NBA warrants recognized in the year ended December 31, 2023 was €3.6 million.

A summary of the Company’s NBA warrants activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Number of	Weighted average exercise
	warrants	price
Granted and outstanding as of October 1, 2021	9,229,797	$0.01
Vested and exercisable	(1,845,959)	$0.01
Unvested as of December 31, 2021	7,383,838	$0.01
Unvested as of December 31, 2022	7,383,838	$0.01
Vested and exercisable	(230,745)	$0.01
Unvested as of December 31, 2023	7,153,059	$0.01

As of December 31, 2023 and 2022, total exercisable warrants are 2,076,704 and 1,845,959, respectively. As of December 31, 2023, no warrants have been exercised.

NHL warrants

On July 22, 2021, Sportradar entered into a 10 - year global partnership with the National Hockey League (“NHL”) (the “License Agreement”). Under the terms of the License Agreement, Sportradar is named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the License Agreement, Sportradar granted the NHL the right to acquire (i) an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of $8.96, which was exercised in 2021, and (ii) an additional amount of Class A ordinary shares calculated by dividing $30.0 million by the IPO price per share, which was not exercised and expired. Additionally, the Company granted the NHL a warrant to purchase 1,353,740 Class A ordinary shares at a subscription price of $23.45 per Class A ordinary share that remains outstanding but unvested.

The inputs used in the measurement of the option to acquire up to 1,116,540 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$8.96
Expected volatility (weighted-average)	30%
Expected term (as of September 14, 2021)	0
Risk-free interest rate (based on U.S. government bond)	0.04%

The inputs used in the measurement of the warrant were as follows:

Valuation inputs:	2021
Valuation model	Cox-Ross-Rubinstein binominal model
Share price at grant date	$27.00
Exercise price	$23.45
Expected volatility (weighted-average)	30%
Expected term	120	months
Risk-free interest rate (based on U.S. government bond)	1.28%

A summary of the Company’s NHL warrants activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Number of	Weighted average exercise
	warrants	price
Granted and outstanding as of July 22, 2021	1,353,740	$23.45
Unvested as of December 31, 2021	1,353,740	$23.45
Unvested as of December 31, 2022	1,353,740	$23.45
Unvested as of December 31, 2023	1,353,740	$23.45

As of December 31, 2023, 2022, and 2021, the warrant is not vested and therefore cannot be exercised. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital in the amount of €28.0 million. Amortization expense related to the NHL warrants recognized in the years ended December 31, 2023, 2022, and 2021 was €3.1 million, €3.6 million, and €0.8 million, respectively.

Note 32. Subsequent events

On January 24, 2024, the Company announced additional strategic actions as part of its previously announced initiatives on November 1, 2023 to streamline its organizational structure to enhance focus on clients and partners, drive global innovation and product development, and propel long-term growth, profitability, and shareholder value. The additional one-time termination benefits incurred are expected to be approximately €1.1 million.

On March 18, 2024, the Board of Directors approved a $200 million share buyback program. The Company anticipates commencing purchases under the program during 2024.

Note 33. List of consolidated entities and associates

Share of capital	December 31,	December 31,
in%	2023	2022
Holding
Sportradar Group AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
▶DataCentric Corporation, Philippines	100%	100%
▶Sports Data AG, Switzerland	100%	100%
▶Sportradar AB, Sweden	100%	100%
▶Sportradar Americas Inc, USA	100%	100%
▶Sportradar Solutions LLC, USA	100%	100%
▶Sportradar US LLC, USA	100%	100%
▶Sportradar AS, Norway	100%	100%
▶Sportradar Australia Pty Ltd, Australia	100%	100%
▶Sportradar Germany GmbH, Germany	100%	100%
▶Sportradar GmbH, Germany	100%	100%
▶Sportradar GmbH, Austria	100%	100%
▶Sportradar informacijske tehnologije d.o.o., Slovenia	100%	100%
▶Sportradar Latam S.A., Uruguay	100%	100%
▶Sportradar Malta Limited, Malta	100%	100%
▶Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
▶Sportradar OÜ, Estonia	100%	100%
▶Sportradar Polska sp. z o.o., Poland	100%	100%
▶Sportradar Singapore Pte.Ltd, Singapore	100%	100%
▶Sportradar UK Ltd, UK	100%	100%
▶Sportradar Virtual Gaming GmbH, Germany	100%	100%
▶Sportradar SA (PTY) LTD, South Africa	100%	100%
▶Sportradar Media Services GmbH, Austria	100%	100%
▶NSoft d.o.o, Bosnia and Herzegovina	70%	70%
▶NSoft Solutions d.o.o, Croatia	70%	70%
▶Stark Solutions d.o.o, Bosnia and Herzegovina	70%	70%
▶Optima Information services S.L.U., Spain	100%	100%
▶Optima research & development S.L.U., Spain	100%	100%
▶ Optima BEG d.o.o. Beograd, Serbia	100%	100%
▶Sportradar B.V., The Netherlands	100%	100%
▶Sportradar Data Technologies India LLP, India	100%	100%
▶Interact Sport Pty, Australia	—	100%
▶ Interactsport UK Limited, UK	—	100%
▶Atrium Sports, Inc., USA	100%	100%
▶Atrium Sports Ltd, UK	100%	100%
▶Atrium Sports Pty Ltd, Australia	100%	100%
▶Synergy Sports Technology LLC, USA	100%	100%
▶Keemotion Group Inc., USA	100%	100%
▶Synergy Sports, SRL, Belgium	100%	100%
▶Keemotion LLC, USA	100%	100%
▶Sportradar Slovakia s.r.o, Slovakia.	100%	100%
▶Sportradar Cyprus Limited, Cyprus	100%	—
Sportradar Jersey Holding Ltd, UK	100%	100%
Sportradar Management Ltd, UK	100%	100%
▶Fresh Eight Ltd., UK	100%	100%
▶Sportradar Capital S.à.r.l., Luxembourg	100%	100%
▶Vaix Ltd., UK	100%	100%
▶Vaix Greece IKE, Greece	100%	100%
Associated companies that are accounted for under the equity method
▶ Bayes Esports Solutions GmbH, Germany	42.58%	42.58%
▶ SportTech AG, Switzerland	—	49%