Form 20-F
period 2024-12-31
Sportradar Group AG
filed 2025-03-20
CIK 1836470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 209,092,856 Class A ordinary shares and 903,670,701 Class B ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

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

SUMMARY OF RISK FACTORS

Many important factors could adversely impact our business and financial performance, including, but not limited to, those discussed in Item 3.D. “Risk Factors” of this Annual Report and the following:

●	economic downturns and political and market conditions (including uncertainty and instability resulting from catastrophic events, such as acts or war or terrorism) beyond our control could adversely affect our business, financial condition or results of operations;
●	we depend on the success of our strategic relationships with our sports league partners;
●	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters may adversely impact our reputation;
●	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;
●	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;
●	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;
●	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;
●	our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our clients, consumers and regulators, and may expose us to liability;
●	interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;
●	we, our clients and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;
●	a significant amount of our revenue is indirectly derived from jurisdictions where we or our clients are not required to hold a license or limited regulatory framework exists and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties;
●	our inability to achieve efficiencies through the use of artificial intelligence (“AI”) may adversely affect our competitiveness;
●	failure to recruit, retain and develop qualified personnel, including key members of our management team, would have a detrimental impact on our operations, create disruption and overall reduce our competitiveness;
●	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our clients and other stakeholders in the industry;
●	failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain and/or retain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;

●	evolving criminal and administrative laws that may prevent our sports betting operator clients licensed in other EU member states from operating in or providing services to clients within their territory;
●	our failure to comply with evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security;
●	failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting;
●	seasonality and volatility could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects;
●	our ability to generate sufficient revenue to maintain profitability;
●	difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMGA Acquisition (as defined below)) successfully;
●	any current or future joint ventures or minority investments will be subject to certain risks inherent in these investments;
●	we may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan; and
●	as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business faces risks and uncertainties which may be significant. You should carefully consider the risks described below and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”) before making or maintaining an investment in our securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, reputation, financial condition, share price or results of operations could be materially adversely affected by any of these risks as well as other risks not currently known to us or not currently considered material. The trading price and value of our ordinary shares could decline due to any of these risks, and may result in a loss of all or part of an investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

Macroeconomic Risks

Economic downturns and political and market conditions beyond our control, including uncertainty and instability resulting from catastrophic events such as war or acts of terrorism, could adversely affect our business, financial condition or results of operations.

Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, financial condition or results of operations. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, rising interest rates, inflation, bank failures, slowing economic growth, sustained high levels of unemployment and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce our clients’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content. Further, such adverse macroeconomic conditions could also result in the increased risk of clients’ or other third party’s failure or inability to meet their payment obligations to us. Military conflicts, acts of terrorism or war, such as the ongoing conflict in Ukraine with Russia and in the Middle East or other international hostilities, could cause disruptions in our business or the businesses of our clients, partners, or the global economy as a whole. Specifically, Russia’s invasion of Ukraine and the uncertainty surrounding the conflict could continue to negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. While we have not experienced a material impact on our business due to this disruption, the impact on our employees as well as the potential for broader, adverse economic impacts of this event are difficult to measure and the broader or longer-term impacts of such event on our business is difficult to predict. We may be unable to offset general cost increases and higher inflation, including increases impacting costs of labor and professional fees, operations, selling, marketing, communications, travel, technology and software development and other costs. If spending reductions and price increases do not offset general cost increases and the impacts of higher inflation, there may be a material adverse effect on our financial condition, cash flows, profitability and liquidity.

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

Our extensive global presence and ability to grow in international markets could be harmed by a number of factors, including:

●	Sports betting products and services may be limited or prohibited by existing law or new legislation. We may be required to cease operations in particular countries due to political uncertainties or government restrictions imposed by the United States government or foreign governments, including the United Kingdom, EU countries and Brazil. We may also experience difficulties due to differing labor regulations, restrictions on repatriation of funds, varying tax regimes and an inability to collect payments or obtain recourse under the laws and regulations of foreign jurisdictions.
●	Economic or political instability, natural disasters, war, military conflicts, acts of terrorism or cyber-terrorism, other international hostilities, civil unrest or infrastructure disruptions may cause currency devaluation that makes exchange rates difficult to manage, sporting events or matches to be postponed, cancelled or modified or our offices and employees in such regions to be negatively impacted. These risks could negatively impact our ability to offer our services and as a result could adversely affect our business, financial condition or results of operations.
●	The general state of technological infrastructure in some lesser developed countries, including countries where we have a large number of clients, creates operational risks for us that generally are not present in our operations in Europe and other more technologically developed countries.

●	Reduced respect and protection for intellectual property rights in some jurisdictions may increase our costs to monitor, enforce and defend our intellectual property rights, and we may not be able to detect infringement or piracy by third parties.
●	Differing economic cycles and conditions, regional inflation and interest rate fluctuations and consumer spending trends, varying business practices and levels of local expertise and limited brand recognition in foreign markets all create additional risks of unexpected costs, inefficient operations and unsuccessful growth in certain locations.

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

Pandemics may have an adverse effect on our business or results of operations.

Government mandated closures of offices or other restrictions on workplaces and voluntary precautionary measures we take in response to pandemics, including the COVID-19 pandemic, have impacted and may in the future impact our ability to operate effectively, serve our clients, and implement regulatory and technology changes, and our ability, and the ability of our service providers, to undertake on-site audits or assessments that might be required by law or regulation. It may also become more challenging for us to manage a growing workforce, as our ability to maintain our company culture and integrate new employees is affected by work-from-home policies. It is possible that our systems and controls are less effective as a result of our compliance and risk teams and other staff being able to work remote from time to time. Failure to maintain adequate systems and controls may expose us to operational and regulatory risk.

As a result of the COVID-19 pandemic, significant suspension or cancellation of sporting events occurred in prior years, leading to declines in the available content we were able to access and deliver to our clients and in the number of sporting events on which bets could be placed. If, as a result of a pandemic, the global economy worsens, government restrictions to reduce the spread of the virus are reinforced or prolonged or live sporting events and matches are postponed, cancelled or modified, we could experience a greater drop in demand for our products and services, which could adversely affect our business, financial condition or results of operations. To the extent a pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our liquidity, business interruptions and market expansion opportunities.

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

We rely on strategic relationships with sports leagues and federations globally for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our clients and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete. Should any of our existing or future relationships with such strategic partners fail to provide official (live) data and streaming rights in accordance with the terms of our arrangements, we are unable to renew such contracts on commercially acceptable terms, or at all, or we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations. Increased competition for league partnerships could result in higher costs to secure the relationships, lower revenue and greater expenses generally, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more countries and therefore block our access to such market.

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

Unfavorable publicity regarding us or the actions of third parties with whom we have relationships or the underlying sports, including declining popularity of the sports or athletes, could seriously harm our reputation. Negative publicity in the industry, including related to fixed-odds betting terminals, gambling by minors and gambling online, even if not directly or indirectly connected with us or our products and services, may adversely impact our reputation and the willingness of the public to participate in sports betting. Additionally, the attraction of sports betting to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the sports betting industry. If the perception that the sports betting industry is failing to adequately protect vulnerable players, regulators may impose additional restrictions on the offering of sports betting services. Furthermore, negative publicity and reputational harm may give our sports league partners a termination right to discontinue their contracts with us and our business and results of operations may be adversely affected.

In addition, public opinion can significantly influence the regulation of sports betting. A negative shift in the perception of sports betting by the public or by politicians, lobbyists or others could affect future legislation or regulation in different jurisdictions. Among other things, such a shift could cause jurisdictions to abandon proposals to legalize or liberalize sports betting or introduce legislative restrictions, resulting in monopolies or total prohibitions, thereby limiting the number of bookmaker clients to which and/or jurisdictions in which we can potentially expand. Increasingly negative public perception could also lead to new restrictions on, or the prohibition of, sports betting-related services where we currently, or may in the future, operate. If we are required to restrict our marketing or product offerings or incur increased compliance costs as a result, this could have a material adverse effect on our revenue and could increase operating expenses. For instance, further changes to Brazil’s, the United States, the United Kingdom’s or other European countries’ betting or gaming laws or regulations, or those of other countries’ where we conduct business, in reaction to adverse media coverage in such jurisdictions, including changes in the political or social attitude to online betting caused by such coverage, could have a material impact on our business, financial condition or results of operations.

Changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings and adversely affect our business.

Our ability to offer sports content solutions that increase partner and fan engagement is increasingly important to the success of our business and our ability to generate revenue, is sensitive to rapidly changing consumer preferences and industry trends, and depends on our ability to satisfy consumer tastes and expectations in a consistent manner. A reduction in consumer spending and engagement time spent on our clients’ products could reduce our clients’ demand and adversely affect our business and revenue. This is especially true in jurisdictions where we operate under a revenue-share model. Our success depends on our ability to offer products and services, including our sports content and media, that meet the changing preferences of the sports content consumer market, including those of our television, cable network and broadcast partners. We invest in our sports image and editorial application programming interfaces (“APIs”), including in the creation of high quality content, and our insights and sports page solutions. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our products, services and content offerings or those of our partners. Furthermore, a lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete, cost overruns or disputes with production teams, could have an adverse effect on our business, financial condition or results of operations.

Our market is competitive and we may lose clients and relationships to both existing and future competitors. Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.

The markets for sports data, media, entertainment and betting are competitive and rapidly changing. Competition in these markets is increasing and may be further exacerbated if economic conditions or other circumstances cause customer bases and customer spending to decrease and service providers to compete for fewer client resources. Our existing and future competitors, which could include technology companies new to our industry, may have or may in the future obtain greater name recognition, larger client bases, or better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners.

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

If we are unable to retain or obtain new clients, respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content, or maintain or develop relationships with sports organizations, our revenue and profitability could decline.

If we fail to attract new clients, if the revenue generated by new customers differs significantly from our experiences, or if our client acquisition costs increase, our business, revenue and growth will be harmed.

The continued expansion of our business depends in large part on the success of our sales and marketing efforts to deliver and enhance our services and our overall client experience and for us to keep pace with changes in technology and product requirements. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high-quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality client success and support experience. We expect to continue to spend significant amounts to acquire new client, primarily through product and content marketing that focuses on digital and direct channels to reach the client. We will continue to invest in brand-building marketing and communications and growing our awareness in emerging and growth markets. Our experience in markets in which we presently have low penetration rates may differ from our more established markets. If our estimates and assumptions regarding the gross profit we can generate from new clients prove incorrect, or if the gross profit generated from new clients differs significantly from that of prior clients, we may be unable to recover our client acquisition costs or generate profits from our investment in acquiring new clients. Moreover, if our client acquisition or operating costs increase, the return on our investment may be lower than we anticipate irrespective of the gross profit generated from new clients. We cannot assure you that the gross profit from clients we acquire will ultimately exceed the marketing, technology and development costs associated with acquiring these clients. If we cannot generate profits from this investment, we may need to alter our growth strategy, and our growth rate or results of operations may be harmed.

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

We may not be able to acquire new clients in sufficient numbers to continue to grow our business due to macroeconomic factors, including global economic downturn, including as a result of impacts of political and military conflicts, other international hostilities, pandemics, exchange rate fluctuations, increased competition, new and/or stricter regulations, failure of regulatory authorities to legalize sports betting as anticipated, and licensing requirements that may be harmful to our or our bookmaker clients’ businesses or other factors, or we may be required to incur significantly higher marketing expenses in order to acquire new clients. A decrease in client acquisition growth would harm our business, financial conditions or results of operations.

Our ability to retain our clients is dependent on the quality of our products and services, and our failure to offer high quality products and services could have a material adverse effect on our sales and results of operations.

We must continually retain existing clients and expand existing clients’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation to grow our business. For the fiscal years ended December 31, 2024 and 2023, we generated 6.5% and 5.8% of total revenue from a single client, respectively, and 28.9% and 26.1% of total revenue from our top ten clients combined, respectively. Our ability to retain our significant clients largely depends on whether we can enhance our products and services, and our overall client experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency and high accuracy to fulfill our clients’ requirements.

Once our products are deployed and integrated with our clients’ existing information technology investments and data, our customers depend on our client service to resolve any issues relating to our products. Increasingly, our products have been deployed in large-scale, complex technology environments, and we believe our future success will depend on our ability to increase sales of our products for use in such deployments. Further, our ability to provide effective ongoing support, or to provide such support in a timely, efficient or scalable manner, may depend in part on our clients’ willingness and ability to upgrade to the latest versions of our products and participate in our centralized product management and services.

In addition, our ability to provide effective client services is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting clients globally at scale. While our goal is to provide high quality support 24 hours a day, we may be unable to respond quickly enough to accommodate short-term increases in client demand for our support services. Increased client demand for support, without corresponding revenue, could increase costs and negatively affect our business and results of operations. In addition, our services teams may face additional challenges, including those associated with operating the platforms and delivering support, training and documentation in different languages and providing services across expanded time-zones. If we are unable to provide efficient client service globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel, which could negatively impact our business, financial condition or results of operations.

Our customers may need training in the proper use of and the variety of benefits that can be derived from some of our products to maximize their potential. If we do not effectively deploy, update or upgrade our products, succeed in helping our clients quickly resolve post-deployment issues and provide effective ongoing services, our ability to sell additional products and services to existing clients could be adversely affected, we may face negative publicity and our reputation with potential clients could be damaged. Many enterprise and government clients require higher levels of services than smaller clients. If we fail to meet the requirements of the larger clients, it may be more difficult to execute on our strategy to increase our penetration with larger clients. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition or results of operations.

A portion of our revenue is based on revenue share agreements with our clients, where we share a portion of the income generated from a product or service. Revenue share models come with risks that we need to carefully manage to avoid revenue volatility and to maximize our profit margin.

While revenue share agreements with our clients allow us to build trusted relationships based on alignment of interest and to benefit from the growth they experience, these agreements can expose us to operational risks as we have less control over the end-to-end commercial process. In particular, we are dependent on our clients’ performance to maximize our revenue. If the client fails to deliver or does not meet expectations, the revenue generated will be lower, directly affecting the revenue share for all parties involved. We may also experience disputes over revenue calculations, potentially leading to revenue leakage and strained relationships.

If client confidence in our brands, product quality and business deteriorates, our business, financial condition or results of operations could be adversely affected.

Client confidence in our brands and product quality, and the ability to provide fast, secure and validated data and content are critical to our success. A number of factors could erode our clients’ confidence in our business, or in the sports media, entertainment and betting industries generally, many of which are beyond our control and could have an adverse impact on our results of operations.

Our business model is based on our ability to provide rapid, reliable and customizable products and services, and client confidence in our business largely depends on the quality of our service and product experience and our ability to meet evolving client needs and preferences. If we fail to maintain high quality service, or if there are pervasive client complaints or negative publicity about our products or services, the confidence and trust clients have in our brands and business may decrease. Other factors include, but are not limited to, delays between the live event in the stadium and the visualization at the clients’ end, as well as any significant interruption in our systems, including as a result of unauthorized entry and computer viruses, fire, natural disaster, power loss, data loss, software vulnerabilities, systems breakdowns of information technology or infrastructure, telecommunications failure, military conflicts, terrorism, or other international hostilities, vendor failure or disruptions in our workforce, including as a result of pandemics and any breach, or reported breach, of our computer systems or other data storage facilities, or of certain of our third-party providers, resulting in a compromise of personal or other data.

We are subject to reputational risks related to betting-related match fixing, doping and other sports integrity threats.

Many factors influence our reputation and the value of our brands, including the perception held by our clients, business partners, investors, other industry stakeholders and the communities in which we operate. Our Sportradar Integrity services supplies sports integrity solutions for sports’ governing bodies, anti-doping organizations, law enforcement agencies, among others, to support them in the fight against betting-related match-fixing, doping and integrity threats. As a leading supplier of integrity solutions, we have faced, and will likely continue to face, increased scrutiny related to our solutions and consulting services, and our reputation and the value of our brands can be materially adversely harmed if a user of our solutions is involved in a major match-fixing or doping scandal. Fraud, corruption or negligence by our employees or contracted statisticians collecting data on behalf of us or third parties could also potentially have an impact on our reputation. Operational errors, whether by us or our competitors, could also harm our reputation or the sports data, sports betting, online gaming and sports marketing industries. Any association with the illegal, unethical or fraudulent activities of our clients or our partners could expose us to potential reputational damage and financial loss. Any harm to our reputation could impact employee engagement and retention, and the willingness of clients and partners to do business with us, which could have a materially adverse effect on our business operations, financial conditions or results of operations.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations, experience disruption or cease providing services adequately or at all.

Some services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, providing player tracking services, call center services and other operating activities are outsourced to third-party vendors. Any changes to or failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. If our agreements with third-party vendors are terminated, or if we cannot renew contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected. Further, if our third-party vendors do not comply with applicable laws, including restrictions on the collection, use, sharing or disclosure of personal information or personal data, our reputation and the willingness of clients and partners to do business with us could be harmed, which could have a materially adverse effect on our business operations, financial conditions or results of operations. The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, military conflicts, acts of terrorism, other international hostilities, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

●	loss of revenue;
●	loss of clients;
●	loss of clients’ data;
●	loss of sports league partnerships;
●	harm to our business or reputation resulting from negative publicity;
●	exposure to fraud, losses or other liabilities;
●	additional operating and development costs; or
●	diversion of management, technical and other resources.

For information on risks relating specifically to our computing infrastructure, see “Risk Factors—Technology Risks—We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, Oracle and other third parties to support some of our clients and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition or results of operations.”

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

For instance, we are highly dependent on the expertise and leadership of our Chief Executive Officer and Founder, Carsten Koerl, and other members of our executive management. The market for qualified and diverse personnel, particularly for specialty technology and development skills in the European Economic Area (“EEA”), such as software engineers and data scientists, is competitive, and we also maintain an expansive network of data journalists and specialized data operators to allow us to cover live matches globally. We may not succeed in recruiting additional personnel for these positions, or may fail to effectively replace current personnel who depart with qualified or effective successors. In particular, our ability to sustain our company culture and integrate new employees are affected by working from home policies, as a majority of our employees are working remotely on a full-time or hybrid basis. As a result, we are required to implement more complex organizational management structures and we also may find it difficult to adequately oversee employees, independent contractors and business functions and be exposed to tax or other regulatory risks. Further, we may experience turnover among our executive management team. We need to ensure stability within our team of executive management and other key leaders to avoid business disruption and to maintain our sound corporate culture. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, or fails to maintain the required licenses or authorizations, our business could be harmed. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future and failure to do so could adversely affect our business, financial condition or results of operations.

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

Our business is not fully mature, which makes it difficult to effectively assess our future prospects. An investor should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to, among other things:

●	retain an active client base and attract new clients;
●	avoid interruptions or disruptions in our service;
●	improve the quality of the client experience on our platforms;
●	earn and preserve our clients’ trust with respect to the quality of our products and services;
●	process, store and use personal client data in compliance with governmental regulation and other legal obligations related to data privacy, data protection and data security;
●	comply with extensive existing and new laws and regulations, including licensing requirements for B2B suppliers to the gambling and betting industry;
●	effectively maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle our client’s needs globally;
●	successfully deploy new or enhanced features and services;
●	compete with other companies that are currently in, or may in the future enter, the sports data business;
●	hire, integrate and retain world-class talent; and
●	expand our business into new markets.

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

Technology Risks

Our potential inability to anticipate and adopt new technology and develop and gain market acceptance of new and enhanced products and services in response to changing industry and regulatory standards and evolving client needs may adversely affect our competitiveness.

Our industry is subject to rapid and significant technological advancements, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and client needs and preferences. We expect that new services and technologies applicable to sports media, entertainment and sports betting industries will continue to emerge, which could have the effect of driving down the cost to access relevant data and content and lead to more competitive pricing. Our business and financial success will depend on our ability to continue to anticipate the needs of clients and potential clients, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. Though we actively seek to respond in a timely manner to changes in client needs and preferences, technology advances, new and enhanced products and services and competitive pricing, failure to timely and appropriately respond to these changes could adversely impact, on both a short-term and long-term basis, our business, financial condition or results of operations. For example, the competitive position of our extensible markup language (“XML”) and application programming interface (“API”) feeds depends in part on their ability to integrate, operate and share data with the visualization tools, software and technology infrastructure of our clients. As such, we must continuously modify and enhance our XML and API feeds to adapt to ensure efficiency, speed and scale and if the interoperability of such feeds with our clients’ decreases, we could become less attractive to users of our products, lose market share or be required to incur more costs to enhance compatibility.

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

We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of clients, who rely on our data to settle bets, create content and generate analysis. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. While we continually improve our network topology, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon clients and users, loss of clients and relationships with third parties, loss of revenue or liability for damages. Furthermore, in some sports, determining the value of certain data points might require a degree of judgment that could result in data that differ from those of other sports data providers, and these differences may give rise to the perception of biased or erroneous data that may negatively harm our reputation. In some instances, we may not be able to identify the cause or causes of the foregoing problems or risks, or take effective steps to remediate such problems or risks, within an acceptable period of time.

Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our clients, consumers, and regulators, and may expose us to liability.

In conducting our business, we collect, process, transmit, store and otherwise use sensitive business information and personal information or personal data about our clients, employees, partners, vendors and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information.

In addition, as a provider of real-time sports data and content, our products and services may themselves be targets of cyber-attacks that attempt to intercept, breach, sabotage or otherwise disable or gain access to them or the data processed thereby, and the defensive and preventative measures we take ultimately may not effectively detect, prevent, or protect against or otherwise mitigate losses from all cyber-attacks. Despite our efforts to create security barriers against such threats, it is virtually impossible to eliminate these risks entirely. Any such breach could enable betting manipulation, compromise our networks, create system disruptions or slowdowns and exploit security vulnerabilities of our products. Additionally, the information stored on our networks, including proprietary information and other intellectual property, could be accessed, publicly disclosed, lost or stolen, any of which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, clients and transactions, regulatory complaints, investigations, penalties and increased costs to remedy any problem and costly litigation, and may therefore adversely impact market acceptance of our products and services and may seriously affect our business, financial condition or results of operations.

The threat landscape is constantly evolving, with malicious third-party threat actors using methods increasing in sophistication to identify and exploit system vulnerabilities, and/or penetrate or bypass our security measures, to gain unauthorized access to our networks and systems or those of third parties associated with us. These attempts have included phishing attacks, distributed denial-of-service attacks, scams and ransomware. We have seen a rise of frauds using deepfake technology globally and we could also be targeted by instances of these frauds.

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

Our computer systems could be subject to breaches, and our data protection measures may not prevent unauthorized access. For example, we are likely to have exposure to zero-day vulnerabilities in third party and open source frameworks. While we believe the procedures and processes we have implemented to detect, prevent and otherwise handle an attack are adequate, the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to anticipate or detect. Threats to our systems and associated third-party systems can originate from human error or negligence, fraud or malice on the part of employees or third parties or simply from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent unplanned downtime, or the unauthorized access, unauthorized use, or other compromise of sensitive data. While we maintain cyber errors and omissions insurance coverage that covers certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses. Further, while we select our associated third parties carefully, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or otherwise conduct our business or otherwise result in liabilities or other costs and expenses.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes, improper collection, analysis, disclosure or other misuse of personal data, and violation of client protection or data privacy and security laws. We cannot provide assurance that the client requirements related to security and privacy that we impose on our service providers who have access to client data will be followed or will be adequate to prevent such misuse. In addition, we are subject to obligations under certain of our agreements with respect to data privacy and security, including to take certain protective measures to ensure the confidentiality of client data and to notify affected parties in the event of a breach. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures or otherwise comply with our obligations could result in liability, protracted and costly litigation, governmental intervention and fines and, with respect to misuse of personal information of our clients, lost revenue, lost sports league partnerships and reputational harm.

Any type of security breach, attack or misuse of data, whether experienced by us or an associated third party, could harm our reputation or deter existing or prospective clients or leagues from using our services, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), divert management focus away from other priorities, increase our risk of regulatory scrutiny or result in the imposition of penalties and fines under domestic or foreign laws. Also, prospective clients, partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their needs. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business.

Our ability to provide fast, secure and validated products and services largely depends on the efficient and uninterrupted operation of our business processes, computer information systems and infrastructure. For example in 2021, one of our cloud service providers experienced interruptions caused by an air conditioning issue in its data center. As we continue to use hosting partners, interruptions like this may cause instability in a number of our applications for a prolonged period of time. To prepare for more cases like this, among others, we have dedicated additional resources to deploy services in more regions to add additional resiliency as a risk mitigation activity. Any significant interruptions could harm our business and reputation and result in a loss of business. These systems, processes, operations and infrastructure could be exposed to damage, interruption or operational challenges from unauthorized entry and computer viruses and computer denial-of-service-attacks as discussed in this “Risk Factors” section under the caption “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our clients, consumers, and regulators, and may expose us to liability,” human error, hardware or software defects or malfunctions, data loss, earthquakes, floods, fires, natural disaster, pandemics, power loss, telecommunications failure, military conflicts, terrorism, or other international hostilities, vendor failure, geopolitical events, foreign state attacks, disruptions in our workforce, system breakdowns of our informational technology or cloud infrastructure, fraud or other causes, many of which may be beyond our control. We maintain a disaster recovery and business continuity process, however, this may not adequately protect us from such delays and interruptions. While we also maintain business interruption insurance, our coverage may be insufficient to compensate us for all losses that may result from interruptions in our service as a result of system failures and similar events.

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

Additionally, if our client base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands.

We depend on computing infrastructure operated by Amazon Web Services (“AWS”), Microsoft, Oracle and other third parties to support some of our clients and any errors, disruption, performance problems, or failure in their or our operational infrastructure could adversely affect our business, financial condition or results of operations.

We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as AWS, Microsoft Azure and Oracle, in order to host or operate some or all of certain key platform features or functions of our business, including our cloud-based services, client relationship management activities, billing and order management, and financial accounting services. Additionally, we rely on third-party computer hardware purchased in order to deliver our platforms and services. We do not have control over the operations or facilities of these third-parties. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies or are updated such that our platforms become incompatible or if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in our platforms, cause our platforms to fail, our revenue and margins could decline, our reputation and brand may be damaged, we could be exposed to legal or contractual liability, our expenses could increase, our ability to manage our operations could be interrupted, and our processes for managing our sales and servicing our clients could be impaired until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could adversely affect our business. Many of these third-party providers attempt to impose limitations on their liability for such errors, disruptions, defects, performance deficiencies, or failures, and if enforceable, we may have additional liability to our clients or third-party providers.

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

Our systems and the third-party systems upon which we and our clients rely are also vulnerable to damage or interruption from catastrophic occurrences such as earthquakes, floods, fires, power loss, telecommunication failures, cybersecurity threats, military conflicts, terrorist attacks, or other hostilities, natural disasters, public health crises such as pandemics, geopolitical and similar events, or acts of misconduct. Despite any precautions we may take, the occurrence of a catastrophic disaster or other unanticipated problems at our or our third-party vendors’ hosting facilities, or within our systems or the systems of third parties upon which we rely, could result in interruptions, performance problems, or failure of our infrastructure, technology, or platforms, which may adversely impact our business. In addition, our ability to conduct normal business operations could be severely affected. In the event of significant physical damage to one of these facilities, it may take a significant period of time to achieve full resumption of our services, and our disaster recovery planning may not account for all eventualities. In addition, any negative publicity arising from these disruptions could harm our reputation and brand and adversely affect our business.

Any interruption in our service, whether as a result of an internal or third party issue, could damage our brand and reputation, cause our clients to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our clients against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future clients, any of which could harm our business, financial condition or results of operations.

Moreover, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition or results of operations could be adversely affected. The provisioning of additional cloud hosting capacity requires lead time. AWS, Microsoft Azure, and other third parties have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If AWS, Microsoft Azure or other third parties increase pricing terms, terminate or seek to terminate our contractual relationship, establish more favorable relationships with our competitors, or change or interpret their terms of service or policies in a manner that is unfavorable with respect to us, we may be required to transfer to other cloud providers or invest in a private cloud. If we are required to transfer to other cloud providers or invest in a private cloud, we could incur significant costs and experience possible service interruption in connection with doing so, or risk loss of client contracts if they are unwilling to accept such a change.

A failure to maintain our relationships with our third party providers (or obtain adequate replacements), and to receive services from such providers that do not contain any material errors or defects, could adversely affect our ability to deliver effective products and solutions to our clients and adversely affect our business and results of operations.

Our inability to achieve efficiencies through the use of AI may adversely affect our competitiveness. Failure to identify and act upon new market trends could lead to us being out-innovated by a competitors that collect, use and monetize raw data better and faster. Failure to keep up with the evolving AI regulatory framework due to insufficient or ineffective governance may also adversely affect our ability to leverage AI benefits and impact our reputation.

AI and machine learning is enabled by or integrated into some of our products, such as simulated sports reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business.

We anticipate that AI applications to sports media, entertainment and sports betting industries will drive enhanced client experience and higher level of engagement with the products and services in the industry, while driving down the cost to collect and enrich data and content. Our business and financial success will depend on our ability to identify and deliver to market new and enhanced products and services leveraging the benefits of AI. Failure to do so could lead to us being out-innovated by competitors that leverage AI benefits better that us, particularly in collecting, using and monetizing raw data. Our third-party software vendors and service providers are increasingly incorporating AI into their processes and this may expose us to additional risks should they not be able to incorporate the technology effectively. Our suppliers may also incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or future regulatory or industry standards with respect to privacy and data protection.

AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, including the rapid growth of large language models (LLMs) and generative AI that may increase potential for biased outputs and misinformation amplification. If our business practices designed to mitigate many of these risks through, among other things, ongoing research and responsible deployment, are insufficient and we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

The regulatory framework for AI is rapidly evolving. On August 1, 2024, the EU AI Act (“AI Act”) entered into force. The AI Act prohibits certain AI practices and heavily regulates high-risk AI systems. The AI Act has an extraterritorial reach, and therefore we need to ensure all our operations align with regulatory standards. Other countries have also passed or are considering passing laws on AI. While we have developed specific processes to govern the use and applications of AI in our operations, any failure to comply with applicable AI regulatory frameworks would have a detrimental impact on our reputation and our ability to leverage AI in the future. For example, under the AI Act, we may be subject to fines of up to €35.0 million or up to 7% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims, as well as negative publicity and potential losses of business, business partners, consumer trust and market confidence.

Failure to address the legacy design and technology in our systems and infrastructure could materially impact the availability of our products and services, negatively impacting our partners and our reputation.

Legacy design and technology refer to outdated systems, software, and hardware that are still in use within an organization. These systems often face challenges due to their age, lack of support, and limited scalability. If we do not effectively identify and address legacy risks through our comprehensive modernization program, the remaining legacy systems could expose us to:

●	security vulnerabilities, as legacy systems could lack modern security features and are more susceptible to cyberattacks;
●	obsolescence, as older technologies in our estate may become incompatible with newer systems and applications, making it difficult to integrate with modern tools and platforms;

●	limited scalability, as they may not be designed to handle the increased demands of modern business operations. As a result, they can become bottlenecks in performance, limiting the ability to scale operations, accommodate growth, or adapt to changing market conditions;
●	higher maintenance costs; and
●	degraded performance and/or increased downtime.

Legal and Regulatory Risks

We, our clients and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business. Any change in existing regulations or their interpretation or the regulatory climate could adversely impact our ability to operate our business or decrease the demand for our products and services. The introduction of licensing requirements for the supply of products and services to the gambling and betting industry may adversely impact our ability and our clients’ ability to operate in such jurisdictions.

Many of the clients we serve and our products and services offered to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our clients or we offer our services.

Future legislative and regulatory action, court decisions, including by the Court of Justice of the European Union (“CJEU”), or other governmental action, such as the future regulation of sports betting in jurisdictions in Europe, South America and the United States, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases and an increasingly negative tendency towards all forms of sports betting and gambling in politics and the wider society, may have a material impact on the legislation and licensing requirements applicable to our and our clients’ businesses and/or our operations and financial results. Stricter legislation, licensing and regulatory requirements as well as an increase in restrictions on the advertising of sports betting and gambling products may decrease the demand for our products and services or prevent us from providing these services entirely.

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

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our and our clients’ businesses to prohibit, legislate or regulate various aspects of the sports betting industry (or that existing laws in those jurisdictions will not be interpreted negatively), including the introduction of new licensing and authorization requirements for our and our clients’ businesses and the introduction of licensing requirements for B2B suppliers of products and services to the gambling and betting industry. In particular, some jurisdictions have introduced regulations attempting to restrict, monopolize or prohibit online gambling and/or betting, while others have taken the position that online gaming and/or betting should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Changes to existing forms of regulation may include the introduction of punitive tax regimes, requirements for large bonds or other financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity, requirements to obtain licenses and/or caps on the number of licensees, restrictions on permitted marketing activities or restrictions on third-party service providers to sports betting operators. In addition, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations.

Any adverse changes to the regulation of sports betting, the interpretation of these laws, regulations, government action and licensing requirements by relevant regulators or the revocation of our operating licenses or those of our clients could materially adversely affect our ability to conduct our operations and generate revenue in the relevant jurisdiction. In particular, it may become commercially undesirable or impractical for us to provide sports betting services in certain jurisdictions as the local license or approval costs increase, our returns from or scope of service in such jurisdictions may be reduced or we may be forced to withdraw from such jurisdictions entirely, with a material financial loss due to restrictions to our clients located in these jurisdictions. Further, to expand into new jurisdictions, we may need to be licensed and obtain approvals of our product and service offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our client base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

Additionally, governmental authorities could view us, or our clients, as having violated local laws, despite efforts to obtain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent monopoly providers, or private individuals, could be initiated against participants in the sports betting industry. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us, our clients or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, financial condition or results of operations, as well as impact our reputation. In addition, there is a risk that the provision of products and services to clients who are not in compliance with gambling and betting legislation and/or regulatory requirements in certain jurisdictions, despite efforts to ensure that our products and services are made available only to clients who comply with all applicable legislation, including gambling and betting legislation, may lead to sanctions and penalties being issued against us based on aiding and abetting an illicit gambling or betting offer. This may result in us being unqualified to maintain our existing regulatory licenses or obtain future licenses and authorizations.

A significant amount of our revenue is indirectly derived from jurisdictions where we or our clients are not required to hold a license or where limited regulatory framework exists and the approach to regulation and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties.

The regulation and legality of sports betting and approaches to enforcement vary from jurisdiction to jurisdiction (from open licensing regimes to regimes that impose sanctions or prohibitions), including within the European Union single market, as well as across jurisdictions in the United States, and in certain other jurisdictions there is limited or no legislation which is directly applicable to our or our clients’ businesses. While the majority of gambling and betting laws in Europe do not require us to hold licenses for providing our products and services to the betting industry on a B2B basis and thus, in most European jurisdictions, our business is not subject to holding a supplier license, some jurisdictions, including the United States and certain European jurisdictions, such as the United Kingdom, Belgium, Malta, Gibraltar, Greece, Romania, Denmark and Sweden, require us to hold a supplier or similar license issued by the competent gambling and betting regulatory authority. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a supplier license, we operate our business based on agreements in which our clients warrant and represent that their respective business-to-customer (“B2C”) gambling and betting services comply with the applicable local legislation and regulations.

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

There is a risk that regulators or prosecutors in jurisdictions where we provide online gambling and/or betting services to our clients without a local license or pursuant to a multi-jurisdictional license may take legal action against our operations, and despite our good faith efforts to comply with all local requirements, any defense we may raise may not be successful. These actions may include criminal sanctions and penalties, as well as civil and administrative enforcement actions, fines, funds and asset seizures, authorities seeking to seize funds generated from the allegedly illegal activity as well as payment blocks and internet service provider (ISP) blacklisting, some of which may be more readily enforceable within an economic area such as the EEA. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

In addition, there are many jurisdictions around the world where the legality of various forms of gambling is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to offshore activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement of betting and gaming regulations. Changes in regulation in a given jurisdiction could result in it being re-assessed as a restricted territory without the potential to generate revenue on an ongoing basis. Our inability to operate and work with clients in a large betting or gaming market in the future, for example Germany, or a number of smaller betting or gaming markets which collectively are material, could have a material adverse effect on our ability to generate revenue and our profit margins due to a decrease in economies of scale.

We determine whether to permit clients in a given jurisdiction to access any one or more of our products and services and whether to engage in various types of marketing activity and client outreach based on a number of factors, including but not limited to:

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

However, our assessment of the factors referred to above may not always accurately predict the likelihood of one or more jurisdictions taking enforcement or other adverse action against us, our clients or third-party suppliers, which could lead to fines, criminal sanctions and/or the termination of our operations in such jurisdictions.

As a supplier to the gambling and betting industry, our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our clients. Additionally, even if jurisdictions legalize real money gambling and betting, this may be accompanied by legislative or regulatory restrictions and/or taxes that make it impracticable or less attractive for our clients to operate in those jurisdictions, or the process of implementing regulations or securing the necessary licenses to operate in a particular jurisdiction may take longer than we anticipate, which may lead to a decreased demand for our products and services and adversely affect our business.

Business clients that receive our services for their use in the gambling and betting industry, including operators of real money gambling and betting offers, face a legal and regulatory landscape that impacts our business. Several jurisdictions have regulated or are currently regulating or considering regulating the provision of real money gambling and betting to end consumers. Our business, financial condition and results of operations are significantly dependent upon the regulation that is applicable to and directly impacts our clients. Certain jurisdictions in which laws currently prohibit or restrict sports betting or the marketing of those services, or protect monopoly providers, may implement changes to open their markets through the adoption of competitive licensing and regulatory frameworks. We have and still intend to expand our offering of sports betting services into such clarified or liberalized jurisdictions and markets, including within North America, South America, Europe and elsewhere internationally.

While clarification and liberalization of the regulation of sports betting in certain jurisdictions and markets may provide our clients and us growth opportunities, successful expansion into each potential new jurisdiction or market will present its own complexities and challenges. Efforts to access a new jurisdiction or market may require us to incur significant costs, such as capital, local resources, local infrastructure, specific technology, marketing, legal and other costs, as well as the commitment of significant senior management time and resources. Notwithstanding such efforts, our ability to successfully enter such jurisdictions or markets may be affected by future developments in state/regional, national and/or supranational policy and regulation, limitations on market access, ability of our clients to successfully enter, competition from third parties and other factors that we are unable to predict at this time or are beyond our control. As a result, there can be no assurance that we will be successful in expanding our offering of sports betting services and products into such jurisdictions or markets or that our service and product offerings will grow at expected rates or be successful in the long term. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth.

For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our clients and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our clients’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our clients and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. Additionally, a license may require us to offer our products or services in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products or services in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.

Furthermore, our competitors or their partners may already be established in a jurisdiction or market. If regulation is liberalized or clarified in such jurisdictions or markets, we may face increased competition from other providers and this may in turn increase the overall competitiveness of the sports betting industry. We may face difficulty in competing with providers that take a more aggressive approach to regulation and are consequently able to generate revenue in markets from which we do not accept clients or in which we do not advertise. We may also face operational difficulties in successfully entering new markets, even where regulatory issues do not materially restrict such entity.

Further, any changes to existing regulations that limit or restrict in any way the market size of our clients, such as bans on specific sporting events a betting client can place a wager on, advertising restrictions, restrictions on authorized funding mechanisms for bettors or a cap on the monetary amount a bettor can wager in one day, will result in a loss of revenue due to a decreased demand for our products and services.

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

Our existing supplier licenses typically include a right for the regulatory authority to restrict, condition, suspend or revoke the license in certain circumstances, for example, where the licensee is in breach of the relevant regulatory requirements. In addition, the suitability process as part of any renewal or continuation application may be expensive and time-consuming and any costs incurred are unlikely to be recoverable if the application is unsuccessful. If any of our existing supplier licenses are not renewed or renewal is delayed, or if such licenses are restricted, conditioned, suspended, revoked or renewed on terms materially less favorable to our business, this may restrict us from providing some or all of our services to clients in such jurisdiction and may require us to restrict or suspend our services to clients in relation to such jurisdiction or to withdraw from that jurisdiction either temporarily or permanently, each of which would have a consequent negative impact on our revenue.

To date, we have obtained necessary licenses, authorizations, findings of suitability, registrations, permits and approvals necessary for our current operations. Our supplier licenses tend to be issued for fixed periods of time, after which a renewal of the license is required. For example, certain of our licenses will expire and will need to be renewed in 2025, including our one year-term U.S. betting licenses in many states and tribal jurisdictions. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability and eligibility requirements of our directors, officers, key employees and personnel and shareholders. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on our business.

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

As part of obtaining and maintaining supplier licenses and authorizations, the competent gambling and betting regulatory authorities will generally determine suitability of certain directors, officers and employees and, in some instances, shareholders holding an equity participation or voting rights exceeding certain materiality thresholds. The criteria used by gambling and betting regulatory authorities to make determinations as to who requires a finding of suitability or the suitability of an applicant to conduct gaming operations vary across jurisdictions, but generally, and in particular in the United States, the competent authorities require extensive and detailed application disclosures. The competent authorities have broad discretion in determining whether an applicant should be found suitable to conduct operations within a given jurisdiction. If any competent authority with jurisdiction over our business were to find an officer, director, employee, any key personnel or significant shareholder unsuitable for licensing or unsuitable to continue having a relationship with us, we would be required to sever our relationship with that person and be forced to appoint a different individual who meets the authority’s suitability requirements, which could result in having a material adverse effect on our business, financial condition or results of operations.

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

There have been various attempts in the European Union to apply domestic criminal and administrative laws to prevent our sports betting operator clients licensed in other EU member states (“Member States”) from operating in or providing services to clients within their territory; the case law of the CJEU on this issue continues to evolve and the reactions of the governments of Member States create uncertainty for online betting operators.

There have been attempts by regulatory authorities, state licensees and incumbent operators, including monopoly operators, in certain Member States to apply their domestic criminal and administrative laws to prevent, or attempt to prevent, sports betting operators licensed in other Member States from operating in or providing services to clients within their territories. Although certain Member States are subject to infringement proceedings initiated by the European Commission in relation to the laws that they apply to betting as being contrary to the EU law principles of free movement of services, the application and enforcement of these principles by the CJEU, the domestic courts and regulatory authorities in various Member States, remains subject to continuing clarification. There have been a considerable number of relevant proceedings before the domestic courts of various Member States and the CJEU.

If the jurisprudence of the CJEU continues to recognize that Member States may, subject to certain conditions, establish or maintain exclusive licensing regimes that restrict the offering of sports betting services by operators licensed in other Member States, our sports betting operator clients’ ability to allow their clients in a given Member State to access one or more of their sports betting services and to engage in certain types of marketing activities and client contact may be impacted. Depending on the national courts’ or competent authorities’ interpretation of the EU law, our clients may have to submit to local licensing, regulation and/or taxation in more Member States and/or exclude clients in certain Member States, either entirely or from certain product offerings. Any such consequences could potentially indirectly reduce our revenue in the European Union.

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

As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our clients and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union and Switzerland, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. In the event of a data breach, we are also subject to data breach notification laws in the jurisdictions in which we operate and the risk of litigation and regulatory enforcement actions. We must also comply with expanding consumer protection laws related to our electronic marketing efforts and use of third-party cookies and similar technologies.

These laws and regulations are constantly evolving and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Restrictions on the collection, use, sharing or disclosure of personal information or personal data or additional requirements and liability for security and data protection could require us to modify our products, services and marketing approach, possibly in a material manner, could limit our ability to develop new products and services and could subject us to increased compliance obligations and regulatory scrutiny. Current and proposed regulation addressing privacy and data protection could also increase our costs of operations.

Further, we make public statements about our use and disclosure of personal information through our privacy notice, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such notices or statements are found to be deceptive, unfair or misrepresentative of our actual practices If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the EU General Data Protection Regulation (“GDPR”) we may be subject to fines of up to €20.0 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. Since December 2020, third- parties, including a group of United Kingdom football players, issued data subject access requests under the GDPR to various participants in the sports data and sports betting industries, including us. In August 2024 we received a substantial amount of data subject access requests from the entity behind these third parties. If these requests develop into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

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

On October 5, 2023, Sportscastr, Inc. d/b/a PANDA (“PANDA”) filed an action in the Eastern District of Texas alleging patent infringement against the Company. The complaint alleged that Sportradar branded products involving the provision of live data and content in live video streams infringe certain claims of three asserted patents. The complaint was subsequently amended to add Sportradar AG as a defendant and include a fourth asserted patent. On February 14, 2025, PANDA filed an amended complaint adding two antitrust claims alleging that the Sportradar defendants anticompetitively conditioned access to official live sports data on their customers’ use of certain Sportradar technologies. PANDA seeks monetary damages and an injunction prohibiting the alleged infringement and antitrust violations. The Company denies both the allegations of infringement and antitrust violations and intends to vigorously defend the case. The Company cannot, at this time, reasonably estimate the likelihood of an unfavorable outcome or the magnitude of such an outcome, if any. PANDA has brought a similar action against at least one other industry participant.

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

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with our partners and clients and to our ability to attract new partners and clients. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. If we fail to adequately protect or enforce our rights under trademarks that are important to our business, we may lose the ability to use those trademarks or to prevent others from using them, which could adversely harm our reputation and our business. It is possible that others may assert senior rights to similar trademarks, in the United States and internationally, and seek to prevent our use and registration of our trademarks in certain jurisdictions. Our pending trademark applications from time to time may not result in such trademarks being registered, and we may not be able to use these trademarks to commercialize our products and services in the relevant jurisdictions.

Our registered or unregistered trademarks may be challenged, infringed, circumvented, diluted, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with partners and clients. If we are unable to adequately protect our trademarks or to establish name recognition based on our trademarks, our ability to build brand identity could be impeded and possibly lead to market confusion, we may not be able to compete effectively, and our business, financial condition and results of operations may be adversely affected.

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

Further changes in the tax laws of non-U.S. jurisdictions could arise. For example, in 2021 the Organization for Economic Co-operation and Development (“OECD”) introduced an inclusive framework on Base Erosion and Profit Shifting (BEPS 2.0) that contains a two-pillar solution to address the tax challenges arising from the digitalization of the economy. These changes are now being progressively implemented by tax authorities around the world and represent a fundamental change to the international tax framework. Pillar One provides for a new nexus and profit sharing. Pillar Two provides for a global minimum level of taxation (15%) that establishes a floor for tax competition amongst jurisdictions.

On December 22, 2023, the Swiss Federal Council issued an Ordinance that Switzerland would introduce global minimum level of taxation in line with Pillar Two in a gradual approach. As of January 1, 2024, a national top-up tax, in line with the OECD framework for the Qualified Domestic Minimum Top-up Tax, was levied on profits of corporations and permanent establishments in Switzerland, which are effectively taxed below 15%. This national top-up tax is broadly aligned with the OECD Model Rules. Only corporations and permanent establishments of multinational groups with consecutive revenues of more than €750 million in the preceding three fiscal years are initially be in scope. The international top-up tax, based on the Income Inclusion Rule and the Undertaxed Payments Rule, which would be levied on the on the profits of subsidiaries (corporations, permanent establishments) outside Switzerland without an effective tax rate of at least 15%, will be introduced at a later stage, depending on international developments.

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

Our business must be conducted in compliance with applicable anti-money laundering (“AML”), counter-terrorism financing (“CTF”), economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the Swiss State Secretariat For Economic Affairs (“SECO”), the European Union, Member States, and HM’s Treasury of the United Kingdom, and other relevant sanctions authorities. Changes in these laws or regulations, or shifts in the approach to their enforcement, could impact our ability to deliver products and/or services to existing or potential clients. In particular, sanctions imposed by the U.S, EU, U.K. and other jurisdictions in response to Russian activities in Ukraine, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain countries, such as Russia, Belarus and specific regions of Ukraine, which could adversely affect our business.

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

Environmental, social and governance (“ESG”) matters may adversely affect our relationships with clients and investors and increase compliance costs.

There is an increasing focus from lawmakers, regulators, investors, clients, employees and other stakeholders concerning ESG matters, including environment, climate, water, diversity and inclusion, human rights and governance transparency. A number of our clients have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. An increasing number of investors are also requiring companies to disclose ESG-related policies, practices and metrics. In addition, various jurisdictions have adopted, or are developing, complex and lengthy ESG-related laws or regulations that may be difficult to comply with and will increase our direct compliance costs, as well as indirect costs passed on to us from our clients and suppliers. Further, there is an increasing number of state-level anti-ESG initiatives in the United States that may conflict with other regulatory requirements or our various stakeholders’ expectations. If we fail to materially comply with or meet the evolving legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, face decreased client demand or lose investors, which could harm our reputation, revenue and results of operations. Our actual or perceived failure to achieve our publicly disclosed ESG-related initiatives could negatively impact our reputation, subject us to litigation or enforcement actions, or otherwise harm our business.

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

Significant progress was made to strengthen our internal control over financial reporting and to remediate the segregation of duties deficiencies relating to the prior year material weakness. However, as of December 31, 2024, we did not conclude that our business process controls were operating effectively and, therefore, we were not able to determine that the material weakness identified as of December 31, 2022 was fully remediated. Based on our assessment of the control deficiencies noted in the period and the additional time required by management to remediate and implement controls, we determined that deficiencies in the control environment, risk assessment, control activities, information and communication and monitoring components of the COSO Framework (as defined in Item 15 of this Annual Report) exist. These deficiencies constitute material weaknesses, either individually or in the aggregate, are pervasive in nature and impact all significant accounts and disclosures.

Such material weaknesses will not be considered fully remediated until the remediated controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company is working diligently and is committed to have the material weakness remediated as soon as possible however there is no assurance that the remediation will be fully effective. If these remediation efforts do not prove effective and control deficiencies and material weaknesses persist or occur in the future, the accuracy and timing of the Company’s financial reporting may be materially and adversely affected. As such, management has identified a material weakness in our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We are also required to disclose material changes made in our internal control over financial reporting.

There is also no assurance that we have identified all material weaknesses or that we will not in the future have additional material weaknesses. If during the evaluation and testing process in 2025 we identify additional material weaknesses in our internal control over financial reporting, or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective and additional remediation efforts and associated costs will be required. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we fail to remediate the material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could be adversely affected and we could become subject to litigation or investigations by our stock exchange, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects.

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. The broad geographical mix of our client base also impacts the effect of seasonality as clients in different territories will place differing importance on different sporting competitions, which often have different seasonal calendars. As such, our revenue has historically been strongest during the quarter when most playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races either due to athlete strikes, geopolitical and similar events, terrorism or other events. We also may experience volatility in certain other metrics, such as revenue sharing arrangements. Volatility in our key operating metrics or rates of growth could result in fluctuations in our financial condition or results of operations, make forecasting our future business results and needs more difficult, adversely affect our ability to manage working capital and may lead to adverse inferences about our prospects, which could result in declines in our share price.

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

In addition, to the extent we pursue acquisition of foreign businesses and assets, these potential acquisitions often involve additional or increased risks, including:

●	managing geographically separated organizations, systems and facilities;
●	integrating personnel with diverse business backgrounds and organizational cultures;
●	complying with additional regulatory and other legal requirements, including the requirement to maintain or transfer licenses and authorizations following a change of control in the acquired business or obtain new licenses or authorizations;
●	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates, inflation and unit economics across multiple jurisdictions;
●	obtaining, maintaining, protecting and enforcing intellectual property rights internationally;
●	difficulty entering new international markets due to, among other things, client acceptance and business knowledge of these markets; and
●	general economic and political conditions.

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

We may not complete the IMGA Acquisition and, even if we do complete the IMGA Acquisition, the intended benefits of the IMGA Acquisition may not be realized.

We expect to complete the IMGA Acquisition in the fourth quarter of 2025. However, the closing is subject to the satisfaction of the closing conditions set forth in the acquisition agreement, including approvals of certain governmental and gaming regulatory authorities and compliance with antitrust laws. If these conditions are not satisfied or waived, or if the acquisition agreement is otherwise terminated in accordance with its terms, then we will not complete the IMGA Acquisition. If we do not complete the IMGA Acquisition, our Class A ordinary shares will not reflect any interest in the target business. In addition, the price of our Class A ordinary shares may decline to the extent that the current market price of our Class A ordinary shares reflects a market assumption that the IMGA Acquisition will be completed and that we will realize certain anticipated benefits of the acquisition.

Even if we complete the IMGA Acquisition, the intended benefits of the IMGA Acquisition may not be realized. The IMGA Acquisition poses risks for our ongoing operations, including, among others:

●	that senior management’s attention may be diverted from the management of daily operations of our business due to the integration of the acquired business;
●	costs and expenses associated with any undisclosed or potential liabilities that are not covered by our transaction insurance; and
●	that the target portfolio of sports rights may not perform as well as anticipated.

As a result of the foregoing, we cannot assure you that the IMGA Acquisition will be accretive to us in the near term or at all. Furthermore, if we fail to realize the intended benefits of the IMGA Acquisition, the market price of our Class A ordinary shares could decline to the extent that the market price reflects those benefits.

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

We believe that our existing cash, available borrowing under our credit facilities and expected cash flow from operations, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, we may require additional capital to respond to future business opportunities, including increasing the number of clients acquired, new league deals, developments to our technology and other assets, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings for other reasons. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors.

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

We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our consolidated statements of financial position. As of December 31, 2024 and December 31, 2023, we had €1,607.1 million and €1,697.3 million of intangible assets and goodwill on our consolidated statements of financial position, respectively, of which €1,086.4 million and €1,231.2 million, respectively, were related specifically to sport league license rights. In 2024 and 2023, the Company recorded impairment charges to goodwill and intangible assets in the total amount of €0.2 million and €9.9 million, respectively. The impairment charges were related to the impact of changes related to our business strategy. None of these assets were impaired during the year ended December 31, 2022.

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

As of December 31, 2024, our Founder, Carsten Koerl, holds all of the issued and outstanding shares of our Class B ordinary shares, which, together with his outstanding Class A ordinary shares, constitutes 81.4% of the total voting power of our outstanding share capital. Accordingly, our Founder is able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from a holder of shares and may vote in a way which may be adverse to the interests of other shareholders. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.

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

Our Articles provide for two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares. Each ten shares of Class B ordinary shares are convertible at any time at the option of the holder into one share of Class A ordinary shares. The optional and mandatory conversions of our Class B ordinary shares may be dilutive to the holders of our Class A ordinary shares and may lead to an increase in the number of shares of Class A ordinary shares eligible for resale in the public market. Substantial dilution and/or a substantial increase in the number of shares of Class A ordinary shares available for future resale may adversely affect prevailing market prices for our Class A ordinary shares.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Item 4. Information on the Company.

A. History and Development of the Company

We started our business in 2001, and our current holding company is a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland, registered in the commercial register of the Canton of St. Gallen (the “Commercial Register”) under CHE-164.043.805 on June 24, 2021. Our legal name is Sportradar Group AG and our commercial name is Sportradar. Our principal executive offices are located at Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. Our telephone number at this address is +41 71 517 72 00. Our website address is https://www.sportradar.com. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at https://www.sec.gov. Our agent for service of process in the United States is Sportradar US LLC and its address is 420 North 5th Street, Minneapolis, Minnesota 55401.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2024 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Overview

Sportradar is a leading technology platform enabling next generation engagement in sports and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical products, data and content to sports leagues and federations, betting operators and media companies. Since our founding in 2001, we have been at the forefront of innovation in the sports betting industry and we continue to be a global leader in understanding, leveraging and monetizing the power of sports data.

We offer one of the most robust platforms with seamless integrations between leagues, betting operators and media companies. This enables us to be a trusted partner and leader in navigating the complexities of the highly regulated betting industry. Our software solutions cover a broad range of the sports industry needs, from data collection and processing to visualization, risk management, and platform services. We have built one of the most advanced and comprehensive software offerings that simplify our clients’ operations, drive efficiencies and enrich fan experiences. Our end-to-end offering, integrated technology and global footprint deeply embeds us across the sports ecosystem. The following are examples of products and services we provide our global partners:

●	Betting Operators: For our betting operator clients, we provide pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes Betting data/Betting entertainment tools, Managed Betting Services, iGaming, and Marketing and advertising solutions. Our product offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity.
●	Sport Leagues: We provide our sport leagues partners with technology, data collection tools and Integrity services. This includes live data and analysis as well as tech-enabled solutions for fraud monitoring and anti-doping. Additionally, we provide sport league partners access to sports betting operators and media companies to distribute their data and content globally.
●	Media Companies: For our media clients including both broadcasters and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. Our range of services includes data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, over-the-top streaming solutions and programmatic advertising solutions.

We also leverage our highly diversified sport rights partnerships as a key competitive advantage for our product offerings and client solutions. We have strategically cultivated sport partnerships that include a range of exclusive rights with many Tier 1 properties, including, but not limited to, National Basketball Association (“NBA”), Major League Baseball (“MLB”), the National Hockey League (“NHL”), Association of Tennis Professionals (“ATP”), the South American Football Confederation (“CONMEBOL”), Union of European Football Associations (“UEFA”), the Asian Football Confederation (“AFC”), and the Deutsche Fußball Liga (“DFL”) beginning in the 2025/2026 season. Through collaboration, these partners have not only benefited from newly created revenue streams as well as increased scale and distribution of content. In addition to sports data, our various partnerships also provide us with exclusive audiovisual rights that further stimulate product innovation and increased engagement with sports fans around the world.

Our mission is to drive growth and value to our clients by being at the forefront of cutting-edge technology that drives innovations in sports data and analytics, including computer vision and data visualization. Our platform is used globally by organizations of all sizes from large enterprises to small start-up businesses. As our clients experience the benefits of our platform, they typically expand both their usage and the number of products and services that they purchase from us.

Industry Background

The way sports fans and bettors consume and interact with sports is changing.

Sports fans today are connected to their favorite teams and players at all times. They demand multi-platform experiences, personalization, and deeper interaction more than ever before. New use cases are emerging in virtual reality and augmented reality, real-time data capture and distribution, live betting, and to-the-second synchronized content across mobile devices and the live game.

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

Sports bettors value the convenience of being able to place bets anytime, anywhere, and the ubiquity of mobile and in-game betting is further driving accessibility of sports betting and interactivity. Interactive betting, i.e., online and mobile betting, according to H2 Gambling Capital’s Global Gaming Data Summary, dated January 16, 2025 (the “H2 Report”), accounts for 66% of total sports betting in 2024, versus 34% at retail or land-based operations and the “interactive” contribution percentage, and is anticipated to exceed 70% by 2027.

Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. Live betting, also known as in-play betting, allows users to bet on specific plays and other events or outcomes within a game. In-game betting continues to gain immense popularity, and although it currently accounts for the majority of gross gaming revenue in more developed European markets, is expected to remain strong within the European markets and grow significantly within the U.S. markets in the coming years. Consequently, mobile betting is the highest growing betting channel, according to the H2 Report.

Sports betting legalization is rapidly accelerating, globally.

Sports betting is the fastest growing category within the broader gambling market. Including the U.S. market, which is undergoing rapid legalization, the global sports betting market is projected to grow from $94.1 billion in 2024 to $150.0 billion in 2028, growing at a compound annual growth rate (“CAGR”) of 10%, according to data from the H2 Report. Sports betting was the fastest growing gambling segment between 2019-2024 (CAGR of 17%), and it is forecasted to remain the fastest growing segment until 2029, according to data from the H2 Report. Sports betting has been legal for many years in a number of major global markets, such as Australia, the United Kingdom, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these more developed sports betting markets are expected to grow at 6% per year through 2029, as a result of increasing accessibility of sports betting on mobile and online, intensifying client engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil and Argentina, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift to regulated betting markets. Europe and Asia (including the Middle East), the two biggest regional sports betting markets, are forecasted to remain the dominant markets, contributing to approximately 59% of the global revenue market in 2029, according to the H2 Report. We expect their growth rates to continue their moderate growth due in part to the increasing accessibility of interactive betting, intensifying client engagement, coverage of more events, technology innovation and new forms of sports betting such as virtual sports.

In the United States alone, sport betting has grown from a $1.7 billion market in 2019 to a forecasted $16.6 billion market in 2024 (57% CAGR), and is anticipated to expand further to a $38.2 billion market in 2028, growing at a CAGR of 18%, according to the H2 Report. Following the repeal of the Professional and Amateur Sports Protection Act (PASPA) in 2018, the sports betting industry has benefited from rapid growth. According to the Vixio Gambling Compliance U.S. Sports Betting Outlook, as of January 15, 2025, thirty-nine states and the District of Columbia have legalized and regulated sports betting. Sports betting has also been legalized in Missouri but regulations have not yet been adopted. Additionally, thirty-one states and the District of Columbia have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sport betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is expected to unlock a significant total addressable market (TAM) opportunity in the medium-term.

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

Betting & Gaming Operators:

●	Fast, accurate and reliable data married with deep analytics and technology to enable sports betting and drive bettors’ engagement
●	Access to the broadest global coverage of sports betting data and content
●	Administration of the bookmaking risk of the client by offering odds and risk management services for the client

●	State-of-the-art technology to automate processes that would otherwise be conducted manually
●	Leading marketing solutions that increase brand awareness, efficiently acquire clients and create personalized experiences to keep operator’s client(s) engaged
●	Speed to market, cost efficiency and reduction of operational risk or complexity

Sports Leagues and Teams:

●	Trusted intermediary to the sports betting and media ecosystem
●	Gateway to the end users of sports betting and media companies
●	Innovator in sports data and analytics enabling deeper fan engagement
●	Partner in ensuring integrity of the game and allowing sports leagues to monetize their data without becoming directly regulated
●	Providers of sports technology and analytics to professional sports teams
●	Proprietary state-of-the-art solutions to acquire, engage and monetize sports fans with technology designed for brands, rights holders and media companies

Media and Broadcasting Companies:

●	Extensive live data and event coverage, married with deep analytics to better engage sports fans
●	Innovative solutions at the intersection of media, betting and technology
●	Extensive media rights and new forms of interactive content to drive personalization and improve the fan experience

Our Data Engine

Sports data is at the core of everything we do. We deliver value to our clients by providing access to more and higher quality content and data which we distribute at low-latency and with seamless integration into our clients’ platforms. Simultaneously we employ real-time machine learning that inferences across our product portfolio to build higher value software products. We believe our deep sports data archive, real-time data capture, sport rights, sports expertise and AI capabilities provide us with a unique position in the market and a powerful foundation upon which to continuously expand our business.

Our clients entrust us with their critical business functions because of our commitment to providing data with the following characteristics:

●	Accuracy: our current and historical data undergoes rigorous review and validation prior to downstream delivery to maintain trust and prevent client disruption.
●	Low-Latency: our sports data, in particular live odds data, is time sensitive. We have built a proprietary real-time data analytic and AI inferencing pipeline coupled with a global low-latency data distribution network that allows us to ingest, process, enrich and distribute large amounts of content to our clients with minimal latency.
●	Reliability: our consistent and reliable data is essential for our clients to transact with their clients and ensure a trusted experience.

Our platform is underpinned by high quality and fast data, which we have collected for over two decades. Our expansive network, in-depth data collecting infrastructure and scale of our historical data, is a significant barrier to our competitors. Our infrastructure allows us to gather, consolidate, quality check, transfer, distribute and analyze sports data in real-time, globally.

Our primary methods for real-time data capture are:

●	Computer Vision: we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase the depth and quality of sports data collected. We capture approximately 50% of our data through these advanced AI tools.
●	Proprietary Data Collection Systems: we provide data collection infrastructure and software to a number of sports leagues where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a critical solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rightsholders or competitions such as the Universal Tennis Rating (UTR) Pro Tennis Tour, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Further, we provide our Competition Management services, which include integrated solutions to collect live data with API solutions to multiple leagues and federations.
●	In-Venue Coverage: our independent contractor data journalists and scouts attend and collect data directly from stadiums. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems to record and transmit data from the stadium.
●	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Competitive Strengths

End-to-end data and software solutions provider with a global footprint

We are a leading provider in software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions supporting engagement, client retention as well as personalization, risk management and platform services. We provide these solutions to our clients in over 120 countries around the world. The breadth of our offering and global reach allows us to serve sports betting operators, from large to small, regardless of their needs, and to provide our clients with simplicity—all the solutions in one place and from one provider. As a result, we have been able to successfully cross sell clients to more value-added solutions and to enable their entry into new markets, growing our share of wallet with clients. The Customer Net Retention Rate of our top 200 clients, who represent approximately 83% of our revenue, was 127% in 2024 and 111% in 2023, which demonstrates our ability to expand within our client base as well as our ability to grow alongside our clients. We believe that our ability to provide betting clients with the full suite of solutions positions us particularly well in new, emerging markets such as the United States, where betting operators will be focused on acquiring, engaging and retaining clients, and will be more inclined to automate the majority of their betting service and platform operations.

For definition of Customer Net Retention rate see Item 5.A. “Operating and Financial Review and Prospects—Operating Results— Non-IFRS Financial Measures and Operating Metric”.

Integrated platform for business-critical needs of betting operators and media partners

We are deeply integrated with our clients from an operational and technology perspective, making it difficult for them to switch providers and serving as a strong barrier to entry. Our solutions are business-critical and power the day-to-day operations of sports betting companies, enabling them to grow gross gaming revenue and to operate more efficiently. Our platform services allow betting clients to automate a number of core functions, reducing their costs, and leveraging our scale to more effectively compete in the market. We also provide essential services to our media partners, leveraging the power of our data to provide engaging content for their audiences.

Our proprietary technology engine

We have been investing into our data, models and technology platforms for the past two decades and we will continue to do so. Our proprietary technology engine has been developed with the needs of our clients and industry in mind, ensuring low-latency, scalability, effective handling of large volumes of data at high frequency, service availability and resilience. Our cloud native strategy and platform enables rapid scaling and resiliency, handling millions of end users, betting tickets and streaming sessions.

We have made significant R&D investments, and we plan to continue to make investments, into new data collection and processing technology including computer vision and audio recognition technology. These investments enrich the data we collect, reduce the cost of data collection through automation, reduce latency and enable new AI use cases. This data feeds into a large portfolio of advanced, proprietary odds models covering a multitude of betting markets across a wide variety of sports, setting us apart from our competitors and making us essential to sports betting operators who cannot achieve this in-house for all the sports they cover.

We extensively utilize machine learning and AI to power our liability driven odds adjustment and sportsbook risk management services, which we offer to our betting clients. By capitalizing on our large pool of real-time betting liquidity data, we are able to provide superior odds pricing and bet acceptance decisions as well as optimization for individual operators. These services deliver measurable uplift in sportsbook margins and accepted bets at an efficiency and scale made possible by AI and data-driven automation, which is difficult for competitors to match or betting operators to achieve with in-house operations.

Our technological competitive advantages enable us to enhance the accuracy of our data and create more betting markets such as in-play player and micro-markets. We have proven high-velocity development capabilities that allows us to remain agile and innovative, quickly responding to changes in the market. We have developed one of the most realistic virtual sports products designed to simulate actual matches and races on the back of Sportradar’s data expertise in real sports, AI and machine learning capabilities and advanced 3D graphics technology. Our products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

Market leading portfolio of sports data and content

We collect and process data from a range of sports leagues around the world, from Tier 1 leagues such as the NBA, MLB, NHL, and UEFA as well as high-volume leagues such as the UTR tour. Additionally, we have the infrastructure to efficiently capture open source content. We have more than 20 years of sports data in our proprietary data platform which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate. Our data collection processes are ISO certified, ensuring speed and accuracy in our proprietary data feeds.

Deeply embedded position with sports leagues

We have made meaningful investments into sports league partnerships around the world, including providing technology, insight and media solutions, and have grown these partnerships over time. We have established long term partnership agreements with ATP, MLB, NBA, NHL, UEFA and Bundesliga which secure our access to data and video content to fuel our betting and media products and further innovation. For example, with our long-term partnership with the NBA and our advance proprietary technology, we launched a suite of next-generation products for the NBA that redefine the standards of fan engagement. This opens up new revenue streams for the NBA and its partners and our sportsbook clients by accessing the full range of official NBA content, including skeletal tracking data. For ATP, we and Tennis Data Innovations have signed a multi-year deal granting us global betting and media data rights for ATP events, with a focus on enhancing fan engagement and commercial growth through innovative products like immersive streaming, expanded betting markets, and personalized services. In addition, we provide sports leagues with our Integrity services and solutions to increase fan engagement, creating closer working relationships with and access to key decision makers in sports leagues around the world.

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

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us and, in turn, with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our clients, increasing our market share of spending across the sports betting value chain. Our extensive data and content portfolio combined with our strong client and league relationships provide us with unique insights into the behavior and preferences of sports fans and bettors around the world. We benefit from multiple touchpoints with end users—through our platform services, trading services, advertising services and large installation of hosted solutions such as betting entertainment tools where we are able to capture data.

Visionary founder-led team

Our Founder and Chief Executive Officer, Carsten Koerl, is a successful entrepreneur in the sports betting market and is the driving force behind our vision, mission and culture. Mr. Koerl founded the online betting platform, bwin Interactive Entertainment (formerly known as betandwin), in 1997 and led the company through a successful listing on the Vienna stock market in 2000. His vision to bring the global sports betting industry into the digital era spans more than two decades. His deep expertise in technology, gaming and sports provides him with an unmatched perspective that touches all areas of our organization. He is supported by an experienced, client-centric leadership team, which enables us to rapidly develop new products and move more quickly than our competition to capture growth opportunities.

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

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with clients. We believe that our Managed Trading Services (“MTS”), Sports Betting & Gaming platform and Marketing services provide clients with significant value and these products are currently underpenetrated in our existing betting client base. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments. We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise.

Cover Entire End User Journey to Better Serve our Clients. We see considerable value in combining our deep knowledge of sports data, with the increasing amount of user data we collect across our products. In particular, we collect meaningful end-user data and feedback from both our Betting Technology & Solutions and Sports Content, Technology & Services product groups. These versatile touchpoints with end users allow us to better understand and analyze their behavior, preferences and the entire end-user journey. These insights will enable us to cross-reference end users from betting to entertainment and vice-versa, improve user experience on behalf of our clients and consequently build better products. We intend to provide sports betting operators with solutions that address every stage of the end-user journey—from acquisition to supporting platform services to retention. This will be critical for sports betting operators both in new markets, where they will be competing to acquire and retain new users, as well as in more mature markets, where the ability to differentiate is paramount to gaining share.

Grow Top of Funnel Capabilities and Offerings. We believe there is significant opportunity to provide advanced capabilities in the programmatic advertising market for sports betting operators. Bookmakers are expected to inject vast amounts of capital into this underpenetrated client-acquisition channel as they seek more efficient methods of acquiring new clients. As an affiliate, we collaborate with our clients to deliver targeted promotions and advertisements by leveraging our data and insights into end-user behavior, preferences and betting frequency. We are allocating additional resources to enhance our programmatic advertising capabilities, positioning our marketing services as one of the most advanced forms of digital marketing. This enables us to provide valuable insights into client behavior and effectively differentiate between client preferences.

Our Products

We provide mission-critical B2B products and services to a diverse and global client base of betting operators, sport leagues and media companies. Our wide portfolio of products and services can be categorized into the following two product groups:

•	Betting Technology & Solutions, and
•	Sports Content, Technology & Services

Our products are unparalleled in depth and quality due to our propriety technology and comprehensive data infrastructure.

Betting Technology & Solutions

Our Betting Technology & Solutions primarily serve our betting operator clients by providing reliable and comprehensive sports data and content from sporting events across the world, as well as virtual sports and iGaming. These solutions are comprised of Betting & Gaming Content and Managed Betting Services (MBS) further described as follows.

●	Betting & Gaming Content: We provide reliable and comprehensive pre-match and real-time sports data and our broad portfolio includes exclusive access to data and content from sporting events across the world, as well as virtual sports, casino and draw based games. Using pioneering technology such as AI, Machine Learning processes and 3D graphics design allows us to develop some of the most realistic gaming products.
●	Live Data: We offer real-time sports data points such as goals, corner kicks, penalties, substitutions and points, amongst others. Our live data is delivered in less than one second from the venue to our clients, via an API or our Live Data Client product, which is fully customizable to optimize in-play trading.
●	Odds Services: Our Odds Services include Pre-Match and Live Odds. Our industry leading Pre-Match Odds cover a diverse portfolio of events across a global set of sports that enables Sportsbooks to take and manage bets before a match. Our industry leading Live Odds is the most popular in-play service on the market. Our Live Odds are developed with leading-edge mathematical models and enable Sportsbooks to offer in-play betting to their clients, which is the dominant method of sports betting, globally.
●	Streaming and Betting Engagement: These services integrate audiovisual content from our exclusive sport rights partnerships, primarily featuring non-televised material, along with extensive content from our robust data portfolio. Our 24/7 live coverage is complemented by a fully hosted player solution, offering low deployment and setup costs, along with rapid market integration. Through our live streaming content, our clients garner over 200 million views per month from sports fans. These streaming services are enhanced with Live Odds and other betting engagement tools to deliver a comprehensive and immersive fan experience.
●	iGaming: We build realistic motion capture and real video footage simulations to help bookmakers keep fans engaged during off-seasons. We currently offer virtual soccer, horse and dog racing, basketball, tennis, baseball and cricket. We are the official partner of the NBA for realistic motion capture simulations and for virtual baseball with MLB and soccer and Bundesliga.

●	Managed Betting Services: Managed Betting Services (“MBS”) consist of MTS and our Sports Betting & Gaming platform (formerly referred to as Managed Sportsbook Solutions or MSS).
●	Managed Trading Services: Our MTS offering is a sophisticated trading, risk, and liability management solution, natively embedding all Sportradar odds services and products. MTS is flexible and modular, enabling clients of all sizes and maturities to configure service components according to their need. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our clients to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models. MTS services provide a complete turnkey solution that includes platform set-up, maintenance and support.
●	Sports betting and gaming platform: Our complete turnkey betting and gaming platform solution, built on proprietary technology and incorporating our entire leading product portfolio and betting services. Our platforms provide betting operators with an end-to-end solution, covering both sports betting and iGaming.

Sports Content, Technology & Services:

Our Sports Content, Technology & Services are technology powered solutions for the entire sports ecosystem designed to unlock and maximize client value. Our comprehensive portfolio enables fan engagement and driving sports performance while protecting the sports industry through our integrity services. These services are further described as follows.

●	Marketing and Media Services: We offer marketing solutions and cutting-edge technology enabled by our proprietary marketing and media technology. Our marketing and media services fall into the following categories:
●	Marketing Services: Leveraging our distinctive expertise in connecting with and engaging today’s sports fans and betting and gaming clients, we offer services and technology that span the entire sports consumer experience. With products like ad:s, we deliver personalized digital advertising through our market leading AI powered Customer Relationship Management (CRM) technology and specialize in improving retention, reducing churn, and increasing loyalty for betting and casino operators. Our Marketing services cover the full marketing mix for betting operators, sport leagues and fan engagement.
●	Sports Media Services: We provide data, content and solutions to broadcasters, publishers, rights-holders and technology companies. From the graphics and statistics seen in sports broadcasting through to the data points and results which sports fans view daily on mobile phones and digital channels, we provides fan engagement solutions that enable companies to connect with and unlock commercial value from sports fans. These services include audio-visual content and other related streaming solutions to provide for 24/7 live coverage of non-televised sporting events.
●	Sports Performance: We offer a vast range of products and services to sports federations, leagues and teams providing for competition management, official data generation, automated content distribution and performance analysis. Additionally, we offer video and analytics products to teams that drive daily coaching and scouting workflows. These coaching and scouting products are powered by human and computer vision generated player and ball tracking data and sport specific deep event level data, with additional AI generated optimizations and insights that allow for more informed front office and coaching decision making.
●	Integrity Services: Sportradar Integrity services is a leading provider of monitoring, intelligence, education, consultancy, rights protection, and regulatory solutions for sports organizations, government authorities, and law enforcement agencies. Our AI-powered Universal Fraud Detection System (UFDS) monitors and detects suspicious betting activity across global markets, processing billions of odds changes annually for our bookmaker partners.

Our Technology

The majority of our technology development is handled in-house by our global engineering team. We build and operate our technology to have high availability, horizontal scalability, low-latency and continuous security monitoring. Our technology enables us to move quickly with minimal risk of system interruption.

We are focused on continuously improving our technology. We believe that by leveraging our data across new and automated processes, we can further increase our operational scale while decreasing the cost per unit. For example, we deploy AI models on our proprietary betting data to optimize real-time live bet validation time across billions of processed bets for our MTS clients.

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

We design our core platforms to handle five times the initial workloads through elastic scaling. We have a cloud first strategy and develop all new products in the public cloud following an API and service strategy. Our technology enables us to move quickly on behalf of our clients but with the resiliency and fault tolerance expected by enterprise-scale clients.

●	Optimized for rapid data ingest and low-latency. Speed in acquiring and distributing data is key to driving revenue and lowering costs.

We acquire data to power our AI models, feed our betting products and provide insights into matches. The latency between a single data element being published and it being available to our internal systems and clients alike is a key metric. With recent advances in data acquisition, we are now able to acquire data from third parties and make it available to both internal and external consumers at sub-second speeds.

Similarly, fast data distribution is critically important for our clients. A few milliseconds of delay can mean the difference between a profitable and unprofitable position for our betting clients. Larger data latency can cause losses due to odds arbitrage and “sure betting,” when a spectator at an event is able to make a bet online before the outcome is known to the bookmaker.

●	Build for High System Resilience and Availability. Our systems have been built for maximum security, data integrity and loss prevention. They are highly available and resilient to guarantee that our solutions are available when our clients need them.

We have adopted a cloud-first architecture, operating on globally distributed public cloud infrastructure. This flexible architecture enables data transmission via the closest physically located distribution node. If one node goes down, then the network automatically reconfigures and redirects data traffic to the next closest working node. We believe this type of sophisticated ring topology is unique in the market as follows.

●	Observability ensures we are delivering. In addition to constant internal monitoring of our applications to evaluate their performance and reliability, we also utilize synthetic transaction monitoring. This allows us to monitor the service as if we were an end user of our products and efficiently test services across the full spectrum of plausible usage scenarios and load factors.
●	Embed security at every level. Our systems are built to be secure on the basis of a defense in depth approach to software development. We work to ensure that our developers are aware of best practices, new risks and other security patterns that aid them in building market leading security into our products. We complement that with extensive use of market leading tools and services to quantify and validate our security postures, validating code at every step of the way from development all the way through to running in production.

●	Rapid Updates and Agile Development. Engineers within our core teams are empowered to make the decisions required to build world class products, and work within a “build, release, operate” mentality. This encourages ownership that goes beyond just delivering code and ensures that they feel a sense of ownership and prioritize the technical aspects of reliability and scalability alongside delivering on new product features. Through our advanced development environment, we are able to quickly distribute product improvements using modern CI/CD techniques, ensuring that every release is built against stringent quality gates but can still be delivered in the shortest timeframe possible.
●	AI assisted delivery. We empower our engineers with best-of-breed AI productivity tooling and utilize generative AI in our product and engineering delivery processes to enhance efficiency and improve the quality of outcomes.
●	Rightsizing governance and standardization. We aim for the optimal balance between governance and standardization on one hand, and with team autonomy on the other, to foster innovation and streamline development. The Tech Radar initiative at Sportradar is a strategic effort to drive innovation while maintaining technology standards across the organization and is used to guide technology adoption and convergence. Similarly, our API Standards initiative aims to ensure seamless service interoperability while also providing tooling and infrastructure to streamline API development and API security.

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

We employ experts dedicated to AI, computer vision and machine learning based innovation. We additionally employ quantitative analysts who focus on developing mathematical statistical models of sports. We use machine learning and AI, trained on historical data, to enrich our datasets, reduce costs via automation, and enable new use cases. For example, we leverage computer vision to automate in-game data collection powering Live Odds and other betting and media use cases in several sports. We are also utilizing audio recognition technology to augment visual detection of certain events.

Our objective is to automate data collection and production of live events, using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

●	Lower data acquisition costs based upon a reduction of labor.
●	Create new industry-leading betting markets and increase availability of live betting markets.
●	Increase our ability to scale sports event coverage.
●	We have developed one of the most realistic virtual sports products designed to simulate actual matches and races. Our simulations and visualizations were developed on the back of Sportradar’s data expertise and utilize advanced 3D graphics technology. Our proprietary gaming platform offers a simple e-wallet integration for zero development effort on the client-side when integrating additional virtual sports. These products are optimized for multiple channels, including online and mobile, and we provide flexible customization and integration options.

Our Clients

Our clients include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, Meta Platforms, Google, and Amazon; and broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and Rogers Media. We have also built a global, market-leading portfolio of relationships with over 400 leagues and federations.

Our top 10 clients contributed 29% of total revenue for the year-ended December 31, 2024. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our top 200 clients contributed approximately 83% of our total revenue for the year ended December 31, 2024, and represent the core of our business.

Our Go-to-Market Strategy

As a global leader in our industry, our commercial organization consistently identifies and capitalizes on growth opportunities worldwide, driven by evolving regulatory frameworks. Regions undergoing legalization like the United States, Latin America and APAC, present significant growth opportunities. In the United States, we have solidified long-term partnerships with all major betting operators, spanning both multi-state and single-state licensed operations. Additionally, we have strategically aligned with key players in the media industry, enhancing our portfolio with renowned brands. Our strong presence over the past two decades in Europe, APAC, and Africa is a testament to our leadership in driving sustained engagement and growth in these regions. Through strategic enhancements and a client-centric focus we are poised to elevate our service delivery and drive mutual success for our clients and our organization.

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

We believe we compete favorably based on the following competitive factors:

●	breadth of operator relationships,
●	advance and comprehensive integrations between leagues, betting operators and media companies,
●	size and depth of data and content portfolio,
●	expansive network of data journalists and specialized data operators,
●	breadth of software solutions,
●	strong relationships with sports league partners,
●	proprietary technology and odds models,
●	early investment into virtual sports and iGaming, and
●	early and continued investment to build our U.S. presence.

For information on risks relating to increased competition in our industry, see “Risk Factors—Risks Related to Our Business and Industry—Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business.”

Seasonality

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our client base also impacts the effect of seasonality as client in other territories will place differing importance on distinct sporting competitions, which often have diverse calendars. As such, our revenue has historically been strongest during the first and fourth quarters when many playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races.

Intellectual Property

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of December 31, 2024, we own 31 patents on a global basis and have seven pending applications, and approximately 40 registered trademarks in the United States and several other countries, with eight pending. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

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

Although the legislation and regulation on the provision of facilities for taking part in betting activities differ widely across jurisdictions in Europe, the protection of the betting customers from compulsive gambling behavior and overspending is one of the main legislative objectives of gambling and betting laws in most European jurisdictions. As a result of this overarching policy objective, European gambling and betting laws primarily address the supply of betting and other gambling products to end consumers. Our business is conducted solely on a B2B basis, providing supply services to the betting industry, and does not include (betting) contracts with end-consumers. Most European betting laws do not cover the provision of such supply services to the betting industry on a B2B-basis and thus, in most European jurisdictions, our business is not subject to holding a license. Only a few European jurisdictions require B2B providers to hold a license. On this basis, we currently hold B2B supplier licenses in Belgium, United Kingdom, Malta, Gibraltar, Greece, Romania, Denmark and Sweden. In jurisdictions where the provision of B2B supply services to the betting industry is not subject to holding a license, we operate our business based on approvals or certifications granted by the appropriate governmental or regulatory authority or via agreements in which our clients warrant and represent that their respective B2C gambling and betting offer is in line with the applicable local legislation and certain due diligence checks that we perform to review our clients’ licensing status.

Gambling and betting regulations in Europe are in continuous development and thus subject to change. This may result in certain additional European jurisdictions requiring suppliers of the gambling and betting industry to apply for and operate based on B2B supplier licenses. Our failure to obtain such licenses may result in us having to change, restrict, suspend or cease our supply services and may ultimately result in a loss of revenue, the imposition of sanctions and penalties, including contractual fines and/or reputational damage. In case of licensing requirements being introduced in jurisdictions where we have local presence or other assets and/or from where we provide services that become subject to licensing, failure to obtain a license may result in changes to our business model and/or to the locations from where we operate the related parts of our business and ultimately to a forced temporary or permanent closure of such local presence, loss of revenue and/or reputational damages. Ultimately, as a supplier to the gambling and betting industry, the legal and regulatory situation that our clients are facing impacts the results of our business. In case of the regulatory environment becoming unfavorable or unfeasible for our clients to continue offering sports betting in certain jurisdictions, this may result in closure of certain markets and thus in a loss of revenue due to a decreased demand for our products and services.

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

Privacy regulations

As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our clients and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and throughout the world restrict and regulate how personal information is collected, processed, stored, used and disclosed, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. For example, the EU General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The European regime also includes directives which, among other things, require Member States to regulate marketing by electronic means and the use of web cookies and other tracking technology. Member States have transposed the requirements of these directives into their own national data privacy regimes, and therefore the laws may differ between jurisdictions. These are also under reform and might be replaced by a regulation that could provide consistent requirements across the European Union.

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

A U.K. only adaptation of the GDPR took effect on January 1, 2021 under the U.K. Data Protection Act of 2018 and the U.K. General Data Protection Regulation (as defined by the U.K. Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019), which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission has adopted an adequacy decision in favor of the United Kingdom, enabling data transfers from Member States to the United Kingdom without additional safeguards. However, the United Kingdom adequacy decision will automatically expire in June 2025 unless the European Commission renews or extends that decision, and remains under review by the European Commission during this period. On October 23, 2024, the Data (Use and Access) Bill was proposed in the U.K. to update the current U.K. data protection regime. There is a risk that any material changes to the United Kingdom data protection regime could result in the European Commission reviewing the adequacy decision, and the United Kingdom losing its recognition if the European Commission deems the United Kingdom to no longer provide adequate protection for personal data. These changes may lead to additional costs and increase our overall risk exposure.

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

In the United States, both the federal and various state governments have adopted or are considering laws, guidelines or rules for the collection, distribution, processing, transmission, storage and other use of personal information collected from or about clients or their devices. For example, the California Privacy Rights Act (“CPRA”), which became operational on January 1, 2023, significantly modified and expanded on the California Consumer Privacy Act (“CCPA”), creating new consumer rights and protections, including the right to correct inaccurate personal information, the right to opt out of the use of personal information in automated decision making, the right to opt out of “sharing” consumer’s personal information for cross-context behavioral advertising, and the right to restrict use of and disclosure of sensitive personal information, including geolocation data to third parties. Similar laws have been enacted or proposed in other states and have been proposed at the federal level, reflecting a trend toward more stringent privacy legislation in the United States.

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

See “Risk Factors—Risks Related to Our Business and Industry—We are subject to evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could ave a material adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.”

Sustainability Reporting and Regulation

There is an increasing global regulatory focus on greenhouse gas (“GHG”) emissions and their potential impacts relating to climate change. Various jurisdictions around the world in which we operate, including the U.S., the European Union, the United Kingdom, Switzerland and certain U.S. States, have adopted or proposed laws related to climate and sustainability reporting. These and future laws, regulations or policies in response to concerns over GHG emissions and mandatory reporting and disclosure obligations, could significantly increase our operational and compliance burdens and costs. We monitor developments in climate change-related regulation for their potential effect on us. For more information on the risk of climate-change related regulation, see “Risk Factors-Legal and Regulatory Risks-Environmental, social and governance (“ESG”) matters may adversely affect our relationships with clients and investors and increase compliance costs.”

At Sportradar, we manage our business with the goal of delivering value to all stakeholders, including our clients, league partners, shareholders, employees and local communities. Our sustainability strategy is led by a committee drawn from our executive and senior management, with oversight from and engagement with our Board and its Nominating and Corporate Governance Committee. This governance is intended to ensure sustainability principles are woven into our business procedures and integrated into our enterprise risk management to help ensure a robust approach to sustainability oversight. Our approach is underpinned by our conviction that ethics and good governance matter to our future success. Additional information regarding our activities related to sustainability matters may be found in our Sustainability Report for the year ended 2024, which is expected to be available on our website by March 31, 2025. The information contained on our website or in the Sustainability Report is not incorporated by reference into this report or any other Sportradar filing with the U.S. Securities and Exchange Commission.

Additional Regulatory Developments

Various legislatures and regulatory agencies continue to examine a wide variety of issues, including antitrust, competition, anti-money laundering, consumer protection, anti-corruption and anti-bribery, cybersecurity, and marketing and advertising that may impact our industry, business and operations.

Employees

We believe that our culture is built on global collaboration, integrity, innovation and sportsmanship. This is a strength and a key differentiator for our business. We recognize that our people are integral to our continued success, as their skills and dedication enable us to fulfill our vision and goals. We are committed to fostering a safe, fair and dynamic working environment that is collaborative, client-focused and results-driven. By continuously investing in employee development and prioritizing diversity, we aim to be an employer of choice. We value feedback and encourage the sharing of ideas, as we believe listening to our employees and recognizing their contribution are vital for collective growth. Supporting our employees as they embody these values is essential to our continued growth, as is providing opportunities for personal and professional development. Ongoing learning and career progression are the key to our approach, ensuring that our people have the tools and support they need to thrive. We recognize that rewarding employees fairly, providing equitable and competitive rewards, along with providing workplace flexibility, is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees. For additional detail regarding the number of our employees by geography and category, see Item 6.D “Directors, Senior Management and Employees—D. Employees.”

Recent Developments

On March 19, 2025, the Company entered into a transaction agreement (the “IMGA Agreement”) with IMG Arena US Parent, LLC (“IMG ARENA”), WME IMG, LLC (“Seller”), OB Global Arena Holdings LLC and Endeavor Operating Company, LLC for the acquisition of 100% of the outstanding equity interests of IMG ARENA (the “IMGA Acquisition”). The IMGA Acquisition, which is currently expected to close in the fourth quarter of 2025, is subject to receipt of regulatory approvals and satisfaction of closing conditions, and would result in the acquisition by the Company of the global sports betting portfolio business of IMG ARENA.

Under the terms of the IMGA Agreement, Seller will provide financial consideration totaling $225 million (subject to customary purchase price adjustments), comprised of $125 million (the “Direct Consideration”) paid to the Company and up to $100 million in cash prepayments to be made to certain sports rightsholders under contract with IMG ARENA. The Company will not be required to pay any financial consideration to Seller. With respect to the Direct Consideration, $25 million is payable at closing and the final $100 million is payable in equal payments on the first and second anniversaries of the closing (in each case subject to customary purchase price adjustments).

C. Organizational Structure

Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation (Aktiengesellschaft) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company is a holding company and its primary operating subsidiary is Sportradar AG, a Swiss stock corporation. We have 46 subsidiaries as of December 31, 2024. Refer to Note 31 – List of consolidated entities, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific.

Our principal facility is our headquarters located in St. Gallen, Switzerland, which consists of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for 12-month terms. As of December 31, 2024, we also lease offices in multiple additional countries, including Austria, Brazil, Belgium, Bosnia, Cyprus, Estonia, Germany, Greece, Gibraltar, Luxembourg, Norway, the Philippines, Poland, Russia, Singapore, Slovenia, South Africa, Spain, Taiwan, the United Kingdom, the United States and Uruguay.

All of the above leases expire or are up for renewal between 2025 and 2038. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in Item 5 of Form 20-F filed on March 20, 2024 under the section entitled “Operating and Financial Review and Prospects” and is incorporated by reference into this Annual Report.

Overview

Sportradar is a leading technology platform company enabling next generation engagement in sports, and the number one provider of B2B solutions to the global sports betting industry based on revenue. We provide mission-critical products, data and content to sports leagues and federations, betting operators and media companies.

Our proprietary technology and data capabilities provide end-to-end solutions, from traffic generation to data processing, odds computation, risk management, visualization, and platform services. We believe we are well-positioned for global growth, with strategic market investments and continuous product development. By integrating new technologies like computer vision and data visualization, we maintain high-velocity development, allowing quick market adaptation and new product launches. Through our strong operating leverage and interconnected products, we believe we will generate significant long-term revenue.

Our Clients and Business Model

We sell our products to a diverse client base of betting operators, sports leagues and media companies globally. While we have an extensive product portfolio to meet the needs of our clients, our major product groups are Betting Technology & Solutions and Sports Content, Technology & Services. All Sportradar products are developed using our in-depth data collection infrastructure and our innovative proprietary technology. For additional discussion related to our clients and business model, see Item 4.B “Business Overview—Our Products” and “Business Overview—Our Clients.”

Key Factors Affecting Our Business

We believe that the growth and future success of our business depends on many factors, including the following:

Capturing Share in New Legalized Sports Betting Markets by Expanding into New Geographies with Existing Clients and Adding New Clients

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

We intend to continue to invest in our international operations to grow our business outside of our existing markets as legalization progresses. We believe that the global demand for sports data, content and technology will continue to increase. As we expand our geographic footprint, we expect to acquire new clients in new geographies and expand into new geographies with our existing clients.

Developing New Innovative Products to Sell to Our Existing Client Base for Base Market Growth

We intend to extend our leadership position and base market growth by continuing to innovate and bring new products and technologies to market. We have a history of introducing successful new capabilities on our platform and extending our value proposition with clients. Given the rapidly changing nature of the sports ecosystem, we expect to invest in product development to expand the value of our offerings for our clients. We leverage our wide breadth of sports, betting liquidity, and fan data to create value-add products for our existing relationships with sports leagues, betting operators and media companies. We are recognized as innovators at the forefront of sports data and continue to invest heavily in new capabilities such as computer vision, personalization, AI-driven immersive technologies, odds trading, risk management solutions and fully integrated platform services.

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

Acquisition Strategy and Integration

As part of our growth strategy, we have made and expect to continue to make targeted acquisitions of, and investments in, complementary businesses, products and technologies, and believe we are well-positioned to successfully execute on our acquisition strategy by leveraging our scale, global reach and data assets. Our management team has a proven track record of executing value accretive transactions and such acquisitions have expanded our footprint into new geographies and have added to, or improved upon, a range of our capabilities such as platform services, video distribution and solutions we provide to sports leagues. Our ability to acquire complementary technologies for our portfolio and integrate these acquisitions into our business will be important to our success and may affect comparability of our results of operations from period to period.

Foreign Currency Strategy

As a global company operating with multiple functional currencies, fluctuations in foreign currency exchange rates present a potential risk to profitability. The timing of currency fluctuations, whether a strengthening or weakening of the reporting currency, may lead to volatility in the recognition of both unrealized and realized gains and losses on our financial statements. While such fluctuations may impact profitability, they do not reflect the underlying operational performance of our business. We remain committed to closely monitoring currency markets and implementing strategies to mitigate the impact of these fluctuations on our financial results.

Key Financial and Operational Performance Indicators

The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	(in thousands)
	2024	2023	2022
Revenue	€1,106,556	€877,621	€730,188
Profit for the year from continuing operations	€33,612	€34,645	€10,491
Adjusted EBITDA	€222,418	€166,799	€125,846
Profit for the year from continuing operations as a percentage of revenue	3.0%	3.9%	1.4%
Adjusted EBITDA margin	20.1%	19.0%	17.2%
Customer Net Retention Rate	127%	111%	119%

See “Non-IFRS Financial Measures and Operating Metric” below for a definition, explanation and, as applicable, reconciliation of these measures.

Non-IFRS Financial Measures and Operating Metric

We have provided in this Annual Report financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion (together, the “Non-IFRS financial measures”), as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the tables included below. We define such terms as follows:

●	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, management restructuring costs, non-routine litigation costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that, including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

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

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the year from continuing operations:

	Years Ended December 31,
	2024	2023	2022

	(in thousands)
Profit for the year from continuing operations	€33,612	€34,645	€10,491
Finance income	(10,952)	(12,848)	(5,250)
Finance cost	78,870	33,731	41,447
Income tax (benefit) expense	(11,060)	12,551	7,299
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	50,782	46,344	44,613
Foreign currency losses (gains), net	38,223	(23,205)	(26,690)
Share-based compensation[1]	37,775	39,712	28,637
Restructuring costs[2]	1,620	8,005	5,528
Non-routine litigation costs[3]	3,381	—	19,045
Losses related to equity-accounted investee[4]	—	17,303	3,985
Impairment of goodwill and intangible assets	167	9,854	—
Impairment loss on other financial assets	—	202	(5)
Remeasurement of previously held equity-accounted investee[5]	—	—	(7,698)
Professional fees for SOX and ERP implementations[6]	—	505	4,298
One-time charitable donation for Ukrainian relief activities	—	—	146
Adjusted EBITDA	€222,418	€166,799	€125,846
[1]

Includes restricted share units and stock options granted to employees, non-employee, and directors (including related employer payroll taxes). This does not include the share-based compensation related to warrants granted to certain licensors as these expenses are included within the amortization of sport rights.

[2]

Includes employee severance and other exit costs associated with discrete restructuring plans, which are distinct in terms of their scale, strategic objectives, planning requirements, and irregular frequency. These plans are not reflective of the Company’s ongoing operational costs for a given period.

[3]	Includes legal costs in connection with matters related to one-time litigation and settlement costs.
[4]

Represents non-cash losses of €3.7 million that are unrelated to our core businesses as the equity-accounted investee, SportTech AG, operated on a business-to-consumer model as opposed to our core businesses that operate on a business-to-business model. On May 31, 2023, the Company sold its 49% interest in a joint venture to the majority shareholder, Ringier, and as a result exited the joint venture. The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee of €13.6 million, which we do not consider indicative of our ongoing operations.

[5]

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

[6]	Includes external consultancy costs related to SOX and ERP implementation, as we do not consider these costs indicative of our ongoing operations.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

The following table details the Adjusted EBITDA margin for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022

	(in thousands)
Adjusted EBITDA	€222,418	€166,799	€125,846
Revenue	€1,106,556	€877,621	€730,188
Adjusted EBITDA margin	20.1%	19.0%	17.2%

The most directly comparable IFRS measure of profit for the year from continuing operations as a percentage of revenue is disclosed below:

	Years Ended December 31,
	2024	2023	2022

	(in thousands)
Profit for the year from continuing operations	€33,612	€34,645	€10,491
Revenue	€1,106,556	€877,621	€730,188
Profit for the year from continuing operations as a percentage of revenue	3.0%	3.9%	1.4%

●	“Adjusted purchased services” represents purchased services less capitalized external development costs.
●	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, management restructuring costs, and capitalized personnel compensation.
●	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, and certain professional fees.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, “Non-IFRS expenses”) because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

The following tables show reconciliations of IFRS expenses included in profit for the period from continuing operations to expenses included in Adjusted EBITDA:

	Years Ended December 31,
in €‘000	2024	2023	2022
Purchased services	€175,582	€151,705	€129,185
Less: capitalized external services	(21,616)	(6,528)	(2,170)
Adjusted purchased services	€153,966	€145,177	€127,015

Personnel expenses	€349,669	€326,031	€265,984
Less: share-based compensation	(40,460)	(40,776)	(27,517)
Less: management restructuring	(1,620)	(8,005)	(5,528)
Less: capitalized personnel compensation	(24,775)	(19,703)	(15,560)
Adjusted personnel expenses	€282,814	€257,547	€217,379

Other operating expenses	€93,537	€89,443	€95,891
Less: non-routine litigation	(3,381)	—	(19,046)
Less: share-based compensation	(932)	(1,006)	(1,120)
Less: other	—	(707)	(4,341)
Add: impairment (gain) loss on trade receivables	5,699	6,179	1,552
Adjusted other operating expenses	€94,923	€93,909	€72,936

●	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.
●	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as a percentage of Profit for the period from continuing operations. Calculations for these measures are disclosed below:

	Years Ended December 31,
in €‘000	2024	2023	2022
Net cash from operating activities	€353,011	€258,645	€168,077
Acquisition of intangible assets	(222,288)	(185,493)	(154,266)
Acquisition of property plant and equipment	(5,367)	(14,786)	(8,288)
Payment of lease liabilities	(7,830)	(7,983)	(5,958)
Free cash flow	€117,526	€50,383	€(435)

Net cash from operating activities conversion	1,050%	747%	1,602%
Free cash flow conversion	53%	30%	—%

In addition, we define our operating metric as follows:

●	“Customer Net Retention Rate” is calculated for a given period by starting with the reported trailing twelve month revenue from our top 200 clients as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve month revenue from the same client cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new clients in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Customer Net Retention Rate.

For the year ended December 31, 2024, the top 200 clients represented approximately 83.0% of our revenue, an increase from 77.6% as of December 31, 2023. We believe our top 200 clients represent a good proxy for analyzing trends in our business and client behavior. The Customer Net Retention Rate was 127% in 2024 and 111% in 2023.

Components of our Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of profit or loss and other comprehensive income.

Revenue

We generate revenue through the delivery of products and services to clients in the following product categories: Betting Technology & Solutions and Sports Content, Technology & Services. The following table below further details the Company’s revenue split by product groups for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
in €‘000	2024	2023	2022
Betting Technology & Solutions
Betting and Gaming Content	707,119	530,099	444,280
Managed Betting Services	199,871	173,391	135,157
Total Betting Technology & Solutions	906,990	703,490	579,437
Sports Content, Technology & Services
Marketing & Media Services	146,919	126,629	105,478
Sports Performance	40,366	39,758	37,412
Integrity Services	12,281	7,744	7,861
Total Sports Content, Technologies & Services	199,566	174,131	150,751
Total Revenue	1,106,556	877,621	730,188

Betting Technology & Solutions. As summarized in Item 4.B “Business Overview—Our Products,” the products within this revenue category primarily serve betting operators. These revenue streams are generated through the delivery of live sports data, pre-match odds, live odds, streaming and betting engagement, and outsourced bookmaking services through our Sports Betting & Gaming platform. Client contracts are typically based on either: (i) a “fixed-fee recurring” basis, requiring clients to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a variable “revenue share” basis, based on a percentage share of the client’s gross gaming revenue (“GGR”), typically with minimum payment guarantees. Our recurring revenue is generally contracted for terms of one to five years with minimum guarantees and usage-based surcharges. The minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned.

Sports Content, Technology & Services. As summarized in Item 4.B “Business Overview—Our Products,” the products within this revenue category serve betting operators, media companies, technology companies and sport leagues and federations. These revenue streams are generated through a broad range of products and solutions that include, but are not limited, to the following: personalized marketing and advertising (ad;s) campaigns, digital and video fan engagement, content and solutions for broadcasters and technology companies, coaching and scouting services, performance analysis for competition management and sports integrity monitoring to prevent corrupt betting practices. For marketing and ad;s revenue, clients generally agree to marketing commitments, either on a per campaign basis or for a fixed period commitment. Revenue is recognized at the point in time when the services are performed or equally over the contract term. The remaining revenue streams within these product groups are typically subscription based through services and data host platforms. These contracts typically have fixed fees where revenue is primarily recognized on a straight-line basis over the contract term.

For the year ended December 31, 2024, 68% of our total revenue was generated from fixed-fee recurring arrangements. The remaining 32% of revenue for the year ended December 31, 2024 was generated from revenue sharing arrangements. For the year ended December 31, 2023, 69% of our total revenue was generated from fixed-fee recurring arrangements. The remaining 31% of revenue for the year ended December 31, 2023 was generated from revenue sharing arrangements.

Costs and expenses

Personnel expenses. Personnel expenses consist primarily of salaries and bonus compensation, share-based compensation, payroll taxes, social benefits and expenses for pension plans. Personnel expenses are expensed as incurred. Personnel expenses include internally-developed software meeting the qualifying criteria for capitalization and are recognized as part of the capitalized internally developed software cost. Share-based compensation cost related to employees and directors of the Company is recognized on a graded vesting basis over the applicable vesting period.

Sport rights expenses (including amortization of capitalized sport rights licenses). Sport rights expenses (including amortization of capitalized sport rights licenses) consist of the amortization expenses related to the capitalized sport rights licenses, non-capitalized sport rights expenses and sport rights revenue sharing expenses. The capitalized sport rights amortization is recognized on a straight-line basis over the life of the sport right contract. The other costs are primarily expensed as they are incurred.

Purchased services. Purchased services consist of the costs of delivering the service to our clients, which includes fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, revenue shares for third-party content, advertising costs and operational fees, consultancy fees and IT development costs and other external service costs. These costs are primarily expensed as they are incurred.

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

Depreciation and amortization (excluding amortization of capitalized sport rights licenses)

Depreciation primarily relates to the depreciation of IT and office equipment and buildings. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, which are estimated between three to 15 years.

Amortization expense relates to the amortization of intangible assets over their estimated useful life. Our amortization expense primarily relates to client base, technology, brand name, capitalized software cost and other rights and contract costs.

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

Finance costs

Finance costs consist primarily of interest expense on sport rights license payables fees.

Segments

In October 2023, we implemented several measures to enhance efficiency and realign our business and strategic priorities to better serve our clients and partners, drive global innovation and product development, and fuel long-term growth and profitability. These restructuring measures were completed in January 2024, following the announcement of our new global organization and leadership structure. In connection with these organizational changes, we reassessed our segment identification analysis under IFRS 8 Operating Segments guidance. We concluded that discrete financial information was available to allocate resources solely on a consolidated basis. Effective January 1, 2024, our company is one operating and reportable segment. Corresponding information for historic periods has been restated for comparability with the current presentation.

Comparison of Results for the Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth the consolidated statements of profit or loss in Euros for the periods presented.

	December 31,
	2024	2023	€ Change	Change

	(In thousands)
Revenue	€1,106,556	€877,621	€228,935	26.1%
Personnel expenses	(349,669)	(326,031)	(23,638)	7.3%
Sport rights expenses (including amortization of capitalized sport rights licenses)	(352,435)	(214,189)	(138,246)	64.5%
Purchased services	(175,582)	(151,705)	(23,877)	15.7%
Other operating expenses	(93,537)	(89,443)	(4,094)	4.6%
Internally-developed software cost capitalized	50,008	28,301	21,707	76.7%
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(50,782)	(46,344)	(4,438)	9.6%
Impairment loss on trade receivables, contract assets and other financial assets	(5,699)	(6,179)	480	(7.8)%
Share of loss of equity-accounted investees	—	(3,699)	3,699	(100.0)%
Loss on disposal of equity-accounted investee	—	(13,604)	13,604	(100.0)%
Impairment loss on goodwill and intangible assets	(167)	(9,854)	9,687	(98.3)%
Foreign currency (loss)gains, net	(38,223)	23,205	(61,428)	(264.7)%
Finance income	10,952	12,848	(1,896)	(14.8)%
Finance cost	(78,870)	(33,731)	(45,139)	133.8%
Net income before tax	22,552	47,196	(24,644)	(52.2)%
Income tax benefit (expense)	11,060	(12,551)	23,611	(188.1)%
Profit for the year from continuing operations	33,612	34,645	(1,033)	(3.0)%
Discontinued operations
Loss from discontinued operations, net of tax	—	(751)	751	(100.0)%
Profit for the year	€33,612	€33,894	€(282)	(0.8)%

Revenue

Revenue was €1,106.6 million for the year ended December 31, 2024, an increase of €228.9 million, or 26.1%, compared to €877.6 million for the year ended December 31, 2023.

Betting Technology & Solutions revenues of €907.0 million were up 29% year-over-year primarily driven by a 33% increase in Betting and Gaming Content benefiting from existing and new customer uptake of products and premium pricing from NBA and new ATP product offerings, as well as from overall strong U.S. market growth. Managed Betting Services of €199.9 million were up 15% driven by strong growth in Managed Trading Services from higher trading margins and increased betting activity from existing and new clients.

Sports Content, Technology & Services revenues of €199.6 million, increased 15% year-over-year primarily driven by a 16% increase in Marketing & Media Services with strength in both European and North American ad:s revenue, with a variety of Sportsbooks investing in marketing campaigns during 2024.

Personnel expenses

Personnel expenses were €349.7 million for the year ended December 31, 2024, an increase of €23.6 million, or 7.3%, compared to €326.0 million for the year ended December 31, 2023. The increase was driven primarily by higher salaries and wages expense and social security taxes due in large part to bonus and share-based compensation tied to Company performance, as well as increased headcount to support growth initiatives. These increases were partially offset by a decrease of severance obligations in connection with restructuring actions taken during 2023.

Sport rights expenses (including amortization of capitalized sport rights licenses)

Sport rights expenses (including amortization of capitalized sport rights licenses) were €352.4 million for the year ended December 31, 2024, an increase of €138.2 million, or 64.5%, compared to €214.2 million for the year ended December 31, 2023. This increase was primarily driven by additional sport rights licenses including a full year of the ATP and NBA partnerships, which started at the beginning of 2024 and the fourth quarter of 2023 respectively.

Purchased services

Purchased services were €175.6 million for the year ended December 31, 2024, an increase of €23.9 million, or 15.7%, compared to €151.7 for the year ended December 31, 2023. This increase was primarily driven by an increase of €25.1 million due to higher cloud and IT development costs to support growth initiatives.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €50.0 million for the year ended December 31, 2024, an increase of €21.7 million, or 76.7%, compared to €28.3 million for the year ended December 31, 2023. This increase was primarily driven by continued investment in new product offerings which has resulted in an increase of €6.6 million capitalized personnel expenses and €15.1 million increased capitalized external vendor costs primarily for software development projects, in addition to expanding product offerings and services unique to certain sport rights licenses.

Other operating expenses

Other operating expenses were €93.5 million for the year ended December 31, 2024, an increase of €4.1 million, or 4.6%, compared to €89.4 million for the year ended December 31, 2023. These increases are primarily driven by an increase in marketing and travel expenses.

Depreciation and amortization (excluding amortization of capitalized sport rights licenses)

Depreciation and amortization (excluding amortization of capitalized sport rights licenses) was €50.8 million for the year ended December 31, 2024, an increase of €4.4 million, or 9.6%, compared to €46.3 million for the year ended December 31, 2023. This increase was primarily driven by an increased amortization of €3.1 million from internally generated intangible assets.

Impairment of goodwill and intangible assets

Impairment of goodwill and intangible assets was €0.2 million for the year ended December 31, 2024, a decrease of €9.7 million or 98.3%, compared to €9.9 million for the year ended December 31, 2023. The impairment in 2023 was triggered by the strategic decision to divest or ramp-down certain products and client contracts, which did not reoccur in 2024.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €5.7 million for the year ended December 31, 2024, a decrease of €0.5 million, or 7.8%, compared to €6.2 million for the year ended December 31, 2023.

Share in loss of equity-accounted investee

There was no share in loss of equity-accounted investees recognized for the year ended December 31, 2024. The share in loss of equity-accounted investee for the year ended December 31, 2023 is attributable to the joint venture SportTech AG, which was an associate of the Company until May 22, 2023.

Loss on disposal of equity-accounted investee

There was no loss on disposal of equity-accounted investee for the year ended December 31, 2024. On May 31, 2023, the Company sold its 49% interest of SportTech AG, to the majority shareholder, Ringier AG, and exited the joint venture. The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee of €13.6 million for the year ended December 31, 2023.

Foreign currency (loss) gain, net

Foreign currency (loss) gain, net, was €38.2 million for the year ended December 31, 2024, a decrease of €61.4 million, or 264.7%, compared to a €23.2 million gain for the year ended December 31, 2023. The decrease was primarily driven by the development of U.S. dollars to Euros exchange rate on trade payables denominated in U.S. dollars related to sport rights licenses.

Finance income

Finance income was €11.0 million for the year ended December 31, 2024, a decrease of €1.9 million, or 14.8%, compared to €12.8 million for the year ended December 31, 2023. The decrease was primarily driven by €4.4 million in changes in fair value of contingent consideration liabilities related to historical acquisitions recognized in 2023, partially offset by €1.6 million of interest income related to the Company’s U.S. money market funds.

Finance costs

Finance costs was €78.9 million for the year ended December 31, 2024, an increase of €45.1 million, or 133.8%, compared to €33.7 million for the year ended December 31, 2023. This increase was primarily related to interest costs related to capitalized sport rights licenses.

Income tax benefit (expense)

Income tax benefit was €11.1 million for the year ended December 31, 2024 compared to an expense position of €12.6 million for the year ended December 31, 2023. This year-over-year difference was primarily driven by the recognition of deferred tax assets for unused tax losses in 2024 and lower net income.

Loss from discontinued operations

There are no discontinued operations for the year ended December 31, 2024. On May 31, 2023, BetTech Gaming (PTY) Ltd (“BetTech”) became a wholly-owned subsidiary in connection with the Company’s exit from its investment in SportTech AG. The Company immediately committed to a plan to sell BetTech. In November 2023, the Company sold BetTech to a third party. BetTech is presented as discontinued operations in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2023. Net loss from discontinued operations was €0.8 million for the period of June 1, 2023 to November 30, 2023.

Recent Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2.1—New and amended standards and interpretations, to our consolidated financial statements included elsewhere in this Annual Report.

These pronouncements have not had an impact on the Company’s consolidated financial statements.

B. Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, future acquisitions and general corporate purposes, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to sport rights fees and IT costs, as well as compensation and benefits of our employees. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities, and from proceeds of issuances of equity. As of December 31, 2024 and 2023, we had cash and cash equivalents of €348.4 million and €277.2 million, respectively. Our cash consists of cash in bank accounts and highly liquid investments. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

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

Borrowings

As of December 31, 2024 and 2023, the Company had access to €220.0 million in revolving credit facilities (“RCF”) through a credit agreement (together with its amendments, the “Credit Agreement”), with no outstanding commitments under the RCF. The Company’s wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

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

The Credit Agreement contains customary covenants that, among other things, restricts the borrower and its subsidiaries ability to:

●	incur indebtedness,
●	create liens,
●	engage in mergers or consolidations,
●	make investments, loans and advances,
●	pay dividends and distributions and repurchase capital stock,
●	sell assets and subsidiary stock,
●	engage in certain transactions with affiliates, and
●	make prepayments on junior indebtedness.

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

Equity

For the year ended December 31, 2024, our shareholders’ equity increased by €57.4 million to €925.2 million, compared to shareholders’ equity of €867.8 million for the year ended December 31, 2023. This is mainly due to profit from continuing operations of €34.2 million, a net increase of €12.2 million from equity-settled share-based payments activity and a €11.0 million increase related to foreign currency translation reserves within other comprehensive income.

Capital Expenditures

Our capital expenditures consist primarily of payments for capitalized sport rights and capitalized personnel expenditures and external vendor costs for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2024 were €227.7 million, an increase of €27.4 million, or 13.7%, from €200.3 million for the year ended December 31, 2023. This increase was primarily driven by certain sport rights and internal software development projects.

For additional information regarding our contractual commitments and contingencies, see Note 25 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2024	2023	2022

	(in thousands)
Net cash from operating activities	€353,011	€258,645	€168,077
Net cash used in investing activities	(254,883)	(202,090)	(246,567)
Net cash used in financing activities	(36,751)	(17,632)	(459,848)

Net cash from operating activities

Net cash from operating activities was €353.0 million for the year ended December 31, 2024, an increase of €94.4 million from €258.6 million for the year ended December 31, 2023. The increase was primarily driven by improved operational efficiency, which allowed the company to maintain stable profits despite higher non-cash expenses. These included a €78.4 million increase in amortization and depreciation related to sport rights partnerships with ATP and NBA, a €46.0 million rise in finance costs due to interest on capitalized sport rights licenses, and a €61.4 million foreign currency loss caused by fluctuations in the U.S. dollar-to-euro exchange rate on U.S.-denominated trade payables. These higher expenses were partially offset by a €23.6 million decrease in income tax expense, resulting from the deferred recognition of tax assets related to unused tax losses. Additionally, there was a €9.7 million decrease in impairment of intangible assets and a €13.6 million reduction in one-time losses incurred during 2023 from the disposal of an equity-accounted investee SportTech AG.

Net cash used in investing activities

Net cash used in investing activities was €254.9 million for the year ended December 31, 2024, an increase of €52.8 million from €202.1 million for the year ended December 31, 2023. This increase was primarily driven by a €36.8 million increase in acquisition of intangibles, driven by certain sport rights and software development projects as well as an additional €14.2 million of cash used to acquire businesses and settle contingent consideration from historical acquisitions. Additionally, the year ended December 31, 2023 included investing cash proceeds of €15.2 million from the disposal of SportTech AG equity-accounted investee.

Net cash used in financing activities

Net cash used in financing activities was €36.8 million for the year ended December 31, 2024, compared to net cash used in financing activities of €17.6 million for the year ended December 31, 2023. The change was mainly due to repurchasing of shares pursuant to our share repurchase program.

C. Research and Development, Patents and Licenses, Etc.

We continue to make substantial investments in research and development in key areas of technology and innovation. Our technology categories are aligned to business domains and work to deliver new strategic features and capabilities for Sportradar as well as supporting the existing product suite. We operate a ‘hub and spoke’ governance model so that decisions are taken as close to the context of the problem as possible.

Our primary focus is on both the development of existing and new innovations in several areas such as automated data processing and enrichment using artificial intelligence, machine learning and computer vision that leverages our unique data assets. In addition, we continue to evolve our products and services to enhance value to our clients including optimizing our platforms to provide rapid data ingestion with low latency and developing innovative products.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of March 1, 2025:

Name	Age	Position
Executive Officers
Carsten Koerl	60	Chief Executive Officer and Director
Eduard H. Blonk	54	Chief Commercial Officer
Craig Felenstein	52	Chief Financial Officer
Michael C. Miller	53	Chief Administrative Officer, CLO, and Secretary

Non-Employee Board Members
Jeffery W. Yabuki	65	Chairman
Deirdre Bigley	56	Director
John A. Doran	46	Director
George Fleet	55	Director
William Kurtz	67	Director
Rajani Ramanathan	57	Director
Marc Walder	59	Director

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

Eduard H. Blonk has served as our Chief Commercial Officer since December 2020. Mr. Blonk leads our Global Commercial organization, consisting of Global Sales, Commercial Excellence & Operations, Sport Rights and Partnerships, and Marketing & Communications. He has been with Sportradar since 2015, predominantly as the Managing Director of Global Sales. Prior to joining Sportradar, he spent 18 years in a range of global sales and marketing management roles, working within the telecommunication and data communications industry across B2B and B2C organizations in the Netherlands, Germany, and the U.S., including Siemens Mobile, Siemens Communications, and Gigaset Communications. Mr. Blonk holds a Bachelor of Electrical Engineering and Business Economics degree from the Hague University of Applied Sciences.

Craig Felenstein has served as our Chief Financial Officer since June 2024. Prior to joining Sportradar, Mr. Felenstein served since September 2016 as Chief Financial Officer at Lindblad Expeditions (NASDAQ: LIND), a global leader in expedition cruises and adventure travel, where he oversaw the company’s global finance organization, as well their corporate development, information technology and human resources functions. Prior to his tenure at Lindblad, Felenstein served as Senior Vice President of Investor Relations and Strategic Finance at Shutterstock where he oversaw all interaction with the investment community while leading the financial planning and analysis and corporate development functions. Prior to Shutterstock, he served in various management roles at Discovery Communications, LLC, including Executive Vice President of Investor Relations. At the same time, he was a member of the executive team for several of Discovery’s businesses including serving as the Chief Financial Officer of Digital, Chief Financial Officer of US Network Revenue and Chief Financial Officer of Animal Planet. Prior to Discovery Communications, he held senior positions at News Corporation, Viacom Inc., and Arthur Andersen & Co. Mr. Felenstein holds a B.S in Accounting from Binghamton University.

Michael C. Miller has served as our Chief Administrative Officer, Chief Legal Officer and Secretary since October 2024. Prior to joining Sportradar, Mr. Miller served since April 2017 as Executive VP, Corporate Development & Affairs and Chief Legal Officer of Barnes & Noble Education, Inc. (NYSE: BNED), where he led a consolidated legal, government affairs, corporate development, HR and communications function. Prior to Barnes & Noble Education, Inc., Mr. Miller had senior roles at Monster.com, Symbol Technologies and in private practice. Mr. Miller also serves on the board of ACDS, a non-profit organization dedicated to providing resources for individuals with Down syndrome and other developmental disabilities and their families. Mr. Miller holds a Bachelors of Arts degree from the College of the Holy Cross and a Juris Doctor degree from the Maurice A. Deane School of Law at Hofstra University and an MBA from Long Island University.

Non-Employee Board Members

The following is a brief summary of the business experience of our non-employee board members.

Jeffery W. Yabuki has served as the Chairman of our board of directors since January 2021. Mr. Yabuki is currently Chairman of Motive Partners, a specialist private equity firm focused on control-oriented growth equity and buyout investments in global fintech. He joined the firm in September 2021 and currently chairs its Investment Committee and Global Advisory Council. Since January 2024 he has also served as the Chairman and Chief Executive Officer of InvestCloud Inc., a global provider of wealth and asset management solutions. Previously, Mr. Yabuki served as the Executive Chairman of Fiserv, Inc., a global leader in financial services and payments technology, from July 2019 to December 2020. Mr. Yabuki was also the Chief Executive Officer from December 2005 to July 2020. Before joining Fiserv, Mr. Yabuki spent six years at H&R Block where he was the Chief Operating Officer. He also held various leadership roles at American Express for 12 years. Mr. Yabuki has served since 2017 as a member of the board of directors of Royal Bank of Canada, currently serving on the Human Resources Committee and the Risk Committee, and has served on the board of directors of Nasdaq Inc. since June 2023 where he is the Chair of the Management Compensation Committee and a member of the Nominating & ESG Committee. He previously served on the boards of directors of Ixonia Bancshares, Inc. from 2014 to 2021 and SentinelOne, Inc. from 2021 to 2023. Mr. Yabuki holds a Bachelor of Science degree in accounting from California State University, Los Angeles, and was formerly a Certified Public Accountant in the states of California and Minnesota. We believe Mr. Yabuki’s extensive public company board and leadership experience makes him well-qualified to serve as the Chairman of our board of directors.

Deirdre Bigley has served as a member of our board of directors since April 2021. Ms. Bigley most recently served in several roles with Bloomberg LP, a financial services company, since September 2009, including as its Chief Marketing Officer from June 2014 through June 2021. Ms. Bigley has served as a member of the board of directors of various public companies as follows: (i) since May 2016, as a member of the board of directors and the Chair of the Compensation Committee, and member of the Nominating and Governance Committee of Shutterstock Inc.; (ii) since November 2017, as a member of the board of directors and a member of the Compensation, Nominating and Governance, and Audit Committees of Wix.com Ltd.; and (iii) since April 2021, as a member of the board of directors and a member of the Audit Committee of Taboola.com Ltd. In addition, she has served on the boards of directors of Slice since July 2019 where she has been Chair of the Compensation Committee since November 2023, and Recorded Future since July 2020 until December 2024. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.

John A. Doran has served as a member of our board of directors since October 2018. Mr. Doran joined Technology Crossover Ventures UK, LLP (TCV) in 2012 and serves as a General Partner. Mr. Doran has served on the board of directors and on the Appointments and Renumeration Committee of Believe SA since May 2018. Mr. Doran has served on the board of directors of Mambu B.V. since December 2020, FlixMobility GmbH (Flixbus) since August 2019, RELEX Solutions since January 2019, SuperVista AG (Brillen.de) since July 2016, Grupa Pracuj SA since August 2017, Zepz (formerly World Remit) since June 2019 and Adevinta ASA since June 2024. He has served as an observer on the board of directors of Revolut Ltd since February 2020 and Trade Republic Bank GmbH since June 2021. Mr. Doran served on the board of directors of Perefecto Mobile Inc. from August 2015 until December 2018. Mr. Doran led TCV’s investments in Revolut Ltd, Klarna Bank AB, and Mollie B.V. Mr. Doran holds a Bachelor of Arts in Economics from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Doran’s expertise in the software, internet and financial technology industries, as well as his knowledge in finance and his managerial experience with both public and private companies, make him well-qualified to serve as a member of our board of directors.

George Fleet has served as member of our board of directors since December 2018. Mr. Fleet founded Benella & Co. Limited in December 2017 and has served as a member of its board of directors since its founding. Mr. Fleet serves as Chairman of Advisory of Canaccord Genuity Limited having been previously Head of Advisory, Europe from November 2018 to November 2023, where he served as a member of the New Business and Executive Committees and led the coverage of the gaming and leisure sectors. Mr. Fleet has served on the board of Casumo Holding PLC, an online gaming group providing casino and sportsbook, since November 2022 and as its Chairman since September 2023. From September 2015 to February 2018, Mr. Fleet served as Managing Director of Houlihan Lokey. Prior to that, he served as Director of McQueen Ltd. and its affiliates from March 2003 to September 2015. Mr. Fleet is a Fellow of the Institute of Chartered Accountants in England and Wales. He holds a Bachelor of Arts in Economics from the University of Leeds. We believe Mr. Fleet’s profound experience in investment banking, with particular focus in complex public and private acquisitions, mergers and dispositions and the betting and gaming sector, make him well-qualified to serve as a member of our board of directors.

William Kurtz has served as a member of our board of directors since May 2023. Mr. Kurtz is a senior financial and operations executive with over 30 years of experience operating as chief financial officer or chief operating officer at several private and public technology companies. Mr. Kurtz has most recently served as the Interim Chief Executive Officer at Ripcord, Inc., a records management and document intelligence company, from June 2021 to January 2022, and previously served as Chief Commercial & Financial Officer from January 2020 to June 2021. Prior to that, Mr. Kurtz served as Executive Vice President and Chief Commercial Officer of Bloom Energy Corporation, a manufacturer of on-site power generation platforms, from 2015 to January 2019, and then as a strategic advisor from January 2020 to January 2021. Prior to that, he served as Bloom’s Chief Financial Officer and Chief Commercial Officer beginning in 2008. Mr. Kurtz currently sits on the board of directors of Aterian Inc. (formerly Mohawk Group), a Nasdaq listed company where he serves as Chairman of the Board, and as a member of the audit and the compensation committees, and on the board of Ripcord Inc., where he serves on the audit committee. Also, since September 2016 he has served on the board of directors of Verint Systems Inc., a Nasdaq-listed analytics company, and he currently serves as lead independent director since June 2024 and as a member of its audit committee and the nominating and governance committee, and since February 2024, he has served on the board of directors and the audit committee of LightForce Orthodontics, Inc. Prior to 2008, Mr. Kurtz held the Chief Financial Officer or other senior finance roles for Novellus Systems (now Lam Research), Engenio Information Technologies, 3PARdata (now part of Hewlett Packard Enterprise), Scient Corporation, and AT&T Corporation. Mr. Kurtz previously served as the chairman of the audit committees of Violin Memory, PMC-Sierra (now part of Microsemi Corporation), and Redback Networks (now part of Ericsson). We believe that Mr. Kurtz’s financial expertise, as well as his extensive business and leadership experience, including his prior service as the chief financial officer of public companies and his service on the audit committees of several companies, qualifies Mr. Kurtz as a financial expert and further qualifies him to serve as a director.

Rajani Ramanathan has served as a member of our board of directors since May 2023. Ms. Ramanathan currently serves as an advisor and director to several public and private technology companies in the AI, VR, Blockchain, and connected (IoT) technology space. Since June 2021, she has served on the board of Guidewire Software Inc., a NYSE listed company offering an industry platform for property and casualty insurance carriers. She has served on their Compensation Committee and Risk Committee since June 2021 and as Chairperson of the Risk committee since October 2022. Since July 2022, Ms. Ramanathan has served on the board of Faro Technologies, Inc., a Nasdaq listed global leader in 4D digital reality solutions. Since June 2024 to present, she has served on its Nominating, Governance and Sustainability Committee and on the Financial Audit Committee and previously served as a member of the Talent Development and Compensation Committee. Since October 2021, she has also served on the board of Hayden AI, a private company providing smart city solutions that developed the world’s first autonomous traffic management platform. From June 2014 to January 2024, Ms. Ramanathan served as a member of the board of directors of ESI Group, a French publicly traded company providing virtual prototyping software solutions and services. From July 2015 to July 2022, she chaired ESI’s Technology and Marketing Committee and from September 2022 to October 2023, she chaired ESI’s Compensation Committee and the Nomination and Governance Committee. Since the acquisition of ESI Group by Keysight Technologies in October 2023, she continued to chair its Compensation Committee and also served as member of the Audit Committee, until the acquisition formalities were completed and the company was acquired and delisted in January 2024. From June 2000 to March 2014, Ms. Ramanathan served in a variety of leadership roles at Salesforce, a cloud software company, most recently as its Chief Operating Officer and Executive Vice President – Technology and Products. In 2014, she was awarded the YWCA TWIN (Tribute to Women and Industry) Award, which has long been considered one of Silicon Valley’s most prestigious awards honoring women who exemplify leadership excellence in executive-level positions. We believe that Ms. Ramanathan is qualified to serve as a director based on her extensive background in the technology industry and business management and her independent service on the boards of several companies in the technology sector.

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

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

2024 Executive Officer and Board Member Compensation

In 2024, we incentivized our executive officers to attain short-term company and individual performance goals in the form of annual cash bonuses specific to each officer and desired results. Each officer had an annual target bonus for 2024 expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2024 were generally based on Company-wide financial Adjusted EBITDA, revenue and cash flow metrics and individual contributions and were determined by the board of directors for the Chief Executive Officer and the compensation committee for the other officers.

In 2024, to further incentivize performance and align our executive officers’ interests with the interests of our shareholders, we implemented a new performance stock unit (“PSU”) program under which our then executive officers each received grants of PSUs in March 2024. Executive officers hired following March 31, 2024 also were granted initial equity grants consisting of PSUs with the same or similar terms. The PSUs vest in one-third installments each year beginning on the second anniversary of the grant date. The three PSU tranches are also contingent on our total shareholder return performance relative to the constituents of the S&P 500 Information Technology index over a 2-year, 3-year or 4-year performance period, as follows:

		Portion of PSU
Performance for Applicable Period	Level	Tranche vesting
Below Target	Under 40th percentile	0%
Threshold	40th percentile	50%
Target	60th percentile	100%
Over Target	80th percentile	150%
Maximum	95th percentile or higher	200%

Our board of directors and compensation committee set the performance goals for the PSUs at a level requiring strong performance, such that our total shareholder return would need to be in at least the 60th percentile of the S&P 500 Information Technology index to earn the target number of PSUs.

Consistent with our emphasis on performance-based pay, the PSUs granted in 2024 made up 70% of the grant-date value of the long-term incentive compensation awarded to our executive officers. The remaining 30% consisted of time-vesting restricted stock units.

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2024 was CHF 16.5 million, which is an aggregate amount that includes any salary, bonuses, equity compensation and applicable social security and pension contributions.

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

Equity Incentive Programs

Management Participation Program

Prior to our initial public offering, certain of our directors and executive officers participated in our Management Participation Program (the “MPP”), under which participants indirectly purchased participation certificates of Sportradar Holding AG on a leveraged basis through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. Shares of MPP Co held by MPP participants were generally non-transferable other than via a call right triggered by the occurrence of specific circumstances set forth in the MPP plan as “Leaver” events (i.e., “Good” Leaver, “Intermediate” Leaver, and “Bad” Leaver events). In connection with our initial public offering, MPP Co became a subsidiary of Sportradar and MPP participants contributed their MPP Co shares to Sportradar, in exchange for receiving Class A ordinary shares. A portion of the shares received were not subject to repurchase by the Company and a portion of which remained subject to repurchase upon a termination of employment in certain circumstances. These repurchase provisions generally provided for the repurchase restrictions to lapse as to 35% of each participant’s Class A ordinary shares immediately upon the consummation of our initial public offering and for the repurchase restrictions on the remaining 65% to lapse in three equal installments on each of December 31, 2022, 2023 and 2024. If a participant terminated employment with us under circumstances not most aligned with furthering the Company’s best interests (generally, referenced in the MPP Plan as “Intermediate” Leaver and/or “Bad” Leaver events) prior to vesting, the participant’s shares will be subject to repurchase, at the election of the Company, for an amount equal to the excess, if any, of the amount such participant paid for his or her MPP Co shares under the MPP over the sum of the value previously received by such participant in respect of his or her participation in the MPP. The Company had the option to choose to exercise such repurchase right, depending on the circumstances of the participant’s termination of employment or service. If a participant terminated employment or service under circumstances most aligned with furthering the Company’s best interest (generally, referenced in the MPP Plan as “Good” Leaver), the repurchase restrictions on his or her shares would fully lapse and the shares would not be subject to repurchase. Shares received by the MPP participants in exchange for their MPP Co shares were not issued pursuant to (and did not reduce the number of shares available for issuance under) our 2021 Plan, which is described below.

The following table identifies the amount of Class A ordinary shares initially received pursuant to the MPP by our directors and executive officers as of December 31, 2024 who participated in the MPP in 2021.

Class A Ordinary
Shares Received
Name	Pursuant to MPP
Executive Officers
Carsten Koerl	—
Eduard H. Blonk	225,833
Craig Felenstein	—
Michael C. Miller	—
Non-Employee Board Members
Jeffery W. Yabuki	370,602
Deirdre Bigley	—
John A. Doran	—
George Fleet	112,901
William Kurtz	—
Hafiz Lalani	—
Rajani Ramanathan	—
Marc Walder	225,833
All Other MPP Participants	6,973,704

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

Shares Available for Awards

We initially reserved an aggregate of 29,239,091 Class A ordinary shares for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan. As of December 31, 2024, approximately 14,570,974 of the reserve of 29,239,091 shares have been granted and the remaining shares remain available for future grant.

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

Awards

The 2021 Plan provides for the grant of stock options, including incentive stock options (“ISOs”), and nonqualified options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, dividend equivalents, RSU, and other stock or cash-based awards (including PSUs). Certain awards under the 2021 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code (as defined below under Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”). All awards under the 2021 Plan are set forth in award agreements, which detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following is a brief description of each award type under the 2021 Plan:

●	Stock Options and SARs. Stock options provide for the purchase of shares of our Class A ordinary shares in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders).

●	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our Class A ordinary shares that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A ordinary shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A ordinary shares prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2021 Plan.
●	Other Stock or Cash Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of our Class A ordinary shares and other awards, such as PSUs, that are valued wholly or partially by referring to, or otherwise based on, shares of our Class A ordinary shares or other property. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include performance goals and other vesting metrics and conditions.

Performance Criteria

The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2021 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; client satisfaction/growth; client service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales or placement-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

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

Claw-Back Provisions, Transferability and Participant Payments

All awards will be subject to our Recovery Policy, to the extent applicable, and any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2021 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2021 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2021 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our Class A ordinary shares that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

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

Our board of directors currently consists of eight members. Our board has determined that Jeffrey W. Yabuki, Deirdre Bigley, John A. Doran, George Fleet, William Kurtz, Rajani Ramanathan and Marc Walder do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the Nasdaq rules. There are no family relationships among any of our directors or executive officers. Members of the board of directors who are also employees are entitled to applicable severance pay benefits under applicable law. There are no service contracts between the members of the board of directors and the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

Compensation Committee

The compensation committee, which consists of Deirdre Bigley, John A. Doran, and Marc Walder assists the board in establishing and reviewing the Company’s compensation philosophy and policy and determining executive officer compensation (other than the chief executive officer which is reserved for the board of directors). Marc Walder serves as Chair of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of compensation committee members meet these heightened standards. We are also subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (as replaced by the revised Swiss CO as of January 1, 2023), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. Based on these regulations, the members of the compensation committee are to be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and the general meeting of shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of George Fleet, Deirdre Bigley, and Marc Walder, assists our board in identifying individuals qualified to become (or be re-elected as) members of our board consistent with criteria established by our board and in developing our corporate governance principles. George Fleet serves as Chair of the committee.

The nominating and corporate governance committee is responsible for:

●	identifying selection criteria and appointment procedures for board members;
●	reviewing and evaluating the composition, function and duties of our board;
●	recommending nominees for election to the board and its corresponding committees;
●	making recommendations to the board as to determinations of board member independence;

●	developing and recommending to the board our rules governing the board, our organizational regulations, and the Code of Business Conduct and Ethics and reviewing and reassessing the adequacy of such and recommending any proposed changes to the board;
●	overseeing an annual self-evaluation of the board and its committees;
●	overseeing the Company’s environmental, social and governance (“ESG”) program, policies and practices; and
●	overseeing management succession.

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

D. Employees

As of December 31, 2024 and 2023, we had 4,582 and 4,383 permanent employees, respectively. As of December 31, 2024 and 2023, we had 439 and 453 contingent workers, respectively. The change in permanent and contingent workers has supported the continued growth of Sportradar and has been as a result of organic and inorganic growth, offset by global workforce reduction initiatives.

The table below sets out the number of full-time equivalents (“FTEs”) (permanent full time and part time employees, including contingent workers) by geography as of December 31, 2024:

As of
December 31,
Number of FTE by Geography	2024
EMEA/LATAM	3,577
APAC	739
North America	450
Total	4,766

We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Directors, Senior Management and Employees—B. Compensation—Equity Incentive Programs.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2025, unless otherwise indicated, by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A or Class B ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2025 through the exercise of any option, warrant or other right (including a vesting event pertaining to restricted stock units). Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The amounts and percentages are based upon 209,092,856 Class A ordinary shares outstanding (but excluding treasury shares) and 903,670,701 Class B ordinary shares outstanding as of March 1, 2025. Class B ordinary shares have ten times more voting power than Class A ordinary shares.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Class A ordinary shares		Class B ordinary shares(1)		Combined
Name of beneficial owner	Number	Percent	Number	Percent	voting power(2)
5% or Greater Shareholders
Canada Pension Plan Investment Board(3)	79,555,080	38.4%	—	—	7.2%
Technology Crossover Management IX, Ltd.(4)	34,079,496	16.5%	—	—	3.1%
Radcliff SR I LLC(5)	15,265,392	7.4%	—	—	1.4%
Executive Officers and Board Members
Carsten Koerl(6)	31,119	*	903,670,701	100%	81.4%
Eduard H. Blonk	137,959	*	—	—	*
Craig Felenstein	—	—	—	—	—
Michael C. Miller	—	—	—	—	—
Jeffery W. Yabuki(7)	533,073	*	—	—	*
Deirdre Bigley	28,764	*	—	—	*
John A. Doran(8)	34,079,496	16.5%	—	—	3.1%
George Fleet	134,229	*	—	—	*
William Kurtz	8,875	*	—	—	*
Rajani Ramanathan	11,094	*	—	—	*
Marc Walder	253,642	*	—	—	*
All executive officers and board members as a group (11 persons)(9)	35,218,330	16.5%	903,670,701	100%	84.5%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	The Class B ordinary shares are exchangeable for Class A ordinary shares on a ten-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.
(2)	The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of March 1, 2025, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to one vote per share.
(3)	Based on information available to the Company, Canada Pension Plan Investment Board (“CPP Investments”) has shared voting and dispositive power over 79,555,080 of our Class A ordinary shares. These shares are wholly owned by CPP Investment Board Europe Inc. (“CPP Europe”), a wholly-owned subsidiary of CPP Investments who may be deemed to beneficially own such shares. The business address for each of CPP Investments and CPP Europe is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5, Canada.

(4)	Based on information reported on a Schedule 13G/A filed on November 14, 2024, reflecting holdings as of September 30, 2024, TCV IX Sports Corp. (“TCV IX Sports”) is the direct beneficial holder of 34,079,496 of our Class A ordinary shares. TCV IX Sports has the sole power to dispose or direct the disposition of the Class A ordinary shares that it holds directly and has the sole power to vote or direct the vote of such shares. Each of TCV IX, L.P (“TCV IX”), TCV IX (A), L.P. (“TCV IX (A)”), TCV IX (B), L.P. (“TCV IX (B)”), TCV Member Fund, L.P. and TCV Sports, L.P. (“TCV Sports”) (collectively, the “TCV Entities”), as indirect beneficial holders of the Class A ordinary shares held directly by TCV IX Sports, and Technology Crossover Management IX, Ltd., as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV IX Sports and have the sole power to direct the vote of such Class A ordinary shares. Technology Crossover Management IX, L.P., as the direct general partner of TCV IX, TCV IX (A), TCV IX (B) and TCV Sports (collectively, the “TCV IX Funds”), may also be deemed to have sole power to dispose or direct the disposition of the Class A ordinary shares indirectly held by the TCV IX Funds and have the sole power to direct the vote of such Class A ordinary shares. The address for Technology Crossover Management IX, Ltd., the TCV IX Funds, and the TCV Entities is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.
(5)	Based on information reported on a Schedule 13G filed on February 2, 2022, reflecting holdings as of December 31, 2021, each of Radcliff SR I LLC (“Radcliff”), Radcliff SPV Manager LLC (the “Managing Member”), Eli Goldstein and Evan Morgan have shared voting and dispositive power over 15,265,392 of our Class A ordinary shares, which are held of record by Radcliff. The Managing Member is the managing member of Radcliff, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the shares of the Company held by Radcliff SR I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own such shares beneficially owned by Radcliff. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the shares beneficially owned by Radcliff, except to the extent of his or its pecuniary interest therein. The respective business addresses of Radcliff, Managing Member and Messrs. Goldstein and Morgan is c/o The Radcliff Companies, 408 Greenwich Street, 2nd Floor, New York, NY 10013.
(6)	Consists of 90,398,189 Class A ordinary shares, which consists of (i) 31,199 Class A ordinary shares and (ii) 90,367,070 Class A ordinary shares underlying Class B ordinary shares.
(7)	Includes (i) 117,905 Class A ordinary shares held through The Yabuki Family Foundation and (ii) 370,602 Class A ordinary shares held through Lion Sky LLC. Mr. Yabuki exercises voting and investment power over the Class A ordinary shares held by the Yabuki Family Foundation and Lion Sky LLC and may be deemed to have beneficial ownership of those Class A ordinary shares.
(8)	Includes 34,079,496 Class A ordinary shares indirectly held by TCV IX Sports identified in footnote (4) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.
(9)	Consists of 35,218,330 Class A ordinary shares held by all our current directors and executive officers as a group.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2025, there were approximately 34 registered holders of our Class A ordinary shares, approximately 25 of which (including Cede & Co., the nominee of the Depositary Trust Company) are registered holders with addresses in the United States, holding approximately 61.4% of our outstanding Class A ordinary shares, and there was one registered holder of our Class B ordinary shares. Because some of the Company’s Class A ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s Class A ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of Class A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of related party transactions we have entered into from January 1, 2024 to December 31, 2024.

Relationship with Carsten Koerl

Mr. Koerl holds a 33% beneficial ownership interest in UAB TV Zaidimai, with which we generated revenue of €0.1 million in 2024.

Relationship with Bayes

The Company generated total revenue of €nil in 2024 from Bayes Esports Solutions GmbH, an enterprise in which the Company held greater than a 10% beneficial ownership interest (“Bayes JV”). On September 10, 2024, the Company exited the Bayes JV by transferring its beneficial ownership interests to the other Bayes JV owner and paying €1.5 million to the Bayes JV to resolve certain disputes.

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

Switzerland is a party to Tax Treaties with respect to income taxes with more than 100 countries. More treaties have been initiated or signed but are not yet in force. Besides these bilateral treaties, Switzerland has entered into an agreement with the European Union containing provisions on taxation of dividends and dividend withholding tax reductions which apply with respect to certain related parties tax resident in European Union member states.

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

Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our Class A ordinary shares (including the amount of non-U.S. taxes withheld therefrom, if any) generally will be includable as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in our Class A ordinary shares, and then, to the extent such excess amount exceeds the U.S. Holder’s tax basis in such Class A ordinary shares, as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations.

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

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure that, as far as possible, we will have sufficient liquidity to meet our liabilities when they become due. Refer to Note 26.4 – Liquidity Risk to our consolidated financial statements included elsewhere in this Annual Report.

Credit Risk

Credit risk is the risk of financial loss to us if a client or counterparty to financial instruments fails to meet its contractual obligations. We are exposed to credit risk from our operating activities (primarily trade receivables), unpaid capital contributions, loans granted and deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure. For categories of financial instruments, please see Note 24.1 – Measurement categories of financial instruments to our consolidated financial statements included elsewhere in this Annual Report. At the reporting date, there are no arrangements which will reduce our maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 16 – Trade receivables and contract assets to our consolidated financial statements included elsewhere in this Annual Report.

As our risk exposure is mainly influenced by the individual characteristics of each client, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified client structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. For the years ended December 31, 2024 and 2023 no individual client accounted for more than 10% of revenues. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 24.5 – Credit Risk to our consolidated financial statements included elsewhere in this Annual Report.

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

The main transaction risks are represented by the U.S. Dollar and the Great Britain Pound, while other currencies pose minor sources of risk. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by our Treasury in order to mitigate any currency risk exposure. The Company’s net exposure in U.S. Dollars and in Great Britain Pound is disclosed in Note 24.6 – Foreign Currency Risk to our consolidated financial statements included elsewhere in this Annual Report.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Agreement. For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the senior secured net leverage ratio of the Company. We do not actively manage our interest rate exposure. See Note 24.7 – Interest rate risk to our consolidated financial statements included elsewhere in this Annual Report.

Loans granted to clients and employees bear fixed interest. They do not expose us to any interest rate risk. See to our consolidated financial statements included elsewhere in this Annual Report.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2024.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). As a result of this evaluation, management concluded that despite significant progress in our remediation efforts, the Company’s internal control over financial reporting was not effective as of December 31, 2024, due to a material weakness in internal control over financial reporting as reported in the prior year which has not been fully remediated.

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

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023, our management identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of controls and segregation of duties. In 2024, we remediated the segregation of duties deficiencies relating to the prior year material weakness.

The material weakness in our internal control over financial reporting that continues to exist at December 31, 2024 was due to insufficient design and implementation of control activities across financial reporting processes through policies that establish what is expected, procedures that set policies into actions and controls to address the risks. The material weakness was also due to an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with our structure and internal control requirements.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AG, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. KPMG AG’s report is included in “Item 18. Financial Statements”.

Management’s Remediation Plan

While we dedicated significant resources to our remediation plan with respect to the previously reported material weakness described above and made progress in our remediation efforts, we were unable to complete our remediation plan during fiscal 2024. Our management, with oversight from the Audit Committee, is committed to maintain a strong internal control over financial reporting environment. During 2024, we made significant progress towards remediation of the previously reported material weakness described above, and we continue to take actions to remediate such material weakness.

In 2024, we undertook the following remedial actions:

●	Increased accountability and responsibility across global leadership to enable a sustainable internal control foundation.
●	Continued to align finance roles and functions to align with our global organization and leadership while centralizing processes, policies and procedures.
●	Improved the effectiveness of our control environment through continued enforcement and training of control principles.
●	Designed and implemented effective IT general controls over internal control relevant IT applications to ensure that our automated process level controls and information produced and maintained in our IT applications are relevant and reliable.
●	Continued our investment in our financial controls team with improved coordination with our testing plan as well as leveraging external consultants to provide expertise in risk assessment and control design.
●	Advanced implementation efforts of technology and applications to automate activities and reduce reliance of manual controls.
●	Migrated remaining material entities to our primary ERP system allowing for further adoption of our global internal control framework and policies.

While significant improvements were made in 2024, management is committed to address remaining internal control remediation efforts and will continue to prioritize efforts toward their resolution through the following actions:

●	Enhancing policies and procedures to improve our overall control environment.
●	Designing and implementing a continuous risk assessment process to identify and assess risks of material misstatement and ensure that the impacted financial reporting processes and related internal controls are properly designed and in place to respond to those risks in our financial reporting.
●	Continuing to recruit key positions within our organization with the appropriate skillsets and experience to enhance our control environment.
●	Providing additional training and education programs to educate control owners on the principles and requirements of internal control activities.

The material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Business Conduct and Ethics is available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2024.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Sportradar Group AG at December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, appearing in this Annual Report have been audited by KPMG AG, Switzerland (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of KPMG AG is Bogenstrasse 7, Postfach 1142, CH-9001 St. Gallen, Switzerland (PCAOB ID 3240).

The table below summarizes the fees for professional services rendered by KPMG AG for the years ended December 31, 2024 and 2023, and breaks down these amounts by category of service:

	Year Ended December 31,
€’000	2024	2023
Audit Fees	5,268	4,558
Audit Related Fees	—	—
Tax Fees	275	154
All Other Fees	—	—
Total	5,543	4,712

Audit Fees

Audit fees for the years ended December 31, 2024 and 2023 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2023 were related to tax compliance and transfer pricing related services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our ordinary shares by us and our affiliated purchasers during the fiscal year ended December 31, 2024:

			Total number of	Maximum number
			shares purchased as	of shares that may
	Total number of	Average price	part of publicly announced	yet be purchased under
Month in the year ended December 31, 2024	shares purchased (1)	paid per share ($)	plans or programs (2)	the plans or programs
January 1 - January 31, 2024	—	—	—	—
February 1 - February 29, 2024	—	—	—	—
March 1 - March 31, 2024	515,402	11.64	—	—
April 1 - April 30, 2024	29	11.64	—	—
May 1 - May 31, 2024	263,258	10.46	233,339	18,886,907
June 1 - June 30, 2024	396,465	10.89	354,737	17,791,668
July 1 - July 31, 2024	87,509	10.98	87,509	17,558,309
August 1 - August 31, 2024	156,040	10.76	156,040	17,761,263
September 1 - September 30, 2024	499,940	11.96	477,793	15,502,100
October 1 - October 31, 2024	432,309	12.27	410,940	14,700,196
November 1 - November 30, 2024	61,849	12.44	56,198	14,442,755
December 1 - December 31, 2024	214,930	17.34	—	10,361,469
Total	2,627,731	$11.98	1,776,556
(1)	A total of 851,175 shares were purchased other than through a publicly announced plan or program as a result of (i) shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees or (ii) repurchases of shares from employees in connection with their termination of employment.
(2)	On March 19, 2024, the Company’s board of directors authorized the purchase of up to $200 million of ordinary shares of the Company. This share repurchase authorization does not have an expiration date. As of December 31, 2024, the Company had repurchased $20.3 million of ordinary shares under this repurchase authorization.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading compliance policy governing the purchase, sale, and other disposition of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading compliance policy is filed as Exhibit 11.1 to this Form 20-F.

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

As discussed under “Part I—Item 1A. Risk Factors,” specifically the risks titled “Our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our clients, consumers, and regulators, and may expose us to liability,” the sophistication of cybersecurity threats continues to increase, and the preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems and information may be insufficient. Accordingly, no matter how well designed or implemented our controls are, we will not be able to anticipate all cybersecurity security incidents, and we may not be able to implement effective preventive measures against such cybersecurity incidents in a timely manner.

Our cybersecurity program reflects the following attributes:

Collaborative Approach

The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. Our incident response plan is informed by our risk management framework which includes comprehensive and frequent materiality of impact assessments.

Led by our SVP, Information Security Officer (“Security Officer”), in coordination with our senior leaders, including our Chief Executive Officer, Chief Technology and AI Officer, Executive Vice President of Engineering, and Chief Legal Officer, and key leaders from the business and Enterprise Risk, our team works collaboratively to implement a program designed to comply with industry standards, including compliance with ISO 27001, and to protect the Company’s information systems from cybersecurity threats and promptly respond to any cybersecurity incidents in accordance with the Company’s incident response and recovery plans. To facilitate the success of the Company’s cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our Security Officer and our team monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Audit Committee when appropriate.

Use of Third Parties & Audits

The Company engages third parties to perform assessments on our cybersecurity measures, including pen testing, information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. As part of our ISO 27001 certification, we are audited annually to ensure our information security management system is performing as intended. The results of such assessments, audits and reviews are reported to the Audit Committee as appropriate, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Systems and Processes

We employ a dedicated cybersecurity team to stay abreast of new and evolving cybersecurity threats. Our teams are constantly evaluating our cybersecurity risk and performing technical assessments against our systems to help ensure our resilience. Our teams also monitor for newly released vulnerabilities, working quickly to understand applicability to our systems and performing mitigation where necessary based on the priority and exposure. Further, we protect our business with distributed denial-of-service (DDoS) protection systems, intrusion-detection systems and automated-scanning programs. These include, but are not limited to, static-code-analysis tools, vulnerability scanning, web application firewalls, pipeline-deployment tools and security monitoring tools to protect our assets from cyberattack. We have also built a cyber threat intelligence function to stay abreast and to proactively monitor the threats targeting our organization and industry vertical.

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

Protection Capabilities & Response Planning

We operate a suite of technical information security capabilities designed to detect and protect our organization from attempted cybersecurity attacks. Our cybersecurity operations and response teams are continuously monitoring for and responding to threats to keep our systems secure. We have a detailed cybersecurity crisis response plan, which contemplates periodic testing, to guide our response to material cybersecurity incidents. We conduct at least two tabletop exercises a year to ensure we have the right processes in place to respond to large cyber-attacks.

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

Experience

Our Security Officer has served in various roles in information technology and information security for approximately 20 years, including serving as a Group CISO and Infrastructure Director at a large multinational corporation. Our Security Officer holds undergraduate and graduate degrees in relevant fields and has attained the professional certification of (i) ISO 27001 Lead Implementer - Information Security Certification and (ii) Certified Information Security Manager. The Company’s Chief Executive Officer, Chief Technology and AI Officer, Executive Vice President of Engineering, Chief Information Officer and Chief Legal Officer each hold undergraduate and graduate degrees in their respective fields, and each have over 25 years of experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats. In addition, our VP, Information Security Engineering and Operations, has significant experience managing security risks and building and deploying robust security controls at multiple companies.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of Sportradar Group AG	20-F	001-40799	1.1	3/20/2024

2.1	Description of Securities					*

2.2+#	Warrant Agreement, dated as of November 16, 2021, by and between Sportradar AG and NBA Ventures 1, LLC	20-F	001-40799	2.2	3/31/2022

4.1†	Form of Indemnification Agreement	F-1	333-258882	10.1	8/17/2021

4.2†	Management Participation Program Agreement, dated as of May 6, 2019, among Blackbird Holdco Ltd. (f/k/a Blackbird HoldCo S.à r.l.), Slam InvestCo S.à r.l. and MPP Participants, as defined therein	F-1	333-258882	10.2	8/17/2021

4.3†	Sportradar Group AG 2021 Incentive Award Plan	F-1	333-258882	10.3	8/17/2021

4.4†	Sportradar Group AG 2021 Employee Share Purchase Plan	F-1	333-258882	10.4	8/17/2021

4.5	Senior Facilities Agreement, dated as of November 17, 2020, among Sportradar Management Ltd, as borrower, J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG, as Mandated Lead Arrangers, J.P. Morgan AG, as Agent and Lucid Trustee Services Limited, as Security Agent	F-1	333-258882	10.5	8/17/2021

4.6	Registration Rights Agreement, dated as of September 9, 2021, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG, as amended by Amendment No. 1 to the Registration Rights Agreement, dated as of November 16, 2021	20-F	001-40799	4.8	3/31/2022

4.7+	Shareholders’ Agreement, dated as of September 7, 2021, by and among certain shareholders of Sportradar Group AG	20-F	001-40799	4.9	3/31/2022

4.8	Class A Ordinary Shares Purchase Agreement, dated as of September 7, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.10	3/31/2022

4.9	Class A Ordinary Shares Purchase Agreement, dated as of September 13, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.11	3/31/2022

4.10	Additional Facility Notice to J.P. Morgan SE as Agent, dated as of September 16, 2022, by Sportradar Jersey Holding Ltd, Sportradar Management Ltd, Sportradar Capital S.à r.l. and the Additional Revolving Facility Lenders (as defined therein)	20-F	001-40799	4.10	3/15/2023

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.11	Amendment and Restatement Agreement, dated as of September 16, 2022, by and between Sportradar Management Ltd and J.P. Morgan SE, as Agent	20-F	001-40799	4.11	3/15/2023

4.12+#	Transaction Agreement, dated as of March 19, 2025, by and among Sportradar Group AG, IMG Arena US Parent, LLC, WME IMG, LLC, OB Global Arena Holdings LLC and Endeavor Operating Company, LLC.					*

8.1	List of Subsidiaries.					*

11.1	Sportradar Group AG Insider Trading Compliance Policy					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

15.1	Consent of KPMG AG, an independent registered public accounting firm.					*

97.1	Sportradar Group AG Recovery Policy	20-F	001-40799	97.1	3/20/2024

101.INS	Inline XBRL Instance Document.					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
+	Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
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

SPORTRADAR GROUP AG
Date:

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

By:	/s/ Craig Felenstein
Name:	Craig Felenstein
Title:	Chief Financial Officer

Index to consolidated financial statements

Consolidated financial statements of Sportradar Group AG (audited)

Years Ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on Internal Control Over Financial Reporting

We have audited Sportradar Group AG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 19, 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to insufficient design and implementation of controls has been identified and included in management’s assessment. This material weakness was due to insufficient design and implementation of control activities across financial reporting processes through policies that establish what is expected, procedures that set policies into actions and controls to address the risks. The material weakness was also due to an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with the Company’s structure and internal control requirements.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

/s/ KPMG AG

Zurich, Switzerland

March 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sportradar Group AG and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 19, 2025, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Accounting for newly acquired or modified sport rights licenses

As discussed in Notes 2.3, 2.10, 6 and 13 to the consolidated financial statements, the Company had €1,090,818 thousand of license intangible assets and €118,490 thousand of non-capitalized sport rights licenses as of and for the year ended December 31, 2024, which included amounts recognized for newly acquired or modified sport rights licenses. The Company recognizes sport rights licenses as intangible assets when the rights granted meet the definition and recognition criteria of an intangible asset and recognizes expenses as incurred where rights granted do not. At initial recognition, sport rights licenses capitalized as intangible assets are measured at cost, including contractually-agreed and in-substance fixed minimum license payments over the non-cancellable contract term. The license agreements entered into by the Company are complex, the specific rights granted vary by agreement, and they include varied and complex payment terms and conditions.

For newly acquired or modified sport rights licenses, we identified the capitalization assessment and, for those capitalized newly acquired or modified sport rights licenses, the identification of contractually-agreed and in-substance fixed minimum license payments as a critical audit matter. Significant and complex auditor judgment was required to evaluate the capitalization assessment for sport rights license agreements and, for those capitalized sport rights licenses, assess the sport rights license agreement payment terms and conditions to determine the contractually-agreed and in-substance fixed minimum license payments.

The following are the primary procedures we performed to address this critical audit matter. For a sample of newly acquired or modified sport rights licenses recognized as expenses and for a selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we inspected the agreement and developed our own expectation of capitalization or expense recognition and compared it to the assessment performed by management. Further, for the selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we developed our own expectation of the contractually-agreed and in-substance fixed minimum license payments by analyzing payment terms and conditions within the agreement and inspecting subsequent invoices received and compared it to the assessment performed by management.

/s/ KPMG AG

We have served as the Company’s auditor since 2014.

Zurich, Switzerland
March 19, 2025

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2024	2023[1]	2022[1]
Continuing operations
Revenue	4	1,106,556	877,621	730,188
Personnel expenses		(349,669)	(326,031)	(265,984)
Sport rights expenses (including amortization of capitalized sport rights licenses)	6	(352,435)	(214,189)	(187,012)
Purchased services	6	(175,582)	(151,705)	(129,185)
Other operating expenses	7	(93,537)	(89,443)	(95,891)
Internally-developed software cost capitalized	13	50,008	28,301	17,730
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	13, 14	(50,782)	(46,344)	(44,613)
Impairment loss on trade receivables, contract assets and other financial assets	16	(5,699)	(6,179)	(1,552)
Remeasurement of previously held equity-accounted investee	3	—	—	7,698
Share of loss of equity-accounted investees		—	(3,699)	(4,082)
Loss on disposal of equity-accounted investee		—	(13,604)	—
Impairment loss on goodwill and intangible assets	13	(167)	(9,854)	—
Foreign currency (loss) gains, net	8	(38,223)	23,205	26,690
Finance income	9	10,952	12,848	5,250
Finance cost	10	(78,870)	(33,731)	(41,447)
Net income before tax		22,552	47,196	17,790
Income tax benefit (expense)	11	11,060	(12,551)	(7,299)
Profit for the year from continuing operations		33,612	34,645	10,491
Discontinued operations
Loss from discontinued operations, net of tax	27	—	(751)	—
Profit for the year		33,612	33,894	10,491

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability		(141)	(874)	2,192
Related deferred tax income/(expense)		26	130	(333)
		(115)	(744)	1,859
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the Company		11,109	(3,654)	1,989
Foreign currency translation adjustment attributable to non-controlling interests		188	(37)	10
		11,297	(3,691)	1,999
Other comprehensive income (loss) for the year, net of tax		11,182	(4,435)	3,858
Total comprehensive income for the year		44,794	29,459	14,349
Profit (Loss) attributable to:
Owners of the Company		34,150	34,655	10,891
Non-controlling interests		(538)	(761)	(400)
		33,612	33,894	10,491
Total comprehensive income (loss) attributable to:
Owners of the Company		45,144	30,257	14,739
Non-controlling interests		(350)	(798)	(390)
		44,794	29,459	14,349
Profit for the year from continuing operations per Class A share attributable to owners of the Company
Basic	12	0.11	0.12	0.04
Diluted	12	0.10	0.11	0.03
Profit for the year from continuing operations per Class B share attributable to owners of the Company
Basic	12	0.01	0.01	—
Diluted	12	0.01	0.01	—
Profit for the year per Class A share attributable to owners of the Company
Basic	12	0.11	0.12	0.04
Diluted	12	0.10	0.11	0.03
Profit for the year per Class B share attributable to owners of the Company
Basic	12	0.01	0.01	—
Diluted	12	0.01	0.01	—

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to Note 1.5 for further information.

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

		December 31,
Assets	Note	2024	2023
Current assets
Cash and cash equivalents		348,357	277,174
Trade receivables	16	77,106	71,246
Contract assets	16	93,562	60,869
Other assets and prepayments	17	46,601	33,252
Income tax receivables		7,624	6,527
		573,250	449,068
Non-current assets
Property and equipment	14, 15	66,240	72,762
Intangible assets and goodwill	13	1,607,057	1,697,331
Other financial assets and other non-current assets		11,718	11,806
Deferred tax assets	11	36,376	16,383
		1,721,391	1,798,282
Total assets		2,294,641	2,247,350
Current liabilities
Loans and borrowings	15, 19	10,022	9,586
Trade payables	21	259,742	259,667
Other liabilities	22	68,271	55,724
Contract liabilities	23	30,200	26,595
Income tax liabilities		5,599	4,542
		373,834	356,114
Non-current liabilities
Loans and borrowings	15, 19	36,697	40,559
Trade payables	21	895,679	908,499
Contract liabilities	23	37,711	39,526
Other non-current liabilities	22	1,830	8,500
Deferred tax liabilities	11	19,043	21,315
		990,960	1,018,399
Total liabilities		1,364,794	1,374,513
Ordinary shares	18	27,551	27,421
Treasury shares	18	(18,813)	(2,322)
Additional paid-in capital	18	668,254	653,840
Retained earnings		221,942	173,629
Other reserves		26,220	15,226
Equity attributable to owners of the Company		925,154	867,794
Non-controlling interest		4,693	5,043
Total equity		929,847	872,837
Total liabilities and equity		2,294,641	2,247,350

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

							Reserve
							from		Equity
						Foreign	actuarial	Equity	attributable
				Additional		currency	gains	attributable	to non-
		Ordinary	Treasury	paid in	Retained	translation	and	to owners of	controlling	Total
	Note	shares	shares	capital	earnings	reserve	losses	the Company	interests	equity
Equity as of January 1, 2022		27,297	—	606,057	89,693	15,755	21	738,823	(3,189)	735,634
Net profit (loss) for the year from continuing operations		—	—	—	10,891	—	—	10,891	(400)	10,491
Other comprehensive income		—	—	—	—	1,989	1,859	3,848	10	3,858
Total comprehensive income (loss)		—	—	—	10,891	1,989	1,859	14,739	(390)	14,349
Reclassification of deposit liability		—	—	2,432	—	—	—	2,432	—	2,432
Purchase of treasury shares	18	—	(3,837)	—	—	—	—	(3,837)	—	(3,837)
Business combinations	3	—	—	3,000	—	—	—	3,000	6,227	9,227
Acquisition of non-controlling interests	3.0	—	—	(31,438)	—	—	—	(31,438)	3,193	(28,245)
Vesting of RSUs	29.0	26	1,132	6,399	(7,987)	—	—	(430)	—	(430)
Equity-settled share-based payments	29	—	—	3,741	24,558	—	—	28,299	—	28,299
Equity as of December 31, 2022		27,323	(2,705)	590,191	117,155	17,744	1,880	751,588	5,841	757,429
Net profit (loss) for the year from continuing operations		—	—	—	34,655	—	—	34,655	(761)	33,894
Other comprehensive income (loss)		—	—	—	—	(3,654)	(744)	(4,398)	(37)	(4,435)
Total comprehensive income (loss)		—	—	—	34,655	(3,654)	(744)	30,257	(798)	29,459
Reclassification of deposit liability		—	—	1,811	—	—	—	1,811	—	1,811
Purchase of treasury shares	18.3	—	(9,022)	—	—	—	—	(9,022)	—	(9,022)
Grants to sport rights holders	29	—	—	51,999	—	—	—	51,999	—	51,999
Vesting of RSUs		98	9,405	8,196	(17,715)	—	—	(16)	—	(16)
Equity-settled share-based payments	29	—	—	1,643	39,534	—	—	41,177	—	41,177
Equity as of December 31, 2023		27,421	(2,322)	653,840	173,629	14,090	1,136	867,794	5,043	872,837
Net profit (loss) for the year from continuing operations		—	—	—	34,150	—	—	34,150	(538)	33,612
Other comprehensive income (loss)		—	—	—	—	11,109	(115)	10,994	188	11,182
Total comprehensive income (loss)		—	—	—	34,150	11,109	(115)	45,144	(350)	44,794
Reclassification of deposit liability		—	—	1,721	—	—	—	1,721	—	1,721
Purchase of treasury shares	18.3	—	(28,725)	—	—	—	—	(28,725)	—	(28,725)
Vesting of RSUs		130	12,234	12,023	(24,354)	—	—	33	—	33
Equity-settled share-based payments	29	—	—	670	38,517	—	—	39,187	—	39,187
Equity as of December 31, 2024		27,551	(18,813)	668,254	221,942	25,199	1,021	925,154	4,693	929,847

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2024	2023[1]	2022[1]
OPERATING ACTIVITIES:
Profit for the year		33,612	33,894	10,491
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax (benefit) expense	11	(11,060)	12,551	7,299
Interest income	9	(9,285)	(7,683)	(5,250)
Interest expense	10	77,470	31,451	40,036
Remeasurement of previously held equity-accounted investee	3	—	—	(7,698)
Other financial (income) expenses		(267)	(2,885)	1,411
Foreign currency loss (gain), net	8	38,223	(23,205)	(26,690)
Amortization of capitalized sport rights licenses	13	233,945	160,018	140,200
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	13, 14	50,782	46,344	44,613
Impairment losses on goodwill and intangible assets	13	167	9,854	—
Equity-settled share-based payments		39,187	41,177	28,299
Share of loss of equity-accounted investees		—	3,699	4,082
Loss on disposal of equity-accounted investee		—	13,604	—
Other		(13,231)	(3,790)	(3,183)
Cash flow from operating activities before working capital changes, interest and income taxes		439,543	315,029	233,610
Increase in trade receivables, contract assets, other assets and prepayments		(48,532)	(16,100)	(53,519)
Increase (decrease) in trade and other payables, contract and other liabilities		40,957	(1,477)	32,159
Changes in working capital		(7,575)	(17,577)	(21,360)
Interest paid		(76,384)	(30,528)	(33,591)
Interest received		9,333	7,677	5,091
Income taxes paid		(11,906)	(15,956)	(15,673)
Net cash from operating activities		353,011	258,645	168,077
INVESTING ACTIVITIES:
Acquisition of intangible assets	13	(222,288)	(185,493)	(154,266)
Acquisition of property and equipment		(5,367)	(14,786)	(8,288)
Acquisition of subsidiaries, net of cash acquired	3	(27,060)	(12,844)	(56,245)
Proceeds from dissolution of equity-accounted investee		—	15,172	—
Acquisition of financial assets		—	(3,716)	—
Contribution to equity-accounted investee		—	—	(27,873)
Other investing activities, net		(168)	(423)	105
Net cash used in investing activities		(254,883)	(202,090)	(246,567)
FINANCING ACTIVITIES:
Payment of lease liabilities	15	(7,830)	(7,983)	(5,958)
Purchase of treasury shares	18	(28,725)	(9,022)	(3,837)
Principal payments on bank debt	19	(150)	(620)	(420,685)
Change in bank overdrafts	19	(46)	(7)	(23)
Acquisition of non-controlling interests	3	—	—	(28,245)
Transaction costs related to borrowings		—	—	(1,100)
Net cash used in from financing activities		(36,751)	(17,632)	(459,848)
Net increase (decrease) in cash and cash equivalents		61,377	38,923	(538,338)
Cash and cash equivalents as of January 1		277,174	243,757	742,773
Effects of movements in exchange rates		9,806	(5,506)	39,322
Cash and cash equivalents as of December 31		348,357	277,174	243,757

1 - Certain comparative amounts have been reclassified to conform with the current year presentation. Refer to Note 1.5 for further information.

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

The Company’s ordinary shares are currently listed on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “SRAD”.

The consolidated financial statements for the financial year ended December 31, 2024 were approved and authorized for issue by the Company’s board of directors on March 19, 2025.

1.2 Basis of preparation

The consolidated financial statements have been prepared in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on an accrual basis applying the historical cost concept, except for certain financial instruments that are measured at fair value.

The accounting policies set out below comply with each respective IFRS effective at the end of the Company’s reporting period, which was December 31, 2024. They have all been applied consistently throughout the year and the preceding years.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022. A subsidiary is an entity controlled by the Company. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

1.5 Reclassification of prior year presentation

For the year ended December 31, 2024, the Company has changed the presentation of expenses related to sport rights in its consolidated statements of profit or loss and other comprehensive income. Previously, these expenses were split between ‘Purchased services and licenses (excluding depreciation and amortization)’, representing the portion of related sport rights expenses which were not eligible for capitalization, and ‘Depreciation and amortization’, representing the portion of related sport rights expenses which were capitalized. However, starting from the year ended December 31, 2024, the expenses are combined and presented under a new line item titled ‘Sport rights expenses (including amortization of capitalized sport rights licenses)’. This has also resulted in a change in presentation in the cash flow statement, removing the lines ‘Amortization and impairment of intangible assets’, and ‘Depreciation of property equipment’ and replacing them with ‘Amortization of capitalized sport rights licenses’, ‘Depreciation and amortization (excluding amortization of capitalized sport rights licenses)’, and ‘Impairment losses on goodwill and intangible assets’. Certain prior year amounts have been reclassified for consistency with the current year presentation. Refer to Note 6 for detail of these amounts.

The change in presentation intends to provide more relevant and reliable information to the users of the financial statements. This reclassification aligns the presentation of Sport rights expenses with the nature of the costs and the way they are managed internally. Refer to Note 2.7 and 2.8 for relevant accounting policies.

Note 2. Material accounting policy information

2.1 New and amended standards and interpretations

The following IFRS amendments and interpretations are effective from January 1, 2024:

●	Amendments to IFRS 16: Lease Liability in a Sale and Leaseback
●	Amendments to IAS 1: Classification of Non-current liabilities with covenants
●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current
●	Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current. The amendments have not had an impact on the classification or disclosure of the Company’s liabilities.

2.2 Standards and interpretations issued but not yet effective

The following new and revised standards and interpretations are issued but are not yet effective and were not early adopted by the Company in preparing these consolidated financial statements.

		Planned
		application by
	Effective	Sportradar in
Standard or interpretation	date	reporting year
Amendments to IAS 21: Lack of Exchangeability	January 1, 2025	2025
Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	January 1, 2026	2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026	2026
Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity	January 1, 2026	2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027	2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027	2027

The amendments to IAS 21 are not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 18 will replace IAS 1 Presentation of Financial Statements and is expected to have a material impact on the presentation of the Company’s consolidated financial statements. The new standard addresses the following new key concepts:

●	The structure of the statement of profit or loss and statement of cash flows;
●	Required disclosures around management-defined performance measures (MPMs); and
●	Enhanced principles on aggregation and disaggregation within the financial statements.

The Company is in the process of assessing the impact this new standard will have on its consolidated financial statements, and is also currently assessing the impact the remaining new standards, new interpretations, and amended standards are expected to have on the consolidated financial statements.

2.3 Use of judgments, estimates and assumptions

In preparing the consolidated financial statements, management is required to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of revenue and expenses, assets, liabilities and disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (a) the estimate or assumption is complex in nature or requires a high degree of judgment and (b) the use of different judgments, estimates and assumptions could have a material impact on the Company’s consolidated financial statements.

The most significant of these judgments, estimates and assumptions relate to accounting for newly acquired or modified sport rights licenses and assessing the fair value of acquired assets and liabilities accounted for through business acquisitions and fair value of consideration transferred. Management evaluates its estimates on an ongoing basis using the most current and available information. However, actual results may differ significantly from estimates. Changes in estimates are recorded in the period in which they become known.

a)Newly acquired or modified sport rights licenses

The Company typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. As described in Note 2.10 below, certain license agreements fulfill the definition of an intangible asset. For license agreements that meet the definition of an intangible asset, there remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy. If the license agreements have a non-cancellable contract term of more than one year and if they require guaranteed minimum license payments, management believes that the recognition criteria of IAS 38 (“the recognition criteria”) are generally satisfied at commencement of the license term. The license agreements entered into by Sportradar are complex and the specific rights granted vary by agreement. Therefore, the determination of capitalization or expense recognition involves a significant degree of judgement.

At initial recognition, license assets are measured at cost. As described in Note 2.10 below, costs include the discounted contractually agreed and in-substance fixed minimum license payments over the non-cancellable contract term and, when applicable, amounts arising from barter transactions and fair value of equity instruments granted. Due to the varied and complex payment terms and conditions of license agreements, determination of contractually-agreed and in-substance fixed minimum license payments for each capitalized license asset involves a significant degree of judgement. When granted as part of license agreements, the fair value of equity instruments rely on valuation models with input assumptions for volatility, expected term, and risk-free rate. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but depending on the terms of a specific arrangement, may be inherently uncertain and unpredictable and, as a result, actual values may differ from estimates.

b)Fair value acquired assets and liabilities in business combinations and fair value of consideration transferred

The Company accounts for acquisitions in accordance with IFRS 3 Business Combinations as described in Note 2.4 below. The fair value of consideration transferred is allocated to the assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. All valuation methods rely on various assumptions such as estimated future expected cash flows from acquired technology, customer contracts and tradenames, remaining economic useful life, discount rates, and terminal growth rates. Contingent consideration is measured at fair value and recognized as part of the consideration transferred at acquisition date. The initial measurement of the fair value of contingent consideration is based on an assessment of the facts and circumstances that exist at the acquisition date.

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

2.4 Business combinations

The Company applies the acquisition method to account for business combinations when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired include, at a minimum, an input and substantive process and where the acquired set has the ability to produce outputs. The consideration transferred for the acquisition is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquired entity and the equity interests issued by the Company. The consideration transferred includes the fair values of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity at the non-controlling interest’s proportionate share of the recognized amounts of the acquired entity’s identifiable net assets.

Acquisition-related costs are expensed as incurred. Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration, whether deemed to be an asset or liability, are recognized in the consolidated statements of profit or loss and other comprehensive income. For further information on business combinations, refer to Note 3.

2.5 Foreign currency

In preparing the financial statements of individual entities of the Company, transactions in foreign currencies are translated to the respective functional currency of the applicable Sportradar entity using the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are subsequently translated to the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured based on historical cost in a foreign currency are not subsequently translated. When translating the subsidiary’s respective functional currencies into Sportradar’s presentation currency, which is Euro, assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated using the exchange rates at the reporting date. Income and expense items are translated using the average exchange rates prevailing during the year. Equity is translated at historical exchange rates. All resulting foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. If a foreign operation is entirely disposed of or control is lost due to a partial disposal, the cumulative amount of the translation reserve relating to that foreign operation is reclassified to profit or loss and is part of the gain or loss on disposal.

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

2.7 Purchased services

Purchased services consists primarily of fees paid to data journalists and freelancers for gathering sports data, fees to sales agents, production costs, consultancy fees, IT development costs, as well as internet data traffic costs and cloud (hosting) costs and other external service costs. These costs are primarily expensed as they are incurred.

2.8 Sport rights expenses

Sport rights expenses consists of (a) the portion of sport rights expenses that have not been capitalized which are expensed as incurred, and (b) amortization of sport rights which have been previously capitalized. For further details on the capitalization of sport rights, refer to Note 2.10.

2.9 Income taxes

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

2.10 Intangible assets

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

License agreements

Sportradar typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. Those license agreements may include rights to live and past game data, live videos and marketing rights. Such license agreements fulfil the definition of an asset except where rights granted solely relate to live events (i.e., live data and/or videos). Such license agreements fulfil the definition of an intangible asset because they arise from contractual rights and are therefore considered identifiable non-monetary assets without physical substance. In addition, the Company also exercises control over the rights granted because the Company is able to obtain future economic benefits, such as income from selling official data and/or videos, among other items, and can restrict others from doing so. License agreements that meet the definition of an intangible asset and meet the recognition criteria are recognized as license intangible assets at commencement of the license term. License agreements that do not meet the definition of an intangible asset or do not meet the recognition criteria are recognized as expenses when they occur.

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

The Company generally amortizes its license agreements on a straight-line basis over the respective seasons. Amortization expense is recorded under sport rights expenses (including amortization of capitalized sport rights licenses) in the consolidated statements of profit or loss and other comprehensive income.

For changes in payments resulting from re-negotiations due to reduced benefits from the license management, credit notes received from the sport rights holders are recognized against license fees payables included within trade payables in the consolidated statements of financial position. The same amount is then recognized as a disposal of the respective intangible asset considering the lower service potential due to suspension and cancellation of sporting events.

Internally-developed software

Research costs are expensed as incurred, and development costs are only recognized as internally-developed software (internally generated intangible assets) if all recognition criteria stipulated in IAS 38 are met. Only expenses that can be directly allocated to development projects are capitalized. The amount initially recognized for internally-developed software is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria. Subsequent to initial recognition, development costs are measured at cost less accumulated amortization and any accumulated impairment losses. Internally-developed software is amortized on a straight-line basis over the estimated useful life of the assets ranging from 3-5 years. The amortization expense is recorded under depreciation and amortization (excluding amortization of capitalized sport rights licenses) in the consolidated statements of profit or loss and other comprehensive income.

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

Generally, intangible assets are amortized on a straight-line basis over the shorter of their contractual term or their estimated useful lives (5 years for brand names, 5-10 years for customer base, and 2-10 years for technology). The amortization expense is recorded under depreciation and amortization (excluding amortization of capitalized sport rights licenses) in the consolidated statements of profit or loss and other comprehensive income. The expense of low value assets is recorded in other operating expenses.

Other intangible assets with indefinite useful lives as well as goodwill are not amortized but tested for impairment annually. Impairment losses on these assets are presented as a separate line in the consolidated statements of profit or loss and other comprehensive income.

2.11 Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets (ranging from 5-12 years for office buildings and 3-15 years for other facilities and equipment). Depreciation expense of property and equipment is recorded under depreciation and amortization (excluding amortization of capitalized sport rights licenses) in the consolidated statements of profit or loss and other comprehensive income.

2.12 Impairment of non-financial assets

The Company assesses at each reporting date whether there is a trigger that non-financial assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Irrespective of whether there is any indication of impairment, the Company tests goodwill acquired in a business combination, intangible assets not yet available for use and intangible assets with an indefinite useful life for impairment at least annually during its fourth quarter.

For impairment testing, assets other than goodwill are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGU”). For the purposes of goodwill impairment testing, goodwill has been allocated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. In January 2024 the Company completed a series of strategic actions to streamline its organizational structure, which resulted in certain changes to its operating segments. Refer to Note 5 for further information. Effective for the year ended December 31, 2024, for the purposes of goodwill impairment testing, the Company allocates all of its goodwill to the Company as a whole, since this is the level at which goodwill is monitored for internal management purposes. For the year ended December 31, 2023, the Company was subject to the operating segment ceiling test, resulting in goodwill being measured and tested at the segment level which was consistent with its CGUs. Refer to Note 13.1.

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

Impairment tests of goodwill are performed based on the financial budgets most recently prepared by the Company. The budgets are based on historical experience and represent management’s best estimates about future developments. Budgeted adjusted EBITDA is estimated taking into account the average cash flow growth levels experienced over the past years and the estimated sales volume and price growth for the next two years. Sales volumes, sales prices and variable cost assumptions are derived from industry forecasts, forecasts for the regions in which the Company operates, internal management projections and past performance. Cash flow projections beyond the budget period are applied based on internal management projections for the remainder of the five-year period. The cash flows are initially discounted at a rate corresponding to the post-tax cost of capital. Pre-tax discount rates are then determined iteratively for disclosure purposes. The resulting value in use is then compared to the carrying amount. The key assumptions used in the annual impairment test are disclosed in Note 13.1.

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

2.13 Leases

The Company leases property, primarily office buildings. The leases are individually negotiated and include a variety of different terms and conditions in different countries and run for a period of one to 18 years. The period, where applicable, includes extension options in accordance with the applicable lease contract.

When entering into a contract, the Company determines whether an arrangement contains a lease at its inception. An arrangement contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use (“ROU”) assets are presented within property and equipment while lease liabilities are presented within loans and borrowings on the consolidated statements of financial position.

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. ROU assets and lease liabilities are recorded at the present value of the lease payments over the lease term, adjusted for lease payments at or before the commencement date. ROU assets are also adjusted for any initial direct costs incurred. In determining the present value of lease payments, the Company generally uses its borrowing rate, as the implicit rate is not available for most leases. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, and payments arising from options reasonably certain to be exercised.

The Company depreciates the right-of-use asset on a straight-line basis from the commencement date to the end of the lease term. The Company also assesses the right-of-use asset for impairment if any indicators exist.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including other facilities and equipment. The payments in relation to these leases are recognized in the consolidated statements of profit or loss and other comprehensive income on a straight-line basis over the lease term.

2.14 Financial instruments

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

The Company applies a practical expedient to calculate ECLs on receivables and contract assets that do not contain a significant financing component using a provision matrix. This matrix is based on information such as delinquency status and actual credit loss experience over the last four years of historical data and based on current and forward-looking information on macroeconomic factors. The provision matrix is applied to all outstanding trade receivables by aging group to determine the actual ECL. The Company considers the contract assets to be current and use the same default rate as the “not overdue” trade receivables aging bucket to calculate the ECL provision.

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

2.15 Share-based payments

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

For further details on share-based payments, refer to Note 29.

2.16 Earnings per share

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

Note 3. Business combinations

Business combinations during the year ended December 31, 2024

Acquisition of XL Media

On November 13, 2024, the Company acquired certain assets from XLMedia PLC (“XL Media”), a global digital media company which creates online content to attract audiences and connect them to relevant advertisers. The assets acquired were transferred to existing subsidiaries of the Company and comprise XL Media’s operations in the US gambling affiliates market, enabling the Company to expand into this market. Included in the assets acquired are inputs (intellectual property rights and media contracts) and an assembled workforce. The Company has concluded that the acquired assets, together with the processes the assembled workforce can provide, are capable of generating revenue, and therefore constitute a business. The final purchase price consisted of cash consideration totaling €16.2 million, which has been included in cash used in investing activities in the consolidated statement of cash flows for the year ended December 31, 2024. The fair value of the contingent consideration as of November 13, 2024 was €2.6 million.

The fair values of the identifiable assets and liabilities of XL Media as of the date of acquisition are as follows:

in €‘000	As of November 13, 2024
Brand Name	4,810
Customer Base	3,392
Technology	231
Total assets acquired	8,433
Goodwill	10,387
Consideration transferred	18,820

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, appraisals and market comparables.

The goodwill mainly reflects XL Media`s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

During the year ended December 31, 2024, the seller achieved contingent consideration milestones totaling €1.0 million to be paid in 2025. All contingent consideration was determined as of December 31, 2024, and as such the change in fair value between the consideration achieved and the initial fair value as of November 13, 2024 has been recognized in profit from continuing operations during the year.

Transaction costs of €0.5 million were incurred and included in other operating expenses for the years ended December 31, 2024.

Business combinations during the year ended December 31, 2023

Acquisition of Aforoa Ltd

On January 12, 2023, the Company acquired 100% of the voting interest in Aforoa Ltd (“Aforoa”, whose name was subsequently changed to Sportradar Cyprus Limited), a Cyprus based provider of software solutions which uses AI, machine learning and computer vision to collect and analyze data from live sports streams and videos. The final purchase price consisted of cash consideration totaling €4.9 million. The fair value of the contingent consideration as of January 12, 2023 was €1.4 million.

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

During the year ended December 31, 2024, the seller achieved contingent consideration milestones totaling €0.8 million to be paid in 2025.

The change in the fair value measurement of the contingent consideration liability (level 3) is summarized as follows:

in €‘000
As of January 12, 2023	1,400
Net fair value changes recognized in profit from continuing operations during the year	214
As of December 31, 2023	1,614
Payments during the year	(802)
Net fair value changes recognized in profit from continuing operations during the year	(49)
As of December 31, 2024	763

The cash flows arising from the acquisition of Aforoa during the year ended December 31, 2023 were as follows:

Year Ended
in €‘000	December 31, 2023
Cash consideration paid for acquisition of subsidiary	(4,968)
Cash acquired with the subsidiary	48
Net cash paid for acquisition (included in cash used in investing activities)	(4,920)

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

Acquisition of Vaix Limited

On April 6, 2022, the Company acquired 100% of the voting interest in Vaix Limited (“Vaix”), a private company incorporated in England and Wales with a wholly-owned subsidiary incorporated in Greece, Vaix Greece IKE. Vaix develops AI solutions for the iGaming Industry. Vaix’s innovative AI technology allows betting and gaming operators to gain a personalized view of their customers, which provides a more targeted, player-friendly experience. The Company paid at closing a purchase price in cash of €21.7 million. If certain milestones stipulated in the purchase agreement are achieved, the seller will receive up to €23.4 million as cash payments to be paid in three tranches in addition to the initial purchase consideration. The fair value of the contingent consideration as of April 6, 2022 was €18.8 million.

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

During the year ended December 31, 2024, the seller achieved contingent consideration milestones totaling €7.6 million to be paid in 2025.

The change in the fair value measurement of the contingent consideration liability (level 3) is summarized as follows:

in €‘000
As of April 6, 2022	18,800
Net fair value changes recognized in profit from continuing operations during the year	739
As of December 31, 2022	19,539
Payments during the year	(5,800)
Net fair value changes recognized in profit from continuing operations during the year	(2,065)
As of December 31, 2023	11,674
Payments during the year	(5,500)
Net fair value changes recognized in profit from continuing operations during the year	1,459
As of December 31, 2024	7,633

The cash flows arising from the acquisition of Vaix during the year ended December 31, 2022 were as follows:

Year Ended
in €‘000	December 31, 2022
Cash consideration paid for acquisition of subsidiary	(21,681)
Cash acquired with the subsidiary	689
Net cash paid for acquisition (included in cash used in investing activities)	(20,992)
Transaction costs of the acquisition (included in cash from operating activities)	(373)
Net cash outflow on acquisition of subsidiary	(21,365)

Since the acquisition, the revenue, net loss before tax and net loss amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022 are €3.3 million, €0.4 million and €0.2 million, respectively.

Acquisition of Ortec Sports B.V.

On April 28, 2022, the Company acquired 100% of shares in Ortec Sports B.V., a Dutch limited liability company, whose name was subsequently changed to Sportradar B.V., for the cash purchase price of €5.7 million. The acquired business was a provider of technology and analytics for professional teams, national associations, and commercial organizations.

The fair values of the identifiable assets and liabilities of the acquired business as of the date of acquisition are as follows:

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

The goodwill mainly reflects the acquired business’s workforce and synergies to complement and extend Sportradar`s product suite and strategic growth. Goodwill is not expected to be deductible for tax purposes.

The cash flows arising from this acquisition during the year ended December 31, 2022 were as follows:

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

Acquisition of additional interest in NSoft Group

The NSoft Group, comprising NSoft d.o.o. (“NSoft”), Mostar, Bosnia and Herzegovina and its wholly-owned subsidiaries STARK Solutions d.o.o., a company incorporated in Bosnia and Herzegovina, and N-Soft Solutions d.o.o., a company incorporated in Croatia, traditionally acted as a partner for Sportradar. The NSoft group is a leading provider of betting software and offers a retail portfolio of games to bookmakers operating in the Eastern European market. Until April 28, 2022, Sportradar held 40% of the shares of NSoft. On April 29, 2022, the Company acquired an additional 30% for cash consideration of €12.0 million, increasing its ownership to 70%. As of December 31, 2022, NSoft was a consolidated entity of the Company.

Transaction costs of €0.3 million were incurred and included in other operating expenses for the year ended December 31, 2022.

For the year ended and as of December 31, 2021, NSoft was an associate and accounted for using the equity method of accounting. The fair value of the previous held interest in NSoft on the date of acquisition was €16.2 million. The Company’s carrying value on the date of acquisition of the additional interest was €8.3 million. A gain of €7.7 million has been recognized on the remeasurement of the previously held equity-accounted investee within the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022.

In October 2024, the Company entered into a call option agreement with the minority owner of NSoft, giving the Company the right to purchase the remaining 30% of NSoft. No cash consideration was exchanged at the time of entering this agreement, and there is no obligation of the Company to exercise its option. As of December 31, 2024, the option had not been exercised, nor had any payments been made, therefore there are no transactions to recognize as of or for the year-ended December 31, 2024.

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

Acquisition of Bettech Gaming (PTY) LTD

On August 4, 2022, Sportradar acquired 100% of the shares of Bettech Gaming (PTY) LTD (“BetTech”), a betting platform based in Cape Town, South Africa from the Company’s Chief Executive, Carsten Koerl, and minority shareholders for consideration of €7.0 million. The Company’s acquisition of BetTech was an acquisition under common control and was a related party transaction (refer to Note 26).

Immediately upon closing of the Company’s acquisition of BetTech, the Company contributed 100% of the shares of BetTech based on an enterprise value of €10.0 million to SportTech AG (SportTech), in addition to cash payments totaling €27.9 million, for a 49% ownership in SportTech. The Company recorded a €3.0 million gain upon contribution of BetTech as part of additional paid-in capital for the year ended December 31, 2022. As SportTech was an associate of the Company, the contributions in 2022 were a related party transaction (refer to Note 26).

On May 31, 2023, the Company sold its 49% interest in SportTech to the majority shareholder, Ringier AG (“Ringier”), at which time BetTech was acquired and became a wholly-owned subsidiary of the Company. The Company’s board of directors simultaneously approved a plan to sell BetTech and BetTech was classified as disposal group held for sale until the date it was sold. BetTech was sold to a third party on November 30, 2023 and is not a subsidiary of the Company as of December 31, 2023 (refer to Note 27).

Note 4. Revenue from contracts with customers

Revenue for the Company’s major product groups consists of the following for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
in €‘000	2024	2023	2022
Betting Technology & Solutions
Betting and Gaming Content	707,119	530,099	444,280
Managed Betting Services	199,871	173,391	135,157
Total Betting Technology & Solutions	906,990	703,490	579,437
Sports Content, Technology & Services
Marketing & Media Services	146,919	126,629	105,478
Sports Performance	40,366	39,758	37,412
Integrity Services	12,281	7,744	7,861
Total Sports Content, Technologies & Services	199,566	174,131	150,751
Total Revenue	1,106,556	877,621	730,188

Performance obligations and revenue recognition policies

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it provides a service to a customer.

Betting Technology & Solutions:

Betting Technology & Solutions primarily serve betting operator clients by providing reliable and comprehensive sports data and content from sporting events across the world, as well as virtual sports and games, along with liability and player, trading, and risk management via our managed trading platform. These solutions are comprised of Betting and Gaming Content and Managed Betting Services. Betting and Gaming Content is further comprised of Live Data and Odds Services, Streaming & Betting Engagement solutions, and iGaming solutions.

Live Data and Odd Services:

For live data and odd services clients, a service is provided for an agreed number of matches, with sports data to be retrieved on demand over a contract period (referred to as the stand ready service). Customers also have the ability to select additional matches (“single match booking” or “SMB”) over and above the agreed upon package. The SMBs are a separate contract for distinct services sold at their stand-alone prices.

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

There are certain sport betting contracts with customers that incorporate a revenue share scheme. The Company receives a share of revenue based on the gaming revenue generated from the betting activity on the match. The revenue share gives rise to variable consideration for each match, which is initially constrained until the point in time when the customer generates gaming revenue. The revenue share is generated from live betting events and recognized at the point in time of the actual customer sale performance. The Company’s fee on the revenue share is recognized at the point of time the customer has itself generated gaming revenue from an individual bet, which is the difference between the bet and the payout.

Streaming & Betting Engagement:

Streaming & Betting Engagement solutions generates revenue from the sale of a live streaming solution for online, mobile and retail sport betting offers. The stand ready service is provided over a period of time. As the performance obligations and associated method of satisfaction measurement are substantially the same, the stand ready service represents a series. In general, there is one performance obligation for the series and, therefore, revenue is recognized on a straight-line basis over the contract term. Should the customer have demand that exceeds the level of performance in the contract, Sportradar provides this additional service level at the standalone market selling price. The additional obligation is satisfied, and the revenue recorded in the period of over performance.

iGaming:

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

Managed Betting Services (“MBS”):

MBS includes Managed Trading Services (“MTS”) and Sports Betting & iGaming Platform (formerly Managed Sportsbook Services or MSS).

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

Sports Betting & iGaming Platform provides a complete turnkey solution (including platform set-up and continuous access support). The platform set-up fee is recognized over the time the platform is built. Access fees are recognized on a monthly basis or on the basis of actual performance for revenue share arrangements.

Sports Content, Technology & Solutions:

These services consist of Marketing & Media services, Sports Performance and Integrity services:

Marketing & Media services revenue:

The Company provides marketing solutions and technology including services for brands, rightholders, betting and gaming operators and media companies. Customers generally agree to marketing commitments, either on a per campaign basis or for a fixed period commitment. Revenue is recognized over the time when the services are performed or equally over the contract term. Marketing services also include digital advertising services where the Company is buying advertising inventory and reselling inventory to its customers. Under these arrangements, the Company may act as either a principal or as an agent which may require judgement to determine if the nature of the Company’s obligation to the customer is to provide the specified goods or services, or to arrange for those goods or services to be provided by the other party.

Sports Performance revenue:

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

Integrity services revenue:

Integrity services consists of monitoring, intelligence, education, and consultancy solutions for sports organizations, state authorities, and law enforcement agencies to support them in the fight against match-fixing and corruption. Revenue is primarily recognized on a straight-line basis over the contract term.

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

Contract assets and liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. These timing differences, and barter deals with sport rights licensors, result in contract assets or contract liabilities. Refer to Note 16 and Note 23 for further details.

Note 5. Segmental information

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of the Company for the purpose of making decisions about resource allocation and performance assessment.

In October 2023, the Company initiated several measures to ensure greater efficiency and to realign its business and strategic priorities. The restructuring measures were completed in January 2024 upon announcement of the new global organization and leadership structure. In light of these organizational changes, the Company reassessed its segment identification analysis under this guidance, and concluded that effective January 1, 2024, discrete financial information was available and used by the CODM to allocate resources solely on a consolidated basis, therefore the Company has only one operating and reporting segment. In accordance with IFRS 8, due to the change in segments, the corresponding information for historic periods has been restated for comparability with the current presentation. Operating results of the Company can be seen in the consolidated statement of profit or loss and other comprehensive income.

Geographic information

The geographic information analyzes the Company’s revenue by region, country of domicile (Switzerland) and any country that accounts for more than 10% of revenue during the years ended December 31, 2024, 2023 and 2022. Revenue for Switzerland was €9.6 million, €9.2 million and €10.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Revenue for United States was €262.8 million, €166.0 million and €127.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. In presenting the geographic information, revenue is attributed based on the geographic billing location of customers, aligned with the primary economic environment in which they operate.

Revenue	Years Ended December 31,
in €‘000	2024	2023	2022
North America	301,269	195,883	151,781
Africa	26,918	23,308	26,292
AsiaPac & Middle East	116,466	108,412	82,591
Europe	562,024	464,012	400,798
LATAM & Caribbean	99,879	86,006	68,726
Total	1,106,556	877,621	730,188

The geographic information analyzes the Company’s non-current assets by the Company’s country of domicile (Switzerland) and other countries. In presenting the geographic information, the non-current assets are based on the entity that holds the associated assets. Non-current assets exclude deferred tax assets and other financial assets.

Non-current assets	As of December 31,
in €‘000	2024	2023
Switzerland	1,218,323	1,307,794
Germany	57,790	59,535
United States	230,903	225,759
Other countries[1]	173,028	183,351
Total	1,680,044	1,776,439

1No individual country represented more than 10% of the total.

Major customer

The Company did not have any individual customer that accounted for more than 10% of revenue during the years ended December 31, 2024, 2023 and 2022.

Note 6. Purchased services and sport rights expenses

Reclassification of sport rights expenses

The following tables shows the reclassification of sport rights expenses in the consolidated statement of profit or loss and other comprehensive income as described in Note 1.5:

	Year-Ended
	December 31, 2023
	Previously
	reported in		Currently
in €‘000	Form 20-F	Reclassifications	reported
Purchased services and licenses (excluding depreciation and amortization)[1]	(205,876)	54,171	(151,705)
Depreciation and amortization[2]	(206,362)	160,018	(46,344)
Sport rights expenses	—	(214,189)	(214,189)

1 - This line is now “Purchased services” in the consolidated statement of profit or loss and other comprehensive income

2 - This line is now “Depreciation and amortization (excluding amortization of capitalized sport rights licenses)” in the consolidated statement of profit or loss and other comprehensive income

	Year-Ended
	December 31, 2022
	Previously
	reported in		Currently
in €‘000	Form 20-F	Reclassifications	reported
Purchased services and licenses (excluding depreciation and amortization)[1]	(175,997)	46,812	(129,185)
Depreciation and amortization[2]	(184,813)	140,200	(44,613)
Sport rights expenses	—	(187,012)	(187,012)

1 - This line is now “Purchased services” in the consolidated statement of profit or loss and other comprehensive income

2 - This line is now “Depreciation and amortization (excluding amortization of capitalized sport rights licenses)” in the consolidated statement of profit or loss and other comprehensive income

The following tables shows the reclassifications of the related amounts in the consolidated statement of cash flows as described in Note 1.5:

	Year-Ended
	December 31, 2023
	Previously
	reported in		Currently
in €‘000	Form 20-F	Reclassifications	reported
Amortization and impairment of intangible assets	201,620	(201,620)	—
Depreciation of property and equipment	14,596	(14,596)	—
Amortization of capitalized sport rights licenses	—	160,018	160,018
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	—	46,344	46,344
Impairment losses on goodwill and intangible assets	—	9,854	9,854
Net cash from operating activities	258,645	—	258,645

	Year-Ended
	December 31, 2022
	Previously
	reported in		Currently
in €‘000	Form 20-F	Reclassifications	reported
Amortization and impairment of intangible assets	172,831	(172,831)	—
Depreciation of property and equipment	11,982	(11,982)	—
Amortization of capitalized sport rights licenses	—	140,200	140,200
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	—	44,613	44,613
Net cash from operating activities	168,077	—	168,077

The following table represents purchased services after the above reclassifications:

	Years Ended December 31,
in €‘000	2024	2023	2022
Production costs	69,379	40,742	40,249
Ads costs and operational fees	40,115	32,049	27,665
Consultancy fees	24,120	27,694	19,426
Data journalist and freelancer fees	22,352	24,148	23,650
Variable service fees	8,854	6,251	5,505
Cost of materials and goods	2,808	13,682	3,207
Sales agents	2,042	2,694	2,987
Other costs	5,912	4,445	6,496
Total	175,582	151,705	129,185

The following table shows the composition of sport rights expenses after the above reclassifications:

	Years Ended December 31,
in €‘000	2024	2023	2022
Non-capitalized sport rights expenses	118,490	54,171	46,812
Amortization of capitalized sport rights	233,945	160,018	140,200
Total sport rights expenses	352,435	214,189	187,012

Note 7. Other operating expenses

The following table represents other operating expenses:

	Years Ended December 31,
in €‘000	2024	2023	2022
Legal and other consulting expenses	29,912	28,778	42,952
Software-as-a Service and similar rights	20,398	17,614	13,664
Travel expenses	10,082	8,742	6,524
Marketing expenses	9,193	7,830	7,798
Insurance	4,342	6,618	12,225
Office expenses	5,403	5,082	3,772
Telecommunication and IT expenses	2,891	4,994	4,652
Other external and administrative costs	11,316	9,785	4,304
Total	93,537	89,443	95,891

Note 8. Foreign currency (losses) gains, net

The following table represents foreign currency losses and gains, net:

	Years Ended December 31,
in €‘000	2024	2023	2022
Foreign currency gains	50,707	65,594	101,627
Foreign currency losses	(88,930)	(42,389)	(74,937)
Total	(38,223)	23,205	26,690

For additional information related to the Company’s exposure to foreign currency, refer to Note 24.6.

Note 9. Finance income

The following table represents finance income:

	Years Ended December 31,
in €‘000	2024	2023	2022
Interest income	9,285	7,683	5,250
Other finance income	1,667	5,165	—
Total	10,952	12,848	5,250

Note 10. Finance costs

The following table represents finance costs:

	Years Ended December 31,
in €‘000	2024	2023	2022
Interest expense
Accrued interest on license fee payables	71,892	27,369	17,282
Interest on loans and borrowings	5,280	3,745	22,121
Other interest expense	298	337	634
Other finance costs
Other finance costs	1,400	2,280	1,410
Total	78,870	33,731	41,447

Note 11. Income taxes

The following income taxes are recognized in profit from continuing operations:

Income taxes	Years Ended December 31,
in €‘000	2024	2023	2022
Current tax expense:
Current year	12,277	9,251	11,540
Changes in estimates related to prior years	(547)	(1,245)	(187)
Deferred tax expense:
Origination and reversal of temporary differences	(9,924)	1,545	(9,354)
Tax step-up write-down	2,200	3,000	5,300
Recognition of previously unrecognized deferred tax assets	(15,066)	—	—
Income tax (benefit) expense reported in profit from continuing operations	(11,060)	12,551	7,299

International Tax Reform—Pillar Two Model Rules

The Organization for Economic Co-operation and Development (“OECD”) has published Global Anti-Base Erosion (“GloBE”) Model Rules, which include a minimum 15% tax rate by jurisdiction (“Pillar Two”). Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. The Company is not in scope of the enacted or substantively enacted legislation as its consolidated revenue does not exceed €750 million in at least two of the four years preceding the year ended December 31, 2024.

As the Company will be in scope of the new Pillar Two regulation for the year ending December 31, 2025, it has initiated a specific project to implement Pillar Two model rules. The relevant set of Pillar Two rules provides for a transition period in which the in-scope multinational groups may avoid performing the complex GloBE calculations required by the new legislation. In particular, Pillar Two legislation provides for transitional safe harbor (“TSH”) rules that apply to the first three fiscal years following the entry into force of the relevant regulation. Based on the analysis in progress, the Company should benefit from the TSH rules in 2025 in the jurisdictions it operates in, therefore, the Company is not expecting any material impact of the Pillar Two rules in 2025. The Company is continuing to follow Pillar Two legislative developments to evaluate the potential future impact on the Company’s consolidated results of operations, financial position and cash flows beginning in 2025.

Income tax regulations for Switzerland:

The effective tax rate for Sportradar increased from 9.0% to 14.5% as of January 1, 2020. Because of this, entities including Sportradar AG, the Company’s primary operating company, which previously benefited from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years (Tax-step up). Within Sportradar AG this tax-free step-up amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the Company balance sheet. In 2022, 2023, and 2024 write-downs on the previously recognized deferred tax asset were recognized in the amount of €5.3 million, €3.0 million and €2.2 million, respectively, given the expectation on the usage of the expected tax benefits in Switzerland were reduced. As of December 31, 2024 the deferred tax asset amounts to €5.1 million.

The reconciliation of the changes in the net deferred tax asset (liability) recognized in the consolidated statements of financial position:

in €‘000	2024	2023
Net deferred tax asset as of January 1,	(4,932)	966
Additions from business combinations	—	(340)
Recognized in other comprehensive income	26	130
Recognized in profit from continuing operations	22,789	(4,545)
Foreign currency translation adjustment	(550)	(1,143)
Net deferred tax asset (liability) as of December 31,	17,333	(4,932)

The changes during the year ended December 31, 2024 are primarily attributable to recognition of deferred tax assets on unused tax losses in Sportradar Group AG and temporary differences on unrealized foreign exchange rate losses on license payables. The changes during the year ended December 31, 2023 are primarily attributable to additions due to the acquisition of Aforoa during the year (refer to Note 3), the impairment of intangible assets, and the additional write-off of the tax step-up during the year ended December 31, 2023.

The deferred tax assets and (liabilities) relate to the following items:

	December 31,
	2024		2023
	Consolidated		Consolidated
	statement of	Consolidated	statement of	Consolidated
	financial	statement of	financial	statement of
in €‘000	position	profit or loss	position	profit or loss
Other assets and prepayments	9,397	(1,604)	11,001	1,015
Intangible assets	(19,907)	11,903	(31,261)	(5,057)
Trade and other payables	1,232	(7,804)	9,036	848
Tax loss carry-forward	16,254	11,411	4,843	230
Tax step-up (write-down)	5,100	(2,200)	7,300	(3,000)
Other assets non-current	(1,781)	(1,240)	(541)	5,401
Other	7,038	12,323	(5,310)	(3,982)
Deferred tax income (expense)		22,789		(4,545)
Net deferred tax asset (liability)	17,333		(4,932)
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	36,376		16,383
Deferred tax liabilities	(19,043)		(21,315)
Deferred tax asset (liability), net	17,333		(4,932)

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Group AG at 14.3%, 14.3% and 14.4% for the years ended December 31, 2024, 2023 and 2022, respectively. The differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €‘000	2024	2023	2022
Net income before tax	22,552	47,196	17,790
Applicable tax rate	14.3%	14.3%	14.4%
Tax expense applying the Company tax rate	(3,223)	(6,744)	(2,562)
Effect of tax losses and tax offsets not recognized as deferred tax assets	2,725	(2,276)	1,134
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	15,066	—	—
Changes in estimates related to prior years	547	1,245	187
Effect of non-deductible expenses	(779)	(1,337)	(3,020)
Effect of non-taxable remeasurement of previously held equity-accounted investee	—	—	1,116
Effect of difference to the Company tax rate	(1,752)	517	854
Other effects	676	(956)	292
Tax step-up write-down	(2,200)	(3,000)	(5,300)
Income tax benefit (expense)	11,060	(12,551)	(7,299)
Effective tax rate	(49.0)%	26.6%	41.0%

For the year ended December 31, 2022, the effect of tax losses primarily relates to gains in the Company’s Luxembourg subsidiary and Sportradar Group AG in which unused tax losses are yet to be recognized. The effect of tax losses is partially offset by losses attributable to Atrium Sports Inc. (“Atrium”) not recognized as deferred tax assets. For the years ended December 31, 2023 and 2024, the effect of tax losses relates mainly to losses at Atrium not recognized as deferred tax assets, which is partially offset gains in other entities. The significant positive effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets are mainly coming from Sportradar Group AG. With the final tax assessments for prior years from the tax authorities confirming the amount of tax losses carried forward to be definitive, the expected profits in Sportradar Group AG, given the operational transfer pricing, lead to tax losses becoming recoverable.

For the years ended December 31, 2023, the changes in estimates related to prior years mainly relate to an expected tax refund which is connected to the prior tax litigation in Norway.

Effect of non-deductible expenses for the year ended December 31, 2022 were the share-based compensation relating to the MPP share awards, awards granted to the sellers of Atrium and the participation certificates issued to a director of the Company, which are non-tax deductible. In 2022 the remeasurement of previously held equity-accounted investee is non-taxable.

The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	As of December 31,
in €‘000	2024	2023
Unlimited	90,257	105,143
will expire within 5 years	2,350,223	2,470,875
will expire thereafter	40,428	25,295
Tax loss carry-forward	2,480,908	2,601,313

The majority of the non-recognized tax loss-carry forwards relates to Sportradar Group AG, Atrium, and Sportradar Americas Inc, where part of the accumulated tax losses is not expected to be recoverable. The €2.1 billion tax losses not recognized as deferred tax assets in the year ended December 31, 2021 (revalued as €2.3 billion for the year ended December 31, 2024) relate to Sportradar Group AG and the partially written off investment in Sportradar Holding AG and Slam InvestCo S.à r.l. in statutory accounts as a result of a decline in the Company’s share price compared to the Company’s share price on the date of the Company’s initial public offering.

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

The following table reflects the share data used for the weighted-average number of Class A shares (basic):

	Years Ended December 31,
in thousands of shares	2024	2023	2022
Issued Class A shares as of January 1	207,794	206,849	206,572
Effect of Class A shares issued	978	346	222
Effect of options and warrants exercised or exercisable	2,654	519	—
Effect of treasury shares held	(1,157)	(197)	(246)
Weighted-average number of Class A shares as of December 31 (basic)	210,269	207,517	206,548

The following table reflects the share data used for the weighted-average number of Class A shares (diluted):

	Years Ended December 31,
in thousands of shares	2024	2023	2022
Weighted-average number of Class A shares as of December 31 (basic)	210,269	207,517	206,548
Effect of unvested RSUs, PSUs, options, and warrants	17,211	19,129	15,619
Weighted-average number of Class A shares as of December 31 (diluted)	227,480	226,646	222,167

The following table reflects the share data used for the weighted-average number of Class B shares (basic and diluted):

	Years Ended December 31,
in thousands of shares	2024	2023	2022
Issued Class B shares as of January 1	903,671	903,671	903,671
Weighted-average number of Class B shares as of December 31 (basic and diluted)	903,671	903,671	903,671

The following tables reflect the income data used in the basic and diluted EPS calculations for profit attributable to owners of the Company:

	Years Ended December 31,
in €‘000	2024	2023	2022
Profit attributable to Class A shares owners	23,845	24,152	7,580
Profit attributable to Class B shares owners	10,305	10,503	3,311
Profit attributable to owners of the Company	34,150	34,655	10,891

	Years Ended December 31,
	2024	2023	2022
Basic EPS from profit attributable to Class A shares owners	0.11	0.12	0.04
Diluted EPS from profit attributable to Class A shares owners	0.10	0.11	0.03
Basic and diluted EPS from profit attributable to Class B shares owners	0.01	0.01	0.00

The following tables reflect the income data used in the basic and diluted EPS calculations for loss from discontinued operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2024	2023	2022
Loss from discontinued operations attributable to Class A shares owners	—	(524)	—
Loss from discontinued operations attributable to Class B shares owners	—	(227)	—
Loss from discontinued operations attributable to owners of the Company	—	(751)	—

	Years Ended December 31,
	2024	2023	2022
Basic EPS from discontinued operations attributable to Class A shares owners	—	0.00	—
Diluted EPS from discontinued operations attributable to Class A shares owners	—	0.00	—
Basic and diluted EPS from discontinued operations attributable to Class B shares owners	—	0.00	—

The following tables reflect the income data used in the basic and diluted EPS calculations for profit from continuing operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2024	2023	2022
Profit for the year from continuing operations attributable to Class A shares owners	23,845	24,675	7,580
Profit for the year from continuing operations attributable to Class B shares owners	10,305	10,731	3,311
Profit for the year from continuing operations attributable to owners of the Company	34,150	35,406	10,891

	Years Ended December 31,
	2024	2023	2022
Basic EPS from profit for the year from continuing operations attributable to Class A shares owners	0.11	0.12	0.04
Diluted EPS from profit for the year from continuing operations attributable to Class A shares owners	0.10	0.11	0.03
Basic and diluted EPS from profit for the year from continuing operations attributable to Class B shares owners	0.01	0.01	0.00

Note 13. Intangible assets and goodwill

					Internally-
Cost	Brand	Customer			developed
in €‘000	name	base	Licenses	Technology	software	Goodwill	Total
Balance as of January 1, 2023	13,177	75,970	741,626	107,601	64,939	315,814	1,319,127
Additions	—	—	1,023,457	6,324	28,301	—	1,058,082
Additions through business combinations (Note 3)	—	—	—	2,718	—	4,236	6,954
Disposals	(71)	(776)	(226,020)	(3,000)	(5,170)	—	(235,037)
Disposal due to reduction in service potential	—	—	(4,077)	—	—	—	(4,077)
Translation adjustments	(78)	(619)	(127)	(2,258)	(1,545)	(5,652)	(10,279)
Balance as of December 31, 2023	13,028	74,575	1,534,859	111,385	86,525	314,398	2,134,770
Additions	—	—	96,627	1,773	50,008	—	148,408
Additions through business combinations (Note 3)	4,810	3,392	—	231	—	10,388	18,821
Disposals	(70)	(768)	(189,266)	(1,156)	(5)	—	(191,265)
Disposal due to reduction in service potential	—	—	(4,476)	—	—	—	(4,476)
Translation adjustments	233	1,527	928	4,540	380	12,328	19,936
Balance as of December 31, 2024	18,001	78,726	1,438,672	116,773	136,908	337,114	2,126,194

Accumulated amortization and impairment
€‘000
Balance as of January 1, 2023	(7,709)	(34,973)	(367,405)	(26,444)	(27,139)	(11,825)	(475,495)
Amortization	(1,246)	(6,664)	(161,279)	(13,728)	(8,849)	—	(191,766)
Impairment (Note 13.1)	(311)	(1,142)	—	(1,908)	—	(6,493)	(9,854)
Disposals	71	776	227,800	3,000	5,170	—	236,817
Translation adjustments	60	144	569	864	901	321	2,859
Balance as of December 31, 2023	(9,135)	(41,859)	(300,315)	(38,216)	(29,917)	(17,997)	(437,439)
Amortization	(1,258)	(6,079)	(236,557)	(12,348)	(11,923)	—	(268,165)
Impairment (Note 13.1)	—	—	—	(167)	—	—	(167)
Disposals	70	768	189,266	1,156	5	—	191,265
Translation adjustments	(170)	(529)	(248)	(2,832)	(143)	(709)	(4,631)
Balance as of December 31, 2024	(10,493)	(47,699)	(347,854)	(52,407)	(41,978)	(18,706)	(519,137)
Carrying amount
As of January 1, 2023	5,468	40,997	374,221	81,157	37,800	303,989	843,632
As of December 31, 2023	3,893	32,716	1,234,544	73,169	56,608	296,401	1,697,331
As of December 31, 2024	7,508	31,027	1,090,818	64,366	94,930	318,408	1,607,057

Brand name

As of December 31, 2024 and 2023, brand names with a carrying amount of €0.9 million, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time.

Internally-developed software

During the years ended December 31, 2024, 2023 and 2022, the Company capitalized internally-developed software costs of €50.0 million, €28.3 million and €17.7 million, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income in the following line items:

	Years Ended December 31,
in €‘000	2024	2023	2022
Personnel expenses	28,392	21,773	15,560
Purchased services	21,616	6,528	2,170
Internally-developed software cost capitalized	50,008	28,301	17,730

Licenses

As of December 31, 2024 and 2023, additions to licenses in the amount of €86.1 million and €882.2 million, respectively, were unpaid and recognized as liabilities. Included in these amount are €1.5 million and €46.0 million related to barter transactions as of December 31, 2024 and 2023, respectively.

There were no additions resulting from granted equity instruments for the year ended December 31, 2024. As of December 31, 2023, additions of €87.3 million relate to a recognized asset resulting from granted equity instruments and a warrant to a licensor.

During the years ended December 31, 2024, 2023 and 2022, the Company settled €161.4 million, €143.1 million and €117.7 million, respectively, of prior years’ liabilities related to the acquisition of intangible assets.

During the years ended December 31, 2024, 2023 and 2022, the cash outflows for acquisitions of intangible assets amounted to €222.3 million, €185.5 million and €154.3 million, respectively.

There are five individual sport rights included within licenses which represent greater than approximately 5% of the overall balance and these have a cumulative net book value of €974.5 million and constitute 90% of the balance as of December 31, 2024. The weighted average remaining useful life of these licenses is 6.2 years. The remaining cumulative net book value has a weighted average useful life of 3.1 years.

13.1 Impairment test

Goodwill

In January 2024, the Company completed a series of strategic actions to streamline its organizational structure, which resulted in certain changes to its operating segments. Refer to Note 5 for further information. Effective for the year ended December 31, 2024, for the purpose of goodwill impairment testing, the Company allocates all of its goodwill to the Company as a whole, since this is the level at which goodwill is monitored for internal management purposes.

For the year-ended December 31, 2023, goodwill impairment testing was performed across four CGUs: Rest of World (“RoW”) Betting, RoW Betting AV, RoW Other, and United States. Allocation of the carrying amount of goodwill to the respective CGUs for the year ended December 31, 2023 was as follows:

Goodwill per CGU	RoW	RoW	RoW	United
in €‘000	Betting	Betting AV	Other	States	Total
Goodwill as of January 1, 2023	73,896	110,171	20,527	99,395	303,989
Acquisition	4,236	—	—	—	4,236
Impairment	—	—	(6,493)	—	(6,493)
Foreign currency translation effect	424	(2,463)	(140)	(3,152)	(5,331)
Goodwill as of December 31, 2023	78,556	107,708	13,894	96,243	296,401

The key assumptions used in the estimation of the recoverable amount during the years ended December 31, 2024 and December 31, 2023, were as follows:

Key assumptions used for 2024:
Terminal value growth rate	2.0%
Budgeted adjusted EBITDA margin	26.2%
Discount rate —WACC (before taxes)	14.7%

Key assumptions used for 2023	RoW Betting	RoW Betting AV	RoW Other	United States
Terminal value growth rate	2.0%	2.0%	2.0%	2.0%
Budgeted adjusted EBITDA margin [1]	33.6%	13.1%	12.5%	25.0%
Discount rate —WACC (before taxes)	13.2%	13.2%	15.7%	15.7%
[1]

The budgeted adjusted EBITDA margin for the RoW Betting CGUs represents an average margin, whereas the budgeted adjusted EBITDA margin for the RoW Other and United States CGUs represents the assumption for the last year of the budget period.

An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of its value in use and its fair value less costs to sell. Management determines the recoverable amount of a CGU on the basis of its value in use.

For each of the years presented in these consolidated financial statements, management assessed with careful consideration the recoverable amount of the applicable CGUs.

As of December 31, 2024, no impairment of goodwill was identified, as the recoverable value of the CGU exceeded the carrying value. Management believes that there are no reasonable changes in the underlying assumptions that would cause the carrying value to exceed its recoverable value and lead to an impairment of goodwill.

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

Sensitivity analyses of reasonably possible changes in the underlying assumptions for the CGUs as of December 31, 2023 were as follows:

●	0% terminal value growth rate;
●	2% decrease in sustainable EBITDA margin
●	1% increase in discount rate
●	1% decrease in discount rate in combination with another change in underlying assumption

None of these sensitivity analyses in isolation or in combination indicated the RoW Betting, RoW AV and United States CGU’s recoverable amount would fall below their carrying amount in 2023.

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

Other intangible assets

In 2024 and 2023, the Company assessed whether there was any indication that other intangible assets may be impaired, considering external and internal sources of information and concluded that, other than those discussed below, no indicators of impairment were identified.

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

Note 14. Property and equipment

		Other
Cost	Office	facilities and	Work in
in €‘000	buildings	equipment	progress	Total
Balance as of January 1, 2023	47,866	38,212	473	86,551
Additions	40,693	9,621	1,020	51,334
Additions through business combinations	—	6	—	6
Transfers in/(out)	302	774	(1,076)	—
Disposals	(3,440)	(388)	—	(3,828)
Translation adjustments	(682)	(631)	15	(1,298)
Balance as of December 31, 2023	84,739	47,594	432	132,765
Additions	3,865	5,622	—	9,487
Additions through business combinations	—	—	—	—
Transfers in/(out)	337	68	(405)	—
Disposals	(6,407)	(3,310)	—	(9,717)
Translation adjustments	676	933	(12)	1,597
Balance as of December 31, 2024	83,210	50,907	15	134,132

Accumulated depreciation
in €‘000
Balance as of January 1, 2023	(24,498)	(24,166)	—	(48,664)
Depreciation	(8,107)	(6,489)	—	(14,596)
Disposals	2,129	388	—	2,517
Translation adjustments	396	344	—	740
Balance as of December 31, 2023	(30,080)	(29,923)	—	(60,003)
Depreciation	(9,615)	(6,947)	—	(16,562)
Disposals	6,407	3,310	—	9,717
Translation adjustments	(453)	(591)	—	(1,044)
Balance as of December 31, 2024	(33,741)	(34,151)	—	(67,892)

Carrying amount
As of January 1, 2023	23,368	14,046	473	37,887
As of December 31, 2023	54,659	17,671	432	72,762
As of December 31, 2024	49,469	16,756	15	66,240

Note 15. Leases

The Company has entered into various lease agreements. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as right-of-use asset and a lease liability. The Company classifies its right-of-use assets in a consistent manner to its property and equipment.

Rights-of-use assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	As of December 31,
in €‘000	2024	2023
Right-of-use assets – Property and equipment
Buildings	46,369	51,394
Other facilities and equipment	500	318
Lease liabilities – Loans and borrowings
Current	9,968	9,537
Non-current	36,697	40,414

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

15.1 Right-of-use assets

Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €‘000	2024	2023
Balance as of January 1,	51,394	20,409
Depreciation charge for the year	(8,828)	(7,181)
Additions	3,845	39,727
Derecognition due to lease termination	(233)	(1,311)
Foreign currency effects	191	(250)
Balance as of December 31,	46,369	51,394

15.2 Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €‘000	2024	2023
Balance as of January 1,	49,951	22,014
Additions to lease liabilities	4,281	38,209
Accretion of interest	2,797	1,149
Interest paid	(2,797)	(1,149)
Payments	(7,830)	(7,983)
Rent concessions	(53)	(30)
Derecognition due to lease termination	(233)	(1,323)
Foreign currency effects	549	(936)
Balance as of December 31,	46,665	49,951
Current	9,968	9,537
Non-current	36,697	40,414

The maturity analysis of lease liabilities is disclosed in Note 24.

15.3 Amounts recognized in the consolidated statements of profit or loss

	Years Ended December 31,
in €‘000	2024	2023	2022
Interest on lease liabilities	2,797	1,149	661
Depreciation	9,038	7,181	5,913
Income from sub-leasing right-of-use assets	(112)	(14)	—
Expenses relating to short-term or low value leases[1]	844	941	682
Rent concessions	(53)	(30)	(38)
Total amount recognized in profit from continuing operations	12,514	9,227	7,218
[1]

The Company has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

15.4 Amounts recognized in the consolidated statements of cash flows

Total cash outflow for leases for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Years Ended December 31,
in €‘000	2024	2023	2022
Operating activities - cash outflow for leases
-Short-term and low-value lease payments	831	938	682
-Interest paid on lease liabilities	2,797	1,149	661
Financing activities – Principal payment on lease liabilities	7,830	7,983	5,958
Total cash outflow for leases	11,458	10,070	7,301

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

Note 16. Trade receivables and contract assets

The following table represents the composition of trade receivables:

Trade receivables	As of December 31,
in €‘000	2024	2023
Trade receivables	88,719	80,861
Allowance for expected credit losses	(11,613)	(9,615)
Total	77,106	71,246

The following table represents the composition of contract assets:

Contract assets	As of December 31,
in €‘000	2024	2023
Contract assets	94,686	61,220
Allowance for expected credit losses	(1,124)	(351)
Total	93,562	60,869

The increase in the contract assets is related to new and expanded services rendered to customers.

The movement in the allowance for expected credit loss (“ECL”) in respect of trade receivables and contract assets during the year are as follows:

in €‘000	2024	2023
Balance as of January 1,	(9,966)	(5,620)
Provision for expected credit losses	(7,402)	(7,160)
Net amounts recovered	1,086	183
Write-offs	3,674	2,559
Other	(129)	72
Balance as of December 31,	(12,737)	(9,966)

Note 17. Other assets and prepayments

Other assets and prepayments are comprised of the following items:

Other assets and prepayments	As of December 31,
in €‘000	2024	2023
Prepaid expenses	33,839	22,358
Other financial assets	3,673	688
Taxes and fees	2,209	3,313
Inventories	5,704	5,986
Other	1,176	907
Total	46,601	33,252

Note 18. Capital and reserves

The following table displays the composition and movements of capital and reserves:

	Class A	Class B
	ordinary	ordinary
Capital and reserves	shares	shares
Equity instruments as of January 1, 2022	206,571,517	903,670,701
Issued during the year for vesting of shares	277,127	—
Equity instruments as of December 31, 2022	206,848,644	903,670,701
Issued during the year for vesting of shares	945,555	—
Equity instruments as of December 31, 2023	207,794,199	903,670,701
Issued during the year for vesting of shares	1,298,657	—
Equity instruments as of December 31, 2024	209,092,856	903,670,701

18.1 Ordinary shares

As of December 31, 2024, the ordinary share capital of the Company amounted to €27.6 million, consisting of 209,092,856 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). As of December 31, 2023, the ordinary share capital amounted to €27.4 million, consisting of 207,794,199 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). As of December 31, 2022, the ordinary share capital amounted to €27.3 million, consisting of 206,848,644 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). Ordinary share capital is fully paid in. The holders of Class A and Class B shares are entitled to a single vote per share at shareholder meetings.

18.2 Additional paid-in capital

Additional paid-in capital includes the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates as well as impacts of other transactions with shareholders, non-controlling interests and equity-settled share-based payments. No other transactions occurred during the year ended December 31, 2024. The following is a summary of other transactions during the years ended December 31, 2023 and 2022 which impacted additional paid-in-capital:

During the year ended December 31, 2023, €52.0 million relate to recognized assets resulting from granted equity instruments to one licensor.

During the year ended December 31, 2022, the Company recorded a €3.0 million gain upon contribution of BetTech to SportTech as part of additional paid-in capital (refer to Note 3 and Note 26).

During the year ended December 31, 2022, the Company purchased a non-controlling interest in the subsidiary Sportradar US, LLC, a Delaware limited liability company, for €28.2 million ($32.0 million) in cash. Following this transaction, Sportradar US, LLC is a wholly-owned subsidiary of the Company.

18.3 Treasury shares

From time to time, the Company repurchases its own shares, including for employee tax withholding purposes, and the shares may then be used for issuances under the Sportradar Group AG Omnibus Stock Plan (refer to Note 29). Upon the vesting of RSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury. In addition, on March 18, 2024, the board of directors approved a $200 million share buyback program. For the year ended December 31, 2024, the Company has repurchased 1.8 million shares under the plan for a total of approximately $20.3 million. Any shares repurchased by the Company are deposited in the Company’s treasury account. The treasury shares at December 31, 2024 and 2023 comprise the cost of the Company’s shares held by the Company. As of December 31, 2024 and 2023, the Company held €18.8 million and €2.3 million in treasury shares, respectively.

Movement in treasury shares	Number of shares	Cost €’000
Treasury Shares as of January 1, 2023	285,964	2,705
Purchased during the year	787,776	9,022
Surrendered during the year	(843,128)	(9,405)
Treasury shares as of December 31, 2023	230,612	2,322
Purchased during the year	2,627,731	28,725
Surrendered during the year	(931,057)	(12,234)
Treasury shares as of December 31, 2024	1,927,286	18,813

18.4 Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Company comprises the management of cash and shareholders’ equity and debt. The primary objective of the Company’s capital management is to ensure the availability of funds within the Company and comply with any applicable financial covenants. Refer to Note 19. The majority of the Company’s operations are financed by the Company’s operating cash flows. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of applicable financial covenants. The board of directors will determine whether to pay dividends in the future based on conditions existing at that time, including earnings, financial condition and capital requirements, as well as economic and other conditions as it may deem relevant.

The Company has an active share buyback program, refer to Note 18.3.

Note 19. Loans and borrowings

Loans and borrowings	As of December 31,
in €‘000	2024	2023
Current portion of loans and borrowings
Bank loans and overdrafts	54	49
Lease liabilities (Note 15)	9,968	9,537
	10,022	9,586
Non - current portion of loans and borrowings
Bank loans	—	145
Lease liabilities (Note 15)	36,697	40,414
	36,697	40,559
Total	46,719	50,145

Senior Facilities Agreement:

As of December 31, 2024 and 2023, the Company had access to €220.0 million in revolving credit facilities (“RCF”) through a credit agreement, together with its amendments (the “Credit Agreement”), with no outstanding commitments under the RCF. The Company’s wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the applicable senior secured net leverage ratio.

Pursuant to the Credit Agreement, the Company is also subject to certain covenants. The Company was in compliance with all covenants of the Credit Agreement as of December 31, 2024 and 2023, and expects to be in compliance with all covenants within 12 months after the reporting date.

Note 20. Employee benefits

The defined contribution plans are related to various subsidiaries. The contributions are recognized as expenses in personnel expenses in the consolidated statements of profit or loss and other comprehensive income and amount to €6.4 million, €4.9 million, and €3.5 million during the years ended December 31, 2024, 2023 and 2022, respectively. No further obligation exists besides the contributions paid.

The Company has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and the Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.

The amounts recognized in the consolidated statements of financial position for the defined benefit pension plans as of December 31, 2024 and 2023 are as follows:

	As of December 31,
in €‘000	2024	2023
Defined benefit obligation	22,228	14,129
Fair value of plan assets	(20,814)	(13,086)
Net defined benefit liability	1,414	1,043

The net defined benefit liability is included in other non-current liabilities in the consolidated statements of financial position.

The movements in the defined benefit obligation are as follows:

	Years Ended December 31,
in €‘000	2024	2023
Defined benefit obligation as of January 1,	14,129	10,412
Interest expense on defined benefit obligation	313	280
Current service cost	943	558
Contributions by plan participants	634	490
Benefits (paid) / deposited	3,140	904
Administration cost (excl. cost for managing plan assets)	7	6
Actuarial loss (gain) on defined benefit obligation	2,660	967
Exchange rate loss	402	512
Defined benefit obligation as of December 31,	22,228	14,129

The defined benefit obligations of the four plans as of December 31, 2024 and 2023 is as follows: Switzerland: (2024: €21.1 million; 2023: €13.3 million), Austria (2024: €0.5 million; 2023: €0.4 million), Slovenia (2024: €0.3 million; 2023: €0.3 million) and the Philippines (2024: €0.3 million; 2023: €0.2 million).

The movements in the fair value of plan assets are as follows:

	Years Ended December 31,
in €‘000	2024	2023
Fair value of plan assets as of January 1,	13,086	10,215
Interest income on plan assets	267	275
Contributions by the employer	743	628
Contributions by plan participants	634	490
Benefits deposited (paid)	3,149	909
Return on plan assets excl. interest income	2,531	(182)
Exchange rate gain	404	509
Adjustment to asset ceiling	—	242
Fair value of plan assets as of December 31,	20,814	13,086

Note 21. Trade payables

The following table represents trade payables:

	As of December 31,
in €‘000	2024	2023
License fee payables for capitalized sport rights licenses – current	178,296	202,013
Other trade payables and accrued expenses – current	81,446	57,654
Trade payables current	259,742	259,667
License fee payables for capitalized sport rights licenses – non-current	895,679	908,437
Other trade payables – non-current	—	62
Trade payables non-current	895,679	908,499
Total	1,155,421	1,168,166

Note 22. Other liabilities

The following tables represent the composition of other liabilities:

Other liabilities - current:	As of December 31,
in €‘000	2024	2023
Other financial liabilities:
Deferred and contingent consideration (Note 3)	9,356	8,376
Other liabilities	5,382	4,534
Other non-financial liabilities:
Payroll liabilities	47,209	30,176
Taxes and fees	6,324	7,444
Deposit liability (Note 3)	—	1,721
Management restructuring	—	3,473
Total other liabilities - current	68,271	55,724

Other non-current liabilities:	As of December 31,
in €‘000	2024	2023
Other financial liabilities:
Deferred and contingent consideration (Note 3)	—	6,993
Other non-financial liabilities:
Employee benefit liabilities (Note 20)	1,414	1,043
Other	416	464
Total other non-current liabilities	1,830	8,500

Note 23. Contract liabilities

As of December 31, 2024 and 2023, current contract liabilities of €30.2 million and €26.6 million and non-current contract liabilities of €37.7 million and €39.5 million, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sport rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next eight years.

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

The full amount of contract liabilities as of December 31, 2023 relating to customer prepayments of €15.6 million has been recognized as revenue in 2024. An amount of €10.6 million of contract liabilities as of December 31, 2023 relating to barter deals has been recognized as revenue in 2024.

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

As of December 31, 2024, contract liabilities of €44.0 million, arising from barter deals with sport rights licensors, and €1,854.6 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied
		performance
in €‘000	Barter deals	obligations
2025	7,240	1,030,799
2026	5,492	547,348
2027	4,931	147,783
2028	4,674	77,729
2029 and thereafter	21,657	50,906
Total	43,994	1,854,565

As of December 31, 2023, contract liabilities of €49.4 million arising from barter deals with sport rights licensors, and €1,701.9 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied
		performance
in €‘000	Barter deals	obligations
2024	10,618	898,546
2025	8,518	415,465
2026	7,609	283,818
2027	7,011	39,165
2028 and thereafter	15,626	64,944
Total	49,382	1,701,938

Note 24. Financial instruments – fair values and risk management

24.1 Measurement categories of financial instruments

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

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

The carrying amounts of trade and other receivables, deposits, trade payables except for those for capitalized sport rights licenses, and other financial liabilities included in other liabilities, all approximate their fair values due to the short maturities of these financial instruments.

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

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. They do not include fair value information for lease liabilities or for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		As of December 31, 2024
in €‘000	Financial statement	Carrying
Description of Financial Instrument	classification	amount	Fair value	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash equivalents	Cash and cash equivalents	142,969	142,969	142,969	—	—
Financial assets at FVOCI
Equity investments	Other financial assets and other non-current assets	6,747	6,747	—	—	6,747
Total financial assets		149,716	149,716	142,969	—	6,747
Financial liabilities at FVTPL
Contingent consideration	Other liabilities and other non-current liabilities	9,356	9,356	—	—	9,356
Financial liabilities measured at amortized cost
Capitalized sport rights licenses[1]	Trade payables – current and Trade payables – non-current	1,073,975	1,165,024	—	1,165,024	—
Total financial liabilities		1,083,331	1,174,380	—	1,165,024	9,356

1 - Fair value of capitalized sport rights licenses is determined by calculating the NPV of future payments using the latest IBR and CRP as of December 31, 2024.

		As of December 31, 2023
in €‘000	Financial statement	Carrying
Description of Financial Instrument	classification	amount	Fair value	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash equivalents	Cash and cash equivalents	130,175	130,175	130,175	—	—
Financial assets at FVOCI
Equity investments	Other financial assets and other non-current assets	6,346	6,346	—	—	6,346
Total financial assets		136,521	136,521	130,175	—	6,346
Financial liabilities at FVTPL
Contingent consideration	Other liabilities and other non-current liabilities	15,369	15,369	—	—	15,369
Financial liabilities measured at amortized cost
Capitalized sport rights licenses[1]	Trade payables – current and Trade payables – non-current	1,110,450	1,096,688	—	1,096,688	—
Total financial liabilities		1,125,819	1,112,057	—	1,096,688	15,369

1 - Fair value of capitalized sport rights licenses is determined by calculating the NPV of future payments using the latest IBR and CRP as of December 31, 2023.

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2024 and 2023.

Level 3 recurring fair values

Following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Equity	Contingent
in €‘000	investments	consideration
Balance as of January 1, 2023	2,820	23,201
Additions	3,716	1,400
Payments	—	(8,575)
Net change in fair value – unrealized (included in OCI)	(190)	—
Net change in fair value – unrealized (included in Finance cost / income)	—	(657)
Balance as of December 31, 2023	6,346	15,369
Additions	—	2,605
Payments	—	(8,578)
Net change in fair value – unrealized (included in OCI)	401	—
Net change in fair value – unrealized (included in Finance cost / income)	—	(40)
Balance as of December 31, 2024	6,747	9,356

24.2 Financial risk management

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

Financial risk management is carried out by the Company’s treasury department and the Chief Financial Officer (“CFO”) under policies approved by the board of directors. They identify, evaluate and hedge financial risks in close co-operation with the Company’s management and in particular cover foreign exchange risk, interest rate risk, credit risk, use or non-use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

24.3 Market risk

Market risks expose the Company primarily to the financial risks of changes in both foreign currency exchange rates and interest rates. The Company did not utilize derivative financial instruments to hedge risk exposures arising from its obligations denominated in non-Euro currencies in 2024, 2023 or 2022. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

24.4 Liquidity risk

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

The following tables show undiscounted contractual cash flows for financial liabilities as of December 31, 2024 and 2023:

	As of December 31, 2024
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	210,307	817,334	323,916	1,351,557
Deferred & contingent consideration cash flows	9,356	—	—	9,356
Bank debt - contractual cash flows[1]	1,840	3,680	—	5,520
Lease liabilities cash flows	10,190	26,127	25,624	61,941
Other financial liabilities	5,382	—	—	5,382
Total	237,075	847,141	349,540	1,433,756

	As of December 31, 2023
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	231,582	705,753	497,514	1,434,849
Deferred & contingent consideration cash flows	8,376	7,197	—	15,573
Bank debt - contractual cash flows[1]	1,840	4,370	—	6,210
Lease liabilities cash flows	10,470	27,358	29,359	67,187
Other financial liabilities	4,553	—	—	4,553
Total	256,821	744,678	526,873	1,528,372
[1]

For the €220.0 million unutilized RCF, the foreseeable interest expense will be €1.84 million per annum, based on the assumption the RCF remains undrawn and the Senior Secured Net Leverage Ratio remains equal to or less than 3.00:1.00. Refer to Note 19.

To service the above license payment commitments and other operational requirements, the Company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

24.5 Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to financial instruments fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities (primarily trade receivables), loans granted and its deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, refer to Note 24.1. At the reporting date, there are no arrangements which will reduce the maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 16.

As the Company’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Company experiences an increasing but still low concentration of credit risk arising from trade receivables. The Company had for the years ended December 31, 2024, 2023 and 2022 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Company continuously tracks the financial information of the counterparties of loans granted.

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2024 and 2023:

Loans receivable: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Grades 1 - 6: Low risk (BBB- to AAA)	47	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,588	58.2%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2024	15,893		(14,345)
Grades 1 - 6: Low risk (BBB- to AAA)	310	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,441	60.7%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2023	16,009		(14,345)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts are suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2024 and 2023:

Trade receivables from individual customers: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Current (not past due)	40,596	3.4%	(1,377)	no
1 to 60 days past due	29,179	2.6%	(763)	no
61 to 90 days past due	2,640	12.3%	(324)	no
More than 90 days past due	16,305	56.1%	(9,150)	yes
Total as of December 31, 2024	88,720		(11,614)

Current (not past due)	44,431	1.6%	(726)	no
1 to 60 days past due	20,279	2.8%	(562)	no
61 to 90 days past due	2,691	7.8%	(211)	no
More than 90 days past due	13,460	60.3%	(8,116)	yes
Total as of December 31, 2023	80,861		(9,615)

From 2023 to 2024, there is higher impairment loss allowance on trade receivables due to initiating credit risk management activities, which resulted in higher sales of past-due receivables to collection agencies.

As of December 31, 2024 and 2023, contract assets at the gross carrying amount of €94.7 million and €61.2 million, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €1.1 million and €0.4 million, respectively, deducted from the contract assets.

24.6 Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 71% of its business in its functional currency. However, sport rights licenses are often purchased in foreign currencies and this exposes the Company to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance Department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Company’s treasury department. The main transaction risks are represented by the U.S. Dollar and Great Britain Pound, while other currencies pose minor sources of risk. As of December 31, 2024 and 2023, the Company’s net liability exposure in U.S. Dollars was €543.5 million and €614.0 million, respectively. As of December 31, 2024 and 2023, the Company’s net asset exposure in Great Britain Pound was €143.0 million and €109.0 million, respectively.

The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2024 and 2023, on profit or (loss):

	Year Ended December 31,
in €‘000	2024	2023
€ exchange rate +10%	(41,011)	(47,960)
€ exchange rate +5%	(20,505)	(23,980)
€ exchange rate -5%	20,505	23,980
€ exchange rate -10%	41,011	47,960

24.7 Interest rate risk

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

Note 25. Commitments

The Company enters into commitments which may have a minimum guarantee per contractual year. Additionally, as of December 31, 2024, Sportradar continues to have commitments relating to license payments for non-capitalized or not yet capitalized (i.e., license period has not started yet and advance payments have been already deducted) sports data or media rights licenses. License commitment payments will primarily be made in U.S. Dollars. The Company also has various contracts including one non-cancelable contractual commitment for five contractual years primarily related to network infrastructure and the Company’s data center operations. The following table shows commitments by the Company as of December 31, 2024 and 2023:

	As of December 31,
in €’000	2024	2023
less than one year	61,358	41,165
between more than one and less than two years	68,009	43,734
between more than two and less than three years	72,074	46,477
between more than three and less than four years	62,974	49,280
more than four years	36,547	39,241
Total	300,962	219,897

Commitments for licenses not yet capitalized amount to €142.2 million and €16.3 million as of December 31, 2024 and 2023, respectively.

Note 26. Related party transactions and key management personnel

Shareholders

During the years ended December 31, 2024, 2023, and 2022, Carsten Koerl, CEO and founder of the Company, held more than 80% voting rights in the Company.

Transactions with key management personnel

Carsten Koerl holds 33% of the shares in UAB TV Zaidimai (“Zaidimai”) situated in Vilnius, Lithuania. During the years ended December 31, 2024, 2023 and 2022, the Company generated revenue of €0.1 million, €0.1 million, and €0.1 million, respectively, with Zaidimai.

Until May 2022, Carsten Koerl held a 23% beneficial ownership in OOO PMBK, which is associated with Interactive Sports Holdings Limited. The Company generated revenue of €1.2 million in year ended December 31, 2022 until the date Carsten Koerl no longer held any interest.

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

The Company’s acquisition of BetTech on August 4, 2022 was a related party transaction and an acquisition under common control in the context of the establishment of SportTech AG with Ringier and certain minority shareholders. Immediately upon closing of the Company’s acquisition of BetTech, the Company contributed 100% of the shares of BetTech for €10.0 million to SportTech in addition to a cash contribution of €13.7 million to SportTech and a cash equalization payment of €14.2 million to Ringier, for a 49% ownership in SportTech. Sportradar’s director Marc Walder served as a director for Ringier, a Swiss holding company which, together with two minority shareholders, held 51% ownership of SportTech prior to May 31, 2023.

The Company sold its 49% interest in SportTech on May 31, 2023. As part of this transaction, the Company received a cash payment of €15.2 million from Ringier which is included as proceeds from disposal of equity-accounted investee in investing activities in the consolidated statement of cash flows for the year ended December 31, 2023. The difference between the carrying amount of the investment on May 31, 2023 and the fair value of proceeds received resulted in a loss on disposal of equity-accounted investee in the amount of €13.6 million, recognized in the statement of profit or loss and other comprehensive income for the year ended December 31, 2023. Additionally, BetTech became a wholly-owned subsidiary of the Company as a result of the sale of its interest in SportTech. On November 30, 2023, BetTech was sold to a third-party and is not a subsidiary of the Company as of December 31, 2023 (refer to Note 27).

Compensation of Board of Directors and key management personnel

During the years ended December 31, 2024, 2023 and 2022, the board of directors’ aggregate emoluments amounted to €0.6 million, €0.6 million and €0.6 million, respectively. Share-based compensation expense amounted to €1.1 million, €1.0 million, and €0.8 million during the years ended December 31, 2024, 2023 and 2022, respectively. Key management personnel comprises members of the executive leadership team.

Compensation expense included in personnel expense in the consolidated statements of profit or loss other comprehensive income related to directors and key management personnel is shown below:

	Years Ended December 31,
in €‘000	2024	2023	2022
Short-term employee benefits	9,635	5,210	10,023
Post-employment pension contributions	697	540	456
Share-based compensation	6,629	11,377	3,232
Termination benefits	311	—	—
Total	17,272	17,127	13,711

Management loans

As of December 31, 2024 and 2023, the Company has outstanding loans that were issued to several members of middle management in prior years of €nil and €0.3 million, respectively. The loans have a fixed interest rate of 5%. The loans were granted to middle management to purchase participation shares of Slam InvestCo S.à.r.l. prior to the Company’s initial public offering.

Transactions with associates

During the years ended December 31, 2024, 2023 and 2022, the transactions with associates of the Company are shown below:

	Year Ended December 31,
	Revenue			Expenses
in €’000	2024	2023	2022	2024	2023	2022
NSoft[1]	—	—	824	—	—	274
Bayes[2]	15	91	—	—	189	775
SportTech[3]	—	413	613	—	388	150
Total	15	504	1,437	—	577	1,199
[1]

During 2021, and until April 28, 2022, NSoft was an associate of the Company, which is the date the Company acquired an additional 30% interest in NSoft and NSoft became a consolidated entity of the Company.

[2]

During 2022, and until September 10, 2024, Bayes Esports Solutions GmbH (“Bayes”) was an associate of the Company. On this date the Company entered into an agreement to sell its shares in Bayes to other Bayes shareholders and agreed to make a settlement payment of €1.5 million, which has been recognized in the consolidated statement of profit and loss and other comprehensive income for the year ended December 31, 2024.

3SportTech was an associate of the Company from August 4, 2022 to May 22, 2023.

Note 27. Disposals and discontinued operations

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

Note 28. Contingencies

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

Note 29. Share-based payments

Omnibus Stock Plan (the “2021 Plan”)

In 2021, the Company established the 2021 Plan, under which employees, consultants and directors, and employees and consultants of subsidiaries are eligible to receive awards. The Company grants stock options and restricted stock units (RSUs) and other equity awards to key employees, collectively referred to herein as equity instruments. Annual grants under the 2021 Plan are generally made to the Company’s key employees during the first quarter of the Company’s fiscal year and to members of the Company’s Board of Directors during the second quarter of the Company’s fiscal year. The Company also issues equity instruments to strategic new hires and to employees who have demonstrated superior performance throughout the year. Upon the vesting of RSUs and options, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

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

For the years ended December 31, 2024, 2023 and 2022, total share-based payment expense of €35.0 million, €38.1 million, and €22.5 million, respectively, relating to the 2021 Plan equity instruments has been recognized within personnel expenses and €0.9 million, €1.0 million, and €0.9 million, respectively has been recognized within operating expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Changes in the number of unvested RSUs during each of the years in the three-year period ended December 31, 2024, 2023, and 2022, together with the corresponding weighted-average fair values, are as follows:

	Number of	Weighted average grant
	RSU shares	date Fair Value
Unvested restricted shares as of January 1, 2022	1,302,599	$17.34
Granted	3,159,725	$14.02
Vested	(373,739)	$17.45
Forfeited	(426,831)	$16.03
Unvested restricted shares as of December 31, 2022	3,661,754	$14.69
Granted	5,162,678	$11.50
Vested	(1,400,697)	$13.51
Forfeited	(866,755)	$13.10
Unvested restricted shares as of December 31, 2023	6,556,980	$12.66
Granted	6,527,305	$11.05
Vested	(2,024,893)	$12.81
Forfeited	(1,227,397)	$12.56
Unvested restricted shares as of December 31, 2024	9,831,995	$11.57

The grant date fair value of the RSUs is determined based on the closing price of the Company’s ordinary shares price on the day before grant. As of December 31, 2024 and 2023, the unrecognized compensation cost related to RSUs issued under the 2021 Plan will be recognized over 2.9 years and 2.8 years respectively.

The following summarizes option activity during each of the years in the three-year period ended December 31, 2024, 2023, and 2022, together with the corresponding weighted-average fair values:

	Number of	Weighted average exercise
	options	price
Outstanding as of January 1, 2022	33,513	$27.00
Granted	—	$—
Exercised	—	$—
Cancelled/forfeited	—	$—
Outstanding as of December 31, 2022	33,513	$27.00
Granted	3,500,000	$12.90
Exercised	—	$—
Cancelled/forfeited	(33,513)	$27.00
Outstanding as of December 31, 2023	3,500,000	$12.90
Granted	—	$—
Exercised	—	$—
Cancelled/forfeited	(3,500,000)	$12.90
Outstanding as of December 31, 2024	—	$—

The following summarizes the assumptions used to value options granted during the years ended December 31, 2023:

Valuation inputs:	2023
Valuation model	Black-Scholes model
Share price at grant date	$12.90
Exercise price[1]	$12.90
Expected volatility (average)[2]	47.00%
Expected term (average)[3]	6.5 years
Expected dividends[4]	—
Risk-free interest rate[5]	3.50%
1	Based on contractual terms

2	Calculated based on comparable companies’ historical volatilities based on industry and size over a time period commensurate with the options’ expected term
3	Presumed to be the midpoint between the vesting date and the end of the contractual term
4	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future
5	Based on the U.S. Constant Maturity Treasury yield curve equal or approximate to options’ expected term as of the valuation date

Executive PSU Plan (the “Executive Plan”)

The Company established the Executive Plan under the 2021 Plan to further incentivize performance and align the Company’s executive officers’ and senior managements’ interests with the interests of the Company’s shareholders. Under the Executive Plan, executive officers and certain members of senior management are eligible to receive awards known as performance stock units (PSUs), collectively referred to herein as equity instruments. Upon the vesting of PSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

The Company grants PSUs to executive officers and certain members of senior management on an annual basis as well as upon the hiring of new individuals eligible for this plan. The PSUs vest in one-third installments each year beginning on the second anniversary of the grant date. The three PSU tranches are contingent on the Company’s total shareholder return (“TSR”) performance relative to the constituents of the S&P 500 Information Technology index over a 2-year, 3-year or 4-year performance period. The Company recognizes a share-based payment expense on these restricted shares and options on a graded vesting basis. For the year ended December 31, 2024, total share-based payment expense was €3.5 million.

Changes in the number of unvested PSUs during each of the years in the two-year period ended December 31, 2024 and 2023, together with the corresponding weighted-average fair values, are as follows:

		Weighted
	Number of	average grant
	PSU shares	date Fair Value
Unvested restricted shares as of January 1, 2023	—	$—
Granted	145,900	$11.40
Unvested restricted shares as of December 31, 2023	145,900	$11.40
Granted	1,283,909	$12.72
Forfeited	(79,795)	$12.41
Unvested restricted shares as of December 31, 2024	1,350,014	$12.59

The grant date fair value of the PSUs is determined based on the TSR market condition attached to each PSU tranche considering the probability of achieving different outcomes. As of December 31, 2024 and 2023, the unrecognized compensation cost related to PSUs issued under the Executive Plan will be recognized over 3.4 years and 3.3 years, respectively.

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

A summary of the Company’s POP plan activity for the years ended December 31, 2024, 2023, and 2022 is as follows:

		Weighted average grant
	Number of	date Fair Value per
	shares	option/share
Outstanding options as of January 1, 2022	835,484	€3.91
Vested	(269,131)	€3.91
Forfeited	(45,302)	€3.91
Unvested restricted shares as of December 31, 2022	521,051	€3.91
Vested	(233,579)	€3.91
Forfeited	(61,268)	€3.91
Unvested restricted shares as of December 31, 2023	226,204	€3.91
Vested	(204,821)	€3.91
Forfeited	(18,524)	€3.91
Unvested restricted shares as of December 31, 2024	2,859	€3.91

For the years ended December 31, 2024, 2023, and 2022, there were no awards granted under the POP. For the years ended December 31, 2024, 2023, and 2022, a total share-based payment expense of €0.1 million, €0.2 million, and €0.7 million, respectively, has been recognized within personnel expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Management participation plan

The Management Participation Plan (“MPP”) was established in May 2019 to enable the directors and employees of the Company to invest in Sportradar, pursuant to which participants indirectly purchased participation certificates of Sportradar Holding AG through Slam InvestCo S.à r.l. (“MPP Co”), a special purpose vehicle established to hold participation certificates of Sportradar Holding AG for the MPP. In connection with the Company’s initial public offering, MPP participants contributed their shares of MPP Co to Sportradar Group AG and MPP Co became a subsidiary of Sportradar Group AG. The MPP participants, in exchange, received Class A ordinary shares, a portion of which was vested and no longer subject to repurchase and a portion of which was initially unvested and subject to repurchase by the Company upon a termination of employment in certain circumstances. 35% of each participant’s Class A ordinary shares vested immediately upon the consummation of the Company’s initial public offering. The remaining 65% have vested in three substantially equal installments on each of December 31, 2022, 2023 and 2024.

At January 1, 2021, there were outstanding share awards of 295,082. For the year ended December 31, 2021, the total number of share awards granted under the MPP were 7,501 of which 3,589 were forfeited, resulting in a total number of outstanding share awards of 298,994. At the date of the initial public offering in 2021, the MPP participants received 9,566,464 Class A ordinary shares as part of the Reorganization Transactions. The new share awards were issued at €108.66 per share award. The fair value of these share awards was determined to be €759.84 per share award and was based on a valuation conducted in connection with a potential acquisition of the Company and bids received from independent third parties.

A summary of the Company’s MPP plan activity for the years ended December 31, 2024 and 2023 is as follows:

		Weighted average grant
	Number of	date Fair Value per
	shares	option/share
Unvested restricted shares as of January 1, 2022	5,635,029	€759.84
Vested	(1,962,796)	€759.84
Forfeited	(293,583)	€759.84
Unvested restricted shares as of December 31, 2022	3,378,650	€759.84
Vested	(1,905,966)	€759.84
Unvested restricted shares as of December 31, 2023	1,472,684	€759.84
Vested	(1,284,996)	€759.84
Forfeited	(15,011)	€759.84
Unvested restricted shares as of December 31, 2024	172,677	€759.84

For the years ended December 31, 2024, 2023, and 2022, there were no awards granted under the MPP. For the years ended December 31, 2024, 2023, and 2022 the Company recognized share-based compensation expense of €0.7 million, €0.2 million, and €0.3 million, respectively, in the consolidated statements of profit or loss and other comprehensive income, respectively, and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

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

The Company recognizes compensation costs related to the NBA warrants within amortization expense in the consolidated statements of profit or loss and other comprehensive income during the contract term, starting at the commencement date until September 30, 2031. Amortization expense related to the NBA warrants recognized in the years ended December 31,2024 and 2023 was €10.9 million and €3.6 million, respectively.

A summary of the Company’s NBA warrants activity for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Number of	Weighted average exercise
	warrants	price
Unvested as of December 31, 2022	7,383,838	$0.01
Vested and exercisable	(230,745)	$0.01
Unvested as of December 31, 2023	7,153,093	$0.01
Vested and exercisable	(922,980)	$0.01
Unvested as of December 31, 2024	6,230,113	$0.01

As of December 31, 2024 and 2023, total exercisable warrants are 2,999,684 and 2,076,704, respectively. As of December 31, 2024, no warrants have been exercised.

NHL warrants

On July 22, 2021, Sportradar entered into a 10 year global partnership with the National Hockey League (“NHL”) (the “License Agreement”). Under the terms of the License Agreement, Sportradar is named as the official betting data rights, official betting streaming rights and official media data rights partner of the NHL, as well as an official integrity partner of the NHL. Pursuant to the License Agreement, Sportradar granted the NHL the right to acquire (i) an aggregate of up to 1,116,540 Class A ordinary shares for an exercise price of $8.96, which was exercised in 2021, and (ii) an additional amount of Class A ordinary shares calculated by dividing $30.0 million by the IPO price per share, which was not exercised and expired. Additionally, the Company granted the NHL a warrant to purchase 1,353,740 Class A ordinary shares at a subscription price of $23.45 per Class A ordinary share that remains outstanding but unvested.

The inputs used in the measurement of the option to acquire up to 1,116,540 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$8.96
Expected volatility (weighted-average)	30%
Expected term (as of September 14, 2021)	0
Risk-free interest rate (based on U.S. government bond)	0.04%

The inputs used in the measurement of the warrant were as follows:

Valuation inputs:	2021
Valuation model	Cox-Ross-Rubinstein binominal model
Share price at grant date	$27.00
Exercise price	$23.45
Expected volatility (weighted-average)	30%
Expected term	120 months
Risk-free interest rate (based on U.S. government bond)	1.28%

A summary of the Company’s NHL warrants activity for the years ended December 31, 2024, 2023 and 2022 is as follows:

	Number of	Weighted average exercise
	warrants	price
Unvested as of December 31, 2022	1,353,740	$23.45
Unvested as of December 31, 2023	1,353,740	$23.45
Unvested as of December 31, 2024	1,353,740	$23.45

As of December 31, 2024, 2023, and 2022, the warrant is not vested and therefore cannot be exercised. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital in the amount of €28.0 million. Amortization expense related to the NHL warrants recognized in the years ended December 31, 2024, 2023, and 2022 was €3.1 million, €3.1 million, and €3.6 million, respectively.

Note 30. Subsequent events

In February 2025, the Company entered into an eight-year exclusive license agreement (the “MLB Agreement”) through the 2032 MLB season with MLB Advanced Media, L.P. (“MLB”) and its affiliates pursuant to which the Company will exclusively distribute ultra-low latency official MLB data, including MLB Statcast Data, across its global client network and audiovisual content to its international sports betting clients, commencing with the 2025 season. In consideration of the rights and benefits granted under the MLB Partnership Agreement, the Company has agreed to pay MLB relevant fees, including the applicable annual license fees. The Company also agreed that MLB shall be issued up to an aggregate of 1,855,724 Class A ordinary shares, subject to a vesting schedule until July 1, 2032, with the first tranche vesting upon execution of the MLB Agreement.

On March 19, 2025, the Company entered into a transaction agreement (the “IMGA Agreement”) with IMG Arena US Parent, LLC (“IMG ARENA”), WME IMG, LLC (“Seller”), OB Global Arena Holdings LLC and Endeavor Operating Company, LLC for the acquisition of 100% of the outstanding equity interests of IMG ARENA (the “IMGA Acquisition”). The IMGA Acquisition, which is currently expected to close in the fourth quarter of 2025, is subject to receipt of regulatory approvals and satisfaction of closing conditions, and would result in the acquisition by the Company of the liabilities and assets of IMG ARENA, including its global sports betting portfolio business. The Company believes the acquisition of the IMG ARENA portfolio will enhance its content and product offering and further strengthen its strategic position in the industry.

Under the terms of the IMGA Agreement, Seller will provide financial consideration totaling $225 million (subject to customary purchase price adjustments), comprised of $125 million (the “Direct Consideration”) paid to the Company and up to $100 million in cash prepayments to be made to certain sports rightsholders under contract with IMG ARENA. The Company will not be required to pay any financial consideration to Seller. With respect to the Direct Consideration, $25 million is payable at closing and the final $100 million is payable in equal payments on the first and second anniversaries of the closing (in each case subject to customary purchase price adjustments).

Note 31. List of consolidated entities and associates

Share of capital	December 31,	December 31,
in%	2024	2023
Holding
Sportradar Group AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
DataCentric Corporation, Philippines	100%	100%
Sports Data AG, Switzerland	100%	100%
Sportradar AB, Sweden	100%	100%
Sportradar Americas Inc, USA	100%	100%
Sportradar Solutions LLC, USA	100%	100%
Sportradar US LLC, USA	100%	100%
Sportradar AS, Norway	100%	100%
Sportradar Australia Pty Ltd, Australia	100%	100%
Sportradar Germany GmbH, Germany	100%	100%
Sportradar GmbH, Germany	100%	100%
Sportradar GmbH, Austria	100%	100%
Sportradar informacijske tehnologije d.o.o., Slovenia	100%	100%
Sportradar Latam S.A., Uruguay	100%	100%
Sportradar Malta Limited, Malta	100%	100%
Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
Sportradar OÜ, Estonia	100%	100%
Sportradar Polska sp. z o.o., Poland	100%	100%
Sportradar Singapore Pte.Ltd, Singapore	100%	100%
Sportradar UK Ltd, UK	100%	100%
Sportradar Virtual Gaming GmbH, Germany	100%	100%
Sportradar SA (PTY) LTD, South Africa	100%	100%
Sportradar Media Services GmbH, Austria	100%	100%
NSoft d.o.o, Bosnia and Herzegovina	70%	70%
NSoft Solutions d.o.o, Croatia	70%	70%
NSoft LTD, Malta	70%	70%
Stark Solutions d.o.o, Bosnia and Herzegovina	70%	70%
Optima Information Services S.L.U., Spain	100%	100%
Optima Research & Development S.L.U., Spain	—%	100%
Optima BEG d.o.o. Beograd, Serbia	100%	100%
Sportradar B.V., The Netherlands	100%	100%
Sportradar Data Technologies India LLP, India	100%	100%
Atrium Sports, Inc., USA	100%	100%
Atrium Sports Ltd, UK	—%	100%
Atrium Sports Pty Ltd, Australia	—%	100%
Synergy Sports Technology LLC, USA	100%	100%
Keemotion Group Inc., USA	100%	100%
Synergy Sports, SRL, Belgium	100%	100%
Keemotion LLC, USA	100%	100%
Sportradar Slovakia s.r.o, Slovakia.	100%	100%
Sportradar Cyprus Limited, Cyprus	100%	100%
Sportradar Jersey Holding Ltd, UK	100%	100%
Sportradar Management Ltd, UK	100%	100%
Fresh Eight Ltd., UK	100%	100%
Sportradar Capital S.à.r.l., Luxembourg	100%	100%
Vaix Ltd., UK	100%	100%
Vaix Greece IKE, Greece	100%	100%
Sportradar Brazil Ltda, Brazil	100%	—%
Sportradar Canada Ltd, Canada	100%	—%
Associated companies that are accounted for under the equity method
Bayes Esports Solutions GmbH, Germany	—%	42.58%