Form 20-F
period 2025-12-31
Sportradar Group AG
filed 2026-03-27
CIK 1836470

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 221,390,294 Class A ordinary shares and 903,670,701 Class B ordinary shares (but in each case inclusive of Class A and Class B shares held in treasury)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☒    No  ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

SUMMARY OF RISK FACTORS

Many important factors could adversely impact our business and financial performance, including, but not limited to, those discussed in Item 3.D. “Risk Factors” of this Annual Report and the following:

●	economic downturns and political and market conditions (including uncertainty and instability resulting from catastrophic events, such as acts of war or terrorism) beyond our control could adversely affect our business, financial condition or results of operations;
●	we depend on the success of our strategic relationships with our sports league partners;
●	social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing or other illegal gambling schemes and related matters may adversely impact our reputation;
●	changes in public and consumer tastes and preferences and industry trends could reduce demand for our products, services and content offerings;
●	potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business;
●	our potential inability to anticipate and adopt new technology in response to changing industry and regulatory standards and evolving customer needs may adversely affect our competitiveness;
●	real or perceived errors, failures or bugs in our products could materially and adversely affect our financial conditions or results of operations;
●	our inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks could affect our reputation among our clients, consumers and regulators, and may expose us to liability;
●	interruptions and failures in our systems or infrastructure, including as a result of cyber-attacks, natural catastrophic events, geopolitical events, disruptions in our workforce, system breakdowns or fraud may have a significant adverse effect on our business;
●	we, our clients and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business;
●	Risks associated with artificial intelligence (“AI”) and machine-learning technologies, including algorithmic errors, unintended outcomes, bias, security vulnerabilities, and failure to achieve anticipated efficiencies;
●	failure to recruit, retain and develop qualified personnel, including key members of our management team, would have a detrimental impact on our operations, create disruption and overall reduce our competitiveness;
●	our growth prospects depend on the legal and regulatory status of real money gambling and betting legislation applicable to our clients and other stakeholders in the industry;
●	failure to comply with regulatory requirements in a particular jurisdiction, or the failure to successfully obtain and/or retain a supplier license or authorization applied for in a particular jurisdiction, could impact our ability to comply with or cause rejection of licensing in other jurisdictions;
●	evolving criminal and administrative laws that may prevent our sports betting operator clients licensed in other EU member states from operating in or providing services to clients within their territory;

●	our failure to comply with evolving governmental regulations and other legal obligations, particularly related to privacy, data protection and information security;
●	failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad, may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting;
●	seasonality and volatility could result in fluctuations in our quarterly revenue and operating results or in perceptions of our business prospects;
●	difficulties in our ability to evaluate, complete and integrate acquisitions (including the integration of the IMG Arena business) successfully;
●	we may not be able to secure financing in a timely manner, or at all, to meet our long-term future capital needs, which could impair our ability to execute our business plan; and
●	as a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

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

Our financial performance is subject to global economic conditions and their impact on levels of entertainment and discretionary consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports entertainment and gaming industries, which may adversely affect our business, financial condition or results of operations. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, rising interest rates, inflation, bank failures, slowing economic growth, sustained high levels of unemployment, rising prices, reduced discretionary spending by consumers, or the perception by consumers of weak or weakening economic conditions, may reduce our clients’ needs for our products due to lower users’ disposable income or fewer individuals engaging in entertainment and leisure activities such as daily fantasy sports, sports betting and consumption of sports media and content. Further, such adverse macroeconomic conditions could also result in the increased risk of clients’ or other third party’s failure or inability to meet their payment obligations to us. Military conflicts, acts of terrorism or war, such as the ongoing conflict in Ukraine with Russia and in the Middle East or other international hostilities, could cause disruptions in our business or the businesses of our clients, partners, or the global economy as a whole. Specifically, Russia’s invasion of Ukraine and the uncertainty surrounding the conflict could continue to negatively impact global and regional financial markets which could result in businesses postponing spending in response to tighter credit, higher unemployment, financial market volatility, and other factors. While we have not experienced a material impact on our business due to this disruption, the impact on our employees as well as the potential for broader, adverse economic impacts of this event are difficult to measure and the broader or longer-term impacts of such event on our business is difficult to predict. We may be unable to offset general cost increases and higher inflation, including increases impacting costs of labor and professional fees, operations, selling, marketing, communications, travel, technology and software development and other costs. If spending reductions and price increases do not offset general cost increases and the impacts of higher inflation, there may be a material adverse effect on our financial condition, cash flows, profitability and liquidity.

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

Business Model Risks

We depend on the success of our strategic relationships with our sports league partners, and our inability to maintain, extend, or establish new relationships may cause loss of competitive advantage, unanticipated costs, or require us to modify, limit, or discontinue certain offerings, which could materially affect our business, financial condition, and results of operations.

We rely on strategic relationships with sports leagues and federations globally for data and statistics fundamental to our products and services. These long-term relationships provide us with a competitive advantage in distributing accurate and fast data feeds to our clients and in certain jurisdictions, the legal requirement to only use official data increases our reliance on such sports league partners. The partners with whom we have arrangements may also provide data and statistics to other companies, including other sports intelligence and software solutions platforms with whom we compete, or to prediction markets or similar exchanges. Should any of our existing or future relationships with such strategic partners fail to provide official (live) data and streaming rights in accordance with the terms of our arrangements, or we are unable to renew such contracts on commercially acceptable terms, or at all, or we are not able to find suitable alternatives, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Our ability to provide our products and services would be harmed and in turn adversely affect our business operations, financial condition or results of operations. Increased competition for league partnerships, including from prediction market exchanges and their participants, could result in higher costs to secure the relationships, lower revenue and greater expenses generally, which would reduce our profitability. In addition, competitors may reach deals for exclusive rights with sports leagues in one or more countries and therefore block our access to such market.

Social responsibility concerns and public opinion regarding responsible gambling, gambling by minors, match-fixing and related matters could cause the popularity of sports betting to decline and significantly influence the regulation of sports betting and impact responsible gaming requirements, which may adversely impact our reputation.

We operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. Unfavorable publicity regarding us or the actions of third parties with whom we have relationships or the underlying sports, including declining popularity of sports or athletes, could seriously harm our reputation. Negative publicity in the industry, including related to fixed-odds betting terminals, gambling by minors and gambling online, and allegations of illegal gambling schemes perpetrated by athletes and other industry participants, even if not directly or indirectly connected with us or our products and services, may adversely impact our reputation and the willingness of the public to participate in sports betting. Additionally, the attraction of sports betting to players for whom betting and gaming activities assume too great a role in their lives poses a challenge to the sports betting industry. If the perception that the sports betting industry is failing to adequately protect vulnerable players, regulators may impose additional restrictions on the offering of sports betting services. Furthermore, negative publicity and reputational harm may give our sports league partners a termination right to discontinue their contracts with us and our business and results of operations may be adversely affected.

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

Our ability to offer sports content solutions that increase partner and fan engagement is increasingly important to the success of our business and our ability to generate revenue, is sensitive to rapidly changing consumer preferences and industry trends, and depends on our ability to satisfy consumer tastes and expectations in a consistent manner. A reduction in consumer spending and engagement time spent on our clients’ products could reduce our clients’ demand and adversely affect our business and revenue. This is especially true in jurisdictions where we operate under a revenue-share model. Our success depends on our ability to offer products and services, including our sports content and media, that meet the changing preferences of the sports content consumer market, including those of our television, cable network and broadcast partners. We invest in our sports image and editorial application programming interfaces (“APIs”), including in the creation of high quality content, and our insights and sports page solutions. Our failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for our products, services and content offerings or those of our partners. Furthermore, a lack of popularity of our content offerings, as well as labor disputes, unavailability of a star athlete in a given game or match, or allegations of illegal gambling schemes perpetrated by athletes and other industry participants, could have an adverse effect on our business, financial condition or results of operations.

Our market is competitive and we may lose clients and relationships to both existing and future competitors. Potential changes in competitive landscape, including new market entrants or disintermediation by participants in the industry, could harm our business. In addition, the introduction of sports-event contracts trading offered by prediction markets creates uncertainty affecting our business.

The markets for sports data, media, entertainment and betting are competitive and rapidly changing. Competition in these markets is increasing and may be further exacerbated if economic conditions or other circumstances, including regulatory changes, cause customer bases and customer spending to decrease and service providers to compete for fewer client resources. Our existing and future competitors, which could include technology companies, leagues and their affiliates or others new to our industry, may have or may in the future obtain greater name recognition, larger client bases, or better technology or data, thus providing cheaper services and better offers to operators, organizations and partners, or greater financial, technical or marketing resources, allowing them to respond more quickly to new or emerging technologies or changes in user requirements. Certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against us, such as by integrating competing platforms or features into products they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; by making access to our platform more difficult; or by employing more aggressive bidding strategies with our sports league partners.

Further, as the industry grows, jurisdictions legalize sports betting and current operational jurisdictions progress toward maturity, we expect the competitive landscape will continue to change in a variety of ways. Rapid and significant changes in technology, resulting in new and innovative sports entertainment and content options, that could place us at a competitive disadvantage and reduce the use of our products and services. In addition, direct competitors, such as sports data and solution providers and indirect competitors, such as the sports betting bookmakers and media companies we serve or the league partners we rely on for (live) data and streaming rights, other industry participants and/or new market entrants (including technology and social media companies) may develop products and services that compete with or replace our products and services. Finally, participants in the sports media, entertainment and betting industries may undergo disintermediation of service providers and establish direct business relationships with sports leagues and teams for data, statistics and content.

In the United States, prediction markets, which are CFTC-regulated platforms that allow participants to trade event contracts based on the outcome of future events, are emerging as a potential innovation in sports engagement and data monetization. While these prediction markets has created and could create more opportunities for us to leverage our data and other products and services, they also present significant uncertainties. These uncertainties include, among others, competitive risks, regulatory risks and contractual risks.

Competitive risks include uncertainty regarding the extent to which differing regulatory or contractual treatment could create an uneven competitive environment or affect the attractiveness of various products to consumers, and whether prediction markets may reduce the size, scale, or growth of traditional sports betting markets, which could diminish the value of our existing data licensing arrangements and other commercial relationships in that space. It also is unclear the extent to which prediction markets may increase competition for customers, talent and technology, thereby increasing costs and potentially inhibiting our ability to innovate and grow.

Regulatory risks include uncertainty regarding what laws and rules apply to, and who governs, prediction markets. Our business is linked to the broader sports betting infrastructure and participants. Sports betting in the United States traditionally has been regulated by the states. Prediction markets are derivatives markets, which have been traditionally regulated federally by the CFTC and only recently incorporated sports-event contracts. The inclusion of sport-event contracts in prediction markets has created ongoing disputes between state regulators, prediction markets and market participants over what laws and rules apply and who governs prediction markets. These disputes have led to litigation, state regulatory actions, proposed CFTC rulemaking, and legislative action, all of which has created significant uncertainty and could lead to significant changes in both sports betting and prediction markets structure, economics, scope and governance, including, for example, the extent to which state gaming and betting laws apply to prediction markets and whether the potential application of federal preemption to CFTC-registered prediction markets may impose new requirements or restrictions or prompt changes in state-level sports betting laws and regulations that could affect the marketability and profitability of our products.

Contractual risks include uncertainty regarding the extent to which our products and services may be transferable to prediction markets and whether our rights in traditional sports betting activities are extendable to sports event contracts in prediction markets. While prediction markets could create new opportunities for growth and innovation, the growth of predictions markets also could limit the marketability of our products due to the introduction of new prediction market participants, such as market makers and liquidity providers, who may rely on other sources of information.

The uncertainty created by these risks may give rise to new and unforeseen risks that could adversely affect us. In addition, it is unclear how the regulatory uncertainties in the United States will affect the growth of prediction markets abroad or change the manner in which other countries regulate betting or prediction markets in their jurisdictions. Any changes could have adverse effects on our business. Further, the emergence and popularity of consumer-facing prediction markets may attract regulatory scrutiny and litigation in the United States or elsewhere related to market integrity, use of data, consumer protection, responsible gambling frameworks, and insider trading concerns, which could lead to the imposition of additional licensing, reporting, compliance, or anti-manipulation obligations on us and other market participants. The ultimate impact of prediction markets, in particular in the United States, on our business will depend on numerous factors beyond our control. There can be no assurance that we will be able to successfully navigate these changes and uncertainties.

If we are unable to retain or obtain new clients, effectively respond to competition from an expanding array of choices facilitated by technological developments in the delivery of sports content, including from prediction markets and their participants, enforce our contracts, or maintain or develop relationships with sports organizations, our revenue and profitability could decline.

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

We must continually retain existing clients and expand existing clients’ usage of our products and services, as well as increase our penetration and service offerings within our existing markets of operation to grow our business. For the fiscal years ended December 31, 2025 and 2024, we generated 6.6% and 6.5% of total revenue from a single client, respectively, and 26.3% and 28.9% of total revenue from our top ten clients combined, respectively. Our ability to retain our significant clients largely depends on whether we can enhance our products and services, and our overall client experience and keep pace with changes in technology and our competitors. Our product quality must maintain the consistent level of low-latency and high accuracy to fulfill our clients’ requirements.

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

Our customers may need training in the proper use of and the variety of benefits that can be derived from some of our products to maximize their potential. If we do not effectively deploy, update or upgrade our products and technology, succeed in helping our clients quickly resolve post-deployment issues and provide effective ongoing services, our ability to sell additional products and services to existing clients could be adversely affected, we may face negative publicity and our reputation with potential clients could be damaged. Many enterprise and government clients require higher levels of services than smaller clients. If we fail to meet the requirements of the larger clients, it may be more difficult to execute on our strategy to increase our penetration with larger clients. As a result, our failure to maintain high quality services may have a material adverse effect on our business, financial condition or results of operations.

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

Many factors influence our reputation and the value of our brands, including the perception held by our clients, business partners, investors, other industry stakeholders and the communities in which we operate. Our Sportradar Integrity services supplies sports integrity solutions for sports’ governing bodies, anti-doping organizations, law enforcement agencies, among others, to support them in the fight against betting-related match-fixing, doping and integrity threats. As a leading supplier of integrity solutions, we have faced, and will likely continue to face, increased scrutiny related to our solutions and consulting services, and our reputation and the value of our brands can be materially adversely harmed if a user of our solutions is involved or alleged to be involved in a major match-fixing, doping scandal or other illegal gambling scheme. Fraud, corruption or negligence by our employees or contracted statisticians collecting data on behalf of us or third parties could also potentially have an impact on our reputation. Operational errors, whether by us or our competitors, could also harm our reputation or the sports data, sports betting, online gaming and sports marketing industries. Any association with the illegal, unethical or fraudulent activities of our clients or our partners could expose us to potential reputational damage and financial loss. Any harm to our reputation could impact employee engagement and retention, and the willingness of clients and partners to do business with us, which could have a materially adverse effect on our business operations, financial conditions or results of operations.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations, experience disruption or cease providing services adequately or at all.

Some products and services relating to our business, such as cloud-based software service providers, software application support, data centers, parts of development, hosting and maintenance of our operating systems, providing player tracking services, call center services and other operating activities are outsourced to third-party vendors or rely on products and services provided by third-party vendors. Any changes to or failures in these systems that degrade the functionality of our products and services, impose additional costs or requirements or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our products and services. If our agreements with third-party vendors are terminated, or if we cannot renew contracts on terms favorable to us, or at all, or if we cannot find alternative sources of such services or otherwise replace these third-party vendors quickly, we may experience a disruption in our services, and our business and operations could be adversely affected. Further, if our third-party vendors do not comply with applicable laws, including restrictions on the collection, use, sharing or disclosure of personal information or personal data, our reputation and the willingness of clients and partners to do business with us could be harmed, which could have a materially adverse effect on our business operations, financial conditions or results of operations. The failure of our third-party vendors to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason, including as a result of damage or interruption from, among other things, fire, natural disaster, pandemics, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, military conflicts, acts of terrorism, other international hostilities, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events, could adversely affect our operations and profitability due to, among other consequences:

●	loss of revenue;
●	loss of clients;
●	loss of clients’ data;
●	loss of sports league partnerships;
●	harm to our business or reputation resulting from negative publicity;
●	exposure to fraud, losses or other liabilities including service level contractual penalties;
●	additional operating and development costs; or
●	diversion of management, technical and other resources.

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

As we continue to grow our business, we must effectively integrate, develop and motivate employees, while maintaining the beneficial aspects of our company culture. Further, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures in order to manage our growth. If we do not manage the growth of our business and operations effectively, our employee morale and retention could suffer and the quality of our products and services and efficiency of our operations could suffer, which could harm our business, financial condition or results of operations.

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

Our business is not fully mature, which makes it difficult to effectively assess our future prospects. An investor should consider our business and prospects in light of the risks and difficulties we encounter in this evolving market. These risks and difficulties include our ability to, among other things:

●	retain an active client base and attract new clients;
●	avoid interruptions or disruptions in our service;
●	improve the quality of the client experience on our platforms;
●	earn and preserve our clients’ trust with respect to the quality of our products and services and mitigate any reputational risks related to betting-related match fixing, doping and other sports integrity threats and schemes;
●	process, store and use personal client data in compliance with governmental regulation and other legal obligations related to data privacy, data protection and data security;
●	comply with extensive existing and new laws and regulations, including licensing requirements for B2B suppliers to the gambling and betting industry;
●	effectively maintain a scalable, high-performance technology infrastructure that can efficiently and reliably handle our client’s needs globally;
●	successfully deploy new or enhanced features and services;
●	compete with other companies that are currently in, or may in the future enter, the sports data business;
●	hire, integrate and retain world-class talent; and
●	expand our business into new markets.

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

Our industry is subject to rapid and significant technological advancements, with the constant introduction of new and enhanced products and services and evolving industry and regulatory standards and client needs and preferences. We expect that new services and technologies applicable to sports media, entertainment and sports betting industries will continue to emerge, which could have the effect of driving down the cost to access relevant data and content and lead to more competitive pricing. Our business and financial success will depend on our ability to continue to anticipate the needs of clients and potential clients, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. Though we actively seek to respond in a timely manner to changes in client needs and preferences, technology advances, new and enhanced products and services and competitive pricing, failure to timely and appropriately respond to these changes could adversely impact, on both a short-term and long-term basis, our business, financial condition or results of operations. For example, the competitive position of our extensible markup language (“XML”) and application programming interface (“API”) feeds depends in part on the ability to integrate, operate and share data with the visualization tools, software and technology infrastructure of our clients. As such, we must continuously modify and enhance our XML and API feeds to adapt to ensure efficiency, speed and scale and if the interoperability of such feeds with our clients’ decreases, we could become less attractive to users of our products, lose market share or be required to incur more costs to enhance compatibility.

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

We provide data feeds regarding schedules, results, performance and outcomes of sporting events to our wide array of clients, who rely on our data to settle bets, create content and generate analysis, among other things. The software underlying our products is highly technical and complex. Our software has previously contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. While we continually improve our network topology, we cannot protect against all possible future defects. In addition, errors, failures and bugs may be contained in open-source or other third-party software utilized in building and operating our products or may result from errors in the deployment or configuration of open-source or third-party software. Some errors in our software may only be discovered after the software has been deployed or may never be generally known. Any errors, bugs or vulnerabilities in our software could result in interruptions in data availability, product malfunctioning or data breaches, and thereby result in damage to our reputation, adverse effects upon clients and users, loss of clients and relationships with third parties, loss of revenue or liability for damages. Furthermore, in some sports, determining the value of certain data points might require a degree of judgment that could result in data that differ from those of other sports data providers, and these differences may give rise to the perception of biased or erroneous data that may negatively harm our reputation. In some instances, we may not be able to identify the cause or causes of the foregoing problems or risks, or take effective steps to remediate such problems or risks, within an acceptable period of time.

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

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including internet-based systems, to support business processes as well as internal and external communications. We operate some of these systems and networks, but we also rely on third-party providers for various products and services across our operations. Despite the implementation of security measures, our information technology systems and those of our partners and third party service providers are vulnerable to attack, damage, and interruption from cyber-attacks, computer viruses and malware (e.g. ransomware), security breaches, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, phishing attacks and other social engineering schemes, employee theft or misuse, human error, fraud, denial or degradation of service attacks, sophisticated nation-state and nation-state-supported actors or unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization.

We may also experience security breaches that may remain undetected for an extended period. A security breach or privacy violation that leads to disclosure or modification of or prevents access to personal data or other protected information could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, require us to verify the correctness of data and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may also face increased cybersecurity risks due to our reliance on internet technology and the number of our and our service providers’ employees who are (and may continue to be) working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities.

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

We have in the past and may in the future experience, disruptions, failures, data loss, outages, and other performance problems with our infrastructure and cloud-based offerings due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, employee misconduct, capacity constraints, denial of service attacks, phishing attacks, computer viruses, malicious or destructive code, or other security-related incidents, and our disaster recovery planning may not be sufficient for all situations. If we experience disruptions, failures, data loss, outages, or other performance problems, our business, financial condition or results of operations could be adversely affected.

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

Any interruption in our service, whether as a result of an internal or third party issue, could damage our brand and reputation, cause our clients to terminate or not renew their contracts with us or decrease use of our platforms and services, require us to indemnify our clients against certain losses, result in our issuing credit or paying penalties or fines, subject us to other losses or liabilities, including service level agreement contract penalties for failure to meet agreed upon performance standards, cause our platforms to be perceived as unreliable or unsecure, and prevent us from gaining new or additional business from current or future clients, any of which could harm our business, financial condition or results of operations.

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

Our inability to achieve efficiencies through the use of AI may adversely affect our competitiveness. Failure to identify and act upon new market trends could lead to us being out-innovated by a competitors that collect, use and monetize raw data better and faster. Failure to keep up with the evolving AI regulatory framework due to insufficient or ineffective governance may also adversely affect our ability to leverage AI benefits and impact our reputation. Use of AI has inherent risks.

AI and machine learning is enabled by or integrated into some of our products, such as simulated sports reality, an AI-driven product for professional sports matches and a range of pre-match and live (in-play) betting opportunities. As with many developing technologies, AI presents risks and challenges that could affect its further development, adoption, and use, and therefore our business.

We anticipate that AI applications to sports media, entertainment and sports betting industries will drive enhanced client experience and higher level of engagement with the products and services in the industry, while driving down the cost to collect and enrich data and content. Our business and financial success will depend on our ability to identify and deliver to market new and enhanced products and services leveraging the benefits of AI. Failure to do so could lead to us being out-innovated by competitors that leverage AI benefits better that us, particularly in collecting, using and monetizing raw data. Our third-party software vendors and service providers are increasingly incorporating AI into their processes and this may expose us to additional risks should they not be able to incorporate the technology effectively. Our suppliers may also incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or future regulatory or industry standards with respect to intellectual property infringement, privacy and data protection.

AI algorithms may be flawed. Datasets may be insufficient, of poor quality, or contain biased information. AI technologies may therefore create content that appears correct but is factually inaccurate or flawed. Inappropriate or controversial data practices by data scientists, engineers, and end users of our systems could impair the acceptance of AI solutions. If the recommendations, forecasts, or analyses that AI applications assist in producing are deficient or inaccurate, we could be subjected to competitive harm, potential legal liability, and brand or reputational harm. Some AI scenarios present ethical issues, including the rapid growth of large language models (LLMs) and generative AI that may increase potential for biased outputs and misinformation amplification. If our business practices designed to mitigate many of these risks through, among other things, ongoing research and responsible deployment, are insufficient and we enable or offer AI solutions that are controversial because of their purported or real impact on human rights, data privacy and data security, employment, or other social issues, we may experience brand or reputational harm.

Intellectual property rights, including patents and copyright, surrounding AI technologies have not been fully addressed by courts or laws or regulations in countries, provinces, states and jurisdictions around the world, but some courts that have reviewed this issue to date have taken the position that inventions made by AI are not patentable and works of authorship created without substantial human input are not subject to copyright protection, which could result in inventions, work products and other outputs that we create using AI technologies not being protected by intellectual property rights. In addition, use or adoption of third-party AI technologies into our products and services may result in exposure to claims of infringement or misappropriation of other’s intellectual property.

The rapid evolution of AI, including potential government regulation of AI, may require us to spend significant additional resources related to use and incorporation of AI in our solutions. The regulatory framework for AI is rapidly evolving. On August 1, 2024, the EU AI Act (“AI Act”) entered into force with its regulatory provisions to be phased in gradually. The AI Act prohibits certain AI practices and heavily regulates high-risk AI systems. The AI Act has an extraterritorial reach, and therefore we need to ensure all our operations align with regulatory standards. Other countries, provinces, states and jurisdictions have also passed or are considering passing laws on AI which now or may in the future apply to our business and operations. While we have developed specific processes to govern the use and applications of AI in our operations, any failure to comply with applicable AI regulatory frameworks would have a detrimental impact on our reputation and our ability to leverage AI in the future. For example, under the AI Act, we may be subject to fines of up to €35.0 million or up to 7% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims, as well as negative publicity and potential losses of business, business partners, consumer trust and market confidence.

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

Legal and Regulatory Risks

We, our clients and our suppliers may be subject to a variety of U.S. and foreign laws on sports betting, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business. The approach to regulation and the legality of sports betting varies from jurisdiction to jurisdiction and is subject to uncertainties. Any change in existing regulations or their interpretation or the regulatory climate could adversely impact our ability to operate our business or decrease the demand for our products and services. Moreover, the introduction of licensing requirements for the supply of products and services to the gambling and betting industry, including in jurisdictions where we or our clients are not required to hold a license or where limited regulatory frameworks exist, may adversely impact our ability and our clients’ ability to operate in such jurisdictions.

Many of the clients we serve and our products and services offered to bookmakers around the world to enhance their sportsbook operations, may be subject to laws and regulations relating to sports betting and online betting and gaming in those jurisdictions in which our clients or we offer our services. Future legislative and regulatory action may be affected by political pressures, attitudes and climates or negative sentiment towards sports betting and gambling. Stricter legislation, licensing and regulatory requirements may decrease the demand for our products and services or prevent us from providing services in certain markets.

The regulation and legality of sports betting varies by jurisdiction. Some jurisdictions have restricted, monopolized or prohibited online gambling and/or betting, while others have taken the position that online gaming and/or betting should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable that to happen. Certain jurisdictions, including the United States and certain European jurisdictions, require us to hold a supplier or similar license. In jurisdictions where B2B supply services are not subject to a supplier license, we operate our business based on agreements in which our clients warrant that their gambling and betting services comply with applicable legislation. The legality of sports betting services in certain jurisdictions is not clear or is open to interpretation, often arising from a delay or failure to update gambling laws to reflect the availability of modern remote betting products. In those cases, there are justifiable arguments to support various forms of betting and gaming activities on the basis that they are not expressly prohibited, that their application to offshore activities is unclear, that betting and gaming products are readily available within the particular jurisdiction and/or that there is no history of enforcement of betting and gaming regulations.

Our failure to obtain or maintain required licenses may result in us having to change, restrict, suspend or cease our supply of products and services, resulting in potential loss of revenue, sanctions and penalties, and reputational damage. Changes to existing forms of regulation may include punitive tax regimes, large bonds or financial guarantees, limitations on product offerings, requirements for ring-fenced liquidity caps on licensees, restrictions on marketing activities or restrictions on third-party service providers. In addition, jurisdictions in which we operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Any adverse changes to the regulation of sports betting or the revocation of our operating licenses or those of our clients could materially adversely affect our ability to conduct our operations or may become commercially undesirable or impractical for us to provide sports betting services or operate in certain jurisdictions.

Governmental authorities could view us or our clients as having violated local laws despite efforts and good faith attempts to obtain all applicable licenses or local requirements. Such proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us, while diverting the attention of key executives. In addition, there is a risk that the provision of products and services to clients who are not in compliance with gambling and betting legislation in certain jurisdictions despite our efforts to ensure compliance by clients may lead to sanctions and penalties against us. This may result in us being unqualified to maintain our existing regulatory licenses or obtain future licenses and authorizations. Even if such claims are successfully defended, the process may result in a loss of reputation, potential loss of revenue and diversion of management resources and time.

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

For example, the failure of state/regional, national and/or supranational regulators (particularly in various U.S. states) to implement a regulatory framework for provision of betting and gaming services in their jurisdictions in a timely manner, or at all, may prevent, restrict or delay our clients and us from accessing such markets. In addition, any regulation ultimately implemented may prohibit or materially restrict our clients’ and our ability to enter such jurisdictions. In particular, where licensing regimes are introduced in certain markets, there is no guarantee that our clients and we will be successful in obtaining or retaining a license to operate in such markets. Further, even if we do, any such license may be subject to onerous licensing requirements, together with sanctions for breach thereof and/or taxation liabilities that may make the market unattractive or impose restrictions that limit our ability to offer certain of our key products or services. For example, there are often proposals in various jurisdictions, including in various U.S. states and in the United Kingdom, that would impose additional or increased taxes on betting operators, or to amend the tax treatment of betting revenues, thereby raising the operating costs for clients. If these proposals are adopted, our clients may reduce their spending, scale back operations, or limit new contracts, which could lower demand for our data, content and related services. Additionally, a license may require us to offer our products or services in partnership or cooperation with a local market participant, thereby exposing us to the risk of poor or non-performance by such participant, which could in turn disrupt or restrict our ability to effectively compete and offer our products or services in the relevant market. Finally, the complexity from the introduction of multiple state/regional regulatory regimes, particularly within the United States where multiple states are expected to introduce varying regulatory regimes, may result in considerable operational, legal and administrative costs for us, especially in the short term.

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

European Union Member States have taken divergent approaches to regulating sports betting and online gaming. Certain Member States attempt to enforce domestic licensing requirements against operators licensed elsewhere in the European Union, despite the European Union principles of freedom to provide services. The case law of the Court of Justice of the European Union (“CJEU”) remains contested and continues to evolve. If Member States expand exclusive licensing regimes, impose domestic authorization requirements, or limit cross-border access, our clients may be required to obtain local licenses, reduce product offerings, or exit certain markets altogether. These developments could indirectly adversely affect our revenue in the European Union by reducing clients’ market access and overall betting volumes.

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

As part of our business, we collect personal information, personal data and other potentially sensitive and/or regulated data from our clients and employees and other parties, including bank account numbers, social security numbers, credit and debit card information, identification numbers and images of government identification cards. Laws and regulations in the United States and around the world restrict and regulate how personal information is collected, processed, stored, used, disclosed, and transmitted across borders, including by setting standards for its security, implementing notice requirements regarding privacy practices, and providing individuals with certain rights regarding the use, storage, disclosure and sale of their protected personal information. In the United Kingdom, as well as the European Union and Switzerland, we are subject to laws and regulations that are more restrictive in certain respects than those in the United States. In the event of a data breach, we are also subject to data breach notification laws in the jurisdictions in which we operate and the risk of litigation and regulatory enforcement actions. We may also be contractually required to notify customers or other counterparties of a security breach. We must also comply with expanding consumer protection laws related to our electronic marketing efforts and use of third-party cookies and similar technologies. We may also be subject to evolving laws in Europe and other jurisdictions that govern access to and treatment of customer data and the rights of customers under the corresponding contracts.

Additionally, laws continue to place limitations on the ability to transfer personal information across borders. For example, the EU General Data Protection Regulation (GDPR) imposes strict rules on the transfer of personal data to countries outside the EU unless the third country is deemed to provide an adequate level of data protection by the EU or the parties to the transfer have implemented specific safeguards to protect the transferred personal information. Other countries may have similar restrictions on transfers of personal data. Further, the U.S. Department of Justice issued a final rule entitled, “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” codified at 28 CFR part 202 (“Bulk Transfer Rule”). The Bulk Transfer Rule prohibits and restricts bulk transfers of categories sensitive personal data of U.S. citizens to countries of concern, such as China, Russia, and Iran to prevent access by foreign adversaries. It restricts our ability to engage in certain cross-border transactions involving certain financial or other personal identifiers, which may increase compliance costs, lead to increased regulatory scrutiny or liability, and may require additional contractual negotiations, which may adversely impact our business, financial condition, and operating results. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As a result, we may have to make certain operational changes and we will have to implement revised standard contractual clauses and other relevant documentation for existing data transfers within required time frames.

Similarly, authorities are continuing to adopt legislation and consider regulatory proposal related to data protection and data usage. For example, on June 19, 2025, the UK’s Data (Use and Access) Act 2025, or the DUAA, was granted Royal Assent, implementing various measures concerning data usage in the UK and reforming data protection laws. The provisions within the DUAA will come into force through 2026, and it remains too soon to tell how the DUAA will be implemented and what impact it will have on our international activities. Additionally, the EU’s Digital Markets Act, will require large online platforms that are designated by the European Commission as “gatekeepers” to obtain user consent for combining data across certain products and require search engines to share anonymized data with rival companies, among other changes.

These laws and regulations are constantly evolving and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. For example, the European Data Protection Board continues to release guidelines for industries and impose fines related to the GDPR, some of which have been very significant, including proposed amendments to the GDPR in November 2025. We must devote significant resources to understanding and complying with this changing landscape. Restrictions on the collection, use, sharing or disclosure of personal information or personal data or additional requirements and liability for security and data protection could require us to modify our products, services and marketing approach, possibly in a material manner, could limit our ability to develop new products and services and could subject us to increased compliance obligations and regulatory scrutiny. Current and proposed regulation addressing privacy and data protection could also increase our costs of operations.

Further, we make public statements about our use and disclosure of personal information through our privacy notice, information provided on our website and press statements. Although we endeavor to ensure that our public statements are complete, accurate and fully implemented, we may at times fail to do so or be alleged to have failed to do so. We may be subject to potential regulatory or other legal action if such notices or statements are found to be deceptive, unfair or misrepresentative of our actual practices If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations and fines, enforcement notices requiring us to change the way we use personal data or our marketing practices, and significant costs for remediation. For example, under the GDPR we may be subject to fines of up to €20.0 million or up to 4% of the total worldwide annual group turnover of the preceding financial year (whichever is higher). We may also be subject to other liabilities, such as civil litigation claims by data subjects, as well as negative publicity and a potential loss of business, business partners, consumer trust and market confidence. Since December 2020, third- parties, including a group of United Kingdom football players, issued data subject access requests under the GDPR to various participants in the sports data and sports betting industries, including us. From time to time, we receive a substantial amount of data subject access requests from the entity behind these third parties. If these requests develop into legal action, it could significantly alter the way we collect and use sports data relating to players, could subject us to fees or other damages and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgments could impact the validity of such contractual arrangements which may force us to alter our business strategy and have an adverse effect on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

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

As previously reported, on October 5, 2023, Sportscastr, Inc. (d/b/a PANDA (“PANDA”)) filed an action in the Eastern District of Texas alleging patent infringement against the Company. The complaint alleged that Sportradar branded products involving the provision of live data and content in live video streams infringe certain claims of three asserted patents. The complaint was subsequently amended to add Sportradar AG as a defendant and include a fourth asserted patent. On February 14, 2025, PANDA filed an amended complaint adding two antitrust claims alleging that the Sportradar defendants anticompetitively conditioned access to official live sports data on their customers’ use of certain Sportradar technologies. In March 2026, the Company and its affiliates completed a settlement agreement with PANDA in which PANDA dismissed its claims with prejudice. For further information, please see Note 28- Contingencies to our consolidated financial statements, which are included elsewhere in this Annual Report.

Failure to obtain, maintain, protect, enforce and defend our intellectual property rights, or to obtain intellectual property protection that is sufficiently broad may diminish our competitive advantages or interfere with our ability to develop, market and promote our products and services.

Our patents, trademarks, trade names, trade secrets, know-how, proprietary technology and other intellectual property rights are important to our success. While it is our policy to vigorously protect and defend our intellectual property rights, we cannot predict whether the steps we take to obtain, maintain, protect and enforce our intellectual property will be adequate to prevent infringement, misappropriation, dilution or other potential violations of our intellectual property rights. We may not be able to register our intellectual property rights in all jurisdictions where we do business, and in certain circumstances, we may determine that it is not commercially desirable to obtain registered protection for our inventions, products, software, databases or other technology. In such situations, we must rely on laws governing the protection of unregistered intellectual property rights, and contractual confidentiality and/ or exclusivity provisions to protect our data and technology, which may limit the remedies available to us in the event of unauthorized use by third parties. If we are unable to protect our inventions and proprietary offerings, technology, databases, software and features via relevant laws or contractual exclusivity, competitors may copy them. Even if we seek to register our intellectual property rights, third parties may contest our applications, and even if we are able to obtain registrations, third parties may successfully challenge the validity or enforceability of the registered intellectual property. Further, we cannot guarantee that our patents, registered trademarks or other intellectual property will be of sufficient scope or strength to provide us with meaningful protection or competitive advantage. Even if we seek registered intellectual property rights, there can be no assurance that such registrations will have the coverage originally sought or adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Certain registered property rights, such as patents and copyrights, are also time-limited, meaning that such intellectual property rights have already or will in the future expire, which could negatively our business. We also cannot guarantee that others will not use our intellectual property without our consent or independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Unauthorized parties may attempt to reverse engineer our technology to develop applications with the same or similar functionality as our solutions, and competitors and other third parties may also adopt trade names or trademarks similar to ours. Further, competitors and other third parties have in the past and may in the future attempt to make unauthorized use of our data. Monitoring and policing unauthorized use of our data, technology and intellectual property rights is difficult and may not be effective, and we cannot assure you that we will have adequate resources to police and enforce our intellectual property rights. Uncertainty may also result from changes to intellectual property laws or to the interpretation of those laws by applicable courts and agencies. For example, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. As such, we cannot be certain that our current uses of data from publicly available sources or otherwise, which are not known to infringe, misappropriate or otherwise violate third-party intellectual property today, will not result in claims for infringement, misappropriation or other violations of third-party intellectual property in the future. If we are unable to maintain the proprietary nature of, and intellectual property protections for, our technologies, offerings, databases, software or features, our business, financial condition and results of operations could be materially adversely affected. Any litigation to enforce our intellectual property rights or defend ourselves against oppositions or other proceedings regarding our registered or applied-for intellectual property could be costly, divert attention of management and may not ultimately be resolved in our favor, which claims may not be resolved in our favor.

We attempt to protect our intellectual property and proprietary information by (i) implementing industry-standard administrative, technical and physical practices, including source code access controls, that are designed to secure our proprietary information, and (ii) requiring employees and consultants and certain of our contractors to execute confidentiality and invention assignment agreements. However, we may not be able to obtain these agreements in all circumstances and our practices and controls may not be effective. Furthermore, we cannot guarantee that all employees, consultants and contractors will comply with the terms of these agreements, or obtain an adequate remedy in the event of such unauthorized disclosure or use, or that the agreements will effectively protect our proprietary information or protect our ownership of our intellectual property rights. Accordingly, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements despite the existence generally of confidentiality agreements, access controls, industry standard practices and other contractual restrictions. Monitoring unauthorized uses and disclosures is difficult and costly, and we do not know whether the steps we have taken to protect our proprietary technologies and information will be effective. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information, and we may not be able to obtain adequate remedies for unauthorized use or disclosure. We also may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Further, our commercial success depends on our ability to develop and commercialize our products and services and use our technology without infringing, misappropriating or otherwise violating the intellectual property or similar proprietary rights of third parties. Whether merited or not, we have faced, and may in the future face, claims of infringement, misappropriation, dilution or other violation of third-party intellectual property or similar proprietary rights that could interfere with our ability to market and promote our brands, products and services. This could include claims that the content made available through our products and services violates individuals’ (including athletes’) rights of publicity or privacy or utilizes without authorization, infringes upon, dilutes or otherwise violates third-party trademarks or brand names. Any litigation to defend ourselves against claims of infringement, misappropriation or other violation of third-party intellectual property or similar proprietary rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, failure to successfully settle or defend against claims that we have infringed, misappropriated, diluted or otherwise violated the intellectual property or similar proprietary rights of others may require us to stop using certain intellectual property or commercializing certain products and services, obtain licenses, modify our services and technology while we develop non-infringing substitutes, incur substantial damages or settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties and upfront or ongoing fees. Such licenses may also be non-exclusive, which could allow competitors and other parties to use the subject technology in competition with us. We may also have to redesign our services and technologies so they do not infringe, misappropriate, dilute or otherwise violate third-party intellectual property or similar proprietary rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

We use open-source software in connection with our proprietary software and expect to continue to use open-source software in the future. Use and distribution of open-source software may entail greater risks than use of other third-party commercial software, as licensors of open-source software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. Some open-source licenses may require licensees that incorporate open-source code into their proprietary software, or that distribute their proprietary software with or link their proprietary software to open-source code, to publicly disclose their proprietary source code, or to license proprietary code under the same license terms or for the purpose of creating derivative works, or may prohibit the licensees from charging a fee to other parties for use of such software. In addition, the public availability of open-source software may make it easier for others to compromise or reproduce our services or product offerings.

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

We are reliant upon licenses to certain data and other intellectual property rights that are important to our products and services. Such licenses are generally non-exclusive, and may not provide us with sufficient rights to use such data and other intellectual property rights, including in all territories in which we may wish to commercialize our products and services. As a result, we may not be able to prevent competitors or other parties from commercializing competitive products and services. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to commercialize our products and services covered by these license agreements. Even if these agreements are not terminated, upon their expiration, we may be required to re-negotiate or renew these agreements with our licensors, or enter into new agreements with other rights holders, in order to commercialize our products and services. There is significant competition for such licenses, and we cannot guarantee that we will be able to renew our licenses. Furthermore, as rights holders develop their own offerings, they may be unwilling to provide us with access to certain data or content, such as data and content for popular or highly anticipated game broadcasts or series. If our licensors and other rights holders are not willing or able to license us data, content or other materials upon terms acceptable to us (or at all), our ability to commercialize our products and services may be impaired or our costs could increase. In addition, we may seek to obtain additional licenses from our licensors and, in order to obtain such licenses, we may have to agree to amend our existing licenses in a manner that may be more favorable to the licensors. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

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

Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption, AML, CTF, economic sanctions and export control laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We have policies, procedures and controls designed to comply with applicable AML, CTF, anti-corruption, economic sanctions and export control laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Environmental, social and governance (“ESG”) matters may adversely affect our relationships with clients and investors and increase compliance costs.

There is a continued focus from certain lawmakers, regulators, investors, clients, employees and other stakeholders concerning ESG matters, including environment, climate, water, diversity and inclusion, human rights and governance transparency. A number of our clients have adopted, or may adopt, procurement policies that include ESG provisions or requirements that their suppliers should comply with, or they may seek to include such provisions or requirements in their procurement terms and conditions. A number of investors are also requiring companies to disclose ESG-related policies, practices and metrics. In addition, various jurisdictions have adopted, or are developing, complex and lengthy ESG-related laws or regulations that may be difficult to comply with and will increase our direct compliance costs, as well as indirect costs passed on to us from our clients and suppliers. Further, there is an increasing number of state-level anti-ESG initiatives in the United States that may conflict with other regulatory requirements or our various stakeholders’ expectations. If we fail to materially comply with or meet the evolving legal and regulatory requirements or expectations of our various stakeholders, we may be subject to enforcement actions, required to pay fines, face decreased client demand or lose investors, which could harm our reputation, revenue and results of operations. Our actual or perceived failure to achieve our publicly disclosed ESG-related initiatives could negatively impact our reputation, subject us to litigation or enforcement actions, or otherwise harm our business.

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

We have made significant progress in strengthening our internal control over financial reporting, including improvements to the design and operating effectiveness of certain business process controls including remediation of deficiencies relating to segregation of duties and IT general controls over internal control relevant IT applications. However, as of December 31, 2025, we determined that a material weakness remains. Specifically, certain business process controls across key financial reporting processes were not operating effectively. As a result, we have determined that deficiencies exist across the control environment, risk assessment, and control activities of the COSO Framework (as defined in Item 15 of this Annual Report). These deficiencies, individually and in the aggregate, constitute a material weakness and have the potential to impact financial reporting across multiple significant accounts and disclosures. We have developed and are executing a remediation plan designed to address this material weakness. Key elements of this plan are described in Item 15 of this Annual Report. A material weakness will not be considered fully remediated until the relevant controls have operated effectively for a sufficient period and management has concluded through testing that remediation is complete. We are targeting completion of our primary remediation actions during fiscal year 2026; however, no assurance can be given that these efforts will be fully effective or completed within that timeframe.

In light of the material weakness, the Company has performed additional analysis and procedures to ensure that our annual consolidated financial statements are prepared in accordance with IFRS. Additionally, our independent registered public accounting firm, KPMG AG, audited the consolidated financial statements included in this Annual Report on Form 20-F and issued an unqualified opinion thereon. However, separately, KPMG AG issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. KPMG AG’s report is included in “Item 18. Financial Statements”.

If our remediation efforts do not prove effective, or if additional material weaknesses are identified in the future, the accuracy and timing of our financial reporting may be materially and adversely affected. Failure to remediate this material weakness or to otherwise meet our obligations as a public company under the Sarbanes-Oxley Act could cause investors to lose confidence in the accuracy and completeness of our financial reports, could adversely affect the market price of our ordinary shares, and could expose us to litigation or regulatory investigations by our stock exchange, the SEC, or other authorities, any of which could require significant additional financial and management resources.

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

In addition, our ability to realize the benefits we anticipate from our acquisition activities, including of the IMG Arena business that we acquired in November 2025, such as anticipated sales growth, cost synergies and other anticipated benefits, will depend in large part upon whether we are able to identify and integrate key employees of the acquired companies and integrate such businesses efficiently and effectively. Integration is an ongoing process, and we may not be able to fully integrate such businesses smoothly or successfully, and the process may take longer than expected. Further, the integration of certain operations and the differences in operational culture following such activity will continue to require the dedication of significant management resources, which may distract management’s attention from day-to-day business operations. There may also be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of target businesses. If we are unable to successfully integrate the operations of acquired businesses, including the IMG Arena business, into our business, we may be unable to realize the sales growth, cost synergies and other anticipated benefits of such transactions, and our business, financial condition or results of operations could be adversely affected.

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

We have substantial intangible assets, in the form of license rights with sports leagues, recorded on our consolidated statements of financial position. As of December 31, 2025 and December 31, 2024, we had €2,033.7 million and €1,607.1 million of intangible assets and goodwill on our consolidated statements of financial position, respectively, of which €1,086.4 million and €1,231.2 million, respectively, were related specifically to sport league license rights. None of these assets were impaired during the year ended December 31, 2025. In the years ended December 31, 2024 and 2023, the Company recorded impairment charges to goodwill and intangible assets in the total amount of €0.2 million and €9.9 million, respectively. The impairment charges were related to the impact of changes related to our business strategy.

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

As of December 31, 2025, our Founder, Carsten Koerl, holds all of the issued and outstanding shares of our Class B ordinary shares, which, together with his outstanding Class A ordinary shares, constitutes 78.5% of the total voting power of our outstanding share capital. Accordingly, our Founder is able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Our Founder may have interests that differ from a holder of shares and may vote in a way which may be adverse to the interests of other shareholders. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their share capital as part of a sale of our company and might ultimately affect the market price of our Class A ordinary shares.

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

Future transfers by the holder(s) of Class B ordinary shares will result in those shares converting into 78,367,070 shares of Class A ordinary shares. In addition, each ten shares of Class B ordinary shares will convert automatically into one Class A ordinary share upon:

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited interim condensed consolidated financial statements and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, an investor may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, including as a result of the implementation by the SEC of any changes to the foreign private issuer status rules, such as those contained in the June 2025 SEC concept release proposing stricter criteria for defining a foreign private issuer, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. Recently enacted U.S. legislation requires our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective as of March 18, 2026. Our principal shareholders continue to be exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2025 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

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

We offer one of the most robust platforms with seamless integrations between leagues, betting operators and media companies. This enables us to be a trusted partner and leader in navigating the complexities of the highly regulated betting industry. Our software solutions cover a broad range of the sports industry needs, from data collection and processing to visualization, risk management, and platform services. We have built one of the most advanced and comprehensive software offerings that simplify our clients’ operations, drive efficiencies and enrich fan experiences. Our end-to-end offering, integrated technology and global footprint deeply embeds us across the sports ecosystem. The following are examples of products and services we provide our global partners:

●	Betting Operators: For our betting operator clients, we provide pre-match data and odds, live data and odds, as well as sports audiovisual content. Our full-suite of software solutions includes Betting data/Betting entertainment tools, Managed Betting Services, iGaming, and Marketing and advertising solutions. Our product offerings facilitate scalability, speed to market, cost efficiency and reduction of operational risk and complexity.
●	Sport Leagues: We provide our sport leagues partners with technology, data collection tools and Integrity services. This includes live data and analysis as well as tech-enabled solutions for fraud monitoring and anti-doping. Additionally, we provide sport league partners access to sports betting operators and media companies to distribute their data and content globally.
●	Media Companies: For our media clients including both broadcasters and digital leaders, we provide products and services to help reach and engage sports fans across distribution channels. Our range of services includes data feeds and APIs, sports audiovisual content, broadcasting solutions, digital services, research and analytics, over-the-top streaming solutions and marketing and advertising solutions.

We also leverage our highly diversified sport rights partnerships as a key competitive advantage for our product offerings and client solutions. We have strategically cultivated sport partnerships that include a range of exclusive rights with many Tier 1 properties, including, but not limited to, the National Basketball Association (“NBA”), Major League Baseball (“MLB”), the National Hockey League (“NHL”), the PGA Tour, Major League Soccer (“MLS”), Association of Tennis Professionals (“ATP”), Fédération Internationale des Associations de Football (“FIFA”), the South American Football Confederation (“CONMEBOL”), Union of European Football Associations (“UEFA”), the Asian Football Confederation (“AFC”), and the Deutsche Fußball Liga (“DFL”). In addition to our ATP partnership, we have tennis partnerships with the US Open Tennis Championships, Roland-Garros (commonly referred to as the French Open) and the Wimbledon Championships via the tournament organizers, the United States Tennis Association (“USTA”), French Tennis Federation (“FFT”), and All England Lawn Tennis Club (“AELTC”), respectively. Through collaboration, these partners have not only benefited from newly created revenue streams as well as increased scale and distribution of content. In addition to sports data, our various partnerships also provide us with exclusive audiovisual rights that further stimulate product innovation and increased engagement with sports fans around the world.

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

Sports bettors value the convenience of being able to place bets anytime, anywhere, and the ubiquity of mobile and in-game betting is further driving accessibility of sports betting and interactivity. Interactive betting, i.e., online and mobile betting, according to H2 Gambling Capital’s Global Gaming Data Summary, dated January 15, 2026 (the “H2 Report”), accounts for 70% of total sports betting in 2025, versus 30% at retail or land-based operations and the “interactive” contribution percentage, and is anticipated to exceed 75% by 2030.

Within sports betting, recent product innovations such as cash out products, super live products, odds boost products and combination/parlay products, are further increasing sports bettor engagement. Live betting, also known as in-play betting, allows users to bet on specific plays and other events or outcomes within a game. In-game betting continues to gain immense popularity, and although it currently accounts for the majority of gross gaming revenue in more developed European markets, is expected to remain strong within the European markets and grow significantly within the U.S. markets in the coming years. Consequently, mobile betting is the highest growing betting channel, according to the H2 Report. In addition, the launch and rollout of prediction markets represent both a potential complement to and disruption of the traditional betting model. While still evolving and subject to regulatory debate, prediction markets are becoming a notable development in the broader sports ecosystem and may influence how consumers interact with the industry over time.

Sports betting continues to rapidly accelerate, globally.

Sports betting is the fastest growing category within the broader gambling market. Including the U.S. market, which has undergone rapid legalization in a short period of time, the global sports betting market is projected to grow from $127.1 billion in 2025 to $192.7 billion in 2030, growing at a compound annual growth rate (“CAGR”) of 9%, according to data from the H2 Report. Sports betting was the fastest growing gambling segment between 2020-2025 (CAGR of 22%), and it is forecasted to remain the fastest growing segment until 2030, according to data from the H2 Report. Sports betting has been legal for many years in a number of major global markets, such as Australia, the United Kingdom, Italy and other parts of Europe and Asia Pacific. According to the H2 Report, these more developed sports betting markets are expected to grow at 5% per year through 2030, as a result of increasing accessibility of sports betting on mobile and online, intensifying client engagement from expansion of sports betting, coverage to more events, enhanced consumer technologies and new forms of sports betting such as virtual sports. Other large markets, including the United States, are increasingly legalizing sports betting, leading to accelerated sports betting market growth and geographic expansion opportunities for both operators and sports data and technology providers. Countries in Latin America, such as Brazil and Argentina, India and other countries across Africa and Asia Pacific, continue to contemplate or progress regulatory efforts to shift to regulated betting markets. According to the H2 Report, Africa is projected to grow the fastest among all continents in the next five years at a CAGR of 14%, largely due to rapid digitalization and expansion of online sports betting opportunities. Europe and Asia (including the Middle East), the two biggest regional sports betting markets, are forecasted to remain the dominant markets, contributing to approximately 61% of the global revenue market in 2030, according to the H2 Report. We expect their growth rates to continue their moderate growth due in part to the increasing accessibility of interactive betting, intensifying client engagement, coverage of more events, technology innovation and new forms of sports betting such as virtual sports.

In the United States alone, sports betting has grown from a $2.2 billion market in 2020 to a forecasted $19.7 billion market in 2025 (55% CAGR), and is anticipated to expand further to a $35.7 billion market in 2030, growing at a CAGR of 13%, according to the H2 Report. Following the repeal of the Professional and Amateur Sports Protection Act (PASPA) in 2018, the sports betting industry has benefited from rapid growth. According to the Vixio Gambling Compliance U.S. Sports Betting Outlook, as of January 19, 2026, thirty-nine states and the District of Columbia have legalized and regulated sports betting. Additionally, thirty-two states and the District of Columbia have legalized online/mobile sports betting. As more states legalize sports betting and the volume of sports betting in currently operational states increases, we expect significant market opportunity in the United States. Several of the largest states in the United States are still yet to legalize sports betting. While the speed of regulation is uncertain, the desire for new avenues of growth is apparent for both governments and professional sports leagues. This movement to de-regulation is expected to unlock a significant total addressable market (TAM) opportunity in the medium-term.

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

Our primary methods for real-time data capture are:

●	Computer Vision: we are at the forefront of implementing computer vision technology, a form of AI that teaches models to interpret visual and audio signals. Computer vision aids the creation and training of data-driven models to anticipate the probability of events, enable automation in data collection, and increase the depth and quality of sports data collected. We capture approximately 50% of our data through these advanced AI tools.
●	Proprietary Data Collection Systems: we provide data collection infrastructure and software to a number of sports leagues where we have official partnerships to enable data to be collected and delivered directly from the official source. This is a critical solution for our league partners who are able to gather more data and insights on their sports with these systems. Sportradar’s Scout Applications are used for real-time data collection by rights holders or competitions such as the Universal Tennis Rating (UTR) Pro Tennis Tour, the European Table Tennis Union (ETTU) and the European Handball Federation (EHF). Further, we provide our Competition Management services, which include integrated solutions to collect live data with API solutions to multiple leagues and federations.
●	In-Venue Coverage: our independent contractor data journalists and scouts attend and collect data directly from stadiums. Our data journalists and scouts undergo a rigorous selection and training process and utilize proprietary technology systems to record and transmit data from the stadium.
●	Television Coverage: we use streamed and broadcast TV feeds delivered to our data centers to enable fast and cost-effective remote data collection.

Competitive Strengths

End-to-end data and software solutions provider with a global footprint

We are a leading provider in software solutions that address the entire sports betting value chain, from traffic generation and advertising technology, to the collection, processing and extrapolation of data and odds, to visualization solutions supporting engagement, client retention as well as personalization, risk management and platform services. We provide these solutions to our clients in over 120 countries around the world. The breadth of our offering and global reach allows us to serve sports betting operators, from large to small, regardless of their needs, and to provide our clients with simplicity—all the solutions in one place and from one provider. As a result, we have been able to successfully cross sell clients to more value-added solutions and to enable their entry into new markets, growing our share of wallet with clients. The Customer Net Retention Rate of our top 200 clients, who represent approximately 79% of our revenue, was 109% (excluding any contribution from IMG) in 2025 and 127% in 2024, which demonstrates our ability to expand within our client base as well as our ability to grow alongside our clients. We believe that our ability to provide betting clients with the full suite of solutions positions us particularly well in new, emerging markets such as the United States, where betting operators will be focused on acquiring, engaging and retaining clients, and will be more inclined to automate the majority of their betting service and platform operations.

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

Market leading portfolio of sports data and content

We collect and process data from a range of sports leagues around the world, from Tier 1 leagues such as the NBA, MLB, NHL, the PGA Tour, MLS and UEFA. as well as high-volume leagues such as the UTR tour. Additionally, we have the infrastructure to efficiently capture open source content. We have more than 20 years of sports data in our proprietary data platform which provides us with a competitive advantage in odds generation and the creation of virtual sports content that is difficult to replicate. Our data collection processes are ISO certified, ensuring speed and accuracy in our proprietary data feeds.

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

Powerful network effects accelerate our value proposition

We benefit from powerful network effects, which further accelerate our value proposition. The more betting operators and media companies we bring onto our platform, the broader distribution we have to fans globally. This attracts new sports leagues to partner with us and, in turn, with each new league partner comes more events, deeper sports data and insights, and new opportunities for betting operators and media companies to engage fans. We are able to create more products for our clients, increasing our market share of spending across the sports betting value chain. Our extensive data and content portfolio combined with our strong client and league relationships provide us with unique insights into the behavior and preferences of sports fans and bettors around the world. We benefit from multiple touchpoints with end users through our platform services, trading services, advertising services and large installation of hosted solutions such as betting entertainment tools where we are able to capture data.

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

Expand Offerings in B2B Products and Services. We will continue to drive innovation and increased adoption of new and existing products in order to further grow our share of wallet with clients. We believe that our Managed Trading Services (“MTS”), Sports Betting & Gaming platform, and Marketing services provide clients with significant value and these products are currently underpenetrated in our existing betting client base. Our global scale allows us to leverage innovative technology and new solutions in multiple markets. Providing more innovative solutions will further strengthen our relationships with leagues, enabling us to cost-effectively secure access to official rights and position ourselves favorably for the expected opening of new segments. We will continue to selectively pursue acquisitions of products, teams, and technologies that complement and expand the functionality of our platform and product offering, enhancing our technology expertise.

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

Our Products

We provide mission-critical B2B products and services to a diverse and global client base of betting operators, sport leagues and media companies. Our products are unparalleled in depth and quality due to our propriety technology and comprehensive data infrastructure. Our wide portfolio of products and services can be categorized into the following two product groups: Betting Technology & Solutions and Sports Content, Technology & Services.

Betting Technology & Solutions

Our Betting Technology & Solutions primarily serve our betting operator clients by providing reliable and comprehensive sports data and content from sporting events across the world, as well as virtual sports and iGaming. These solutions are comprised of Betting & Gaming Content and Managed Betting Services (“MBS”) further described as follows.

●	Betting & Gaming Content: We provide reliable and comprehensive pre-match and real-time sports data and our broad portfolio includes exclusive access to data and content from sporting events across the world, as well as virtual sports, casino and draw based games. Using pioneering technology such as AI, Machine Learning processes and 3D graphics design allows us to develop some of the most realistic gaming products.
●	Live Data: We offer real-time sports data points such as goals, corner kicks, penalties, substitutions and points, amongst others. Our live data is delivered in less than one second from the venue to our clients, via an API or our Live Data Client product, which is fully customizable to optimize in-play trading.
●	Odds Services: Our Odds Services include Pre-Match and Live Odds. Our industry leading Pre-Match Odds cover a diverse portfolio of events across a global set of sports that enables sportsbooks to take and manage bets before a match. Our industry leading Live Odds is the most popular in-play service on the market. Our Live Odds are developed with leading-edge mathematical models and enable sportsbooks to offer in-play betting to their clients, which is the dominant method of sports betting, globally.
●	Streaming and Betting Engagement: These services integrate audiovisual content from our exclusive sport rights partnerships, primarily featuring non-televised material, along with extensive content from our robust data portfolio. Our 24/7 live coverage is complemented by a fully hosted player solution, offering low deployment and setup costs, along with rapid market integration. Through our live streaming content, our clients garner close to one billion views per month from sports fans. These streaming services are enhanced with Live Odds and other betting engagement tools to deliver a comprehensive and immersive fan experience.
●	iGaming: Our innovative iGaming entertainment blends live sports, casino games, slots and hybrid content. We build and offer realistic motion capture and real video footage simulations to help bookmakers keep fans engaged. Currently we offer iGaming content in categories including, but not limited to, virtual soccer, horse and dog racing, basketball, tennis, baseball and cricket. We are the official partner of the NBA for realistic motion capture simulations and for virtual baseball with MLB and soccer with Bundesliga.
●	Managed Betting Services: MBS consists of MTS and our Sports Betting & Gaming platform (formerly referred to as Managed Sportsbook Solutions or MSS).

●	Managed Trading Services: Our MTS offering is a sophisticated trading, risk, and liability management solution, natively embedding all Sportradar odds services and products. MTS is flexible and modular, enabling clients of all sizes and maturities to configure service components according to their needs. We also offer bespoke odds management capabilities and trading strategies, which enable odds differentiation between operators. Our rich set of tools allows our clients to manage their odds-related liabilities according to rules and thresholds that they control, underpinned by our machine learning models. MTS services provide a complete turnkey solution that includes platform set-up, maintenance and support.
●	Sports betting and gaming platform: Our complete turnkey betting and gaming platform solution, built on proprietary technology and incorporating our entire leading product portfolio and betting services. Our platforms provide betting operators with an end-to-end solution, covering both sports betting and iGaming.

Sports Content, Technology & Services:

Our Sports Content, Technology & Services are technology powered solutions for the entire sports ecosystem designed to unlock and maximize client value. Our comprehensive portfolio enables fan engagement and driving sports performance while protecting the sports industry through our integrity services. These services are further described as follows.

●	Marketing and Media Services: We offer marketing solutions and cutting-edge technology enabled by our proprietary marketing and media technology. Our marketing and media services fall into the following categories:
●	Marketing Services: Leveraging our distinctive expertise in connecting with and engaging today’s sports fans and betting and gaming clients, we offer services and technology that span the entire sports consumer experience. With products like ad:s, we deliver personalized digital advertising through our market leading AI powered Customer Relationship Management (CRM) technology and specialize in improving retention, reducing churn, and increasing loyalty for betting and casino operators. Our Marketing services cover the full marketing mix for betting operators, sport leagues and fan engagement.
●	Sports Media Services: We provide data, content and solutions to broadcasters, publishers, rights holders and technology companies. From the graphics and statistics seen in sports broadcasting through to the data points and results which sports fans view daily on mobile phones and digital channels, we provide fan engagement solutions that enable companies to connect with and unlock commercial value from sports fans. These services include audio-visual content and other related streaming solutions to provide for 24/7 live coverage of non-televised sporting events.
●	Sports Performance: We offer a vast range of products and services to sports federations, leagues and teams providing for competition management, official data generation, automated content distribution and performance analysis. Additionally, we offer video and analytics products to teams that drive daily coaching and scouting workflows. These coaching and scouting products are powered by human and computer vision generated player and ball tracking data and sport specific deep event level data, with additional AI generated optimizations and insights that allow for more informed front office and coaching decision making.
●	Integrity Services: Our Sportradar Integrity services is a leading provider of monitoring, intelligence, education, consultancy, rights protection, and regulatory solutions for sports organizations, government authorities, and law enforcement agencies. Our AI-powered Universal Fraud Detection System (UFDS) monitors and detects suspicious betting activity across global markets, processing billions of odds changes annually for our bookmaker partners.

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

Technology Architecture

Engineering within Sportradar is driven according to a set of core architectural principles:

●	Scalable Cloud-Based Infrastructure. All new systems are designed to support horizontal scaling without necessitating higher-spec server hardware deployment. By designing native cloud applications, we can elastically scale the amount of hardware required in minutes compared to the month required to manually rack and stack new servers in data centers. Furthermore, as demands fall due to a season ending, we relinquish the spare server capacity that avoids the typical over-provisioning associated with peak-demand.

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

AI Coding and Knowledge Worker Productivity Tools

We empower our engineers and knowledge workers with top of the line AI productivity tooling and utilize generative AI in our product and engineering delivery processes to enhance efficiency and improve the quality of outcomes.

o	AI-Assisted Coding and Code Generation. We use AI-assisted development tools to improve engineering productivity and support software quality. Generative AI is integrated into development workflows to provide code suggestions, assist with routine code generation, and help identify potential issues earlier. In select use cases, end-to-end software development is fully automated, enabling our engineers to focus on higher-value activities such as architecture and optimization.
o	Enterprise AI Chat and Knowledge Assistants. To enhance productivity and knowledge sharing, we have deployed enterprise AI assistants, including an internal knowledge assistant that provides access to company documentation and knowledge bases. We have also adopted AI assistants in our productivity suite, enabling contextual assistance across content authoring, collaboration and communication tools and reducing time spent searching for information while supporting decision-making across distributed environments.
o	AI Customer Support Automation. Our AI Support Chatbot automates first-line customer service interactions, providing 24/7 assistance to clients. The chatbot is based on an agentic solution leveraging natural language understanding and multiple agentic tools to address clients’ questions. It is able to answer complex operational inquiries about live and pre-game data and coverage status for individual sports events, and escalate issues to human support when necessary, improving response times and service consistency.

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

Our objective is to automate data collection and production of live events, using computer vision plus visual and audio understanding techniques. In achieving this objective, we shall at the same time:

●	Lower data acquisition costs based upon a reduction of labor.
●	Create new industry-leading betting markets and increase availability of live betting markets.
●	Increase our ability to scale sports event coverage.
●	Deepen our understanding of sports and derive unique, actionable insights for sports performance, media and betting.

Using our vast archive of sports tracking data, we have developed a proprietary, transformer-based generative foundation model of basketball that learns the dynamics of professional gameplay from large-scale tracking data, 3D body-pose motion sequences, and in-game events. The model is trained to predict athlete and ball movement, responses, and decision-making over time and can be used to generate realistic gameplay sequences or derive predictive outputs such as expected possession value, shot and pass probabilities. These capabilities support high-fidelity simulation and counterfactual analysis and can be integrated into our analytics, visualization, and automated data collection workflows, including next-generation virtualized and simulation-driven content experiences.

Our Clients

Our clients include many of the largest U.S. and global sports betting operators such as Bet365, Caesars, DraftKings, Entain, FanDuel, Flutter and William Hill; leading internet and digital companies such as Apple, OpenAI, Meta Platforms, Google, and Amazon; and broadcasters and other media companies such as CBS Sports, ESPN, Fox Sports and Rogers Media. We have also built a global, market-leading portfolio of relationships with over 400 leagues and federations.

Our top ten clients contributed 27% of total revenue for the year-ended December 31, 2025. We serve a wide range of companies, from large, multi-nationals to small start-ups. Our top 200 clients contributed approximately 79% of our total revenue for the year ended December 31, 2025, and represent the core of our business.

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

Our Competition

We compete with a range of providers, each of whom may provide a component of our platform, but do not provide an integrated platform of software solutions that address the entire sports betting value chain. For certain services and solutions, our primary competition are other sports data and software solution companies and sports content providers, including Genius Sports, Stats Perform, Infront Sports & Media and BetConstruct.

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

Seasonality

We have experienced, and expect to continue to experience, some degree of seasonal fluctuations in our revenue, which can vary by region. For the data packages that we offer, we only charge during active months of each sport and prorate for optional preseason or postseason coverage. The broad geographical mix of our client base also impacts the effect of seasonality as client in other territories will place differing importance on distinct sporting competitions, which often have diverse calendars. As such, our revenue has historically been strongest during the first and fourth quarters when many playoffs and championship games occur and has historically seen decreased or stalled growth rates during off-seasons, including in the second and third quarters with respect to European soccer. Our revenue may also be affected by the scheduling of major sporting events that do not occur annually, or the cancellation or postponement of sporting events and races.

Intellectual Property

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, trade secrets and other intellectual property rights to protect our proprietary software and technology and our brands. As of December 31, 2025, we own 32 patents on a global basis and have six pending applications, and approximately 58 registered trademarks in the United States and several other countries, with five pending. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

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

A U.K. specific adaptation of the GDPR took effect on January 1, 2021 under the U.K. Data Protection Act of 2018 and the U.K. General Data Protection Regulation (as defined by the U.K. Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019), which exposes us to two parallel regimes, each of which potentially authorizes similar fines for certain violations. The European Commission initially adopted an adequacy decision in favor of the United Kingdom in 2021, enabling data transfers from the EEA to the United Kingdom without the need for additional transfer safeguards. On October 23, 2024, the Data (Use and Access) Bill was proposed in the U.K. to update the current U.K. data protection regime. In 2025, the U.K. enacted the Data (Use and Access) Act (“DUAA”), which introduced targeted reforms to the U.K.’s data protection framework. These reforms include adjustments to data subject rights, legitimate interests provisions, and regulatory oversight, with the aim of reducing compliance burdens while maintaining high data protection standards. In July 2025, the Commission published a draft renewed adequacy decision finding the UK’s post-DUAA framework essentially equivalent, with final renewal pending formal adoption. On December 19, 2025, the EU formally renewed its adequacy decisions for the UK. The adequacy decisions last until December 27, 2031. Despite the renewal, there remains an ongoing risk that future divergence between U.K. and EU data protection laws—whether through additional legislative reform, regulatory interpretation, or case law—could prompt the European Commission to reassess or revoke the U.K.’s adequacy status. Loss of adequacy would require the implementation of alternative data transfer mechanisms, which could increase compliance costs, operational complexity, and overall risk exposure.

Other countries have also passed or are considering passing laws requiring local data residency and/or restricting international data transfers. For instance, the China Personal Information Protection Law (“PIPL”) imposes strict requirements for cross-border data transfer by companies that collect personal information within the territory of China. Under the PIPL and its implementing regulations and guidance issued by the Cyberspace Administration of China (CAC), such transfers continue to require compliance with statutory mechanisms, including Standard Contractual Clauses, security assessments, or the new certification process effective January 1, 2026. India implemented its first comprehensive data protection framework under the Digital Personal Data Protection Act, 2023 (“DPDP”). The new law introduced several key changes, including new obligations for data fiduciaries and conditions for cross-border transfers. It also provides for monetary penalties for non-compliance that can reach up to INR 250 crore (approximately USD 30 million) for certain breaches. Additionally, on July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework (“DPF”), concluding that the U.S. protection of personal data transferred to organizations located in the U.S. certified under the DPF offers comparable protection to that of the EU. A similar approach was adopted by the United Kingdom and Switzerland. Although a major legal challenge to the EU-US Data Privacy Framework was dismissed by the EU General Court in September 2025, the framework remains subject to potential future appeal to the Court of Justice of the European Union.

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

Employees

We believe our culture is built on global collaboration, integrity, innovation and sportsmanship. This is a strength and a key differentiator for our business. We recognize that our people are integral to our continued success, as their skills and dedication enable us to fulfill our vision and goals. We are committed to fostering a safe, fair and dynamic working environment that is collaborative, client-focused and results-driven. By continuously investing in employee development and prioritizing diversity, we aim to be an employer of choice. We value feedback and encourage the sharing of ideas, as we believe listening to our employees and recognizing their contribution are vital to drive innovation and collective growth. Supporting our employees as they embody these values is essential to our company culture and continued success, as is defining our uniqueness.

Providing opportunities for ongoing learning and career progression are the key to our employees’ personal and professional development, ensuring that our people have the tools and support they need to thrive. We recognize that rewarding employees fairly, providing equitable and competitive rewards, along with providing workplace flexibility, is crucial to attracting and maintaining a motivated workforce. We believe that we maintain a good relationship with our employees. For additional detail regarding the number of our employees by geography and category, see Item 6.D “Directors, Senior Management and Employees—D. Employees.”

C. Organizational Structure

Sportradar Group AG was incorporated on June 24, 2021 as a stock corporation (Aktiengesellschaft) under the laws of Switzerland, located in St. Gallen, Switzerland, and registered in the Commercial Register of the district court in St. Gallen.

The Company is a holding company and its primary operating subsidiary is Sportradar AG, a Swiss stock corporation. We have 53 subsidiaries as of December 31, 2025. Refer to Note 31 – List of consolidated entities, within our consolidated financial statements included elsewhere in this Annual Report for a listing of our subsidiaries, including legal name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

Corporate Offices

We are a multinational company headquartered in Switzerland with worldwide operations, including business operations in North America, South America, Europe, Africa, Middle East and the Asia Pacific.

Our principal facility is our headquarters located in St. Gallen, Switzerland, which consists of approximately 528 square meters (approximately 5,683 square feet) of leased office space. The lease for this facility is extended annually for 12-month terms. As of December 31, 2025, we also lease offices in multiple additional countries, including Austria, Brazil, Belgium, Bosnia, Cyprus, Estonia, Germany, Greece, Gibraltar, Luxembourg, Norway, the Philippines, Poland, Singapore, Slovenia, South Africa, Spain, the United Kingdom, the United States and Uruguay.

All of the above leases expire or are up for renewal between 2026 and 2038. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in Item 5 of Form 20-F filed on March 20, 2025 under the section entitled “Operating and Financial Review and Prospects” and is incorporated by reference into this Annual Report.

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

Key Financial and Operational Performance Indicators

The following table sets forth our key financial and operational performance indicators for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
	(in thousands)
	2025	2024	2023
Revenue	€1,289,965	€1,106,556	€877,621
Profit for the year from continuing operations	€100,324	€33,612	€34,645
Adjusted EBITDA	€296,787	€222,418	€166,799
Profit for the year from continuing operations as a percentage of revenue	7.8%	3.0%	3.9%
Adjusted EBITDA margin	23.0%	20.1%	19.0%
Customer Net Retention Rate	109%	127%	111%

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

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the tables included below. We define such terms as follows:

●	“Adjusted EBITDA” represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, impairment charges or income, restructuring costs, non-routine litigation costs, certain transaction-related costs, secondary offering costs, losses related to equity-accounted investee (SportTech AG), and professional fees for the Sarbanes Oxley Act of 2002 and enterprise resource planning implementations.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport rights licenses. Management believes that by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because our management believes that some excluded items are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

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

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the year from continuing operations:

	Years Ended December 31,
	2025	2024	2023

	(in thousands)
Profit for the year from continuing operations	€100,324	€33,612	€34,645
Finance income	(10,532)	(10,952)	(12,848)
Finance cost	86,531	78,870	33,731
Income tax expense (benefit)	18,440	(11,060)	12,551
Depreciation and amortization	66,951	50,782	46,344
Foreign currency (gains) losses, net	(78,814)	38,223	(23,205)
Share-based compensation[1]	56,148	37,775	39,712
Restructuring costs[2]	6,676	1,620	8,005
Non-routine litigation costs[3]	35,156	3,381	—
Transaction-related costs[4]	11,636	—	—
Secondary offering costs[5]	2,191	—	—
Losses related to equity-accounted investee[6]	—	—	17,303
Impairment of goodwill and intangible assets	935	167	9,854
Impairment loss on other financial assets	1,145	—	202
Professional fees for SOX and ERP implementations[7]	—	—	505
Adjusted EBITDA	€296,787	€222,418	€166,799
[1]

Includes restricted share units and stock options granted to employees, non-employee, and directors (including related employer payroll taxes). This does not include the share-based compensation related to warrants granted to certain licensors as these expenses are included within the amortization of sport rights.

[2]

Includes employee severance and other exit costs associated with discrete restructuring plans, which are distinct in terms of their scale, strategic objectives, planning requirements, and irregular frequency. These plans are not reflective of the Company’s ongoing operational costs for a given period. The expense primarily relates to restructuring activities associated with the integration of the acquired IMG business, including employee separations.

[3]	Includes legal costs in connection with matters related to one-time litigation and settlement costs. 2025 amounts primarily relate to the PANDA case.
[4]

Includes acquisition and integration expenses incurred that are discrete in nature, arise from specific events, and are not considered part of the Company’s normal recurring operating cost structure. As such, they are not indicative of the Company’s ongoing operating performance.

[5]	Includes costs recognized under IAS 34 that arise from discrete or non-recurring events and are not reflective of the Company’s normal, ongoing operating cost structure.
[6]

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

[7]	Includes external consultancy costs related to SOX and ERP implementation, as we do not consider these costs indicative of our ongoing operations.

●	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The following table details the Adjusted EBITDA margin for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
	2025	2024	2023

	(in thousands)
Adjusted EBITDA	€296,787	€222,418	€166,799
Revenue	€1,289,965	€1,106,556	€877,621
Adjusted EBITDA margin	23.0%	20.1%	19.0%

The most directly comparable IFRS measure of profit for the year from continuing operations as a percentage of revenue is disclosed below:

	Years Ended December 31,
	2025	2024	2023

	(in thousands)
Profit for the year from continuing operations	€100,324	€33,612	€34,645
Revenue	€1,289,965	€1,106,556	€877,621
Profit for the year from continuing operations as a percentage of revenue	7.8%	3.0%	3.9%

●	“Adjusted purchased services” represents purchased services less capitalized external development costs.
●	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.
●	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, impairment charges or income, certain transaction-related costs, and secondary offerings costs.

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

The following tables show reconciliations of IFRS expenses included in profit for the period from continuing operations to expenses included in Adjusted EBITDA:

	Years Ended December 31,
in €‘000	2025	2024	2023
Purchased services	€190,928	€175,582	€151,705
Less: capitalized external services	(17,195)	(21,616)	(6,528)
Adjusted purchased services	€173,733	€153,966	€145,177

Personnel expenses	€402,221	€349,669	€326,031
Less: share-based compensation	(58,960)	(40,460)	(40,776)
Less: management restructuring	(6,676)	(1,620)	(8,005)
Less: capitalized personnel compensation	(25,781)	(24,775)	(19,703)
Adjusted personnel expenses	€310,804	€282,814	€257,547

Other operating expenses	€146,015	€93,537	€89,443
Less: non-routine litigation	(35,156)	(3,381)	—
Less: share-based compensation	(958)	(932)	(1,006)
Less: transaction-related costs	(11,636)	—	—
Less: secondary offering costs	(2,191)	—	—
Less: impairment loss on other financial assets	(1,145)	—	(707)
Add: impairment (gain) loss on trade receivables	9,393	5,699	6,179
Adjusted other operating expenses	€104,322	€94,923	€93,909

●	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.
●	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

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

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of Profit for the period from continuing operations.

The following table shows reconciliations of IFRS Net cash from operating activities and IFRS Net cash from operating activities conversion to Free cash flow and Free cash flow conversion:

	Years Ended December 31,
in €‘000	2025	2024	2023
Net cash from operating activities	€403,015	€353,011	€258,645
Acquisition of intangible assets	(223,377)	(222,288)	(185,493)
Acquisition of property plant and equipment	(4,902)	(5,367)	(14,786)
Payment of lease liabilities	(7,555)	(7,830)	(7,983)
Free cash flow	€167,181	€117,526	€50,383

Net cash from operating activities conversion	402%	1,050%	747%
Free cash flow conversion	56%	53%	30%

In addition, we define our operating metric as follows:

●	“Customer Net Retention Rate” is calculated for a given period by starting with the reported trailing twelve month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months, but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Customer Net Retention Rate.

For the year ended December 31, 2025, the top 200 customers represented approximately 79% of our revenue, a decrease from 83% as of December 31, 2024. We believe our top 200 customers represent a good proxy for analyzing trends in our business and customers behavior. The Customer Net Retention Rate was 109% in 2025, which excludes any contribution from IMG, and 127% in 2024.

Components of our Results of Operations

The following briefly describes the components of revenue and expenses as presented in our consolidated statements of profit or loss and other comprehensive income.

Revenue

We generate revenue through the delivery of products and services to clients in the following product categories: (i) Betting Technology & Solutions and (ii) Sports Content, Technology & Services. The following table below further details the Company’s revenue split by product groups for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
in €‘000	2025	2024	2023
Betting Technology & Solutions
Betting and Gaming Content	817,295	707,119	530,099
Managed Betting Services	229,775	199,871	173,391
Total Betting Technology & Solutions	1,047,070	906,990	703,490
Sports Content, Technology & Services
Marketing & Media Services	181,568	146,919	126,629
Sports Performance	43,692	40,366	39,758
Integrity Services	17,635	12,281	7,744
Total Sports Content, Technologies & Services	242,895	199,566	174,131
Total Revenue	1,289,965	1,106,556	877,621

Betting Technology & Solutions. As summarized in Item 4.B “Business Overview—Our Products, the products within this revenue category primarily serve betting operators. These revenue streams are generated through the delivery of live sports data, pre-match odds, live odds, streaming and betting engagement, and outsourced bookmaking services through our Sports Betting & Gaming platform. Client contracts are typically based on either: (i) a “fixed-fee recurring” basis, requiring clients to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a variable “revenue share” basis, based on a percentage share of the client’s gross gaming revenue (“GGR”), typically with minimum payment guarantees. Our recurring revenue is generally contracted for terms of one to five years with minimum guarantees and usage-based surcharges. The minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned.

Sports Content, Technology & Services. As summarized in Item 4.B “Business Overview—Our Products, the products within this revenue category serve betting operators, media companies, technology companies and sport leagues and federations. These revenue streams are generated through a broad range of products and solutions that include, but are not limited, to the following: personalized marketing and advertising (ad;s) campaigns, digital and video fan engagement, content and solutions for broadcasters and technology companies, coaching and scouting services, performance analysis for competition management and sports integrity monitoring to prevent corrupt betting practices. For marketing and ad;s revenue, clients generally agree to marketing commitments, either on a per campaign basis or for a fixed period commitment. Revenue is recognized at the point in time when the services are performed or equally over the contract term. The remaining revenue streams within these product groups are typically subscription based through services and data host platforms. These contracts typically have fixed fees where revenue is primarily recognized on a straight-line basis over the contract term.

For the year ended December 31, 2025, 67% of our total revenue was generated from fixed-fee recurring arrangements. The remaining 33% of revenue for the year ended December 31, 2025 was generated from revenue sharing arrangements. For the year ended December 31, 2024, 68% of our total revenue was generated from fixed-fee recurring arrangements. The remaining 32% of revenue for the year ended December 31, 2024 was generated from revenue sharing arrangements.

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

Segments

In October 2023, we implemented several measures to enhance efficiency and realign our business and strategic priorities to better serve our clients and partners, drive global innovation and product development, and fuel long-term growth and profitability. These restructuring measures were completed in January 2024, following the announcement of the new global organization and leadership structure. In connection with these organizational changes, we reassessed our segment identification analysis under IFRS 8 Operating Segments guidance. We concluded that discrete financial information was available to allocate resources solely on a consolidated basis. Effective January 1, 2024, our company is one operating and reportable segment. Corresponding information for historic periods has been restated for comparability with the current presentation.

Comparison of Results for the Fiscal Years Ended December 31, 2025 and 2024

The following table sets forth the consolidated statements of profit or loss in Euros for the periods presented.

	December 31,
	2025	2024	€ Change	Change

	(In thousands)
Revenue	€1,289,965	€1,106,556	€183,409	17%
Personnel expenses	(402,221)	(349,669)	(52,552)	15%
Sport rights expenses (including amortization of capitalized sport rights licenses)	(404,319)	(352,435)	(51,884)	15%
Purchased services	(190,928)	(175,582)	(15,346)	9%
Other operating expenses	(146,015)	(93,537)	(52,478)	56%
Internally-developed software cost capitalized	46,746	50,008	(3,262)	(7)%
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(66,951)	(50,782)	(16,169)	32%
Impairment loss on trade receivables, contract assets and other financial assets	(9,393)	(5,699)	(3,694)	65%
Impairment loss on goodwill and intangible assets	(935)	(167)	(768)	460%
Foreign currency gains (losses), net	78,814	(38,223)	117,037	(306)%
Finance income	10,532	10,952	(420)	(4)%
Finance cost	(86,531)	(78,870)	(7,661)	10%
Net income before tax	118,764	22,552	96,212	427%
Income tax (expense) benefit	(18,440)	11,060	(29,500)	(267)%
Profit for the year	€100,324	€33,612	€66,712	198%

Revenue

Revenue was €1,290.0 million for the year ended December 31, 2025, an increase of €183.4 million, or 17%, compared to €1,106.6 million for the year ended December 31, 2024.

Betting Technology & Solutions revenues of €1,047.1 million were up 15% year-over-year primarily driven by a 16% increase in Betting and Gaming Content due to customer uptake of our content and products, contributions related to the acquisition of IMG ARENA, as well as from U.S. market growth, partially offset by the impact of foreign currency movements. Managed Betting Services revenues of €229.8 million were up 15% driven by strong growth in Managed Trading Services due to higher turnover and new clients.

Sports Content, Technology & Services revenues of €242.9 million increased 22% year-over-year primarily driven by a 24% increase in Marketing & Media Services due to increased spending from technology and media customers and contributions related to our expanded affiliate marketing capabilities.

Personnel expenses

Personnel expenses were €402.2 million for the year ended December 31, 2025, an increase of €52.6 million, or 15%, compared to €349.7 million for the year ended December 31, 2024. The increase was driven primarily by a rise in headcount to support revenue growth initiatives, year-over-year merit increases and the cumulative impact of shared-based compensation tranches.

Sport rights expenses (including amortization of capitalized sport rights licenses)

Sport rights expenses (including amortization of capitalized sport rights licenses) were €404.3 million for the year ended December 31, 2025, an increase of €51.9 million, or 15%, compared to €352.4 million for the year ended December 31, 2024. This increase was primarily related to the continued success of the ATP partnership deal, our renewed partnership with MLB and additional costs related to IMG ARENA acquired sport rights.

Purchased services

Purchased services were €190.9 million for the year ended December 31, 2025, an increase of €15.3 million, or 9%, compared to €175.6 for the year ended December 31, 2024. This increase reflects higher variable shared revenue and media traffic costs consistent with revenue growth and additional scout costs driven by the expansion of product offerings and data collection. The increase were partially offset by lower one-time consulting fees as certain production and clouding servicing costs were transitioned in-house.

Internally-developed software cost capitalized

Internally-developed software cost capitalized was €46.7 million for the year ended December 31, 2025, a decrease of €3.3 million, or 7%, compared to €50.0 million for the year ended December 31, 2024. This decrease was primarily driven by a decrease in intrusion detection service projects in 2025 compared to 2024.

Other operating expenses

Other operating expenses were €146.0 million for the year ended December 31, 2025, an increase of €52.5 million, or 56%, compared to €93.5 million for the year ended December 31, 2024. These increases were primarily driven by incremental legal and consulting costs related to the proposed IMG ARENA acquisition and non-routine litigation.

Depreciation and amortization (excluding amortization of capitalized sport rights licenses)

Depreciation and amortization (excluding amortization of capitalized sport rights licenses) was €67.0 million for the year ended December 31, 2025, an increase of €16.2 million, or 32%, compared to €50.8 million for the year ended December 31, 2024. This increase was primarily driven by an increased amortization from internally generated intangible assets.

Impairment of goodwill and intangible assets

Impairment of goodwill and intangible assets was €0.9 million for the year ended December 31, 2025 compared to €0.2 million for the year ended December 31, 2024.

Impairment loss on trade receivables, contract assets and other financial assets

Impairment loss on trade receivables, contract assets and other financial assets was €9.4 million for the year ended December 31, 2025, an increase of €3.7 million, or 65%, compared to €5.7 million for the year ended December 31, 2024. The increase was primarily driven by higher allowances resulting from increased trade receivable balances and adjustments to the allowance applied to loan receivables.

Foreign currency gain (loss), net

Foreign currency gain (loss), net, was €78.8 million for the year ended December 31, 2025, an increase of €117.0 million, or 306%, compared to a €38.2 million loss for the year ended December 31, 2024. The increase was primarily driven by the depreciation of the U.S. dollar against the Euro, impacting trade payables denominated in U.S. dollars related to sport rights licenses.

Finance income

Finance income was €10.5 million for the year ended December 31, 2025, a decrease of €0.4 million, or 4%, compared to €11.0 million for the year ended December 31, 2024.

Finance costs

Finance costs was €86.5 million for the year ended December 31, 2025, an increase of €7.7 million, or 10%, compared to €78.9 million for the year ended December 31, 2024. This increase was primarily related to interest costs related to capitalized sport rights licenses.

Income tax (expense) benefit

Income tax expense was €18.4 million for the year ended December 31, 2025 compared to a benefit position of €11.1 million for the year ended December 31, 2024. This year-over-year difference was primarily driven by the recognition of deferred tax assets for unused tax losses in 2024.

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

Since our inception, we have financed our operations primarily through cash generated by our operating activities, from borrowings under our credit facilities, and from proceeds of issuances of equity. As of December 31, 2025 and 2024, we had cash and cash equivalents of €365.3 million and €348.4 million, respectively. Our cash consists of cash in bank accounts and highly liquid investments. We believe that our sources of liquidity and capital will be sufficient to meet our existing business needs for at least the next 12 months.

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

Borrowings

As of December 31, 2025 and 2024, the Company had access to €220.0 million in revolving credit facilities (“RCF”) through a credit agreement (together with its amendments, the “Credit Agreement”), with no commitments outstanding under the RCF. The Company’s wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

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

Equity

For the year ended December 31, 2025, our shareholders’ equity increased by €53.2 million to €978.3 million, compared to shareholders’ equity of €925.2 million for the year ended December 31, 2024. This is mainly due to profit from continuing operations of €100.3 million and an increase of €34.2 million due to MLB sport rights equity grants in 2025. This is offset by €10.4 million related to the acquisition of a non-controlling interest, a net decrease of €50.3 million from equity-settled share-based payments activity and a €20.6 million decrease related to foreign currency translation reserves within other comprehensive income.

Capital Expenditures

Our capital expenditures consist primarily of payments for capitalized sport rights and capitalized personnel expenditures and external vendor costs for self-developed software. Our capital expenditures during the fiscal year ended December 31, 2025 were €228.3 million, an increase of €0.6 million, or 0.3%, from €227.7 million for the year ended December 31, 2024.

For additional information regarding our contractual commitments, see Note 26 to our consolidated financial statements, which are included elsewhere in this Annual Report.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Years Ended December 31,
	2025	2024	2023

	(in thousands)
Net cash from operating activities	€403,015	€353,011	€258,645
Net cash used in investing activities	(231,951)	(254,883)	(202,090)
Net cash used in financing activities	(127,773)	(36,751)	(17,632)

Net cash from operating activities

Net cash from operating activities was €403.0 million for the year ended December 31, 2025, an increase of €50.0 million from €353.0 million for the year ended December 31, 2024. The increase in net cash from operating activities primarily reflects higher profit for the period of €66.7 million from improved operating performance. In reconciling the change to net cash from operating activities under the indirect method, we recorded non-cash adjustments, including a €29.5 million increase in income tax expense, a €52.4 million increase in amortization and depreciation primarily related to capitalized sport rights associated with our renewed partnership with MLB, a €8.9 million rise in finance costs due to interest on capitalized sport rights licenses, and a €15.7 million increase in equity-settled compensation from additional vesting tranches. These increases were partially offset by a decrease of €117.0 million foreign currency gain resulting from fluctuations in the U.S. dollar-to-euro exchange rate on U.S.-denominated trade payables.

Net cash used in investing activities

Net cash used in investing activities was €232.0 million for the year ended December 31, 2025, a decrease of €22.9 million from €254.9 million for the year ended December 31, 2024. This decrease was primarily driven by a shift from a net cash outflow to a net cash inflow, reflecting cash acquired in the IMG ARENA acquisition, partially offset by cash payments to settle contingent consideration related to prior acquisitions. This net decrease was offset by cash used of €11.5 million for issuance of a loan (receivable) to a third-party.

Net cash used in financing activities

Net cash used in financing activities was €127.8 million for the year ended December 31, 2025, compared to net cash used in financing activities of €36.8 million for the year ended December 31, 2024. The change was mainly due to an increase of €76.5 million cash used in repurchasing of shares pursuant to our share repurchase program and €15.0 million cash used for the acquisition of a non-controlling interest.

C. Research and Development, Patents and Licenses, Etc.

We continue to make substantial investments in development in key areas of technology and innovation. Our technology categories are aligned to business domains and work to deliver new strategic features and capabilities for Sportradar as well as supporting the existing product suite. We operate a ‘hub and spoke’ governance model so that decisions are taken as close to the context of the problem as possible.

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

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material effect on our net sales, income from continuing operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and board members, including their ages as of March 1, 2026:

Name	Age	Position
Executive Officers
Carsten Koerl	61	Chief Executive Officer and Director
Michael C. Miller	54	Chief Administrative Officer, CLO, and Secretary
Craig Felenstein	53	Chief Financial Officer

Non-Employee Board Members
Jeffery W. Yabuki	66	Chairman
Deirdre Bigley	57	Director
Breon Corcoran	54	Director
John A. Doran	47	Director
George Fleet	56	Director
Pascal Keutgens	51	Director
William Kurtz	68	Director
Rajani Ramanathan	58	Director
Marc Walder	60	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Carsten Koerl has served as our Founder and Chief Executive Officer since 2001. Prior to founding Sportradar, Mr. Koerl held a number of management positions within the software development and gaming industry, including betandwin Interactive Entertainment AG, an online betting company, which he founded in 1997. He holds a Master of Electronic and Microprocessor Engineering degree from the University for Applied Sciences in Konstanz. We believe Mr. Koerl’s experience and insight, as well as his deep knowledge of Sportradar, gained through service as our Chief Executive Officer, make him well qualified to serve as a member of our board of directors.

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

Jeffery W. Yabuki has served as the Chairman of our board of directors since January 2021. Mr. Yabuki is currently Chairman of Motive Partners, a specialist private equity firm focused on control-oriented growth equity and buyout investments in global fintech. He joined the firm in September 2021 and currently chairs its Investment Committee and Global Advisory Council. Since January 2024 he has also served as the Chairman and Chief Executive Officer of InvestCloud Inc., a global provider of wealth and asset management solutions. Previously, Mr. Yabuki served as the Executive Chairman of Fiserv, Inc., a global leader in financial services and payments technology, from July 2019 to December 2020. Mr. Yabuki was also the Chief Executive Officer from December 2005 to June 2020. Before joining Fiserv, Mr. Yabuki spent six years at H&R Block where he was the Chief Operating Officer. He also held various leadership roles at American Express for 12 years. Mr. Yabuki has served since 2017 as a member of the board of directors of Royal Bank of Canada, currently serving on the Human Resources Committee and the Risk Committee, and has served on the board of directors of Nasdaq Inc. since June 2023 where he is the Chair of the Management Compensation Committee and a member of the Nominating and Governance Committee. He previously served on the boards of directors of Ixonia Bancshares, Inc. from 2014 to 2021 and SentinelOne, Inc. from 2021 to 2023. Mr. Yabuki holds a Bachelor of Science degree in accounting from California State University, Los Angeles, and was formerly a Certified Public Accountant in the states of California and Minnesota. We believe Mr. Yabuki’s extensive public company board and leadership experience makes him well-qualified to serve as the Chairman of our board of directors.

Deirdre Bigley has served as a member of our board of directors since April 2021. Ms. Bigley most recently served in several roles with Bloomberg LP, a financial services company, since September 2009, including as its Chief Marketing Officer from June 2014 through June 2021. Ms. Bigley has served as a member of the board of directors of various public companies as follows: (i) since May 2016, as a member of the board of directors and the Chair of the Compensation Committee, and member of the Nominating and Governance Committee of Shutterstock Inc.; (ii) since November 2017, as a member of the board of directors and a member of the Compensation, Nominating and Governance, and Audit Committees of Wix.com Ltd.; and (iii) from April 2021 to June 2025, as a member of the board of directors and a member of the Audit Committee of Taboola.com Ltd. In addition, she has served on the boards of directors of Slice since July 2019 where she has been Chair of the Compensation Committee since November 2023, and Recorded Future from July 2020 to December 2024. Ms. Bigley holds a Bachelor of Arts from West Chester University. We believe Ms. Bigley’s public and private company board experience and extensive expertise in business marketing makes her well-qualified to serve as a member of our board of directors.

Breon Corcoran has served as a member of our board of directors since December 2025. He is currently the Chief Executive Officer and member of the board of directors of IG Group (LSEG:IGG), a global business providing online trading platform solutions, having served in that role since January 2024. Previously, Mr. Corcoran served in Chief Executive Officer roles at Zepz (formerly WorldRemit Group), an international payments firm, from October 2018 to August 2022, Paddy Power Betfair plc (now Flutter Entertainment plc (NYSE: FLUT)), a leading online sports betting and iGaming operator, from February 2016 to January 2018, and Betfair plc from August 2012 to February 2016. From August 2022 to August 2024, he served as Chairman of the board of directors of Auction Technology Group (ATG), a leading digital marketplace/auction house. Mr. Corcoran holds a BA in Mathematics from Trinity College Dublin and an MBA from INSEAD. We believe that Mr. Corcoran’s extensive industry expertise as well as his business and leadership experience make him well-qualified to serve as a member of our board of directors.

John A. Doran has served as a member of our board of directors since October 2018. Mr. Doran joined Technology Crossover Ventures UK, LLP (TCV) in 2012 and currently serves as a General Partner and Executive Committee member in TCV’s Menlo Park office. Mr. Doran has served on the board of directors of Believe SA since May 2018, Adevinta ASA since May 2024, Mambu B.V. since December 2020, FlixMobility GmbH (Flixbus) since August 2019, RELEX Solutions since January 2019, Grupa Pracuj SA since August 2017, and Zepz (formerly World Remit) since June 2019. He has served as an observer on the board of directors of Revolut Ltd since February 2020, Trade Republic Bank GmbH since June 2021 and Allica Bank Limited since December 2022. Mr. Doran led TCV’s investments in Revolut Ltd, Klarna Bank AB, and Mollie B.V. Mr. Doran holds a Bachelor of Arts in Economics from Harvard College and a Master of Business Administration from Harvard Business School. We believe Mr. Doran’s expertise in the software, internet and financial technology industries, as well as his knowledge in finance and his managerial experience with both public and private companies, make him well-qualified to serve as a member of our board of directors.

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

Pascal Keutgens has served as a member of our board of directors since May 2025. Mr. Keutgens joined Canada Pension Plan Investment Board (“CPP Investments”) in 2019 and is currently Head of Direct Private Equity in Europe. Prior to joining CPP Investments, he was a Partner at Bregal Freshstream, a mid-market European Private Equity firm, where he was responsible for their Private Equity activities in France and the Benelux. Previously, he was a Partner at Doughty Hanson, a London based Private Equity firm, where he spent 13 years focusing on mid-market buyouts across Europe. Since 2023, Mr. Keutgens has served on the board of Ascot Insurance Limited, a global specialty (re) insurance company, where he sits on the audit committee, renumeration committee, risk committee and investment committee. He has also served as a director since 2023 of Galileo Global Education, a European for-profit higher education provider, serving on the audit and renumeration committees. Mr. Keutgens trained as an accountant at PwC in London and Luxembourg. He holds a BA in Finance from HEC Business School in Liège, Belgium, and a MA in International Business from the University of Leicester (UK). We believe Mr. Keutgen’s expertise in private equity, as well as his knowledge in finance and his managerial experience, make him well-qualified to serve as a member of our board of directors.

William Kurtz has served as a member of our board of directors since May 2023. Mr. Kurtz is a senior financial and operations executive with over 30 years of experience operating as chief financial officer or chief operating officer at several private and public technology companies. Mr. Kurtz is currently serving as the Chief Financial Officer, since October 2024, and as a member of the Board of Directors, since February 2024, of Lightforce Orthodontics Inc., a privately held medical device company. Prior to that, Mr. Kurtz served as the Interim Chief Executive Officer at Ripcord, Inc., a records management and document intelligence company, from June 2021 to January 2022, and previously served as Chief Commercial & Financial Officer from January 2020 to June 2021. Prior to that, Mr. Kurtz served as Executive Vice President and Chief Commercial Officer of Bloom Energy Corporation, a manufacturer of on-site power generation platforms, from 2015 to January 2019, and then as a strategic advisor from January 2020 to January 2021. Prior to that, he served as Bloom’s Chief Financial Officer and Chief Commercial Officer beginning in 2008. Mr. Kurtz currently sits on the board of directors of Aterian Inc. (formerly Mohawk Group), a Nasdaq listed company where he serves as Chairman of the Board, and as a member of the audit and the compensation committees, and on the board of Ripcord Inc., where he serves on the audit committee. From September 2016 to November 2025, he served on the board of directors and as Chair of the Audit Committee and a member of the governance committee of Verint Systems Inc., a Nasdaq-listed analytics company, and was the lead independent director from June 2024 until November 2025 when the company was sold. Prior to 2008, Mr. Kurtz held the Chief Financial Officer or other senior finance roles for Novellus Systems (now Lam Research), Engenio Information Technologies, 3PARdata (now part of Hewlett Packard Enterprise), Scient Corporation, and AT&T Corporation. Mr. Kurtz previously served as the chairman of the audit committees of Violin Memory, PMC-Sierra (now part of Microsemi Corporation), and Redback Networks (now part of Ericsson). We believe that Mr. Kurtz’s financial expertise, as well as his extensive business and leadership experience, including his prior service as the chief financial officer of public companies and his service on the audit committees of several companies, qualifies Mr. Kurtz as a financial expert and further qualifies him to serve as a director.

Rajani Ramanathan has served as a member of our board of directors since May 2023. She currently serves as a director or as an advisor/investor in several public and private companies in the AI and Blockchain technology space. Since June 2021, she has served on the board of Guidewire Software Inc., a NYSE listed company offering an industry platform for property and casualty insurance carriers. She has served on their Compensation Committee and Risk Committee since June 2021 and as Chairperson of the Risk Committee since October 2022. Since October 2021, she has served on the board of Hayden AI, a privately held company that provides smart city solutions and developed the world’s first autonomous traffic management platform. From July 2022 to July 2025, Ms. Ramanathan served on the board of Faro Technologies, a publicly traded company serving 3D Metrology, AEC (Architecture, Engineering & Construction), O&M (Facilities Operations & Maintenance), and Public Safety Analytics markets. She served on its audit committee, talent and compensation committee and nomination and governance committee at various points in her tenure. From June 2014 to January 2024, Ms. Ramanathan served on the board of directors of ESI Group, a French company providing virtual prototyping software solutions and services. She chaired its technology and marketing committee, compensation committee, and nomination and governance committee at various points in her tenure and also served on its audit committee. From June 2000 to March 2014, Ms. Ramanathan served in a variety of roles at Salesforce, a public cloud software company, and her last position with Salesforce was as its Chief Operating Officer and Executive Vice President, Technology and Products. Ms. Ramanathan holds a B.A. in Psychology from University of Madras and a postgraduate diploma in Marketing and Sales Management from Rajendra Prasad Institute of Communication and Management. We believe that Ms. Ramanathan is qualified to serve as a director based on her extensive background in the technology industry and business management and her independent service on the boards of several companies in the technology sector.

Marc Walder has served as a member of our board of directors since May 2015. Since April 2012, Mr. Walder has been the Chief Executive Officer and Managing Partner of Ringier AG, a Swiss headquartered international Media & Tech company. Previously, Mr. Walder served as the Chief Executive Officer of the Swiss subsidiary of Ringier AG from September 2008 to April 2012, and prior to that, as Editor-in-Chief of Schweizer Illustrierte, Editor-in-Chief of SonntagsBlick, and Head of the sports desk of the Blick Group. He also serves on several boards of directors, including as Chairman of Admeira AG, and as member of the board of directors of SMG Swiss Marketplace Group (SWX: SMG), Ticketcorner AG, JobCloud AG and Grupa Ringier Axel Springer Polska AG. He is the founder of the digitalswitzerland initiative, which brings together more than 225 of the largest Swiss companies and institutions to promote digital development and the digital transformation of Switzerland. Mr. Walder holds a Diploma of Economy from the AKAD Business School in Zurich and a Diploma of Journalism from the Ringier School of Journalism. In 2019, Mr. Walder was awarded the honorary prize, Digital Economy Ambassador, in recognition of his commitment to the Swiss economy and the information and communication technology industry. We believe Mr. Walder’s knowledge and experience in leadership positions within the media and technology industries make him well-qualified to serve as a member of our board of directors.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount we contributed to retirement benefit plans for our executive officers and members of our board.

2025 Executive Officer and Board Member Compensation

In 2025, we incentivized our executive officers to attain short-term company and individual performance goals in the form of annual cash bonuses specific to each officer and desired results. Each officer had an annual target bonus for 2025 expressed as a percentage of his or her annual base salary. Awards under the bonus plan for 2025 were generally based on Company-wide financial Adjusted EBITDA, revenue and cash flow metrics and individual contributions and were determined by the board of directors for the Chief Executive Officer and the compensation committee for the other officers.

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

The PSU compensation scheme was continued in 2025 with select PSU grants to our executive officers in March 2025. The PSUs generally vest in one-third installments each year beginning on the second anniversary of the grant date. The three PSU tranches are also contingent on our total shareholder return performance relative to the constituents of the S&P 500 Information Technology index over a 2-year, 3-year or 4-year performance period, as follows:

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

Consistent with our emphasis on performance-based pay, the PSUs granted in 2025 made up 70% of the grant-date value of the long-term incentive compensation awarded to our executive officers (other than our CEO) and the remaining 30% consisted of time-vesting restricted stock units. For our CEO, his grant in March 2025 consisted 100% of PSUs. Further, our CEO did not participate in the PSU scheme in 2024, the first year of its implementation.

The aggregate compensation awarded to, earned by and paid to our current directors and executive officers who were employed by or otherwise performed services for us for the fiscal year ended December 31, 2025 was CHF 13.6 million, which is an aggregate amount that includes any salary, bonuses, equity compensation and applicable social security and pension contributions.

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

Shares Available for Awards

We initially reserved an aggregate of 29,239,091 Class A ordinary shares for issuance (e.g., out of conditional or authorized capital) under the 2021 Plan. As of December 31, 2025, approximately 13,464,879 shares are available for future grant.

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

C. Board Practices

Composition of our Board of Directors

Our Articles provide that our board of directors shall consist of one or several directors. The members of our board of directors, the Chairman, and the members of the Compensation Committee are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Our board of directors currently consists of ten members. Our board has determined that Jeffrey W. Yabuki, Deirdre Bigley, Breon Corcoran, John A. Doran, George Fleet, Pascal Keutgens, William Kurtz, Rajani Ramanathan and Marc Walder do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the Nasdaq rules. There are no family relationships among any of our directors or executive officers. Members of the board of directors who are also employees are entitled to applicable severance pay benefits under applicable law. There are no service contracts between the members of the board of directors and the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

Compensation Committee

The compensation committee, which consists of Deirdre Bigley, John A. Doran, Pascal Keutgens and Marc Walder assists the board in establishing and reviewing the Company’s compensation philosophy and policy and determining executive officer compensation (other than the chief executive officer which is reserved for the board of directors). Marc Walder serves as Chair of the committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee. All of compensation committee members meet these heightened standards. We are also subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013 (as replaced by the revised Swiss CO as of January 1, 2023), which requires Swiss corporations listed on a stock exchange to establish a compensation committee. Based on these regulations, the members of the compensation committee are to be elected annually and individually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election and the general meeting of shareholders must resolve the aggregate amount of compensation of each of our board of directors and our executive management.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of George Fleet, Deirdre Bigley, Pascal Keutgens and Marc Walder, assists our board in identifying individuals qualified to become (or be re-elected as) members of our board consistent with criteria established by our board and in developing our corporate governance principles. George Fleet serves as Chair of the committee.

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

D. Employees

As of December 31, 2025 and 2024, we had 4,882 and 4,582 permanent employees, respectively. As of December 31, 2025 and 2024, we had 466 and 439 contingent workers, respectively. The change in permanent and contingent workers has supported the continued growth of Sportradar and has been as a result of organic and inorganic growth, offset by global workforce reduction initiatives.

The table below sets out the number of full-time equivalents (“FTEs”) (permanent full time and part time employees, including contingent workers) by geography as of December 31, 2025:

As of
December 31,
Number of FTE by Geography	2025
EMEA/LATAM	3,904
APAC	743
North America	443
Total	5,090

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 12, 2026, unless otherwise indicated, by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A or Class B ordinary shares;
●	each of our executive officers and our board of directors; and
●	all of our executive officers and our board of directors as a group.

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 12, 2026 through the exercise of any option, warrant or other right (including a vesting event pertaining to restricted stock units). Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person. The amounts and percentages are based upon 221,390,294 Class A ordinary shares outstanding and 903,670,701 Class B ordinary shares outstanding as of March 12, 2026 (but in each case excluding Class A and Class B shares held in treasury). Class B ordinary shares have ten times more voting power than Class A ordinary shares.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sportradar, Feldlistrasse 2, CH-9000 St. Gallen, Switzerland. For further information regarding material transactions between us and principal shareholders, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions.”

	Class A ordinary shares		Class B ordinary shares(1)		Combined
Name of beneficial owner	Number	Percent	Number	Percent	voting power(2)
5% or Greater Shareholders
Canada Pension Plan Investment Board(3)	68,171,745	31.8%	—	—	6.8%
Technology Crossover Management IX, Ltd.(4)	29,203,147	13.6%	—	—	2.9%
Radcliff SR I LLC(5)	13,135,000	6.1%	—	—	1.3%
T. Rowe Price Investment Management, Inc.(6)	12,080,674	5.6%	—	—	1.2%
Executive Officers and Board Members
Carsten Koerl(7)	1,840,883	*	783,607,701	100%	78.7%
Craig Felenstein(8)	6,556	*	—	—	*
Michael C. Miller(9)	3,412	*	—	—	*
Jeffery W. Yabuki(10)	557,836	*	—	—	*
Deirdre Bigley(11)	9,957	*	—	—	*
Breon Corcoran	—	—	—	—	—
John A. Doran(12)	29,203,147	13.2%	—	—	2.9%
George Fleet	145,554	*	—	—	*
Pascal Keutgens	—	—	—	—	—
William Kurtz	14,710	*	—	—	*
Rajani Ramanathan	23,475	*	—	—	*
Marc Walder	269,094	*	—	—	*
All executive officers and board members as a group (12 persons)(13)	32,074,624	15.0%	783,607,701	100%	81.7%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	The Class B ordinary shares are exchangeable for Class A ordinary shares on a ten-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be exchanged.
(2)	The percentage reported under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of March 12, 2026, voting as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to one vote per share.
(3)	Based on information reported on a Schedule 13G/A filed on May 14, 2025, reflecting holdings as of May 5, 2025, Canada Pension Plan Investment Board (“CPP Investments”) has shared voting and dispositive power over 68,171,745 of our Class A ordinary shares. These shares are directly held by CPP Investment Board Europe Inc. (“CPP Europe”), a wholly-owned subsidiary of CPP Investments that may be deemed to beneficially own such shares. The business address for each of CPP Investments and CPP Europe is One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5, Canada.

(4)	Based on information reported on a Schedule 13G/A filed on July 18, 2025, reflecting holdings as of June 30, 2025, TCV IX Sports Corp. (“TCV IX Sports”) is the direct beneficial holder of 29,203,147 of our Class A ordinary shares. TCV IX Sports has the sole power to dispose or direct the disposition of the Class A ordinary shares that it holds directly and has the sole power to vote or direct the vote of such shares. Each of TCV IX, L.P. (“TCV IX”), TCV IX (A), L.P. (“TCV IX (A)”), TCV IX (B), L.P. (“TCV IX (B)”), TCV Member Fund, L.P. and TCV Sports, L.P. (“TCV Sports”) (collectively, the “TCV Entities”), as indirect beneficial holders of the Class A ordinary shares held directly by TCV IX Sports, and Technology Crossover Management IX, Ltd., as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV IX Sports and have the sole power to direct the vote of such Class A ordinary shares. Technology Crossover Management IX, L.P., as the direct general partner of TCV IX, TCV IX (A), TCV IX (B) and TCV Sports (collectively, the “TCV IX Funds”), may also be deemed to have sole power to dispose or direct the disposition of the Class A ordinary shares indirectly held by the TCV IX Funds and have the sole power to direct the vote of such Class A ordinary shares. The address for Technology Crossover Management IX, Ltd., the TCV IX Funds, and the TCV Entities is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.
(5)	Based on information reported on a Schedule 13G/A filed on August 14, 2025, reflecting holdings as of June 30, 2025, each of Radcliff SR I LLC (“Radcliff”), Radcliff SPV Manager LLC (the “Managing Member”), Eli Goldstein and Evan Morgan have shared voting and dispositive power over 13,135,000 of our Class A ordinary shares, which are held of record by Radcliff. The Managing Member is the managing member of Radcliff, and Eli Goldstein and Evan Morgan beneficially own the membership interests in the Managing Member. The Managing Member and Messrs. Goldstein and Morgan share voting and dispositive power over the shares of the Company held by Radcliff SR I LLC. As a result, the Managing Member and Messrs. Goldstein and Morgan may be deemed to beneficially own such shares beneficially owned by Radcliff. The Managing Member and Messrs. Goldstein and Morgan disclaim beneficial ownership of the shares beneficially owned by Radcliff, except to the extent of his or its pecuniary interest therein. The respective business addresses of Radcliff, Managing Member and Messrs. Goldstein and Morgan is c/o The Radcliff Companies, 408 Greenwich Street, 2nd Floor, New York, NY 10013.
(6)	Based on information reported on a Schedule 13G filed on February 17, 2026, reflecting holdings as of December 31, 2025, which indicates that T. Rowe Price Investment Management, Inc. (“T. Rowe Price”) has sole voting and dispositive power over 12,080,674 of our Class A ordinary shares. The business addresses of T. Rowe Price is 1307 Point Street, Baltimore, MD 21231.
(7)	Consists of 90,398,189 Class A ordinary shares, which consists of (i) 1,840,883 Class A ordinary shares and (ii) 78,367,070 Class A ordinary shares underlying Class B ordinary shares.
(8)	Includes 3,412 Class A ordinary shares underlying RSUs vesting on March 31, 2026.
(9)	Includes 3,412 Class A ordinary shares underlying RSUs vesting on March 31, 2026.
(10)	Includes (i) 317,905 Class A ordinary shares held through The Yabuki Family Foundation and (ii) 170,602 Class A ordinary shares held through Lion Sky LLC. Mr. Yabuki exercises voting and investment power over the Class A ordinary shares held by the Yabuki Family Foundation and Lion Sky LLC and may be deemed to have beneficial ownership of those Class A ordinary shares.
(11)	Includes 9,957 Class A ordinary shares held through the Deirdre M Bigley 2021 Rev Trust. Mrs. Bigley exercises voting and investment power over such shares and may be deemed to have beneficial ownership over the shares.
(12)	Includes 29,203,147 Class A ordinary shares indirectly held by TCV IX Sports identified in footnote (4) above. Mr. Doran disclaims beneficial ownership except to the extent of his pecuniary interest in TCM, Management and Member Fund.
(13)	Consists of 32,074,624 Class A ordinary shares held by all our current directors and executive officers as a group.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2026, there were approximately 11 registered holders of our Class A ordinary shares, approximately 8 of which (including Cede & Co., the nominee of the Depositary Trust Company) are registered holders with addresses in the United States, holding approximately 67.3% of our outstanding Class A ordinary shares, and there was one registered holder of our Class B ordinary shares (excluding the Company, which holds Class B ordinary shares in a treasury account). Because some of the Company’s Class A ordinary shares are held through brokers or other nominees, the number of record holders of the Company’s Class A ordinary shares with addresses in the United States may be fewer than the number of beneficial owners of Class A ordinary shares in the United States.

B. Related Party Transactions

The following is a description of related party transactions we have entered into from January 1, 2025 to December 31, 2025.

Relationship with Carsten Koerl

Mr. Koerl holds a 33% beneficial ownership interest in UAB TV Zaidimai, with which we generated revenue of €0.1 million in 2025.

Shareholders’ Agreement

On May 6, 2021, we entered into the Eighth Accession and Amended Agreement to the Shareholders Agreement with certain of our existing shareholders (together, as amended, the “Pre-IPO Shareholders’ Agreement”). The Pre-IPO Shareholders’ Agreement terminated upon completion of our initial public offering. Upon completion of our initial public offering, Carsten Koerl, CPP Investment Board Europe S.à r.l. and TCV Luxco Sports S.à r.l. entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, the shareholders agreed, among other things, to grant Carsten Koerl Class B ordinary shares that grant Carsten Koerl ten times more voting power with the same amount of capital invested as Class A shareholders, establish certain board composition requirements and provide for director nomination rights under certain conditions. The Shareholders’ Agreement will terminate in relation to a party if such party ceases to, directly or indirectly, own 7.5% of the outstanding share capital of the Company.

Registration Rights Agreement

We are party to a Registration Rights Agreement entered into with CPP Investment Board Europe S.à r.l., TCV Luxco Sports S.à r.l., Carsten Koerl and NBA Ventures 1, LLC (as amended, the “Registration Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any registrable securities and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

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

We also make available on the Investor Relations section of our website, free of charge, our annual reports on Form 20-F, reports on Form 6-K and any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.sportradar.com. The information contained on that website is not part of this Annual Report and shall not be incorporated by reference into this Annual Report

As a “foreign private issuer”, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting requirements of Section 16(a) of the Exchange Act, and our officers, directors and principal shareholders are exempt from short swing profit recovery provisions contained in Section 16(b) of the Exchange Act. Recently enacted U.S. legislation requires our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to be exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are required to make certain filings with the SEC. However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

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

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure that, as far as possible, we will have sufficient liquidity to meet our liabilities when they become due. Refer to Note 25.4 – Liquidity Risk to our consolidated financial statements included elsewhere in this Annual Report.

Credit Risk

Credit risk is the risk of financial loss to us if a client or counterparty to financial instruments fails to meet its contractual obligations. We are exposed to credit risk from our operating activities (primarily trade receivables), unpaid capital contributions, loans granted and deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure. For categories of financial instruments, please see Note 25.1 – Measurement categories of financial instruments to our consolidated financial statements included elsewhere in this Annual Report. At the reporting date, there are no arrangements which will reduce our maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 16 – Trade receivables and contract assets to our consolidated financial statements included elsewhere in this Annual Report.

As our risk exposure is mainly influenced by the individual characteristics of each client, we continuously analyze the creditworthiness of significant debtors. Due to our international operations and expanding business based on a diversified client structure, we experience an increasing but still low concentration of credit risk arising from trade receivables. For the years ended December 31, 2025 and 2024 no individual client accounted for more than 10% of revenues. Impairment losses are recognized when the counterparty is not meeting its payment obligations and when further financial information cannot be obtained. See Note 25.5 – Credit Risk to our consolidated financial statements included elsewhere in this Annual Report.

Foreign Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 70% of its business in its functional currency, the Euro. However, license rights are often purchased in foreign currencies, and this exposes us to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar as a result of the Company’s NBA sports data and media rights license. Furthermore, some of our subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by our central finance department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The main transaction risks are represented by the U.S. Dollar and the Great Britain Pound, while other currencies pose minor sources of risk. The transaction risk on foreign currency cash flows is monitored on an ongoing basis by our Treasury in order to mitigate any currency risk exposure. The Company’s net exposure in U.S. Dollars and in Great Britain Pound is disclosed in Note 25.6 – Foreign Currency Risk to our consolidated financial statements included elsewhere in this Annual Report.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are mainly exposed to cash flow interest rate risk in connection with borrowings. The interest rate is based on market interest rate plus a margin which is based on a leverage ratio as defined in the Credit Agreement. For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the senior secured net leverage ratio of the Company. We do not actively manage our interest rate exposure. See Note 25.7 – Interest rate risk to our consolidated financial statements included elsewhere in this Annual Report.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2025.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of this evaluation, management concluded that despite significant progress in our remediation efforts during the year, the Company’s internal control over financial reporting was not effective as of December 31, 2025, due to a material weakness in internal control over financial reporting as reported in the prior year which has not been fully remediated.

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

As previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, our management identified a material weakness in our internal control over financial reporting relating to insufficient design and implementation of control activities across financial reporting processes. During 2025, as part of our efforts to remediate this material weakness, we successfully addressed a significant number of deficiencies across several affected financial reporting process areas.

However, the material weakness in our internal control over financial reporting continues to exist at December 31, 2025 and reflects insufficient design and implementation of control activities in certain financial reporting processes, due to insufficient policies that establish what is expected, procedures that set policies into actions, and controls to address the associated risks, as well as an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with our structure and internal control requirements.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, KPMG AG, audited the consolidated financial statements included in this Annual Report on Form 20-F and issued an unqualified opinion thereon. Separately, KPMG AG issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. KPMG AG’s report is included in “Item 18. Financial Statements”.

Management’s Remediation Plan

During 2025, we made significant progress in executing our remediation plan, addressing deficiencies in several financial reporting process areas affected by the previously reported material weakness. While we were unable to complete all remediation actions during the year, management, with oversight from the Audit Committee, continues to prioritize resolution of the remaining deficiencies.

In 2025, we undertook the following remedial actions:

●	Implemented targeted control improvements across financial reporting processes affected by the previously reported material weakness.
●	Expanded the financial controls team through the addition of senior personnel with relevant technical expertise in the areas of identified weakness, increasing the depth of knowledge and experience available to support effective control execution.
●	Developed and delivered internal controls training to relevant business stakeholders to reinforce leadership’s commitment to strong internal controls over financial reporting and promote key control principles and guidelines.

●	Enhanced reporting and workflow systems, including implementation of automated controls where feasible, to strengthen the consistency and reliability of financial reporting processes and reduce reliance on manual procedures.
●	Achieved continued positive testing results across IT general controls and increased reliance on testing of IT application controls and key reports, reinforcing the strength of our IT control environment.

While significant improvements were made in 2025, management is committed to addressing the remaining deficiencies that comprise the material weakness and will continue to prioritize the following remediation actions:

●	Enhancing identification of financial reporting risks for new processes and related controls to be implemented.
●	Improving oversight and review procedures over manual journal entries, including formalized authorization and documentation standards.
●	Refining and strengthening controls over the taxation process to ensure timely execution, adequate documentation, and appropriate risk assessment.
●	Redesigning controls over acquisition-related transactions, including controls over accounting, data migration, systems integration, and financial reporting impacts of acquired entities.
●	Strengthening organizational competency by continuing to evaluate the sufficiency and expertise of personnel and to further develop personnel with appropriate levels of knowledge, experience, and technical expertise, including implementing formalized training programs commensurate with our structure and financial reporting requirements.

The material weakness cannot be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We are targeting completion of our remediation actions during fiscal 2026; however, no assurance can be given that these efforts will be fully effective or completed within that timeframe.

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Business Conduct and Ethics is available on the Investor Relations page of our website at investors.sportradar.com. The information contained on our website is not incorporated by reference in this Annual Report. We granted no waivers under our Code of Business Conduct and Ethics in the year ended December 31, 2025.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Sportradar Group AG at December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, appearing in this Annual Report have been audited by KPMG AG, Zurich, Switzerland (PCAOB ID 3240) (“KPMG AG”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The table below summarizes the fees for professional services rendered by KPMG AG for each the years ended December 31, 2025 and 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
€’000	2025	2024
Audit Fees	5,943	5,268
Audit Related Fees	30	—
Tax Fees	351	275
All Other Fees	4	—
Total	6,328	5,543

Audit Fees

Audit fees for the years ended December 31, 2025 and 2024 were related to the audit of our consolidated and subsidiary financial statements to issue an opinion related to the effectiveness of the Company’s internal control over financial reporting, and other audit or interim review services provided in connection with statutory and regulatory filings or engagements. Audit fees also include services that can be provided only by the Company auditor such as comfort letters delivered or planned to be delivered to underwriters in connection with debt and equity offerings.

Audit Related Fees

Audit related fees for the year ended December 31, 2025 include a readiness assessment for information security compliance.

Tax Fees

Tax fees for the years ended December 31, 2025 and 2024 were related to tax compliance and transfer pricing related services.

All Other Fees

Other fees for the year ended December 31, 2025 include an IMG Arena related hand-over of services to transition information from former consultants to new representatives as a result of the acquisition.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth purchases of our ordinary shares by us and our affiliated purchasers during the fiscal year ended December 31, 2025:

			Total number of	Maximum number
			shares purchased as	of shares that may
	Total number of	Average price	part of publicly announced	yet be purchased under
Month in the year ended December 31, 2023	shares purchased (1)	paid per share ($)	plans or programs (2)	the plans or programs
January 1 - January 31, 2025	—	—	—	9,117,419
February 1 - February 28, 2025	—	—	—	8,327,900
March 1 - March 31, 2025	760,619	21.62	—	8,310,262
April 1 - April 30, 2025	3,005,651	21.82	3,000,000	5,232,491
May 1 - May 31, 2025	53,217	23.73	—	4,812,659
June 1 - June 30, 2025	58,686	28.01	—	4,076,239
July 1 - July 31, 2025	—	—	—	3,948,267
August 1 - August 31, 2025	—	—	—	3,789,347
September 1 - September 30, 2025	28,085	27.72	—	4,118,945
October 1 - October 31, 2025	17,392	25.86	—	8,282,693
November 1 - November 30, 2025	603,285	22.23	602,272	9,033,788
December 1 - December 31, 2025	600,139	22.85	528,300	8,261,059
Total	5,127,074	$22.10	4,130,572
(1)	A total of 4,130,572 shares were purchased other than through a publicly announced plan or program as a result of (i) shares withheld to cover taxes due in connection with the vesting of equity awards granted to employees or (ii) repurchases of shares from employees in connection with their termination of employment.
(2)	On March 18, 2024, our Board authorized the purchase of up to $200 million of Class A ordinary shares of the Company, which was further extended to $300 million in October 2025. This share repurchase authorization does not have an expiration date. As of December 31, 2025, the Company has repurchased 5.9 million shares under the plan for a total of approximately $111.2 million, including 4.1 million for a total of approximately $90.9 million in the year ended December 31, 2025.

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

Other than as discussed above, we intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq listing standards.

Because we are a foreign private issuer, our directors and officers are not subject to short-swing profit recovery provisions under Section 16(b) of the Exchange Act. Recently enacted U.S. legislation requires our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to be exempt from the reporting requirements contained in Section 16(a) of the Exchange Act and our officers, directors and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

Use of Third Parties & Audits

The Company engages third parties to perform assessments on our cybersecurity measures, including pen testing, information security maturity assessments, audits and independent reviews of our information security control environment and operating effectiveness. As part of our ISO 27001 certifications, we are audited annually to ensure our information security management system is performing as intended. The results of such assessments, audits and reviews are reported to the Audit Committee as appropriate, and the Company adjusts its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

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

Item 19. Exhibits

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

1.1	Articles of Association of Sportradar Group AG	F-3	333-286679	3.1	4/22/2025

2.1	Description of Securities					*

2.2+#	Warrant Agreement, dated as of November 16, 2021, by and between Sportradar AG and NBA Ventures 1, LLC	20-F	001-40799	2.2	3/31/2022

4.1†	Form of Indemnification Agreement	F-1	333-258882	10.1	8/17/2021

4.2†	Management Participation Program Agreement, dated as of May 6, 2019, among Blackbird Holdco Ltd. (f/k/a Blackbird HoldCo S.à r.l.), Slam InvestCo S.à r.l. and MPP Participants, as defined therein	F-1	333-258882	10.2	8/17/2021

4.3†	Sportradar Group AG 2021 Incentive Award Plan	F-1	333-258882	10.3	8/17/2021

4.4†	Sportradar Group AG 2021 Employee Share Purchase Plan	F-1	333-258882	10.4	8/17/2021

4.5	Senior Facilities Agreement, dated as of November 17, 2020, among Sportradar Management Ltd, as borrower, J.P. Morgan Securities PLC, Citigroup Global Markets Limited, Credit Suisse International, Goldman Sachs Bank USA, UBS AG London Branch and UBS Switzerland AG, as Mandated Lead Arrangers, J.P. Morgan AG, as Agent and Lucid Trustee Services Limited, as Security Agent	F-1	333-258882	10.5	8/17/2021

4.6	Registration Rights Agreement, dated as of September 9, 2021, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG, as amended by Amendment No. 1 to the Registration Rights Agreement, dated as of November 16, 2021	20-F	001-40799	4.8	3/31/2022

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
4.7	Amendment No. 2 to the Registration Rights Agreement, dated as of April 21, 2025, by and among Sportradar Group AG and certain shareholders of Sportradar Group AG	F-3	333-286679	10.2	4/22/2025

4.8+	Shareholders’ Agreement, dated as of September 7, 2021, by and among certain shareholders of Sportradar Group AG	20-F	001-40799	4.9	3/31/2022

4.9	Class A Ordinary Shares Purchase Agreement, dated as of September 7, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.10	3/31/2022

4.10	Class A Ordinary Shares Purchase Agreement, dated as of September 13, 2021, by and among Sportradar Group AG and the Investors (as defined therein)	20-F	001-40799	4.11	3/31/2022

4.11	Additional Facility Notice to J.P. Morgan SE as Agent, dated as of September 16, 2022, by Sportradar Jersey Holding Ltd, Sportradar Management Ltd, Sportradar Capital S.à r.l. and the Additional Revolving Facility Lenders (as defined therein)	20-F	001-40799	4.10	3/15/2023

4.12	Amendment and Restatement Agreement, dated as of September 16, 2022, by and between Sportradar Management Ltd and J.P. Morgan SE, as Agent	20-F	001-40799	4.11	3/15/2023

4.13+#	Transaction Agreement, dated as of March 19, 2025, by and among Sportradar Group AG, IMG Arena US Parent, LLC, WME IMG, LLC, OB Global Arena Holdings LLC and Endeavor Operating Company, LLC	20-F	001-40799	4.12	3/20/2025

8.1	List of Subsidiaries					*

11.1	Sportradar Group AG Insider Trading Compliance Policy	20-F	001-40799	11.1	3/20/2025

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished

15.1	Consent of KPMG AG, an independent registered public accounting firm					*

97.1	Sportradar Group AG Recovery Policy	20-F	001-40799	97.1	3/20/2024

101.INS	Inline XBRL Instance Document					*

101.SCH	Inline XBRL Taxonomy Extension Schema Document					*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
+	Schedules and exhibits to this exhibit omitted. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
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

SPORTRADAR GROUP AG
Date:	March 27, 2026

By:	/s/ Carsten Koerl
Name:	Carsten Koerl
Title:	Chief Executive Officer

By:	/s/ Craig Felenstein
Name:	Craig Felenstein
Title:	Chief Financial Officer

Index to consolidated financial statements

Consolidated financial statements of Sportradar Group AG

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on Internal Control Over Financial Reporting

We have audited Sportradar Group AG and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to insufficient design and implementation of control activities in certain financial reporting processes has been identified and included in management’s assessment. This material weakness was due to insufficient policies that establish what is expected, procedures that set policies into actions, and controls to address the associated risks, as well as an insufficient complement of personnel with appropriate levels of knowledge, experience, and training commensurate with the Company's structure and internal control requirements.

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 26, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sportradar Group AG:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sportradar Group AG and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2026 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for newly acquired or modified sport rights licenses

As discussed in Notes 2.3, 2.10, 6 and 13 to the consolidated financial statements, the Company had €1,466,702 thousand of license intangible assets, including €302,357 thousand of license intangible assets acquired through business combinations, and €118,490 thousand of non-capitalized sport rights licenses as of and for the year ended December 31, 2025, which included amounts recognized for newly acquired or modified sport rights licenses. The Company recognizes sport rights licenses as intangible assets when acquired in conjunction with a business combination or, outside of a business combination, when the rights granted meet the definition and recognition criteria of an intangible asset, and recognizes expenses as incurred where rights granted do not. At initial recognition, sport rights licenses capitalized as intangible assets are measured at cost or fair value, including contractually-agreed or in-substance fixed minimum and variable license payments over the non-cancellable contract term. The license agreements entered into by the Company are complex, the specific rights granted vary by agreement, and they include varied and complex payment terms and conditions.

For newly acquired or modified sport rights licenses, we identified the capitalization assessment and, for those capitalized newly acquired or modified sport rights licenses, the identification of contractually-agreed or in-substance fixed minimum and variable license payments as a critical audit matter. Significant and complex auditor judgment was required to evaluate the capitalization assessment for sport rights license agreements and, for those capitalized sport rights licenses, assess the sport rights license agreement payment terms and conditions to determine the contractually-agreed or in-substance fixed minimum and variable license payments.

The following are the primary procedures we performed to address this critical audit matter. For a sample of newly acquired or modified sport rights licenses recognized as expenses and for a selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we inspected the agreement and developed our own expectation of capitalization or expense recognition and compared it to the assessment performed by management. Further, for the selection of newly acquired or modified sport rights licenses capitalized as intangible assets, we developed our own expectation of the contractually-agreed or in-substance fixed minimum and variable license payments by analyzing payment terms and conditions within the agreement and inspecting invoices received and compared it to the assessment performed by management.

Business Combinations - estimated fair value of acquired sports rights intangible assets

As discussed in Notes 2.4 and 3 to the consolidated financial statements, the Company completed the acquisition of IMG Arena US Parent, LLC or “IMG Arena” on November 1, 2025, which was accounted for as a business combination. The Company measures acquired assets at their fair value as of the acquisition date. As discussed in Note 13 to the consolidated financial statements, the Company acquired €302,357 thousand of license intangible assets as a result of the IMG Arena business combination.

We identified the valuation of certain acquired IMG Arena license intangible assets as a critical audit matter. A high degree of subjective auditor judgement was required to evaluate the projected margins and discount rate used in the valuation of certain acquired license intangible assets. Changes to these assumptions could have a significant effect on the fair value. Additionally, the evaluation of the discount rate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. For a selection of acquired IMG Arena license intangible assets, we assessed the projected margins by (1) evaluating the assumption against the Company’s historical experience and strategies and (2) performing sensitivity analyses to assess the impact of changes to the projected margin on the estimated fair value. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rate used by the Company by comparing it against a discount range that was independently developed using publicly available market data for comparable entities.

/s/ KPMG AG

We have served as the Company’s auditor since 2014.

Zurich, Switzerland
March 26, 2026

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2025	2024	2023
Continuing operations
Revenue	4	1,289,965	1,106,556	877,621
Personnel expenses		(402,221)	(349,669)	(326,031)
Sport rights expenses (including amortization of capitalized sport rights licenses)	6	(404,319)	(352,435)	(214,189)
Purchased services	6	(190,928)	(175,582)	(151,705)
Other operating expenses	7	(146,015)	(93,537)	(89,443)
Internally-developed software cost capitalized	13	46,746	50,008	28,301
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	13, 14	(66,951)	(50,782)	(46,344)
Impairment loss on trade receivables, contract assets and other financial assets	16	(9,393)	(5,699)	(6,179)
Share of loss of equity-accounted investees		—	—	(3,699)
Loss on disposal of equity-accounted investee		—	—	(13,604)
Impairment loss on goodwill and intangible assets	13	(935)	(167)	(9,854)
Foreign currency gains (losses), net	8	78,814	(38,223)	23,205
Finance income	9	10,532	10,952	12,848
Finance cost	10	(86,531)	(78,870)	(33,731)
Net income before tax		118,764	22,552	47,196
Income tax (expense) benefit	11	(18,440)	11,060	(12,551)
Profit for the year from continuing operations		100,324	33,612	34,645
Discontinued operations
Loss from discontinued operations, net of tax		—	—	(751)
Profit for the year		100,324	33,612	33,894

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability		(1,174)	(141)	(874)
Related deferred tax income		187	26	130
		(987)	(115)	(744)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the Company		(19,618)	11,109	(3,654)
Foreign currency translation adjustment attributable to non-controlling interests		(105)	188	(37)
		(19,723)	11,297	(3,691)
Other comprehensive (loss) income for the year, net of tax		(20,710)	11,182	(4,435)
Total comprehensive income for the year		79,614	44,794	29,459
Profit (Loss) attributable to:
Owners of the Company		100,322	34,150	34,655
Non-controlling interests		2	(538)	(761)
		100,324	33,612	33,894
Total comprehensive income (loss) attributable to:
Owners of the Company		79,717	45,144	30,257
Non-controlling interests		(103)	(350)	(798)
		79,614	44,794	29,459
Profit for the year from continuing operations per Class A share attributable to owners of the Company
Basic	12	0.34	0.11	0.12
Diluted	12	0.31	0.10	0.11
Profit for the year from continuing operations per Class B share attributable to owners of the Company
Basic	12	0.03	0.01	0.01
Diluted	12	0.03	0.01	0.01
Profit for the year per Class A share attributable to owners of the Company
Basic	12	0.34	0.11	0.12
Diluted	12	0.31	0.10	0.11
Profit for the year per Class B share attributable to owners of the Company
Basic	12	0.03	0.01	0.01
Diluted	12	0.03	0.01	0.01

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

		December 31,
Assets	Note	2025	2024
Current assets
Cash and cash equivalents		365,295	348,357
Trade receivables	16	93,552	77,106
Contract assets	16	123,456	93,562
Other assets and prepayments	17	72,287	46,601
Income tax receivables		15,884	7,624
		670,474	573,250
Non-current assets
Property and equipment	14, 15	79,343	66,240
Intangible assets and goodwill	13	2,033,653	1,607,057
Other financial assets and other non-current assets	18	60,517	11,718
Deferred tax assets	11	28,748	36,376
		2,202,261	1,721,391
Total assets		2,872,735	2,294,641
Current liabilities
Loans and borrowings	15, 20	11,010	10,022
Trade and other payables	22	426,857	259,742
Other liabilities	23	94,677	68,271
Contract liabilities	24	35,195	30,200
Income tax liabilities		6,891	5,599
		574,630	373,834
Non-current liabilities
Loans and borrowings	15, 20	51,842	36,697
Trade payables	22	1,209,876	895,679
Contract liabilities	24	38,024	37,711
Other non-current liabilities	23	3,880	1,830
Deferred tax liabilities	11	16,146	19,043
		1,319,768	990,960
Total liabilities		1,894,398	1,364,794
Ordinary shares	19	27,582	27,551
Treasury shares	19	(79,388)	(18,813)
Additional paid-in capital	19	682,475	668,254
Retained earnings		342,051	221,942
Other reserves		5,615	26,220
Equity attributable to owners of the Company		978,335	925,154
Non-controlling interest		2	4,693
Total equity		978,337	929,847
Total liabilities and equity		2,872,735	2,294,641

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of Euros)

							Reserve
							from		Equity
						Foreign	actuarial	Equity	attributable
				Additional		currency	gains	attributable	to non-
		Ordinary	Treasury	paid in	Retained	translation	and	to owners of	controlling	Total
	Note	shares	shares	capital	earnings	reserve	losses	the Company	interests	equity
Equity as of January 1, 2023		27,323	(2,705)	590,191	117,155	17,744	1,880	751,588	5,841	757,429
Net profit (loss) for the year from continuing operations		—	—	—	34,655	—	—	34,655	(761)	33,894
Other comprehensive income		—	—	—	—	(3,654)	(744)	(4,398)	(37)	(4,435)
Total comprehensive income (loss)		—	—	—	34,655	(3,654)	(744)	30,257	(798)	29,459
Reclassification of deposit liability		—	—	1,811	—	—	—	1,811	—	1,811
Purchase of treasury shares	19.3	—	(9,022)	—	—	—	—	(9,022)	—	(9,022)
Grants to sport rights holders	29	—	—	51,999	—	—	—	51,999	—	51,999
Vesting of RSUs		98	9,405	8,196	(17,715)	—	—	(16)	—	(16)
Equity-settled share-based payments	29	—	—	1,643	39,534	—	—	41,177	—	41,177
Equity as of December 31, 2023		27,421	(2,322)	653,840	173,629	14,090	1,136	867,794	5,043	872,837
Net profit (loss) for the year from continuing operations		—	—	—	34,150	—	—	34,150	(538)	33,612
Other comprehensive income (loss)		—	—	—	—	11,109	(115)	10,994	188	11,182
Total comprehensive income (loss)		—	—	—	34,150	11,109	(115)	45,144	(350)	44,794
Reclassification of deposit liability		—	—	1,721	—	—	—	1,721	—	1,721
Purchase of treasury shares	19.3	—	(28,725)	—	—	—	—	(28,725)	—	(28,725)
Vesting of RSUs		130	12,234	12,023	(24,354)	—	—	33	—	33
Equity-settled share-based payments	29	—	—	670	38,517	—	—	39,187	—	39,187
Equity as of December 31, 2024		27,551	(18,813)	668,254	221,942	25,199	1,021	925,154	4,693	929,847
Net profit for the year from continuing operations		—	—	—	100,322	—	—	100,322	2	100,324
Other comprehensive income (loss)		—	—	—	—	(19,618)	(987)	(20,605)	(105)	(20,710)
Total comprehensive income (loss)		—	—	—	100,322	(19,618)	(987)	79,717	(103)	79,614
Acquisition of non-controlling interests		—	—	(10,412)	—	—	—	(10,412)	(4,588)	(15,000)
Purchase of treasury shares	19.3	—	(105,216)	—	—	—	—	(105,216)	—	(105,216)
Grants to sport rights holders	29	—	—	34,153	—	—	—	34,153	—	34,153
Vesting of RSUs		31	44,641	(9,520)	(35,090)	—	—	62	—	62
Equity-settled share-based payments	29	—	—	—	54,877	—	—	54,877	—	54,877
Equity as of December 31, 2025		27,582	(79,388)	682,475	342,051	5,581	34	978,335	2	978,337

The accompanying notes form an integral part of these consolidated financial statements.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

		Years Ended December 31,
	Note	2025	2024	2023
OPERATING ACTIVITIES:
Profit for the year		100,324	33,612	33,894
Adjustments to reconcile profit for the year to net cash provided by operating activities:
Income tax expense (benefit)	11	18,440	(11,060)	12,551
Interest income	9	(9,683)	(9,285)	(7,683)
Interest expense	10	86,326	77,470	31,451
Foreign currency (gain) loss, net	8	(78,814)	38,223	(23,205)
Amortization of capitalized sport rights licenses	6, 13	270,162	233,945	160,018
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	13, 14	66,951	50,782	46,344
Impairment losses on goodwill and intangible assets	13	935	167	9,854
Equity-settled share-based payments		54,877	39,187	41,177
Share of loss of equity-accounted investees		—	—	3,699
Loss on disposal of equity-accounted investee		—	—	13,604
Change in provisions	23	17,888	—	—
Other		(3,485)	(13,498)	(6,675)
Cash flow from operating activities before working capital changes, interest and income taxes		523,921	439,543	315,029
Increase in trade receivables, contract assets, other assets and prepayments		(319)	(48,532)	(16,100)
(Decrease) increase in trade and other payables, contract and other liabilities		(24,654)	40,957	(1,477)
Changes in working capital		(24,973)	(7,575)	(17,577)
Interest paid		(85,585)	(76,384)	(30,528)
Interest received		8,833	9,333	7,677
Income taxes paid		(19,181)	(11,906)	(15,956)
Net cash from operating activities		403,015	353,011	258,645
INVESTING ACTIVITIES:
Acquisition of intangible assets	13	(223,377)	(222,288)	(185,493)
Acquisition of property and equipment		(4,902)	(5,367)	(14,786)
Acquisition of subsidiaries, net of cash acquired	3	7,925	(27,060)	(12,844)
Proceeds from dissolution of equity-accounted investee		—	—	15,172
Acquisition of financial assets		—	—	(3,716)
Issuance of loans receivable		(11,500)	—	—
Other		(97)	(168)	(423)
Net cash used in investing activities		(231,951)	(254,883)	(202,090)
FINANCING ACTIVITIES:
Payment of lease liabilities	15	(7,555)	(7,830)	(7,983)
Purchase of treasury shares	19	(105,216)	(28,725)	(9,022)
Principal payments on bank debt	20	—	(150)	(620)
Change in bank overdrafts	20	—	(46)	(7)
Acquisition of non-controlling interests		(15,000)	—	—
Other		(2)	—	—
Net cash used in from financing activities		(127,773)	(36,751)	(17,632)
Net increase in cash and cash equivalents		43,291	61,377	38,923
Cash and cash equivalents as of January 1		348,357	277,174	243,757
Effects of movements in exchange rates		(26,353)	9,806	(5,506)
Cash and cash equivalents as of December 31		365,295	348,357	277,174

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

The Company’s ordinary shares are currently listed on The Nasdaq Global Select Market under the ticker symbol “SRAD”.

The consolidated financial statements for the financial year ended December 31, 2025 were approved and authorized for issue by the Company’s board of directors on March 26, 2026.

1.2 Basis of preparation

The consolidated financial statements have been prepared in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared on an accrual basis applying the historical cost concept, except for certain financial instruments that are measured at fair value.

The accounting policies set out below comply with each respective IFRS effective at the end of the Company’s reporting period, which was December 31, 2025. They have all been applied consistently throughout the year and the preceding years.

Certain monetary amounts, percentages, and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

1.3 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023. A subsidiary is an entity controlled by the Company. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

Note 2. Material accounting policy information

2.1 New and amended standards and interpretations

The following IFRS amendments and interpretations are effective from January 1, 2025:

●	Amendments to IAS 21: Lack of Exchangeability

The amendments to IAS 21 have not had a material impact on the consolidated financial statements of the Company.

2.2 Standards and interpretations issued but not yet effective

The following new and revised standards and interpretations are issued but are not yet effective and were not early adopted by the Company in preparing these consolidated financial statements.

		Planned
		application by
	Effective	Sportradar in
Standard or interpretation	date	reporting year
Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	January 1, 2026	2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026	2026
Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity	January 1, 2026	2026
IFRS 18: Presentation and Disclosure in Financial Statements	January 1, 2027	2027
IFRS 19: Subsidiaries without Public Accountability: Disclosures	January 1, 2027	2027
Amendments to IAS 21: Translation to a Hyperinflationary Presentation Currency	January 1, 2027	2027

The items above which are effective on January 1, 2026 are not expected to have a material impact on the consolidated financial statements of the Company.

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

a)Newly acquired or modified sport rights licenses

The Company typically enters into license agreements with sports leagues for the right to supply data and/or live video feeds to the betting industry and the media, among others. As described in Note 2.10 below, certain license agreements fulfill the definition of an intangible asset. For license agreements that meet the definition of an intangible asset, there remains uncertainty regarding the timing of initial recognition as an intangible asset and whether those agreements could be considered as executory contracts that should only lead to asset recognition when payments are made. IFRS does not provide industry specific guidance for such license agreements. Therefore, the general recognition requirements of IAS 38 Intangible assets (“IAS 38”) need to be applied to develop an accounting policy. If the license agreements have a non-cancellable contract term of more than one year and if they require guaranteed minimum license payments, management believes that the recognition criteria of IAS 38 (“the recognition criteria”) are generally satisfied at commencement of the license term. The license agreements entered into by Sportradar are complex and the specific rights granted vary by agreement. Therefore, the determination of capitalization or expense recognition involves a significant degree of judgment.

At initial recognition, license assets are measured at cost. As described in Note 2.10 below, costs include the discounted contractually agreed and in-substance fixed minimum license payments over the non-cancellable contract term and, when applicable, amounts arising from barter transactions and fair value of equity instruments granted. Due to the varied and complex payment terms and conditions of license agreements, determination of contractually-agreed and in-substance fixed minimum license payments for each capitalized license asset involves a significant degree of judgment. When granted as part of license agreements, the fair value of equity instruments rely on valuation models with input assumptions for volatility, expected term, and risk-free rate. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but depending on the terms of a specific arrangement, may be inherently uncertain and unpredictable and, as a result, actual values may differ from estimates.

b)Fair value acquired assets and liabilities in business combinations and fair value of consideration transferred

The Company accounts for acquisitions in accordance with IFRS 3 Business Combinations as described in Note 2.4 below. The fair value of consideration transferred is allocated to the assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. All valuation methods rely on various assumptions such as estimated future expected cash flows from acquired licenses, technology, customer contracts and tradenames, remaining economic useful life, estimated margins, discount rates, and terminal growth rates.

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

2.8 Sport rights expenses

Sport rights expenses consists of (a) the portion of sport rights expenses that have not been capitalized which are expensed as incurred, and (b) amortization of sport rights which have previously been capitalized. For further details on the capitalization of sport rights, refer to Note 2.10.

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

At initial recognition, license assets are measured at cost. Costs include the contractually agreed and in-substance fixed minimum license payments over the non-cancellable contract term. These payments are discounted using the Company’s incremental borrowing rate plus country risk premium at initial recognition. Furthermore, amounts arising from barter transactions are included in the cost of the license asset and recognized as contract liability. Variable payments determined to not represent minimum license payments over the non-cancellable contract term (e.g., based on revenues) are not part of the cost and are recognized as expenses when they occur. The cost associated with equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital.

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

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. ROU assets and lease liabilities are recorded at the present value of the lease payments over the lease term, adjusted for lease payments at or before the commencement date. ROU assets are also adjusted for any initial direct costs incurred. In determining the present value of lease payments, the Company generally uses its incremental borrowing rate, as the implicit rate is not available for most leases. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, and payments arising from options reasonably certain to be exercised.

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

Classification and measurement

Financial Assets

Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term (maximum three months), highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents include bank accounts, petty cash and cash held by the Company.

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

Impairment for financial assets and contract assets

Trade receivables and contract assets

Impairment is measured based on an expected credit loss (“ECL”) model. The Company measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs. The Company considers a financial asset to be in default, and will evaluate if further provisions must be made, if the borrower is unlikely to pay its credit obligations to the Company in full or the financial asset is more than 90 days overdue.

The Company applies a practical expedient to calculate ECLs on receivables and contract assets that do not contain a significant financing component using a provision matrix. This matrix is based on information such as delinquency status and actual credit loss experience over the last five years of historical data and based on current and forward-looking information on macroeconomic factors. The provision matrix is applied to all outstanding trade receivables by aging group to determine the actual ECL.

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

Share-based payments may be granted to non-employees in exchange for sport rights licenses. For further details, refer to Note 2.10.

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

Note 3. Business combinations

Business combinations during the year ended December 31, 2025

Acquisition of IMG ARENA

On November 1, 2025, the Company acquired 100% of the voting interest in IMG Arena US Parent, LLC (“IMG ARENA” or “IMG”). The Company believes the acquisition, which includes IMG’s global sports betting rights portfolio, will enhance its content distribution and further fuel product development.

As part of this transaction, the Company was not required to pay any financial consideration at closing. Instead, the deal included total financial consideration to Sportradar of $225 million comprised of $100 million to be paid to Sportradar, and up to $125 million in cash prepayments by the seller to certain sport rights holders. These prepayments form part of the closing payment calculation; however, as these transactions were settled prior to the acquisition, they resulted in a reduction in the liabilities assumed by the Company and are therefore not part of the purchase consideration, or recognized in the financial statements of the Company. The remaining closing payment is still to be finalized, subject to customary purchase price adjustments. An estimated payable for this amount has been included in the consideration transferred based on information available as of the reporting date. Consideration transferred also includes €3.8 million of retention-related payments made in connection with the transaction. The final $100 million is receivable in equal payments on the first and second anniversaries of the closing.

Transaction costs of €10.6 million were incurred and included in other operating expenses for the year ended December 31, 2025.

The preliminary allocation of the purchase price for the fair values of the identifiable assets and liabilities of IMG ARENA as of the date of acquisition is as follows:

in €‘000	As of November 1, 2025
Purchase price consideration:
Cash payments	6,030
Deferred consideration received, at fair value	(78,388)
Total acquisition consideration:	(72,358)
Assets acquired:
Cash and cash equivalents	19,044
Accounts receivable	26,907
Intangible Assets, net	305,182
Contract Assets	11,778
Other assets	7,133
Total assets acquired:	370,044
Liabilities assumed:
Trade payables - Current	(122,353)
Deferred revenue	(24,684)
Trade payables - Noncurrent	(350,149)
Contract Liabilities	(8,359)
Other liabilities	(10,854)
Total liabilities assumed	(516,399)
Net liabilities assumed	(146,355)
Goodwill	73,997
Consideration transferred	(72,358)

The initial accounting for the business combination is incomplete. If new information is obtained within one year of the date of acquisition about facts and circumstances of the above amounts, including working capital and other closing adjustments, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Accounts receivable acquired comprise gross contractual amounts receivable of €33.8 million, of which €6.9 million was expected to be uncollectible at the date of acquisition.

The goodwill mainly reflects synergies from IMG’s rights portfolio to enhance Sportradar’s content distribution and product development. Goodwill is not expected to be deductible for tax purposes.

The fair value of tangible and intangible assets and liabilities was based on significant inputs not observable in the market and thus represent Level 3 measurements within the fair value measurement hierarchy. Level 3 fair market values were determined using a variety of information, including estimated future cash flows, estimated margins, and discount rates.

The cash flows arising from the acquisition of IMG ARENA during the year ended December 31, 2025 were as follows:

Year Ended
December 31,
in €‘000	2025
Cash consideration paid for acquisition of subsidiary	(3,828)
Cash acquired with the subsidiary	19,044
Net cash received for acquisition (included in cash used in investing activities)	15,216
Transaction costs of the acquisition (included in cash from operating activities)	(10,498)
Net cash inflow on acquisition of subsidiary	4,718

Since the acquisition, the revenue and net profit amounts included in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2025 are €28.0 million and €1.3 million, respectively. It is impracticable to provide historical supplemental pro forma financial information for this acquisition during the period due to a variety of factors, including access to historical information as the acquired business was a carve-out from another business.

Business combinations during the year ended December 31, 2024

Acquisition of XL Media

On November 13, 2024, the Company acquired certain assets from XLMedia PLC (“XL Media”), a global digital media company which created online content to attract audiences and connect them to relevant advertisers. The assets acquired were transferred to existing subsidiaries of the Company and comprised XL Media’s operations in the US gambling affiliates market, enabling the Company to expand into this market. Included in the assets acquired are inputs (intellectual property rights and media contracts) and an assembled workforce. The Company has concluded that the acquired assets, together with the processes the assembled workforce can provide, are capable of generating revenue, and therefore constitute a business. The final purchase price consisted of cash consideration totaling €16.2 million, which has been included in cash used in investing activities in the consolidated statement of cash flows for the year ended December 31, 2024. The fair value of the contingent consideration as of November 13, 2024 was €2.6 million.

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

During the year ended December 31, 2024, the seller achieved contingent consideration milestones totaling €1.0 million to be paid in 2025. All contingent consideration was determined as of December 31, 2024, and as such the change in fair value between the consideration achieved and the initial fair value as of November 13, 2024 was recognized in profit from continuing operations during the year ended December 31, 2024. All remaining contingent consideration was paid in the year ended December 31, 2025. In addition, during the year ended December 31, 2025, the Company received €2.6 million in connection with the transaction. This amount was included in the consideration transferred, and is included in cash used in investing activities in the consolidated statement of cash flows for the year ended December 31, 2025.

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

During the year ended December 31, 2024, the seller achieved contingent consideration milestones totaling €0.8 million to be paid in 2025. All remaining contingent consideration was paid in the year ended December 31, 2025.

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

Other Business Combination Activity

During 2025, the Company paid the final remaining contingent consideration for the 2022 acquisition of Vaix Limited. This €7.6 million was earned in 2024 and has been included in cash used in investing activities in the consolidated statement of cash flows for the year ended December 31, 2025.

Note 4. Revenue from contracts with customers

Revenue for the Company’s major product groups consists of the following for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
in €‘000	2025	2024	2023
Betting Technology & Solutions
Betting and Gaming Content	817,295	707,119	530,099
Managed Betting Services	229,775	199,871	173,391
Total Betting Technology & Solutions	1,047,070	906,990	703,490
Sports Content, Technology & Services
Marketing & Media Services	181,568	146,919	126,629
Sports Performance	43,692	40,366	39,758
Integrity Services	17,635	12,281	7,744
Total Sports Content, Technologies & Services	242,895	199,566	174,131
Total Revenue	1,289,965	1,106,556	877,621

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

SMBs are provided on request from customers and result in separate performance obligations. The price for each match is determined on a stand-alone basis and revenue relating to SMBs is recognized at a point in time, which generally coincides with the performance of the actual matches.

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

Contract assets and liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. These timing differences, and barter deals with sport rights licensors, result in contract assets or contract liabilities. Refer to Note 16 and Note 24 for further details.

Note 5. Segmental information

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer (“CEO”). The CODM monitors the operating results of the Company for the purpose of making decisions about resource allocation and performance assessment.

Discrete financial information is available and used by the CODM to allocate resources solely on a consolidated basis, therefore the Company has only one operating and reporting segment.

Information regarding revenues by major product groupings and geographic areas, as well as information about major customers, is presented in Note 4 Revenue from contracts with customers and in the ‘Geographic information’ section of this note below.

Geographic information

The geographic information analyzes the Company’s revenue by region, including its country of domicile (Switzerland) and any country that accounts for more than 10% of revenue.

Revenue	Years Ended December 31,
in €‘000	2025	2024	2023
Switzerland	3,908	9,555	9,292
Malta	134,055	101,804	88,593
United States	323,805	262,765	166,008

In presenting the geographic information, revenue is attributed based on the geographic billing location of customers, aligned with the primary economic environment in which they operate.

Revenue	Years Ended December 31,
in €‘000	2025	2024	2023
North America	366,210	301,269	195,883
Africa	25,665	26,918	23,308
AsiaPac & Middle East	134,430	116,466	108,412
Europe	640,547	562,024	464,012
LATAM & Caribbean	123,113	99,879	86,006
Total	1,289,965	1,106,556	877,621

The geographic information analyzes the Company’s non-current assets by the Company’s country of domicile (Switzerland) and other countries. In presenting the geographic information, the non-current assets are based on the entity that holds the associated assets. Non-current assets exclude deferred tax assets and other financial assets.

Non-current assets	As of December 31,
in €‘000	2025	2024
Switzerland	1,333,669	1,218,323
Germany	58,379	57,790
United States	315,273	230,903
United Kingdom	302,224	56,822
Other countries[1]	109,474	116,206
Total	2,119,019	1,680,044

1No individual country represented more than 10% of the total.

Major customer

The Company did not have any individual customer that accounted for more than 10% of revenue during the years ended December 31, 2025, 2024 and 2023.

Note 6. Purchased services and sport rights expenses

The following table represents purchased services:

	Years Ended December 31,
in €‘000	2025	2024	2023
Production costs	73,759	69,379	40,742
Ads costs and operational fees	45,563	40,115	32,049
Consultancy fees	10,722	24,120	27,694
Data journalist and freelancer fees	31,667	22,352	24,148
Variable service fees	19,471	8,854	6,251
Cost of materials and goods	2,964	2,808	13,682
Sales agents	2,379	2,042	2,694
Other costs	4,403	5,912	4,445
Total	190,928	175,582	151,705

The following table shows the composition of sport rights expenses:

	Years Ended December 31,
in €‘000	2025	2024	2023
Non-capitalized sport rights expenses	134,157	118,490	54,171
Amortization of capitalized sport rights	270,162	233,945	160,018
Total sport rights expenses	404,319	352,435	214,189

Note 7. Other operating expenses

The following table represents other operating expenses:

	Years Ended December 31,
in €‘000	2025	2024	2023
Legal and other consulting expenses	73,328	29,912	28,778
Software-as-a Service and similar rights	23,115	20,398	17,614
Travel expenses	10,992	10,082	8,742
Marketing expenses	9,849	9,193	7,830
Insurance	2,953	4,342	6,618
Office expenses	5,109	5,403	5,082
Telecommunication and IT expenses	2,537	2,891	4,994
Other external and administrative costs	18,132	11,316	9,785
Total	146,015	93,537	89,443

Note 8. Foreign currency gains (losses), net

The following table represents foreign currency gains and losses, net:

	Years Ended December 31,
in €‘000	2025	2024	2023
Foreign currency gains	184,079	50,707	65,594
Foreign currency losses	(105,265)	(88,930)	(42,389)
Total	78,814	(38,223)	23,205

For additional information related to the Company’s exposure to foreign currency, refer to Note 25.6.

Note 9. Finance income

The following table represents finance income:

	Years Ended December 31,
in €‘000	2025	2024	2023
Interest income	9,683	9,285	7,683
Other finance income	849	1,667	5,165
Total	10,532	10,952	12,848

Note 10. Finance costs

The following table represents finance costs:

	Years Ended December 31,
in €‘000	2025	2024	2023
Interest expense
Accrued interest on license fee payables	80,593	71,892	27,369
Interest on loans and borrowings	5,693	5,280	3,745
Other interest expense	40	298	337
Other finance costs
Other finance costs	205	1,400	2,280
Total	86,531	78,870	33,731

Note 11. Income taxes

The following income taxes are recognized in profit from continuing operations:

Income taxes	Years Ended December 31,
in €‘000	2025	2024	2023
Current tax expense:
Current year	12,734	12,277	9,251
Changes in estimates related to prior years	(413)	(547)	(1,245)
Deferred tax expense:
Origination and reversal of temporary differences	2,938	(9,924)	1,545
Tax step-up write-down	5,100	2,200	3,000
Recognition of previously unrecognized deferred tax assets	(1,919)	(15,066)	—
Income tax expense (benefit) reported in profit from continuing operations	18,440	(11,060)	12,551

International Tax Reform—Pillar Two Model Rules

The Organization for Economic Co-operation and Development (“OECD”) introduced the Global Anti-Base Erosion Model Rules (“Pillar Two”), which establish a global minimum corporate income tax rate of 15% for multinational enterprise groups with consolidated annual revenues above €750 million. Most of the jurisdictions in which the Company operates have enacted or are in the process of implementing legislation consistent with the Pillar Two framework. The Company is within the scope of these rules beginning in fiscal year 2025.

For the fiscal year ended 2025, the Company has performed an assessment of its potential exposure to Pillar Two top-up taxes. Based on this assessment, the Company qualifies for the transitional safe harbor provisions in the majority of jurisdictions in which it operates and therefore is not subject to Pillar Two top-up taxes in those jurisdictions. In the limited number of jurisdictions where the transitional safe harbor provisions do not apply, the Company has evaluated the potential application of the Pillar Two rules and does not currently expect a material impact on its consolidated financial statements.

Consistent with the applicable accounting guidance, the Company applies the exception to recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The Company will continue to monitor legislative developments, including additional administrative guidance issued by the OECD and local jurisdictions, and will assess the potential impact of Pillar Two on its effective tax rate, cash taxes and financial position in future periods.

Income tax regulations for Switzerland:

The effective tax rate for Sportradar increased from 9.0% to 14.5% as of January 1, 2020. Because of this, entities including Sportradar AG, the Company’s primary operating company, which previously benefited from the 9% rate due to their international activities, are deemed to dispose and reacquire their overseas operations free of tax. The uplift in value of these operations is then deductible for tax purposes over the next ten years (Tax-step up). Within Sportradar AG this tax-free step-up amount totals €1,948.0 million. This represents a deductible temporary difference as this is a tax basis for an asset which has no carrying value on the Company balance sheet. In 2023, 2024, and 2025 write-downs on the previously recognized deferred tax asset were recognized in the amount of €3.0 million, €2.2 million, and €5.1 million, respectively, given the expectation on the usage of the expected tax benefits in Switzerland were reduced. As of December 31, 2025 there is no deferred tax asset recorded in relation to the Tax-step up.

The reconciliation of the changes in the net deferred tax asset (liability) recognized in the consolidated statements of financial position:

in €‘000	2025	2024
Net deferred tax asset (liability) as of January 1,	17,333	(4,932)
Additions from business combinations	—	—
Recognized in other comprehensive income	187	26
Recognized in profit from continuing operations	(6,119)	22,789
Foreign currency translation adjustment	1,200	(550)
Net deferred tax asset as of December 31,	12,601	17,333

The changes during the year ended December 31, 2025 are primarily attributable to temporary differences on unrealized foreign exchange rate gains on license payables. The changes during the year ended December 31, 2024 are primarily attributable to recognition of deferred tax assets on unused tax losses in Sportradar Group AG and temporary differences on unrealized foreign exchange rate losses on license payables.

The deferred tax assets and (liabilities) relate to the following items:

	December 31,
	2025		2024
	Consolidated		Consolidated
	statement of	Consolidated	statement of	Consolidated
	financial	statement of	financial	statement of
in €‘000	position	profit or loss	position	profit or loss
Other assets and prepayments	10,174	777	9,397	(1,604)
Intangible assets	(27,461)	(8,754)	(19,907)	11,903
Trade and other payables	452	(780)	1,232	(7,804)
Tax loss carry-forward	18,139	1,885	16,254	11,411
Tax step-up (write-down)	—	(5,100)	5,100	(2,200)
Other assets non-current	(1,641)	139	(1,781)	(1,240)
Other	12,938	5,713	7,038	12,323
Deferred tax income (expense)		(6,120)		22,789
Net deferred tax asset	12,601		17,333
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	28,749		36,376
Deferred tax liabilities	(16,148)		(19,043)
Deferred tax asset, net	12,601		17,333

The applicable tax rate for the tax expense reconciliation below is taken from the income tax rate for the holding entity Sportradar Group AG at 14.3% for each of the years ended December 31, 2025, 2024 and 2023, respectively. The differences between the income tax expense calculated by the applicable tax rate and the effective income tax are as follows:

	Years Ended December 31,
in €‘000	2025	2024	2023
Net income before tax	118,764	22,552	47,196
Applicable tax rate	14.3%	14.3%	14.3%
Tax expense applying the Company tax rate	(16,971)	(3,223)	(6,744)
Effect of tax losses and tax offsets not recognized as deferred tax assets	5,707	2,725	(2,276)
Effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets	1,919	15,066	—
Changes in estimates related to prior years	413	547	1,245
Effect of non-deductible expenses	(520)	(779)	(1,337)
Effect of difference to the Company tax rate	(3,847)	(1,752)	517
Other effects	(41)	676	(956)
Tax step-up write-down	(5,100)	(2,200)	(3,000)
Income tax (expense) benefit	(18,440)	11,060	(12,551)
Effective tax rate	15.5%	(49.0)%	26.6%

For the year ended December 31, 2025, the effect of tax losses relates mainly to gains in Atrium Sports, Inc. (“Atrium”) not recognized as deferred tax assets, as the entity for the first time had positive taxable results.

For the years ended December 31, 2024 and 2023, the effect of tax losses relates mainly to losses at Atrium not recognized as deferred tax assets, which is partially offset gains in other entities. The significant positive effect on recognition of deferred tax assets, on previous unused tax losses and tax offsets are mainly coming from Sportradar Group AG.

For the year ended December 31, 2023, the changes in estimates related to prior years mainly relate to an expected tax refund which is connected to the prior tax litigation in Norway.

The periods in which the tax loss carryforwards that are not recognized as deferred tax assets may be used are as follows:

Periods in which tax loss carry-forwards not recognized as deferred tax assets may be used	As of December 31,
in €‘000	2025	2024
Unlimited	124,969	90,257
will expire within 5 years	2,140,389	2,350,223
will expire thereafter	39,284	40,428
Tax loss carry-forward	2,304,642	2,480,908

The majority of the non-recognized tax loss-carry forwards relates to Sportradar Group AG, Atrium, and Sportradar Americas Inc, where part of the accumulated tax losses are not expected to be recoverable. The €2.1 billion tax losses not recognized as deferred tax assets in the year ended December 31, 2021 (revalued as €2.1 billion for the year ended December 31, 2025) relate to Sportradar Group AG and the partially written off investment in Sportradar Holding AG and Slam InvestCo S.à r.l. in statutory accounts as a result of a decline in the Company’s share price compared to the Company’s share price on the date of the Company’s initial public offering.

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

The following table reflects the share data used for the weighted-average number of Class A shares (basic):

	Years Ended December 31,
in thousands of shares	2025	2024	2023
Issued Class A shares as of January 1	209,093	207,794	206,849
Effect of Class A shares issued	8,763	978	346
Effect of options and warrants exercised or exercisable	3,741	2,654	519
Effect of treasury shares held	(2,928)	(1,157)	(197)
Weighted-average number of Class A shares as of December 31 (basic)	218,669	210,269	207,517

The following table reflects the share data used for the weighted-average number of Class A shares (diluted):

	Years Ended December 31,
in thousands of shares	2025	2024	2023
Weighted-average number of Class A shares as of December 31 (basic)	218,669	210,269	207,517
Effect of unvested RSUs, PSUs, options, and warrants	18,867	17,211	19,129
Weighted-average number of Class A shares as of December 31 (diluted)	237,536	227,480	226,646

The following table reflects the share data used for the weighted-average number of Class B shares (basic and diluted):

	Years Ended December 31,
in thousands of shares	2025	2024	2023
Issued Class B shares as of January 1	903,671	903,671	903,671
Effect of treasury shares held	(85,385)	—	—
Weighted-average number of Class B shares as of December 31 (basic and diluted)	818,286	903,671	903,671

The following tables reflect the income data used in the basic and diluted EPS calculations for profit attributable to owners of the Company:

	Years Ended December 31,
in €‘000	2025	2024	2023
Profit attributable to Class A shares owners	73,745	23,845	24,152
Profit attributable to Class B shares owners	26,577	10,305	10,503
Profit attributable to owners of the Company	100,322	34,150	34,655

	Years Ended December 31,
	2025	2024	2023
Basic EPS from profit attributable to Class A shares owners	0.34	0.11	0.12
Diluted EPS from profit attributable to Class A shares owners	0.31	0.10	0.11
Basic and diluted EPS from profit attributable to Class B shares owners	0.03	0.01	0.01

The following tables reflect the income data used in the basic and diluted EPS calculations for loss from discontinued operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2025	2024	2023
Loss from discontinued operations attributable to Class A shares owners	—	—	(524)
Loss from discontinued operations attributable to Class B shares owners	—	—	(227)
Loss from discontinued operations attributable to owners of the Company	—	—	(751)

	Years Ended December 31,
	2025	2024	2023
Basic EPS from discontinued operations attributable to Class A shares owners	—	—	(0.00)
Diluted EPS from discontinued operations attributable to Class A shares owners	—	—	(0.00)
Basic and diluted EPS from discontinued operations attributable to Class B shares owners	—	—	(0.00)

The following tables reflect the income data used in the basic and diluted EPS calculations for profit from continuing operations attributable to owners of the Company for the years presented:

	Years Ended December 31,
in €‘000	2025	2024	2023
Profit for the year from continuing operations attributable to Class A shares owners	73,745	23,845	24,675
Profit for the year from continuing operations attributable to Class B shares owners	26,577	10,305	10,731
Profit for the year from continuing operations attributable to owners of the Company	100,322	34,150	35,406

	Years Ended December 31,
	2025	2024	2023
Basic EPS from profit for the year from continuing operations attributable to Class A shares owners	0.34	0.11	0.12
Diluted EPS from profit for the year from continuing operations attributable to Class A shares owners	0.31	0.10	0.11
Basic and diluted EPS from profit for the year from continuing operations attributable to Class B shares owners	0.03	0.01	0.01

Note 13. Intangible assets and goodwill

					Internally-
Cost	Brand	Customer			developed
in €‘000	name	base	Licenses	Technology	software	Goodwill	Total
Balance as of January 1, 2024	13,028	74,575	1,534,859	111,385	86,525	314,398	2,134,770
Additions	—	—	96,627	1,773	50,008	—	148,408
Additions through business combinations (Note 3)	4,810	3,392	—	231	—	10,388	18,821
Disposals	(70)	(768)	(189,266)	(1,156)	(5)	—	(191,265)
Disposal due to reduction in service potential	—	—	(4,476)	—	—	—	(4,476)
Translation adjustments	233	1,527	928	4,540	380	12,328	19,936
Balance as of December 31, 2024	18,001	78,726	1,438,672	116,773	136,908	337,114	2,126,194
Additions	—	—	353,779	3,796	46,746	—	404,321
Additions through business combinations (Note 3)	—	—	302,357	29	2,796	73,997	379,179
Disposals	—	—	(28,288)	(1,126)	(3,108)	—	(32,522)
Disposal due to reduction in service potential	—	—	(2,848)	—	—	—	(2,848)
Translation adjustments	(378)	(2,589)	(5,537)	(7,925)	(1,088)	(23,171)	(40,688)
Balance as of December 31, 2025	17,623	76,137	2,058,135	111,547	182,254	387,940	2,833,636

Accumulated amortization and impairment
€‘000
Balance as of January 1, 2024	(9,135)	(41,859)	(300,315)	(38,216)	(29,917)	(17,997)	(437,439)
Amortization	(1,258)	(6,079)	(236,557)	(12,348)	(11,923)	—	(268,165)
Impairment (Note 13.1)	—	—	—	(167)	—	—	(167)
Disposals	70	768	189,266	1,156	5	—	191,265
Translation adjustments	(170)	(529)	(248)	(2,832)	(143)	(709)	(4,631)
Balance as of December 31, 2024	(10,493)	(47,699)	(347,854)	(52,407)	(41,978)	(18,706)	(519,137)
Amortization	(1,350)	(5,453)	(272,649)	(12,865)	(27,777)	—	(320,094)
Impairment (Note 13.1)	—	—	—	—	(935)	—	(935)
Disposals	—	—	28,288	1,126	3,108	—	32,522
Translation adjustments	342	1,094	782	3,447	603	1,393	7,661
Balance as of December 31, 2025	(11,501)	(52,058)	(591,433)	(60,699)	(66,979)	(17,313)	(799,983)
Carrying amount
As of January 1, 2024	3,893	32,716	1,234,544	73,169	56,608	296,401	1,697,331
As of December 31, 2024	7,508	31,027	1,090,818	64,366	94,930	318,408	1,607,057
As of December 31, 2025	6,122	24,079	1,466,702	50,848	115,275	370,627	2,033,653

Brand name

As of December 31, 2025 and 2024, brand names with a carrying amount of €0.9 million, have indefinite useful lives. These are classified as intangible assets with indefinite useful lives based on an analysis of the product life cycles and other relevant factors indicating that the future positive cash flows are expected to be generated for an indefinite period of time.

Internally-developed software

During the years ended December 31, 2025, 2024 and 2023, the Company capitalized internally-developed software costs of €46.7 million, €50.0 million and €28.3 million, respectively, which are shown separately on the consolidated statements of profit or loss and other comprehensive income in the following line items:

	Years Ended December 31,
in €‘000	2025	2024	2023
Personnel expenses	29,551	28,392	21,773
Purchased services	17,195	21,616	6,528
Internally-developed software cost capitalized	46,746	50,008	28,301

Licenses

As of December 31, 2025 and 2024, additions to licenses (inclusive of accrued interest) of €259.1 million and €73.0 million, respectively, were unpaid and recognized as liabilities. Excluded from these amounts are €6.9 million and €1.5 million related to barter transactions as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, additions of €34.2 million relate to a recognized asset resulting from granted equity instruments to a licensor. There were no additions resulting from granted equity instruments for the year ended December 31, 2024.

During the years ended December 31, 2025, 2024 and 2023, the Company settled €134.5 million, €161.4 million and €143.1 million, respectively, of prior years’ liabilities related to the acquisition of intangible assets.

There are six individual sport rights included within licenses which represent greater than approximately 5% of the overall balance and these have a cumulative net book value of €1,020 million and constitute 70% of the balance as of December 31, 2025. The remaining useful life of these licenses is as follows:

Remaining Useful Life
Sport Rights License	(years)
Major League Baseball	7.0
Deutsche Fußball Liga	6.5
National Basketball Association	5.8
National Hockey League	4.5
UTR Sports	4.0
Association of Tennis Professionals	4.0

The weighted average remaining useful life of these licenses is 5.6 years. The remaining cumulative net book value has a weighted average remaining useful life of 3.7 years.

13.1 Impairment test

Goodwill

As the Company operates as a single segment, for the purposes of goodwill impairment testing for the years ended December 31, 2025 and 2024, all of its goodwill is allocated to the Company as a whole, since this is the level at which goodwill is monitored for internal management purposes.

The key assumptions used in the estimation of the recoverable amount during the years ended December 31, 2025 and 2024 were as follows:

Key assumptions used:	2025	2024
Terminal value growth rate	2.0%	2.0%
Budgeted adjusted EBITDA margin	30.4%	26.2%
Discount rate —WACC (before taxes)	11.3%	14.7%

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

As of December 31, 2025 and 2024, no impairment of goodwill was identified, as the recoverable value of the CGU exceeded the carrying value. Management believes that there are no reasonable changes in the underlying assumptions that would cause the carrying value to exceed its recoverable value and lead to an impairment of goodwill.

Other intangible assets

In 2025 and 2024, the Company assessed whether there was any indication that other intangible assets may be impaired, considering external and internal sources of information and concluded that, other than those discussed below, no indicators of impairment were identified.

In the year ended December 31, 2025, the Company identified internally-developed software which was deemed to no longer be capable of generating future economic benefit. This software was fully impaired, resulting in an impairment charge of €0.9 million recognized in impairment loss on goodwill and intangible assets in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2025.

Note 14. Property and equipment

		Other
Cost	Office	facilities and	Work in
in €‘000	buildings	equipment	progress	Total
Balance as of January 1, 2024	84,739	47,594	432	132,765
Additions	3,865	5,622	—	9,487
Transfers in/(out)	337	68	(405)	—
Disposals	(6,407)	(3,310)	—	(9,717)
Translation adjustments	676	933	(12)	1,597
Balance as of December 31, 2024	83,210	50,907	15	134,132
Additions	25,742	3,802	659	30,203
Additions through business combinations (Note 3)	11	1,895	—	1,906
Transfers in/(out)	—	135	(135)	—
Disposals	(3,091)	(1,512)	—	(4,603)
Translation adjustments	(2,235)	(2,211)	1	(4,445)
Balance as of December 31, 2025	103,637	53,016	540	157,193

Accumulated depreciation
in €‘000
Balance as of January 1, 2024	(30,080)	(29,923)	—	(60,003)
Depreciation	(9,615)	(6,947)	—	(16,562)
Disposals	6,407	3,310	—	9,717
Translation adjustments	(453)	(591)	—	(1,044)
Balance as of December 31, 2024	(33,741)	(34,151)	—	(67,892)
Depreciation	(10,246)	(6,773)	—	(17,019)
Disposals	3,091	1,068	—	4,159
Translation adjustments	1,292	1,610	—	2,902
Balance as of December 31, 2025	(39,604)	(38,246)	—	(77,850)

Carrying amount
As of January 1, 2024	54,659	17,671	432	72,762
As of December 31, 2024	49,469	16,756	15	66,240
As of December 31, 2025	64,033	14,770	540	79,343

Note 15. Leases

The Company has entered into various lease agreements. With the exception of short-term leases and leases of low-value underlying assets, each lease is reflected on the balance sheet as right-of-use asset and a lease liability. The Company classifies its right-of-use assets in a consistent manner to its property and equipment.

Rights-of-use assets and lease liabilities are presented in the consolidated statements of financial position as follows:

	As of December 31,
in €‘000	2025	2024
Right-of-use assets – Property and equipment
Buildings	61,084	46,369
Other facilities and equipment	571	500
Lease liabilities – Loans and borrowings
Current	11,010	9,968
Non-current	51,842	36,697

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

15.1 Right-of-use assets

Additional information on the significant right of use assets by class of assets and the movements during the period are as follows:

	Office buildings
in €‘000	2025	2024
Balance as of January 1,	46,369	51,394
Depreciation charge for the year	(9,505)	(8,828)
Additions	25,150	3,845
Derecognition due to lease termination	(79)	(233)
Foreign currency effects	(851)	191
Balance as of December 31,	61,084	46,369

15.2 Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period:

in €‘000	2025	2024
Balance as of January 1,	46,665	49,951
Additions to lease liabilities	25,290	4,281
Accretion of interest	3,242	2,797
Interest paid	(3,242)	(2,797)
Payments	(7,555)	(7,830)
Rent concessions	(195)	(53)
Derecognition due to lease termination	(79)	(233)
Foreign currency effects	(1,274)	549
Balance as of December 31,	62,852	46,665
Current	11,010	9,968
Non-current	51,842	36,697

The maturity analysis of lease liabilities is disclosed in Note 25.

15.3 Amounts recognized in the consolidated statements of profit or loss

	Years Ended December 31,
in €‘000	2025	2024	2023
Interest on lease liabilities	3,242	2,797	1,149
Depreciation	9,784	9,038	7,181
Income from sub-leasing right-of-use assets	(175)	(112)	(14)
Expenses relating to short-term or low value leases[1]	347	844	941
Rent concessions	(195)	(53)	(30)
Total amount recognized in profit from continuing operations	13,003	12,514	9,227
[1]

The Company has elected not to recognize a lease liability for short term leases (leases with an expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis.

15.4 Amounts recognized in the consolidated statements of cash flows

Total cash outflow for leases for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years Ended December 31,
in €‘000	2025	2024	2023
Operating activities - cash outflow for leases
-Short-term and low-value lease payments	339	831	938
-Interest paid on lease liabilities	3,242	2,797	1,149
Financing activities – Principal payment on lease liabilities	7,555	7,830	7,983
Total cash outflow for leases	11,136	11,458	10,070

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

Note 16. Trade receivables and contract assets

The following table represents the composition of trade receivables:

Trade receivables	As of December 31,
in €‘000	2025	2024
Trade receivables	110,747	88,719
Allowance for expected credit losses	(17,195)	(11,613)
Total	93,552	77,106

The following table represents the composition of contract assets:

Contract assets	As of December 31,
in €‘000	2025	2024
Contract assets	123,866	94,686
Allowance for expected credit losses	(410)	(1,124)
Total	123,456	93,562

The increase in the contract assets is related to new and expanded services rendered to customers.

The movement in the allowance for expected credit loss (“ECL”) in respect of trade receivables and contract assets during the year are as follows:

in €‘000	2025	2024
Balance as of January 1,	(12,737)	(9,966)
Provision for expected credit losses	(8,248)	(7,402)
Net amounts recovered	—	1,086
Write-offs	3,127	3,674
Other	253	(129)
Balance as of December 31,	(17,605)	(12,737)

Note 17. Other assets and prepayments

Other assets and prepayments are comprised of the following items:

Other assets and prepayments	As of December 31,
in €‘000	2025	2024
Prepaid expenses	20,292	33,839
Other financial assets[1]	39,884	3,673
Taxes and fees	5,405	2,209
Inventories	5,478	5,704
Other	1,228	1,176
Total	72,287	46,601

1Increase in Other financial assets primarily relates to deferred consideration from the acquisition of IMG (see Note 3).

Note 18. Other financial assets and other non-current assets

Other financial assets and other non-current assets are comprised of the following items:

	As of December 31,
in €‘000	2025	2024
Loans receivable (net of expected credit loss)	11,500	1,548
Deposits	2,173	1,847
Equity investment	5,984	6,747
Other financial assets[1]	40,860	1,576
Total	60,517	11,718

1Increase in Other financial assets primarily relates to deferred consideration from the acquisition of IMG (see Note 3).

In December 2025, the Company provided a loan to a third-party in the amount of €11.5 million, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9.

Note 19. Capital and reserves

The following table displays the composition and movements of capital and reserves:

	Class A	Class B
	ordinary	ordinary
Capital and reserves	shares	shares[1]
Equity instruments as of January 1, 2023	206,848,644	903,670,701
Issued during the year for vesting of shares	945,555	—
Equity instruments as of December 31, 2023	207,794,199	903,670,701
Issued during the year for vesting of shares	1,298,657	—
Equity instruments as of December 31, 2024	209,092,856	903,670,701
Issued during the year[1]	12,297,438	—
Equity instruments as of December 31, 2025	221,390,294	903,670,701

1The 12,297,438 number of Class A shares issued during 2025 includes a conversion event. On April 16, 2025, our founder and Chief Executive Officer Carsten Koerl, converted 120,000,000 Class B Ordinary Shares into 12,000,000 Class A Ordinary Shares. Such 120,000,000 Class B Shares remain outstanding but are held in treasury pending cancellation.

19.1 Ordinary shares

As of December 31, 2025, the ordinary share capital of the Company amounted to €27.6 million, consisting of 221,390,294 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). As of December 31, 2024, the ordinary share capital amounted to €27.6 million, consisting of 209,092,856 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). As of December 31, 2023, the ordinary share capital amounted to €27.4 million, consisting of 207,794,199 Class A ordinary shares (nominal value CHF 0.1) and 903,670,701 Class B ordinary shares (nominal value CHF 0.01). Ordinary share capital issued and outstanding is fully paid in. The holders of Class A and Class B shares are entitled to a single vote per share at shareholder meetings. As of December 31, 2025, 2024 and 2023 the Company was authorized to issue an additional 134,764,900, 146,764,900 and 146,764,900, respectively, of Class A ordinary shares. As of December 31, 2025, 2024 and 2023 the Company was authorized to issue no additional Class B ordinary shares.

19.2 Additional paid-in capital

Additional paid-in capital includes the excess over the par value paid by shareholders in connection with the issuance of ordinary shares or participation certificates as well as impacts of other transactions with shareholders, non-controlling interests and equity-settled share-based payments.

During the year ended December 31, 2025, €34.2 million relate to recognized assets resulting from granted equity instruments to one licensor.

No other transactions occurred during the year ended December 31, 2024.

During the year ended December 31, 2023, €52.0 million relate to recognized assets resulting from granted equity instruments to one licensor.

19.3 Treasury shares

From time to time, the Company repurchases its own shares, including for employee tax withholding purposes, and the shares may then be used for issuances under the Sportradar Group AG Omnibus Stock Plan (refer to Note 29). Upon the vesting of RSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing Class A ordinary shares from treasury. In addition, on March 18, 2024, the board of directors approved a $200 million share buyback program, which was further extended to $300 million in October 2025. As of December 31, 2025, the Company has repurchased 5.9 million Class A ordinary shares under the plan for a total of approximately $111.2 million, including 4.1 million for a total of approximately $90.9 million in the year ended December 31, 2025. Any shares repurchased by the Company are deposited in the Company’s treasury account. The treasury shares at December 31, 2025 and 2024 comprise the cost of the Company’s shares held by the Company. As of December 31, 2025 and 2024, the Company held €79.4 million and €18.8 million in treasury shares, respectively.

Movement in treasury shares	Number of shares	Cost €’000
Treasury Shares as of January 1, 2024	230,612	2,322
Purchased during the year	2,627,731	28,725
Surrendered during the year	(931,057)	(12,234)
Treasury shares as of December 31, 2024	1,927,286	18,813
Purchased during the year	5,127,074	105,216
Surrendered during the year	(3,114,518)	(44,641)
Treasury shares as of December 31, 2025	3,939,842	79,388

19.4 Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital management of the Company comprises the management of cash and shareholders’ equity and debt. The primary objective of the Company’s capital management is to ensure the availability of funds within the Company and comply with any applicable financial covenants. Refer to Note 20. The majority of the Company’s operations are financed by the Company’s operating cash flows. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of applicable financial covenants. The board of directors will determine whether to pay dividends in the future based on conditions existing at that time, including earnings, financial condition and capital requirements, as well as economic and other conditions as it may deem relevant.

The Company has an active share buyback program, refer to Note 19.3.

Note 20. Loans and borrowings

Loans and borrowings	As of December 31,
in €‘000	2025	2024
Current portion of loans and borrowings
Bank loans and overdrafts	—	54
Lease liabilities (Note 15)	11,010	9,968
	11,010	10,022
Non - current portion of loans and borrowings
Lease liabilities (Note 15)	51,842	36,697
	51,842	36,697
Total	62,852	46,719

Senior Facilities Agreement:

As of December 31, 2025 and 2024, the Company had access to €220.0 million in revolving credit facilities (“RCF”) through a credit agreement, together with its amendments (the “Credit Agreement”), with no outstanding commitments under the RCF. The Company’s wholly-owned subsidiary, Sportradar Capital S.à r.l., is the borrower under the Credit Agreement and the obligations are guaranteed by other subsidiaries of the Company and secured by certain assets of the borrower and its subsidiaries.

For the unutilized RCF, a commitment fee of 0.825% is payable on 30% of the applicable margin for the RCF. The applicable margin for the RCF is 2.75% per annum and is determined based on the applicable senior secured net leverage ratio.

Pursuant to the Credit Agreement, the Company is also subject to certain covenants. The Company was in compliance with all covenants of the Credit Agreement as of December 31, 2025 and 2024, and expects to be in compliance with all covenants within 12 months after the reporting date.

Note 21. Employee benefits

The defined contribution plans are related to various subsidiaries. The contributions are recognized as expenses in personnel expenses in the consolidated statements of profit or loss and other comprehensive income and amount to €7.0 million, €6.4 million, and €4.9 million during the years ended December 31, 2025, 2024 and 2023, respectively. No further obligation exists besides the contributions paid.

The Company has four pension plans classified as defined benefit plans. These plans are held in Switzerland, Austria, Slovenia and the Philippines. Out of the four plans, only the Switzerland plan is partially funded. The contributions to the fund are based on the percentage of the insured salary, a part of which needs to be paid by the employees and a part by the employer.

The amounts recognized in the consolidated statements of financial position for the defined benefit pension plans as of December 31, 2025 and 2024 are as follows:

	As of December 31,
in €‘000	2025	2024
Defined benefit obligation	25,454	22,228
Fair value of plan assets	(22,488)	(20,814)
Net defined benefit liability	2,966	1,414

The net defined benefit liability is included in other non-current liabilities in the consolidated statements of financial position.

The movements in the defined benefit obligation are as follows:

	Years Ended December 31,
in €‘000	2025	2024
Defined benefit obligation as of January 1,	22,228	14,129
Interest expense on defined benefit obligation	245	313
Current service cost	1,251	943
Contributions by plan participants	813	634
Benefits (paid) / deposited	(1,229)	3,140
Administration cost (excl. cost for managing plan assets)	10	7
Actuarial loss on defined benefit obligation	2,309	2,660
Exchange rate (gain) loss	(173)	402
Defined benefit obligation as of December 31,	25,454	22,228

The defined benefit obligations of the four plans as of December 31, 2025 and 2024 is as follows: Switzerland: (2025: €24.1 million; 2024: €21.1 million), Austria (2025: €0.6 million; 2024: €0.5 million), Slovenia (2025: €0.4 million; 2024: €0.3 million) and the Philippines (2025: €0.4 million; 2024: €0.3 million).

The movements in the fair value of plan assets are as follows:

	Years Ended December 31,
in €‘000	2025	2024
Fair value of plan assets as of January 1,	20,814	13,086
Interest income on plan assets	196	267
Contributions by the employer	922	743
Contributions by plan participants	813	634
Benefits (paid) deposited	(1,222)	3,149
Return on plan assets excl. interest income	1,117	2,531
Exchange rate (loss) gain	(152)	404
Fair value of plan assets as of December 31,	22,488	20,814

Note 22. Trade and other payables

The following table represents trade and other payables:

	As of December 31,
in €‘000	2025	2024
License fee payables for capitalized sport rights licenses – current	319,362	178,296
Accruals for services and purchases	30,608	16,387
Accruals for sport rights	38,821	38,937
Trade liabilities	38,066	26,122
Trade and other payables - current	426,857	259,742
License fee payables for capitalized sport rights licenses – non-current	1,209,876	895,679
Trade payables - non-current	1,209,876	895,679
Total	1,636,733	1,155,421

Note 23. Other liabilities

The following tables represent the composition of other liabilities:

Other liabilities - current:	As of December 31,
in €‘000	2025	2024
Other financial liabilities:
Deferred and contingent consideration (Note 3)	2,137	9,356
Other liabilities	6,102	5,382
Other non-financial liabilities:
Payroll liabilities	54,906	47,209
Provisions (Note 28)	17,888	—
Taxes and fees	13,644	6,324
Total other liabilities - current	94,677	68,271

Other non-current liabilities:	As of December 31,
in €‘000	2025	2024
Other non-financial liabilities:
Employee benefit liabilities (Note 21)	2,966	1,414
Other	914	416
Total other non-current liabilities	3,880	1,830

Note 24. Contract liabilities

As of December 31, 2025 and 2024, current contract liabilities of €35.2 million and €30.2 million and non-current contract liabilities of €38.0 million and €37.7 million, respectively, either relate to services not yet rendered but already paid in advance by the customer or arise from barter deals with sport rights licensors. They will be recognized as revenue when the service is provided, which is expected to occur over the next seven years.

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

The full amount of contract liabilities as of December 31, 2024 relating to customer prepayments of €22.1 million has been recognized as revenue in 2025. An amount of €7.2 million of contract liabilities as of December 31, 2024 relating to barter deals has been recognized as revenue in 2025.

The full amount of contract liabilities as of December 31, 2023 relating to customer prepayments of €15.6 million has been recognized as revenue in 2024. An amount of €10.6 million of contract liabilities as of December 31, 2023 relating to barter deals has been recognized as revenue in 2024.

The full amount of contract liabilities as of January 1, 2023 relating to customer prepayments of €20.0 million has been recognized as revenue in 2023. An amount of €3.1 million of contract liabilities as of December 31, 2022 relating to barter deals has been recognized as revenue in 2023.

As of December 31, 2025, contract liabilities of €46.7 million, arising from barter deals with sport rights licensors, and €2,122.6 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied
		performance
in €‘000	Barter deals	obligations
2026	9,676	1,356,955
2027	8,261	410,600
2028	7,799	234,443
2029	17,814	65,863
2030 and thereafter	3,137	54,721
Total	46,687	2,122,582

As of December 31, 2024, contract liabilities of €44.0 million arising from barter deals with sport rights licensors, and €1,854.6 million unsatisfied performance obligations to provide support or deliver data to customers, will be recognized as revenue in the respective year as follows:

		Unsatisfied
		performance
in €‘000	Barter deals	obligations
2025	7,240	1,030,799
2026	5,492	547,348
2027	4,931	147,783
2028	4,674	77,729
2029 and thereafter	21,657	50,906
Total	43,994	1,854,565

Note 25. Financial instruments – fair values and risk management

25.1 Measurement categories of financial instruments

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

		As of December 31, 2025
in €‘000	Financial statement	Carrying
Description of Financial Instrument	classification	amount	Fair value	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash equivalents	Cash and cash equivalents	136,624	136,624	136,624	—	—
Loans receivable	Other financial assets and other non-current assets	11,500	11,500	—	—	11,500
Financial assets at FVOCI
Equity investments	Other financial assets and other non-current assets	5,984	5,984	—	—	5,984
Total financial assets		154,108	154,108	136,624	—	17,484
Financial liabilities measured at amortized cost
Capitalized sport rights licenses[1]	Trade payables – current and Trade payables – non-current	1,530,926	1,565,875	—	1,565,875	—
Total financial liabilities		1,530,926	1,565,875	—	1,565,875	—

1 - Fair value of capitalized sport rights licenses is determined by calculating the NPV of future payments using the latest IBR and CRP as of December 31, 2025.

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

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2025 and 2024.

Level 3 recurring fair values

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Equity	Contingent	Loans
in €‘000	investments	consideration	receivable
Balance as of January 1, 2024	6,346	15,369	—
Additions	—	2,605	—
Payments	—	(8,578)	—
Net change in fair value – unrealized (included in OCI)	401	—	—
Net change in fair value – unrealized (included in Finance cost / income)	—	(40)	—
Balance as of December 31, 2024	6,747	9,356	—
Additions	—	—	11,500
Payments	—	(9,547)	—
Net change in fair value – unrealized (included in OCI)	(763)	—	—
Net change in fair value – unrealized (included in Finance cost / income)	—	191	—
Balance as of December 31, 2025	5,984	—	11,500

25.2 Financial risk management

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

25.3 Market risk

Market risks expose the Company primarily to the financial risks of changes in both foreign currency exchange rates and interest rates. The Company did not utilize derivative financial instruments to hedge risk exposures arising from its obligations denominated in non-Euro currencies in 2025, 2024 or 2023. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

25.4 Liquidity risk

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

The following tables show undiscounted contractual cash flows for financial liabilities as of December 31, 2025 and 2024:

	As of December 31, 2025
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	437,203	1,264,305	200,531	1,902,039
Deferred & contingent consideration cash flows	2,137	—	—	2,137
Bank debt - contractual cash flows[1]	1,840	767	—	2,607
Lease liabilities cash flows	11,422	39,331	30,437	81,190
Other financial liabilities	6,102	—	—	6,102
Total	458,704	1,304,403	230,968	1,994,075

	As of December 31, 2024
		Due between	Due after
	Due less than	one to five	five
in €‘000	one year	years	years	Total
Trade payables	210,307	817,334	323,916	1,351,557
Deferred & contingent consideration cash flows	9,356	—	—	9,356
Bank debt - contractual cash flows[1]	1,840	2,607	—	4,447
Lease liabilities cash flows	10,190	26,127	25,624	61,941
Other financial liabilities	5,382	—	—	5,382
Total	237,075	846,068	349,540	1,432,683
[1]

For the €220.0 million unutilized RCF, the foreseeable interest expense will be €1.84 million per annum, based on the assumption the RCF remains undrawn and the Senior Secured Net Leverage Ratio remains equal to or less than 3.00:1.00. Refer to Note 20.

To service the above license payment commitments and other operational requirements, the Company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

25.5 Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to financial instruments fails to meet its contractual obligations. The Company is exposed to credit risk from its operating activities (primarily trade receivables), loans granted and its deposits with banks and financial institutions.

The carrying amounts of financial assets and contract assets represent the maximum credit exposure, refer to Note 25.1. At the reporting date, there are no arrangements which will reduce the maximum credit risk.

Impairment losses on financial assets and contract assets recognized in the consolidated statements of profit or loss and other comprehensive income are disclosed in Note 16.

As the Company’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Due to its international operations and expanding business based on a diversified customer structure, the Company experiences an increasing but still low concentration of credit risk arising from trade receivables. The Company had for the years ended December 31, 2025, 2024 and 2023 no individual customer accounted for more than 10% of revenues. For banks and financial institutions, only parties with a high credit rating are accepted. Furthermore, the Company continuously tracks the financial information of the counterparties of loans granted.

The following table provides information about the exposure to credit risk and ECLs for loans receivable as of December 31, 2025 and 2024:

Loans receivable: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Grades 1 - 6: Low risk (BBB- to AAA)	—	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	—	0.0%	—	no
Grade 12: Loss (D)	10,240	100.0%	(10,240)	yes
Total as of December 31, 2025	10,240		(10,240)
Grades 1 - 6: Low risk (BBB- to AAA)	47	0.0%	—	no
Grade 10: Substandard (B- to CCC-)	3,588	58.2%	(2,087)	no
Grade 12: Loss (D)	12,258	100.0%	(12,258)	yes
Total as of December 31, 2024	15,893		(14,345)

Credit risk arising from billing sports betting client accounts is mitigated by billing and collecting monies in advance. Customer accounts may be suspended if an invoice remains unpaid two weeks after the beginning of the billed month. Credit risk arising from sports media accounts is mitigated by customer credit checks before services are rendered.

The following table provides information about the exposure to credit risk and ECLs for trade receivables from individual customers as of December 31, 2025 and 2024:

Trade receivables from individual customers: exposure to credit risk and ECLs

		Weighted
	Gross carrying	average loss	Impairment	Credit-
in €‘000	amount	rate	loss allowance	impaired
Current (not past due)	41,891	0.8%	(341)	no
1 to 60 days past due	39,859	3.2%	(1,263)	no
61 to 90 days past due	7,052	5.8%	(407)	no
More than 90 days past due	21,945	69.2%	(15,184)	yes
Total as of December 31, 2025	110,747		(17,195)

Current (not past due)	40,596	3.4%	(1,377)	no
1 to 60 days past due	29,179	2.6%	(763)	no
61 to 90 days past due	2,640	12.3%	(324)	no
More than 90 days past due	16,305	56.1%	(9,150)	yes
Total as of December 31, 2024	88,720		(11,614)

From 2024 to 2025, there is higher impairment loss allowance on trade receivables due to initiating credit risk management activities, which resulted in providing additional past-due receivables to collection agencies.

As of December 31, 2025 and 2024, contract assets at the gross carrying amount of €123.9 million and €94.7 million, respectively, are measured at the same ECL probability as current, not past due trade receivables, which results in an ECL allowance of €0.4 million and €1.1 million, respectively, deducted from the contract assets.

25.6 Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange risk arises from future commercial transactions and recognized financial assets and liabilities. The Company invoices more than 70% of its business in its functional currency. However, sport rights licenses are often purchased in foreign currencies and this exposes the Company to a significant risk from changes in foreign exchange rates; in particular, against the U.S. Dollar following the purchase of sports data and media rights by Sportradar AG. Furthermore, some of the subsidiaries operate in local currencies, mainly AUD, GBP, CHF, NOK and USD. Exchange rates are monitored by the Finance Department on a monthly basis, to ensure that adequate measures are taken if fluctuations increase.

The transaction risk on foreign currency cash flows is monitored on an ongoing basis by the Company’s treasury department. The main transaction risks are represented by the U.S. Dollar and Great Britain Pound, while other currencies pose minor sources of risk. As of December 31, 2025 and 2024, the Company’s net liability exposure in U.S. Dollars was €500.4 million and €543.5 million, respectively. As of December 31, 2025 and 2024, the Company’s net asset exposure in Great Britain Pound was €204.8 million and €143.0 million, respectively.

The following table provides the effects of a five and ten percent quantitative change of foreign currency exchange rates of the Euro against the exposed currencies as of December 31, 2025 and 2024, on profit or (loss):

	Year Ended December 31,
in €‘000	2025	2024
€ exchange rate +10%	(31,733)	(41,011)
€ exchange rate +5%	(15,866)	(20,505)
€ exchange rate -5%	15,866	20,505
€ exchange rate -10%	31,733	41,011

25.7 Interest rate risk

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

Note 26. Commitments

The Company enters into commitments which may have a minimum guarantee per contractual year. Additionally, as of December 31, 2025, Sportradar continues to have commitments relating to license payments for non-capitalized or not yet capitalized (i.e., license period has not started yet and advance payments have been already deducted) sports data or media rights licenses. License commitment payments will primarily be made in U.S. Dollars. The Company also has various contracts including one non-cancelable contractual commitment for five contractual years primarily related to network infrastructure and the Company’s data center operations. The following table shows commitments by the Company as of December 31, 2025 and 2024:

	As of December 31,
in €’000	2025	2024
less than one year	36,002	61,358
between more than one and less than two years	34,609	68,009
between more than two and less than three years	32,621	72,074
between more than three and less than four years	31,492	62,974
more than four years	98,817	36,547
Total	233,541	300,962

Commitments for licenses not yet capitalized amount to nil and €142.2 million as of December 31, 2025 and 2024, respectively.

Note 27. Related party transactions and key management personnel

Shareholders

During the years ended December 31, 2025, 2024, and 2023, Carsten Koerl, CEO and founder of the Company, held more than 75% voting rights in the Company.

Transactions with key management personnel

Carsten Koerl holds 33% of the shares in UAB TV Zaidimai (“Zaidimai”) situated in Vilnius, Lithuania. During the years ended December 31, 2025, 2024 and 2023, the Company generated revenue of €0.1 million, €0.1 million, and €0.1 million, respectively, with Zaidimai.

Compensation of Board of Directors and key management personnel

During the years ended December 31, 2025, 2024 and 2023, the board of directors’ aggregate emoluments amounted to €0.6 million, €0.6 million and €0.6 million, respectively. Share-based compensation expense amounted to €1.1 million, €1.1 million, and €1.0 million during the years ended December 31, 2025, 2024 and 2023, respectively. Key management personnel comprises members of the executive leadership team.

Compensation expense included in personnel expense in the consolidated statements of profit or loss other comprehensive income related to directors and key management personnel is shown below:

	Years Ended December 31,
in €‘000	2025	2024	2023
Short-term employee benefits	6,807	9,635	5,210
Post-employment pension contributions	237	697	540
Share-based compensation	16,310	6,629	11,377
Termination benefits	—	311	—
Total	23,354	17,272	17,127

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

In March 2026, the Company and its affiliates reached a settlement agreement with Sportscastr, Inc. (d/b/a PANDA (“PANDA”)) in which PANDA dismissed its litigation claims against the Company with prejudice. The claims alleged that Sportradar branded products involving the provision of live data and content in live video streams infringe certain claims of three asserted patents and violations of antitrust laws. Litigation costs of €35.1 million, inclusive of the settlement payment to PANDA, are recognized within other operating expenses in the statement of profit and comprehensive income for the year ended December 31, 2025.

Other than as disclosed above, the Company considers that no material loss to the Company is expected to result from these claims and legal proceedings.

Note 29. Share-based payments

Omnibus Stock Plan (the “2021 Plan”)

In 2021, the Company established the 2021 Plan, which provides for the grant of awards to employees, consultants and directors, including those of the Company’s subsidiaries. The Company grants stock options and restricted stock units (RSUs) and other equity awards to key employees, collectively referred to herein as equity instruments. Annual grants under the 2021 Plan are generally made to the Company’s key employees during the first quarter of the Company’s fiscal year and to members of the Company’s Board of Directors during the second quarter of the Company’s fiscal year. The Company also issues equity instruments to strategic new hires and to employees who have demonstrated superior performance throughout the year. Upon the vesting of RSUs and options, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

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

For the years ended December 31, 2025, 2024 and 2023, total share-based payment expense of €42.4 million, €35.0 million, and €38.1 million, respectively, relating to the 2021 Plan equity instruments has been recognized within personnel expenses and €1.0 million, €0.9 million, and €1.0 million, respectively has been recognized within operating expenses in the consolidated statements of profit or loss and other comprehensive income and corresponding credit has been recognized in retained earnings within the consolidated statements of changes in equity.

Changes in the number of unvested RSUs during each of the years in the three-year period ended December 31, 2025, 2024, and 2023, together with the corresponding weighted-average fair values, are as follows:

	Number of	Weighted average grant
	RSU shares	date Fair Value
Unvested restricted shares as of January 1, 2023	3,661,754	$14.69
Granted	5,162,678	$11.50
Vested	(1,400,697)	$13.51
Forfeited	(866,755)	$13.10
Unvested restricted shares as of December 31, 2023	6,556,980	$12.66
Granted	6,527,305	$11.05
Vested	(2,024,893)	$12.81
Forfeited	(1,227,397)	$12.56
Unvested restricted shares as of December 31, 2024	9,831,995	$11.57
Granted	2,348,946	$22.28
Vested	(3,297,751)	$12.20
Forfeited	(263,203)	$13.88
Unvested restricted shares as of December 31, 2025	8,619,987	$14.12

The grant date fair value of the RSUs is determined based on the closing price of the Company`s ordinary shares price on the day before grant. As of December 31, 2025 and 2024, the unrecognized compensation cost related to RSUs issued under the 2021 Plan will be recognized over 2.6 years and 2.9 years, respectively.

Executive PSU Plan (the “PSU Plan”)

The Company established the PSU Plan under the 2021 Plan to further incentivize performance and align the Company’s executive officers’ and senior managements’ interests with the interests of the Company’s shareholders. Under the PSU Plan, executive officers and certain members of senior management are eligible to receive awards known as performance stock units (PSUs), collectively referred to herein as equity instruments. Upon the vesting of PSUs, the Company fulfills its obligations under the equity instrument agreements by either issuing new shares of authorized ordinary shares or by issuing shares from treasury.

The Company grants PSUs to executive officers and certain members of senior management on an annual basis as well as upon the hiring of new individuals eligible for this plan. The PSUs generally vest in one-third installments each year beginning on the second anniversary of the grant date. The three PSU tranches are contingent on the Company’s total shareholder return (“TSR”) performance relative to the constituents of the S&P 500 Information Technology index over a 2-year, 3-year or 4-year performance period. The Company recognizes a share-based payment expense on the PSUs on a graded vesting basis. For the years ended December 31, 2025 and 2024, total share-based payment expense was €11.5 million and €3.5 million, respectively.

Changes in the number of unvested PSUs during each of the years in the two-year period ended December 31, 2025 and 2024, together with the corresponding weighted-average fair values, are as follows:

		Weighted
	Number of	average grant
	PSU shares	date Fair Value
Unvested restricted shares as of January 1, 2023	—	$—
Granted	145,900	$11.40
Unvested restricted shares as of December 31, 2023	145,900	$11.40
Granted	1,283,909	$12.72
Forfeited	(79,795)	$12.41
Unvested restricted shares as of December 31, 2024	1,350,014	$12.59
Granted	704,654	$26.35
Vested	(114,205)	$11.61
Unvested restricted shares as of December 31, 2025	1,940,463	$17.14

The grant date fair value of the PSUs is determined based on the TSR market condition attached to each PSU tranche considering the probability of achieving different outcomes. As of December 31, 2025 and 2024, the unrecognized compensation cost related to PSUs issued under the Executive Plan will be recognized over 2.6 years and 3.4 years, respectively.

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

The Company recognizes compensation costs related to the NBA warrants within amortization expense in the consolidated statements of profit or loss and other comprehensive income during the contract term, starting at the commencement date until September 30, 2031. Amortization expense related to the NBA warrants recognized in the year ended December 31, 2025, 2024 and 2023 was €10.9 million, €10.9 million and €3.6 million, respectively.

A summary of the Company’s NBA warrants activity for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Number of	Weighted average exercise
	warrants	price
Unvested as of December 31, 2023	7,153,093	$0.01
Vested and exercisable	(922,980)	$0.01
Unvested as of December 31, 2024	6,230,113	$0.01
Vested and exercisable	(922,980)	$0.01
Unvested as of December 31, 2025	5,307,133	$0.01

As of December 31, 2025, 2024 and 2023, total exercisable warrants are 3,922,664, 2,999,684, and 2,076,704, respectively. As of December 31, 2025, no warrants have been exercised.

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

The inputs used in the measurement of the option to acquire up to 1,116,540 Class A shares were as follows:

Valuation inputs:	2021
Valuation model	Black-Scholes model
Share price at grant date	$27.00
Exercise price	$8.96
Expected volatility (weighted-average)	30%
Expected term (as of September 14, 2021)	0
Risk-free interest rate (based on U.S. government bond)	0.04%

The inputs used in the measurement of the warrant were as follows:

Valuation inputs:	2021
Valuation model	Cox-Ross-Rubinstein binominal model
Share price at grant date	$27.00
Exercise price	$23.45
Expected volatility (weighted-average)	30%
Expected term	120	months
Risk-free interest rate (based on U.S. government bond)	1.28%

A summary of the Company’s NHL warrants activity for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Number of	Weighted average exercise
	warrants	price
Unvested as of December 31, 2023	1,353,740	$23.45
Unvested as of December 31, 2024	1,353,740	$23.45
Unvested as of December 31, 2025	1,353,740	$23.45

As of December 31, 2025, 2024, and 2023, the warrant is not vested and therefore cannot be exercised. The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital in the amount of €28.0 million. Amortization expense related to the NHL warrants recognized in the years ended December 31, 2025, 2024, and 2023 was €3.1 million, €3.1 million, and €3.1 million, respectively.

MLB Award

On February 7, 2025, Sportradar entered into an eight-year exclusive license agreement (the “MLB Agreement”) with the Major League Baseball (“MLB”) through the 2032 MLB season with MLB Advanced Media, L.P. and its affiliates pursuant to which the Company will exclusively distribute ultra-low latency official MLB data, including MLB Statcast Data, across its global client network and audiovisual content to its international sports betting clients, commencing with the 2025 season. Pursuant to the MLB Agreement, the Company agreed that MLB shall be issued equity with a cash value of $35.5 million (or, up to an aggregate of 1,855,724 Class A ordinary shares), subject to a vesting schedule until July 1, 2032, with the first tranche vesting upon execution of the MLB Agreement.

A summary of the Company’s MLB award activity for the year ended December 31, 2025 is as follows:

		Weighted
	Number of	average grant
	RSU shares	date Fair Value
Unvested shares as of December 31, 2024	—	N/A
Granted	1,855,724	$19.13
Vested	(231,965)	$19.13
Unvested shares as of December 31, 2025	1,623,759	$19.13

The fair value of equity instruments granted are part of cost of the license asset and the corresponding credit is recognized in additional paid-in capital in the amount of €34.2 million. Amortization expense related to the MLB awards recognized in the year ended December 31, 2025 was €4.3 million.

Note 30. Subsequent events

The Company has evaluated subsequent events through the date the consolidated financial statements were authorized for issuance. Except as otherwise noted below, there are no subsequent events that require disclosure.

In March 2026, the Company completed a settlement agreement with Sportscastr Inc. For more information, refer to Note 28 Contingencies.

Note 31. List of consolidated entities and associates

Share of capital	December 31,	December 31,
in%	2025	2024
Holding
Sportradar Group AG, Switzerland
Subsidiaries
Sportradar AG, Switzerland	99.99%	99.99%
DataCentric Corporation, Philippines	100%	100%
Sports Data AG, Switzerland	100%	100%
Sportradar AB, Sweden	100%	100%
Sportradar Americas Inc, USA	100%	100%
Sportradar Solutions LLC, USA	100%	100%
Sportradar US LLC, USA	100%	100%
Sportradar AS, Norway	100%	100%
Sportradar Australia Pty Ltd, Australia	100%	100%
Sportradar Germany GmbH, Germany	100%	100%
Sportradar GmbH, Germany	100%	100%
Sportradar GmbH, Austria	100%	100%
Sportradar informacijske tehnologije d.o.o., Slovenia	100%	100%
Sportradar Latam S.A., Uruguay	100%	100%
Sportradar Malta Limited, Malta	100%	100%
Sportradar Managed Trading Services Limited, Gibraltar	100%	100%
Sportradar OÜ, Estonia	100%	100%
Sportradar Polska sp. z o.o., Poland	100%	100%
Sportradar Singapore Pte.Ltd, Singapore	100%	100%
Sportradar UK Ltd, UK	100%	100%
Sportradar Virtual Gaming GmbH, Germany	100%	100%
Sportradar SA (PTY) LTD, South Africa	100%	100%
Sportradar Media Services GmbH, Austria	100%	100%
NSoft d.o.o, Bosnia and Herzegovina	100%	70%
NSoft Solutions d.o.o, Croatia	100%	70%
NSoft LTD, Malta	100%	70%
Stark Solutions d.o.o, Bosnia and Herzegovina	100%	70%
Optima Information Services S.L.U., Spain	100%	100%
Optima BEG d.o.o. Beograd, Serbia	100%	100%
Sportradar B.V., The Netherlands	100%	100%
Sportradar Data Technologies India LLP, India	100%	100%
Atrium Sports, Inc., USA	100%	100%
Synergy Sports Technology LLC, USA	100%	100%
Keemotion Group Inc., USA	100%	100%
Synergy Sports, SRL, Belgium	100%	100%
Keemotion LLC, USA	100%	100%
Sportradar Slovakia s.r.o, Slovakia.	100%	100%
Sportradar Cyprus Limited, Cyprus	100%	100%
Sportradar Jersey Holding Ltd, UK	100%	100%
Sportradar Management Ltd, UK	100%	100%
Fresh Eight Ltd., UK	100%	100%
Sportradar Capital S.à.r.l., Luxembourg	100%	100%
Vaix Ltd., UK	100%	100%
Vaix Greece IKE, Greece	100%	100%
Sportradar Brazil Ltda, Brazil	100%	100%
Sportradar Canada Ltd, Canada	100%	100%
IMG Arena US Parent, LLC	100%	—%
IMG Arena US, LLC	100%	—%
IMG Arena UK. LLC	100%	—%
EDH Tennis Limited UK	100%	—%
IMG Arena Poland Sp. Z.o.o	100%	—%
IMG Data Limited UK	100%	—%
IMG Gaming Data ApS DK	100%	—%